Legal Department

The Lincoln National Life Insurance Company

1300 S. Clinton Street

FOrt Wayne, IN 46802

Mary Jo Ardington

Vice President

and Associate General Counsel

Phone: 260-455-3917

MaryJo.Ardington@LFG.com

VIA Email & EDGAR

April 18, 2017

Alberto Zapata

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

 Lincoln National Variable Annuity Account H

 Post-Effective Amendment No. 62

 File No. 333-63505

 Lincoln Life Variable Annuity Account N

 Post-Effective Amendment No. 42

 File No. 333-138190

 Lincoln Life & Annuity Variable Annuity Account H

 Post-Effective Amendment No. 31

 File No. 333-141763

 Lincoln New York Account N for Variable Annuities

 Post-Effective Amendment No. 32

 File No. 333-145531

Dear Mr. Zapata:

This letter is in response to your comments of April 3, 2017. The blacklined prospectuses attached to this letter reflect changes made in response to these comments.

Specifically in reference to File No. 333-63505, please consider creating a separate prospectus for new sales. This prospectus contains so much "legacy" information that the Staff is concerned that people won't know what they are buying.

Response: Over the next twelve months, we will attempt to move broker-dealers to another product so that we can close this product to new sales. If we cannot close the product, we will prepare a new prospectus to be used for new sales. We have rearranged certain legacy information in the current disclosure to help improve clarity.

The following questions and responses were received under File No. 333-63505, but apply to all of the registration statements listed above.

 1.

 Please file the SAI in the next post-effective amendment.

Response: The SAI will be included in the next post-effective filing.

 2.

 These page numbers referenced in these comments are from File No. 333-63505. Unless otherwise indicated, please make conforming changes to the other three filings listed above, as applicable.

Response: Conforming changes have been made to all of the registrations statements listed above.

 3.

 Confirm all necessary Rate Sheet disclosure has been included in prospectus.

Response: All necessary Rate Sheet disclosure has been included in the prospectus.

 4.

 Rate Sheets

 a.

 Confirm that historic rates are included in an appendix.

 b.

 Confirm that the Rate Sheet is in the same format as previously reviewed by staff.

 c.

 Confirm that the Rate Sheet will be delivered with the prospectus and will be in the front.

Response: We confirm all of the above.

 5.

 Expense Tables

 a.

 Contractowner Transaction Expenses

 i.

 Include any applicable surrender charge and surrender charge schedule.

 ii.

 Clarify whether there is an underlying transfer charge or other transaction expense upon which an interest adjustment is assessed.

 iii.

 Confirm that there is no separate transfer, exchange, or withdrawal charge on the variable side of the contract.

 b.

 Table A

 i.

 Make it clear that the first column reflects the charges for non-fee-based contracts.

 ii.

 Footnote 1 – fees that apply during the accumulation phase are listed. If there are different fees that would apply during the annuitization phase, add appropriate narrative and cross-reference.

 iii.

Footnote 9, 10, 11 – Remove the disclosure that discusses prior scenarios if appropriate. Keep explanatory discussion to a minimum, and instead keep the discussion specific to variation of charges. Move legacy information to an appendix if possible.

 c.

 Table E – Set off current rates from historic rates.

Response:

 a.

 Contractowner Transaction Expenses

 i.

 No surrender charge applies to these contracts.

 ii.

There is no “transfer charge” or other transaction fee that is not included in this disclosure. The interest adjustment applies only to amounts withdrawn, surrendered, or transferred from the fixed account. The disclosure has been revised to clarify this point. The interest adjustment does not apply to the variable account.

 iii.

 There is no separate transfer, exchange, or withdrawal charge on the variable side of the contract (except for the New York products, and this transfer charge is disclosed).

 b.

 Table A

 i.

 We have added a heading for the A Share contracts.

 ii.

The only fee that applies in the annuitization phase is the Mortality and Expense risk and Administrative Charge which is stated in footnote 3 of Table A. Footnote 3 has been re-written based on a later comment.

 iii.

 These references are still relevant as there are outstanding contracts to which each scenario may apply; for example, individual contractowners could elect a step-up which will increase the charge.

 c.

 We were able to remove historical information on Table D (formerly Table E) since no one purchased the prior versions of the rider.

 6.

 Consider adding a new heading and section following the Summary of Common Questions for Condensed Financial Information that will refer the reader to the Appendix.

 Response: We have added a separate heading for Condensed Financial Information.

 7.

 The Lincoln National Life Insurance Company

 a.

 Please confirm that Item 5f of Form N-4 is adequately addressed concerning administrator and servicing agent identities and descriptions.

 b.

 In the bold paragraph, please clarify whether the contractowner can allocate to the fixed account.

Response:

 a.

 Lincoln does not use a third party administrator or servicing agent except for Records and Reports described later in the prospectus.

 b.

 We have specified that the fixed account is not currently available except for dollar cost averaging.

 8.

 Financial Statements – Update the dates of the financial statements.

Response: The dates have been updated to 2016.

 9.

 Charges and Other Deductions

 a.

 Move the footnote under the first table to an appendix.

 b.

 Charge sections for discontinued riders – consider moving the fee discussion for historical/discontinued riders to an appendix, or to the end of this section.

Response:

 a.

 We were concerned that separating prior M&E charges would be too confusing; however we did move prior sales charge information to the end of this section.

 b.

 We moved discontinued riders to the end of this section.

 10.

 Replacement of Existing Insurance – Consider disclosing if an exchange fee is incurred.

Response: Language was added to consider any applicable exchange fee.

 11.

 Allocation Investment Strategy – Consider whether this disclosure is needed.

Response: This section has been removed.

 12.

 Death Benefit – Estate Enhancement Benefit – Consider moving this discussion to an appendix.

Response: This section has been moved to an appendix.

 13.

Make clear in your discussion that the payment of the advisory fees to your financial professional are considered withdrawals and will have the effect of reducing the amount of withdrawals available to you under the rider.

Response: This language has been added in the Withdrawal section for each applicable living benefit rider.

These comments were received for File No. 333-138190.

 1.

 Confirm the correctness of the EDGAR Series identifier of this contract.

Response: The Class ID is C000041381.

 2.

 Table C, Footnote 3 – Prior Rider – This term is not defined until page 31. Consider defining in glossary or prior to first use.

Response: The term “Prior Rider” is part of the heading of another section we are cross-referencing.

These comments were received for File No. 333-141763.

 1.

 Cover page, 4th paragraph – Confirm that the interest adjustment does not apply to the variable account.

Response: The interest adjustment only applies to the fixed account.

 2.

 Expense Tables

 a.

 Consider providing the premium tax range in the preamble to the expense tables.

 b.

 Re-write footnote 3 in Plain English.

 c.

 Please consider stating “paid on a quarterly basis” one time instead of repeating multiple times.

Response:

 a.

 We redrafted the premium tax language for New York.

 b.

 This footnote has been rewritten.

 c.

 We left this language in each footnote so it would be clear to our readers.

 3.

 Examples – Please add in the preamble that any waivers included in the examples are for the term of the waiver.

Response: The Examples are calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

These comments were received for File No. 333-145531.

 1.

 Expense Table B – remove the “B Share” heading

Response: This heading has been removed.

Please call me at 260-455-3917 with any questions or additional comments.

Sincerely,

Mary Jo Ardington


Lincoln ChoicePlus AssuranceSM (A Share)
Individual Variable Annuity Contracts
Lincoln Life Variable Annuity Account N
May 1, 2017

Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.LincolnFinancial.com
1-888-868-2583

This prospectus describes an individual flexible premium deferred variable annuity contract that is issued by The Lincoln National Life Insurance Company
(Lincoln Life or Company). This contract can be purchased primarily as either a nonqualified annuity or qualified retirement annuity under Sections 408 (IRAs)
and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. You receive tax deferral for an IRA whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for purchasing a qualified annuity contract.

The contract is designed to accumulate Contract Value and to provide income over a certain period of time, or for life, subject to certain conditions. The benefits offered under this contract may be a variable or fixed amount, if available, or a combination of both. This contract also offers a Death Benefit payable upon the death of the Contractowner or Annuitant. This prospectus is used by both new purchasers and current Contractowners. Certain benefits described in this prospectus are no longer available.

The state in which your contract is issued will govern whether or not certain features, riders, restrictions, limitations, charges and fees will apply to your contract. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your contract regarding state-specific features. Please check with your registered representative regarding availability.

The minimum initial Gross Purchase Payment for the contract is $1,500 ($10,000 if sold as part of a fee-based plan). The minimum initial Gross Purchase
Payment for nonqualified contracts sold as part of a Fee-Based Financial Plan where i4LIFE (Reg. TM) Advantage is elected, and where the Contractowner, joint owner and/or Annuitant are ages 86 to 90 (subject to additional terms and limitations, and Home Office approval) is $50,000. Additional Gross Purchase
Payments, subject to certain restrictions, may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least
$300 annually. Upon advance written notice, we reserve the right to limit, restrict, or suspend Purchase Payments made to the contract.

Except as noted below, you choose whether your Contract Value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting
Net Purchase Payments or transfers into the fixed side of the contract at any time. If any portion of your Contract Value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an Interest Adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a
Guaranteed Period.

All Net Purchase Payments for benefits on a variable basis will be placed in
Lincoln Life Variable Annuity Account N (Variable Annuity Account [VAA]). The
VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the contract's variable options ("Subaccounts"), which, in turn, invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the Subaccounts you select. We do not guarantee how any of the Subaccounts or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

                                                                               1

AIM Variable Insurance Funds (Invesco Variable Insurance Funds):
     Invesco V.I. Equally-Weighted S&P 500 Fund1
     Invesco V.I. International Growth Fund

AllianceBernstein Variable Products Series Fund:
     AB VPS Global Thematic Growth Portfolio
     AB VPS Small/Mid Cap Value Portfolio

ALPS Variable Investment Trust:
     ALPS/Stadion Core ETF Portfolio*

American Century Variable Portfolios, Inc.:
     American Century VP Balanced Fund
     American Century VP Large Company Value Fund*

American Funds Insurance Series (Reg. TM):
     American Funds Global Growth Fund*
     American Funds Global Small Capitalization Fund*
     American Funds Growth Fund*
     American Funds Growth-Income Fund*
     American Funds International Fund*

BlackRock Variable Series Funds, Inc.:
     BlackRock Global Allocation V.I. Fund

Delaware VIP (Reg. TM) Trust:
     Delaware VIP (Reg. TM) Diversified Income Series
     Delaware VIP (Reg. TM) Emerging Markets Series
     Delaware VIP (Reg. TM) High Yield Series*
     Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
     Delaware VIP (Reg. TM) REIT Series
     Delaware VIP (Reg. TM) Small Cap Value Series
     Delaware VIP (Reg. TM) Smid Cap Core Series
     (formerly Delaware VIP (Reg. TM) Smid Cap Growth Series)
     Delaware VIP (Reg. TM) U.S. Growth Series
     Delaware VIP (Reg. TM) Value Series

Deutsche Variable Series II:
     Deutsche Alternative Asset Allocation VIP Portfolio

Fidelity (Reg. TM) Variable Insurance Products:
     Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
     Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio

First Trust Variable Insurance Trust:
   First Trust/Dow Jones Dividend & Income Allocation Portfolio2

Franklin Templeton Variable Insurance Products Trust:
     Franklin Income VIP Fund
     Franklin Mutual Shares VIP Fund
     Templeton Global Bond VIP Fund*

JPMorgan Insurance Trust:
     JPMorgan Insurance Core Bond Portfolio
     JPMorgan Insurance Trust Global Allocation Portfolio*

Legg Mason Partners Variable Equity Trust:
     ClearBridge Variable Large Cap Growth Portfolio*
     ClearBridge Variable Mid Cap Portfolio
     QS Variable Conservative Growth*

Lincoln Variable Insurance Products Trust:
   LVIP American Century Select Mid Cap Managed Volatility Fund
     LVIP American Global Growth Fund*
     LVIP American Global Small Capitalization Fund*
     LVIP American Growth Fund*

     LVIP American Growth-Income Fund*
     LVIP American International Fund*
     LVIP Baron Growth Opportunities Fund
     LVIP BlackRock Dividend Value Managed Volatility Fund
     LVIP BlackRock Global Allocation V.I. Managed Risk Fund
   LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
     LVIP BlackRock Inflation Protected Bond Fund
     LVIP BlackRock Scientific Allocation Fund*
   LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
     LVIP Blended Core Equity Managed Volatility Fund
     LVIP Blended Large Cap Growth Managed Volatility Fund
     LVIP Blended Mid Cap Managed Volatility Fund
     LVIP Clarion Global Real Estate Fund
     LVIP ClearBridge Large Cap Managed Volatility Fund
     LVIP Delaware Bond Fund
     LVIP Delaware Diversified Floating Rate Fund
     LVIP Delaware Social Awareness Fund
     LVIP Delaware Special Opportunities Fund
     LVIP Delaware Wealth Builder Fund*
    (formerly LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund)
     LVIP Dimensional International Core Equity Fund
   LVIP Dimensional International Equity Managed Volatility Fund
     LVIP Dimensional U.S. Core Equity 1 Fund
     LVIP Dimensional U.S. Core Equity 2 Fund
     LVIP Dimensional U.S. Equity Managed Volatility Fund
     LVIP Dimensional/Vanguard Total Bond Fund
   LVIP Franklin Templeton Global Equity Managed Volatility Fund
     LVIP Franklin Templeton Multi-Asset Opportunities Fund
     LVIP Franklin Templeton Value Managed Volatility Fund
     LVIP Global Conservative Allocation Managed Risk Fund
     LVIP Global Growth Allocation Managed Risk Fund
     LVIP Global Income Fund
     LVIP Global Moderate Allocation Managed Risk Fund
     LVIP Goldman Sachs Income Builder Fund
     LVIP Government Money Market Fund
   LVIP Invesco Diversified Equity-Income Managed Volatility Fund
     LVIP Invesco Select Equity Managed Volatility Fund
     LVIP JPMorgan High Yield Fund
   LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
     LVIP JPMorgan Retirement Income Fund*
     LVIP Managed Risk Profile 2010 Fund*
     LVIP Managed Risk Profile 2020 Fund*
     LVIP Managed Risk Profile 2030 Fund*
     LVIP Managed Risk Profile 2040 Fund*
     LVIP MFS International Equity Managed Volatility Fund
     LVIP MFS International Growth Fund
     LVIP MFS Value Fund
     LVIP Mondrian International Value Fund
     LVIP Multi-Manager Global Equity Managed Volatility Fund
     LVIP PIMCO Low Duration Bond Fund
     LVIP Select Core Equity Managed Volatility Fund
     LVIP SSGA Bond Index Fund
     LVIP SSGA Conservative Index Allocation Fund


     LVIP SSGA Conservative Structured Allocation Fund
     LVIP SSGA Developed International 150 Fund
     LVIP SSGA Emerging Markets 100 Fund
     LVIP SSGA Global Tactical Allocation Managed Volatility Fund
     LVIP SSGA International Index Fund
     LVIP SSGA International Managed Volatility Fund
     LVIP SSGA Large Cap 100 Fund
     LVIP SSGA Large Cap Managed Volatility Fund
     LVIP SSGA Mid-Cap Index Fund
     LVIP SSGA Moderate Index Allocation Fund
     LVIP SSGA Moderate Structured Allocation Fund
     LVIP SSGA Moderately Aggressive Index Allocation Fund
   LVIP SSGA Moderately Aggressive Structured Allocation Fund
     LVIP SSGA S&P 500 Index Fund3
     LVIP SSGA Small-Cap Index Fund
     LVIP SSGA Small-Mid Cap 200 Fund
     LVIP SSGA SMID Cap Managed Volatility Fund

     LVIP T. Rowe Price Growth Stock Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Fund
     LVIP U.S. Growth Allocation Managed Risk Fund
     LVIP Vanguard Domestic Equity ETF Fund
     LVIP Vanguard International Equity ETF Fund
     LVIP Wellington Capital Growth Fund
     LVIP Wellington Mid-Cap Value Fund
     LVIP Western Asset Core Bond Fund*

MFS (Reg. TM) Variable Insurance Trust:
     MFS (Reg. TM) VIT Growth Series
     MFS (Reg. TM) VIT Total Return Series
     MFS (Reg. TM) VIT Utilities Series

PIMCO Variable Insurance Trust:
     PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio*

Putnam Variable Trust:
     Putnam VT George Putnam Balanced Fund

*Not all funds are available in all contracts. Refer to the Description of the
Funds section of this prospectus for specific information regarding availability of funds.

1 Standard & Poor's (Reg. TM)," "S&P (Reg. TM)," "Standard & Poor's Equal
Weight Index," "S&P EWI," "S&P 500 (Reg. TM)," "Standard & Poor's 500" and
"500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Invesco V.I. Equally-Weighted S&P 500 Fund. The fund is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the fund.

2 Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow
Jones"). The trademark has been licensed to S&P Dow Jones Indices LLC and has been sublicensed for use for certain purposes by First Trust Advisors L.P. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and
Standard & Poor's makes no representation regarding the advisability of purchasing the product.

3 The Index to which this fund is managed to is a product of S&P Dow Jones
Indices LLC ("SPDJI") and has been licensed for use by one or more of the portfolio's service providers (licensee). Standard & Poor's (Reg. TM) and S&P
(Reg. TM) are registered trademarks of Standard & Poor's Financial Services LLC
(S&P); Dow Jones (Reg. TM) is a registered trademark of Dow Jones Trademark
Holdings LLC (Dow Jones); and these trademarks have been licensed for use by
SPDJI and sublicensed for certain purposes by the licensee. S&P (Reg. TM), S&P
GSCI (Reg. TM) and the Index are trademarks of S&P and have been licensed for use by SPDJI and its affiliates and sublicensed for certain purposes by the licensee. The Index is not owned, endorsed, or approved by or associated with any additional third party. The licensee's products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of such parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have any liability for any errors, omissions, or interruptions of the Index.

This prospectus gives you information about the contract that you should know before you decide to buy a contract and make Gross Purchase Payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contract is in the current Statement of Additional
Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life
Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348, or call
1-888-868-2583. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

                                                                               3

Table of Contents

Item                                                                                        Page

Special Terms                                                                                 5
Expense Tables                                                                                8
Summary of Common Questions                                                                  25
Condensed Financial Information                                                              28
The Lincoln National Life Insurance Company                                                  29
Variable Annuity Account (VAA)                                                               30
Investments of the Variable Annuity Account                                                  30
Charges and Other Deductions                                                                 37
The Contracts                                                                                52
 Purchase Payments                                                                           53
 Transfers On or Before the Annuity Commencement Date                                        55
 Surrenders and Withdrawals                                                                  57
 Death Benefit                                                                               60
 Investment Requirements                                                                     63
Living Benefit Riders                                                                        74
 Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)                                      75
 Lincoln Market Select (Reg. TM) Advantage                                                   84
 Lincoln Max 6 SelectSM Advantage                                                            91
 4LATER (Reg. TM) Select Advantage                                                           97
 i4LIFE (Reg. TM) Advantage                                                                 100
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage                                  105
 Lincoln Long-Term CareSM Advantage                                                         111
Annuity Payouts                                                                             134
 Fixed Side of the Contract                                                                 136
Distribution of the Contracts                                                               139
Federal Tax Matters                                                                         140
Additional Information                                                                      145
 Voting Rights                                                                              145
 Return Privilege                                                                           146
 State Regulation                                                                           146
 Records and Reports                                                                        146
 Cyber Security                                                                             146
Legal Proceedings                                                                           147
Contents of the Statement of Additional Information (SAI) for Lincoln Life Variable         148
  Annuity Account N
Appendix A - Condensed Financial Information                                                A-1
Appendix B - Condensed Financial Information                                                B-1
Appendix C - Condensed Financial Information                                                C-1
Appendix D - Discontinued Death Benefits and Living Benefit Riders                          D-1
Appendix E - Guaranteed Annual Income Rates for Previous Rider Elections                    E-1
Appendix F - Guaranteed Income Benefit Percentages for Previous Rider Elections             F-1


Special Terms
In this prospectus, the following terms have the indicated meanings:

5% Enhancement-A feature under certain Living Benefit Riders in which the
Guaranteed Amount or Income Base, minus Purchase Payments received in the preceding Benefit Year, will be increased by 5%, subject to certain conditions.

6% Enhancement-A feature under Lincoln Max 6 SelectSM Advantage in which an enhancement amount, equal to 6% of the Enhancement Base minus Purchase Payments received in the preceding Benefit Year, will be added to the Income Base, subject to certain conditions.

Access Period-Under i4LIFE (Reg. TM) Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the contract, and have a Death Benefit.

Account or Variable Annuity Account (VAA)-The segregated investment account,
Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value-Under i4LIFE (Reg. TM) Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE (Reg. TM) Advantage is effective (or initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the
Access Period, the Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, reduced by Regular Income Payments, Guaranteed Income
Benefit payments and withdrawals.

Accumulation Unit-A measure used to calculate Contract Value for the variable side of the contract before the Annuity Commencement Date and to calculate the
i4LIFE (Reg. TM) Advantage Account Value during the Access Period.

Annuitant-The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.

Annuity Commencement Date-The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select (other than i4LIFE
(Reg. TM) Advantage).

Annuity Payout-A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic
Income Commencement Date if i4LIFE (Reg. TM) Advantage has been elected).
Payments may be variable or fixed, or a combination of both.

Annuity Unit-A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date.

Automatic Annual Step-up-Under certain Living Benefit Riders, the Guaranteed
Amount or Income Base and/or Enhancement Base will automatically step up to the
Contract Value on each Benefit Year anniversary, subject to certain conditions.

Beneficiary-The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.

Benefit Year-Under certain Living Benefit Riders, the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Under Lincoln SmartSecurity (Reg. TM)
Advantage, if the Contractowner elects a step-up, the Benefit Year will begin on the effective date of the step-up and each anniversary of the step-up after that.

Contractowner (you, your, owner)-The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.

Contract Value (may be referred to as Account Value in marketing materials)-At any given time before the Annuity Commencement Date, the total value of all
Accumulation Units of a contract plus the value of the fixed side of the contract, if any.

Contract Year-Each 12-month period starting with the effective date of the contract and starting with each contract anniversary after that.

Death Benefit-Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the
Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.

Enhancement Base-Under Lincoln Max 6 SelectSM Advantage, a value used to calculate the amount added to the Income Base when a 6% Enhancement occurs. The amount of the Enhancement Base is equal to your initial Purchase Payment, and is adjusted as set forth in this prospectus.

Enhancement Period-Under certain Living Benefit Riders, the 10-year period during which the 5% Enhancement or 6% Enhancement is in effect. A new
Enhancement Period may begin each time an Automatic Annual Step-up to the
Contract Value occurs, depending on which Living Benefit Rider you have elected, and subject to certain conditions.

Excess Withdrawals-Amounts withdrawn during a Benefit Year, as specified for each Living Benefit Rider, which decrease or eliminate the guarantees under the rider.

Fee-Based Financial Plan-A wrap account, managed account or other investment program whereby an investment firm/
professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the
Contractowner pays the investment firm/professional directly for services.
Different

                                                                               5

charges and expenses apply to contracts purchased as part of a Fee-Based
Financial Plan.

Good Order-The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good
Order, and we reserve the right to change or waive any Good Order requirements at any time.

Gross Purchase Payments-Amounts paid into the contract before deduction of the sales charge. References to Purchase Payments refer to Gross Purchase Payments unless otherwise stated.

Guaranteed Amount-The value used to calculate your withdrawal benefit under
Lincoln Lifetime IncomeSM Advantage or Lincoln SmartSecurity (Reg. TM)
Advantage.

Guaranteed Amount Annuity Payment Option-A fixed Annuity Payout option available under Lincoln SmartSecurity (Reg. TM) Advantage under which the
Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life.

Guaranteed Annual Income-The guaranteed periodic withdrawal amount available from the contract each Benefit Year for life under certain Living Benefit
Riders.

Guaranteed Annual Income Amount Annuity Payout Option-A payout option available under certain Living Benefit Riders in which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual
Income amount for life.

Guaranteed Period-The period during which Contract Value in a fixed account will be credited a guaranteed interest rate.

Income Base-Under certain Living Benefit Riders, a value used to calculate either the Guaranteed Annual Income amount or the minimum payouts under your contract at a later date. The amount of the Income Base may vary based on when you elect the rider, and is adjusted as set forth in this prospectus.

Interest Adjustment-An upward or downward adjustment on the amount of Contract
Value in the fixed account upon a transfer, withdrawal or surrender of Contract
Value from the fixed account due to fluctuations in interest rates.

Investment Requirements-Restrictions in how you may allocate your Subaccount investments if you own certain Living Benefit Riders.

Lifetime Income Period-Under i4LIFE (Reg. TM) Advantage, the period of time following the Access Period during which we make Regular Income Payments to you for the rest of your life (and Secondary Life, if applicable). During the
Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.

Lincoln Life (we, us, our, Company)-The Lincoln National Life Insurance
Company.

Living Benefit Rider-A general reference to optional riders that provide some type of a minimum guarantee while you are alive. If you select a Living Benefit
Rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.

Maximum Annual Withdrawal-The guaranteed periodic withdrawal available under
Lincoln Lifetime IncomeSM Advantage and Lincoln SmartSecurity (Reg. TM)
Advantage.

Maximum Annual Withdrawal Amount Annuity Payout Option - A fixed Annuity Payout option available under Lincoln Lifetime IncomeSM Advantage under which the
Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life.

Net Purchase Payments-The Gross Purchase Payment amount less the sales charge.
The Net Purchase Payment is the amount placed in the fixed account and/or the variable account.

Nursing Home Enhancement-A feature that will increase the Guaranteed Annual
Income amount under Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and
Lincoln Lifetime IncomeSM Advantage 2.0 or the Maximum Annual Withdrawal amount under Lincoln Lifetime IncomeSM Advantage upon admittance to an approved nursing care facility, subject to certain conditions.

Periodic Income Commencement Date-The Valuation Date on which the amount of
i4LIFE (Reg. TM) Advantage Regular Income Payments are determined.

Rate Sheet-A prospectus supplement, that will be filed periodically, where we declare the current Guaranteed Annual Income rates under Lincoln Market Select
(Reg. TM) Advantage, Lincoln Max 6 SelectSM Advantage, and the Guaranteed
Income Benefit percentages under i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit.

Regular Income Payments-The variable, periodic income payments paid under
i4LIFE (Reg. TM) Advantage.

Secondary Life-Under certain Living Benefit Riders, the person designated by the Contractowner upon whose life the annuity payments will also be contingent.

Selling Group Individuals-A Contractowner who meets one of the following criteria at the time of the contract purchase and who purchases the contract without the assistance of a registered representative under contract with us:
 o   Employees and registered representatives of any member of the selling group (broker-dealers who have selling agreements with us) and for contracts purchased prior to November 9, 2009 only, their spouses and minor children.
 o   Officers, directors, trustees or bona-fide full-time employees and their spouses and minor children, of Lincoln Financial Group or any of the investment advisers of the funds currently being offered, or their affiliated or managed companies.

Subaccount-Each portion of the VAA that reflects investments in Accumulation and Annuity Units of a class of a particular


fund available under the contracts. There is a separate Subaccount which corresponds to each class of a fund.

Valuation Date-Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period-The period starting at the close of trading (normally 4:00
p.m. New York time) on each day that the NYSE is open for trading (Valuation
Date) and ending at the close of such trading on the next Valuation Date.

                                                                               7

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer Contract Value between investment options, and/or the fixed account (if available). State premium taxes may also be deducted. The premium tax rates range from zero to
5%.

                       CONTRACTOWNER TRANSACTION EXPENSES

Accumulation Phase:
  Sales charge (as a percentage of Gross Purchase Payments):1.............................    5.50%
We may also apply an Interest Adjustment to amounts being withdrawn, surrendered or transferred from a Guaranteed
Period of the fixed account (except for dollar cost averaging, cross-reinvestment, withdrawals up to the Maximum
Annual Withdrawal amount under Lincoln SmartSecurity (Reg. TM) Advantage and Regular
  Income Payments under i4LIFE (Reg. TM)
Advantage). See Fixed Side of the Contract.

1 The sales charge percentage decreases as the value accumulated under certain of the owner's investment increases. For contracts purchased prior to
  February 8, 2010, the maximum sales charge is 5.75%. The sales charge will be waived for contracts purchased as part of a Fee-Based Financial Plan. See
  Charges and Other Deductions.

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses. Only one table will apply to a given Contractowner. The tables differ based on whether the Contractowner has purchased the i4LIFE (Reg. TM)
Advantage rider.
o Table A reflects the expenses for a contract that has not elected i4LIFE
(Reg. TM) Advantage (Base contract).
o Table B reflects the expenses for a contract that has elected i4LIFE (Reg.
TM) Advantage.
o Table C reflects the expenses for i4LIFE (Reg. TM) Advantage Guaranteed
  Income Benefit (Managed Risk) for Contractowners who transition from Lincoln
  Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER (Reg. TM) Advantage
  (Managed Risk).
o Table D reflects the expenses for i4LIFE (Reg. TM) Advantage Select
  Guaranteed Income Benefit for Contractowners who transition from Lincoln
  Market Select (Reg. TM) Advantage or 4LATER (Reg. TM) Select Advantage.
o Table E reflects the expenses for i4LIFE (Reg. TM) Advantage for
Contractowners who transition from 4LATER (Reg. TM) Advantage.

                                    TABLE A
Expenses for a Contract that has not Elected i4LIFE (Reg. TM) Advantage (Base contract)

                                            A -Share Contracts      Contracts Purchased as Part of a Fee-Based Financial
                                                                            Plan
                                                                   Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:1....................... $ 20                            N/A            $ 50
Separate Account Annual Expenses (as
a percentage of daily assets in the
Subaccounts):2, 3
Estate Enhancement Benefit (EEB)
  Mortality and Expense Risk Charge........ 1.15%                          1.00%                        N/A
  Administrative Charge.................... 0.10%                          0.10%                        N/A
  Total Separate Account Expenses.......... 1.25%                          1.10%                        N/A
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Mortality and Expense Risk Charge........ 0.95%                          0.80%           0.45%
  Administrative Charge.................... 0.10%                          0.10%           0.10%
  Total Separate Account Expenses.......... 1.05%                          0.90%           0.55%
Guarantee of Principal Death Benefit
  Mortality and Expense Risk Charge........ 0.70%                          0.55%           0.20%
  Administrative Charge.................... 0.10%                          0.10%           0.10%
  Total Separate Account Expenses.......... 0.80%                          0.65%           0.30%


Account Value Death Benefit
  Mortality and Expense Risk Charge........    0.65%      0.50%      0.10%
  Administrative Charge....................    0.10%      0.10%      0.10%
  Total Separate Account Expenses..........    0.75%      0.60%      0.20%

                                                                                     Single      Joint
                                                                                      Life        Life
Optional Living Benefit Rider Charges:
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk):4, 5
  Guaranteed Maximum Annual Charge...............................................     2.00%      2.00%
  Current Initial Annual Charge..................................................     1.05%      1.25%
Lincoln Market Select (Reg. TM) Advantage:6
  Guaranteed Maximum Annual Charge...............................................     2.25%      2.45%
  Current Initial Annual Charge..................................................     1.25%      1.50%
Lincoln Max 6 SelectSM Advantage:7
  Guaranteed Maximum Annual Charge...............................................     2.25%      2.45%
  Current Initial Annual Charge..................................................     1.25%      1.50%
4LATER (Reg. TM) Select Advantage:8
  Guaranteed Maximum Annual Charge...............................................     2.25%      2.45%
  Current Initial Annual Charge..................................................     1.25%      1.50%
Lincoln Lifetime IncomeSM Advantage:9
  Guaranteed Maximum Charge......................................................     1.50%      1.50%
  Current Charge.................................................................     0.90%      0.90%
  Additional Charge for Lincoln Lifetime IncomeSM Advantage Plus.................     0.15%      0.15%
Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option:10
  Guaranteed Maximum Charge......................................................     1.50%      1.50%
  Current Charge.................................................................     0.85%      1.00%
Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option:10
  Guaranteed Maximum Charge......................................................     0.95%       N/A
  Current Charge.................................................................     0.85%       N/A
4LATER (Reg. TM) Advantage:11
  Guaranteed Maximum Charge......................................................     1.50%       N/A
  Current Charge.................................................................     0.65%       N/A
4LATER (Reg. TM) Advantage (Managed Risk):12
  Guaranteed Maximum Charge......................................................     2.00%      2.00%
  Current Charge.................................................................     1.05%      1.25%
Lincoln Long-Term CareSM Advantage:
  Acceleration Benefit Charge13
   Guaranteed Maximum Charge Level Benefit or Growth Benefit.....................     1.50%       N/A
   Current Charge Growth Benefit.................................................     0.50%       N/A
   Current Charge Level Benefit..................................................     0.35%       N/A
  Extension Benefit Charge14
   Guaranteed Maximum Charge.....................................................      N/A        N/A
   Current Charge (Contractowners ages 70-74)....................................     0.76%       N/A
  Optional Nonforfeiture Benefit Charge15
   Guaranteed Maximum Charge.....................................................      N/A        N/A
   Current Charge (Contractowners ages 70-74)....................................     0.14%       N/A

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee may be less in some states and will be waived after the fifteenth Contract
  Year, regardless of your Contract Value unless your contract was purchased as part of a Fee-Based Financial Plan on and after May 22, 2017. We do not assess the account fee on contracts issued to Selling Group individuals, or individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017.

2 For contracts purchased prior to November 15, 2010 (prior to June 30, 2010 for contracts purchased as part of a Fee-Based Financial Plan), the total annual charges are as follows: EEB 1.10%; EGMDB 0.90%; Guarantee of
  Principal 0.75%; Account Value 0.65%. In the event of a subsequent Death
  Benefit change, the charge will be based on the charges in effect at the time the contract was purchased.

                                                                               9

3 A mortality and expense risk and administrative charge of 0.75% of the
  Contract Value is charged for A-Share contracts on and after the Annuity
  Commencement Date. The charge is 0.20% of the Contract Value on contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017, or 0.60% of Contract Value on contracts purchased as part of a Fee-Based
  Financial Plan between June 30, 2010 and prior to May 22, 2017. The charge is 0.60% of Contract Value for A-Share contracts purchased prior to November
  15, 2010.

4 As an annualized percentage of the Income Base, as increased for subsequent
  Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - Lincoln Lifetime
  IncomeSM Advantage 2.0 (Managed Risk) Charge for a discussion of these changes to the Income Base.

5 The charge for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) also applies to an older version of the rider - Lincoln Lifetime IncomeSM
  Advantage 2.0 - which is no longer available for purchase.

6 As an annualized percentage of the Income Base, as increased by subsequent
  Purchase Payments, 5% Enhancements, and/or Automatic Annual Step-ups, and
  decreased by Excess Withdrawals. This charge is deducted from the Contract
  Value on a quarterly basis. See Charges and Other Deductions - Lincoln
  Market Select (Reg. TM) Advantage Charge for more information.

7 As an annualized percentage of the Income Base, as increased by subsequent
  Purchase Payments, 6% Enhancements, and Automatic Annual Step-ups, and
  decreased by Excess Withdrawals. This charge is deducted from the Contract
  Value on a quarterly basis. See Charges and Other Deductions - Lincoln Max 6
  SelectSM Advantage Charge for more information.

8 As an annualized percentage of the Income Base, as increased by subsequent
  Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups, and
  decreased by withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - 4LATER (Reg. TM)
  Select Advantage Charge for more information.

9 As an annualized percentage of the Guaranteed Amount as increased for subsequent Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and
  the 200% step-up and decreased for withdrawals. This charge is deducted from the Contract Value on a quarterly basis. For Lincoln Lifetime IncomeSM
  Advantage riders purchased before January 20, 2009, the current annual charge rate will increase from 0.75% to 0.90% upon the earlier of (a) the next Automatic Annual Step-up of the Guaranteed Amount or (b) the next
  Benefit Year anniversary if cumulative Purchase Payments received after the first Benefit Year anniversary equal or exceed $100,000. See Charges and
  Other Deductions - Lincoln Lifetime IncomeSM Advantage Charge for more information.

10 As an annualized percentage of the Guaranteed Amount, as increased for subsequent Purchase Payments, and step-ups and decreased for withdrawals.
  This charge is deducted from the Contract Value on a quarterly basis. For
  Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option riders purchased prior to December 3, 2012, the current annual charge rate will increase to 0.85% (single life option) and 1.00% (joint life option)
  upon the next election of a step-up of the Guaranteed Amount. For Lincoln
  SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option riders the current annual charge rate will increase to 0.85% upon the next election of a step-up of the Guaranteed Amount. See Charges and Other Deductions -
  Lincoln SmartSecurity (Reg. TM) Advantage Charge for more information.

11 As an annualized percentage of the Income Base, as increased for subsequent
  Purchase Payments, automatic 15% enhancements, and resets and decreased for withdrawals. This charge is deducted from the Subaccounts on a quarterly basis. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.50% to 0.65% upon the next election to reset the Income Base. See Charges and Other Deductions - 4LATER (Reg. TM)
  Advantage Charge for more information.

12 As an annualized percentage of the Income Base, as increased for subsequent
  Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and decreased by withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - 4LATER (Reg. TM)
  Advantage (Managed Risk) Charge for a discussion of these changes to the
  Income Base.

13 The Acceleration Benefit Charge rate is assessed against the LTC Guaranteed
  Amount as of the date the charge is deducted up to the maximum allowable charge rate of 1.50% of the LTC Guaranteed Amount. The Acceleration Benefit
  Charge percentage rates are different for the Level Benefit and Growth
  Benefit. See Charges and Other Deductions - Lincoln Long-Term CareSM
  Advantage Charges for more information.

14 The Extension Benefit Charge rate is assessed against the Extension Benefit as of the date the charge is deducted. The charge varies based upon your age as of the contract date. There is no maximum guaranteed charge for the
  Extension Benefit. The current Extension Benefit Charge rate may increase after the contract date subject to prior state regulatory approval, although it will be increased for all Contractowners in the same class as determined in a nondiscriminatory manner. The highest current charge rate will be 0.68%
  (0.17% quarterly) for contracts issued in the following states: AK, AL, AR,
  AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR,
  RI, SC, SD, WV, WY. For all other states, the highest charge rate will be
  0.76% (0.19% quarterly). See Charges and Other Deductions - Lincoln
  Long-Term CareSM Advantage Charges for more information.

15 The Optional Nonforfeiture Benefit Charge rate is assessed against the
  Extension Benefit as of the date the charge is deducted. The charge varies based upon your age as of the contract date. There is no maximum guaranteed charge for the Optional Nonforfeiture Benefit. The current Optional
  Nonforfeiture Benefit Charge rate may increase after the contract date subject to prior state regulatory approval, although it will be the same for all Contractowners in the same class as determined in a nondiscriminatory manner. The highest current charge rate will be 0.14% (0.035% quarterly) for the state of Texas, 0.13% (0.0325% quarterly) for the state of California, and 0.11% (0.0275% quarterly) for contracts issued in the following states:
  AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE,
  NM, OK, OR, RI, SC, SD, WV, WY. For all other states, the highest charge rate will be 0.12% (0.03% quarterly). See Charges and Other Deductions -
  Lincoln Long-Term CareSM Advantage Charges for more information.

                                    TABLE B
      Expenses for a Contract that has Elected i4LIFE (Reg. TM) Advantage

                                A-Share Contracts      Contracts Purchased as Part of a Fee-Based Financial Plan
                                                       Prior to May 22, 2017      On and after May 22, 2017
Annual Account Fee:1........    $20                             N/A               $50


i4LIFE (Reg. TM) Advantage without a Guaranteed
Income Benefit rider:2                               Single/Joint Life      Single/Joint Life      Single/Joint Life
  Enhanced Guaranteed Minimum Death
   Benefit (EGMDB)...............................          1.45%                  1.30%                  0.95%
  Guarantee of Principal Death Benefit...........          1.20%                  1.05%                  0.70%
  Account Value Death Benefit....................          1.15%                  1.00%                  0.60%

                                                 A-Share Contracts      Contracts Purchased as Part of a Fee-Based
                                                                        Financial Plan
                                                                        Prior to May 22,       On and after May 22,
                                                                       2017                    2017
i4LIFE (Reg. TM) Advantage Select Guaranteed    Single      Joint      Single      Joint      Single      Joint
Income Benefit:3                                 Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Guaranteed Maximum Charge.................     3.70%      3.90%       3.55%      3.75%       3.20%      3.40%
  Current Charge............................     2.40%      2.60%       2.25%      2.45%       1.90%      2.10%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.................     3.45%      3.65%       3.30%      3.50%       2.95%      3.15%
  Current Charge............................     2.15%      2.35%       2.00%      2.20%       1.65%      1.85%
Account Value Death Benefit
  Guaranteed Maximum Charge.................     3.40%      3.60%       3.25%      3.45%       2.85%      3.05%
  Current Charge............................     2.10%      2.30%       1.95%      2.15%       1.55%      1.75%

                                                 A-Share Contracts      Contracts Purchased as Part of a Fee-Based
                                                                        Financial Plan
                                                                        Prior to May 22,       On and after May 22,
                                                                       2017                    2017
i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) and Guaranteed           Single      Joint      Single      Joint      Single      Joint
Income Benefit (version 4):4                     Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Guaranteed Maximum Charge.................     3.45%      3.45%       3.30%      3.30%       2.95%      2.95%
  Current Charge............................     2.10%      2.30%       1.95%      2.15%       1.60%      1.80%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.................     3.20%      3.20%       3.05%      3.05%       2.70%      2.70%
  Current Charge............................     1.85%      2.05%       1.70%      1.90%       1.35%      1.55%
Account Value Death Benefit
  Guaranteed Maximum Charge.................     3.15%      3.15%       3.00%      3.00%       2.60%      2.60%
  Current Charge............................     1.80%      2.00%       1.65%      1.85%       1.25%      1.45%

                                                A-Share Contracts      Contracts Purchased as Part of a Fee-Based Financial Plan
                                                                       Prior to May 22, 2017      On and after May 22, 2017
i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (versions 1, 2 and 3):5                 Single/Joint Life        Single/Joint Life            Single/Joint Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Guaranteed Maximum Charge.................          2.95%                    2.80%                         N/A
  Current Charge............................          1.95%                    1.80%                         N/A
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.................          2.70%                    2.55%                         N/A
  Current Charge............................          1.70%                    1.55%                         N/A
Account Value Death Benefit.................
  Guaranteed Maximum Charge.................          2.65%                    2.50%                         N/A
  Current Charge............................          1.65%                    1.50%                         N/A

                                                                              11

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee may be less in some states and will be waived after the fifteenth Contract
  Year, regardless of your Contract Value unless your contract was purchased as part of a Fee-Based Financial Plan on and after May 22, 2017. We do not assess the account fee on contracts issued to Selling Group individuals, or individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017.

2 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of i4LIFE (Reg. TM) Advantage. See
  Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Rider Charge for
  further information. These charges continue during the Access Period. For all contracts purchased prior to November 15, 2010 (prior to June 30 2010 for contracts purchased as part of a Fee-Based Financial Plan), the annual charge rates are as follows: EGMDB 1.30%; Guarantee of Principal 1.15%;
  Account Value 1.05%. The i4LIFE (Reg. TM) Advantage charge rate is reduced to 1.15% during the Lifetime Income Period, or 1.00% for contracts purchased as part of a Fee-Based Financial Plan prior to May 22, 2017 and 0.60% for contracts purchased as part of Fee-Based Financial Plan on and after May 22,
  2017.

3 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.95% of
  Account Value for the single life option and 1.15% of Account Value for the joint life option with a guaranteed maximum charge rate of 2.25% (2.45%
  joint life option). These charges are added to the i4LIFE (Reg. TM)
  Advantage charges to comprise the total charges reflected. During the
  Lifetime Income Period, the Guaranteed Income Benefit charge is added to the
  i4LIFE (Reg. TM) Advantage charge rate of 1.15% (1.00% for contracts purchased as part of a Fee-Based Financial Plan prior to May 22, 2017 and
  0.60% for contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017). See Charges and Other Deductions - i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit Charge for more information.

4 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.65% of
  Account Value for the single life option and 0.85% of Account Value for the joint life option with a guaranteed maximum charge rate of 2.00%. These charges are added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed
  Income Benefit charge rate is added to the i4LIFE (Reg. TM) Advantage charge rate of 1.15%, or 1.00% for contracts purchased as part of a Fee-Based
  Financial Plan prior to May 22, 2017 and 0.60% for contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  Charge for more information. These charges apply to i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit (Managed Risk) and i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit (version 4).

5 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.50% of
  Account Value with a guaranteed maximum charge rate of 1.50%. This charge is added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income
  Benefit charge rate is added to the i4LIFE (Reg. TM) Advantage charge rate of 1.15% (1.00% for contracts purchased as part of a Fee-Based Financial
  Plan). The charge rate may change to the current charge rate in effect at the time you elect an additional step-up period, not to exceed the guaranteed maximum charge rate. See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit Charge for more information.
  Contractowners with contracts that were part of a Fee-Based Financial Plan prior to June 30, 2010 will pay a higher charge based upon higher Mortality and Expense Risk charges. See your contract for your specific charge.

                                    TABLE C
Expenses for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk) for Contractowners who Transition from Lincoln Lifetime IncomeSM
  Advantage 2.0 (Managed Risk) or 4LATER (Reg. TM) Advantage (Managed Risk)1

                                               A-Share Contracts       Contracts Purchased as Part of a Fee-Based Financial
                                                                               Plan
                                                                      Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:2.......................... $ 20                            N/A            $ 50
i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) for
Contractowners who transition from
Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) or 4LATER (Reg. TM)
Advantage (Managed Risk):                      Single/Joint Life        Single/Joint Life         Single/Joint Life
  Separate Account Annual Expenses (as
   a percentage of daily assets in the
   Subaccounts):
   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)..................... 1.05%                          0.90%           0.55%
  Guarantee of Principal Death Benefit........ 0.80%                          0.65%           0.30%
  Account Value Death Benefit................. 0.75%                          0.60%           0.20%

                                                                                        All Contracts
  i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk):3, 4    Single Life      Joint Life
  Guaranteed Maximum Annual Charge........................................       2.00%            2.00%
  Current Initial Annual Charge...........................................       1.05%            1.25%

1 These charges also apply to Lincoln Lifetime IncomeSM Advantage 2.0 purchasers who elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(version 4).


2 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee may be less in some states and will be waived after the fifteenth Contract
  Year, regardless of your Contract Value unless your contract was purchased as part of a Fee-Based Financial Plan on and after May 22, 2017. We do not assess the account fee on contracts issued to Selling Group individuals, or individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017.

3 As an annualized percentage of the greater of the Income Base (associated with Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)) or Account
  Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0
  (Managed Risk) current charge rate. (The Lincoln Lifetime IncomeSM Advantage
  2.0 (Managed Risk) charge continues to be a factor in determining the i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) charge.) See
  Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Guaranteed Income
  Benefit Charge for Contractowners who transition from a Prior Rider for more information.

4 As an annualized percentage of the greater of the Income Base (associated with the 4LATER (Reg. TM) Advantage (Managed Risk)) or Account Value. This
  charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the 4LATER (Reg. TM) Advantage (Managed Risk) current charge rate. (The 4LATER (Reg. TM) Advantage (Managed Risk) charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed
  Income Benefit charge.) See Charges and Other Deductions - i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit Charge for Contractowners who transition from a Prior Rider for more information.

                                    TABLE D
Expenses for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for
Contractowners who Transition from Lincoln Market Select (Reg. TM) Advantage or
                       4LATER (Reg. TM) Select Advantage

                                                   A-Share Contracts       Contracts Purchased as Part of a Fee-Based Financial
                                                                                   Plan
                                                                          Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:1.............................. $ 20                            N/A            $ 50
i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit for Contractowners who
transition from Lincoln Market Select (Reg. TM)
Advantage or 4LATER (Reg. TM) Select Advantage:    Single/Joint Life        Single/Joint Life         Single/Joint Life
  Separate Account Annual Expenses (as
   a percentage of daily assets in the
   Subaccounts):
   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)......................... 1.05%                          0.90%           0.55%
   Guarantee of Principal Death Benefit........... 0.80%                          0.65%           0.30%
   Account Value Death Benefit.................... 0.75%                          0.60%           0.20%

                                                                                                        All Contracts
  i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners who
    transition from
   Lincoln Market Select (Reg. TM) Advantage or 4LATER (Reg. TM) Select Advantage:2, 3        Single Life      Joint Life
   Guaranteed Maximum Annual Charge.......................................................       2.25%            2.45%
   Current Initial Annual Charge..........................................................       1.25%            1.50%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee may be less in some states and will be waived after the fifteenth Contract
  Year, regardless of your Contract Value unless your contract was purchased as part of a Fee-Based Financial Plan on and after May 22, 2017. We do not assess the account fee on contracts issued to Selling Group individuals, or individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017.

2 As an annualized percentage of the greater of the Income Base (associated with Lincoln Market Select (Reg. TM) Advantage) or Account Value. This
  charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Market Select (Reg. TM) Advantage current charge rate. (The Lincoln Market Select (Reg. TM) Advantage charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage Select
  Guaranteed Income Benefit charge.) See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit for Contractowners who
  transition from a Prior Rider for more information.

3 As an annualized percentage of the greater of the Income Base (associated with 4LATER (Reg. TM) Select Advantage) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income

                                                                              13

  Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the
  Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the 4LATER
  (Reg. TM) Select Advantage current charge rate. (The 4LATER (Reg. TM) Select
  Advantage charge continues to be a factor in determining the i4LIFE (Reg.
  TM) Advantage Select Guaranteed Income Benefit charge.) See Charges and
  Other Deductions - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  Charge for Contractowners who transition from a Prior Rider for more information.

                                    TABLE E
Expenses for i4LIFE (Reg. TM) Advantage for Contractowners who Transition from
                           4LATER (Reg. TM) Advantage

                                                                                                     Contracts Purchased
                                                                                                   as Part of a Fee-Based
                                                                      A-Share Contracts     Financial Plan prior to May 22, 2017
Annual Account Fee:1................................................. $ 20                                   N/A
i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Advantage Guaranteed
Income Benefit for Contractowners who transition from
4LATER (Reg. TM) Advantage:2
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Guaranteed Maximum Charge.......................................... 2.95%                                 2.80%
  Current Charge..................................................... 2.10%                                 1.95%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.......................................... 2.70%                                 2.55%
  Current Charge..................................................... 1.85%                                 1.70%
Account Value Death Benefit
  Guaranteed Maximum Charge.......................................... 2.65%                                 2.50%
  Current Charge..................................................... 1.80%                                 1.65%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee may be less in some states and will be waived after the fifteenth Contract
  Year, regardless of your Contract Value. We do not assess the account fee on contracts issued to Selling Group Individuals, to individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017, or on contracts issued before August 15, 2003.

2 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.65% of the
  Account Value with a guaranteed maximum charge rate of 1.50%. This charge is added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income
  Benefit charge rate is added to the i4LIFE (Reg. TM) Advantage charge rate of 1.15%, or 1.00% for contracts purchased as part of a Fee-Based Financial
  Plan. The charge rate will change to the current charge rate in effect upon election of a new step-up period, not to exceed the guaranteed maximum charge rate. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.50% to 0.65% upon the next election to reset the Income Base. See Charges and Other Deductions - 4LATER (Reg.
  TM) Advantage Guaranteed Income Benefit Charge for more information.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay
periodically during the time that you own the contract. The expenses are for the year ended December 31, 2016. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                                             Minimum   Maximum
                                                                            --------- --------

      Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service
       (12b-1) fees, and other expenses)...................................  0.49%     2.25%
      Total Annual Fund Operating Expenses (after contractual waivers/
       reimbursements*)....................................................  0.49%     1.61%

*     Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2018.

The following table shows the expenses charged by each fund for the year ended
  December 31, 2016:
(as a percentage of each fund's average net assets):


                                                                                    Management         12b-1 Fees
                                                                                    Fees (before       (before any
                                                                                    any waivers/       waivers/
                                                                                    reimburse-         reimburse-
                                                                                    ments)         +   ments)

AB VPS Global Thematic Growth Portfolio - Class B                                       0.75%             0.25%
AB VPS Small/Mid Cap Value Portfolio - Class B                                          0.75%             0.25%
ALPS/Stadion Core ETF Portfolio - Class III(1)                                          0.50%             0.25%
American Century VP Balanced Fund - Class II(2)                                         0.90%             0.25%
American Century VP Large Company Value Fund - Class II(2)                              0.80%             0.25%
American Funds Global Growth Fund - Class 2                                             0.53%             0.25%
American Funds Global Small Capitalization Fund - Class 2                               0.70%             0.25%
American Funds Growth Fund - Class 2                                                    0.33%             0.25%
American Funds Growth-Income Fund - Class 2                                             0.27%             0.25%
American Funds International Fund - Class 2                                             0.50%             0.25%
BlackRock Global Allocation V.I. Fund - Class III(3)                                    0.63%             0.25%
ClearBridge Variable Large Cap Growth Portfolio - Class II(4)                           0.75%             0.25%
ClearBridge Variable Mid Cap Portfolio - Class II                                       0.75%             0.25%
Delaware VIP (Reg. TM) Diversified Income Series - Service Class(5)                     0.58%             0.30%
Delaware VIP (Reg. TM) Emerging Markets Series - Service Class(6)                       1.25%             0.30%
Delaware VIP (Reg. TM) High Yield Series - Service Class(7)                             0.65%             0.30%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Service Class(8)        0.48%             0.30%
Delaware VIP (Reg. TM) REIT Series - Service Class(8)                                   0.75%             0.30%
Delaware VIP (Reg. TM) Small Cap Value Series - Service Class(8)                        0.72%             0.30%
Delaware VIP (Reg. TM) Smid Cap Core Series - Service Class(9)                          0.74%             0.30%
Delaware VIP (Reg. TM) U.S. Growth Series - Service Class(8)                            0.65%             0.30%
Delaware VIP (Reg. TM) Value Series - Service Class (8)                                 0.63%             0.30%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(10)                       0.33%             0.25%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio - Service Class 2                 0.55%             0.25%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Service Class 2(11)       0.25%             0.25%
Fidelity (Reg. TM) VIP Growth Portfolio - Service Class 2                               0.55%             0.25%
Fidelity (Reg. TM) VIP Mid Cap Portfolio - Service Class 2                              0.55%             0.25%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I(12)              0.60%             0.25%
Franklin Income VIP Fund - Class 2(13)                                                  0.45%             0.25%
Franklin Income VIP Fund - Class 4(13)                                                  0.45%             0.35%
Franklin Mutual Shares VIP Fund - Class 2                                               0.69%             0.25%
Franklin Mutual Shares VIP Fund - Class 4                                               0.69%             0.35%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares                           0.12%             0.25%
Invesco V.I. International Growth Fund - Series II Shares(14)                           0.71%             0.25%
JPMorgan Insurance Trust Core Bond Portfolio - Class 2(15)                              0.40%             0.25%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(16)                      0.60%             0.25%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service
 Class(17)                                                                              0.75%             0.35%
LVIP American Global Growth Fund - Service Class II(18)                                 0.53%             0.55%
LVIP American Global Small Capitalization - Service Class II(19)                        0.70%             0.55%
LVIP American Growth Fund - Service Class II(20)                                        0.33%             0.55%
LVIP American Growth-Income Fund - Service Class II(21)                                 0.27%             0.55%
LVIP American International Fund - Service Class II(20)                                 0.50%             0.55%
LVIP Baron Growth Opportunities Fund - Service Class(22)                                1.00%             0.25%

                                                                                        Other
                                                                                        Expenses
                                                                                        (before any       Acquired
                                                                                        waivers/          Fund
                                                                                        reimburse-        Fees and
                                                                                    +   ments)        +   Expenses   =

AB VPS Global Thematic Growth Portfolio - Class B                                          0.31%            0.00%
AB VPS Small/Mid Cap Value Portfolio - Class B                                             0.08%            0.00%
ALPS/Stadion Core ETF Portfolio - Class III(1)                                             0.83%            0.18%
American Century VP Balanced Fund - Class II(2)                                            0.01%            0.00%
American Century VP Large Company Value Fund - Class II(2)                                 0.01%            0.00%
American Funds Global Growth Fund - Class 2                                                0.03%            0.00%
American Funds Global Small Capitalization Fund - Class 2                                  0.04%            0.00%
American Funds Growth Fund - Class 2                                                       0.02%            0.00%
American Funds Growth-Income Fund - Class 2                                                0.02%            0.00%
American Funds International Fund - Class 2                                                0.04%            0.00%
BlackRock Global Allocation V.I. Fund - Class III(3)                                       0.24%            0.00%
ClearBridge Variable Large Cap Growth Portfolio - Class II(4)                              0.14%            0.00%
ClearBridge Variable Mid Cap Portfolio - Class II                                          0.12%            0.00%
Delaware VIP (Reg. TM) Diversified Income Series - Service Class(5)                        0.09%            0.00%
Delaware VIP (Reg. TM) Emerging Markets Series - Service Class(6)                          0.15%            0.00%
Delaware VIP (Reg. TM) High Yield Series - Service Class(7)                                0.10%            0.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Service Class(8)           0.07%            0.00%
Delaware VIP (Reg. TM) REIT Series - Service Class(8)                                      0.08%            0.00%
Delaware VIP (Reg. TM) Small Cap Value Series - Service Class(8)                           0.07%            0.00%
Delaware VIP (Reg. TM) Smid Cap Core Series - Service Class(9)                             0.08%            0.00%
Delaware VIP (Reg. TM) U.S. Growth Series - Service Class(8)                               0.09%            0.00%
Delaware VIP (Reg. TM) Value Series - Service Class (8)                                    0.07%            0.00%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(10)                          0.27%            1.08%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio - Service Class 2                    0.08%            0.00%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Service Class 2(11)          0.00%            0.51%
Fidelity (Reg. TM) VIP Growth Portfolio - Service Class 2                                  0.09%            0.00%
Fidelity (Reg. TM) VIP Mid Cap Portfolio - Service Class 2                                 0.08%            0.00%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I(12)                 0.44%            0.00%
Franklin Income VIP Fund - Class 2(13)                                                     0.02%            0.02%
Franklin Income VIP Fund - Class 4(13)                                                     0.02%            0.02%
Franklin Mutual Shares VIP Fund - Class 2                                                  0.03%            0.00%
Franklin Mutual Shares VIP Fund - Class 4                                                  0.03%            0.00%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares                              0.27%            0.00%
Invesco V.I. International Growth Fund - Series II Shares(14)                              0.21%            0.01%
JPMorgan Insurance Trust Core Bond Portfolio - Class 2(15)                                 0.24%            0.01%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(16)                         0.61%            0.26%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service
 Class(17)                                                                                 0.10%            0.84%
LVIP American Global Growth Fund - Service Class II(18)                                    0.13%            0.00%
LVIP American Global Small Capitalization - Service Class II(19)                           0.19%            0.00%
LVIP American Growth Fund - Service Class II(20)                                           0.11%            0.00%
LVIP American Growth-Income Fund - Service Class II(21)                                    0.09%            0.00%
LVIP American International Fund - Service Class II(20)                                    0.13%            0.00%
LVIP Baron Growth Opportunities Fund - Service Class(22)                                   0.08%            0.00%

                                                                                                                Total
                                                                                    Total         Total         Expenses
                                                                                    Expenses      Contractual   (after
                                                                                    (before any   waivers/      Contractual
                                                                                    waivers/      reimburse-    waivers/
                                                                                    reimburse-    ments         reimburse-
                                                                                    ments)        (if any)      ments)

AB VPS Global Thematic Growth Portfolio - Class B                                      1.31%           0.00%       1.31%
AB VPS Small/Mid Cap Value Portfolio - Class B                                         1.08%           0.00%       1.08%
ALPS/Stadion Core ETF Portfolio - Class III(1)                                         1.76%          -0.43%       1.33%
American Century VP Balanced Fund - Class II(2)                                        1.16%          -0.09%       1.07%
American Century VP Large Company Value Fund - Class II(2)                             1.06%          -0.11%       0.95%
American Funds Global Growth Fund - Class 2                                            0.81%           0.00%       0.81%
American Funds Global Small Capitalization Fund - Class 2                              0.99%           0.00%       0.99%
American Funds Growth Fund - Class 2                                                   0.60%           0.00%       0.60%
American Funds Growth-Income Fund - Class 2                                            0.54%           0.00%       0.54%
American Funds International Fund - Class 2                                            0.79%           0.00%       0.79%
BlackRock Global Allocation V.I. Fund - Class III(3)                                   1.12%          -0.13%       0.99%
ClearBridge Variable Large Cap Growth Portfolio - Class II(4)                          1.14%          -0.09%       1.05%
ClearBridge Variable Mid Cap Portfolio - Class II                                      1.12%           0.00%       1.12%
Delaware VIP (Reg. TM) Diversified Income Series - Service Class(5)                    0.97%          -0.05%       0.92%
Delaware VIP (Reg. TM) Emerging Markets Series - Service Class(6)                      1.70%          -0.09%       1.61%
Delaware VIP (Reg. TM) High Yield Series - Service Class(7)                            1.05%          -0.05%       1.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Service Class(8)       0.85%          -0.05%       0.80%
Delaware VIP (Reg. TM) REIT Series - Service Class(8)                                  1.13%          -0.05%       1.08%
Delaware VIP (Reg. TM) Small Cap Value Series - Service Class(8)                       1.09%          -0.05%       1.04%
Delaware VIP (Reg. TM) Smid Cap Core Series - Service Class(9)                         1.12%          -0.05%       1.07%
Delaware VIP (Reg. TM) U.S. Growth Series - Service Class(8)                           1.04%          -0.05%       0.99%
Delaware VIP (Reg. TM) Value Series - Service Class (8)                                1.00%          -0.05%       0.95%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(10)                      1.93%          -0.32%       1.61%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio - Service Class 2                0.88%           0.00%       0.88%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Service Class 2(11)      1.01%          -0.15%       0.86%
Fidelity (Reg. TM) VIP Growth Portfolio - Service Class 2                              0.89%           0.00%       0.89%
Fidelity (Reg. TM) VIP Mid Cap Portfolio - Service Class 2                             0.88%           0.00%       0.88%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I(12)             1.29%          -0.09%       1.20%
Franklin Income VIP Fund - Class 2(13)                                                 0.74%          -0.03%       0.71%
Franklin Income VIP Fund - Class 4(13)                                                 0.84%          -0.03%       0.81%
Franklin Mutual Shares VIP Fund - Class 2                                              0.97%           0.00%       0.97%
Franklin Mutual Shares VIP Fund - Class 4                                              1.07%           0.00%       1.07%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares                          0.64%           0.00%       0.64%
Invesco V.I. International Growth Fund - Series II Shares(14)                          1.18%          -0.01%       1.17%
JPMorgan Insurance Trust Core Bond Portfolio - Class 2(15)                             0.90%          -0.05%       0.85%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(16)                     1.72%          -0.43%       1.29%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service
 Class(17)                                                                             2.04%          -0.79%       1.25%
LVIP American Global Growth Fund - Service Class II(18)                                1.21%           0.00%       1.21%
LVIP American Global Small Capitalization - Service Class II(19)                       1.44%          -0.05%       1.39%
LVIP American Growth Fund - Service Class II(20)                                       0.99%           0.00%       0.99%
LVIP American Growth-Income Fund - Service Class II(21)                                0.91%           0.00%       0.91%
LVIP American International Fund - Service Class II(20)                                1.18%           0.00%       1.18%
LVIP Baron Growth Opportunities Fund - Service Class(22)                               1.33%          -0.12%       1.21%

                                                                              15

                                                                              Management         12b-1 Fees
                                                                              Fees (before       (before any
                                                                              any waivers/       waivers/
                                                                              reimburse-         reimburse-
                                                                              ments)         +   ments)

LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(23)         0.72%             0.25%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(24)       0.75%             0.35%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service
 Class(25)                                                                        0.25%             0.35%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(26)                  0.42%             0.25%
LVIP BlackRock Scientific Allocation Fund - Service Class(27)                     0.75%             0.25%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service
 Class(28)                                                                        0.25%             0.35%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(29)              0.64%             0.35%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(30)         0.74%             0.25%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(31)                  0.74%             0.25%
LVIP Clarion Global Real Estate Fund - Service Class(32)                          0.69%             0.25%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(33)            0.69%             0.35%
LVIP Delaware Bond Fund - Service Class(32)                                       0.31%             0.35%
LVIP Delaware Diversified Floating Rate Fund - Service Class(34)                  0.58%             0.25%
LVIP Delaware Social Awareness Fund - Service Class(32)                           0.38%             0.35%
LVIP Delaware Special Opportunities Fund - Service Class(32)                      0.39%             0.35%
LVIP Delaware Wealth Builder Fund - Service Class(35)                             0.75%             0.25%
LVIP Dimensional International Core Equity Fund - Service Class(36)               0.75%             0.25%
LVIP Dimensional International Equity Managed Volatility Fund - Service
 Class(37)                                                                        0.25%             0.25%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class(32)                      0.35%             0.35%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(38)                      0.72%             0.25%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(39)          0.25%             0.25%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(40)                     0.25%             0.25%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service
 Class(26)                                                                        0.65%             0.25%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class(41)        0.75%             0.25%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(42)         0.65%             0.35%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(43)         0.25%             0.25%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(26)               0.25%             0.25%
LVIP Global Income Fund - Service Class(44)                                       0.65%             0.25%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(26)             0.25%             0.25%
LVIP Goldman Sachs Income Builder Fund - Service Class(45)                        0.65%             0.25%
LVIP Government Money Market Fund - Service Class(32)                             0.38%             0.25%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service
 Class(46)                                                                        0.60%             0.35%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(47)            0.65%             0.35%
LVIP JPMorgan High Yield Fund - Service Class(48)                                 0.63%             0.25%
LVIP JPMorgan Retirement Income Fund - Service Class(49)                          0.75%             0.25%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service
 Class(50)                                                                        0.71%             0.25%
LVIP Managed Risk Profile 2010 Fund - Service Class(51)                           0.25%             0.25%
LVIP Managed Risk Profile 2020 Fund - Service Class(51)                           0.25%             0.25%
LVIP Managed Risk Profile 2030 Fund - Service Class(52)                           0.25%             0.25%

                                                                                  Other                            Total
                                                                                  Expenses                         Expenses
                                                                                  (before any       Acquired       (before any
                                                                                  waivers/          Fund           waivers/
                                                                                  reimburse-        Fees and       reimburse-
                                                                              +   ments)        +   Expenses   =   ments)

LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(23)            0.10%            0.01%           1.08%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(24)          0.06%            0.72%           1.88%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service
 Class(25)                                                                           0.18%            0.13%           0.91%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(26)                     0.08%            0.01%           0.76%
LVIP BlackRock Scientific Allocation Fund - Service Class(27)                        0.26%            0.00%           1.26%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service
 Class(28)                                                                           0.16%            0.11%           0.87%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(29)                 0.10%            0.69%           1.78%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(30)            0.10%            0.01%           1.10%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(31)                     0.12%            0.01%           1.12%
LVIP Clarion Global Real Estate Fund - Service Class(32)                             0.09%            0.00%           1.03%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(33)               0.15%            0.73%           1.92%
LVIP Delaware Bond Fund - Service Class(32)                                          0.07%            0.00%           0.73%
LVIP Delaware Diversified Floating Rate Fund - Service Class(34)                     0.08%            0.00%           0.91%
LVIP Delaware Social Awareness Fund - Service Class(32)                              0.09%            0.00%           0.82%
LVIP Delaware Special Opportunities Fund - Service Class(32)                         0.08%            0.00%           0.82%
LVIP Delaware Wealth Builder Fund - Service Class(35)                                0.19%            0.00%           1.19%
LVIP Dimensional International Core Equity Fund - Service Class(36)                  0.38%            0.00%           1.38%
LVIP Dimensional International Equity Managed Volatility Fund - Service
 Class(37)                                                                           0.08%            0.52%           1.10%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class(32)                         0.08%            0.00%           0.78%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(38)                         0.09%            0.00%           1.06%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(39)             0.07%            0.31%           0.88%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(40)                        0.06%            0.14%           0.70%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service
 Class(26)                                                                           0.10%            0.01%           1.01%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class(41)           0.74%            0.51%           2.25%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(42)            0.09%            0.58%           1.67%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(43)            0.05%            0.43%           0.98%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(26)                  0.05%            0.42%           0.97%
LVIP Global Income Fund - Service Class(44)                                          0.10%            0.01%           1.01%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(26)                0.05%            0.44%           0.99%
LVIP Goldman Sachs Income Builder Fund - Service Class(45)                           0.72%            0.01%           1.63%
LVIP Government Money Market Fund - Service Class(32)                                0.09%            0.00%           0.72%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service
 Class(46)                                                                           0.10%            0.65%           1.70%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(47)               0.12%            0.48%           1.60%
LVIP JPMorgan High Yield Fund - Service Class(48)                                    0.08%            0.00%           0.96%
LVIP JPMorgan Retirement Income Fund - Service Class(49)                             0.16%            0.27%           1.43%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service
 Class(50)                                                                           0.09%            0.01%           1.06%
LVIP Managed Risk Profile 2010 Fund - Service Class(51)                              0.21%            0.42%           1.13%
LVIP Managed Risk Profile 2020 Fund - Service Class(51)                              0.10%            0.40%           1.00%
LVIP Managed Risk Profile 2030 Fund - Service Class(52)                              0.10%            0.42%           1.02%

                                                                                            Total
                                                                              Total         Expenses
                                                                              Contractual   (after
                                                                              waivers/      Contractual
                                                                              reimburse-    waivers/
                                                                              ments         reimburse-
                                                                              (if any)      ments)

LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(23)         -0.12%       0.96%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(24)       -0.67%       1.21%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service
 Class(25)                                                                        -0.06%       0.85%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(26)                   0.00%       0.76%
LVIP BlackRock Scientific Allocation Fund - Service Class(27)                     -0.28%       0.98%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service
 Class(28)                                                                        -0.04%       0.83%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(29)              -0.74%       1.04%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(30)         -0.10%       1.00%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(31)                  -0.10%       1.02%
LVIP Clarion Global Real Estate Fund - Service Class(32)                           0.00%       1.03%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(33)            -0.74%       1.18%
LVIP Delaware Bond Fund - Service Class(32)                                        0.00%       0.73%
LVIP Delaware Diversified Floating Rate Fund - Service Class(34)                  -0.03%       0.88%
LVIP Delaware Social Awareness Fund - Service Class(32)                            0.00%       0.82%
LVIP Delaware Special Opportunities Fund - Service Class(32)                       0.00%       0.82%
LVIP Delaware Wealth Builder Fund - Service Class(35)                             -0.23%       0.96%
LVIP Dimensional International Core Equity Fund - Service Class(36)               -0.45%       0.93%
LVIP Dimensional International Equity Managed Volatility Fund - Service
 Class(37)                                                                        -0.04%       1.06%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class(32)                       0.00%       0.78%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(38)                      -0.29%       0.77%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(39)           0.00%       0.88%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(40)                     -0.05%       0.65%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service
 Class(26)                                                                         0.00%       1.01%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class(41)        -1.07%       1.18%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(42)         -0.69%       0.98%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(43)          0.00%       0.98%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(26)                0.00%       0.97%
LVIP Global Income Fund - Service Class(44)                                       -0.07%       0.94%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(26)              0.00%       0.99%
LVIP Goldman Sachs Income Builder Fund - Service Class(45)                        -0.62%       1.01%
LVIP Government Money Market Fund - Service Class(32)                              0.00%       0.72%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service
 Class(46)                                                                        -0.63%       1.07%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(47)            -0.63%       0.97%
LVIP JPMorgan High Yield Fund - Service Class(48)                                 -0.03%       0.93%
LVIP JPMorgan Retirement Income Fund - Service Class(49)                          -0.46%       0.97%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service
 Class(50)                                                                         0.00%       1.06%
LVIP Managed Risk Profile 2010 Fund - Service Class(51)                           -0.16%       0.97%
LVIP Managed Risk Profile 2020 Fund - Service Class(51)                           -0.05%       0.95%
LVIP Managed Risk Profile 2030 Fund - Service Class(52)                           -0.05%       0.97%


                                                                                 Management         12b-1 Fees
                                                                                 Fees (before       (before any
                                                                                 any waivers/       waivers/
                                                                                 reimburse-         reimburse-
                                                                                 ments)         +   ments)

LVIP Managed Risk Profile 2040 Fund - Service Class(52)                              0.25%             0.25%
LVIP MFS International Equity Managed Volatility Fund - Service Class(53)            0.85%             0.25%
LVIP MFS International Growth Fund - Service Class(54)                               0.82%             0.25%
LVIP MFS Value Fund - Service Class(32)                                              0.61%             0.25%
LVIP Mondrian International Value Fund - Service Class(32)                           0.68%             0.25%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service
 Class(55)                                                                           0.25%             0.35%
LVIP PIMCO Low Duration Bond Fund - Service Class(56)                                0.50%             0.25%
LVIP Select Core Equity Managed Volatility Fund - Service Class(57)                  0.70%             0.35%
LVIP SSGA Bond Index Fund - Service Class(58)                                        0.40%             0.25%
LVIP SSGA Conservative Index Allocation Fund - Service Class(59)                     0.25%             0.25%
LVIP SSGA Conservative Structured Allocation Fund - Service Class(60)                0.25%             0.25%
LVIP SSGA Developed International 150 Fund - Service Class(61)                       0.33%             0.25%
LVIP SSGA Emerging Markets 100 Fund - Service Class(62)                              0.34%             0.25%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service
 Class(63)                                                                           0.40%             0.25%
LVIP SSGA International Index Fund - Service Class(64)                               0.40%             0.25%
LVIP SSGA International Managed Volatility Fund - Service Class(65)                  0.76%             0.25%
LVIP SSGA Large Cap 100 Fund - Service Class(66)                                     0.31%             0.25%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(67)                      0.70%             0.25%
LVIP SSGA Mid-Cap Index Fund - Service Class(32)                                     0.27%             0.25%
LVIP SSGA Moderate Index Allocation Fund - Service Class(68)                         0.25%             0.25%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(69)                    0.25%             0.25%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(69)            0.25%             0.25%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service
 Class(68)                                                                           0.25%             0.25%
LVIP SSGA S&P 500 Index Fund - Service Class(32)                                     0.17%             0.25%
LVIP SSGA Small-Cap Index Fund - Service Class(32)                                   0.32%             0.25%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(70)                                 0.34%             0.25%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(71)                       0.90%             0.25%
LVIP T. Rowe Price Growth Stock Fund - Service Class(32)                             0.65%             0.25%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class(32)                0.70%             0.25%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(72)                    0.70%             0.25%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(73)                           0.25%             0.25%
LVIP Vanguard International Equity ETF Fund - Service Class(74)                      0.25%             0.25%
LVIP Wellington Capital Growth Fund - Service Class(32)                              0.69%             0.25%
LVIP Wellington Mid-Cap Value Fund - Service Class(75)                               0.86%             0.25%
LVIP Western Asset Core Bond Fund - Service Class(76)                                0.45%             0.25%
MFS (Reg. TM) VIT Growth Series - Service Class                                      0.72%             0.25%
MFS (Reg. TM) VIT Total Return Series - Service Class(77)                            0.67%             0.25%
MFS (Reg. TM) VIT Utilities Series - Service Class                                   0.73%             0.25%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio - Advisor Class(78)       0.74%             0.25%
Putnam VT George Putnam Balanced Fund - Class IB                                     0.53%             0.25%
QS Variable Conservative Growth - Class II(79)                                       0.00%             0.25%

                                                                                     Other
                                                                                     Expenses
                                                                                     (before any       Acquired
                                                                                     waivers/          Fund
                                                                                     reimburse-        Fees and
                                                                                 +   ments)        +   Expenses   =

LVIP Managed Risk Profile 2040 Fund - Service Class(52)                                 0.12%            0.43%
LVIP MFS International Equity Managed Volatility Fund - Service Class(53)               0.09%            0.75%
LVIP MFS International Growth Fund - Service Class(54)                                  0.09%            0.00%
LVIP MFS Value Fund - Service Class(32)                                                 0.08%            0.00%
LVIP Mondrian International Value Fund - Service Class(32)                              0.08%            0.00%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service
 Class(55)                                                                              0.25%            0.50%
LVIP PIMCO Low Duration Bond Fund - Service Class(56)                                   0.16%            0.00%
LVIP Select Core Equity Managed Volatility Fund - Service Class(57)                     0.08%            0.56%
LVIP SSGA Bond Index Fund - Service Class(58)                                           0.07%            0.00%
LVIP SSGA Conservative Index Allocation Fund - Service Class(59)                        0.11%            0.29%
LVIP SSGA Conservative Structured Allocation Fund - Service Class(60)                   0.08%            0.31%
LVIP SSGA Developed International 150 Fund - Service Class(61)                          0.09%            0.00%
LVIP SSGA Emerging Markets 100 Fund - Service Class(62)                                 0.14%            0.00%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service
 Class(63)                                                                              0.06%            0.27%
LVIP SSGA International Index Fund - Service Class(64)                                  0.12%            0.00%
LVIP SSGA International Managed Volatility Fund - Service Class(65)                     0.10%            0.38%
LVIP SSGA Large Cap 100 Fund - Service Class(66)                                        0.07%            0.00%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(67)                         0.09%            0.20%
LVIP SSGA Mid-Cap Index Fund - Service Class(32)                                        0.09%            0.00%
LVIP SSGA Moderate Index Allocation Fund - Service Class(68)                            0.07%            0.29%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(69)                       0.06%            0.32%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(69)               0.07%            0.29%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service
 Class(68)                                                                              0.06%            0.33%
LVIP SSGA S&P 500 Index Fund - Service Class(32)                                        0.07%            0.00%
LVIP SSGA Small-Cap Index Fund - Service Class(32)                                      0.08%            0.00%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(70)                                    0.10%            0.00%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(71)                          0.09%            0.34%
LVIP T. Rowe Price Growth Stock Fund - Service Class(32)                                0.07%            0.00%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class(32)                   0.08%            0.00%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(72)                       0.06%            0.52%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(73)                              0.07%            0.08%
LVIP Vanguard International Equity ETF Fund - Service Class(74)                         0.09%            0.13%
LVIP Wellington Capital Growth Fund - Service Class(32)                                 0.09%            0.00%
LVIP Wellington Mid-Cap Value Fund - Service Class(75)                                  0.11%            0.00%
LVIP Western Asset Core Bond Fund - Service Class(76)                                   0.08%            0.02%
MFS (Reg. TM) VIT Growth Series - Service Class                                         0.04%            0.00%
MFS (Reg. TM) VIT Total Return Series - Service Class(77)                               0.04%            0.00%
MFS (Reg. TM) VIT Utilities Series - Service Class                                      0.05%            0.00%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio - Advisor Class(78)          0.29%            0.14%
Putnam VT George Putnam Balanced Fund - Class IB                                        0.21%            0.00%
QS Variable Conservative Growth - Class II(79)                                          0.13%            0.69%

                                                                                                             Total
                                                                                 Total         Total         Expenses
                                                                                 Expenses      Contractual   (after
                                                                                 (before any   waivers/      Contractual
                                                                                 waivers/      reimburse-    waivers/
                                                                                 reimburse-    ments         reimburse-
                                                                                 ments)        (if any)      ments)

LVIP Managed Risk Profile 2040 Fund - Service Class(52)                             1.05%          -0.07%         0.98%
LVIP MFS International Equity Managed Volatility Fund - Service Class(53)           1.94%          -0.74%         1.20%
LVIP MFS International Growth Fund - Service Class(54)                              1.16%          -0.10%         1.06%
LVIP MFS Value Fund - Service Class(32)                                             0.94%           0.00%         0.94%
LVIP Mondrian International Value Fund - Service Class(32)                          1.01%           0.00%         1.01%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service
 Class(55)                                                                          1.35%          -0.15%         1.20%
LVIP PIMCO Low Duration Bond Fund - Service Class(56)                               0.91%          -0.03%         0.88%
LVIP Select Core Equity Managed Volatility Fund - Service Class(57)                 1.69%          -0.68%         1.01%
LVIP SSGA Bond Index Fund - Service Class(58)                                       0.72%          -0.12%         0.60%
LVIP SSGA Conservative Index Allocation Fund - Service Class(59)                    0.90%          -0.16%         0.74%
LVIP SSGA Conservative Structured Allocation Fund - Service Class(60)               0.89%          -0.10%         0.79%
LVIP SSGA Developed International 150 Fund - Service Class(61)                      0.67%          -0.01%         0.66%
LVIP SSGA Emerging Markets 100 Fund - Service Class(62)                             0.73%          -0.01%         0.72%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service
 Class(63)                                                                          0.98%          -0.10%         0.88%
LVIP SSGA International Index Fund - Service Class(64)                              0.77%          -0.11%         0.66%
LVIP SSGA International Managed Volatility Fund - Service Class(65)                 1.49%          -0.61%         0.88%
LVIP SSGA Large Cap 100 Fund - Service Class(66)                                    0.63%          -0.01%         0.62%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(67)                     1.24%          -0.54%         0.70%
LVIP SSGA Mid-Cap Index Fund - Service Class(32)                                    0.61%           0.00%         0.61%
LVIP SSGA Moderate Index Allocation Fund - Service Class(68)                        0.86%          -0.10%         0.76%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(69)                   0.88%          -0.10%         0.78%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(69)           0.86%          -0.10%         0.76%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service
 Class(68)                                                                          0.89%          -0.10%         0.79%
LVIP SSGA S&P 500 Index Fund - Service Class(32)                                    0.49%           0.00%         0.49%
LVIP SSGA Small-Cap Index Fund - Service Class(32)                                  0.65%           0.00%         0.65%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(70)                                0.69%          -0.01%         0.68%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(71)                      1.58%          -0.74%         0.84%
LVIP T. Rowe Price Growth Stock Fund - Service Class(32)                            0.97%           0.00%         0.97%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class(32)               1.03%           0.00%         1.03%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(72)                   1.53%          -0.45%         1.08%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(73)                          0.65%          -0.05%         0.60%
LVIP Vanguard International Equity ETF Fund - Service Class(74)                     0.72%          -0.05%         0.67%
LVIP Wellington Capital Growth Fund - Service Class(32)                             1.03%           0.00%         1.03%
LVIP Wellington Mid-Cap Value Fund - Service Class(75)                              1.22%          -0.07%         1.15%
LVIP Western Asset Core Bond Fund - Service Class(76)                               0.80%           0.00%         0.80%
MFS (Reg. TM) VIT Growth Series - Service Class                                     1.01%           0.00%         1.01%
MFS (Reg. TM) VIT Total Return Series - Service Class(77)                           0.96%          -0.08%         0.88%
MFS (Reg. TM) VIT Utilities Series - Service Class                                  1.03%           0.00%         1.03%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio - Advisor Class(78)      1.42%          -0.14%         1.28%
Putnam VT George Putnam Balanced Fund - Class IB                                    0.99%           0.00%         0.99%
QS Variable Conservative Growth - Class II(79)                                      1.07%           0.00%         1.07%

                                                                              17

                                                                                    Other
                                               Management         12b-1 Fees        Expenses
                                               Fees (before       (before any       (before any
                                               any waivers/       waivers/          waivers/
                                               reimburse-         reimburse-        reimburse-
                                               ments)         +   ments)        +   ments)        +

Templeton Global Bond VIP Fund - Class 2(80)       0.46%             0.25%             0.07%

                                                                                          Total
                                                              Total         Total         Expenses
                                                              Expenses      Contractual   (after
                                               Acquired       (before any   waivers/      Contractual
                                               Fund           waivers/      reimburse-    waivers/
                                               Fees and       reimburse-    ments         reimburse-
                                               Expenses   =   ments)        (if any)      ments)

Templeton Global Bond VIP Fund - Class 2(80)     0.02%           0.80%         -0.05%        0.75%

(1)   The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial statements (or the financial highlights in its prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs and other investment companies. ALPS Advisors, Inc. (the "Adviser") and Stadion Money
      Management, LLC (the "Sub-Adviser") have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses After Fee
      Waiver/
  Expense Reimbursements (not including distribution and/or service (12b-1)
  fees, shareholder service fees, acquired fund fees and expenses, taxes, brokerage commissions and extraordinary expenses) do not exceed a maximum of
  0.65% of the Portfolio's Class I or Class III shares average daily net assets through April 29, 2018. The Adviser and Sub-Adviser will be permitted to recover, on a class-by-class basis, expenses each has borne through the agreement described above to the extent that the Portfolio's expenses in later periods fall below the annual rates set forth in the relevant agreement. The Portfolio will not be obligated to pay any such fees and expenses more than three years after the end of the fiscal year in which the fee and expense was waived or reimbursed. This agreement may only be terminated during the period by the Board of Trustees of ALPS Variable
  Investment Trust.

(2)   On August 1, 2016, the advisor agreed to waive percentage points indicated of the funds' management fees, and prospectuses were supplemented. At that time, the advisor expected these waivers to continue until July 31, 2017. In January 2017, the advisor agreed to extend the waivers until April 30, 2018 and cannot terminate them prior to such date without the approval of the Board of Directors. The May 1,
      2017 prospectuses will reference the new date.

(3)   As described in the "Management of the Funds" section of the Fund's prospectus, BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund
      Operating Expenses After Fee Waivers and/or Expense Reimbursements
      (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and
      Expenses and certain other Fund expenses) to 1.50% (for Class III Shares)
      of average daily net assets through April 30, 2018. BlackRock Advisors,
      LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.07% (for Class III
      Shares) of average daily net assets through April 30, 2018. Each of these contractual agreements may be terminated upon 90 days' notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

(4)   The manager has agreed to waive fees and/or reimburse operating expenses
      (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed this amount. This arrangement cannot be terminated prior to December 31, 2018 without Board of Trustees' consent.

(5)   Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P.
      (Distributor), has contracted to limit the 12b-1 fees to no more than
      0.25% of average daily net assets from May 1, 2017 through May 1, 2018.
      These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(6)   The Series' investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding, in an aggregate amount, 1.36% of the Series'
      average daily net assets from May 1, 2017 through May 1, 2018. These fee waivers and expense reimbursements apply only to expenses paid directly by the Series. The waivers and reimbursements may only be terminated by agreement of the Manager and the Series. Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series'
      distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from May 1, 2017 through May 1, 2018. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(7)   The Series' investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding, in an aggregate amount, 0.75% of the Series'
      average daily net assets from May 1, 2017 through May 1, 2018. These fee waivers and expense reimbursements apply only to expenses paid directly by the Series. The waivers and reimbursements may only be terminated by agreement of the Manager and the Series. Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series'
      distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from May 1, 2017 through May 1, 2018. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(8)   Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P.
      (Distributor), has contracted to limit the 12b-1 fees to no more than
      0.25% of average daily net assets from May 1, 2017 through May 1, 2018.
      These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(9)   Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P.
      (Distributor), has contracted to limit the 12b-1 fees to no more than
      0.25% of average daily net assets from May 1, 2017 through May 1, 2018 or, if longer, until the Series is offered under new participation agreements or under new contracts with existing companies (other than the update and modification of existing contracts in the normal course of business that may require registration or re-registration under state insurance laws as a new insurance contract, provided the new insurance contract effectively replaces the current insurance contract). These waivers and reimbursements may be terminated only by agreement of the
      Distributor and the Series.

(10)  Through April 30, 2018, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than
      0.53% for Class B shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.08%). The agreement may be terminated with the consent of the fund's Board.

(11)  FMRC has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2018. In addition, FMR has contractually agreed to reimburse 0.10% of class-level expenses for Service Class 2. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as Service Class 2 continue to be sold to unaffiliated insurance companies.

(12)  The Fund's Investment advisor has agreed to waive fees and/or pay the
Fund's expenses to the extent necessary to prevent the operating expenses of the Class I


  shares and Class II shares (excluding interest expense, brokerage commissions and other trading expenses, taxes and extraordinary expenses)
  from exceeding 1.20% and 0.95%, respectively, of the Fund's average daily assets per year at least until May 1, 2018. Expenses borne by the Fund's investment advisor are subject to reimbursement by the Fund up to three years from the date of the fee or expense was incurred, but no reimbursement payment will be made by the Fund at any time if it would result in the Class
  I share or Class II share expenses (excluding interest expense, brokerage commissions and other trading expenses, taxes and extraordinary expenses)
  exceeding 1.20% and 0.95%, respectively, of the Fund's average daily net assets per year. The agreement may be terminated by the Trust on behalf of the Fund at any time and by the Fund's investment advisor only after May 1,
  2018 upon 60 days' written notice.

(13)  The investment manager has contractually agreed in advance to reduce its fees as a result of the fund's investment in a Franklin Templeton money market fund (the "acquired fund") for the next twelve month period.

(14)  Invesco has contractually agreed to waive a portion of the Fund's management fee in an amount equal to the net management fee that Invesco earns on the Fund's investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless
      Invesco continues the fee waiver agreement, it will terminate on June 30,
      2018. During its term, the fee waiver agreement cannot be terminated or amended to reduce the advisory fee waiver without approval of the Board of Trustees.

(15)  The Portfolio's adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund
      Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and
      Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.85% of the average daily net assets. The
      Portfolio may invest in one or more money market funds advised by the
      Adviser or its affiliates (affiliated money market funds). The Fund's adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio's investment in such money market funds. These waivers are in effect through 4/30/2018, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(16)  The Portfolio's adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund
      Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and
      Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.03% of the average daily net assets. The
      Portfolio may invest in one or more money market funds advised by the
      Adviser or its affiliates (affiliated money market funds). The Fund's adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio's investment in such money market funds. These waivers are in effect through 4/30/2018, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(17)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.69% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.06% of the
      Fund's average daily net assets for the Standard Class (and 0.41% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(18)  Other expenses were restated to reflect the current fee structure of the fund. The amounts set forth under "Management Fee" and "Other Expenses"
      reflect the aggregate expenses of the Fund and the Master Fund. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund.

(19)  Other expenses were restated to reflect the current fee structure of the fund. The amounts set forth under "Management Fee" and "Other Expenses"
      reflect the aggregate expenses of the Fund and the Master Fund. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund. Lincoln Investment Advisors
      Corporation (the "adviser") has contractually agreed to reimburse the
      Fund to the extent that the Other Expenses of the Fund exceed 0.10% of the average daily net assets of the Service Class II of the Fund. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense Reimbursement was restated
      to reflect the current expense limitation of the fund.

(20)  The amounts set forth under "Management Fee" and "Other Expenses" reflect the aggregate expenses of the Fund and the Master Fund. The Total Annual
      Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund. Other expenses were restated to reflect the current fee structure of the fund.

(21)  Other expenses were restated to reflect the current fee structure of the fund. The amounts set forth under "Management Fee" and "Other Expenses"
      reflect the aggregate expenses of the Fund and the Master Fund. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund.

(22)  Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.06% on the first $250 million of the Fund's average daily net assets;
      0.11% on the next $250 million of the Fund's average daily net assets;
      0.16% on the next $200 million of the Fund's average daily net assets;
      0.17% on the next $50 million of the Fund's average daily net assets; and
      0.22% in excess of $750 million of the Fund's average daily net assets.
      The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE)
      exceed 0.96% of the Fund's average daily net assets for the Standard
      Class (and 1.21% for the Service Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(23)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.11% on the first $750 million of the Fund's average daily net assets; and 0.15% of the Fund's average daily net assets in excess of
      $750 million. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(24)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.67% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The
      Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

                                                                              19

(25)  Other expenses were restated to reflect the current fee structure of the fund. Annualized. Lincoln Investment Advisors Corporation (the "adviser")
      has contractually agreed to reimburse the Fund to the extent that the
      Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.37% of the
      Fund's average daily net assets for the Standard Class (and 0.72% for the
      Service Class). The agreement will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense reimbursement of the Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the
      Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(26)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund.

(27)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.73% of the
      Fund's average daily net assets for the Standard Class (and 0.98% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense limitation of the fund.

(28)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Annualized. Lincoln Investment Advisors
      Corporation (the "adviser") has contractually agreed to reimburse the
      Fund to the extent that the Total Annual Fund Operating Expenses
      (excluding AFFE) exceed 0.37% of the Fund's average daily net assets for the Standard Class (and 0.72% for the Service Class). The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(29)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.64% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.00% of the
      Fund's average daily net assets for the Standard Class (and 0.35% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(30)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.14% on the first $100 million of the Fund's average daily net assets; 0.09% on the next $400 million of the Fund's daily net assets; 0.085% on the next $1.5 billion of the Fund's daily net assets; and 0.08% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(31)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.12% on the first $25 million of the Fund's average daily net assets; 0.07% on the next $50 million of the Fund's average daily net assets; 0.02% on the next $225 million of the Fund's average daily net assets; 0.04% on the next $300 million of the Fund's average daily net assets; and 0.07% on the next $200 million of the Fund's average daily net assets. This agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Net Annual Fund
      Operating Expenses exceed 0.77% of the Fund's average daily net assets for the Standard Class (and 1.02% for the Service Class). This agreement will continue at least through December 9, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense
      Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(32)  Other expenses were restated to reflect the current fee structure of the fund.

(33)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.66% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Funds average daily net assets for the Standard Class (and 0.45% for Service
      Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(34)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.03% on the first $2 billion of the Fund's average daily net assets; and
      0.05% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(35)  Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. Lincoln
      Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.12% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating
      Expenses (excluding AFFE) exceed 0.71% of the Fund's average daily net assets for the Standard Class (and 0.96% for the Service Class). Both
      agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(36)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.17% of the
      Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.68% of the Funds average daily net assets for the Standard Class (and 0.93% for Service Class).
      Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense
      Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.


(37)  AFFE is based on estimated amounts for the current fiscal year. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.04% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(38)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.29% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.
      Other expenses were restated to reflect the current fee structure of the fund.

(39)  AFFE is based on estimated amounts for the current fiscal year. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund.

(40)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(41)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.43% of the
      Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.42% of the Fund's average daily net assets for the Standard Class (and 0.67% for the Service
      Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. The Total Annual Fund Operating
      Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund.
      AFFE is based on estimated amounts for the current fiscal year. The Fee
      Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(42)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.62% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.05% of the
      Fund's average daily net assets for the Standard Class (and 0.40% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(43)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(44)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.07% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.
      Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(45)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.75% of the Fund's average daily net assets for the Standard Class (and 1.00% for the Service
      Class). The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund
      Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include
      AFFE. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(46)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.55% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.07% of the
      Fund's average daily net assets for the Standard Class (and 0.42% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
      Expense Reimbursement was restated to reflect the current expense limitation of the fund.

(47)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.51% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.14% of the
      Fund's average daily net assets for the Standard Class (and 0.49% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year.

(48)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the
      Fund's average daily net assets in excess of $250 million. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(49)  Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The
      Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.38% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent

                                                                              21

  that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.45%
  of the Fund's average daily net assets for the Standard Class (and 0.70% for the Service Class). Both agreements will continue at least through April 30,
  2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver and Expense
  Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(50)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(51)  The Expense Reimbursement was restated to reflect the current expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating
      Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln
      Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating
      Expenses (excluding AFFE) exceed 0.30% of the Fund's average daily net assets for the Standard Class (and 0.55% for the Service Class). The
      agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(52)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.30% of the
      Fund's average daily net assets for the Standard Class (and 0.55% for the
      Service Class). The agreement will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund.

(53)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.65% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the
      Fund's average daily net assets for the Standard Class (and 0.45% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund.

(54)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.11% on the first $400 million of the Fund's average daily net assets;
      and 0.10% of the Fund's average daily net assets in excess of $400 million. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser.

(55)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.35% of the
      Fund's average daily net assets for the Standard Class (and 0.70% for the
      Service Class). The agreement will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
      Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(56)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.05% of the Fund's average daily net assets in excess of $500 million.
      The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE and
      Interest Expense) exceed 0.54% of the Fund's average daily net assets for the Standard Class (and 0.79% for the Service Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(57)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.62% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the
      Fund's average daily net assets for the Standard Class (and 0.45% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. AFFE is based on estimated amounts for the current fiscal year. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(58)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.08% of the first $500 million of the Fund's average daily net assets;
      0.122% on the next $1.5 billion of the Fund's average daily net assets and 0.152% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser.

(59)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the
      Fund's average daily net assets for the Standard Class (and 0.45% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund.

(60)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(61)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.07% of the first $50 million of the Fund's average daily net assets and 0.01% on next $450 million of the Fund's average daily net assets. The agreement will continue at least through April


  30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(62)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund's average daily net assets and 0.025% on next $50 million of the Fund's average daily net assets and 0.005% on next $400 million of the Fund's average daily net assets The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(63)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(64)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.052% on the first $1 billion of the Fund's average daily net assets; and 0.10% of the
      Fund's average daily net assets in excess of $1 billion. The adviser has also contractually agreed to reimburse the Fund to the extent that the
      Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.41% of the
      Fund's average daily net assets for the Standard Class (and 0.66% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(65)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.53% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the
      Fund's average daily net assets for the Standard Class (and 0.50% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
      Expense Reimbursement was restated to reflect the current expense limitation of the fund.

(66)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.08% of the first $50 million of the Fund's average daily net assets and
      0.015% on next $450 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(67)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.47% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the
      Fund's average daily net assets for the Standard Class (and 0.50% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(68)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(69)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(70)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.065% of the first $50 million of the Fund's average daily net assets.
      The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(71)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.67% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the
      Fund's average daily net assets for the Standard Class (and 0.50% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. AFFE is based on estimated amounts for the current fiscal year.

(72)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.45% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(73)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(74)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln

                                                                              23

  Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30,
  2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(75)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.09% of the first $100 million of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.90% of the Fund's average daily net assets for the Standard Class (and 1.15% for the Service Class). Both agreements will continue at least through April
      30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver was restated to reflect the current fee waiver of the Fund.

(76)  Other expenses were restated to reflect the current fee structure of the fund. Annualized. The Total Annual Fund Operating Expenses do not
      correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(77)  MFS has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that
      "Total Annual Fund Operating Expenses" do not exceed 0.88% of the fund's average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2018.

(78)  PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the
      PIMCO Cayman Commodity Portfolio I Ltd. (the "CRRS Subsidiary") to PIMCO.
      The CRRS Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the CRRS Subsidiary is in place.

(79)  Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights in the fund's Prospectus and in the fund's shareholder report because the ratios in the financial highlights reflect the fund's operating expenses and do not include acquired fund fees and expenses.

(80)  The investment manager has contractually agreed in advance to reduce its fee as a result of the fund's investment in a Franklin Templeton money market fund (the "acquired fund") for the next 12 month period.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see
Distribution of the Contracts.

EXAMPLES

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.
These costs include Contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The first Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the EEB Death Benefit and Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

The next Example assumes you have purchased the Lincoln Long-Term CareSM
Advantage rider and have elected either the Growth Benefit option or the Level
Benefit option. The Example also assumes that you are age 69 (Growth Benefit option) or age 74 (Level Benefit option) and invest $10,000 in the contract for the time periods indicated. The Example assumes a 5% return each year, the maximum fees and expenses of any of the funds, election of the Optional
Nonforfeiture provision, and that the EGMDB Death Benefit is in effect.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

                                   1 year   3 years   5 years   10 years
                                  -------- --------- --------- ---------

      Growth Benefit Option......    $XX      $XX       $XX       $XX
      Level Benefit Option.......    $XX      $XX       $XX       $XX


2) If you annuitize or do not surrender your contract at the end of the applicable time period:

                                   1 year   3 years   5 years   10 years
                                  -------- --------- --------- ---------

      Growth Benefit Option......    $XX      $XX       $XX       $XX
      Level Benefit Option.......    $XX      $XX       $XX       $XX

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Annuity Payouts are made. See
Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract am I buying? It is an individual variable and/or interest adjusted, if applicable, annuity contract between you and Lincoln Life. This prospectus primarily describes the variable side of the contract.

Your contract may be issued as part of a Fee-Based Financial Plan. A Fee-Based
Financial Plan may be a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. We waive sales charges and charge lower mortality and expense risk charges on contracts issued as part of a Fee-Based Financial
Plan.

This contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states.
All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your contract regarding state-specific features. Please check with your registered representative regarding availability.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more Subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See
Variable Annuity Account.

What are Asset Allocation Models? Asset allocation models are designed to assist you and your registered representative in deciding how to allocate your
Purchase Payments among the various Subaccounts. Each model provides a diversified investment portfolio by combining different asset classes to help it reach its stated investment goal. See The Contracts - Asset Allocation
Models.

What are Investment Requirements? If you elect a Living Benefit Rider (except
i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to certain requirements for your Subaccount investments, which means you may be limited in how much you can invest in certain Subaccounts. Different
Investment Requirements apply to different riders. See The Contracts -
Investment Requirements.

What are my investment choices? You may allocate your Purchase Payments to the
VAA or to the fixed account, if available. Based upon your instruction for
Purchase Payments, the VAA applies your Net Purchase Payments to one or more of the Subaccounts, which, in turn, invest in a corresponding underlying fund.
Each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the
Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account -
Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make Net Purchase Payments during the accumulation phase, you buy Accumulation Units on the variable side of the contract and accumulate additional Contract Value through any investments in the fixed account, if available. If you decide to receive an Annuity Payout, your Accumulation Units are converted to Annuity Units. Your Annuity Payouts will be based on the number of Annuity Units you receive and the value of each Annuity Unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge based on the Death Benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your Contract Value or
Account Value if i4LIFE (Reg. TM) Advantage is elected. See Charges and Other
Deductions.

A front-end load is determined based on the Gross Purchase Payment as it is received. The amount of the sales charge on any current Gross Purchase Payment may be reduced based on the assets accumulated under the terms of the contract.
The sales charge ranges from 5.50% to 1.00% (5.75% to 1.00% for contracts purchased prior to February 8, 2010). The sales charge will be waived for contracts purchased as part of a Fee-Based Financial Plan.

We will deduct any applicable premium tax from Gross Purchase Payments or
Contract Value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

                                                                              25

See Expense Tables and Charges and Other Deductions for information regarding additional fees and expenses that may be incurred.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value before the end of the applicable
Guaranteed Period associated with any investments in the fixed account may be subject to the Interest Adjustment, if applicable. See Fixed Side of the
Contract.

Charges may also be imposed during the regular income or Annuity Payout period, including i4LIFE (Reg. TM) Advantage if elected. See The Contracts and Annuity
Payouts.

For more information about the compensation we pay for sales of the contracts, see The Contracts - Distribution of the Contracts.

What Gross Purchase Payments do I make, and how often? Your Gross Purchase
Payments are completely flexible, subject to minimum and maximum Purchase
Payment amounts. For more information, see The Contracts - Purchase Payments.

Am I limited in the amount of Purchase Payments I can make into the contract?
Yes, Purchase Payments totaling $2 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates)
(excluding Lincoln Investor Advantage (Reg. TM) contracts) for the same
Contractowner, joint owner, and/or Annuitant. Upon providing advance written notice, we reserve the right to further limit, restrict, or suspend Purchase
Payments made to the contract.

If you elect a Living Benefit Rider (other than any version of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit or Lincoln Long-Term CareSM Advantage),
after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year. State variations may apply. Please check with your registered representative. If you elect any version of i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit, no additional Purchase Payments will be allowed at any time after the Periodic Income Commencement Date. If you elect i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit, no additional Purchase Payments will be allowed after the Periodic Income
Commencement Date for nonqualified contracts. If you elect the Lincoln
Long-Term CareSM Advantage rider, no additional Purchase Payments can be made after 90 days from the contract date. For more information about these restrictions and limitations, see The Contracts - Purchase Payments.

How will my Annuity Payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving Annuity Payouts from your contract as a fixed option or variable option or a combination of both. See Annuity
Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios, which would decrease the amount applied to any payout option and the related payments.

What happens if I die before I annuitize? The Death Benefit may be paid upon the death of either the Contractowner or the Annuitant. Upon the death of the
Contractowner, your Beneficiary will receive Death Benefit proceeds based upon the Death Benefit you select. Your Beneficiary has options as to how the Death
Benefit is paid. In the alternative, upon the death of the Annuitant the
Contractowner may choose to receive a Death Benefit. See The Contracts - Death
Benefit.

What are the Death Benefit options currently available under my Contract? The
Enhanced Guaranteed Minimum Death Benefit (EGMDB) provides a Death Benefit that is equal to the greatest of: 1) the current Contract Value, 2) the sum of all
Purchase Payments (as adjusted for withdrawals), or 3) the highest Contract
Value on any contract anniversary prior to the 81st birthday of the deceased, and prior to the death of the person for whom a death claim is approved for payment. The Guarantee of Principal Death Benefit provides a Death Benefit that is equal to the greater of the current Contract Value or the sum of all
Purchase Payments (as adjusted for withdrawals). The Account Value Death
Benefit provides a Death Benefit that is equal to the Contract Value as of the
Valuation Date we approve the payment of the death claim. See The Contracts -
Death Benefits for a complete description of each Death Benefit option.

What happens if I die on or after the Annuity Commencement Date? Once you reach the Annuity Commencement Date, any applicable Death Benefit will terminate.

May I transfer Contract Value between variable options and between the variable and fixed sides of the contract? Yes, subject to certain restrictions.
Generally, transfers made before the Annuity Commencement Date are restricted to no more than 12 per Contract Year. The minimum amount that can be transferred to the fixed account is $2,000 (unless the total amount in the
Subaccounts is less than $2,000). If transferring funds from the fixed account to a Subaccount, you may only transfer up to 25% of the total value invested in the fixed account in any 12-month period. The minimum amount that may be transferred is $300. Transfers from the fixed account may be subject to an
Interest Adjustment. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The
Contracts - Transfers On or Before the Annuity Commencement Date and Transfers
After the Annuity Commencement Date. For further information, see also the
Fixed Side of the Contract and Guaranteed Periods.

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk), Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6
SelectSM Advantage,


Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln Lifetime IncomeSM Advantage
and Lincoln SmartSecurity (Reg. TM) Advantage) or a minimum Annuity Payout
(4LATER (Reg. TM) Select Advantage, 4LATER (Reg. TM) Advantage (Managed Risk),
4LATER (Reg. TM) Advantage and i4LIFE (Reg. TM) Advantage with or without the
Guaranteed Income Benefit). In addition, the Lincoln Long-Term CareSM Advantage
(a qualified long-term care benefit rider) may be available under your contract. If you select a Living Benefit Rider, you will be subject to
Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without
Guaranteed Income Benefit). Excess Withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), as they may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess
Withdrawal will have on any guarantees under the Living Benefit Rider. Any guarantees under the contract that exceed your Contract Value are subject to our financial strength and claims-paying ability. We reserve the right to discontinue offering any of the Living Benefit Riders at any time. This means that there is a chance that you may not be able to elect these Living Benefit
Riders in the future (unless you are guaranteed the right to elect i4LIFE (Reg.
TM) Advantage under the terms of your contract or i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit under the terms of another Living Benefit Rider). In addition, we may make different versions of the Living Benefit Riders available.

Which Living Benefit Riders are currently available? The riders that are currently available are: Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk), Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6 SelectSM
Advantage, 4LATER (Reg. TM) Select Advantage, i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit, i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk), i4LIFE (Reg. TM) Advantage (without Guaranteed Income Benefit)
and Lincoln Long-Term CareSM Advantage. Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) is available for election only at the time the contract is purchased, unless your contract was issued prior to August 26, 2013. Lincoln
Market Select (Reg. TM) Advantage is available to new Contractowners and to current Contractowners who wish to terminate their Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) rider. Lincoln Max 6 SelectSM Advantage is available for election only at the time the contract is purchased. 4LATER (Reg.
TM) Select Advantage is available to new Contractowners and to current
Contractowners who wish to terminate their 4LATER (Reg. TM) Advantage (Managed
Risk) rider. Lincoln Long-Term CareSM Advantage is available for election only at the time the contract is purchased. The following Living Benefit Riders are no longer available for purchase: Lincoln Lifetime IncomeSM Advantage, Lincoln
Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity (Reg. TM) Advantage,
4LATER (Reg. TM) Advantage (Managed Risk) and 4LATER (Reg. TM) Advantage. Prior
versions of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit are
unavailable unless otherwise guaranteed under a rider you have purchased.

What is Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)? Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) is an optional rider that you may purchase which provides annual guaranteed lifetime periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income
Base (less Purchase Payments received in the preceding Benefit Year) or an
Automatic Annual Step-up to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount, subject to certain conditions. See the
Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
section of this prospectus for more information. Additionally, a Nursing Home
Enhancement may be available, which will increase the Guaranteed Annual Income amount upon admittance to an approved nursing care facility, subject to certain conditions. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent
Purchase Payments, 5% Enhancements to the Income Base (less Purchase Payments received in the preceding Benefit Year), and Automatic Annual Step-ups to the
Income Base and is decreased by Excess Withdrawals in accordance with provisions described in this prospectus. Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) is available for election only at the time the contract is purchased, unless the contract was issued prior to August 26, 2013. You cannot simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
with any other Living Benefit Rider. There is an additional charge for this rider, and you will be subject to Investment Requirements. See Charges and
Other Deductions - Rider Charges, The Contracts - Investment Requirements and
Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

What is Lincoln Market Select (Reg. TM) Advantage? Lincoln Market Select (Reg.
TM) Advantage is an optional rider that you may purchase which provides annual guaranteed lifetime periodic withdrawals up to a guaranteed amount based on an
Income Base, a 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year), or an Automatic Annual Step-up to the
Income Base, and age-based increases to the guaranteed periodic withdrawal amount, subject to certain conditions. See the Living Benefit Riders - Lincoln
Market Select (Reg. TM) Advantage section of this prospectus for more information. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender, and is increased by subsequent
Purchase Payments, 5% Enhancements (less Purchase Payments received in the preceding Benefit Year), and Automatic Annual Step-ups, and is decreased by
Excess Withdrawals in accordance with provisions described in this prospectus.
Lincoln Market Select (Reg. TM) Advantage is available to new Contractowners and to current Contractowners who wish to terminate their Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) rider. You cannot simultaneously elect
Lincoln Market Select (Reg. TM) Advantage with any other Living Benefit Rider.
There is an additional charge for this rider and you will be subject to
Investment Requirements. See Charges and Other Deductions - Rider Charges, The
Contracts - Investment Requirements, and Living Benefit Riders - Lincoln Market
Select (Reg. TM) Advantage.

What is Lincoln Max 6 SelectSM Advantage? Lincoln Max 6 SelectSM Advantage is
an optional rider that you may purchase that provides annual guaranteed lifetime periodic withdrawals up to a guaranteed amount based on a percentage of an Income Base, an

                                                                              27

enhancement to the Income Base equal to 6% of the Enhancement Base (less
Purchase Payments received in the preceding Benefit Year), or an Automatic
Annual Step-up to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount, subject to certain conditions. See the Living
Benefit Riders - Lincoln Max 6 SelectSM Advantage section of this prospectus for more information. Withdrawals may be made up to the Guaranteed Annual
Income amount, which is based upon rates that will be higher when the Contract
Value is greater than zero and lower if it is reduced to zero. The Income Base and Enhancement Base are not available as separate benefits upon death or surrender. The Income Base is increased by 6% Enhancements. The Income Base and
Enhancement Base are both increased by subsequent Purchase Payments and
Automatic Annual Step-ups, and are decreased by Excess Withdrawals. Lincoln Max
6 SelectSM Advantage is available for election only at the time the contract is purchased. You cannot simultaneously elect Lincoln Max 6 SelectSM Advantage with any other Living Benefit Rider. There is an additional charge for this rider and you will be subject to Investment Requirements. See Charges and Other
Deductions - Rider Charges, The Contracts - Investment Requirements, and Living
Benefit Riders - Lincoln Max 6 SelectSM Advantage.

What is 4LATER (Reg. TM) Select Advantage? 4LATER (Reg. TM) Select Advantage is
an optional rider that you may purchase that provides an Income Base which may be used to establish the amount of the Guaranteed Income Benefit upon election of i4LIFE (Reg. TM) Advantage. If you elect 4LATER (Reg. TM) Select Advantage, you must later elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit to receive a benefit from 4LATER (Reg. TM) Select Advantage. 4LATER
(Reg. TM) Select Advantage is available to new Contractowners and to current
Contractowners who wish to terminate their 4LATER (Reg. TM) Advantage (Managed
Risk) rider. You cannot simultaneously elect 4LATER (Reg. TM) Select Advantage with any other Living Benefit Rider. There is an additional charge for this rider, and you will be subject to Investment Requirements. See Charges and
Other Deductions - Rider Charges, The Contracts - Investment Requirements, and
Living Benefit Riders - 4LATER (Reg. TM) Select Advantage.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an Annuity
Payout option, available for purchase at an additional charge, that provides periodic variable lifetime income payments. During the Access Period, you have access to your Account Value, which means you have a Death Benefit and may surrender the contract or make withdrawals. For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. The charge is imposed only during the i4LIFE (Reg. TM) Advantage payout phase, and is based on the i4LIFE (Reg. TM) Advantage Death Benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit? The Guaranteed
Income Benefit provides a minimum payout floor for your i4LIFE (Reg. TM)
Advantage Regular Income Payments. The Guaranteed Income Benefit may be
purchased when you elect i4LIFE (Reg. TM) Advantage or any time during the
Access Period, subject to terms and conditions at that time. The minimum floor is based on the Contract Value at the time you elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit. If you previously elected a Living Benefit Rider, your Income Base or Guaranteed Amount under that rider may be used to establish the amount of the initial Guaranteed Income Benefit at the time you transition to i4LIFE (Reg. TM) Advantage. There is an additional charge for this rider, and you will be subject to Investment Requirements. See The Contracts -
Investment Requirements, Living Benefit Riders - Guaranteed Income Benefit with
i4LIFE (Reg. TM) Advantage, Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk), Lincoln Market Select (Reg. TM) Advantage, 4LATER (Reg. TM) Select
Advantage, and Appendix D - and Lincoln Lifetime IncomeSM Advantage, Lincoln
SmartSecurity (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage (Managed Risk),
4LATER (Reg. TM) Advantage Guaranteed Income Benefit. i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit and i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk) are the only versions of this rider available for purchase unless you are guaranteed the right to elect a prior version under another Living Benefit Rider.

What is Lincoln Long-Term CareSM Advantage? The Lincoln Long-Term CareSM
Advantage rider (or "LTC rider") is a qualified long-term care rider that provides a way to manage the potential impact of long-term care expenses. The
LTC rider provides the potential to receive benefits equal to your Purchase
Payments plus an additional amount equal to two times your Purchase Payments.
These benefits are paid to you income tax-free. In addition, you have the opportunity to increase your tax-free long-term care benefits if there is investment gain in your contract. The LTC rider may only be purchased at the time the contract is issued. You cannot simultaneously elect the LTC rider with any other Living Benefit Rider. There is an additional charge for this rider, and you will be subject to Investment Requirements. The LTC rider is not available in all states. Check with your registered representative regarding availability. See The Contracts - Investment Requirements and Living Benefit
Riders - Lincoln Long-Term CareSM Advantage.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service
(IRS) additional tax may apply. A surrender or a withdrawal also may be subject to 20% withholding. See The Contracts - Surrenders and Withdrawals and Federal
Tax Matters.

Can I cancel this contract? Yes. You can cancel the contract within ten days
(in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our Home Office. In most states you assume the risk of any market drop on Purchase Payments you allocate to the variable side of the contract. See Return Privilege.

Condensed Financial Information
Appendixes A, B and C to this prospectus provide more information about
Accumulation Unit values.


Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market
Subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to the contract fees and expenses, the yields of any Subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the Subaccounts are based on past performance and do not indicate or represent future performance.

The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life or Company),
organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana.
Lincoln Life is obligated to pay all amounts promised to Contractowners under the contracts.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. The fixed account is not currently available except for use with dollar-cost averaging. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your Contract Value, such as those associated with Death Benefit options and Living Benefit Riders are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of Contract Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of Contract Value under the contracts, we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the
Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other Contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our
Contractowners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective
Contractowners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally
Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort
Wayne, IN 46801-2348, or call 1-888-868-2583. In addition, the Statement of
Additional Information is available on the SEC's website at http://www.sec.gov.
You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at
www.LincolnFinancial.com.

                                                                              29

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the SAI.

Lincoln Financial Group is the marketing name for Lincoln National Corporation
(NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b)
plans, and comprehensive financial planning and advisory services.

Variable Annuity Account (VAA)
On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act).
The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct.
Income, gains and losses, whether realized or not, from assets allocated to the
VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the Contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts allocated to the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their Subaccounts, and they offer different benefits.

Financial Statements
The December 31, 2016 financial statements of the VAA and the December 31, 2016 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.

Investments of the Variable Annuity Account
You decide the Subaccount(s) to which you allocate Net Purchase Payments. There is a separate Subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.

Investment Advisers

As compensation for its services to the funds, each investment adviser for each fund receives a fee from the funds which is accrued daily and paid monthly.
This fee is based on the net assets of each fund, as defined in the prospectuses for the funds.

Certain Payments We Receive with Regard to the Funds

We (and/or our affiliates) incur expenses in promoting, marketing, and administering the contracts and the underlying funds. With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate) for certain services we provide on behalf of the funds. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders;
providing Contractowners with statements showing their positions within the funds; processing dividend payments; providing subaccounting services for shares held by Contractowners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Contractowners. It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some advisers and/or distributors may pay us significantly more than other advisers and/or distributors and the amount we receive may be substantial. These percentages currently range up to 0.50%, and as of the date of this prospectus, we were receiving payments from most fund families. We (or our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds'
prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.


In addition to the payments described above, most of the funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans) for the marketing and distribution of fund shares. The payment rates range up to 0.55% based on the amount of assets invested in those funds.
Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.

Description of the Funds

Each of the Subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, the capability and qualification of each sponsoring investment firm, and whether the fund is affiliated with us. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We may also consider the ability of the fund to help manage volatility and our risks associated with the guarantees we provide under the contract and under optional riders, especially the Living Benefit Riders.
We review each fund periodically after it is selected. We reserve the right to remove a fund or restrict allocation of additional Purchase Payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant Contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return.
These arrangements are referred to as funds of funds or master-feeder funds, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to
Contractowners and/or suggest that Contractowners consider whether allocating some or all of their Contract Value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your contract.

Certain funds may employ risk management strategies to provide for downside protection during sharp downward movements in equity markets. These strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The Death Benefits and Living Benefit Riders offered under the contract also provide protection in the event of a market downturn.
Likewise, there are additional costs associated with the Death Benefits and
Living Benefit Riders, which can limit the contract's upside participation in the markets. Many of these funds are included in the Investment Requirements associated with the Living Benefit Riders. Risk management strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. For more information on these funds and their risk management strategies, please see the Investment Requirements section of this prospectus. You should contact the Home Office or consult with your registered representative to determine which combination of investment choices and Death Benefit and/or Living Benefit
Rider purchases (if any) are appropriate for you.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by
Invesco Advisers, Inc.

   oInvesco V.I. Equally-Weighted S&P 500 Fund (Series II Shares): To seek to achieve a high level of total return on its assets through a combination of capital appreciation and current income.

     oInvesco V.I. International Growth Fund (Series II Shares): Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein,
    L.P.

     oAB VPS Global Thematic Growth Portfolio (Class B): Long-term growth of capital.

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

     oAB VPS Small/Mid Cap Value Portfolio (Class B): Long-term growth of capital.

ALPS Variable Investment Trust, advised by ALPS Advisors, Inc.

     oALPS/Stadion Core ETF Portfolio (Class III): Capital appreciation; a fund of funds.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

American Century Variable Portfolios, Inc., advised by American Century
    Investment Management, Inc.

   oAmerican Century VP Balanced Fund (Class II): Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

     oAmerican Century VP Large Company Value Fund (Class II): Long-term capital growth. Income is a secondary objective.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

American Funds Insurance Series (Reg. TM), advised by Capital Research and
    Management Company

     oGlobal Growth Fund (Class 2): Long-term growth of capital.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oGlobal Small Capitalization Fund (Class 2): Long-term capital growth.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oGrowth Fund (Class 2): Growth of capital.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oGrowth-Income Fund (Class 2): Long-term growth of capital and income.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oInternational Fund (Class 2): Long-term growth of capital.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC

     oBlackRock Global Allocation V.I. Fund (Class III): High total investment return.

Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company(1)

     oDiversified Income Series (Service Class): Maximum long-term total return consistent with reasonable risk.

     oEmerging Markets Series (Service Class): Long-term capital appreciation.

     oHigh Yield Series (Service Class): Total return and, as a secondary objective, high current income.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oLimited-Term Diversified Income Series (Service Class): Maximum total return, consistent with reasonable risk.

     oREIT Series (Service Class): Maximum long-term total return, with capital appreciation as a secondary objective.

     oSmall Cap Value Series (Service Class): Capital appreciation.

     oSmid Cap Core Series (Service Class): Long-term capital appreciation.
     (formerly Smid Cap Growth Series)

     oU.S. Growth Series (Service Class): Long-term capital appreciation.

     oValue Series (Service Class): Long-term capital appreciation.

Deutsche Variable Series II, advised by Deutsche Investment Management
    Americas, Inc.

     oDeutsche Alternative Asset Allocation VIP Portfolio (Class B): Capital
appreciation; a fund of funds.

Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management and Research Company

     oContrafund (Reg. TM) Portfolio (Service Class 2): Long-term capital appreciation.

     oFundsManager (Reg. TM) 50% Portfolio (Service Class 2): High total return; a fund of funds.

     oGrowth Portfolio (Service Class 2): To achieve capital appreciation.

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     oMid Cap Portfolio (Service Class 2): Long-term growth of capital.

First Trust Variable Insurance Trust, advised by First Trust Advisors, L.P.

   oFirst Trust/Dow Jones Dividend & Income Allocation Portfolio (Class I): To
     provide total return by allocating among dividend-paying stocks and investment grade bonds.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin
Advisers, Inc. for the Franklin Income VIP Fund, by Templeton Global Advisors
Limited for the Templeton Global Bond VIP Fund, and by Franklin Mutual
Advisors, LLC for the Franklin Mutual Shares VIP Fund.

     oFranklin Income VIP Fund (Class 2): To maximize income while maintaining prospects for capital appreciation.
     This fund is not available in contracts issued on or after January 9,
    2017.

     oFranklin Income VIP Fund (Class 4): To maximize income while maintaining prospects for capital appreciation.
     This fund is not available in contracts issued before January 9, 2017.

     oFranklin Mutual Shares VIP Fund (Class 2): Capital appreciation; income is a secondary consideration.
     This fund is not available in contracts issued on or after January 9,
    2017.

     oFranklin Mutual Shares VIP Fund (Class 4): Capital appreciation; income is a secondary consideration.
     This fund is not available in contracts issued before January 9, 2017.

   oTempleton Global Bond VIP Fund (Class 2): High current income consistent with preservation of capital; capital appreciation is a secondary objective.
     This fund is not available in contracts issued on or after January 9,
    2017.

JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.

   oJPMorgan Insurance Trust Core Bond Portfolio (Class 2): To maximize total return by investing primarily in a diversified portfolio of intermediate-
    and long-term debt securities.

     oJPMorgan Insurance Trust Global Allocation Portfolio (Class 2): Maximize
long-term total return.
     This fund is not available in contracts issued on or after January 9,
    2017.

Legg Mason Partners Variable Equity Trust, advised by Legg Mason Partners Fund
    Advisor, LLC.

     oClearBridge Variable Large Cap Growth Portfolio (Class II): Long-term growth of capital.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

     oClearBridge Variable Mid Cap Portfolio (Class II): Long-term growth of capital.

     oQS Variable Conservative Growth (Class II): Balance of growth of capital and income.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
    Advisors Corporation.

     oLVIP American Century Select Mid Cap Managed Volatility Fund (Service
Class): Capital appreciation; a fund of funds.

     oLVIP American Global Growth Fund (Service Class II): Long-term growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American Global Small Capitalization Fund (Service Class II):
Long-term growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American Growth Fund (Service Class II): Growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American Growth-Income Fund (Service Class II): Long-term growth of capital and income; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American International Fund (Service Class II): Long-term growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP Baron Growth Opportunities Fund (Service Class): Capital
appreciation.

   oLVIP BlackRock Dividend Value Managed Volatility Fund (Service Class):
     Reasonable income by investing primarily in income-producing equity securities.

     oLVIP BlackRock Global Allocation V.I. Managed Risk Fund (Service Class):
Capital appreciation; a fund of funds.

   oLVIP BlackRock Global Growth ETF Allocation Managed Risk Fund (Service
    Class): A balance between current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

                                                                              33

   oLVIP BlackRock Inflation Protected Bond Fund (Service Class): To maximize real return, consistent with preservation of real capital and prudent investment management.

     oLVIP BlackRock Scientific Allocation Fund (Service Class): Total return.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

   oLVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund (Service
    Class): A balance between current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

     oLVIP Blended Core Equity Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

   oLVIP Blended Large Cap Growth Managed Volatility Fund (Service Class):
    Long-term growth of capital in a manner consistent with the preservation of capital.

     oLVIP Blended Mid Cap Managed Volatility Fund (Service Class): Capital
appreciation.

   oLVIP Clarion Global Real Estate Fund (Service Class): Total return through a combination of current income and long-term capital appreciation.

     oLVIP ClearBridge Large Cap Managed Volatility Fund (Service Class):
Long-term capital appreciation; a fund of funds.

     oLVIP Delaware Bond Fund (Service Class)(1): Maximum current income
(yield) consistent with a prudent investment strategy.

     oLVIP Delaware Diversified Floating Rate Fund (Service Class)(1): Total
return.

     oLVIP Delaware Social Awareness Fund (Service Class)(1): To maximize long-term capital appreciation.

     oLVIP Delaware Special Opportunities Fund (Service Class)(1): To maximize long-term capital appreciation.

   oLVIP Delaware Wealth Builder Fund (Service Class)(1): To provide a responsible level of income and the potential for capital appreciation.
     (formerly LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund)
    This fund is not available in contracts issued on or after June 30, 2009, but will reopen for all contracts on or about May 22, 2017.

     oLVIP Dimensional International Core Equity Fund (Service Class):
Long-term capital appreciation.

   oLVIP Dimensional International Equity Managed Volatility Fund (Service
    Class): Long-term capital appreciation; a fund of funds.

     oLVIP Dimensional U.S. Core Equity 1 Fund (Service Class): Long-term capital appreciation.

     oLVIP Dimensional U.S. Core Equity 2 Fund (Service Class): Long-term capital appreciation.

     oLVIP Dimensional U.S. Equity Managed Volatility Fund (Service Class):
Long-term capital appreciation; a fund of funds.

   oLVIP Dimensional/Vanguard Total Bond Fund (Service Class): Total return consistent with preservation of capital; a fund of funds.

     oLVIP Franklin Templeton Global Equity Managed Volatility Fund (Service
Class): Long-term capital growth.

     oLVIP Franklin Templeton Multi-Asset Opportunities Fund (Service Class):
Long-term growth of capital.

     oLVIP Franklin Templeton Value Managed Volatility Fund (Service Class):
Capital appreciation; a fund of funds.

   oLVIP Global Conservative Allocation Managed Risk Fund (Service Class): A
    high level of current income with some consideration given to growth of capital; a fund of funds.

   oLVIP Global Growth Allocation Managed Risk Fund (Service Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

     oLVIP Global Income Fund (Service Class): Current income consistent with preservation of capital.

   oLVIP Global Moderate Allocation Managed Risk Fund (Service Class): A
    balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

     oLVIP Goldman Sachs Income Builder Fund (Service Class): To seek a balance of current income and capital appreciation.

   oLVIP Government Money Market Fund (Service Class): Current income while
    (i) maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment
    (preservation of capital).

   oLVIP Invesco Diversified Equity-Income Managed Volatility Fund (Service
    Class): Capital appreciation and current income; a fund of funds.

     oLVIP Invesco Select Equity Managed Volatility Fund (Service Class):
Capital appreciation; a fund of funds.

   oLVIP JPMorgan High Yield Fund (Service Class): A high level of current income; capital appreciation is the secondary objective.

     oLVIP JPMorgan Select Mid Cap Value Managed Volatility Fund (Service
Class): Long-term capital appreciation.


     oLVIP JPMorgan Retirement Income Fund (Service Class): Current income and some capital appreciation.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

   oLVIP Managed Risk Profile 2010 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

   oLVIP Managed Risk Profile 2020 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

   oLVIP Managed Risk Profile 2030 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

   oLVIP Managed Risk Profile 2040 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

     oLVIP MFS International Equity Managed Volatility Fund (Service Class):
Capital appreciation; a fund of funds.

     oLVIP MFS International Growth Fund (Service Class): Long-term capital appreciation.

     oLVIP MFS Value Fund (Service Class): Capital appreciation.

   oLVIP Mondrian International Value Fund (Service Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.

     oLVIP Multi-Manager Global Equity Managed Volatility Fund (Service Class):
Long-term growth of capital; a fund of funds.

   oLVIP PIMCO Low Duration Bond Fund (Service Class): To seek a high level of current income consistent with preservation of capital.

     oLVIP Select Core Equity Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

   oLVIP SSGA Bond Index Fund (Service Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays
    Capital U.S. Aggregate Index.

   oLVIP SSGA Conservative Index Allocation Fund (Service Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.

   oLVIP SSGA Conservative Structured Allocation Fund (Service Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.

     oLVIP SSGA Developed International 150 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA Emerging Markets 100 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA Global Tactical Allocation Managed Volatility Fund (Service
Class): Long-term growth of capital; a fund of funds.

   oLVIP SSGA International Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.

     oLVIP SSGA International Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

     oLVIP SSGA Large Cap 100 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA Large Cap Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

   oLVIP SSGA Mid-Cap Index Fund (Service Class): To seek to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized U.S. companies.

   oLVIP SSGA Moderate Index Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderate Structured Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderately Aggressive Index Allocation Fund (Service Class): A
    balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderately Aggressive Structured Allocation Fund (Service
    Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA S&P 500 Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500
    Index.

   oLVIP SSGA Small-Cap Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell
    2000 (Reg. TM) Index, which emphasizes stocks of small U.S. companies.

                                                                              35

     oLVIP SSGA Small-Mid Cap 200 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA SMID Cap Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

     oLVIP T. Rowe Price Growth Stock Fund (Service Class): Long-term capital growth.

     oLVIP T. Rowe Price Structured Mid-Cap Growth Fund (Service Class): To
maximize capital appreciation.

   oLVIP U.S. Growth Allocation Managed Risk Fund (Service Class): High level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

     oLVIP Vanguard Domestic Equity ETF Fund (Service Class): Long-term capital appreciation; a fund of funds.

     oLVIP Vanguard International Equity ETF Fund (Service Class): Long-term capital appreciation; a fund of funds.

     oLVIP Wellington Capital Growth Fund (Service Class): Capital growth.

     oLVIP Wellington Mid-Cap Value Fund (Service Class): Long-term capital appreciation.

     oLVIP Western Asset Core Bond Fund (Service Class): Maximize total return.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
    Services Company

     oMFS (Reg. TM) VIT Growth Series (Service Class): Capital appreciation.

     oMFS (Reg. TM) VIT Total Return Series (Service Class): Total return.

     oMFS (Reg. TM) VIT Utilities Series (Service Class): Total return.

PIMCO Variable Insurance Trust, advised by PIMCO

   oPIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio (Advisor
    Class): Maximum real return, consistent with prudent investment management.
     This fund is not available in contracts issued on or after January 9,
    2017.

Putnam Variable Trust, advised by Putnam Investment Management, LLC

   oPutnam VT George Putnam Balanced Fund (Class IB): Balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.

(1)   Investments in Delaware Investments VIP Series, Delaware Funds, LVIP
      Delaware Funds or Lincoln Life accounts managed by Delaware Investment
      Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN
      46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No
      Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares of the other.
Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various Contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to Contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We may also:
o remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
o transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
o combine the VAA with other separate accounts and/or create new separate accounts;
o deregister the VAA under the 1940 Act; and
o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the
Subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
o processing applications for and issuing the contracts;
o processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
o maintaining records;
o administering Annuity Payouts;
o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
o reconciling and depositing cash receipts;
o providing contract confirmations;
o providing toll-free inquiry services; and
o furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.

The risks we assume include:
o the risk that lifetime payments to individuals from Living Benefit Riders will exceed the Contract Value;
o the risk that Death Benefits paid will exceed the actual Contract Value;
o the risk that, if a Guaranteed Income Benefit rider is in effect, the required Regular Income Payments will exceed the Account Value;
o the risk that Annuitants upon which Annuity Payouts are based live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change);
o the risk that the payments of the Acceleration and Growth Benefit under the
  Lincoln Long-Term CareSM Advantage rider exceed the Contract Value;
o the risk the Covered Life under the Lincoln Long-Term CareSM Advantage rider will live longer while receiving benefits than we assumed in the rate setting process (these rates may change subject to state insurance department approval); and

                                                                              37

o the risk that the actual number of claims under the Lincoln Long-Term CareSM
  Advantage rider exceeds the number of claims we assumed in the rate setting process (these rates may change subject to state insurance department approval).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Due to the different cost structure of contracts purchased as part of a
Fee-Based Financial Plan, such contracts will have different mortality and expense risk charges and a waiver of the sales charge.

Deductions from the VAA

For the base contract, we apply to the daily asset value of the Subaccounts a charge which is equal to an annual rate of:

                                                Guarantee of    Enhanced Guaranteed
                              Account Value   Principal Death      Minimum Death     Estate Enhancement
                              Death Benefit       Benefit         Benefit (EGMDB)     Benefit (EEB)**
                             --------------- ----------------- -------------------- -------------------

      Mortality and expense
  risk charge...............     0.65%            0.70%               0.95%                1.15%
      Administrative charge..    0.10%            0.10%               0.10%                0.10%
                                  ----             ----                ----                ----
      Total annual charge for
  each Subaccount*..........     0.75%            0.80%               1.05%                1.25%

*For contracts purchased prior to June 30, 2010 (if purchased as part of a
Fee-Based Financial Plan) or prior to November 15, 2010 (other than contracts purchased as part of a Fee-Based Financial Plan), the total annual charges are:
EEB 1.10%; EGMDB 0.90%; Guarantee of Principal 0.75%; Account Value 0.65%.

**This Death Benefit is no longer available

For contracts purchased as part of a Fee-Based Financial Plan on or after June
30, 2010 and prior to May 22, 2017, we apply to the daily asset value of the
Subaccounts a charge which is equal to an annual rate of:[

                                                Guarantee of    Enhanced Guaranteed
                              Account Value   Principal Death      Minimum Death     Estate Enhancement
                              Death Benefit       Benefit         Benefit (EGMDB)      Benefit (EEB)*
                             --------------- ----------------- -------------------- -------------------

      Mortality and expense
  risk charge...............     0.50%            0.55%               0.80%                1.00%
      Administrative charge..    0.10%            0.10%               0.10%                0.10%
                                  ----             ----                ----                ----
      Total annual charge for
  each Subaccount...........     0.60%            0.65%               0.90%                1.10%

*This Death Benefit is no longer available.

For contracts purchased as part of a Fee-Based Financial Plan on and after May
22, 2017, we apply to the daily asset value of the Subaccounts a charge which is equal to an annual rate of:[

                                                                      Guarantee of    Enhanced Guaranteed
                                                    Account Value   Principal Death      Minimum Death
                                                    Death Benefit       Benefit         Benefit (EGMDB)
                                                   --------------- ----------------- --------------------

      Mortality and expense risk charge...........     0.10%            0.20%               0.45%
      Administrative charge.......................     0.10%            0.10%               0.10%
                                                        ----             ----                ----
      Total annual charge for each Subaccount.....     0.20%            0.30%               0.55%

Sales Charge

A front-end load, or sales charge, will be applied to all initial and subsequent Gross Purchase Payments that you make. We deduct the sales charge from each Gross Purchase Payment before it is allocated to a Subaccount and/or fixed account. The sales charge is a percentage of each Gross Purchase Payment and is based on the owner's investment amount at the time each Gross Purchase
Payment is made.

For contracts purchased on or after February 8, 2010, the sales charge is calculated according to the following scale:


Owner's Investment                 Sales Charge
--------------------------------- -------------

      $0 - $49,999...............     5.50%
      $50,000 - $99,999..........     4.50%
      $100,000 - $249,999........     3.50%
      $250,000 - $499,999........     2.50%
      $500,000 - $999,999........     2.00%
      $1,000,000 or greater......     1.00%

For contracts purchased on or after November 9, 2009, the owner's investment is defined, in accordance with our procedures, as the sum of:

1. the current Gross Purchase Payment and,

2. if making an addition to an existing contract, the higher of:

   a. the existing Contract Value, or;

   b. the sum of all previous Gross Purchase Payments made into the existing contract less any withdrawals.

No sales charges will be applied on contracts issued to Selling Group
Individuals, if applicable, in your state.

If you intend to make additional Purchase Payments within thirteen months from the date you purchase the contract, you might be able to lower the sales charge you pay by indicating in a Letter of Intent, the total amount of Purchase
Payments you intend to make in the thirteen months from the date you purchase your contract. On the date you purchase your contract, we will deduct a sales charge based on the total amount you plan to invest over the following thirteen months (rather than on the amount of the actual Purchase Payment), if that sales charge is less than the sales charge based on your initial Purchase
Payment. For example, if your initial Purchase Payment is $90,000, and you have submitted a Letter of Intent that indicates your intent to invest an additional
$10,000 during the next thirteen months (for total Purchase Payments equal to
$100,000), the sales charge will be calculated based on the assumed $100,000 investment (which qualifies for a sales charge of 3.50%) instead of your actual initial Purchase Payment of $90,000 (which qualifies for a sales charge of
4.50%). When you purchase your contract, a sales charge of 3.50% will be applied against your $90,000 initial Purchase Payment, and once you make the
$10,000 additional Purchase Payment as indicated in your Letter of Intent, another 3.50% sales charge will be applied against the $10,000 Purchase
Payment. If you do not make the amount of Purchase Payments stated in the
Letter of Intent during the thirteen month period, we will recalculate the sales charge based on the actual amount of Purchase Payments we received in the thirteen month period. If you owe us additional money, we will deduct this amount proportionately from the fixed account and each Subaccount of your
Contract Value by the tenth business day of the fourteenth month from the initial Purchase Payment. If you make a subsequent Purchase Payments into this contract, we may also accept a Letter of Intent for another thirteen month period. We reserve the right to discontinue this option at any time after providing notice to you.

The sales charge will be waived for contracts purchased as part of a Fee-Based
Financial Plan.

Refer to the end of this section for Sales Charge Information for contracts issued prior to February 8, 2010.

Account Fee

During the accumulation period, we will deduct an account fee of $20 or $50 for contracts purchased as part of a Fee-Based Financial Plan on and after May 22,
2017, from the Contract Value on each contract anniversary to compensate us for the administrative services provided to you; this account fee will also be deducted from the Contract Value upon surrender. This fee may be lower in certain states, if required, and will be waived after the fifteenth Contract
Year, unless you purchased your contract as part of a Fee-Based Financial Plan on and after May 22, 2017. The account fee will be waived for any contract with a Contract Value that is equal to or greater than $50,000 on the contract anniversary (or date of surrender). There is no account fee on contracts issued to Selling Group Individuals, or to individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017.

Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. The deduction of a rider charge will be noted on your quarterly statement.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge. While this rider is in effect, there is a charge for Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk). The current annual rider charge rate is 1.05% (0.2625%
quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
single life option and 1.25% (0.3125% quarterly) for the Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) joint life option. The charge rate for
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) also applies to an older version of this rider, Lincoln Lifetime IncomeSM Advantage 2.0, which is no longer available for purchase.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Gross Purchase Payments, Automatic Annual Step-ups, and 5%
Enhancements, and decreased for Excess Withdrawals. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction

                                                                              39

occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to Living Benefit Riders
- Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) - Income Base for a
discussion and example of the impact of the changes to the Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.00%. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the
Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual
Step-ups.

The 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) occurs if a 10-year Enhancement Period is in effect as described further in the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
section. During the first ten Benefit Years, an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge. After the tenth
Benefit Year anniversary, the annual rider charge rate may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge rate will never exceed the guaranteed maximum annual charge rate of 2.00%. If your charge rate is increased, you may opt out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the 5% Enhancement, the charge rate and the Income Base will return to the value they were immediately prior to the 5% Enhancement, adjusted for additional Purchase Payments or Excess
Withdrawals, if any. This opt-out will only apply for this particular 5%
Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5%
Enhancement.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt out of this rider charge rate increase. See Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) - Income Base.

The rider charge will be discontinued upon termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

If the Contract Value is reduced to zero, no further rider charge will be deducted.

Lincoln Market Select (Reg. TM) Advantage Charge. While this rider is in effect, there is a charge for Lincoln Market Select (Reg. TM) Advantage which is deducted quarterly. The current initial annual rider charge rate is 1.25%
(0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly)
for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, 5% Enhancements and Automatic Annual Step-ups,
and as decreased for Excess Withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases because the charge is based on the Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were prior to the step-up, adjusted for additional Purchase Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual Step-ups.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See Living Benefit Riders - Lincoln Market Select (Reg. TM)
Advantage- Income Base.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of the Annuity Payout option, including i4LIFE (Reg. TM) Advantage.


If the Contract Value is reduced to zero while the Contractowner is receiving the Guaranteed Annual Income, no further rider charge will be deducted.

Lincoln Max 6 SelectSM Advantage Charge. While this rider is in effect, there is a charge for Lincoln Max 6 SelectSM Advantage which is deducted quarterly.
The current initial annual rider charge rate is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly) for the joint life option.

The charge is based on the Income Base (initial Purchase Payment) as increased for subsequent Purchase Payments, Automatic Annual Step-ups and 6%
Enhancements, and as decreased for Excess Withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases because the charge is based on the Income Base.

Since the Automatic Annual Step-up could increase your Income Base and
Enhancement Base every Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base and Enhancement Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase Payments or
Excess Withdrawals, if any. This opt-out will only apply for this particular
Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual Step-ups.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See Living Benefit Riders - Lincoln Max 6 SelectSM Advantage -
Income Base.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

If the Contract Value is reduced to zero, no further rider charge will be deducted.

4LATER (Reg. TM) Select Advantage Charge. While this rider is in effect, there is a charge for 4LATER (Reg. TM) Select Advantage which is deducted quarterly.
The current initial annual rider charge rate is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly) for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased by subsequent Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups,
and as decreased for withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases because the charge is based on the
Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase Payments or withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of the subsequent
Automatic Annual Step-ups.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See the Living Benefit Riders - 4LATER (Reg. TM) Select
Advantage - Income Base section of this prospectus for more information.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

i4LIFE (Reg. TM) Advantage Charge. While this rider is in effect, there is a daily charge for i4LIFE (Reg. TM) Advantage that is based on your Account
Value. The initial Account Value is your Contract Value on the Valuation Date
i4LIFE (Reg. TM) Advantage becomes effective (or your initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, your Account Value on a
Valuation Date equals the total value of all of the Contractowner's
Accumulation Units plus the

                                                                              41

Contractowner's value in the fixed account, and will be reduced by Regular
Income Payments and Guaranteed Income Benefit payments made, as well as any withdrawals.

The annual i4LIFE (Reg. TM) Advantage charge rate during the Access Period is:
1.15% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit; 1.20% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit; and 1.45%
for the i4LIFE (Reg. TM) Advantage EGMDB. For contracts purchased as part of a
Fee-Based Financial Plan (on and after May 22, 2017) the annual rate for the
i4LIFE (Reg. TM) Advantage charge is: 0.60% Account Value Death Benefit; 0.70%
Guarantee of Principal Death Benefit; and 0.95% EGMDB (1.00% Account Value
Death Benefit; 1.05% Guarantee of Principal Death Benefit; and 1.30% EGMDB
prior to May 22, 2017). During the Lifetime Income Period, the rate for all
Death Benefit options is 1.15%, or 0.60% for contracts purchased as part of a
Fee-Based Financial Plan on and after May 22, 2017 (1.00% prior to May 22,
2017). This rate consists of a mortality and expense risk charge, and an administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). These charge rates replace the Separate Account
Annual Expenses for the base contract. If i4LIFE (Reg. TM) Advantage is elected at the issue of the contract i4LIFE (Reg. TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE (Reg. TM) Advantage and the charge will begin on the Periodic Income Commencement Date which is the
Valuation Date on which the Regular Income Payment is determined and the beginning of the Access Period. Refer to the i4LIFE (Reg. TM) Advantage section for explanations of the Account Value, the Access Period, the Lifetime Income
Period, and the Periodic Income Commencement Date. Purchasers of any version of
Lincoln Lifetime IncomeSM Advantage 2.0 , Lincoln Market Select (Reg. TM)
Advantage or 4LATER (Reg. TM) Advantage (Managed Risk) pay different charges for i4LIFE (Reg. TM) Advantage. See i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit Charge for Contractowners who transition from a Prior Rider.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Charge. Select Guaranteed
Income Benefit is subject to a current annual charge rate of 0.95% (1.15% for joint life option) of the Account Value, which is added to the i4LIFE (Reg. TM)
Advantage charge for a total current charge rate of the Account Value, computed daily as follows:

                                                A-Share Contracts      For Contracts Purchased as Part of a
                                                                       Fee-Based Financial Plan
                                                                       Prior to May 22,       On and after May 22,
                                                                      2017                    2017
                                               Single      Joint      Single      Joint      Single      Joint
                                                Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)                                 2.40%      2.60%       2.25%      2.45%       1.90%      2.10%
Guarantee of Principal Death Benefit.......     2.15%      2.35%       2.00%      2.20%       1.65%      1.85%
Account Value Death Benefit................     2.10%      2.30%       1.95%      2.15%       1.55%      1.75%

These charge rates replace the Separate Account Annual Expenses for the base contract.

Guaranteed Income Benefit (Managed Risk) and Guaranteed Income Benefit (version
4) are each subject to a current annual charge rate of 0.65% (0.85% for the joint life option) of the Account Value, which is added to the i4LIFE (Reg. TM)
Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:

                                                A-Share Contracts      For Contracts Purchased as Part of a
                                                                       Fee-Based Financial Plan
                                                                       Prior to May 22,       On and after May 22,
                                                                      2017                    2017
                                               Single      Joint      Single      Joint      Single      Joint
                                                Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)                                 2.10%      2.30%       1.95%      2.15%       1.60%      1.80%
Guarantee of Principal Death Benefit.......     1.85%      2.05%       1.70%      1.90%       1.35%      1.55%
Account Value Death Benefit................     1.80%      2.00%       1.65%      1.85%       1.25%      1.45%

These charge rates replace the Separate Account Annual Expenses for the base contract.

Guaranteed Income Benefit (version 1, 2 and 3) are each subject to a current annual charge rate of (0.50% for versions 1, 2 and 3 single and joint life options) of the Account Value, which is added to the i4LIFE (Reg. TM) Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:

                                      For Contract Purchased as
                             Part of a Fee-Based Financial Plan prior to
        A-Share Contract                     May 22, 2017


                                                             Single/Joint     Single/Joint
                                                                 Life             Life
Enhanced Guaranteed Minimum Death Benefit (EGMDB)........        1.95%            1.80%
Guarantee of Principal Death Benefit.....................        1.70%            1.55%
Account Value Death Benefit..............................        1.65%            1.50%

These charge rates replace the Separate Account Annual Expenses for the base contract.

The Guaranteed Income Benefit annual charge rate will not change unless there is an automatic step-up of the Guaranteed Income Benefit or you elect an additional step-up period (version 2 and version 3) during which the Guaranteed
Income Benefit is stepped-up to 75% of the current Regular Income Payment
(described later in the i4LIFE (Reg. TM) Advantage section of this prospectus).
At the time of the step-up, the Guaranteed Income Benefit charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum Guaranteed Income Benefit charge rate of 2.25% (2.45% joint life option) of the Account Value for Select
Guaranteed Income Benefit or 2.00% for Guaranteed Income Benefit Managed Risk
and version 4 or 1.50% for version 2 and version 3. If we automatically administer the step-up for Select Guaranteed Income Benefit, Guaranteed Income
Benefit Managed Risk and version 4 or step-up period election (versions 2 or 3)
for you and your charge rate is increased, you may ask us to reverse the step-up or the step-up period election by giving us notice within 30 days after the date on which the step-up or the step-up period election occurred. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the charge rate to the charge rate in effect before the step-up or the step-up period election occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. For version 2 and version 3, you will have no more step-ups unless you notify us that you wish to start a new step-up period (described in the i4LIFE (Reg. TM) Advantage section of this prospectus). For Select Guaranteed Income Benefit, Managed Risk and version 4, future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge rate so that you may give us timely notice if you wish to reverse a step-up. Version 1 does not step-up; therefore the charge does not change.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, the Guaranteed Income Benefit annual charge will also terminate, but the i4LIFE (Reg. TM) Advantage charge will continue.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Charge for Contractowners
who transition from a Prior Rider. If you have elected Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk), Lincoln Market Select (Reg. TM)
Advantage, 4LATER (Reg. TM) Select Advantage, 4LATER (Reg. TM) Advantage
(Managed Risk) or Lincoln Lifetime IncomeSM Advantage 2.0 ("Prior Rider"), you
may carry over certain features of that Prior Rider to transition to the applicable version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. If
you make this transition, your current charge rate of the Prior Rider will be the initial charge rate for your i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit rider.

This section applies to all of the transitions listed in the following chart.
The charges and calculations described earlier in the i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit Charge section will not apply.

IF YOUR PRIOR RIDER IS...                          YOU WILL TRANSITION TO...

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed   i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
Risk)                                              (Managed Risk)
4LATER (Reg. TM) Advantage (Managed Risk)          i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
                                                   (Managed Risk)
Lincoln Market Select (Reg. TM) Advantage          i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit
4LATER (Reg. TM) Select Advantage                  i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit

                                                   AND THE CURRENT INITIAL
                                                   CHARGE RATE FOR YOUR
                                                   GUARANTEED INCOME BEN-
IF YOUR PRIOR RIDER IS...                          EFIT RIDER IS-

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed   1.05% (0.2625% quarterly)
Risk)                                              single life option
                                                   1.25% (0.3125% quarterly)
                                                   joint life option
4LATER (Reg. TM) Advantage (Managed Risk)          1.05% (0.2625% quarterly)
                                                   single life option
                                                   1.25% (0.3125% quarterly)
                                                   joint life option
Lincoln Market Select (Reg. TM) Advantage          1.25% (0.3125% quarterly)
                                                   single life option
                                                   1.50% (0.3750% quarterly)
                                                   joint life option
4LATER (Reg. TM) Select Advantage                  1.25% (0.3125% quarterly)
                                                   single life option
                                                   1.50% (0.3750% quarterly)
                                                   joint life option

                                                                              43

IF YOUR PRIOR RIDER IS...                 YOU WILL TRANSITION TO...

Lincoln Lifetime IncomeSM Advantage 2.0   i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version
                                          4)

                                          AND THE CURRENT INITIAL
                                          CHARGE RATE FOR YOUR
IF YOUR PRIOR RIDER IS...                 GUARANTEED INCOME BEN-

Lincoln Lifetime IncomeSM Advantage 2.0   1.05% (0.2625% quarterly)
                                          single life option
                                          1.25% (0.3125% quarterly)
                                          joint life option

The initial charge is a percentage of the greater of the Income Base from the
Prior Rider or the Account Value. The charge for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage and every three months thereafter. The total Separate Account Annual Expense charge for the Death Benefit you have elected on your base contract also applies:
1.05% for the EGMDB, 0.80% for the Guarantee of Principal Death Benefit and
0.75% for the Account Value Death Benefit (0.55% for EGMDB; 0.30% for Guarantee
of Principal Death Benefit and 0.20% for Account Value Death Benefit for
contracts sold to a Fee-Based Financial Plan (on and after May 22, 2017) (0.90%
for EGMDB; 0.65% for Guarantee of Principal Death Benefit; and 0.60% for
Account Value Death Benefit prior to May 22, 2017). Contractowners are guaranteed that in the future the guaranteed maximum charge rate for i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit will be the guaranteed maximum charge rate that was in effect at the time they purchased the Prior Rider.

The charge will not change unless there is an automatic step-up of the
Guaranteed Income Benefit (described in the i4LIFE (Reg. TM) Advantage section of this prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the Prior Rider current charge rate. (The Prior Rider charge rate continues to be used as a factor in determining the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
charge.) This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The following example is intended to show how the initial i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit charge for purchasers of a Prior Rider could be calculated for a representative male Contractowner, as well as the impact to the charge due to increases to the Guaranteed Income Benefit and the
Prior Rider charge rate. For illustration purposes, we will assume that the example is a nonqualified contract and the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the Contractowner's age (see Guaranteed
Income Benefit for a more detailed description). The example also assumes that the current charge rate for the Prior Rider is 1.25% (single life option). The first example demonstrates how the initial charge may be determined for an existing contract with an Account Value and Income Base. This calculation method applies to the purchase of any Prior Rider, except the initial
Guaranteed Income Benefit rates and charges may vary, as set forth in the
Guaranteed Income Benefit description later in this prospectus. The charges and rates shown here may be different from those that apply to your contract. The calculation of the charge for your contract will be based on the specific factors applicable to your contract.

1/1/15 Initial i4LIFE (Reg. TM) Advantage Account Value...................................  $ 100,000
1/1/15 Income Base as of the last Valuation Date under the Prior Rider....................  $ 125,000
1/1/15 Initial Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  ($125,000 x 1.25%). The current charge
 for the Prior Rider is assessed against the Income Base since it is larger than the        $1,562.50
   Account Value..........................................................................
1/2/15 Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment (an example of how the Regular Income Payment
 is calculated is shown in the SAI).......................................................  $   5,173
1/2/15 Initial Guaranteed Income Benefit (4% x $125,000 Income Base)......................  $   5,000

The next example shows how the charge will increase if the Guaranteed Income
Benefit is stepped up to 75% of the Regular Income Payment.

1/2/16 Recalculated Regular Income Payment (due to market gain in Account Value)..........  $   6,900
1/2/16 New Guaranteed Income Benefit (75% x $6,900 Regular Income Payment)................  $   5,175
1/2/16 Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit ($1,562.50
  x ($5,175/$5,000)) Prior charge x
 [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income Benefit]........  $1,617.19

Continuing the above example:


1/2/16 Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit.............  $1,617.19
1/2/17 Recalculated Regular Income Payment (due to Account Value increase)................  $   7,400
1/2/17 New Guaranteed Income Benefit (75% x $7,400 Regular Income Payment)................  $   5,550
Assume the Prior Rider charge rate increases from 1.25% to 1.35%.
1/2/17 Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit ($1,617.19
  x ($5,550/$5,175) x
 (1.35%/1.25%))...........................................................................  $1,873.13

The new annual charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
is $1,873.13, which is equal to the current annual charge of $1,617.19 multiplied by the percentage increase of the Guaranteed Income Benefit
($5,550/$5,175) and then multiplied by the percentage increase to the Prior
Rider current charge rate (1.35%/1.25%).

If the charge rate of your Prior Rider is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit
in effect before the step-up occurred, reduced by any additional withdrawals.
Future step-ups as described in the rider would continue.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge will cease. A portion of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider.

i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Guaranteed Income Benefit
Charge for Contractowners who transition from 4LATER (Reg. TM) Advantage. The
4LATER (Reg. TM) Guaranteed Income Benefit current annual rider charge rate for purchasers who previously purchased 4LATER (Reg. TM) Advantage is 0.65% of the
Account Value, which is added to the i4LIFE (Reg. TM) Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:
1.80% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit; 1.85% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit; and 2.10%
for the i4LIFE (Reg. TM) Advantage EGMDB. (For riders purchased before January
20, 2009, the current annual charge rate is 0.50%, but will increase to 0.65%
upon the next election to reset the Income Base.) These charges apply only during the i4LIFE (Reg. TM) Advantage payout phase. For contracts purchased as part of a Fee-Based Financial Plan, the total percentage charge is computed daily as follows: 1.65% for the i4LIFE (Reg. TM) Advantage Account Value Death
Benefit; 1.70% for the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death
Benefit; and 1.95% for the i4LIFE (Reg. TM) Advantage EGMDB.

On and after the Periodic Income Commencement Date, the 4LATER (Reg. TM)
Guaranteed Income Benefit charge will be added to the i4LIFE (Reg. TM)
Advantage charge rate as a daily percentage of average Account Value. This is a change to the calculation of the 4LATER (Reg. TM) charge because after the
Periodic Income Commencement Date, when the 4LATER (Reg. TM) Guaranteed Income
Benefit is established, the Income Base is no longer applicable. The 4LATER
(Reg. TM) charge rate is the same immediately before and after the Periodic
Income Commencement Date; however, the charge is multiplied by the Income Base
(on a quarterly basis) prior to the Periodic Income Commencement Date and then multiplied by the average daily Account Value after the Periodic Income
Commencement Date.

After the Periodic Income Commencement Date, the 4LATER (Reg. TM) Guaranteed
Income Benefit charge rate will not change unless the Contractowner elects additional 15-year step-up periods during which the 4LATER (Reg. TM) Guaranteed
Income Benefit (described later) is stepped-up to 75% of the current Regular
Income Payment. At the time of a reset of the 15-year step-up period, the
4LATER (Reg. TM) Guaranteed Income Benefit charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum annual charge rate of 1.50% of Account
Value. After we administer this election, you have 30 days to notify us if you wish to reverse the election (because you do not wish to incur the additional cost). If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred.

After the Periodic Income Commencement Date, if the 4LATER (Reg. TM) Guaranteed
Income Benefit is terminated, the 4LATER (Reg. TM) Guaranteed Income Benefit annual charge will also terminate but the i4LIFE (Reg. TM) Advantage charge will continue.

Guaranteed Income Benefit Charge for Lincoln Lifetime IncomeSM Advantage
purchasers. For purchasers of Lincoln Lifetime IncomeSM Advantage who terminate their rider and purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(version 2 or 3), the Guaranteed Income Benefit which is purchased with i4LIFE
(Reg. TM) Advantage is subject to a current annual charge rate of 0.50% of the
Account Value, which is added to the i4LIFE (Reg. TM)Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:
1.65% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit; 1.70% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit; and 1.95%
for the i4LIFE (Reg. TM) Advantage EGMDB.

For contracts purchased as part of a Fee-Based Financial Plan, the total percentage charge is computed daily as follows: 1.50% for the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit; 1.55% for the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit; and 1.80% for the i4LIFE (Reg. TM)
Advantage EGMDB.

                                                                              45

Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed that in the future the guaranteed maximum charge for the Guaranteed Income Benefit will be the guaranteed maximum charge then in effect at the time that they purchase
Lincoln Lifetime IncomeSM Advantage.

The Guaranteed Income Benefit charge rate will not change unless you elect an additional step-up period during which the Guaranteed Income Benefit is stepped-up to 75% of the current Regular Income Payment (described later). At the time you elect a new step-up period, the charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum annual charge rate of 1.50% of the
Account Value. If we automatically administer the step-up period election for you and your charge rate is increased, you may ask us to reverse the step-up period election by giving us notice within 30 days after the date on which the step-up period election occurred. If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up period election occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. You will have no more step-ups unless you notify us that you wish to start a new step-up period (described later in the i4LIFE
(Reg. TM) Advantage section of this prospectus).

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, the Guaranteed Income Benefit annual charge will also terminate but the i4LIFE (Reg. TM) Advantage charge will continue.

Lincoln Long-Term CareSM Advantage (LTC Rider) Charge. While the LTC rider is in effect, there is a charge for the LTC Rider ("LTC Charge") that is deducted from the Contract Value on a quarterly basis. The LTC Charge will consist of the sum of three charges:
o the Acceleration Benefit Charge,
o the Extension Benefit Charge, and
o the Optional Nonforfeiture Benefit Charge (if elected).

The first deduction will occur on the business day on or next following the three-month contract anniversary and will be deducted every three months thereafter. This deduction will be made proportionately from the Contract Value in the Subaccounts, the fixed account for use with dollar-cost averaging and the LTC Fixed Account until the Contract Value is reduced to zero. Deductions from the Subaccounts and the fixed accounts will be made in proportion to the value in each Subaccount and fixed account. A proportional LTC Charge will be deducted upon termination of the LTC Rider, upon commencement of Annuity
Payouts and upon contract surrender. A proportional LTC Charge will not be deducted if the LTC Rider is terminated due to death.

Acceleration Benefit Charge

The Acceleration Benefit Charge has a guaranteed maximum annual charge rate of
1.50% of the LTC Guaranteed Amount. The current annual charge rate is 0.50% of the LTC Guaranteed Amount under the Growth Benefit option and 0.35% of the LTC
Guaranteed Amount under the Level Benefit option. The annual charge rate may change at any time and will never exceed the guaranteed maximum annual charge rate of 1.50% of the LTC Guaranteed Amount. We will give you 30 days written notice of our intent to raise the current annual charge rate. Any increase to the annual charge rate will be applied on the next quarterly deduction following the effective date of the annual charge rate change. Any change to the annual charge rate will be the same for all Contractowners in the same class on a nondiscriminatory manner. The Acceleration Benefit Charge annual charge rate for the Growth Benefit option will not change to the annual charge rate for the Level Benefit after you terminate the automatic step-ups.

 The LTC Charge will be higher if you choose the Growth Benefit option because the
   Acceleration Benefit Charge annual percentage
 rate is higher for the Growth Benefit option than it is for the Level Benefit option and the LTC Guaranteed Amount against which the
 Acceleration Benefit Charge annual percentage rate is assessed may be higher due to automatic step-ups.

The Acceleration Benefit Charge is calculated by multiplying the LTC Guaranteed
Amount as of the date on which the charge is deducted by 1/4 of the
Acceleration Benefit Charge annual charge rate. With the Level Benefit option, the Acceleration Benefit Charge will decrease as the LTC Guaranteed Amount is reduced by Acceleration Benefit payments or Excess Withdrawals. With the Growth
Benefit option, the Acceleration Benefit Charge will increase or decrease as the LTC Guaranteed Amount increases by automatic step-ups or is reduced by
Acceleration Benefit payments, Growth Benefit payments or Excess Withdrawals.
The Acceleration Benefit Charge will be deducted until the LTC Guaranteed
Amount is reduced to zero or there is no Contract Value remaining, whichever occurs first.

Extension Benefit Charge

The Extension Benefit Charge does not have a guaranteed maximum annual charge rate and may change at any time. The current Extension Benefit Charge annual charge rates range as set forth in the charts below. The initial Extension
Benefit Charge annual charge rate will be stated on the Specifications page of your LTC Rider. We will give you 30 days written notice of our intent to raise the current Extension Benefit Charge annual charge rate. Any increase to the current Extension Benefit Charge annual charge rate will be applied on the next quarterly deduction following the effective date of the annual charge rate change. Any change to the current Extension Benefit Charge annual charge rate will be subject to prior regulatory approval and will be the same for all
Contractowners in the same class on a nondiscriminatory manner. If the current
Extension Benefit Charge annual charge rate is increased to an amount greater than a specified percentage of the initial current Extension Benefit Charge annual charge rate, you may cancel the LTC Rider and receive the Contingent
Nonforfeiture Benefit. See Determining LTC Benefits - Nonforfeiture Benefit for
more information.


 Extension Benefit Charge: 50%
  Benefit for Assisted Living
           Services
States: AK, AL, AR, AZ, DC, DE,
GA, IA, KY, LA, MD, ME, MI, MO,
              MS,
MT, NC, ND, NE, NM, OK, OR, RI,
        SC, SD, WV, WY
     Age on        Extension
 Contract Date   Benefit Charge

     45-49           0.26%
     50-54           0.30%
     55-59           0.32%
     60-64           0.38%
     65-69           0.50%
     70-74           0.68%

Extension Benefit Charge: 100%
  Benefit for Assisted Living
           Services
       All other states
     Age on        Extension
 Contract Date   Benefit Charge

     45-49           0.28%
     50-54           0.32%
     55-59           0.36%
     60-64           0.40%
     65-69           0.54%
     70-74           0.76%

The Extension Benefit Charge is calculated by multiplying the Extension Benefit as of the date on which the charge is deducted multiplied by 1/4 of the
Extension Benefit Charge annual charge rate as of the date on which the charge is deducted. On the contract date, the Extension Benefit will be double the
Acceleration Benefit. The Extension Benefit Charge will increase as the
Extension Benefit increases due to Gross Purchase Payments made within the first 90 days. The Extension Benefit Charge will decrease as the Extension
Benefit is reduced by Extension Benefit payments or Excess Withdrawals. The
Extension Benefit Charge will be deducted until the Extension Benefit is reduced to zero or there is no Contract Value remaining, whichever occurs first. The Extension Benefit Charge annual charge rate is based upon your age as of the contract date.

Optional Nonforfeiture Benefit Charge

The Optional Nonforfeiture Benefit Charge does not have a guaranteed maximum annual charge rate and may change at any time. The current Optional
Nonforfeiture Benefit Charge annual charge rates range as set forth in the charts below. The initial Optional Nonforfeiture Benefit Charge annual charge rate will be stated on the specification pages of your LTC Rider. We will give you 30 days written notice of our intent to raise the current Optional
Nonforfeiture Benefit Charge annual charge rate. Any increase to the current
Optional Nonforfeiture Benefit Charge annual charge rate will be applied on the next quarterly deduction following the effective date of the annual charge rate change. Any change to the current Optional Nonforfeiture Benefit Charge annual charge rate will be subject to prior regulatory approval and will be the same for all Contractowners in the same class on a nondiscriminatory manner. If the current Optional Nonforfeiture Benefit Charge annual charge rate is increased to an amount greater than a specified percentage of the initial current
Optional Nonforfeiture Benefit Charge annual charge rate, you may cancel the
LTC Rider and receive the Contingent Nonforfeiture Benefit. See Determining LTC
Benefits - Nonforfeiture Benefit for more information.

                          Optional Nonforfeiture Benefit Charge:
                         50% Benefit for Assisted Living Services
            States: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS,
                      MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY
                               Age on                                Optional Nonforfeiture
                           Contract Date                                 Benefit Charge

           45-49                                                             0.04%
           50-54                                                             0.05%
           55-59                                                             0.05%
           60-64                                                             0.06%
           65-69                                                             0.08%
           70-74                                                             0.11%

        Optional Nonforfeiture Benefit Charge:
      100% Benefit for Assisted Living Services
     Age on             Optional Nonforfeiture
 Contract Date              Benefit Charge
                 Texas   California   All other states

     45-49      0.06%      0.06%           0.05%
     50-54      0.06%      0.06%           0.05%
     55-59      0.07%      0.07%           0.06%
     60-64      0.07%      0.07%           0.06%
     65-69      0.10%      0.10%           0.09%
     70-74      0.14%      0.13%           0.12%

The Optional Nonforfeiture Benefit Charge is calculated by multiplying the
Extension Benefit as of the date on which the charge is deducted multiplied by
1/4 of the Optional Nonforfeiture Benefit Charge annual charge rate as of the date on which the charge is deducted. On the contract date, the Extension
Benefit will be double the Acceleration Benefit. The Optional Nonforfeiture
Benefit Charge will increase as the Extension Benefit increases due to Gross
Purchase Payments made within the first 90 days after the contract date. The
Optional Nonforfeiture Benefit Charge will decrease as the Extension Benefit is reduced by Extension Benefit payments or Excess Withdrawals. The Optional
Nonforfeiture Benefit Charge will be deducted until the Extension Benefit is reduced to zero or there is no Contract Value remaining, whichever occurs first. The Optional Nonforfeiture Benefit Charge annual charge rate is based upon your age as of the contract date.

  Example: The following example illustrates the calculation of the LTC Benefit Charge for a
60 year old who lives in Georgia. The
  example assumes the Level Benefit option and the Optional Nonforfeiture Benefit have been chosen.
  Acceleration Benefit:                                                     $100,000
  LTC Guaranteed Amount:                                                    $100,000
  Extension Benefit:                                                        $200,000

                                                                              47

 Acceleration Benefit Charge Annual Charge Rate:
 Extension Benefit Charge Annual Charge Rate:
 Optional Nonforfeiture Benefit Charge Annual Charge Rate:
 LTC Charge (Annual)*:

                                                            * $350 Acceleration Benefit Charge (0.35% x $100,000 LTC Guaranteed
                                                            Amount) + $760 Extension Benefit
                                                            Charge (0.38% x $200,000 Extension Benefit) + $120 Optional
                                                            Nonforfeiture Charge (0.06% x $200,000
                                                            Extension Benefit) = $1,230 annual LTC Charge

 Acceleration Benefit Charge Annual Charge Rate:            0.35%
 Extension Benefit Charge Annual Charge Rate:               0.38%
 Optional Nonforfeiture Benefit Charge Annual Charge Rate:  0.06%
 LTC Charge (Annual)*:                                      $1,230

 Example: The following example illustrates the calculation of the LTC Benefit Charge for a 60 year old who lives in Georgia.
The
 example assumes the Growth Benefit option and the Optional Nonforfeiture Benefit have been
chosen.
 Acceleration Benefit:
 LTC Guaranteed Amount:
 Extension Benefit:
 Growth Benefit:
 Acceleration Benefit Charge Annual Charge Rate:
 Extension Benefit Charge Annual Charge Rate:
 Optional Nonforfeiture Benefit Charge Annual Charge Rate:
 LTC Charge (Annual)*:

                                                                                           *$500 Acceleration Benefit Charge
                                                                                           (0.50% x $100,000 LTC Guaranteed
                                                                                           Amount) + $760 Extension Benefit
                                                                                           Charge (0.38% x $200,000 Extension
                                                                                           Benefit) + $120 Optional
                                                                                           Nonforfeiture Benefit Charge (0.06%
                                                                                           x
                                                                                           $200,000 Extension Benefit)= $1,380
                                                                                           annual LTC Charge

 Example: The following example illustrates the calculation of the LTC Benefit Charge for a 60 year old who lives in Georgia. The
 example assumes the Growth Benefit option and the Optional Nonforfeiture Benefit have been chosen.
 Acceleration Benefit:                                                                     $100,000
 LTC Guaranteed Amount:                                                                    $100,000
 Extension Benefit:                                                                        $200,000
 Growth Benefit:                                                                           $      0
 Acceleration Benefit Charge Annual Charge Rate:                                           0.50%
 Extension Benefit Charge Annual Charge Rate:                                              0.38%
 Optional Nonforfeiture Benefit Charge Annual Charge Rate:                                 0.06%
 LTC Charge (Annual)*:                                                                     $  1,380

Lincoln Lifetime IncomeSM Advantage Charge (This rider is no longer available).
While this rider is in effect, there is a charge for Lincoln Lifetime IncomeSM
Advantage. The current annual rider charge rate is 0.90% of the Guaranteed
Amount (0.225% quarterly) for the Lincoln Lifetime IncomeSM Advantage single life or joint life option. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.75% to 0.90% upon the earlier of (a) the next Automatic Annual Step-up of the Guaranteed Amount or (b) the
next Benefit Year anniversary if cumulative Purchase Payments received after the first Benefit Year anniversary equal or exceed $100,000. If the Lincoln
Lifetime IncomeSM Advantage Plus is purchased, an additional 0.15% is added, for a total current cost of 1.05% of the Guaranteed Amount. See Appendix D -
Lincoln Lifetime IncomeSM Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

The charge is based on the Guaranteed Amount as increased for subsequent Gross
Purchase Payments, Automatic Annual Step-ups, 5% Enhancements, and the 200%
step-up and decreased for withdrawals. The 200% step-up is not available for riders purchased on and after October 5, 2009. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the effective date of the rider. This deduction will be made in proportion to the value in each Subaccount of the contract on the Valuation
Date the rider charge is assessed. For riders purchased on and after March 2,
2009, the charge is also deducted in proportion to the value in the fixed account used for dollar cost averaging purposes. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to Appendix D - Lincoln
Lifetime IncomeSM Advantage - Guaranteed Amount for a discussion and example of the impact of the changes to the Guaranteed Amount.

Since the Automatic Annual Step-up could increase your Guaranteed Amount every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 1.50%. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the
Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Guaranteed Amount will return to the value they were immediately prior to the step-up, adjusted for additional
Purchase Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up and is not available if additional
Purchase Payments would cause your charge to increase. You will need to notify us each time the charge rate increases if you want to opt out of subsequent
Automatic Annual Step-ups.

An increase in the Guaranteed Amount as a result of the 5% Enhancement or 200%
step-up will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge.

Once cumulative additional Purchase Payments into your annuity contract after the first Benefit Year equal or exceed $100,000, any additional Gross Purchase
Payment will cause the charge rate for your rider to change to the current charge rate in effect on the next Benefit Year anniversary, but the charge rate will never exceed the guaranteed maximum annual charge rate. The new charge rate will become effective on the Benefit Year anniversary.


The rider charge will be discontinued upon termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the contract.

If the Guaranteed Amount is reduced to zero while the Contractowner is receiving a lifetime Maximum Annual Withdrawal, no rider charge will be deducted.

If you purchased Lincoln Lifetime IncomeSM Advantage Plus Option, an additional
0.15% of the Guaranteed Amount will be added to the Lincoln Lifetime IncomeSM
Advantage charge for a total current charge rate of 1.05% applied to the
Guaranteed Amount. This total charge rate (which may change as discussed above)
is in effect until the seventh Benefit Year anniversary. If you exercise your
Plus Option, this entire rider and its charge will terminate. If you do not exercise the Plus Option, after the seventh Benefit Year anniversary, the 0.15%
charge for the Plus Option will be removed and the Lincoln Lifetime IncomeSM
Advantage rider and charge will continue. If you make a withdrawal prior to the seventh Benefit Year anniversary, you will not be able to exercise the Plus
Option, but the additional 0.15% charge will remain on your contract until the seventh Benefit Year anniversary.

4LATER (Reg. TM) Advantage (Managed Risk) Charge (This rider is no longer available). While this rider is in effect, there is a charge for 4LATER (Reg.
TM) Advantage (Managed Risk). The current annual rider charge rate is 1.05%
(0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly)
for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, Automatic Annual Step-ups and 5% Enhancements and
decreased for withdrawals. We will deduct the cost of this rider from the
Contract Value on a quarterly basis, with the first deduction occurring on the
Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each
Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the
Income Base increases or decreases, because the charge is based on the Income
Base. Refer to Appendix D - 4LATER (Reg. TM) Advantage (Managed Risk) - Income
Base for a discussion and example of the impact of the changes to the Income
Base.

The annual charge rate may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the rate will never exceed the guaranteed maximum annual charge rate of 2.00%. An Automatic Annual Step-up is a feature that will increase the Income Base to equal the Contract Value on a
Benefit Year anniversary if all conditions are met. The Benefit Year is a
12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Therefore, your charge rate could increase every Benefit Year anniversary up to the stated maximum. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase Payments or withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up.
You will need to notify us each time the charge rate increases if you do not want the Automatic Annual Step-up.

The 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) occurs if a 10-year Enhancement Period is in effect as described further in the 4LATER (Reg. TM) Advantage (Managed Risk) section.
During the first ten Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge. After the tenth Benefit
Year anniversary the charge rate may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge rate will never exceed the guaranteed maximum annual charge rate of 2.00%. If your charge rate is increased, you may opt-out of the 5% Enhancement by giving us notice within
30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the 5% Enhancement, the charge rate and the Income
Base will return to the value they were immediately prior to the 5%
Enhancement, adjusted for additional Purchase Payments or withdrawals, if any.
This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5% Enhancement.

The charge rate will increase to the then current annual charge rate, if after the first Benefit Year anniversary, cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge increase. See Appendix D - 4LATER (Reg. TM) Advantage (Managed Risk) - Income
Base.

The rider charge will be discontinued upon termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the contract.

Lincoln SmartSecurity (Reg. TM) Advantage Charge (This rider is no longer available). While this rider is in effect, there is a charge for Lincoln
SmartSecurity (Reg. TM) Advantage. The current annual charge rate is:

1. 0.85% of the Guaranteed Amount (0.2125% quarterly) for Lincoln SmartSecurity
  (Reg. TM) Advantage - 5 Year Elective Step-up option (the current annual charge rate will increase to 0.85% upon the next election of a step-up of the Guaranteed Amount); or

2. 0.85% of the Guaranteed Amount (0.2125% quarterly) for Lincoln SmartSecurity
  (Reg. TM) Advantage - 1 Year Automatic Step-up, single life option (and also the prior version of Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
  Automatic Step-up) (for riders purchased

                                                                              49

  prior to December 3, 2012, the current annual charge rate will increase from
  0.65% to 0.85% at the end of the 10-year annual step-up period if a new
  10-year period is elected); or

3. 1.00% of the Guaranteed Amount (0.25% quarterly) for Lincoln SmartSecurity
  (Reg. TM) Advantage - 1 Year Automatic Step-up, joint life option (for riders purchased prior to December 3, 2012, the current annual charge rate will increase from 0.80% to 1.00% at the end of the 10-year annual step-up period if a new 10-year period is elected). See Appendix D - Lincoln
  SmartSecurity (Reg. TM) Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

The charge is based on the Guaranteed Amount (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments and step-ups and decreased for withdrawals. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the effective date of the rider.
This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. In Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective
Step-up option and the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up (without the single or joint life option), the charge may be deducted in proportion to the value in the fixed account as well. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to
Appendix D - Lincoln SmartSecurity (Reg. TM) Advantage - Guaranteed Amount for
a discussion and example of the impact of changes to the Guaranteed Amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up
option, the Guaranteed Amount will automatically step-up to the Contract Value on each Benefit Year anniversary up to and including the 10th Benefit Year if conditions are met as described in the Lincoln SmartSecurity (Reg. TM)
Advantage section. Additional 10-year periods of step-ups may be elected. The annual rider charge rate will not change upon each automatic step-up of the
Guaranteed Amount within the 10-year period.

If you elect to step-up the Guaranteed Amount for another 10-year step-up period (including if we administer the step-up election for you or if you make a change from a joint life to a single life option after a death or divorce), a portion of the rider charge, based on the number of days prior to the step-up, will be deducted on the Valuation Date of the step-up based on the Guaranteed
Amount immediately prior to the step-up. This deduction covers the cost of the rider from the time of the previous deduction to the date of the step-up. After a Contractowner's step-up, we will deduct the rider charge for the stepped-up
Guaranteed Amount on a quarterly basis, beginning on the Valuation Date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the rider charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed), but it will never exceed the guaranteed maximum annual charge rate of 0.95% of the
Guaranteed Amount for the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year
Elective Step-up option or 1.50% of the Guaranteed Amount for the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option. If you never elect to step-up your Guaranteed Amount, your rider charge rate will never change, although the amount we deduct will change as the Guaranteed
Amount changes. The rider charge will be discontinued upon the earlier of the
Annuity Commencement Date, election of i4LIFE (Reg. TM) Advantage or termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except upon death) or surrender of the contract.

Rider Charge Waiver. For the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year
Elective Step-up option, after the later of the fifth anniversary of the effective date of the rider or the fifth anniversary of the most recent step-up of the Guaranteed Amount, the rider charge may be waived. For the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, no rider charge waiver is available with the single life and joint life options. The earlier version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option has a waiver charge provision which may occur after the fifth Benefit Year anniversary following the last automatic step-up opportunity.

Whenever the above conditions are met, on each Valuation Date the rider charge is to be deducted, if the total withdrawals from the contract have been less than or equal to 10% of the sum of: (1) the Guaranteed Amount on the effective date of this rider or on the most recent step-up date; and (2) Gross Purchase
Payments made after the step-up, then the quarterly rider charge will be waived. If the withdrawals have been more than 10%, then the rider charge will not be waived.

4LATER (Reg. TM) Advantage Charge (This rider is no longer available). Prior to the Periodic Income Commencement Date (which is defined as the Valuation Date the initial Regular Income Payment under i4LIFE (Reg. TM) Advantage is determined), the annual 4LATER (Reg. TM) charge rate is currently 0.65% of the
Income Base. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.50% to 0.65% upon the next election to reset the Income Base. The Income Base (an amount equal to the initial Gross Purchase
Payment if purchased at contract issue, or Contract Value at the time of election if elected after the contract effective date), as adjusted, is a value that will be used to calculate the 4LATER (Reg. TM) Guaranteed Income Benefit.
The Income Base is increased for subsequent Purchase Payments, automatic 15%
enhancements and resets, and decreased for withdrawals. An amount equal to the quarterly 4LATER (Reg. TM) rider charge rate multiplied by the Income Base will be deducted from the Subaccounts on every three-month anniversary of the later of the 4LATER (Reg. TM) rider effective date or the most recent reset of the
Income Base. This deduction will be made in proportion to the value in each
Subaccount on the Valuation Date the 4LATER (Reg. TM) rider charge is assessed.
The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only


time the Income Base will change is when there are additional Purchase
Payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a reset to the current Account Value.

Upon a reset of the Income Base, a portion of the rider charge, based on the number of days prior to the reset, will be deducted on the Valuation Date of the reset based on the Income Base immediately prior to the reset. This deduction covers the cost of the 4LATER (Reg. TM) rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER (Reg. TM) rider charge for the reset Income Base on a quarterly basis, beginning on the Valuation Date on or next following the three-month anniversary of the reset. At the time of the reset, the annual charge rate will be the current charge rate in effect at the time of reset. At the time of each reset (whether you elect the reset or we administer the reset for you), the annual charge rate will change to the current charge rate in effect at the time of the reset, not to exceed the guaranteed maximum charge rate of 1.50% of the
Income Base. At the time of reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next Valuation Date after notice of the reset is approved by
us. If you never elect to reset your Income Base, your 4LATER (Reg. TM) rider charge rate will never change, although the amount we deduct will change as your Income Base changes.

Prior to the Periodic Income Commencement Date, a portion of the 4LATER (Reg.
TM) rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the 4LATER (Reg. TM) rider for any reason other than death. On the Periodic Income Commencement Date, a portion of the 4LATER (Reg. TM) rider charge, based on the number of days the rider was in effect that quarter, will be made to cover the cost of 4LATER
(Reg. TM) since the previous deduction.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the Contract
Value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 5%.

Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the Interest Adjustment. See Fixed Side of the
Contract.

The mortality and expense risk and administrative charge of 0.75% of the
Contract Value or 0.20% of the Contract Value on contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017 (0.75% of Contract Value on contracts purchased as part of a Fee-Based Financial Plan prior to May 22,
2017) (0.60% of the Contract Value on all contracts purchased prior to November
15, 2010 and on all contracts purchased as part of a Fee-Based Financial Plan on or after June 30, 2010) will be assessed on all variable Annuity Payouts
(except for i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectus for the funds.
Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Sales Charge For Contracts Prior to February 8, 2010

For contracts purchased prior to February 8, 2010, the sales charge is calculated according to the following scale:

Owner's Investment                 Sales Charge
--------------------------------- -------------

      Under $25,000..............     5.75%
      $25,000 - $49,999..........     5.00%
      $50,000 - $99,999..........     4.50%
      $100,000 - $249,999........     3.50%
      $250,000 - $499,999........     2.50%
      $500,000 - $749,999........     2.00%
      $750,000 - $999,999........     1.50%
      $1,000,000 or greater......     1.00%

For contracts purchased prior to November 9, 2009, the owner's investment is defined, in accordance with our procedures, as the sum of:

a) The Contract Values for any individual Lincoln annuity contracts owned by an eligible owner (defined below)

                                                                              51

b) the amount (in dollars) of an eligible owner's investment in retail mutual funds (excluding those assets in fee based or advisory accounts) from the fund families that also offer investment options in this variable annuity contract

c) the amount of the current Gross Purchase Payment you are making into this contract.

An eligible owner includes you as the Contractowner of your Lincoln ChoicePlus
AssuranceSM (A Share) contract and any joint owner you have named on your annuity contract. Annuity contracts and mutual funds owned by any non-natural owner are included if the Contractowner's or joint owner's social security number is listed on the annuity contract or brokerage account.

In addition:

o This program is only available if your broker's firm has an agreement with
  Lincoln Life in which the broker-dealer firm agrees to provide Lincoln Life with the amount of the owner's investment based on the mutual funds and annuity contracts in your account at the brokerage firm. Contract Values or
  Account Values which are not recorded with your broker's firm will not be included in the owner's investment calculation;

o If your broker's firm does not have this agreement in place or, if the firm has an agreement, but does not provide Lincoln Life with the owner's investment, only the Gross Purchase Payment and Contract Value, if any, in
  this particular Lincoln ChoicePlus AssuranceSM (A Share) contract will be considered in the sales charge calculation; and

o The amount of the owner's investment, if any, should be specified in the application when you purchase a contract. Your broker will inform you if the broker-dealer has an agreement in place and if the broker-dealer is willing to provide the amount of the owner's investment. Check with your broker if you have questions regarding the dollar amount of your owner's investment calculation.

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
o the use of mass enrollment procedures,
o the performance of administrative or sales functions by the employer,
o contracts sold by registered investment advisers who charge a fee for financial plans,
o sales to Selling Group Individuals,
o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees,
o for fee-based contracts only, the issue of a new Lincoln variable annuity contract with the proceeds from the surrender of an existing Lincoln variable annuity contract, if available in your state, or
o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts
If you wish to purchase a contract, you must apply for it through a registered representative authorized by us. Certain broker-dealers may not offer all of the features discussed in this prospectus. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you either directly or through your registered representative. See Distribution of the Contracts. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Home Office approval.

When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Home Office, an initial Gross
Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Gross Purchase
Payment to your agent, we will not begin processing your purchase order until we receive the application and initial Gross Purchase Payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial Gross Purchase Payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Gross Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial
Gross Purchase Payment within two business days.


Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the Contractowner, joint owner and Annuitant must be under age 86 (or for nonqualified contracts sold as part of a Fee-Based Financial
Plan only, under age 91, subject to additional terms and limitations and Home
Office approval). Certain Death Benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Purchase Payment and/or freeze a Contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or Death Benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the Contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase a contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or new sales charges may be imposed with the purchase of, or transfer into, this contract. Any applicable exchange fee should also be considered. A registered representative or tax advisor should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.

Purchase Payments

You may make Gross Purchase Payments to the contract at any time, prior to the
Annuity Commencement Date, subject to certain conditions. You are not required to make any additional Purchase Payments after the initial Purchase Payment.
The minimum initial Gross Purchase Payment is $1,500 ($10,000 if sold as part of a Fee-Based Financial Plan). The minimum initial Gross Purchase Payment for nonqualified contracts sold as part of a Fee-Based Financial Plan where i4LIFE
(Reg. TM) Advantage is elected, and where the Contractowner, joint owner and/or
Annuitant are ages 86 to 90 (subject to additional terms and limitations and
Home Office approval) is $50,000. The minimum annual amount for additional
Purchase Payments is $300. Please check with your registered representative about making additional Purchase Payments since the requirements of your state may vary. The minimum payment to the contract at any one time must be at least
$100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.

Purchase Payments totaling $2 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates)
(excluding Lincoln Investor Advantage (Reg. TM) contracts) for the same
Contractowner, joint owner, and/or Annuitant. If you elect a Living Benefit
Rider, you may be subject to further restrictions in terms of your ability to make additional Purchase Payments, as more fully described below. If you stop making Purchase Payments, the contract will remain in force, however, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders.
Purchase Payments may be made or, if stopped, resumed at any time until the
Annuity Commencement Date, the surrender of the contract, or the death of the
Contractowner, whichever comes first.

If you elect a Living Benefit Rider (other than any version of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit or Lincoln Long-Term CareSM Advantage),
after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year. If you elect any version of i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit, no additional Purchase Payments will be allowed at any time after the Periodic Income Commencement Date. If you elect i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit, no additional Purchase Payments will be allowed after the Periodic Income
Commencement Date for nonqualified contracts. If you elect the Lincoln
Long-Term CareSM Advantage rider, no additional Purchase Payments can be made after 90 days from the contract date.

In addition to the specific Purchase Payment restrictions and limitations immediately above, upon advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the contract.

                                                                              53

These restrictions and limitations mean that you will be limited in your ability to increase your Contract Value (or Account Value under i4LIFE (Reg.
TM) Advantage with any version of Guaranteed Income Benefit) and/or increase the amount of any guaranteed benefit under a Living Benefit Rider by making additional Purchase Payments to the contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the contract, and how they may impact your long-term investment plans, especially if you intend to increase Contract Value (or Account Value under any version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit) by making additional Purchase Payments over a long period of time. Please contact your registered representative and refer to the Living Benefit Riders section of this prospectus for additional information on any restrictions that may apply to your Living Benefit Rider. State variations may apply.

Valuation Date

Accumulation and Annuity Units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock
Exchange is open (Valuation Date). On any date other than a Valuation Date, the
Accumulation Unit value and the Annuity Unit value will not change.

Allocation of Purchase Payments

Net Purchase Payments allocated to the variable side of the contract are placed into the VAA's Subaccounts, according to your instructions. You may also allocate Net Purchase Payments to the fixed account, if available.

The minimum amount of any Net Purchase Payment which can be put into any one
Subaccount is $20. The minimum amount of any Net Purchase Payment which can be put into a Guaranteed Period of the fixed account is $2,000, subject to state approval.

If we receive your Gross Purchase Payment from you or your broker-dealer in
Good Order at our Home Office prior to the close of the New York Stock Exchange
(normally 4:00 p.m., New York time), we will use the Accumulation Unit value computed on that Valuation Date when processing your Gross Purchase Payment. If we receive your Gross Purchase Payment in Good Order after market close, we will use the Accumulation Unit value computed on the next Valuation Date. If you submit your Gross Purchase Payment to your registered representative, we will generally not begin processing the Gross Purchase Payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your
Gross Purchase Payment to us through the Depository Trust and Clearing
Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your Gross Purchase Payment to us, and your
Gross Purchase Payment was placed with your broker-dealer prior to market close, then we will use the Accumulation Unit value computed on that Valuation
Date when processing your Gross Purchase Payment. If your Gross Purchase
Payment was placed with your broker-dealer after market close then we will use the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early (prior to
4:00 p.m., New York time). In such instances, Purchase Payments received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.

The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

If an underlying fund imposes restrictions with respect to the acceptance of
Purchase Payments or allocations, we reserve the right to reject an allocation request at any time the underlying fund notifies us of such a restriction. We will notify you if your allocation request is or becomes subject to such restrictions.

Valuation of Accumulation Units

Net Purchase Payments allocated to the VAA are converted into Accumulation
Units. This is done by dividing the amount allocated by the value of an
Accumulation Unit for the Valuation Period during which the Net Purchase
Payments are allocated to the VAA. The Accumulation Unit value for each
Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period.
Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a
Subaccount for a later Valuation Period is determined as follows:

1. The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation
  Period; minus

2. The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.

The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the Valuation Period. Contracts with different features have


different daily charges, and therefore, will have different corresponding
Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one Subaccount to another. A transfer among Subaccounts involves the surrender of Accumulation Units in one
Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the Valuation Date on which the transfer request is received.

Transfers (among the variable Subaccounts and as permitted between the variable and fixed accounts) are limited to 12 per Contract Year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross-reinvestment or portfolio rebalancing elected on forms available from us. See Additional
Services and the SAI for more information on these programs. These transfer rights and restrictions also apply during the i4LIFE (Reg. TM) Advantage Access
Period (the time period during which you may make withdrawals from the i4LIFE
(Reg. TM) Advantage Account Value). See i4LIFE (Reg. TM) Advantage.

The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than $300). If the transfer from a
Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.

A transfer request may be made to our Home Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Home Office before the close of the New York Stock Exchange (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order after market close, we will process the request using the Accumulation Unit value computed on the next
Valuation Date.

There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances transfers received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.

We may defer or reject a transfer request that is subject to a restriction imposed by an underlying fund.

If your contract offers a fixed account, you may also transfer all or any part of the Contract Value from the Subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued
accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the Subaccount if less than $2,000. However, if a transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the Contract Value from a fixed account to the
Subaccount(s) subject to the following restrictions:
o total fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer all of the
Contract Value in the fixed accounts to the Subaccounts. You should carefully consider whether the fixed account meets your investment criteria. Transfers of all or a portion of a fixed account (other than automatic transfer programs and
i4LIFE (Reg. TM) Advantage transfers) may be subject to Interest Adjustments, if applicable. For a description of the Interest Adjustment, see the Fixed Side of the Contract - Guaranteed Periods and Interest Adjustment.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

Telephone and Electronic Transactions

A surrender, withdrawal, or transfer request may be made to our Home Office using a fax or other electronic means. In addition, withdrawal and transfer requests may be made by telephone, subject to certain restrictions. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed to the
Contractowner on the next Valuation Date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

                                                                              55

Market Timing

Frequent, large, or short-term transfers among Subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the
"Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Subaccounts and the fixed account that may affect other Contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Subaccounts. While we reserve the right to enforce these policies and procedures, Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1)
enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific Contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our Contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from
Contractowners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by Contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our
Market Timing Procedures from Subaccount to Subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of Contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same Contractowner if that Contractowner has been identified as a market timer. For each
Contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a Contractowner has been identified as a market timer under our Market
Timing Procedures, we will notify the Contractowner in writing that future transfers (among the Subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the Contract Year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a Contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature"
restriction on that Contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that Contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Contractowners determined to be engaged in such transfer activity that may adversely affect other
Contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all Contractowners. An exception for any Contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.


In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our
Market Timing Procedures, they will be applied uniformly to all Contractowners or as applicable to all Contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days.
We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.

Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one Subaccount to another Subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per Contract
Year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment. Once elected, the fixed annuity payment is irrevocable.

These provisions also apply during the i4LIFE (Reg. TM) Advantage Lifetime
Income Period. See i4LIFE (Reg. TM) Advantage.

Ownership

The Contractowner on the date of issue will be the person or entity designated in the contract specifications. The Contractowner of a nonqualified contract may name a joint owner.

As Contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all
Contractowners and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and Annuitant changes.
Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Nonqualified contracts may not be collaterally assigned. Assignments may have an adverse impact on any Death
Benefits or benefits offered under Living Benefit Riders in this product and may be prohibited under the terms of a particular feature. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant

The following rules apply prior to the Annuity Commencement Date. You may name only one Annuitant (unless you are a tax-exempt entity, then you can name two joint Annuitants). You (if the Contractowner is a natural person) have the right to change the Annuitant at any time by notifying us in writing of the change. However, we reserve the right to approve all Annuitant changes. This may not be allowed if certain riders are in effect. The new Annuitant must be under age 86 (or for nonqualified contracts sold as part of a Fee-Based
Financial Plan only, under age 91, subject to additional terms and limitations and Home Office approval) as of the effective date of the change. This change may cause a reduction in the Death Benefits or benefits offered under Living
Benefit Riders. See The Contracts - Death Benefit and Living Benefit Riders. A
contingent Annuitant may be named or changed by notifying us in writing.
Contingent Annuitants are not allowed on contracts owned by non-natural owners.
On or after the Annuity Commencement Date, the Annuitant or joint Annuitants may not be changed and contingent Annuitant designations are no longer applicable.

Surrenders and Withdrawals

Before the Annuity Commencement Date, we will allow the surrender of the contract or a withdrawal of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Home Office), fax, or other electronic means. Withdrawal requests may be made by telephone, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity Payout option selected.

                                                                              57

The amount available upon surrender/withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender/withdrawal is received in Good Order at the Home Office. If we receive a surrender or withdrawal request in Good Order at our Home Office before the close of the NYSE (normally 4:00 p.m., New York time), we will process the request using the Accumulation Unit value computed on that Valuation Date. If we receive a surrender or withdrawal request in Good
Order at our Home Office after market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the NYSE may close early (prior to 4:00 p.m., New
York time). In such instances, surrender or withdrawal requests received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total Contract
Value. Surrenders and withdrawals from the fixed account may be subject to the
Interest Adjustment. See Fixed Side of the Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.

Additional Services

These are the additional services available to you under your contract:
dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to Contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home Office. Once we are notified of a pending death claim, these services will stop. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-Cost Averaging. Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain Subaccounts into the
Subaccounts on a monthly basis or in accordance with other terms we make available.

You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing our election form, by calling our Home Office, or by other electronic means. The minimum amount to be dollar cost averaged (DCA'd) is $1,500 over any time period between six and 60 months. We may offer different time periods for new Purchase
Payments and for transfers of Contract Value. State variations may exist. Once elected, the program will remain in effect until the earlier of:

o the Annuity Commencement Date;
o the value of the amount being DCA'd is depleted; or
o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional Purchase Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended.
The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. If you cancel the DCA program, your remaining Contract Value in the DCA program will be allocated to the
Subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. If you have chosen DCA from one of the Subaccounts, only the amount allocated to that DCA program will be transferred. Investment gain, if any, will remain in that Subaccount unless you reallocate it to one of the other Subaccounts. If you are enrolled in automatic rebalancing, this amount may be automatically rebalanced based on your allocation instructions in effect at the time of rebalancing. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service. The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under
AWS are subject to applicable Interest Adjustments. See Fixed Side of the
Contract - Interest Adjustment. Withdrawals under AWS will be noted on your quarterly statement. AWS is also available for amounts allocated to the fixed account, if applicable.

Cross-Reinvestment Service. The cross-reinvestment service automatically transfers the Contract Value in a designated Subaccount that exceeds a baseline amount to another specific Subaccount at specific intervals. As of May 1, 2010, this service is no longer available to new participants. Any Contractowner who had enrolled in this service prior to this date may continue to participate.
You specifiy the applicable Subaccounts, the baseline amount and the interval period.

Portfolio Rebalancing. Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each
Subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually. Rebalancing events will be noted on your quarterly statement. The fixed account is not available for portfolio rebalancing.


Only one of the three additional services (DCA, cross-reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have
DCA and cross-reinvestment running simultaneously. We reserve the right to discontinue any or all of these administrative services at any time.

Fees Associated with Fee-Based Financial Plans. You may have purchased this contract as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. The fee for this advice is covered in a separate agreement between you and the firm or professional, and is in addition to the fees and expenses that apply to this contract. You may elect to have the fee paid to your investment firm or professional from your
Contract Value by using AWS, if certain conditions apply.

Partial withdrawals to pay the fee may be taken automatically by enrolling in an AWS designated specifically for this purpose. Withdrawals are available in monthly, quarterly, semi-annual, or annual frequencies. You may enroll in this service by completing the appropriate election form that is available from your investment adviser. Additionally, you may authorize your investment adviser to set up or change your AWS program, or to take one-time withdrawals to pay for the advisory fee. Once you have elected this service, it will continue until you instruct us in writing to terminate it. Withdrawals under this AWS option will be noted on your quarterly statement as an advisory fee withdrawal. This service may not be available through all broker-dealers.

This service is not available if i4LIFE (Reg. TM) Advantage is in effect and will automatically terminate upon election of i4LIFE (Reg. TM) Advantage.

These withdrawals may decrease your guarantees under a Death Benefit or Living
Benefit Rider. Advisory fee withdrawals may also have tax consequences. For nonqualified contracts, partial withdrawals to pay the advisory fee will be treated as a distribution for federal tax purposes, and will be reported as income on Form 1099R. For qualified contracts, partial withdrawals to pay the advisory fee will not be reported as a distribution from the contract.

Asset Allocation Models

You may allocate your Purchase Payment among a group of Subaccounts within an asset allocation model. Each model invests different percentages of the
Contract Value in some or all of the Subaccounts currently available within your annuity contract. If you select an asset allocation model, 100% of your
Contract Value (and any additional Purchase Payments you make) will be allocated among certain Subaccounts in accordance with the model's asset allocation strategy. You may not make transfers among the Subaccounts. We will proportionately deduct any withdrawals you make from the Subaccounts in the asset allocation model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in the contract at any time.

This contract may be offered as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. It is sold through broker-dealers who may be registered as or affiliated with a registered investment adviser. Your registered representative may discuss asset allocation models with you to assist in deciding to allocate your Purchase Payments among the various Subaccounts and/or the fixed account. You should consult with your registered representative as to whether a model is appropriate for you.

Each of the asset allocation models seeks to meet its investment objective while avoiding excessive risk. The models also strive to achieve diversification among asset classes in order to help provide returns commensurate with a given level of risk over the long-term. There can be no assurance, however, that any of the asset allocation models will achieve its investment objective. If you are seeking a more aggressive strategy, these models may not be appropriate for you.

The asset allocation models are intended to provide a diversified investment portfolio by combining different asset classes to help it reach its stated
investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

In order to maintain the model's specified Subaccount allocation percentages, you agree to be automatically enrolled in the portfolio rebalancing option and you thereby authorize us to automatically rebalance your Contract Value on a quarterly basis based upon your allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement. We reserve the right to change the rebalancing frequency at any time, in our sole discretion, but will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

The models are static asset allocation models. This means that they have fixed allocations made up of underlying funds that are offered within your contract and the percentage allocations will not change over time. Once you have selected an asset allocation model, we will not make any changes to the fund allocations within the model except for the rebalancing described above. If you wish to change your fund allocations either to new funds or to a different model, you must submit new allocation instructions to us. You may terminate a model at any time. There is no charge from Lincoln for participating in a model.

The election of certain Living Benefit Riders may require that you allocate
Purchase Payments in accordance with Investment Requirements that may be satisfied by choosing an asset allocation model. Different requirements and/or restrictions may apply under the individual rider. See The Contracts -
Investment Requirements. To the extent you are using a model to satisfy your
Investment Requirements, the model is intended, in part, to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Living Benefit Riders.

                                                                              59

The models were designed and prepared by Lincoln Investment Advisors
Corporation (LIAC), which is an affiliate of ours, for use by Lincoln Financial
Distributors, Inc. (LFD), the principal underwriter of the contracts. LFD provides models to broker-dealers who may offer the models to their own clients. In making these models and Subaccounts available as investment options under your contract, LIAC, LFD and the Company are not providing you with investment advice, nor are they recommending to you any particular model or
Subaccount. You should consult with your registered representative to determine whether you should utilize or invest in any model or Subaccount, or whether it is suitable for you based upon your goals, risk tolerance and time horizon.

If a fund within a model closes to new investors, investors that have been invested before the fund closed may remain in the model. However the model would no longer be offered to new investors. If a fund within a model liquidates, we may transfer assets from that Subaccount to another Subaccount after providing notice to you. If this transfer occurs, and you own a Living
Benefit Rider and are subject to Investment Requirements, you may no longer comply with the Investment Requirements. See the Investment Requirements
section of this prospectus for more information. If a fund within a model merges with another fund, we will add the surviving fund to the model.

Death Benefit

The chart below provides a brief overview of how the Death Benefit proceeds will be distributed if death occurs prior to i4LIFE (Reg. TM) Advantage elections or prior to the Annuity Commencement Date. Refer to your contract for the specific provisions applicable upon death.

UPON DEATH OF:   AND...                               AND...                                DEATH BENEFIT PROCEEDS PASS TO:

Contractowner    There is a surviving joint owner     The Annuitant is living or deceased   Joint owner
Contractowner    There is no surviving joint owner    The Annuitant is living or deceased   Designated Beneficiary
Contractowner    There is no surviving joint owner    The Annuitant is living or deceased   Contractowner's estate
                 and the Beneficiary predeceases the
                 Contractowner
Annuitant        The Contractowner is living          There is no contingent Annuitant      The youngest Contractowner
                                                                                            becomes the contingent Annuitant
                                                                                            and the contract continues. The
                                                                                            Contractowner may waive* this
                                                                                            continuation and receive the Death
                                                                                            Benefit proceeds.
Annuitant        The Contractowner is living          The contingent Annuitant is living    Contingent Annuitant becomes the
                                                                                            Annuitant and the contract continues
Annuitant**      The Contractowner is a trust or      No contingent Annuitant allowed       Designated Beneficiary
                 other non-natural person             with non-natural Contractowner

* Notification from the Contractowner to receive the Death Benefit proceeds must be received within 75 days of the death of the Annuitant.

** Death of Annuitant is treated like death of the Contractowner.

If the Contractowner (or a joint owner) or Annuitant dies prior to the Annuity
Commencement Date, a Death Benefit may be payable. You can choose the Death
Benefit. Only one Death Benefit may be in effect at any one time and this Death
Benefit terminates if you elect i4LIFE (Reg. TM) Advantage or elect any other annuitization option. Generally, the more expensive the Death Benefit is, the greater the protection.

You should consider the following provisions carefully when designating the
Beneficiary, Annuitant, any contingent Annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the Death
Benefit or other amount paid upon a Contractowner's or Annuitant's death.

You may designate a Beneficiary during your lifetime and change the Beneficiary by filing a written request with our Home Office. Each change of Beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of Beneficiary.

Upon the death of the Contractowner, a Death Benefit will be paid to the
Beneficiary. Upon the death of a joint owner, the Death Benefit will be paid to the surviving joint owner. If the Contractowner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as death of the Contractowner.

If an Annuitant who is not the Contractowner or joint owner dies, then the contingent Annuitant, if named, becomes the Annuitant and no Death Benefit is payable on the death of the Annuitant. If no contingent Annuitant is named, the
Contractowner (or younger of joint owners) becomes the Annuitant.
Alternatively, a Death Benefit may be paid to the Contractowner (and joint owner, if applicable, in


equal shares). Notification of the election of this Death Benefit must be received by us within 75 days of the death of the Annuitant. The contract terminates when any Death Benefit is paid due to the death of the Annuitant.

If a Contractowner, joint owner or Annuitant was added or changed subsequent to the effective date of this contract (unless the change occurred because of the death of a prior Contractowner, joint owner or Annuitant), upon death, we will only pay the Contract Value as of the Valuation Date we approve the payment of the death claim.

If your Contract Value equals zero, no Death Benefit will be paid.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a Death Benefit equal to the Contract Value on the
Valuation Date the Death Benefit is approved by us for payment. No additional
Death Benefit is provided. Once you have selected this Death Benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract
Value Death Benefit.)

Guarantee of Principal Death Benefit. The Guarantee of Principal Death Benefit
is the default Death Benefit under this contact; this means that if you do not select a Death Benefit, the Guarantee of Principal Death Benefit will be automatically selected for you at contract issue. There is an additional charge for this Death Benefit. If the Guarantee of Principal Death Benefit is in
effect, the Death Benefit will be equal to the greater of:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
o the sum of all Gross Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under any version of
  Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln Market Select (Reg. TM)
  Advantage or Lincoln Max 6 SelectSM Advantage or the Maximum Annual
  Withdrawal amount under Lincoln Lifetime IncomeSM Advantage may reduce the sum of all Purchase Payments amount on a dollar for dollar basis. See Living
  Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk),
  Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6 SelectSM Advantage
  or Lincoln Lifetime IncomeSM Advantage).

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals (an Interest Adjustment for example) and premium taxes, if any. For contracts purchased prior to the time a state approved the above Guarantee of Principal Death Benefit calculation, the sum of all Purchase Payments is reduced by the sum of all withdrawals.

The Guarantee of Principal Death Benefit may be discontinued by completing the
Change of Death Benefit form and sending it to our Home Office. The benefit will be discontinued as of the Valuation Date we receive the request and the
Account Value Death Benefit will apply. We will begin deducting the charge for the Account Value Death Benefit as of that date. See Charges and Other
Deductions.

Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the EGMDB is in effect, the Death Benefit paid will be the greatest of:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
o the sum of all Gross Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under any version of
  Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln Market Select (Reg. TM)
  Advantage or Lincoln Max 6 SelectSM Advantage or the Maximum Annual
  Withdrawal amount under Lincoln Lifetime IncomeSM Advantage may reduce the sum of all Purchase Payments amount on a dollar for dollar basis. See Living
  Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk),
  Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6 SelectSM Advantage
  or Lincoln Lifetime IncomeSM Advantage); or
o the highest Contract Value on any contract anniversary (including the inception date) (determined before the allocation of any Gross Purchase
  Payments on that contract anniversary) prior to the 81st birthday of the deceased Contractowner, joint owner (if applicable), or Annuitant and prior to the death of the Contractowner, joint owner (if applicable) or Annuitant for whom a death claim is approved for payment. The highest Contract Value is increased by Gross Purchase Payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the Contract Value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The EGMDB is not available under contracts issued to a Contractowner, or joint owner or Annuitant, who is age 80 or older at the time of issuance.

There is an additional charge for this Death Benefit. You may discontinue the
EGMDB at any time by completing the Change of Death Benefit form and sending it to our Home Office. The benefit will be discontinued as of the Valuation Date we receive the request, and the Guarantee of Principal Death Benefit or the
Account Value Death Benefit will apply. We will begin deducting the applicable charge for the new Death Benefit as of that date. See Charges and Other
Deductions.

                                                                              61

General Death Benefit Information

Only one of these Death Benefits may be in effect at any one time. Your Death
Benefit terminates on and after your Annuity Commencement Date. i4LIFE (Reg.
TM) Advantage only provides Death Benefit options during the Access Period.
There are no Death Benefits during the Lifetime Income Period. Please see the
i4LIFE (Reg. TM) Advantage - i4LIFE (Reg. TM) Advantage Death Benefit section of this prospectus for more information.

If there are joint owners, upon the death of the first Contractowner, we will pay a Death Benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent
Beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole Contractowner. Upon the death of the spouse who continues the contract, we will pay a Death Benefit to the designated Beneficiary(s).

If the Beneficiary is the spouse of the Contractowner, then the spouse may elect to continue the contract as the new Contractowner. Same-sex spouses should carefully consider whether to purchase annuity products that provide benefits based upon status as a spouse, and whether to exercise any spousal rights under the contract. In 2013, the U.S. Supreme Court held that same-sex spouses who are married under state law are treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Should the surviving spouse elect to continue the contract, a portion of the
Death Benefit may be credited to the contract. Any portion of the Death Benefit that would have been payable (if the contract had not been continued) that exceeds the current Contract Value on the Valuation Date we approve the claim will be added to the Contract Value. If the contract is continued in this way, the Death Benefit in effect at the time the Beneficiary elected to continue the contract will remain as the Death Benefit.

The value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in Good Order. To be in Good Order, we require all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will take place on the death of a Beneficiary:
o if any Beneficiary dies before the Contractowner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or
o if no Beneficiary survives the Contractowner, the proceeds will be paid to the Contractowner's estate.

If the Beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the Contractowner has already selected a settlement option, the
Beneficiary may choose the method of payment of the Death Benefit. The Death
Benefit payable to the Beneficiary or joint owner must be distributed within five years of the Contractowner's date of death unless the Beneficiary begins receiving within one year of the Contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary's life expectancy.

Upon the death of the Annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the Death Benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the
Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be "escheated". This means that the Death
Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit
(without interest) if your Beneficiary steps forward to claim it with the proper documentation.


To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your
Beneficiary designations by submitting a Beneficiary change form to our Home
Office.

Investment Requirements

If you purchase a Living Benefit Rider (except i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to Investment
Requirements. This requirement means you will be limited in your choice of
Subaccount investments and in how much you can invest in certain Subaccounts.
This also means you will not be able to allocate Contract Value to all of the
Subaccounts that are available to Contractowners who have not elected a Living
Benefit Rider.

If you elect a Living Benefit Rider, Investment Requirements apply whether you purchase the rider at contract issue or add it to an existing contract. The
Living Benefit Rider you purchase and the date of purchase will determine which
Investment Requirements Option will apply to your contract. See Option 1,
Option 2, and Option 3 below. Currently, if you purchase i4LIFE (Reg. TM)
without Guaranteed Income Benefit, you will not be subject to any Investment
Requirements, although we reserve the right to impose Investment Requirements for this rider in the future. If we do exercise our right to do so, you will have to reallocate your Contract Value subject to such requirements.

Certain of the underlying funds that are included in the Investment
Requirements, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds' overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns.

These funds are included under Investment Requirements (particularly in the
Investment Requirements for the Managed Risk riders) in part because the reduction in volatility helps us, to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living
Benefit Rider. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. You should consult your registered representative to determine whether these funds align with your investment objectives. For more information about the funds and the investment strategies they employ, please refer to the funds' current prospectuses. Fund prospectuses are available by contacting us.

Under each option, we have divided the Subaccounts of your contract into groups and have specified the minimum or maximum percentages of Contract Value that must be in each group at the time you purchase the rider (or when the rider
Investment Requirements are enforced, if later). In addition, depending on when you purchased your contract, you may allocate your Contract Value and Purchase
Payments in accordance with certain asset allocation models, as noted below. If you terminate an asset allocation model, you must follow the Investment
Requirements applicable to your rider. Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment
Requirements are consistent with your investment objectives.

The chart below is provided to help you determine which option of Investment
Requirements, if any, applies to the Living Benefit Rider you purchase. If you do not elect a Living Benefit Rider, the Investment Requirements will not apply to your contract. Different Investment Requirements may apply if you terminate one rider and elect another rider.

                                                                                              YOU WILL BE SUBJECT TO
IF YOU ELECT...                                               AND THE DATE OF ELECTION IS...  INVESTMENT REQUIREMENTS

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed              On or after April 2, 2012       Option 3 for Managed Risk
Risk)                                                                                         riders
4LATER (Reg. TM) Advantage (Managed Risk)                     On or after July 16, 2012       Option 3 for Managed Risk
                                                                                              riders
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit          On or after May 21, 2012        Option 3 for Managed Risk
(Managed Risk)                                                                                riders
Lincoln Max 6 SelectSM Advantage                              On or after May 22, 2017        Option 3
4LATER (Reg. TM) Select Advantage                             On or after January 9, 2017     Option 3
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit   On or after August 29, 2016     Option 3
Lincoln Market Select (Reg. TM) Advantage                     On or after October 5, 2015     Option 3
Lincoln Long-Term CareSM Advantage                            On or after April 11, 2011      Option 3
Lincoln Lifetime IncomeSM Advantage 2.0                       On or after November 15, 2010   Option 3

                                                                              63

                                                                                                          YOU WILL BE SUBJECT TO
IF YOU ELECT...                                              AND THE DATE OF ELECTION IS...               INVESTMENT REQUIREMENTS

Lincoln Lifetime IncomeSM Advantage                          February 19, 2008 through January 19, 2009   Option 2
                                                             On or after January 20, 2009                 Option 3
Lincoln SmartSecurity (Reg. TM) Advantage                    Prior to April 10, 2006                      N/A
                                                             April 10, 2006 through January 19, 2009      Option 1
                                                             On or after January 20, 2009                 Option 3
4LATER (Reg. TM) Advantage                                   April 10, 2006 through January 19, 2009      Option 1
                                                             On or after January 20, 2009                 Option 3
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (v.1)   Prior to April 10, 2006                      N/A
                                                             On or after April 10, 2006                   Option 1
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (v.2)   April 10, 2006 through January 19, 2009      Option 1
                                                             On or after January 20, 2009                 Option 3
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (v.3)   October 6, 2008 through January 19, 2009     Option 2
                                                             On or after January 20, 2009                 Option 3
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (v.4)   On or after November 15, 2010                Option 3

Investment Requirements - Option 1

No more than 35% of your Contract Value (includes Account Value if i4LIFE (Reg.
TM) Advantage is in effect) can be invested in the following Subaccounts
("Limited Subaccounts") (Note: not all Subaccounts are available with all contracts):

     o   AB VPS Global Thematic Growth Portfolio
     o   AB VPS Small/Mid Cap Value Portfolio
     o   American Funds Global Growth Fund
     o   American Funds Global Small Capitalization Fund
     o   American Funds International Fund
     o   Delaware VIP (Reg. TM) Emerging Markets Series
     o   Delaware VIP (Reg. TM) High Yield Series
     o   Delaware VIP (Reg. TM) REIT Series
     o   Delaware VIP (Reg. TM) Small Cap Value Series
     o   Delaware VIP (Reg. TM) Smid Cap Core Series
     o   Fidelity (Reg. TM) VIP Mid-Cap Portfolio
     o   Franklin Income VIP Fund
     o   Franklin Mutual Shares VIP Fund
     o   Invesco V.I. International Growth Fund
     o   JPMorgan Insurance Trust Global Allocation Portfolio
     o   LVIP Baron Growth Opportunities Fund
     o   LVIP Blended Mid Cap Managed Volatility Fund
     o   LVIP Clarion Global Real Estate Fund
     o   LVIP Delaware Special Opportunities Fund
 o   LVIP Dimensional International Equity Managed Volatility Fund

 o   LVIP Franklin Templeton Global Equity Managed Volatility Fund
     o   LVIP JPMorgan High Yield Fund
 o   LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
     o   LVIP Managed Risk Profile 2040 Fund
     o   LVIP MFS International Growth Fund
     o   LVIP Mondrian International Value Fund
     o   LVIP Multi-Manager Global Equity Managed Volatility Fund
     o   LVIP SSGA Developed International 150 Fund
     o   LVIP SSGA Emerging Markets 100 Fund
     o   LVIP SSGA International Index Fund
     o   LVIP SSGA Small-Cap Index Fund
     o   LVIP SSGA Small-Mid Cap 200 Fund
     o   LVIP T. Rowe Price Structured Mid-Cap Growth Fund
     o   LVIP Vanguard International Equity ETF Fund
     o   LVIP Wellington Mid-Cap Value Fund
     o   MFS (Reg. TM) VIT Growth Series
     o   MFS (Reg. TM) VIT Utilities Series

All other Subaccounts will be referred to as "Non-Limited Subaccounts" except
ClearBridge Variable Mid Cap Portfolio, Deutsche Alternative Asset Allocation
VIP Portfolio, LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund,
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund, and PIMCO VIT
Commodity Real Return (Reg. TM) Strategy Portfolio which are not available. The
Lincoln SSGA Aggressive Index Model, the Lincoln SSGA Structured Aggressive
Model and the Franklin Templeton Founding Investment Strategy are also unavailable for investment.

You can select the percentages of Contract Value, if any, allocated to the
Limited Subaccounts, but the cumulative total investment in all the Limited
Subaccounts cannot exceed 35% of the total Contract Value. On each quarterly anniversary of the effective date of any of these benefits, if the Contract
Value in the Limited Subaccounts exceeds 35%, Lincoln will rebalance your
Contract Value so that the Contract Value in the Limited Subaccounts is 30%. If
you are enrolled in portfolio rebalancing, the cumulative total investment in all the Limited Subaccounts cannot exceed 35% of total Contract Value. If your current portfolio rebalancing does not adhere to this requirement, your portfolio rebalancing program will be terminated.


If rebalancing is required, the Contract Value in excess of 30% will be removed from the Limited Subaccounts on a pro rata basis and invested in the remaining
Non-Limited Subaccounts on a pro rata basis according to the Contract Value percentages in the Non-Limited Subaccounts at the time of the reallocation. If there is no Contract Value in the Non-Limited Subaccounts at that time, all
Contract Value removed from the Limited Subaccounts will be placed in the
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series Subaccount. We
reserve the right to designate a different investment option other than the
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series as the default investment option should there be no Contract Value in the Non-Limited
Subaccounts. We will provide you with notice of such change. Confirmation of the rebalancing will appear on your quarterly statement.

We may move Subaccounts on or off the Limited or Non-Limited Subaccount list, exclude Subaccounts and asset allocation models from being available for investment, change the number of Limited Subaccount groups, change the percentages of Contract Value allowed in the Limited or Non-Limited Subaccounts or change the frequency of the Contract Value rebalancing, at any time, in our sole discretion. We will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the
Subaccount investments.

At the time you receive notice of a change or when you are notified that we will begin enforcing the Investment Requirements, you may:

1. submit your own reallocation instructions for the Contract Value in excess of 35% in the Limited Subaccounts; or

2. take no action and be subject to the quarterly rebalancing as described above; or

3. terminate the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment
  Requirements.

Investment Requirements - Option 2

You can select the percentages of Contract Value (includes Account Value if
i4LIFE (Reg. TM) Advantage is in effect) to allocate to individual Subaccounts within each group, but the total investment for all Subaccounts in a group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, proportionately, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of
Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement. We reserve the right to change the rebalancing frequency, at any time, in our sole discretion.
We will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency. If we rebalance
Contract Value from the Subaccounts and your allocation instructions do not comply with the Investment Requirements, then the portion of the rebalanced
Contract Value that does not meet the Investment Requirements will be allocated to the Delaware VIP (Reg. TM) Limited-Term Diversified Income Series as the
default investment option (or any other Subaccount that we may designate for that purpose). These investments will become your allocation instructions until you tell us otherwise.

We may change the list of Subaccounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group or change the investment options that are or are not available to you, at any time, in our sole discretion. We will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the Subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1. submit your own reallocation instructions for the Contract Value, before the effective date specified in the notice, so that the Investment Requirements are satisfied;

2. if you take no action, such changes will apply only to additional Purchase
  Payments or to future transfers of contract value. You will not be required to change allocations to existing Subaccounts, but you will not be allowed to add money, by either an additional Purchase Payment or a contract transfer, in excess of the new percentage applicable to a Subaccount or
  Subaccount group. This does not apply to Subaccounts added to Investment
  Requirements on or after June 30, 2009. For Subaccounts added to Investment
  Requirements on or after June 30, 2009, you may be subject to rebalancing as described above. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise; or

3. terminate the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to the new terms of the
  Investment Requirements.

                                                                              65

At this time, the Subaccount groups are as follows:

Group 1                                                   Group 2
Investments must be at least 25% of Contract              Investments cannot exceed 75% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- -----------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         All other Subaccounts except those in Group 3
 Delaware VIP (Reg. TM) High Yield Series                 and as discussed below.
 Delaware VIP (Reg. TM) Limited-Term Diversified Income
  Series
 JPMorgan Insurance Trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund
 Templeton Global Bond VIP Fund

Group 1                                                   Group 3
Investments must be at least 25% of Contract              Investments cannot exceed 10% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- ------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         Delaware VIP (Reg. TM) REIT Series
 Delaware VIP (Reg. TM) High Yield Series                 Deutsche Alternative Asset Allocation VIP
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   Portfolio
  Series                                                  LVIP SSGA Emerging Markets 100 Fund
 JPMorgan Insurance Trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund
 Templeton Global Bond VIP Fund

The ClearBridge Variable Mid Cap Portfolio, LVIP BlackRock Global Growth ETF
Allocation Managed Risk Fund, LVIP BlackRock U.S. Growth ETF Allocation Managed
Risk Fund, and PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio are
not available. The fixed account is only available for dollar cost averaging.

To satisfy these Investment Requirements, you may allocate 100% of your
Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the
Subaccounts on the following list, as applicable to your contract. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account
Value to or among these Subaccounts, then these Subaccounts will be considered as part of Group 1 or 2 above, as applicable, and you will be subject to the
Group 1 or 2 restrictions. In addition, you can allocate 100% of your Contract
Value to the Franklin Templeton Founding Investment Strategy (Franklin Income
VIP Fund 34%, LVIP Franklin Templeton Global Equity Managed Volatility Fund 33%
and Franklin Mutual Shares VIP Fund 33%).

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) High Yield Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  Franklin Income VIP Fund
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund
o  LVIP Franklin Templeton Multi-Asset Opportunities Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund
o  LVIP Global Moderate Allocation Managed Risk Fund

o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP Managed Risk Profile 2010 Fund
o  LVIP Managed Risk Profile 2020 Fund
o  LVIP Managed Risk Profile 2030 Fund
o  LVIP Managed Risk Profile 2040 Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP SSGA Moderately Aggressive Index Allocation Fund
o  LVIP SSGA Moderately Aggressive Structured Allocation Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth
o  Templeton Global Bond VIP Fund

To satisfy these Investment Requirements, Contract Value can be allocated in accordance with certain asset allocation models, made available to you by your broker dealer. 100% of the Contract Value can be allocated to one of the following models: Lincoln SSGA Structured Conservative Model, Lincoln SSGA
Structured Moderate Model, Lincoln SSGA Structured Moderately Aggressive Model,
Lincoln SSGA Structured Moderately Aggressive Equity Model, Lincoln SSGA
Conservative Index Model, Lincoln SSGA Moderate Index Model, Lincoln SSGA
Moderately Aggressive Index Model and Lincoln SSGA Moderately Aggressive Equity
Index Model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in your


contract that meets the Investment Requirements or reallocate Contract Value among Group 1, Group 2 or Group 3 Subaccounts as described above. If you terminate an asset allocation model, you must follow the Investment
Requirements applicable to your rider.

If you purchased the Lincoln Lifetime IncomeSM Advantage Plus rider, your only investment options until the seventh Benefit Year anniversary are to allocate
100% of your Contract Value to: the LVIP Global Moderate Allocation Managed
Risk Fund, the LVIP Global Conservative Allocation Managed Risk Fund, the LVIP
SSGA Conservative Structured Allocation Fund, the LVIP SSGA Conservative Index
Allocation Fund (each a fund of funds) or the Franklin Income VIP Fund or to one of the following models: Lincoln SSGA Conservative Index Model, Lincoln
SSGA Moderate Index Model, Lincoln SSGA Structured Conservative Model, and
Lincoln SSGA Structured Moderate Model. After the seventh Benefit Year anniversary, if your rider continues, you may invest in other Subaccounts in your contract, subject to Investment Requirements applicable to your purchase date of Lincoln Lifetime IncomeSM Advantage.

Investment Requirements - Option 3

If you elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) or 4LATER (Reg.
TM) Advantage (Managed Risk), you must allocate your Contract Value in accordance with the Investment Requirements for Managed Risk Riders section below.

If you elect any other Living Benefit Rider, you must allocate your Contract
Value in accordance with the Investment Requirements for other Living Benefit
Riders sections below, according to which rider you purchased and the date of purchase. For all Living Benefit Riders, you can select the percentages of
Contract Value (or Account Value if i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit is in effect) to allocate to individual Subaccounts within each group, but the total investment for all Subaccounts within the group must comply with the specified minimum or maximum percentages for that group.

You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, proportionately, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of
Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement. If we rebalance
Contract Value from the Subaccounts and your allocation instructions do not comply with the Investment Requirements, then the portion of the rebalanced
Contract Value that does not meet the Investment Requirements will be allocated to the Delaware VIP (Reg. TM) Limited-Term Diversified Income Series as the
default investment option or any other Subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the list of Subaccounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, change the investment options that are or are not available to you, or change the rebalancing frequency at any time in our sole discretion. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the Subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1. submit your own reallocation instructions for the Contract Value, before the effective date specified in the notice, so that the Investment Requirements are satisfied;

2. take no action and be subject to the quarterly rebalancing as described above. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise;
  or

3. terminate the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment
  Requirements.

Option 3 - Investment Requirements for Managed Risk Riders for all contracts purchased on and after May 22, 2017. If you elect Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) or i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) you must currently allocate 100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among one or more of the following
Subaccounts only.

o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund

o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

                                                                              67

o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund (not available for riders purchased on or after May
   22, 2017)
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP PIMCO Low Duration Bond Fund

o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund

Option 3 - Investment Requirements for Managed Risk Riders for all contracts purchased prior to May 22, 2017. If you elect Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk), i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) or 4LATER (Reg. TM) Advantage (Managed Risk), you must currently allocate your Contract Value among one or more of the following
Subaccounts only. Not all funds may be available, refer to the "Description of the Funds" section of this prospectus for more information.

Group 1                                                   Group 2
Investments must be at least 20% (30% for                 Investments cannot exceed 80% (70% for rid-
riders elected prior to January 20, 2015) of              ers elected prior to January 20, 2015) of Con-
Contract Value or Account Value                           tract Value or Account Value
--------------------------------------------------------- -------------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         LVIP American Century Select Mid Cap Managed
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   Volatility Fund
  Series                                                  LVIP BlackRock Dividend Value Managed
 JPMorgan Insurance trust Core Bond Portfolio             Volatility Fund
 LVIP BlackRock Inflation Protected Bond Fund             LVIP BlackRock Global Allocation V.I. Managed
 LVIP Delaware Bond Fund                                  Risk Fund
 LVIP Delaware Diversified Floating Rate Fund             LVIP BlackRock Global Growth ETF Allocation
 LVIP Dimensional/Vanguard Total Bond Fund                Managed Risk Fund
 LVIP Global Income Fund (not available for riders        LVIP BlackRock U.S. Growth ETF Allocation
  purchased on or after May 22, 2017)                     Managed Risk Fund
 LVIP PIMCO Low Duration Bond Fund                        LVIP Blended Core Equity Managed Volatility
 LVIP SSGA Bond Index Fund                                Fund
 LVIP Western Asset Core Bond Fund                        LVIP Blended Large Cap Growth Managed
                                                          Volatility Fund
                                                          LVIP Blended Mid Cap Managed Volatility Fund
                                                          LVIP ClearBridge Large Cap Managed Volatility
                                                          Fund
                                                          LVIP Dimensional International Equity Managed
                                                          Volatility Fund
                                                          LVIP Dimensional U.S. Equity Managed Volatility
                                                          Fund
                                                          LVIP Franklin Templeton Global Equity Managed
                                                          Volatility Fund
                                                          LVIP Franklin Templeton Value Managed Volatility
                                                          Fund
                                                          LVIP Global Conservative Allocation Managed
                                                          Risk Fund
                                                          LVIP Global Growth Allocation Managed Risk
                                                          Fund
                                                          LVIP Global Moderate Allocation Managed Risk
                                                          Fund
                                                          LVIP Invesco Diversified Equity-Income Managed
                                                          Volatility Fund
                                                          LVIP Invesco Select Equity Managed Volatility
                                                          Fund
                                                          LVIP JPMorgan Select Mid Cap Value Managed
                                                          Volatility Fund
                                                          LVIP MFS International Equity Managed Volatility
                                                          Fund
                                                          LVIP Multi-Manager Global Equity Managed
                                                          Volatility Fund
                                                          LVIP Select Core Equity Managed Volatility Fund
                                                          LVIP SSGA Global Tactical Allocation Managed
                                                          Volatility Fund
                                                          LVIP SSGA International Managed Volatility Fund
                                                          LVIP SSGA Large Cap Managed Volatility Fund
                                                          LVIP SSGA SMID Cap Managed Volatility Fund
                                                          LVIP U.S. Growth Allocation Managed Risk Fund

Group 1
Investments must be at least 20% (30% for                 Group 3
riders elected prior to January 20, 2015) of              Investments cannot exceed 10% of Contract
Contract Value or Account Value                           Value or Account Value
--------------------------------------------------------- ------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         No subaccounts at this time.
 Delaware VIP (Reg. TM) Limited-Term Diversified Income
  Series
 JPMorgan Insurance trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund (not available for riders
  purchased on or after May 22, 2017)
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund

The fixed account is only available for dollar cost averaging.


As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund (not available for riders purchased on or after May
   22, 2017)
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund

                                                                              69

Option 3 - Investment Requirements for other Living Benefit Riders purchased on or after August 29, 2016 (October 3, 2016 for existing Contractowners). If you elect Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6 SelectSM
Advantage, 4LATER (Reg. TM) Select Advantage, Lincoln Long-Term CareSM
Advantage or i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit you
must currently allocate your Contract Value among one or more of the following
Subaccounts. Not all funds may be available in your contract, refer to the
"Description of the Funds" section of this prospectus for more information.

                                                                           Group 2
                                                                           Investments cannot exceed 70% of Contract Value or
                                                                           Account Value. If you
Group 1                                                                    elect Lincoln Max 6 SelectSM Advantage, investments
Investments must be at least 30% of Contract Value or Account Value. If    cannot exceed 80%
you elect Lincoln Max 6 SelectSM Advantage, investments must be at least   of Contract Value.
20% of Contract Value.                                                                         ---------------------------------
-------------------------------------------------------------------------- --------------------

 Delaware VIP (Reg. TM) Diversified Income Series                          AB VPS Small/Mid Cap Value Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income Series             ALPS/Stadion Core ETF Portfolio
 JPMorgan Insurance Trust Core Bond Portfolio                              American Century VP Balanced Fund
 LVIP BlackRock Inflation Protected Bond Fund                              American Century VP Large Company Value Fund
 LVIP Delaware Bond Fund                                                   American Funds Global Growth Fund
 LVIP Delaware Diversified Floating Rate Fund                              American Funds Growth Fund
 LVIP Dimensional/Vanguard Total Bond Fund                                 American Funds Growth-Income Fund
 LVIP PIMCO Low Duration Bond Fund                                         American Funds International Fund
 LVIP SSGA Bond Index Fund                                                 BlackRock Global Allocation V.I. Fund
 LVIP Western Asset Core Bond Fund                                         ClearBridge Variable Large Cap Growth Portfolio
                                                                           Delaware VIP (Reg. TM) Small Cap Value Series
                                                                           Delaware VIP (Reg. TM) U.S. Growth Series
                                                                           Delaware VIP (Reg. TM) Value Series
                                                                           Fidelity (Reg. TM) VIP Contrafund (Reg. TM)
                                                                           Portfolio
                                                                           Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50%
                                                                           Portfolio
                                                                           Fidelity (Reg. TM) VIP Mid Cap Portfolio
                                                                           First Trust/Dow Jones Dividend & Income Allocation
                                                                           Portfolio
                                                                           Franklin Income VIP Fund
                                                                           Franklin Mutual Shares VIP Fund
                                                                           Invesco V.I. Equally-Weighted S&P 500 Fund
                                                                           Invesco V.I. International Growth Fund
                                                                           JPMorgan Insurance Trust Global Allocation Portfolio
                                                                           LVIP American Global Growth Fund
                                                                           LVIP American Growth Fund
                                                                           LVIP American Growth-Income Fund
                                                                           LVIP American International Fund
                                                                           LVIP Baron Growth Opportunities Fund
                                                                           LVIP BlackRock Global Allocation V.I. Managed Risk
                                                                           Fund
                                                                           LVIP BlackRock Global Growth ETF Allocation Managed
                                                                           Risk Fund
                                                                           LVIP BlackRock Scientific Allocation Fund
                                                                           LVIP BlackRock U.S. Growth ETF Allocation Managed
                                                                           Risk Fund
                                                                           LVIP Delaware Social Awareness Fund
                                                                           LVIP Delaware Special Opportunities Fund
                                                                           LVIP Delaware Wealth Builder Fund
                                                                           LVIP Dimensional International Core Equity Fund
                                                                           LVIP Dimensional U.S. Core Equity 1 Fund
                                                                           LVIP Dimensional U.S. Core Equity 2 Fund
                                                                           LVIP Franklin Templeton Multi-Asset Opportunities
                                                                           Fund
                                                                           LVIP Global Conservative Allocation Managed Risk
                                                                           Fund
                                                                           LVIP Global Growth Allocation Managed Risk Fund
                                                                           LVIP Global Moderate Allocation Managed Risk Fund
                                                                           LVIP Goldman Sachs Income Building Fund
                                                                           LVIP Government Money Market Fund
                                                                           LVIP JPMorgan High Yield Fund
                                                                           LVIP JPMorgan Retirement Income Fund
                                                                           LVIP MFS International Growth Fund
                                                                           LVIP MFS Value Fund
                                                                           LVIP Mondrian International Value Fund
                                                                           LVIP SSGA Conservative Index Allocation Fund
                                                                           LVIP SSGA Conservative Structured Allocation Fund
                                                                           LVIP SSGA Developed International 150 Fund
                                                                           LVIP SSGA Global Tactical Allocation Managed
                                                                           Volatility Fund
                                                                           LVIP SSGA International Index Fund
                                                                           LVIP SSGA Large Cap 100 Fund
                                                                           LVIP SSGA Mid-Cap Index Fund
                                                                           LVIP SSGA Moderate Index Allocation Fund
                                                                           LVIP SSGA Moderate Structured Allocation Fund
                                                                           LVIP SSGA Moderately Aggressive Index Allocation
                                                                           Fund
                                                                           LVIP SSGA Moderately Aggressive Structured
                                                                           Allocation Fund
                                                                           LVIP SSGA S&P 500 Index Fund
                                                                           LVIP SSGA Small-Cap Index Fund
                                                                           LVIP SSGA Small-Mid Cap 200 Fund

                                                                           LVIP T. Rowe Price Structured Mid-Cap Growth Fund
                                                                           LVIP U.S. Growth Allocation Managed Risk Fund
                                                                           LVIP Vanguard Domestic Equity ETF Fund
                                                                           LVIP Vanguard International Equity ETF Fund
                                                                           LVIP Wellington Mid-Cap Value Fund
                                                                           MFS (Reg. TM) VIT Growth Series
                                                                           MFS (Reg. TM) VIT Total Return Series
                                                                           Putnam VT George Putnam Balanced Fund
                                                                           QS Variable Conservative Growth


As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

o  LVIP Franklin Templeton Multi-Asset Opportunities Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth

The fixed account is only available for dollar cost averaging.

                                                                              71

Option 3 - Investment Requirements for other Living Benefit Riders purchased on or after October 5, 2015 and prior to August 29, 2016 (October 3, 2016 for existing Contractowners). For i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (version 4) and Lincoln Long-Term CareSM Advantage riders purchased on or after October 5, 2015 and prior to August 29, 2016 (October 3, 2016 for existing Contractowners), you must currently allocate your Contract Value among one or more of the following Subaccounts only:

Group 1                                                   Group 2
Investments must be at least 30% of Contract              Investments cannot exceed 70% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- ------------------------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         AB VPS Small/Mid Cap Value Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   ALPS/Stadion Core ETF Portfolio
  Series                                                  American Century VP Balanced Fund
 JPMorgan Insurance Trust Core Bond Portfolio             American Century VP Large Company Value Fund
 LVIP BlackRock Inflation Protected Bond Fund             American Funds Global Growth Fund
 LVIP Delaware Bond Fund                                  American Funds Growth Fund
 LVIP Delaware Diversified Floating Rate Fund             American Funds Growth-Income Fund
 LVIP Dimensional/Vanguard Total Bond Fund                American Funds International Fund
 LVIP Global Income Fund                                  BlackRock Global Allocation V.I. Fund
 LVIP PIMCO Low Duration Bond Fund                        ClearBridge Variable Large Cap Growth Portfolio
 LVIP SSGA Bond Index Fund                                Delaware VIP (Reg. TM) Small Cap Value Series
 LVIP Western Asset Core Bond Fund                        Delaware VIP (Reg. TM) U.S. Growth Series
                                                          Delaware VIP (Reg. TM) Value Series
                                                          Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
                                                          Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
                                                          Fidelity (Reg. TM) VIP Mid Cap Portfolio
                                                          First Trust/Dow Jones Dividend & Income
                                                          Allocation Portfolio
                                                          Franklin Income VIP Fund
                                                          Franklin Mutual Shares VIP Fund
                                                          Invesco V.I. Equally-Weighted S&P 500 Fund
                                                          Invesco V.I. International Growth Fund
                                                          JP Morgan Insurance Trust Global Allocation
                                                          Portfolio
                                                          LVIP American Global Growth Fund
                                                          LVIP American Growth Fund
                                                          LVIP American Growth-Income Fund
                                                          LVIP American International Fund
                                                          LVIP Baron Growth Opportunities Fund
                                                          LVIP BlackRock Scientific Allocation Fund
                                                          LVIP Delaware Social Awareness Fund
                                                          LVIP Delaware Special Opportunities Fund
                                                          LVIP Delaware Wealth Builder Fund
                                                          LVIP Dimensional International Core Equity Fund
                                                          LVIP Dimensional U.S. Core Equity 1 Fund
                                                          LVIP Dimensional U.S. Core Equity 2 Fund
                                                          LVIP Franklin Templeton Multi-Asset
                                                          Opportunities Fund
                                                          LVIP Goldman Sachs Income Builder Fund
                                                          LVIP Government Money Market Fund
                                                          LVIP JPMorgan High Yield Fund
                                                          LVIP JPMorgan Retirement Income Fund
                                                          LVIP MFS International Growth Fund
                                                          LVIP MFS Value Fund
                                                          LVIP Mondrian International Value Fund
                                                          LVIP SSGA Conservative Index Allocation Fund
                                                          LVIP SSGA Conservative Structured Allocation
                                                          Fund
                                                          LVIP SSGA Developed International 150 Fund
                                                          LVIP SSGA International Index Fund
                                                          LVIP SSGA Large Cap 100 Fund
                                                          LVIP SSGA Mid-Cap Index Fund
                                                          LVIP SSGA Moderate Index Allocation Fund
                                                          LVIP SSGA Moderate Structured Allocation Fund
                                                          LVIP SSGA Moderately Aggressive Index
                                                          Allocation Fund
                                                          LVIP SSGA Moderately Aggressive Structured
                                                          Allocation Fund
                                                          LVIP SSGA S&P 500 Index Fund
                                                          LVIP SSGA Small-Cap Index Fund
                                                          LVIP SSGA Small-Mid Cap 200 Fund
                                                          LVIP T. Rowe Price Structured Mid-Cap Growth
                                                          Fund
                                                          LVIP Vanguard Domestic Equity ETF Fund

Group 1                                                   Group 3
Investments must be at least 30% of Contract              Investments cannot exceed 10% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- ------------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         AB VPS Global Thematic Growth Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   American Funds Global Small Capitalization Fund
  Series                                                  Delaware VIP (Reg. TM) Emerging Markets Series
 JPMorgan Insurance Trust Core Bond Portfolio             Delaware VIP (Reg. TM) REIT Series
 LVIP BlackRock Inflation Protected Bond Fund             Delaware VIP (Reg. TM) Smid Cap Core Series
 LVIP Delaware Bond Fund                                  Deutsche Alternative Asset Allocation VIP
 LVIP Delaware Diversified Floating Rate Fund             Portfolio
 LVIP Dimensional/Vanguard Total Bond Fund                LVIP American Global Small Capitalization Fund
 LVIP Global Income Fund                                  LVIP Clarion Global Real Estate Fund
 LVIP PIMCO Low Duration Bond Fund                        LVIP SSGA Emerging Markets 100 Fund
 LVIP SSGA Bond Index Fund                                MFS (Reg. TM) VIT Utilities Series
 LVIP Western Asset Core Bond Fund

    LVIP Vanguard International Equity ETF Fund
    LVIP Wellington Mid-Cap Value Fund
    MFS (Reg. TM) VIT Growth Series
    MFS (Reg. TM) VIT Total Return Series
    Putnam VT George Putnam Balanced Fund
    QS Variable Conservative Growth


The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund
o  LVIP Franklin Templeton Multi-Asset Opportunities Fund

o  LVIP Global Income Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP SSGA Moderately Aggressive Index Allocation Fund
o  LVIP SSGA Moderately Aggressive Structured Allocation Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth

Option 3 - Investment Requirements for other Living Benefit Riders purchased prior to October 5, 2015. If you elected a Living Benefit Rider other than
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (Managed Risk) or 4LATER (Reg. TM)
Advantage (Managed Risk), prior to October 5, 2015, you must currently allocate your Contract Value among one or more of the following Subaccounts only:

Group 1                                                   Group 2
Investments must be at least 30% of Contract              Investments cannot exceed 70% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- -----------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         All other Subaccounts except those in Group 3
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   and as described below.
  Series
 JPMorgan Insurance Trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund
 Templeton Global Bond VIP Fund

Group 1                                                   Group 3
Investments must be at least 30% of Contract              Investments cannot exceed 10% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- -----------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         AB VPS Global Thematic Growth Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   Delaware VIP (Reg. TM) Emerging Markets Series
  Series                                                  Delaware VIP (Reg. TM) REIT Series
 JPMorgan Insurance Trust Core Bond Portfolio             Deutsche Alternative Asset Allocation VIP
 LVIP BlackRock Inflation Protected Bond Fund             Portfolio
 LVIP Delaware Bond Fund                                  LVIP Clarion Global Real Estate Fund
 LVIP Delaware Diversified Floating Rate Fund             LVIP SSGA Emerging Markets 100 Fund
 LVIP Dimensional/Vanguard Total Bond Fund                MFS (Reg. TM) VIT Utilities Series
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund
 Templeton Global Bond VIP Fund

The ClearBridge Variable Mid Cap Portfolio, Franklin Templeton Founding
Investment Strategy, LVIP BlackRock Global Growth ETF Allocation Managed Risk
Fund, LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund, PIMCO VIT
CommodityRealReturn (Reg. TM) Strategy Portfolio, and Templeton Global Bond VIP
Fund are not available. The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund

o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio

                                                                              73

o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  Franklin Income VIP Fund
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund
o  LVIP Franklin Templeton Multi-Asset Opportunities Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP Managed Risk Profile 2010 Fund

o  LVIP Managed Risk Profile 2020 Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP SSGA Moderately Aggressive Index Allocation Fund
o  LVIP SSGA Moderately Aggressive Structured Allocation Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth
o  Templeton Global Bond VIP Fund

To satisfy these Investment Requirements, Contract Value may be allocated in accordance with certain asset allocation models (depending on when you purchased your contract) made available to you by your broker-dealer. If so, currently 100% of the Contract Value can be allocated to one of the following models: Lincoln SSGA Structured Conservative Model, Lincoln SSGA Structured
Moderate Model, Lincoln SSGA Structured Moderately Aggressive Model, Lincoln
SSGA Conservative Index Model, Lincoln SSGA Moderate Index Model and Lincoln
SSGA Moderately Aggressive Index Model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in your contract that meets the Investment
Requirements or reallocate Contract Value among Group 1, Group 2 or Group 3
Subaccounts as described above. These models are not available for contracts issued on or after November 15, 2010. If you terminate an asset allocation model, you must follow the Investment Requirements applicable to your rider.

If you purchased the Lincoln Lifetime IncomeSM Advantage Plus rider on or after
January 20, 2009, your only investment options until the seventh Benefit Year anniversary are to allocate 100% of your Contract Value to: the LVIP Global
Conservative Allocation Managed Risk Fund, the LVIP SSGA Conservative
Structured Allocation Fund or the LVIP SSGA Conservative Index Allocation Fund
(each a fund of funds), or, if your contract was purchased prior to November
15, 2010, to one of the following models: Lincoln SSGA Conservative Index Model and the Lincoln SSGA Structured Conservative Model. After the seventh Benefit
Year anniversary, if your rider continues, you may invest in other Subaccounts in your contract, subject to Investment Requirements applicable to your purchase date of Lincoln Lifetime IncomeSM Advantage.

Living Benefit Riders
The optional Living Benefit Riders offered under this variable annuity contract are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk),
Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6 SelectSM Advantage,
Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln Lifetime IncomeSM Advantage,
and Lincoln SmartSecurity (Reg. TM) Advantage), a minimum Annuity Payout
(i4LIFE (Reg. TM) Advantage with or without the Guaranteed Income Benefit,
4LATER (Reg. TM) Select Advantage, 4LATER (Reg. TM) Advantage (Managed Risk)
and 4LATER (Reg. TM) Advantage), or a qualified long-term care benefit rider
(Lincoln Long-Term CareSM Advantage). Living Benefit Riders which are no longer available for purchase include: Lincoln SmartSecurity (Reg. TM) Advantage,
Lincoln Lifetime IncomeSM Advantage, Lincoln Lifetime IncomeSM Advantage 2.0,
4LATER (Reg. TM) Advantage (Managed Risk) and 4LATER (Reg. TM) Advantage.
Certain versions of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit are
also unavailable unless guaranteed under the terms of another rider. An
Appendix to this prospectus provides a detailed description of these Living
Benefit Riders. You may not elect more than one Living Benefit Rider at any one time. Upon election of a Living Benefit Rider, you will be subject to
Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit).

Excess Withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess
Withdrawal will have on any guarantees under the Living Benefit Rider. Terms and conditions may change after the contract is purchased.

The benefits and features of the optional Living Benefit Riders are separate and distinct from the downside protection strategies that may be employed by the funds offered under this contract. The riders do not guarantee the investment results of the funds.


The Living Benefit Riders provide different methods to take income from your
Contract Value or receive lifetime payments and may provide certain guarantees.
There are differences between the riders in the features provided as well as the charge structure. Before you elect a rider, or terminate your existing rider to elect a new rider, you should carefully review the terms and conditions of each rider. If you elect a rider at contract issue, then the rider will be effective on the contract's effective date.

From time to time, we relax our rules that apply to dropping certain riders and subsequently adding certain new ones. For example, we may waive the waiting period and instead permit you to add a new rider immediately after dropping your old one. We may also let you drop a rider before it has been in effect for the required holding period. When you drop your old rider, your old rider and charge will be terminated. As of the date of this prospectus, we currently have such an offer in place.

If you drop a rider for a new one during a period of time when we do not have an offer in place or have a different offer, you will not be eligible for any future offers related to the rider you previously dropped, even if such future offer would have included a greater or different benefit.

Rate Sheets

A Rate Sheet is a prospectus supplement where we declare the current Guaranteed
Annual Income rates and Guaranteed Income Benefit percentages available under certain Living Benefit Riders. The Rate Sheet indicates the current rates and/or current percentages, their effective period, and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates or percentages. The rates and percentages may change with each Rate Sheet and may be higher or lower than the rates or percentages on the previous Rate Sheet. The rates and percentages will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the rates and percentages for the next effective period will be disclosed in a new Rate
Sheet. In order to get the rate and/or percentage indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new
Contractowners, the current Rate Sheet will be included with this prospectus.
For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet information by contracting your registered representative or online at
www.LincolnFinancial.com. The rates and percentages from previous effective periods are included in an Appendix to this prospectus.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

All terms that apply to Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
apply to Lincoln Lifetime IncomeSM Advantage 2.0 except as noted. Lincoln
Lifetime IncomeSM Advantage 2.0 is no longer available for purchase.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is a Living Benefit
Rider available for purchase in your contract that provides:
o Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base (an initial value equal to either your initial Purchase Payment or Contract Value, if elected after the contract's effective date);
o A 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in the preceding Benefit Year and the rider is within an Enhancement Period;
o Automatic Annual Step-ups of the Income Base to the Contract Value if the
  Contract Value is equal to or greater than the Income Base after the 5%
  Enhancement; and
o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are not payable to the original Contractowner or original Contractowner's bank account (or to the original Annuitant or the original Annuitant's bank account, if the owner is a non-natural person)
(Excess Withdrawals) may significantly reduce your Income Base as well as your
Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk),
the Purchase Payment or Contract Value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as Contractowner/Annuitant (single life option) or for the lives of you as Contractowner/Annuitant and your spouse as Secondary
Life (joint life option) regardless of the investment performance of the contract. These benefits are subject to certain conditions, as set forth in this section. The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the Contractowner), including any sale or assignment of the contract as collateral. An Income Base is used to calculate the Guaranteed Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial Purchase Payment (or Contract Value if elected after contract issue), increased by subsequent Purchase Payments, Automatic Annual Step-ups and 5%
Enhancements, and

                                                                              75

decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. No additional Purchase Payments are allowed if the Contract Value decreases to zero for any reason. No additional Purchase Payments are allowed after the
Nursing Home Enhancement is requested and approved by us (described later in this prospectus).

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing on or after age 55 (younger of you or your spouse under the joint life option). The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the joint life option, Guaranteed Annual Income amounts for the lifetimes of you and your spouse will be available.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, amount of guaranteed income, investment options available, as well as the charge structure. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) if
you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement.

Availability. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is only available for election at the time the contract is purchased, unless the contract was issued prior to August 26, 2013. Lincoln Lifetime IncomeSM
Advantage 2.0 is no longer available for purchase.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger at the time this rider is elected.

There is no guarantee that Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk) will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
available to new purchasers. You cannot elect this rider in combination with any other Living Benefit Rider offered in your contract at the same time.

If you purchased your contract prior to August 26, 2013, and you own a Living
Benefit Rider (other than Lincoln Lifetime IncomeSM Advantage 2.0) and you wish to elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you must first terminate your existing Living Benefit Rider. You must wait at least 12 months after this termination and also comply with your existing Living Benefit
Rider's termination rules, before you will be able to elect Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) (if available). For further information on termination rules, see the "Termination" section associated with your Living
Benefit Rider. In all cases, by terminating your existing Living Benefit Rider, you will no longer be entitled to any of the benefits that have accrued under that rider.

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you
will be limited in your ability to invest within the Subaccounts offered within your contract. You will be required to adhere to Investment Requirements -
Option 3 for Managed Risk Riders. If you purchased Lincoln Lifetime IncomeSM
Advantage 2.0, you are required to adhere to Investment Requirements - Option 3 for other Living Benefit Riders.

In addition, the fixed account is not available except for use with dollar cost averaging. See Investment Requirements for more information.

If you elect this rider at contract issue, it will be effective on the contract's effective date. For contracts issued prior to August 26, 2013, if you elect the rider after the contract is issued, the rider will be effective on the next Valuation Date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base. The Income Base is a value used to calculate your Guaranteed
Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial Purchase Payment . If you elect the rider after we issue the contract, the initial Income Base will equal the
Contract Value on the effective date of the rider. The Income Base is


increased by subsequent Purchase Payments, 5% Enhancements, and Automatic
Annual Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10 million. This maximum takes into consideration the total guaranteed amounts under the Living
Benefit Riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base by
$10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the rider charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional
Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income
Base.

Since the charge for the rider is based on the Income Base, the cost of the rider increases when additional Purchase Payments, Automatic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base. In addition, the charge rate may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below or additional Purchase Payments occur. See Charges and Other
Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge.

5% Enhancement. You are eligible for a 5% Enhancement for at least 10 years from the effective date of the rider. On each Benefit Year anniversary during an Enhancement Period, the Income Base, minus Purchase Payments received in the preceding Benefit Year, will be increased by 5% if the Contractowner/Annuitant
(as well as the spouse if the joint life option is in effect) is under age 86 and if there were no withdrawals in the preceding Benefit Year. The original
Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic
Annual Step-up. If during any Enhancement Period there are no Automatic Annual
Step-ups, the 5% Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the
Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any
Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base and will result in an increased Guaranteed
Annual Income amount but must be invested in the contract at least one Benefit
Year before it will be used in calculating the 5% Enhancement. Any Purchase
Payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5%
Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the original Enhancement
Period, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period.

A 5% Enhancement that occurs during the original Enhancement Period will not cause your rider charge to increase. After the tenth Benefit Year anniversary, the rider charge could increase to the then current charge at the time a 5%
Enhancement is applied. If your charge rate is increased due to a 5%
Enhancement, you will have the option to opt out of the enhancements after the tenth Benefit Year. In order to be eligible to receive further 5% Enhancements the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) must be under age 86 and within an Enhancement
Period.

Note: The 5% Enhancement is not available on any Benefit Year anniversary where there has been a withdrawal of Contract Value (including a Guaranteed Annual
Income payment) in the preceding Benefit Year. A 5% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined above) for the 5% Enhancement in the next year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 + $10,000). The $10,000 Purchase Payment on day 95 is
not eligible for the 5% Enhancement until the 2nd Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amount section below.

                                                                              77

If during the first ten Benefit Years your Income Base is increased by the 5%
Enhancement on the Benefit Year anniversary, your charge rate for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the
Income Base. After the tenth Benefit Year anniversary, if you are in a subsequent Enhancement Period, the annual rider charge rate may increase to the current charge rate in any year the Income Base increases as a result of the 5%
Enhancement, but the charge will never exceed the guaranteed maximum annual charge rate of 2.00%. See Charges and Other Deductions - Rider Charges -
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge.

If your charge rate for this rider is increased due to a 5% Enhancement, you may opt out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate for the rider to change. This opt-out will only apply for this particular 5%
Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5%
Enhancement. You may not opt out of the 5% Enhancement if the current charge rate for the rider increases due to additional Purchase Payments made during the preceding Benefit Year that exceed the $100,000 Purchase Payment restriction after the first Benefit Year. See Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) Charge.

Each time the Automatic Annual Step-up occurs a new Enhancement Period starts.
The Automatic Annual Step-up is available even in years when a withdrawal has occurred.

If your charge rate for this rider is increased upon an Automatic Annual
Step-up, you may opt out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income
Base immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed.

If you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhancement through the end of the
Enhancement Period. A 5% Enhancement that occurs during the original
Enhancement Period will not cause your rider charge to increase. See the 5%
Enhancement section above. You may not opt out of the Automatic Annual Step-up if an additional Purchase Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase
Payments):

                                                                                           Potential
                                              Contract    Income Base with                 for Charge
                                               Value       5% Enhancement    Income Base   to Change
                                           ------------- ------------------ ------------- -----------

      Initial Purchase Payment $50,000....   $  47,750*         N/A            $50,000        N/A
      1st Benefit Year anniversary........   $  54,000         $52,500         $54,000        Yes
      2nd Benefit Year anniversary........   $  53,900         $56,700         $56,700        No
      3rd Benefit Year anniversary........   $  56,000         $59,535         $59,535        No
      4th Benefit Year anniversary........   $  64,000         $62,512         $64,000        Yes

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.


Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed
Annual Income amount each Benefit Year for your (Contractowner) lifetime
(single life option) or the lifetimes of you and your spouse (joint life option) as long as your Guaranteed Annual Income amount is greater than zero.
You may start taking Guaranteed Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turns age 55.
Partial withdrawals to pay the fees associated with your Fee-Based Financial
Plan will reduce the amount of available Guaranteed Annual Income each year.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial
Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. Upon your first withdrawal the Guaranteed Annual Income rate is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal. For example, if you purchase Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) on or after January 23, 2017, at age 60 (single life option), your Guaranteed Annual Income rate is 4.25% (see the table below). If you waited until you were age 65 (single life option) to make your first withdrawal your Guaranteed Annual Income rate would be 5.25%. During the first
Benefit Year, the Guaranteed Annual Income amount is calculated using the
Income Base as of the effective date of the rider. After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit
Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income rate will only increase on a
Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been a subsequent
Automatic Annual Step-up, then the Guaranteed Annual Income rate will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

                    Guaranteed Annual Income Rates by Ages:

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider elections on or after January 23, 2017

           Single Life Option                                Joint Life Option
-----------------------------------------    --------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
    Age                   rate                 your spouse's age)                rate
-----------    --------------------------    ---------------------    -------------------------

  55 - 58                3.50%                     55 - 58                      3.50%
  59 - 64                4.25%                     59 - 64                      4.00%
    65+                  5.25%                       65+                        5.00%

Lincoln Lifetime IncomeSM Advantage 2.0 rider elections on or after May 20,
                                      2013

           Single Life Option                                Joint Life Option
-----------------------------------------    --------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
    Age                   rate                 your spouse's age)                rate
-----------    --------------------------    ---------------------    -------------------------

  55 - 58                3.00%                     55 - 58                      3.00%
  59 - 64                3.50%                     59 - 64                      3.50%
  65 - 69                4.50%                     65 - 69                      4.00%
    70+                  5.00%                       70+                        4.50%

Note that Guaranteed Annual Income rates for Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) rider purchased prior to January 23, 2017, and
Lincoln Lifetime IncomeSM Advantage 2.0 riders purchased prior to May 20, 2013, can be found in an Appendix to this prospectus.

If your Contract Value is reduced to zero for any reason other than for an
Excess Withdrawal, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option.
You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate. If the Contract
Value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals will decrease the Contract Value.

The following example shows the calculation of the Guaranteed Annual Income amount for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) (single life option) and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the

                                                                              79

Income Base and the Contract Value. The example assumes a 4.25% Guaranteed
Annual Income rate and a Contract Value of $200,000:

    Contract Value on the rider's effective date....................    $200,000
    Income Base on the rider's effective date.......................    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 4.25%).........................................    $  8,500
    Contract Value six months after rider's effective date..........    $210,000
    Income Base six months after rider's effective date.............    $200,000
    Withdrawal six months after rider's effective date..............    $  8,500
    Contract Value after withdrawal ($210,000 - $8,500).............    $201,500
    Income Base after withdrawal ($200,000 - $0)....................    $200,000
    Contract Value on first Benefit Year anniversary................    $205,000
    Income Base on first Benefit Year anniversary...................    $205,000
    Guaranteed Annual Income amount on first Benefit Year
    anniversary ($205,000 x 4.25%)..................................    $  8,713

Since there was a withdrawal during the first year, the 5% Enhancement is not available, but the Automatic Annual Step-up was available and increased the
Income Base to the Contract Value of $205,000. On the first anniversary of the rider's effective date, the Guaranteed Annual Income amount is $8,713 (4.25% x
$205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income rate multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner has a
Guaranteed Annual Income amount of $2,125 (4.25% of $50,000 Income Base), an additional Purchase Payment of $10,000 increased the Guaranteed Annual Income amount that Benefit Year to $2,550 ($2,125 + 4.25% of $10,000). The Guaranteed
Annual Income payment amount will be recalculated immediately after a Purchase
Payment is added to the contract.

After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional
Purchase Payments will not be allowed if the Contract Value is zero. No additional Purchase Payments are allowed after the Nursing Home Enhancement is requested and approved by us (described below).

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic
Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income rate.

Nursing Home Enhancement. (The Nursing Home Enhancement is not available in certain states. Please check with your registered representative.) The
Guaranteed Annual Income rate will be increased to 10%, called the Nursing Home
Enhancement, during a Benefit Year when the Contractowner/Annuitant is age 70 or older, or the younger of the Contractowner and spouse is age 70 or older
(joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. For election of any version of Lincoln
Lifetime IncomeSM Advantage 2.0 prior to May 20, 2013, the Nursing Home
Enhancement is available when the Contractowner/Annuitant is age 65 or older, or the younger of the Contractowner and spouse is age 65 or older (joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. (The Nursing Home Enhancement is not available until the next Benefit Year anniversary after age 70 (or 65 for rider elections prior to
May 20, 2013) if a withdrawal has been taken since the rider effective date.)
The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider, the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has then been confined for at least 90 consecutive days. For the joint life option if both spouses qualify, the Nursing Home Enhancement is available for either spouse, but not both spouses. You should carefully consider the fact that the enhanced
Guaranteed Annual Income rate is only available for one measuring life before an election is made. For Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
elections on and after January 20, 2015, the Nursing Home Enhancement will not be available if your Contract Value is reduced to zero for any reason, including withdrawals, market performance, or rider charges.

You may request the Nursing Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year.
If you leave the nursing home, or for Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) elections on and after January 20, 2015, if your Contract Value is reduced to zero for any reason, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive. Any withdrawals made prior to the entrance into a nursing home and during the
Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement. Purchase Payments may not be made into the contract after a request for the Nursing Home
Enhancement is approved by us and any Purchase Payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the Nursing Home
Enhancement.


The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications.
This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States.
The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.

Contractowners in South Dakota who elect any version of Lincoln Lifetime
IncomeSM Advantage 2.0 on or after January 1, 2013, have the option to increase the Guaranteed Annual Income rate upon the diagnosis of a terminal illness, subject to certain conditions. The Guaranteed Annual Income amount will be increased to 10% during a Benefit Year when the Contractowner/Annuitant is age
70 or older or the younger of the Contractowner and spouse is age 70 or older
(joint life option), and one is diagnosed by a licensed physician that his or her life expectancy is twelve months or less. For election of any version of
Lincoln Lifetime IncomeSM Advantage 2.0 from January 1, 2013 to May 20, 2013, the terminal illness provision is available when the Contractowner/Annuitant is age 65 or older, or the younger of the Contractowner and spouse is age 65 or older (joint life option), and one is diagnosed by a licensed physician that his or her life expectancy is twelve months or less. (The terminal illness provision is not available until the next Benefit Year anniversary after age 70
(or 65 for rider elections prior to May 20, 2013) if a withdrawal has been taken since the rider effective date.) This provision applies if the diagnosis of terminal illness occurs 60 months or more after the effective date of the rider and the diagnosis was not made in the year prior to the effective date of the rider. For the joint life option if both spouses qualify, this provision for terminal illness is available for either spouse, but not both spouses. You should carefully consider the fact that the enhanced Guaranteed Annual Income rate is only available for one measuring life before an election is made. For
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) elections on and after
January 20, 2015, the terminal illness provision will not be available if your
Contract Value is reduced to zero for any reason, including withdrawals, market performance, or rider charges.

Once either the Nursing Home Enhancement or the terminal illness enhancement is elected for one spouse, neither enhancement will be available for the other spouse. You may request the terminal illness enhancement by filling out a request form provided by us. For Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) elections on and after January 20, 2015, if your Contract Value is reduced to zero for any reason, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive. Any withdrawals made prior to the diagnosis of a terminal illness and during the
Benefit Year that the terminal illness enhancement commences will reduce the amount available that year for the terminal illness enhancement. Purchase
Payments may not be made into the contract after a request for the terminal illness enhancement is approved by us and any Purchase Payments made either in the 12 months prior to the terminal illness diagnosis or during the duration of the terminal illness will not be included in the calculation of the terminal illness enhancement. Any requirements to qualify for the terminal illness enhancement are set forth in the Terminal Illness Claim Form. The remaining references to the Guaranteed Annual Income amount also include the terminal illness enhancement amount for Contractowners in South Dakota only.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or withdrawals made prior to age 55 (younger of you or your spouse for joint life) or that are not payable to the original Contractowner or original
Contractowner's bank account (or to the original Annuitant or the original
Annuitant's bank account, if the owner is a non-natural person).

When an Excess Withdrawal occurs:

   1. The Income Base is reduced by the same proportion that the Excess
     Withdrawal reduces the Contract Value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal;
     and

   2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income rate multiplied by the new (reduced)
     Income Base (after the proportionate reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments,
Excess Withdrawals and additional Purchase Payments) available to you for the
Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided on the front page of this prospectus if you have questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income amount and the Contract Value under
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). The example assumes that the Contractowner makes a $12,000 withdrawal, which causes a $12,644 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $3,613 (4.25% of the Income Base of $85,000)

                                                                              81

After a $12,000 Withdrawal ($3,613 is within the Guaranteed Annual Income amount, $8,387 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $3,613 and the Income Base is not reduced:

Contract Value = $56,387 ($60,000 - $3,613)
Income Base = $85,000

The Contract Value is also reduced by the $8,387 Excess Withdrawal and the
Income Base is reduced by 14.875%, the same proportion by which the Excess
Withdrawal reduced the $56,387 Contract Value ($8,387 - $56,387)

Contract Value = $48,000 ($56,387 - $8,387)
Income Base = $72,357 ($85,000 x 14.875% = $12,644; $85,000 - $12,644 =
$72,356)
Guaranteed Annual Income amount = $3,075 (4.25% of $72,356 Income Base)

On the following Benefit Year anniversary the Contract Value has been reduced due to a declining market, but the Income Base is unchanged:

Contract Value = $43,000
Income Base = $72,356
Guaranteed Annual Income amount = $3,075 (4.25% x $72,356)

In a declining market, Excess Withdrawals may significantly reduce your Income
Base as well as your Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the
Contract Value. If the Income Base is reduced to zero due to an Excess
Withdrawal the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

   1. Lincoln's automatic withdrawal service is used to calculate and pay the
     RMD;

   2. The RMD calculation must be based only on the value in this contract;

   3. No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph); and

     4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual
Income amount, including amounts attributable to RMDs, will be treated as
Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount
Annuity Payout Option. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount
Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount
Annuity Payout Option, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the Death
Benefit option in effect immediately prior to the effective date of the
Guaranteed Annual Income Amount Annuity Payout Option must be one of the following Death Benefits: the Guarantee of Principal Death Benefit, the EGMDB
or the EEB rider. If the Account Value Death Benefit option is in effect, the
Beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option under which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life
(this option is different from other Annuity Payout options, including i4LIFE
(Reg. TM) Advantage, which are based on your Contract Value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option
over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available.
You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract, the final payment will be equal to the sum of all Purchase Payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract, the final payment will be equal to the Contract Value on the effective date of the rider, increased for


Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual
Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) has no provision for a payout of the Income Base upon death of the Contractowners or Annuitant. In addition, Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) provides no increase in value to the
Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death
Benefit options (as described earlier in this prospectus) will be in effect.
Election of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal
Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the Beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the Beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) if
available under the terms and charge in effect at the time of the new purchase.
There is no carryover of the Income Base.

Upon the first death under the joint life option, withdrawals up to the
Guaranteed Annual Income amount continue to be available for the life of the surviving spouse. The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse,
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) will end and no further
Guaranteed Annual Income amounts are available (even if there was an Income
Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse, if under age
86, may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the
Guaranteed Annual Income amount to decrease.

Termination. After the fifth anniversary of the effective date of the rider, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements.
Contractowners in Florida who elect their rider on or after January 20, 2015, may terminate the rider after the first anniversary of the effective date of the rider. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Annual
  Income Amount Annuity Payout Option will continue if applicable);
o upon election of Lincoln Market Select (Reg. TM) Advantage; or
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o upon the death under the single life option or the death of the surviving spouse under the joint life option;
o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
o upon surrender of the contract; or
o upon termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for Contractowners who
transition from any version of Lincoln Lifetime IncomeSM Advantage 2.0. i4LIFE
(Reg. TM) Advantage is an optional Annuity Payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the
Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for election at the time you elect i4LIFE (Reg. TM) Advantage.
You cannot have both i4LIFE (Reg. TM) Advantage and any version of Lincoln
Lifetime IncomeSM Advantage 2.0 in effect on your contract at the same time.

This discussion applies to Contractowners who previously elected a Lincoln
Lifetime IncomeSM Advantage 2.0 rider and wish to transition to i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit. Contractowners with Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) must transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (Managed Risk). Contractowners with Lincoln
Lifetime IncomeSM Advantage 2.0 must transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (version 4).

Prior to the Annuity Commencement Date, Contractowners with any active version of Lincoln Lifetime IncomeSM Advantage 2.0 may decide to later transition to
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. This transition is possible even if i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is no
longer available for purchase. (Contractowners with Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed

                                                                              83

Risk) must elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk).) Contractowners are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those in effect at the time they purchase their Lincoln Lifetime IncomeSM
Advantage 2.0 rider. If you choose to make this transition, the Contractowner can use the greater of their Income Base reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up (or inception date) or the Account Value immediately prior to electing i4LIFE (Reg. TM) Advantage to establish the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. This
decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts.
Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and
purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 prior to April 2, 2012, who have waited until after the fifth Benefit Year anniversary may elect i4LIFE
(Reg. TM) Advantage with the applicable version of Guaranteed Income Benefit until age 99 for nonqualified contracts and age 85 for qualified contracts.

For any version of Lincoln Lifetime IncomeSM Advantage 2.0, if you have the single life option, and choose to transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit, you must transition to the appropriate version of
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit single life option. If you have the joint life option, and choose to transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit, you must transition to the appropriate version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit joint life option. The minimum length of the i4LIFE (Reg. TM) Advantage Access Period will vary based upon when you elected your Lincoln Lifetime IncomeSM Advantage 2.0 rider and how long the rider was in effect before you decided to transition to
i4LIFE (Reg. TM) Advantage. These requirements are specifically listed in the
Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage section of this prospectus under Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.

For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to transition from a Lincoln Lifetime IncomeSM Advantage
2.0 rider to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, you should consider that depending on your age (and the age of your spouse under the joint life option) and the selected length of the Access Period, i4LIFE (Reg. TM)
Advantage may provide a higher payout than the Guaranteed Annual Income amounts under your Lincoln Lifetime IncomeSM Advantage 2.0 rider. You should consider electing i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments whereas with Lincoln Lifetime
IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date.
Payments from a nonqualified contract that a person receives under the i4LIFE
(Reg. TM) Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity
Payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments. In contrast, withdrawals under your Lincoln Lifetime IncomeSM Advantage 2.0 rider are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract Value exceeds Purchase Payments), and then as a nontaxable return of Purchase Payments.

Lincoln Market Select (Reg. TM) Advantage

Lincoln Market Select (Reg. TM) Advantage is a Living Benefit Rider available for purchase that provides:
o Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
o A 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in the preceding Benefit Year and the rider is within the Enhancement Period;
o Automatic Annual Step-ups of the Income Base to the Contract Value if the
  Contract Value is equal to or greater than the Income Base after the 5%
  Enhancement;
o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are payable to any assignee or assignee's bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal, and will terminate the rider if the Income Base if reduced to zero. Withdrawals will also negatively impact the 5% Enhancement.

In order to purchase Lincoln Market Select (Reg. TM) Advantage, the initial
Purchase Payment or Contract Value (if purchased after the contract is issued)
must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as Contractowner/Annuitant (single life option) or the lives of you as Contractowner/Annuitant and your spouse as Secondary Life (joint life option) regardless of the investment performance of the contract. These benefits are subject to certain conditions, as set forth in this prospectus.
The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes


ownership of the contract upon the death of the Contractowner). If the
Contractowner sells or assigns for value the contract other than to the
Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose, this rider will terminate.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base, which are age-based and may increase over time. You may receive Guaranteed Annual Income payments for your lifetime or for the lifetimes of you and your spouse, if the joint life option is chosen.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, amount of guaranteed income, investment options available, as well as the amount of the charges. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. In addition, the purchase of one rider may impact the availability of another rider. Not all riders will be available at all times. You may consider purchasing Lincoln Market Select (Reg. TM) Advantage if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up and 5% Enhancement.

Availability. Lincoln Market Select (Reg. TM) Advantage is available for election to new Contractowners and to current Contractowners who have previously purchased the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
rider. If you elect the Lincoln Market Select (Reg. TM) Advantage rider at contract issue, it will be effective on the contract's effective date. If you terminate an existing rider to elect Lincoln Market Select (Reg. TM) Advantage, your new rider will be effective on the next Valuation Date following approval by us.

If Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is currently in effect on your contract, and you want to terminate your existing rider and elect Lincoln Market Select (Reg. TM) Advantage, we are currently waiving the five-year holding period that is required before terminating a rider. Other than the termination of your current rider, and the waiver of the holding period, your contract will not change in any way. We are doing this as a customer service to you, and there is no financial incentive being provided to you, your registered representative, or to anyone else if you decide to terminate your existing Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
rider and elect Lincoln Market Select (Reg. TM) Advantage.

In general, anytime you terminate a rider, you will no longer be entitled to any of the benefits that have accrued under that rider. If you decide to drop your Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider and elect
Lincoln Market Select (Reg. TM) Advantage, your current Income Base will terminate without value. In other words, you cannot transfer your current
Income Base over to Lincoln Market Select (Reg. TM) Advantage. Your initial
Income Base under Lincoln Market Select (Reg. TM) Advantage will be equal to the Contract Value on the effective date of the Lincoln Market Select (Reg. TM)
Advantage rider. The Income Base is used to calculate your Guaranteed Annual
Income amount and the rider charge. You should carefully compare the features and benefits provided by your existing rider to the features and benefits provided by Lincoln Market Select (Reg. TM) Advantage before making your decision. Lincoln Market Select (Reg. TM) Advantage does not include all the same features, and it may not provide the same level of guarantee. For example, it does not offer a Nursing Home Enhancement like Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) offers. You should also compare the fees and charges of each rider. If you have any questions about terminating your Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider and electing Lincoln
Market Select (Reg. TM) Advantage, you should contact your registered representative or call us at the number listed on the first page of this prospectus.

Lincoln Market Select (Reg. TM) Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The
Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger at the time this rider is elected.

There is no guarantee that Lincoln Market Select (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Market Select (Reg. TM) Advantage available to new purchasers. You cannot elect this rider in combination with any other Living
Benefit Rider or any other annuity payout option offered in your contract at the same time.

If you purchase Lincoln Market Select (Reg. TM) Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base. The Income Base is a value used to calculate your Guaranteed
Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a Death Benefit. The Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial Purchase Payment. If you elect the rider after we issue the contract, the initial Income Base will equal the
Contract Value on the effective date of the rider. The Income Base is

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increased by subsequent Purchase Payments, 5% Enhancements and Automatic Annual
Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10 million. This maximum takes into consideration the total guaranteed amounts under the Living Benefit Rider of all Lincoln Life contracts (or contracts issued by our affiliates) in which your (and/or spouse if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base by
$10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional Purchase Payments will not be allowed if the Contract
Value decreases to zero for any reason, including market loss. Excess
Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

5% Enhancement. On each Benefit Year anniversary, during the Enhancement Period the Income Base, minus Purchase Payments received in the preceding Benefit
Year, will be increased by 5% if the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) are under age 86 and if there were no withdrawals in the preceding Benefit Year. The Enhancement Period is a
10-year period that begins on the effective date of the rider. Any Purchase
Payments made after the initial Purchase Payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the
Income Base for purposes of calculating the 5% Enhancement on the first Benefit
Year anniversary.

If you decline an Automatic Annual Step-up during the first ten Benefit years, you will continue to be eligible for the 5% Enhancements through the end of the
Enhancement Period. In order to be eligible to receive 5% Enhancements, the
Contractowner/Annuitant (single life option), or the Contractowner and spouse
(joint life option) must be under age 86 and within the Enhancement Period.

Note: The 5% Enhancement is not available on any Benefit Year anniversary where there has been a withdrawal of Contract Value (including a Guaranteed Annual
Income payment) in the preceding Benefit Year. A 5% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000
Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000
Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 (= $115,000 x 1.05% + $10,000). The $10,000 Purchase Payment on day 95
is not eligible for the 5% Enhancement until the second Benefit Year anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement Period) from the effective date of the rider. As explained below, the 5% Enhancement and
Automatic Annual Step-up will not occur in the same year. If the Automatic
Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5%
Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual
Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the
     Contractowner/Annuitant and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

Each time the Income Base is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Market Select (Reg. TM)
Advantage Charge.

If your charge rate for this rider is increased upon an Automatic Annual
Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income
Base immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals, if any. This opt-out will only apply for this


particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse your step-up will not be reimbursed.

If you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhancement (if applicable) through the end of the Enhancement Period. You may not opt out of the Automatic Annual
Step-up if an additional Purchase Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancements will work (assuming no withdrawals or additional Purchase
Payments):

                                                                                        Potential
                                            Contract   Income Base with                 for Charge
                                              Value     5% Enhancement    Income Base   to Change
                                           ---------- ------------------ ------------- -----------

      Initial Purchase Payment $50,000....  $50,000          N/A            $50,000        N/A
      1st Benefit Year anniversary........  $54,000         $52,500         $54,000        Yes
      2nd Benefit Year anniversary........  $53,900         $56,700         $56,700        No
      3rd Benefit Year anniversary........  $56,000         $59,535         $59,535        No
      4th Benefit Year anniversary........  $64,000         $62,512         $64,000        Yes

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). The 5% Enhancement or an Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Withdrawal Amount. The Guaranteed Annual Income amount may be withdrawn from the contract each Benefit Year. As long as the Guaranteed Annual Income amount is not reduced to zero, these withdrawals may be taken for your lifetime
(single life option) or the lifetimes of you and your spouse (joint life option). Guaranteed Annual Income withdrawals are available when you (single life option) or the younger of you and your spouse (joint life option) are age
55 or older. Partial withdrawals to pay the fees associated with your Fee-Based
Financial Plan will reduce the amount of available Guaranteed Annual Income each year.

The Guaranteed Annual Income amount is determined by multiplying the Income
Base by the applicable rate, based on your age and whether the single or joint life option has been elected. Under the joint life option, the age of the younger of you or your spouse will be used. The Guaranteed Annual Income amount will change upon an Automatic Annual Step-up, 5% Enhancement (if applicable), additional Purchase Payments, and Excess Withdrawals, as described below.

The Guaranteed Annual Income rates applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rates may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. The rate structure is intended to help us provide the guarantees under the rider. The Guaranteed
Annual Income rates for new rider elections may be higher or lower than prior rates, but for existing Contractowners that have elected the rider, your
Guaranteed Annual Income rates will not change as a result.

The Guaranteed Annual Income rates applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Guaranteed Annual Income rates, the effective period, and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates. The rates may change with each Rate
Sheet and may be higher or lower than the rates on the previous Rate Sheet. The rates will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the
Guaranteed Annual Income rates for the next effective period will be disclosed in a new Rate Sheet. In order to get the rates indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new
Contractowners, the current Rate Sheet will be included with this prospectus.
For existing Contractowners, the current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet information by contacting your registered representative or online at
www.LincolnFinancial.com. Guaranteed Annual Income rates from previous effective periods are included in an appendix to this prospectus.

During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider. After the first
Benefit Year anniversary, the Guaranteed Annual Income amount is calculated using the Income Base on the most recent Benefit Year anniversary. After your first Guaranteed Annual Income withdrawal, the Guaranteed Annual Income rate will only increase on a Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual
Step-up. If you have reached an applicable higher age band and there has not also been a subsequent Automatic

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

Annual Step-up, then the Guaranteed Annual Income rate will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire
Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

If your Contract Value is reduced to zero for any reason other than for an
Excess Withdrawal, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option.
You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If either the Contract Value or the Income Base is reduced to zero due to an Excess Withdrawal, the rider will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals will decrease the Contract Value.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount impact the Income Base and the Contract Value. The example assumes a 4%
Guaranteed Annual Income rate and a Contract Value of $200,000:

    Contract Value on the rider's effective date....................    $200,000
    Income Base on the rider's effective date.......................    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 4%)............................................    $  8,000
    Contract Value six months after rider's effective date..........    $210,000
    Income Base six months after rider's effective date.............    $200,000
    Withdrawal six months after the rider's effective date..........    $  8,000
    Contract Value after withdrawal ($210,000 - $8,000).............    $202,000
    Income Base after withdrawal ($200,000 - $0)....................    $200,000
    Contract Value on the first Benefit Year anniversary............    $205,000
    Income Base on the first Benefit Year anniversary...............    $205,000
    Guaranteed Annual Income amount on the first Benefit Year
    anniversary ($205,000 x 4%).....................................    $  8,200

Since there was a withdrawal during the first year, the 5% Enhancement is not available, but the Automatic Annual Step-up was available and increased the
Income Base to the Contract Value of $205,000. On the first Benefit Year anniversary, the Guaranteed Annual Income amount is $8,200 (4% x $205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income rate multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner has a
Guaranteed Annual Income amount of $2,500 (5% of $50,000 Income Base), an additional Purchase Payment of $10,000 increases the Guaranteed Annual Income amount that Benefit Year to $3,000 ($2,500 + 5% of $10,000). The Guaranteed
Annual Income payment amount will be recalculated immediately after a Purchase
Payment is added to the contract.

Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed
Annual Income amount. The Guaranteed Annual Income amount, after the Income
Base is adjusted by a 5% Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed
Annual Income rate.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or withdrawals made prior to age 55 (younger of you or your spouse for joint life), or withdrawals that are payable to any assignee or assignee's bank account.

When an Excess Withdrawal occurs:

1. The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the Contract Value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income rate multiplied by the new (reduced)
  Income Base (after the proportionate reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments in a Benefit Year, Excess Withdrawals and additional Purchase Payments)
available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided in this prospectus if you have any questions about Excess Withdrawals.


The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income amount, and the Contract Value under
Lincoln Market Select (Reg. TM) Advantage.

The example assumes that the Contractowner makes a $12,000 withdrawal, which causes an $11,816.14 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $4,250 (5% of the Income Base of $85,000)

After a $12,000 withdrawal ($4,250 is within the Guaranteed Annual Income amount, $7,750 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $4,250 and the Income Base is not reduced:
Contract Value = $55,750 ($60,000 - $4,250)
Income Base = $85,000

The Contract Value is also reduced by the $7,750 Excess Withdrawal and the
Income Base is reduced by 13.90134%, the same proportion by which the Excess
Withdrawal reduced the $55,750 Contract Value ($7,750 / $55,750).

Contract Value = $48,000 ($55,750 - $7,750)
Income Base = $73,183.86 ($85,000 x 13.90134% = $11,816.14; $85,000 -
$11,816.14 = $73,183.86)
Guaranteed Annual Income amount = $3,659.19 (5% of $73,183.86 Income Base)

On the following Benefit Year anniversary:

Contract Value = $43,000
Income Base = $73,183.86
Guaranteed Annual Income amount = $3,659.19 (5% x $73,183.86)

In a declining market, Excess Withdrawals may significantly reduce your Income
Base as well as your Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the
Contract Value. If the Income Base is reduced to zero due to an Excess
Withdrawal, the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal, the rider and contract will terminate.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMD's to apply, the following must occur:

1. Lincoln's automatic withdrawal service is used to calculate and pay the RMD;

2. The RMD calculation must be based only on the value in this contract;

3. No withdrawals other than RMD's are made within the Benefit Year (except as described in the next paragraph); and

4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual
Income amount, including amounts attributable to RMDs, will be treated as
Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount
Annuity Payout Option. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount
Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount
Annuity Payout Option, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life.

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option under which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life
(this option is different from other Annuity Payout options, including i4LIFE
(Reg. TM) Advantage, which are based on your Contract Value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option
over i4LIFE (Reg. TM) Advantage if they feel this may

                                                                              89

provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual
Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment, if the effective date of the rider is the same as the effective date of the contract, the final payment will be equal to the sum of all Purchase Payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract, the final payment will be equal to the Contract Value on the effective date of the rider, increased for Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Market Select (Reg. TM)
Advantage has no provision for a payout of the Income Base upon death of the
Contractowner or Annuitant. In addition, Lincoln Market Select (Reg. TM)
Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of Lincoln Market Select (Reg.
TM) Advantage does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, Lincoln Market Select (Reg. TM) Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). Upon the first death under the joint life option, withdrawals up to the Guaranteed Annual
Income amount continue to be available for the life of the surviving spouse.
The 5% Enhancement and Automatic Annual Step-up will continue, if applicable, as discussed above. Upon the death of the surviving spouse, Lincoln Market
Select (Reg. TM) Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

Termination. After the fifth Benefit Year anniversary, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements. Contractowners in Florida may
terminate their rider at any time after the first Benefit Year anniversary.
Lincoln Market Select (Reg. TM) Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Annual
  Income Amount Annuity Payout Option will continue if applicable);
o upon death under the single life option or the death of the surviving spouse under the joint life option;
o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o on the date the Contractowner is changed pursuant to an enforceable divorce agreement or decree; or
o upon surrender or termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefit and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit option. i4LIFE (Reg. TM)
Advantage is an optional Annuity Payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the Access
Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for election at the time you elect i4LIFE (Reg. TM) Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and Lincoln Market Select (Reg. TM)
Advantage in effect on your contract at the same time.

Contractowners with an active Lincoln Market Select (Reg. TM) Advantage may decide to later transition to i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit prior to the Annuity Commencement Date, according to the provisions outlined below. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts.

If you have the Lincoln Market Select (Reg. TM) Advantage single life option and choose to transition your rider, you must transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit single life option. If you have the Lincoln
Market Select (Reg. TM) Advantage joint life option and choose to transition your rider, you must transition to i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit joint life option. The Access Period requirements are specifically listed in the Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage section of this prospectus under Impacts to i4LIFE (Reg. TM) Advantage Regular Income
Payments.

For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.


When deciding whether to transition from Lincoln Market Select (Reg. TM)
Advantage to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, you should consider that depending on your age (and the age of your spouse under the joint life option) and the selected length of the Access Period, i4LIFE (Reg. TM)
Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Market Select (Reg. TM) Advantage. You should consider electing
i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving
i4LIFE (Reg. TM) Advantage payments, whereas with Lincoln Market Select (Reg.
TM) Advantage, you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE (Reg. TM)
Advantage rider are treated as "amounts received as an annuity" under section
72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income rates), and the remainder is treated as a nontaxable return of Purchase Payments. In contrast, withdrawals under Lincoln Market Select (Reg. TM) Advantage are not treated as amounts received as an annuity because they occur prior to the annuity starting date.
As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract
Value exceeds Purchase Payments), and then as a nontaxable return of Purchase
Payments.

Lincoln Max 6 SelectSM Advantage

Lincoln Max 6 SelectSM Advantage is a Living Benefit Rider available for purchase beginning on or after May 22, 2017 (or when approved in your state)
that provides:
o Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
o An enhancement amount added to the Income Base equal to 6% of the Enhancement
  Base (less Purchase Payments received in the preceding Benefit Year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in the preceding Benefit Year and the rider is within the Enhancement
  Period;
o Automatic Annual Step-ups of the Income Base to the Contract Value if the
  Contract Value is equal to or greater than the Income Base after the 6%
  Enhancement;
o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are payable to any assignee or assignee's bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Income Base and Enhancement Base as well as your Guaranteed Annual
Income amount by an amount greater than the dollar amount of the Excess
Withdrawal, and will terminate the rider if the Income Base is reduced to zero.
If the Enhancement Base is reduced to zero, you will not be eligible for further 6% Enhancements. Withdrawals will also negatively impact the availability of the 6% Enhancement.

In order to purchase Lincoln Max 6 SelectSM Advantage, the initial Purchase
Payment must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as Contractowner/Annuitant (single life option) or the lives of you as Contractowner/
Annuitant and your spouse as Secondary Life (joint life option) regardless of the investment performance of the contract. These benefits are subject to certain conditions, as set forth in this prospectus. The Contractowner,
Annuitant or Secondary Life may not be changed while this rider is in effect
(except if the Secondary Life assumes ownership of the contract upon the death of the Contractowner). If the Contractowner sells or assigns for value the contract other than to the Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose, this rider will terminate.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base, which are age-based and may increase over time. Your Guaranteed Annual Income payments will be reduced if your
Contract Value is reduced to zero. You may receive Guaranteed Annual Income payments for your lifetime or for the lifetimes of you and your spouse, if the joint life option is chosen.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, investment options available, as well as the charge rates. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. In addition, the purchase of one rider may impact the availability of another rider. Not all riders will be available at all times. You may consider purchasing Lincoln Max
6 SelectSM Advantage if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up and
6% Enhancements to the Income Base. However, these guaranteed payments will be reduced if your Contract Value is reduced to zero. Additionally, if you decide to elect i4LIFE (Reg. TM) Advantage in the future, your Income Base under
Lincoln Max 6 SelectSM Advantage will not carry over to i4LIFE (Reg. TM)
Advantage. This rider may be more suitable for you than another available
Living Benefit Rider if you are willing to exchange higher income payments with potentially lower income in the future if your Contract Value is reduced to zero.

Availability. Lincoln Max 6 SelectSM Advantage is available for election only at the time the contract is purchased. If elected, the rider will be effective on the contract's effective date.

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

Lincoln Max 6 SelectSM Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The
Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger at the time this rider is elected.

There is no guarantee that Lincoln Max 6 SelectSM Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Max
6 SelectSM Advantage available to new purchasers. You cannot elect this rider in combination with any other Living Benefit Rider or any other annuity payout option offered in your contract at the same time.

If you purchase Lincoln Max 6 SelectSM Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base and Enhancement Base. The Income Base is a value used to calculate your Guaranteed Annual Income amount. The Income Base is equal to the initial
Purchase Payment, increased by subsequent Purchase Payments, Automatic Annual
Step-ups and 6% Enhancements, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10 million.
This maximum takes into consideration the total guaranteed amounts under the
Living Benefit Riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

The Enhancement Base is the value used to calculate the amount that may be added to the Income Base upon an Enhancement. The Enhancement Base is equal to the initial Purchase Payment, increased by subsequent Purchase Payments and
Automatic Annual Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The Enhancement Base is not increased by a
6% Enhancement.

Neither the Income Base nor the Enhancement Base is available to you as a lump sum withdrawal or as a Death Benefit.

Additional Purchase Payments automatically increase the Income Base and the
Enhancement Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base and Enhancement Base by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase
Payments exceed $100,000, additional Purchase Payments will be limited to
$50,000 per Benefit Year without Home Office approval. Additional Purchase
Payments will not be allowed if the Contract Value decreases to zero for any reason, including market loss. Excess Withdrawals reduce the Income Base and
Enhancement Base as discussed below. Withdrawals less than or equal to the
Guaranteed Annual Income amount will not reduce the Income Base or Enhancement
Base.

6% Enhancement. On each Benefit Year anniversary, an enhancement amount equal to 6% of the Enhancement Base, minus Purchase Payments received in the preceding Benefit Year, will be added to the Income Base, if the
Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) is under age 86, if there are no withdrawals in the preceding Benefit
Year, the rider is within the Enhancement Period and if the Income Base after the enhancement amount is added would be greater than the Automatic Annual
Step-up of the Income Base.

The Enhancement Period is a 10-year period that begins on the effective date of the rider. Any Purchase Payments made after the initial Purchase Payment will be added immediately to the Income Base and to the Enhancement Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating and determining if the 6% Enhancement applies. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Enhancement Base for purposes of calculating the 6% Enhancement, if applicable, on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the first 10 Benefit years, you will continue to be eligible for the 6% Enhancements through the end of the
Enhancement Period. In order to be eligible to receive 6% Enhancements, the
Contractowner/Annuitant (single life option), or the Contractowner and spouse
(joint life option) must be under age 86 and within the Enhancement Period.

Note: The 6% Enhancement is not available on any Benefit Year anniversary if an
Automatic Annual Step-up to the Income Base occurs, or where there has been a withdrawal of Contract Value (including a Guaranteed Annual Income payment) in the preceding Benefit Year. A 6% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined below) for the
6% Enhancement in the next Benefit Year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 6% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000; Enhancement Base =
$100,000
Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000;
Enhancement Base = $115,000
Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000;
Enhancement Base = $125,000


On the first Benefit Year anniversary, the Income Base will not be less than
$131,900 ($115,000 x 1.06% = $121,900 + $10,000). The $10,000 Purchase Payment
on day 95 is not eligible for the 6% Enhancement until the second Benefit Year anniversary.

The 6% Enhancement will be in effect for 10 years (the Enhancement Period) from the effective date of the rider. As explained below, the 6% Enhancement and
Automatic Annual Step-up will not occur in the same year. If the Automatic
Annual Step-up provides a greater increase to the Income Base, you will not receive the 6% Enhancement. If the Automatic Annual Step-up and the 6%
Enhancement increase the Income Base to the same amount, then you will receive the Automatic Annual Step-up. The 6% Enhancement or the Automatic Annual
Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

Automatic Annual Step-ups of the Income Base. The Income Base and Enhancement
Base will automatically step up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the
     Contractowner/Annuitant and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 6% Enhancement (if any).

The Automatic Annual Step-up is available even when a withdrawal has occurred.

Each time the Income Base is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Max 6 SelectSM Advantage
Charge.

If your charge rate for this rider is increased upon an Automatic Annual
Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base and Enhancement Base will be returned to the Income Base and Enhancement Base immediately prior to the step-up, adjusted for additional Purchase Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up.
You will need to notify us each time the charge rate increases if you do not want the step-up. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse your step-up will not be reimbursed.

If you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 6% Enhancement (if applicable) through the end of the Enhancement Period and as long as the Contractowner/Annuitant
(single life option), or the Contractowner and spouse (joint life option) are under age 86. You may not opt out of the Automatic Annual Step-up if an
additional Purchase Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 6%
Enhancements will work (assuming no withdrawals or additional Purchase
Payments):

                                     Contract                                     Enhancement amount
                                       Value    Income Base   Enhancement Base   added to Income Base
                                    ---------- ------------- ------------------ ---------------------

      At issue.....................  $100,000     $100,000        $100,000                   -
      1st Benefit Year anniversary...$104,000     $106,000        $100,000              $6,000
      2nd Benefit Year anniversary...$107,000     $112,000        $100,000              $6,000
      3rd Benefit Year anniversary...$115,000     $118,000        $100,000              $6,000
      4th Benefit Year anniversary...$128,000     $128,000        $128,000               N/A
      5th Benefit Year anniversary...$131,000     $135,680        $128,000              $7,680

On the first Benefit Year anniversary the Contract Value is higher than the previous Income Base, but since the 6% Enhancement would increase the Income
Base to a higher amount, the Income Base is increased by the $6,000 Enhancement amount to $106,000 and the Enhancement Base remains at $100,000.

On the second Benefit Year anniversary the Contract Value is higher than the previous Income Base, but since the 6% Enhancement would increase the Income
Base to a higher amount, the Income Base is increased by the $6,000 Enhancement amount to $112,000 and the Enhancement Base remains at $100,000.

On the third Benefit Year anniversary the Contract Value is higher than the previous Income Base, but since the 6% Enhancement would increase the Income
Base to a higher amount, the Income Base is increased by the $6,000 Enhancement amount to $118,000 and the Enhancement Base remains at $100,000.

On the fourth Benefit Year anniversary the Contract Value is higher than the previous Income Base plus the 6% Enhancement, so the Income Base and
Enhancement Base are increased to equal the Contract Value of $128,000.

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

On the fifth Benefit Year anniversary the Contract Value is higher than the previous Income Base, but since the 6% Enhancement would increase the Income
Base to a higher amount, the Income Base is increased by the $7,680 (6% of
$128,000) Enhancement amount and the Enhancement Base remains at $128,000.

Withdrawal Amount. The Guaranteed Annual Income amount may be withdrawn from the contract each Benefit Year. As long as the Guaranteed Annual Income amount is not reduced to zero, these withdrawals may be taken for your lifetime
(single life option) or the lifetimes of you and your spouse (joint life option), but will be reduced if your Contract Value is reduced to zero.
Guaranteed Annual Income withdrawals are available when you (single life option) or the younger of you and your spouse (joint life option) are age 55 or older. Partial withdrawals to pay the fees associated with your Fee-Based
Financial Plan will reduce the amount of available Guaranteed Annual Income each year.

The Guaranteed Annual Income amount is determined by multiplying the Income
Base by the applicable rate, based on your age and whether the single or joint life option has been elected, and whether or not your Contract Value has been reduced to zero. Under the joint life option, the age of the younger of you or your spouse will be used. The Guaranteed Annual Income amount will change upon an Automatic Annual Step-up, 6% Enhancement, additional Purchase Payments, and
Excess Withdrawals, as described below. Additionally, the Guaranteed Annual
Income amount will be reduced if the Contract Value reaches zero.

The Guaranteed Annual Income rate will be based on your age as of the date the first withdrawal on or after age 55 (based on the age of the younger of you or your spouse for the joint life option). Thereafter, the Guaranteed Annual
Income rate will only increase upon an Automatic Annual Step-up, and will decrease once the Contract Value is reduced to zero.

The Guaranteed Annual Income rates applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rates may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. The rate structure is intended to help us provide the guarantees under the rider. The Guaranteed
Annual Income rates for new rider elections may be higher or lower than prior rates, but for existing Contractowners that have elected the rider, your
Guaranteed Annual Income rates will not change as a result.

The Guaranteed Annual Income rates applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Guaranteed Annual Income rates, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with those rates. The rates may change with each
Rate Sheet and may be higher or lower than the rates on the previous Rate
Sheet. The rates will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the
Guaranteed Annual Income rate for the next effective period will be disclosed in a new Rate Sheet. In order to get the rate indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new
Contractowners, the current Rate Sheet will be included with this prospectus.
You can also obtain the most current Rate Sheet information by contacting your registered representative or online at www.LincolnFinancial.com.

During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider. After the first
Benefit Year anniversary, the Guaranteed Annual Income amount is calculated using the Income Base on the most recent Benefit Year anniversary, as adjusted for additional Purchase Payments, Automatic Annual Step-ups, 6% Enhancements,
and subsequent Excess Withdrawals. After your first Guaranteed Annual Income withdrawal, the Guaranteed Annual Income rate will only increase on a Benefit
Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable higher age band and there has not also been a subsequent Automatic
Annual Step-up, then the Guaranteed Annual Income rate will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire
Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year. The Guaranteed Annual Income rate will be lower if your Contract Value is reduced to zero, which will result in a reduced Guaranteed Annual Income amount.

Guaranteed Annual Income payments are not available until you have reached age
55 (the younger of you or your spouse under the joint life option). If your
Contract Value is reduced to zero for any reason other than for an Excess
Withdrawal, the Guaranteed Annual Income rate and amount will be immediately reduced, as reflected on your Rate Sheet. The Guaranteed Annual Income amount payable as calculated in Table A of the Rate Sheet cannot exceed the remaining
Contract Value. However, if the total Guaranteed Annual Income amounts received in the Benefit Year your Contract Value is reduced to zero are less than the recalculated Guaranteed Annual Income amount based on Table B of the Rate
Sheet, the difference is payable for the remainder of that Benefit Year.
Otherwise, you will not be able to receive further Guaranteed Annual Income payments until the next Benefit Year anniversary. Withdrawals equal to the
Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount
Annuity Payout Option. You may not withdraw the remaining Income Base or
Enhancement Base in a lump sum. You will not be entitled to the Guaranteed
Annual Income amount if the Income Base is reduced to zero as a result of an
Excess Withdrawal. If either the Contract Value or the Income Base is reduced to zero due to an Excess Withdrawal, the rider will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base or Enhancement Base. All withdrawals will decrease the
Contract Value.


The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount impact the Income Base, the Enhancement Base, and the Contract Value.
The example assumes a 5% Guaranteed Annual Income rate and a Contract Value of
$200,000 on the rider's effective date:

    Contract Value on the rider's effective date.......................    $200,000
    Income Base and Enhancement Base on the rider's effective date.....    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 5%)...............................................    $ 10,000
    Contract Value six months after rider's effective date.............    $212,000
    Income Base and Enhancement Base six months after rider's
    effective date.....................................................    $200,000
    Withdrawal six months after rider's effective date.................    $ 10,000
    Contract Value after withdrawal ($212,000 - $10,000)...............    $202,000
    Income Base and Enhancement Base after withdrawal ($200,000 -
    $0)................................................................    $200,000
    Contract Value on first Benefit Year anniversary...................    $205,000
    Income Base and Enhancement Base on first Benefit Year
    anniversary........................................................    $205,000
    Guaranteed Annual Income amount on first Benefit Year
    anniversary ($205,000 x 5%)........................................    $ 10,250

Since there was a withdrawal during the first year, the 6% Enhancement is not available, but the Automatic Annual Step-up was available and increased the
Income Base to the Contract Value of $205,000. On the first Benefit Year anniversary, the Guaranteed Annual Income amount is $10,250 (5% x $205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income rate multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner has a
Guaranteed Annual Income amount of $2,500 (5% of $50,000 Income Base), an additional Purchase Payment of $10,000 increases the Guaranteed Annual Income amount that Benefit Year to $3,000 ($2,500 + 5% of $10,000). The Guaranteed
Annual Income payment amount will be recalculated immediately after a Purchase
Payment is added to the contract.

Automatic Annual Step-ups and 6% Enhancements will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount, after the Income Base is adjusted by a 6% Enhancement or an Automatic Annual
Step-up will be equal to the adjusted Income Base multiplied by the applicable
Guaranteed Annual Income rate.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or withdrawals made prior to age 55 (younger of you or your spouse for joint life), or withdrawals that are payable to any assignee or assignee's bank account.

When an Excess Withdrawal occurs:

1. The Income Base and the Enhancement Base are reduced by the same proportion that the Excess Withdrawal reduces the Contract Value. This means that the reduction in the Income Base and Enhancement Base could be more than the dollar amount of the withdrawal; and

2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income rate multiplied by the new (reduced)
  Income Base (after the proportionate reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments in a Benefit Year, Excess Withdrawals and additional Purchase Payments)
available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided in this prospectus if you have any questions about Excess Withdrawals.

The following example assumes a 5% Guaranteed Annual Income rate and demonstrates the impact of an Excess Withdrawal on the Income Base, Enhancement
Base, the Guaranteed Annual Income amount, and the Contract Value under Lincoln
Max 6 SelectSM Advantage.

The Contractowner makes a $12,000 withdrawal which causes an $11,816.14 reduction in the Income Base and Enhancement Base.

Prior to Excess Withdrawal:

Contract Value = $60,000
Income Base = $85,000

                                                                              95

Enhancement Base = $85,000
Guaranteed Annual Income amount = $4,250 (5% of the Income Base of $85,000)

After a $12,000 withdrawal ($4,250 is within the Guaranteed Annual Income amount, $7,750 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $4,250 and the Income Base and Enhancement Base are not reduced:

Contract Value = $55,750 ($60,000 - $4,250)
Income Base = $85,000
Enhancement Base = $85,000

The Contract Value is also reduced by the $7,750 Excess Withdrawal and the
Income Base and Enhancement Base are reduced by 13.90134%, the same proportion by which the Excess Withdrawal reduced the $55,750 Contract Value ($7,750 /
$55,750).

Contract Value = $48,000 ($55,750 - $7,750)
Income Base = $73,183.86 ($85,000 x 13.90134% = $11,816.14; $85,000 -
$11,816.14 = $73,183.86)
Enhancement Base = $73,183.86 ($85,000 x 13.90134% = $11,816.14; $85,000 -
$11,816.14 = $73,183.86)
Guaranteed Annual Income amount = $3,659.19 (5% of $73,183.86 Income Base)

On the following Benefit Year anniversary:

Contract Value = $43,000
Income Base = $73,183.86
Guaranteed Annual Income amount = $3,659.19 (5% x $73,183.86)
Enhancement Base = $73,183.86

In a declining market, Excess Withdrawals may significantly reduce your Income
Base, Enhancement Base, and Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. If the Income Base is reduced to zero due to an Excess
Withdrawal, the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal, the rider and contract will terminate. If the
Enhancement Base is reduced to zero, you will not be eligible for further 6%
Enhancements.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMD's to apply, the following must occur:

1. Lincoln's automatic withdrawal service is used to calculate and pay the RMD;

2. The RMD calculation must be based only on the value in this contract;

3. No withdrawals other than RMD's are made within the Benefit Year (except as described in the next paragraph); and

4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual
Income amount, including amounts attributable to RMDs, will be treated as
Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, and you have remaining Contract Value, you have the option of electing the Guaranteed Annual Income Amount Annuity Payout Option. If the
Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount Annuity Payout Option. If you
are receiving the Guaranteed Annual Income Amount Annuity Payout Option, the
Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the Death Benefit option in effect immediately prior to the effective date of the Guaranteed Annual Income Amount
Annuity Payout Option must be one of the following Death Benefits: the
Guarantee of Principal Death Benefit or the EGMDB. If the Account Value Death
Benefit option is in effect, the Beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option under which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Income Base multiplied by the applicable
Guaranteed Annual Income rate shown in Table B of your Rate Sheet, for life.
This option is different from other Annuity Payout options, including i4LIFE
(Reg. TM) Advantage, which are based on your Contract Value. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.


The final payment is a one-time lump-sum payment and will be equal to the sum of all Purchase Payments, decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract
Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option
will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Max 6 SelectSM Advantage
has no provision for a payout of the Income Base or Enhancement Base upon death of the Contractowner or Annuitant. In addition, Lincoln Max 6 SelectSM
Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of Lincoln Max 6 SelectSM
Advantage does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, Lincoln Max 6 SelectSM Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). Upon the first death under the joint life option, withdrawals up to the Guaranteed Annual Income amount continue to be available for the life of the surviving spouse. The
Automatic Annual Step-up will continue, if applicable, as discussed above. The
6% Enhancement will continue, if applicable, upon the first death under the joint life option. Upon the death of the surviving spouse, Lincoln Max 6
SelectSM Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

Termination. Prior to the fifth Benefit Year anniversary, the Contractowner may decide to terminate the rider to elect i4LIFE (Reg. TM) Advantage. After the fifth Benefit Year anniversary, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to
Investment Requirements. Contractowners in Florida may terminate their rider at any time after the first Benefit Year anniversary. Lincoln Max 6 SelectSM
Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Annual
  Income Amount Annuity Payout Option will continue if applicable);
o upon the election of i4LIFE (Reg. TM) Advantage;
o upon death under the single life option or the death of the surviving spouse under the joint life option;
o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o on the date the Contractowner is changed pursuant to an enforceable divorce agreement or decree; or
o upon surrender or termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Income Base or to the Enhancement Base. Upon effective termination of this rider, the benefit and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living
Benefit Rider available for purchase at that time, except i4LIFE (Reg. TM)
Advantage.

4LATER (Reg. TM) Select Advantage

4LATER (Reg. TM) Select Advantage is a Living Benefit Rider available for purchase that provides an Income Base which will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of i4LIFE
(Reg. TM) Advantage. If you elect 4LATER (Reg. TM) Select Advantage, you must later elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit in
order to receive a benefit from 4LATER (Reg. TM) Select Advantage.

Availability. 4LATER (Reg. TM) Select Advantage is available for election to new Contractowners and to current Contractowners who have previously purchased the 4LATER (Reg. TM) Advantage (Managed Risk) rider. If you elect the 4LATER
(Reg. TM) Select Advantage rider at contract issue, it will be effective on the contract's effective date. If you terminate an existing rider to elect 4LATER
(Reg. TM) Select Advantage, your new rider will be effective on the next
Valuation Date following approval by us. To elect 4LATER (Reg. TM) Select
Advantage, the Contractowner, Annuitants and Secondary Life under the joint life option must be age 85 or younger.

If 4LATER (Reg. TM) Advantage (Managed Risk) is currently in effect on your contract, and you want to terminate the existing rider and elect 4LATER (Reg.
TM) Select Advantage, we are currently waiving the five-year waiting period that is required before terminating a rider. Other than the termination of your current rider, and the waiver of the holding period, your contract will not change in any way. Any applicable existing or future surrender charges will continue to apply, as described in your contract and this prospectus. We are doing this as a customer service to you, and there is no financial incentive being provided to you, your registered representative, or to anyone else if you decide to terminate your existing 4LATER (Reg. TM) Advantage (Managed Risk)
rider and elect 4LATER (Reg. TM) Select Advantage.

Before electing 4LATER (Reg. TM) Select Advantage, you must first terminate your existing rider, and you will no longer be entitled to any of the benefits that have accrued under that rider. You cannot transfer your current Income
Base over to 4LATER (Reg. TM) Select Advantage. You should carefully compare the features and benefits provided by your existing rider to the features and benefits provided by 4LATER (Reg. TM) Select Advantage before making your decision.

                                                                              97

4LATER (Reg. TM) Select Advantage is not available for purchase with qualified contracts and is designed primarily for purchasers of nonqualifed contracts where the Contractowner and Annuitant are different people (single life option)
or with joint life benefits where the Secondary Life is not a spouse.

There is no guarantee that 4LATER (Reg. TM) Select Advantage will be available for new purchasers in the future and we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of 4LATER
(Reg. TM) Select Advantage available to new purchasers. You cannot elect the rider and any other Living Benefit Rider or any other payout option offered in your contract at the same time.

If you purchase 4LATER (Reg. TM) Select Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base. The Income Base is an amount used to calculate the Guaranteed
Income Benefit under i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit at a later date. The Income Base is not available to you as a lump sum withdrawal or as a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elect 4LATER (Reg. TM) Select Advantage at the time you purchase the contract, the Income Base will be equal to the initial
Purchase Payment. If you elect the rider after you purchase the contract, the initial Income Base will equal the Contract Value on the effective date of
4LATER (Reg. TM) Select Advantage. The maximum Income Base is $10 million. The maximum takes into consideration the total guaranteed amounts from all Lincoln
Life contracts (or contracts issued by our affiliates) in which you (and/or
Secondary Life, if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payments (not to exceed the maximum Income Base). For example, an additional Purchase Payment of $10,000 will increase the Income
Base by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the charge for 4LATER (Reg. TM) Select
Advantage will change to the then current charge in effect on the next Benefit
Year anniversary. Additional Purchase Payments will not be allowed if the
Contract Value decreases to zero for any reason, including market loss.

Each withdrawal (including withdrawals to pay the fees for Fee-Based Financial
Plans) reduces the Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Income
Base and the Contract Value. The Contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Income Base.

Prior to the withdrawal:
Contract Value = $112,000
Income Base = $125,500

After a withdrawal of $11,200, the Contract Value is reduced by 10% ($11,200)
and the Income Base is also reduced by 10%, the same proportion by which the withdrawal reduced the Contract Value ($11,200 - $112,000)

Contract Value = $100,800 ($112,000 - $11,200)
Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 =
$112,950)

In a declining market, withdrawals may significantly reduce your Income Base, and as a result will reduce your future Guaranteed Income Benefit. If the
Income Base is reduced to zero due to withdrawals, this rider will terminate.
If the Contract Value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Automatic Annual Step-up. The Income Base will automatically step-up to the
Contract Value on each Benefit Year anniversary if:

   a. the Annuitant (single life option), or the Secondary Life (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date and Persistency Credits, if applicable, added on that date, is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in years in which a withdrawal has occurred.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in the preceding Benefit Year, will be increased by
5% if:

   a. the Annuitant (as well as the Secondary Life if the joint life option is in effect) are under age 86; and


   b. if there were no withdrawals in the preceding Benefit Year; and

   c. the rider is within the Enhancement Period described below.

The Enhancement Period is a 10-year period that begins on the effective date of the rider.

Any Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base. However, any new Purchase Payment must be invested in the contract for at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any Purchase Payments made within the first
90 days after the effective date of 4LATER (Reg. TM) Select Advantage will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements as long as you meet the conditions listed above.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined above) for the
5% Enhancement in the next Benefit Year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 = $120,750 plus $10,000). The $10,000 Purchase
Payment on day 95 is not eligible for the 5% Enhancement until the second
Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal. The 5% Enhancement will occur on the following
Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

The following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement affect the Income Base and the potential for the charge to increase or decrease (assuming no withdrawals or additional Purchase Payments):

                                                                                    Potential for
                                        Contract   Income Base with                    Charge
                                          Value     5% Enhancement    Income Base     to Change
                                       ---------- ------------------ ------------- --------------

Initial Purchase Payment $50,000......  $50,000          N/A            $50,000         N/A
1st Benefit Year anniversary..........  $54,000         $52,500         $54,000         Yes
2nd Benefit Year anniversary..........  $53,900         $56,700         $56,700          No
3rd Benefit Year anniversary..........  $56,000         $59,535         $59,535          No
4th Benefit Year anniversary..........  $64,000         $62,512         $64,000         Yes

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535).

Death Prior to the Annuity Commencement Date. 4LATER (Reg. TM) Select Advantage
has no provision for a payout of the Income Base upon death of the
Contractowners or Annuitant. In addition, 4LATER (Reg. TM) Select Advantage provides no increase in value to the Death Benefit over and above what the
Death Benefit provides in the base contract. At the time of death, if the
Contract Value equals zero, no Death Benefit options (as described in this prospectus) will be in effect. Election of the 4LATER (Reg. TM) Select
Advantage does not impact the Death Benefit options available for purchase with your annuity contract. Generally all Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9), as amended.
See The Contracts - Death Benefit.

If the Contractowner is not also named as the Annuitant or the Secondary Life, upon the first death of the Annuitant or Secondary Life, the 4LATER (Reg. TM)
Select Advantage rider will continue. Upon the second death of either the
Annuitant or Secondary Life, 4LATER (Reg. TM) Select Advantage will terminate.

                                                                              99

Upon the death of the Contractowner, the 4LATER (Reg. TM) Select Advantage
rider will continue only if either Annuitant or the Secondary Life becomes the new Contractowner and payments under i4LIFE (Reg. TM) Advantage begin within one year after the death of the Contractowner.

Termination. After the fifth anniversary of the effective date of the 4LATER
(Reg. TM) Select Advantage rider, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the
Contractowner fails to adhere to the Investment Requirements. 4LATER (Reg. TM)
Select Advantage will automatically terminate:
o on the Annuity Commencement Date; or
o if the Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral; or
o upon the second death of either the Annuitant or Secondary Life; or
o when the Income Base is reduced to zero due to withdrawals;
o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 95); or
o upon termination of the underlying contract.

This termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners
who transition from 4LATER (Reg. TM) Select Advantage. Contractowners with an active 4LATER (Reg. TM) Select Advantage may purchase i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit at the terms in effect when the
Contractowner purchased 4LATER (Reg. TM) Select Advantage rider. i4LIFE (Reg.
TM) Advantage Select Guaranteed Income Benefit provides for periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period), a Death Benefit during the Access Period, and a minimum payout floor, called the Guaranteed Income Benefit. You will be required to adhere to certain Investment Requirements during the time you own
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit. See Living Benefit
Riders - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for more information.

Once you elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, you
can use the greater of the Income Base under 4LATER (Reg. TM) Select Advantage or your Account Value to establish the Guaranteed Income Benefit under i4LIFE
(Reg. TM) Advantage Select Guaranteed Income Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95.

If you elect the 4LATER (Reg. TM) Select Advantage single life option, you must purchase the i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit single life option. If you elect the 4LATER (Reg. TM) Select Advantage joint life option, you must purchase i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit joint life option.

Contractowners who elect 4LATER (Reg. TM) Select Advantage are guaranteed the ability in the future to elect i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit even if it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they elected
4LATER (Reg. TM) Select Advantage. These requirements are specifically listed in the Living Benefit Riders - Guaranteed Income Benefit with i4LIFE (Reg. TM)
Advantage section of this prospectus.

The Contractowner must elect the levelized option for Regular Income Payments.
While i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

You should consider electing i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit when you are ready to immediately start receiving i4LIFE (Reg.
TM) Advantage payments. Payments from a nonqualified contract that a person receives under i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit are
treated as "amounts received as an annuity" under section 72 of the Internal
Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income
(taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments.

i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Payout Option Rider in your contract) is an optional Annuity Payout rider you may purchase at an additional cost and is separate and distinct from other Annuity Payout options offered under your contract and described later in this prospectus. You may also purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for an additional charge. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is an Annuity Payout option that provides you with variable, periodic Regular Income Payments for life subject to certain conditions. These payouts are made during two time periods: an Access Period and a Lifetime Income Period. During the Access Period, you have access to your
Account Value, which means you may surrender the contract, make withdrawals, and have a Death Benefit. During the Lifetime Income Period, you no longer have access to your Account Value. You choose the length of the Access Period when you select i4LIFE (Reg. TM) Advantage; the Lifetime Income Period begins immediately after the Access Period ends and continues until your death (or the death of a Secondary Life, if later). i4LIFE (Reg. TM) Advantage is different from other Annuity Payout options provided by Lincoln because with i4LIFE (Reg.
TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed
Income Benefit which provides a minimum payout floor for


your Regular Income Payments. You choose when you want to receive your first
Regular Income Payment and the frequency with which you will receive Regular
Income Payments. The initial Regular Income Payment is calculated from the
Account Value on a date no more than 14 days prior to the date you select to begin receiving the Regular Income Payments. This calculation date is called the Periodic Income Commencement Date, and is the same date the Access Period begins. Regular Income Payments must begin within one year of the date you elect i4LIFE (Reg. TM) Advantage. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable.
This option is available on nonqualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP market).
This option is subject to a charge while the i4LIFE (Reg. TM) Advantage is in effect computed daily on the Account Value. See Charges and Other Deductions -
i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is available for contracts with a Contract Value of at least $50,000 and may be elected at the time of application or at any time before any other Annuity Payout option under this contract is elected by sending a completed i4LIFE (Reg. TM) Advantage election form to our Home
Office. When you elect i4LIFE (Reg. TM) Advantage, you must choose the
Annuitant, Secondary Life, if applicable, and make several choices about your
Regular Income Payments. The Annuitant and Secondary Life may not be changed after i4LIFE (Reg. TM) Advantage is elected. For qualified contracts, the
Secondary Life must be the spouse. See i4LIFE (Reg. TM) Advantage Death
Benefits regarding the impact of a change to the Annuitant prior to the i4LIFE
(Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA contracts is only available if the Annuitant and Secondary Life, if applicable, are age 591/2 or older at the time the rider is elected. i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit must be elected by age 80 on IRA contracts or age 95 on nonqualified contracts.
Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional Purchase
Payments may be made during the Access Period for an IRA annuity contract, unless a Guaranteed Income Benefit has been elected. If the Guaranteed Income
Benefit option has been elected on an IRA contract, additional Purchase
Payments may be made until the initial Guaranteed Income Benefit is calculated.
Additional Purchase Payments will not be accepted after the Periodic Income
Commencement Date for a nonqualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among Subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date.
However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity
Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage, the Death Benefit option that you previously elected will become the Death Benefit election under i4LIFE (Reg.
TM) Advantage, unless you elect a less expensive Death Benefit option. If you had previously elected EEB Death Benefit, you must elect a new Death Benefit.
Existing Contractowners with the Account Value Death Benefit who elect i4LIFE
(Reg. TM) Advantage must choose the i4LIFE (Reg. TM) Advantage Account Value
Death Benefit. The amount paid under the new Death Benefit may be less than the amount that would have been paid under the Death Benefit provided before i4LIFE
(Reg. TM) Advantage began(if premium taxes have been deducted from the Contract
Value). See The Contracts - i4LIFE (Reg. TM) Advantage Death Benefits.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the Periodic Income Commencement
Date. The Access Period is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a Death Benefit, and during which you may surrender the contract and make withdrawals from your
Account Value (defined below). At the end of the Access Period, the remaining
Account Value is used to make Regular Income Payments for the rest of your life
(or the Secondary Life if applicable). This is called the Lifetime Income
Period. During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a Death Benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.

We will establish the minimum (currently 5 years) and maximum (currently the length of time between your current age and age 115 for nonqualified contracts or to age 100 for qualified contracts) Access Periods at the time you elect
i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, you may extend or shorten the length of the Access
Period subject to Home Office approval. Additional restrictions may apply if you are under age 591/2 when you request a change to the Access Period.
Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new
Access Period will be applied to continue Regular Income Payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage
contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit. Shortening the Access Period will terminate the Guaranteed Income Benefit. See Guaranteed
Income Benefit with i4LIFE (Reg. TM) Advantage.

Account Value. The initial Account Value is the Contract Value on the Valuation
Date i4LIFE (Reg. TM) Advantage is effective (or your initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a
Valuation Date will equal the total value of all of the Contractowner's
Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments and Guaranteed Income Benefit
payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life and the Account Value will be reduced to zero.

                                                                             101

Regular Income Payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic Regular Income Payments for as long as an
Annuitant (or Secondary Life, if applicable) is living and access to your
Account Value during the Access Period. When you elect i4LIFE (Reg. TM)
Advantage, you will have to choose the date you will receive the initial
Regular Income Payment. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. Regular
Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. You also select when the Access Period ends and when the
Lifetime Income Period begins. You must also select the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the Assumed Investment
Return ("AIR"). These choices will influence the amount of your Regular Income
Payments.

If you do not choose a payment frequency, the default is a monthly frequency.
In most states, you may also elect to have Regular Income Payments from nonqualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income
Payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the AIR.
AIR rates of 3%, 4%, 5%, or 6% may be available. Certain states limit the availability of 5% or 6% AIR. See your registered representative for availability. The higher the AIR you choose, the higher your initial Regular
Income Payment will be and the higher the return must be to increase subsequent
Regular Income Payments. You also choose the length of the Access Period. At this time, changes to the Access Period can only be made on Periodic Income
Commencement Date anniversaries.

Regular Income Payments are not subject to any applicable Interest Adjustments.
See Charges and Other Deductions. For information regarding income tax consequences of Regular Income Payments, see Federal Tax Matters.

The amount of the initial Regular Income Payment is determined on the Periodic
Income Commencement Date by dividing the Contract Value (or Purchase Payment if elected at contract issue), less applicable premium taxes by 1,000 and multiplying the result by an annuity factor. The annuity factor is based upon:
     o the age and sex of the Annuitant and Secondary Life, if applicable;
     o the length of the Access Period selected;
     o the frequency of the Regular Income Payments;
     o the AIR selected; and
     o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a Death Benefit of the entire Account Value will be paid to your Beneficiary upon your death. These benefits during the Access
Period result in a slightly lower Regular Income Payment, during both the
Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum Death Benefit of the full Account
Value was payable. (The Contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the
Lifetime Income Period, with no further access or Death Benefit.

The Account Value will vary with the actual net investment return of the
Subaccounts selected and the interest credited on the fixed account, which then determines the subsequent Regular Income Payments during the Access Period.
Each subsequent Regular Income Payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable
Valuation Date by 1,000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the AIR to determine subsequent Regular Income Payments. If the actual net investment return (annualized) for the contract exceeds the AIR, the
Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the AIR, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the AIR, the
Regular Income Payment for the next year will increase by approximately 3%.
Conversely, if actual net investment return is 3% lower than the AIR, the
Regular Income Payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income
Payments will be recalculated and could be increased or reduced, based on the
Account Value following the withdrawal.

For a joint life option, if either the Annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse's death.

For nonqualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent
Regular Income Payment and Regular Income Payments will continue until the
Account Value is fully paid out and the Access Period ends. For qualified contracts, if


the Annuitant and Secondary Life, if applicable, both die during the Access
Period, i4LIFE (Reg. TM) Advantage (and any Guaranteed Income Benefit if
applicable) will terminate.

Regular Income Payments during the Lifetime Income Period. The Lifetime Income
Period begins at the end of the Access Period if either the Annuitant or
Secondary Life is living. Your earlier elections regarding the frequency of
Regular Income Payments, AIR and the frequency of the recalculation do not change. The initial Regular Income Payment during the Lifetime Income Period is determined by dividing the Account Value on the last Valuation Date of the
Access Period by 1,000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
     o the age and sex of the Annuitant and Secondary Life (if living);
     o the frequency of the Regular Income Payments;
     o the AIR selected; and
     o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income
Payments, the contract is credited with a fixed number of Annuity Units equal to the initial Regular Income Payment (during the Lifetime Income Period)
divided by the Annuity Unit value (by Subaccount). Subsequent Regular Income
Payments are determined by multiplying the number of Annuity Units per
Subaccount by the Annuity Unit value. Your Regular Income Payments will vary based on the value of your Annuity Units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to
Lincoln Life's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your Regular Income Payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the Annuity Units.

Regular Income Payments will continue for as long as the Annuitant or Secondary
Life, if applicable, is living, and will continue to be adjusted for investment performance of the Subaccounts your Annuity Units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.

During the Lifetime Income Period, there is no longer an Account Value;
therefore, no withdrawals are available and no Death Benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.

i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM)
Advantage Account Value Death Benefit is available during the Access Period.
This Death Benefit is equal to the Account Value as of the Valuation Date on which we approve the payment of the death claim. You may not change this Death
Benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE
(Reg. TM) Advantage Guarantee of Principal Death Benefit is available during the Access Period and will be equal to the greater of:
     o the Account Value as of the Valuation Date we approve the payment of the claim; or
     o the sum of all Purchase Payments, less the sum of Regular Income
Payments and other withdrawals where:
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Contract Value or Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your Death Benefit:

                                                                             103

    i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.................  $200,000
    Regular Income Payment..........................................................  $ 25,000
    Account Value at the time of additional withdrawal..............................  $150,000
    Additional withdrawal...........................................................  $ 15,000

    Death Benefit Value after Regular Income Payment = $200,000 - $25,000 = $175,000
    Reduction in Death Benefit value for withdrawal = $175,000 x 10% = $17,500
    Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500

    i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.................
    Regular Income Payment..........................................................
    Account Value at the time of additional withdrawal..............................
    Additional withdrawal........................................................... ($15,000/$150,000=10% withdrawal)

    Death Benefit Value after Regular Income Payment = $200,000 - $25,000 = $175,000
    Reduction in Death Benefit value for withdrawal = $175,000 x 10% = $17,500
    Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500

The Regular Income Payment reduced the Death Benefit by $25,000 and the additional withdrawal caused a 10% reduction in the Death Benefit, the same percentage that the withdrawal reduced the Account Value.

During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value Death Benefit by contacting us in writing at our
Home Office. We will effect the change in Death Benefit on the Valuation Date we receive the request, at our Home Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:
     o the Account Value as of the Valuation Date on which we approve the payment of the claim; or
     o the sum of all Purchase Payments, less the sum of Regular Income
Payments and other withdrawals where:
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment or in the same proportion that Regular Income Payments reduce the
      Account Value, depending on the terms of your contract; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election; or
  o the highest Account Value or Contract Value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective (determined before the allocation of any Purchase Payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or Contract Value is increased by Gross Purchase Payments and is decreased by Regular Income
    Payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or Contract Value is obtained. Regular Income
    Payments and withdrawals are deducted in the same proportion that Regular
    Income Payments and withdrawals reduce the Contract Value or Account
    Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive Death Benefit option) in the base contract and this Death
Benefit was in effect when you purchased i4LIFE (Reg. TM) Advantage, we will look at the Contract Value before i4LIFE (Reg. TM) Advantage and the Account
Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the
i4LIFE (Reg. TM) Advantage Guarantee of Principal or the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit by contacting us in writing at the Home
Office. We will effect the change in Death Benefit on the Valuation Date we receive the request, at our Home Office, and we will begin deducting the lower
i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage EGMDB.

General Death Benefit Provisions. For all Death Benefit options, following the
Access Period, there is no Death Benefit. The Death Benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the Contractowner, joint owner or Annuitant during the life of the contract, for any reason other than death, the only Death Benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage Account Value
Death Benefit. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse's death.

For nonqualified contracts, upon the death of the Contractowner, joint owner or
Annuitant, the Contractowner (or Beneficiary) may elect to terminate the contract and receive full payment of the Death Benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the
Secondary Life, who is not also an owner, only the surrender value is paid.


If you are the owner of an IRA annuity contract, and there is no Secondary
Life, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse Beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

If a death occurs during the Access Period, the value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim.
Approval of payment will occur upon our receipt of all the following:

   1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

   2. written authorization for payment; and

   3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved by us. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable. The excess, if any, of the Death Benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

A Guaranteed Income Benefit may be available for purchase when you elect i4LIFE
(Reg. TM) Advantage which ensures that your Regular Income Payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. There are two versions of i4LIFE (Reg.
TM)Advantage Guaranteed Income Benefit currently available for purchase (unless you are guaranteed the right to elect a prior version under the terms of another Living Benefit Rider) - i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit and i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk).

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is an optional feature that provides a Guaranteed Income Benefit and requires that you adhere to certain Investment Requirements. See Investment Requirements in this prospectus for more information about the Investment Requirements applicable to your version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. You will be subject to those Investment Requirements for the entire time you own the rider.
Failure to comply with the Investment Requirements will result in the termination of the rider. See i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit - Termination for more information.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased a Living Benefit Rider prior to electing i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit. Refer to the 4LATER (Reg. TM)
Advantage section of this prospectus for a discussion of the 4LATER (Reg. TM)
Guaranteed Income Benefit.

Additional Gross Purchase Payments cannot be made to a contract with the
Guaranteed Income Benefit. You are also limited in how much you can invest in certain Subaccounts. See the Contracts - Investment Requirements. The version of the Guaranteed Income Benefit, the date that you purchased it, and/or whether you previously owned a Living Benefit Rider will determine which
Investment Requirement option applies to you.

There is no guarantee that any version of i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit Riders.
However, a Contractowner with Lincoln Lifetime IncomeSM Advantage, Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) (including Lincoln Lifetime
IncomeSM Advantage 2.0), Lincoln Market Select (Reg. TM) Advantage, 4LATER
(Reg. TM) Select Advantage or 4LATER (Reg. TM) Advantage (Managed Risk) who
decides to terminate that rider to purchase i4LIFE (Reg. TM) Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in another rider. In certain states the total annual Guaranteed
Income Benefit that would otherwise be payable may be subject to a maximum amount. Please refer to your contract or contact your registered representative for more information.

You may elect any available version of the Guaranteed Income Benefit when you elect i4LIFE (Reg. TM) Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time. You may choose not to purchase the Guaranteed Income Benefit at the time you purchase
i4LIFE (Reg. TM) Advantage by indicating that you do not want the i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit on the election form at the time that you purchase i4LIFE (Reg. TM) Advantage. If you intend to use the Guaranteed
Amount or the Income Base from a previously elected Living Benefit Rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income
Benefit at the time you elect i4LIFE (Reg. TM) Advantage.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. See i4LIFE (Reg. TM) Advantage -
General i4LIFE (Reg. TM) Provisions for an example.

                                                                             105

Contractowners with Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or
4LATER (Reg. TM) Advantage (Managed Risk) who wish to elect i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit must elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk). Contractowners with Lincoln Market
Select (Reg. TM) Advantage, 4LATER (Reg. TM) Select Advantage or Lincoln
SmartSecurity (Reg. TM) Advantage who wish to elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit must elect i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit. Please refer to your Living Benefit Rider regarding the availability of prior versions of Guaranteed Income Benefit.

Select Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income
Benefit is elected.

The initial Guaranteed Income Benefit percentages applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentage may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This percentage structure is intended to help us provide the guarantees under the rider. The initial Guaranteed Income Benefit percentages for new rider elections may be higher or lower than prior percentages, but for existing Contractowners that have elected the rider, your Guaranteed Income
Benefit percentages will not change as a result.

The initial Guaranteed Income Benefit percentages applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate
Sheet. The Rate Sheet indicates the Guaranteed Income Benefit percentage, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that rate. The percentages may change with each Rate Sheet and may be higher or lower than the percentages on the previous Rate Sheet. The percentages will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the
Guaranteed Income Benefit percentages for the next effective period will be disclosed in a new Rate Sheet. In order to get the percentage indicated in a
Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new Contractowners, current Rate Sheets will be included with the prospectus.
For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet by contacting your registered representative or online at
www.LincolnFinancial.com. Guaranteed Income Benefit percentages from previous effective periods are included in an appendix to this prospectus.

Guaranteed Income Benefit (Managed Risk) and Guaranteed Income Benefit (version
4). The following discussion applies to both Guaranteed Income Benefit (Managed
Risk) and Guaranteed Income Benefit (version 4) unless otherwise specified. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The current specified percentages and the corresponding age-bands for calculating the initial Guaranteed Income Benefit under Guaranteed Income Benefit (Managed
Risk) are outlined in the table below for riders. The percentages and age-bands for Guaranteed Income Benefit (Managed Risk and version 4) elected during previous effective periods can be found in an Appendix to this prospectus.
Guaranteed Income Benefit (version 4) is only available for purchase if you are guaranteed the right to elect a prior version under another Living Benefit
Rider. (i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk and
version 4) are not available to Lincoln SmartSecurity (Reg. TM) Advantage purchasers.)

 Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for:

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) elections or for purchasers of
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER (Reg. TM)
                           Advantage (Managed Risk)
                           on or after May 20, 2013.

            Single Life Option                                Joint Life Option
-------------------------------------------    -----------------------------------------------
                                                        Age
                     Percentage of Account      (younger of you and      Percentage of Account
       Age           Value or Income Base*       your spouse's age)      Value or Income Base*
----------------    -----------------------    ---------------------    ----------------------

  Under age 40              2.50%                  Under age 40                 2.50%
     40 - 54                3.00%                    40 - 54                    3.00%
     55 - 58                3.50%                    55 - 58                    3.50%
     59 - 64                4.00%                    59 - 69                    4.00%
     65 - 69                4.50%                    70 - 74                    4.50%
     70 - 79                5.00%                    75 - 79                    5.00%
       80+                  5.50%                      80+                      5.50%

*  Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may
   use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income
   Benefit. Purchasers of 4LATER (Reg. TM) Advantage (Managed Risk) may use
   any remaining Income Base to establish the initial Guaranteed Income
   Benefit.


Please note that Guaranteed Income Benefit percentages for prior effective periods are in an Appendix to this prospectus.

General Provisions. For all versions of the Guaranteed Income Benefit, if the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is
the minimum payment you will receive. If the market performance in your contract is sufficient to provide Regular Income Payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your Regular Income Payment. If your Regular Income
Payment is less than the Guaranteed Income Benefit, we will reduce the Account
Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the Guaranteed Income
Benefit (in other words, Guaranteed Income Benefit payments reduce the Account
Value by the entire amount of the Guaranteed Income Benefit payment). (Regular
Income Payments also reduce the Account Value.) This payment will be made from the variable Subaccounts and the fixed account proportionately, according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the
Guaranteed Income Benefit, we will continue to pay you an amount equal to the
Guaranteed Income Benefit. If your Account Value reaches zero, your Access
Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your Death Benefit. If your Account Value equals zero, no Death Benefit will be paid. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period
ends, we will continue to pay the Guaranteed Income Benefit for as long as the
Annuitant (or the Secondary Life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM)
Account Value:

    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190

The Contractowner receives an amount equal to the Guaranteed Income Benefit.
The entire amount of the Guaranteed Income Benefit is deducted from the Account
Value.

The Guaranteed Income Benefit will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For nonqualified contracts, the step-up will occur annually on the first Valuation Date on or after each
Periodic Income Commencement Date anniversary starting on the first Periodic
Income Commencement Date anniversary. For qualified contracts, the step-up will occur annually on the Valuation Date of the first periodic income payment of each calendar year. The first step-up is the Valuation Date of the first periodic income payment in the next calendar year following the Periodic Income
Commencement Date.

The following example illustrates how the initial Guaranteed Income Benefit is calculated for a Contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The example assumes a 4% percentage was used to calculate the Guaranteed Income Benefit, and that the Account Value has increased due to positive investment returns resulting in a higher recalculated Regular Income Payment. See Living Benefit
Riders - i4LIFE (Reg. TM) Advantage - Regular Income Payments during the Access
Period for a discussion of recalculation of the Regular Income Payment.

8/1/2016 Amount of initial Regular Income Payment.............................  $  4,801
8/1/2016 Account Value at election of Guaranteed Income Benefit...............  $100,000
8/1/2016 Initial Guaranteed Income Benefit (4.0% x $100,000 Account Value)....  $  4,000
8/1/2017 Recalculated Regular Income Payment..................................  $  6,000
8/1/2017 Guaranteed Income Benefit after step-up (75% of $6,000)..............  $  4,500

The Guaranteed Income Benefit was increased to 75% of the recalculated Regular
Income Payment.

The next section describes any differences in how the Guaranteed Income Benefit works for Guaranteed Income Benefit (version 3), Guaranteed Income Benefit
(version 2) and Guaranteed Income Benefit (version 1). All other features of the Guaranteed Income Benefit not discussed below are the same as in General
Provisions above.

Guaranteed Income Benefit (version 3). Guaranteed Income Benefit (version 3)
was available for purchase on or after October 6, 2008 to December 31, 2010 or when Guaranteed Income Benefit (version 4) was approved in your state, whichever occurred later

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

(unless version 3 is available for election at any time per the terms of your
Living Benefit Rider). For Guaranteed Income Benefit (version 3) the Guaranteed
Income Benefit is initially equal to 75% of the Regular Income Payment (which is based on your Account Value as defined in the i4LIFE (Reg. TM) Advantage rider section) in effect at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. The step-up will occur on every
Periodic Income Commencement Date anniversary during a 5-year step-up period.
At the end of a step-up period you may elect a new step-up period by submitting a written request to the Home Office. If you prefer, when you start the
Guaranteed Income Benefit, you can request that we administer this election for you.

Guaranteed Income Benefit (version 2). Guaranteed Income Benefit (version 2)
was available for election prior to October 6, 2008 (unless version 2 is available for election at any time per the terms of your Living Benefit Rider).
For Guaranteed Income Benefit (version 2) the Guaranteed Income Benefit is initially equal to 75% of the Regular Income Payment (which is based on your
Account Value as defined in the i4LIFE (Reg. TM) Advantage rider section) in effect at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit will automatically step-up every three years on the Periodic Income Commencement Date anniversary to 75% of the current Regular
Income Payment, if the result is greater than the immediately prior Guaranteed
Income Benefit. The step-up will occur on every third Periodic Income
Commencement Date anniversary during a 15-year step-up period. At the end of a step-up period, you may elect a new 15-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the
Guaranteed Income Benefit, you can request that we administer this election for you.

Guaranteed Income Benefit (version 1). If you have Guaranteed Income Benefit
(version 1), your Guaranteed Income Benefit will not step-up on an anniversary, but will remain level. This version is no longer available for election.

The next section describes certain guarantees in Living Benefit Riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). Contractowners who
elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) who wish to transition to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit may elect
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) in
accordance with the same terms set out above. If this decision is made, the
Contractowner can use the greater of the Income Base under Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, or the Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk). The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or
Income Base) based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

Lincoln Market Select (Reg. TM) Advantage. Contractowners who purchase Lincoln
Market Select (Reg. TM) Advantage and wish to transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit are guaranteed the right, in the future, to elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, even if it is no longer available for purchase. They are also guaranteed that the
Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased Lincoln Market
Select (Reg. TM) Advantage.

If this decision is made, you can use the greater of the Income Base under
Lincoln Market Select (Reg. TM) Advantage reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up or the Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base)
based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit percentage applicable to Lincoln Market Select
(Reg. TM) Advantage riders elected is set forth in a supplement to this prospectus called a Rate Sheet. See the Select Guaranteed Income Benefit
sections above for more information about the Rate Sheet. The Guaranteed Income
Benefit percentage applicable to Lincoln Market Select (Reg. TM) Advantage riders elected during previous effective periods can be found in an Appendix to this prospectus.

4LATER (Reg. TM) Select Advantage. Contractowners who elect 4LATER (Reg. TM)
Select Advantage and wish to transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit are guaranteed the right, in the future, to elect
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, even if it is no longer available for purchase. They are also guaranteed that the Guaranteed
Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased 4LATER (Reg. TM) Select
Advantage.

If this decision is made, you can use the greater of the Income Base under
4LATER (Reg. TM) Select Advantage or the Account Value to establish the
Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base)
based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit percentages applicable to new 4LATER (Reg. TM)
Select Advantage rider elections are set forth in a supplement to this prospectus called a Rate Sheet. See the Select Guaranteed Income Benefit
section above for more information about the Rate Sheet. The Guaranteed Income
Benefit percentage applicable to 4LATER (Reg. TM) Select Advantage riders elected during previous effective periods can be found in an Appendix to this prospectus.


Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchased Lincoln
Lifetime IncomeSM Advantage 2.0 who wish to transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit are guaranteed the right, in the future, to elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) even though it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased Lincoln
Lifetime IncomeSM Advantage 2.0. If this decision is made, the Contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all
Guaranteed Annual Income payments since the last Automatic Annual Step-up or since the rider's effective date (if there has not been an Automatic Annual
Step-up) if greater than the Account Value to establish the Guaranteed Income
Benefit at the terms in effect for the purchasers of this rider. The initial
Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base) based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income
Benefit is elected.

Lincoln SmartSecurity (Reg. TM) Advantage. Contractowners who purchased Lincoln
SmartSecurity (Reg. TM) Advantage may elect the i4LIFE (Reg. TM) Advantage
Select Guaranteed Income Benefit. At the time the initial Guaranteed Income
Benefit is determined, the remaining Guaranteed Amount (if greater than the
Account Value), will be used to calculate the Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be equal to the applicable percentage based on the age of the younger of the Contractowner and the Secondary Life
(joint life), at the time the Guaranteed Income Benefit is elected, multiplied by the remaining Guaranteed Amount (if greater than the Account Value), will be used to calculate the Guaranteed Income Benefit.

The Guaranteed Income Benefit percentage applicable to Contractowners who transition from Lincoln SmartSecurity (Reg. TM) Advantage to Select Guaranteed
Income Benefit are set forth in a supplement to this prospectus, called a Rate
Sheet. Lincoln SmartSecurity (Reg. TM) Advantage purchasers use the date of the
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit election to determine the percentage applicable to their contracts. See the Select
Guaranteed Income Benefit section above for more information about the Rate
Sheet.

4LATER (Reg. TM) Advantage (Managed Risk). Contractowners who elected 4LATER
(Reg. TM) Advantage (Managed Risk) must transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (Managed Risk) in accordance with the same terms set out above for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk). When this decision is made, the Contractowner can use the greater of the Income Base under 4LATER (Reg. TM) Advantage (Managed Risk) or the Account Value to calculate the amount of the initial Guaranteed Income
Benefit. All other provisions of i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) apply.

Lincoln Lifetime IncomeSM Advantage. Contractowners who purchased Lincoln
Lifetime IncomeSM Advantage are guaranteed that they may use the remaining
Guaranteed Amount (if greater than the Account Value) at the time the
Guaranteed Income Benefit is determined, to increase the Guaranteed Income
Benefit (version 2 or version 3 only). The Guaranteed Income Benefit will be increased by the ratio of the remaining Guaranteed Amount to the Contract Value at the time the initial i4LIFE (Reg. TM) Advantage payment is calculated. In other words, the Guaranteed Income Benefit will equal 75% of the initial
Regular Income Payment times the remaining Guaranteed Amount divided by the
Contract Value, if the Guaranteed Amount is greater than the Contract Value.
See the Lincoln Lifetime IncomeSM Advantage - i4LIFE (Reg. TM) Advantage Option
section for an example of calculation of the Guaranteed Income Benefit using the purchased Lincoln Lifetime IncomeSM Advantage Guaranteed Amount.

Contractowners who purchased Lincoln Lifetime IncomeSM Advantage may also choose to transition the version of the Guaranteed Income Benefit that is then currently available; however, only the Account Value and not the Guaranteed
Amount will be used to establish the Guaranteed Income Benefit.

The following is an example of how the Guaranteed Amount or the Income Base from another Living Benefit Rider may be used to calculate the i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit. The example assumes that a 4.5% Guaranteed
Income Benefit percentage is used to calculate the initial Guaranteed Income
Benefit.

    Account Value (equals Contract Value on date i4LIFE (Reg. TM) Advantage
    Guaranteed Income Benefit is elected)..................................    $100,000
    Guaranteed Amount/Income Base on date i4LIFE (Reg. TM) Advantage
    Guaranteed Income Benefit is elected...................................    $140,000
    Initial Regular Income Payment.........................................    $  5,411
    Initial Guaranteed Income Benefit (4.5% x $140,000 Guaranteed
    Amount/Income Base which is greater than $100,000 Account
    Value).................................................................    $  6,300

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:
  o A 3% AIR will be used to calculate the Regular Income Payment under Select
    Guaranteed Income Benefit; a 4% AIR will be used to calculate the Regular
    Income Payments under all other versions of Guaranteed Income Benefit;
  o The minimum Access Period required for Guaranteed Income Benefit (version
    4) is the longer of 20 years (15 years for versions 2 and 3) or the difference between your age (nearest birthday) and age 100 (age 90 for version 4 prior to May 21, 2012; age 85 for versions 2 and 3). The minimum
    Access Period required for i4LIFE (Reg. TM) Advantage Select Guaranteed
    Income Benefit

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

    and i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) is
    the longer of 20 years or the difference between your age (nearest birthday) and age 90. We may change this Access Period requirement prior to election of the Guaranteed Income Benefit. Different minimum Access
    Period requirements may apply if you use the greater of the Account Value or Income Base (less amounts paid since the last automatic step-up) under
    Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), Lincoln Lifetime
    IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage (Managed Risk) to
    calculate the Guaranteed Income Benefit as set forth below:

                                  Minimum Access Period
                                            Elections of i4LIFE (Reg. TM) Advantage prior
                                                 to the 5th Benefit Year anniversary

 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 on or after April 2, 2012   between your age and age 100
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 (Managed Risk)              between your age and age 90
 Purchasers of 4LATER (Reg. TM) Advantage
 (Managed Risk)
 Purchasers of Lincoln Lifetime IncomeSM
 Advantage 2.0 prior to April 2, 2012

                                            Elections of i4LIFE (Reg. TM) Advantage on and
                                                after the 5th Benefit Year anniversary

 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 on or after April 2, 2012   between your age and age 95
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 15 years or the difference
 Advantage 2.0 (Managed Risk)              between your age and age 85
 Purchasers of 4LATER (Reg. TM) Advantage
 (Managed Risk)
 Purchasers of Lincoln Lifetime IncomeSM
 Advantage 2.0 prior to April 2, 2012

     o The maximum Access Period available is to age 115 for nonqualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your Regular Income Payment will be reduced. For versions
1, 2 and 3 of the Guaranteed Income Benefit, an extension of your Access Period will also reduce your i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit in proportion to the reduction in the Regular Income Payment. This reduction of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit does not apply to
Select Guaranteed Income Benefit, Guaranteed Income Benefit (Managed Risk) or
Guaranteed Income Benefit (version 4). If you choose to shorten your Access
Period, i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate.
Refer to the example in the 4LATER (Reg. TM) Guaranteed Income Benefit section of this prospectus.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
     o the death of the Annuitant (or the later of the death of the Annuitant or Secondary Life if a joint payout was elected); or
     o a Contractowner requested decrease in the Access Period or a change to the Regular Income Payment frequency; or
     o upon written notice from the Contractowner to us; or
     o assignment of the contract; or
     o failure to comply with Investment Requirements.

A termination due to a decrease in the Access Period, a change in the Regular
Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement
Date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified. However, if you used the greater of the Account
Value or Income Base under a previously held Living Benefit Rider to establish the Guaranteed Income Benefit, any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE (Reg. TM) Advantage election.
If you used your Lincoln Lifetime IncomeSM Advantage Guaranteed Amount to
establish the Guaranteed Income Benefit, you must keep i4LIFE (Reg. TM)
Advantage and the Guaranteed Income Benefit in effect for at least 3 years. If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may
be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage Regular Income Payment will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit is available with nonqualified and qualified (IRAs and Roth IRAs) contracts. The Contractowner must be under age
96 for nonqualified contracts and under age 81 for qualified contracts at the time this rider is elected. Select Guaranteed Income Benefit and Guaranteed
Income Benefit (Managed Risk) are the only versions of the Guaranteed Income
Benefit currently available for election unless you are guaranteed the right to elect a prior version under the terms of your Living Benefit Rider.

Withdrawals. You may request a withdrawal at any time prior to or during the
Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments and Guaranteed Income Benefit payments, if applicable, will be recalculated. The Guaranteed Income Benefit is reduced proportionately. Withdrawals may have tax consequences. See Federal Tax
Matters. The Interest Adjustment may apply.


The following example demonstrates the impact of a withdrawal on the Regular
Income Payments and the Guaranteed Income Benefit payments:

        i4LIFE (Reg. TM) Regular Income Payment before additional withdrawal..............    $  1,200
        Guaranteed Income Benefit before additional withdrawal............................    $    900
        Account Value at time of additional withdrawal....................................    $150,000
        Additional withdrawal.............................................................    $ 15,000   (a 10% withdrawal)

        Reduction in Guaranteed Income Benefit for additional withdrawal = $900 x 10% = $90
        Guaranteed Income Benefit after additional withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further Regular Income Payments will be made. The Interest Adjustment may apply.

Termination. You may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next Valuation Date after we receive the notice.

For IRA annuity contracts, upon termination, the i4LIFE (Reg. TM) Advantage charge will end and the Separate Account Annual Expenses for the Death Benefit
you have elected will resume. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM)
Advantage.

For nonqualified contracts, your i4LIFE (Reg. TM) Advantage Death Benefit will terminate, and the Account Value Death Benefit will be in effect. The i4LIFE
(Reg. TM) Advantage charge will end, and the charge for the Account Value Death
Benefit will begin. All earnings in the contract will be subject to income taxation in the year of the termination. A termination will be treated as a surrender for income tax purposes. If you choose to keep your underlying contract in force, this transaction will be treated as a repurchase for purposes of calculating future income taxes. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM) Advantage.

Lincoln Long-Term CareSM Advantage

The Lincoln Long-Term CareSM Advantage Rider (the "LTC Rider") provides a way to manage the potential impact of long-term care expenses. The LTC Rider provides the potential to receive as LTC Benefits your Purchase Payments plus an additional amount equal to two times your Purchase Payments. These benefits are paid to you income tax-free. In addition, you have the opportunity to increase your tax-free long-term care benefits if there is investment gain in your contract. The LTC Rider provides monthly benefit payments ("Long-Term Care
Benefits" or "LTC Benefits") in the event: (1) you are "Chronically Ill," which means you are either unable to perform two out of six functional activities of daily living (such as feeding yourself, bathing, or dressing) or you suffer from a severe cognitive impairment that requires substantial supervision, and
(2) you are receiving long-term care services that qualify for coverage under the LTC Rider ("Long-Term Care Services"). Long-Term Care Services include, but are not limited to, nursing home care, hospice care, adult day care, assisted living services, home health care and rehabilitative services.

If you purchase the LTC Rider, you may not make any additional Purchase
Payments more than 90 days from the contract date. Accordingly, you should plan on making enough Purchase Payments to fund your anticipated needs under the contract during the first 90 days. Even then, the LTC Rider may not cover all of the long-term care expenses incurred by you during the period of coverage.
On the other hand, you may never need long-term care services or, even if you do, you may never qualify to receive any of the benefits provided under this
LTC Rider even though you have paid a charge(s) for the LTC Rider. Accordingly, we strongly advise you to review carefully all contract and rider limitations.
The risks associated with the LTC Rider are outlined below.

The LTC Rider, if purchased, must be elected at the time you purchase your contract and may not be added to existing contracts. While the LTC Rider is in force, you may not purchase any of the other Living Benefit Riders that we offer. By purchasing the LTC Rider, you will be limited in how you may invest and must adhere to Investment Requirements. See The Contracts - Investment
Requirements. There is no guarantee that the LTC Rider will be available in the future, as we reserve the right to discontinue the benefit at any time. In addition, we may make different versions of the LTC Rider available.

References to Purchase Payment in the Lincoln Long-Term CareSM Advantage
description refer to Gross Purchase Payments.

The features and charges for this rider and also the terms and definitions will vary in certain states. You should discuss the specific provisions applicable to your state with your registered representative. Your rider will contain the specific provisions applicable to you.

Why would I want to purchase the LTC Rider? Some of the reasons why you may consider purchasing the LTC Rider are:
o you would like to pay for Long-Term Care Services by withdrawing your
Contract Value on a tax-free basis ;

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

o for the potential of receiving, in addition to your Contract Value, up to two times your Gross Purchase Payments in tax-free LTC Benefit payments that we pay from our own assets in our general account during the Extension Benefit period;
o for the favorable tax treatment of the charges deducted in order to pay for the LTC Rider (compared to taking a withdrawal from an annuity contract to pay premiums on a traditional stand-alone long-term care insurance policy);
o for the opportunity to receive investment gain in the contract as tax-free
LTC Benefits, if you purchase the Growth Benefit option;
o you want long-term care insurance, but want to retain the ability to access your Contract Value for emergencies (although this could reduce or terminate the LTC Rider), a feature that may not be available in stand-alone long-term care insurance policies; and
o you want long-term care insurance, but at the same time you want to retain the ability to have a Death Benefit, a feature that may not be available in stand-alone long-term care insurance policies (although you should understand that Acceleration Benefit payments and Growth Benefit payments are considered withdrawals that reduce the amount of the Death Benefit).

Are there ways I can pay long-term care expenses under the contract other than by purchasing the LTC Rider?
o You can always access your Contract Value through conventional withdrawals from your contract, even if you have not elected to purchase the LTC Rider.
  However, withdrawals may be subject to income taxes (as investment gains, if any, are deemed to be withdrawn first), and if taken before age 591/2, penalty taxes. Such withdrawals also would be limited to your Contract
  Value, which may decrease. Withdrawals may be taken to cover long-term care expenses for yourself or anyone else. LTC Benefits, on the other hand, are subject to favorable tax treatment and may exceed the amount of Contract
  Value you would otherwise have had available. LTC Benefits may be received only if you are the Covered Life.
o You can also access your Contract Value through conventional annuity payments, even if you have not elected to purchase the LTC Rider. However, while not fully taxable until cost basis has been returned, such payments are not tax-free and are intended to provide protected income payments over an extended lifetime. LTC Benefits, however, may be taken over a shorter period of time (as short as six years) and are received tax-free.
o We offer other Living Benefit Riders that provide a guaranteed income stream and/or a guaranteed withdrawal benefit that may be used to pay for long-term care services. Like the LTC Rider, benefit payments under these riders may exceed Contract Value, but it may take you 20 years or more to receive them.
  In addition, these other Living Benefit Riders are not Qualified Long-Term
  Care insurance and their benefits cannot be received tax-free, even if used to pay long-term care expenses. On the other hand, the cost of the LTC Rider may be higher than the cost of other Living Benefit Riders we sell, and the procedures to determine eligibility and to request benefits under the LTC
  Rider are more extensive than those required to receive benefits under other
  Living Benefit Riders. In any case, you will be unable to purchase any other
  Living Benefit Rider that we may offer if you purchase the LTC Rider. See
  The Contracts - Living Benefit Riders.
o You may also speak to your registered representative about other ways to pay for long-term care expenses. There are insurance contracts, other than annuities, which provide long-term care benefits and there may also be programs offered by your state.

How do I qualify for LTC Benefits? If, after the first Contract Year (subject to state variations), you become Chronically Ill and are receiving Long-Term
Care Services, you may receive monthly LTC Benefit payments under the LTC
Rider. Chronically Ill means you are either unable to perform two out of six functional activities of daily living (such as feeding yourself, bathing, or dressing) or you suffer from a severe cognitive impairment that requires substantial supervision. You should understand that although you may begin receiving LTC Benefits at any time after the first Contract Year, the LTC Rider was designed optimally for LTC Benefits to be paid on or after the fifth contract anniversary.

Importantly, the LTC Rider is not self-effecting and you must satisfy all of the conditions, and take the necessary steps to apply and qualify for, and then maintain your eligibility for, benefits under the LTC Rider. For example, a licensed health care practitioner must certify in a written assessment that you are Chronically Ill, and also complete a plan of care for you, which is a written plan of care that is developed based on your written assessment and specifies the type, frequency and duration of all Long-Term Care Services you will need ("Plan of Care"). In addition, you must wait 90 days after the date that you start to receive Long-Term Care Services before we will start paying
LTC Benefits (the "deductible period"). Once we have determined that you are eligible for benefits, you may submit a Request for Benefits form. The Request for Benefits form will be used to pay LTC Benefits for a period of up to three months. You will need to provide a new Request for Benefits form to continue to receive LTC Benefits beyond the period requested in the Request for Benefits form.

How do LTC Benefits impact my Contract Value? LTC Benefits may be paid out of your Contract Value or from our own assets in our general account. In general, the LTC Rider allows you first to access your own Contract Value on a tax-free basis until you either receive your Gross Purchase Payments or your entire
Contract Value is depleted, whichever occurs first. At that time, if you are still living, we will continue to make the same tax-free payments to you from our own assets in our general account for a designated period of time or until your death, if earlier. Because we transfer some or all of your Contract Value to the LTC Fixed Account (which is part of our general account) on the date we make the determination of your initial eligibility to receive LTC Benefits, all
LTC Benefit payments are subject to claims of our general creditors and to the claims-paying ability of Lincoln Life. If you begin receiving LTC Benefits and then stop receiving LTC Benefits for twelve consecutive months, we will allow you to transfer in installments the Contract Value in the LTC Fixed Account back to the Subaccounts. See LTC Fixed Account.


Are the LTC Benefit payments tax-free? The LTC Rider is a Qualified Long-Term
Care Insurance Policy under Section 7702B(b) of the Internal Revenue Code of
1986, as amended. Any LTC Benefits paid under the LTC Rider, as well as any charges deducted under the Rider, will not be reported as taxable income to you, subject to the Internal Revenue Code limitations.

What are the LTC Benefits? There are two primary LTC Benefits: the Acceleration
Benefit and the Extension Benefit. There is also an additional optional LTC
Benefit - the Growth Benefit - that is available for an additional charge. The
Acceleration and Growth Benefits are calculated based on the LTC Guaranteed
Amount. The initial Extension Benefit is calculated based on the initial
Acceleration Benefit and will be double the dollar amount of the Acceleration
Benefit. The LTC Guaranteed Amount initially is equal to the Acceleration
Benefit, which is your initial Gross Purchase Payment and any subsequent
Purchase Payments made in the first 90 days after purchase. (If you purchase the LTC Rider, you may not make additional Purchase Payments more than 90 days after purchase.) If you elect the Growth Benefit option, the LTC Guaranteed
Amount increases annually by the amount of investment gain, if any, in the
Subaccounts and any fixed account in which you are invested through automatic step-ups. You should understand that the LTC Guaranteed Amount is not available to you as a lump sum withdrawal or as a Death Benefit. Payment of Acceleration
Benefits and Growth Benefits decrease the LTC Guaranteed Amount by the amount of the respective LTC Benefit payment. The LTC Guaranteed Amount is also reduced, but on a proportional basis, by certain withdrawals that exceed a specified percentage of the amount that the Contract Value exceeds the LTC
Guaranteed Amount, called "Excess Withdrawals." The Extension Benefit is also reduced by Excess Withdrawals.
o Acceleration Benefit: The first payments we will make under the LTC Rider will be Acceleration Benefits, which are paid out of your Contract Value.
  The Acceleration Benefit is not affected by investment results. Acceleration
  Benefits are paid from your Contract Value; however, if your Contract Value is reduced to zero before the Acceleration Benefit is paid, we will make remaining payments from our own assets in our general account. In some states the Acceleration Benefit is referred to as the Accumulation Long-Term
  Care Benefit.
o Extension Benefit: When the Acceleration Benefit is reduced to zero, we will pay you Extension Benefit payments. Extension Benefits are paid from our general account. This means that, while Acceleration Benefits are funded in whole or in part by your Contract Value, we will make Extension Benefit payments from our own assets in our general account. The initial Extension
  Benefit will be double the dollar amount of the initial Acceleration
  Benefit. The Extension Benefit is not affected by investment results.
o Growth Benefit: If you are interested in potentially being able to "lock in"
  any investment gains in your contract with respect to your LTC Rider, you may purchase the Growth Benefit option at issue for an additional charge.
  The Growth Benefit option increases the LTC Guaranteed Amount annually by the amount of investment gain, if any, in the Subaccounts and any fixed account in which you are invested through automatic step-ups. Automatic step-ups occur annually through age 75 or until you reach the maximum LTC
  Guaranteed Amount of $800,000, whichever occurs earlier. If you do not purchase the Growth Benefit option, any investment gain will not increase your LTC Benefit payments. While you can withdraw any gains from your
  Contract Value the same way you make regular withdrawals from your contract, doing so could have a negative impact on your LTC Benefits, as described in more detail below. If you elect the Growth Benefit option, you will not be able to make any Conforming Withdrawals and all withdrawals will be Excess
  Withdrawals that reduce your LTC Benefits. Conforming and Excess Withdrawals are described below in more detail. Once you begin receiving LTC Benefits and Contract Value is moved to the LTC Fixed Account, the Contract Value in the LTC Fixed Account will only increase by the amount of interest credited to the LTC Fixed Account. Growth Benefits are paid from your Contract Value;
  however, if your Contract Value is reduced to zero due to withdrawals and/or adverse investment experience of the Subaccounts before the locked-in Growth
  Benefit is paid, we will make remaining payments from our general account.

When are LTC Benefits paid? LTC Benefits are paid monthly, and you tell us the monthly amount that you want to receive up to a maximum monthly amount over a designated period of time. If you are residing in a nursing home or are receiving hospice care, you may request monthly payments up to the full monthly maximum. See Maximum Monthly Level Benefit. Contractowners in certain states may also request up to the full monthly maximum for assisted living services.
However, if you are eligible and qualify for other qualified Long-Term Care
Services (such as home health care or adult day care) but are not residing in a nursing home or receiving hospice care, you may only request up to 50% of the monthly maximum. Contractowners in the following states may only request up to
50% of the monthly maximum for assisted living services: AK, AL, AR, AZ, DC,
DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD,
WV, WY. See Determining LTC Benefits - Maximum Monthly Level Benefit and
Maximum Monthly Growth Benefit for a more detailed description.

The Acceleration Benefit will be paid monthly over a period of time known as the "Acceleration Benefit Duration." The Acceleration Benefit Duration will be at least 24 months, but may be longer if you take payments in early Contract
Years, or if you take less than the maximum permitted. After the Acceleration
Benefit Duration ends, the Extension Benefit will then be paid over a period of time known as the "Extension Benefit Duration." The Extension Benefit Duration
is twice the length of the Acceleration Benefit Duration. Growth Benefit payments are spread over both the Acceleration Benefit Duration and the
Extension Benefit Duration. The Acceleration Benefit Duration and the Extension
Benefit Duration together make up the LTC Benefit Duration. The Acceleration
Benefit Duration and Extension Benefit Duration will usually run consecutively and without interruption unless you voluntarily elect to stop payments or become ineligible to receive LTC Benefits. The LTC Benefit Durations would resume if you elect to restart payments or become eligible to receive LTC
Benefits.

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

On the contract date, the Acceleration Benefit Duration is 84 months (i.e., 7 years), so it would take you 84 months to receive the total Acceleration
Benefit. However, the Acceleration Benefit Duration shortens each year until the fifth contract anniversary, when the Acceleration Benefit Duration will be its shortest duration of 24 months (i.e., 2 years). Equally important, as the
Acceleration Benefit Duration shortens, the maximum monthly amounts under the
LTC Rider increase. If you wait to request to begin receiving LTC Benefit payments until the fifth contract anniversary or after, you will maximize the monthly LTC Benefit payment available to you. For example, if you wait to request to begin receiving LTC Benefit payments until the fifth contract anniversary, the Acceleration Benefit Duration will be 24 months, and the
Extension Benefit Period will be 48 months, or twice the Acceleration Benefit
Period, making the LTC Benefit Duration 72 months. The Growth Benefit would be paid over all 72 months (over both the Acceleration Benefit Duration and the
Extension Benefit Duration). If you take less than the maximum monthly amount
(by choice or by the 50% limitation applied to non-nursing home/non-hospice care), you will extend the Acceleration Benefit Duration (and thus the
Extension Benefit Duration).

How do withdrawals affect my LTC Benefits? The LTC Rider may permit limited withdrawals of Contract Value on an annual basis that will not impact your LTC
Benefit payments. You may withdraw each year (and in addition to LTC Benefit payments, if you happen to be receiving these at the same time) up to 5% of the amount that your Contract Value exceeds the LTC Guaranteed Amount (if there is any such excess) as of the immediately preceding contract anniversary, without a decrease in the LTC Benefits. Such withdrawals are referred to as "Conforming
Withdrawals." However, the amount of withdrawals that exceed 5% of any excess of the Contract Value over the LTC Guaranteed Amount will be an "Excess
Withdrawal." This means if the LTC Guaranteed Amount is greater than or equal to the Contract Value on any contract anniversary, any withdrawal will be an
Excess Withdrawal.

Excess Withdrawals will result in proportional reductions to all LTC Benefits by the same percentage that the Excess Withdrawal reduces the Contract Value.
Excess Withdrawals may result in significant reductions of benefits under the
LTC Rider and/or its termination. Accordingly, if you think that you may need to access your Contract Value through withdrawals, the LTC Rider may not be a good investment for you.

To further explain the application of this limitation to withdrawals, if you have not purchased the Growth Benefit option, you may be able to make
Conforming Withdrawals if your Contract Value has grown above your Gross
Purchase Payments. However, accessing more than modest amounts (i.e., more than
5%) of those investment gains could have a significant negative impact on your
LTC Benefits. If you elect the Growth Benefit option, on the other hand, you will not be able to make any Conforming Withdrawals and all withdrawals will be
Excess Withdrawals that negatively impact your LTC Benefits. In addition, since
Excess Withdrawals result in proportional reductions to all LTC Benefits, your
LTC Benefits may be reduced by more than dollar for dollar when those benefits exceed the Contract Value. If you reach age 76 or the maximum LTC Guaranteed
Amount limit of $800,000, however, you may be able to then begin making
Conforming Withdrawals if your Contract Value exceeds the LTC Guaranteed Amount on the immediately preceding contract anniversary because the Growth Benefit no longer increases after this time. This maximum LTC Guaranteed Amount includes the combined LTC Guaranteed Amounts of all Lincoln Life variable annuity contracts (or contracts issued by our affiliates) owned by you.

If the LTC Guaranteed Amount is equal to or greater than your Contract Value on a contract anniversary, any withdrawal in that Contract Year will be an Excess
Withdrawal. Any Excess Withdrawal that reduces the Contract Value to zero will terminate the LTC Rider and the only LTC Benefit that you may be eligible to receive will be the Optional Nonforfeiture Benefit, if elected. See the
Withdrawals section later in this discussion.

Are there any restrictions on how I invest my money if I purchase the LTC
Rider? By purchasing the LTC Rider, you will be limited in how you can invest in the Subaccounts and the fixed account. Specifically, you may invest only pursuant to Investment Requirements as described in this prospectus. The
Subaccounts eligible for investment are designed for steadier, but potentially more modest, investment performance than you may otherwise receive by investing in Subaccounts with more aggressive investment objectives. The fixed account will be available to you for dollar-cost averaging purposes only. When we determine you are eligible to receive LTC Benefits, we will move Contract Value equal to the LTC Guaranteed Amount into the LTC Fixed Account from which we will make Acceleration Benefit payments and, if elected, Growth Benefit payments. Accordingly, after that point, such transferred amounts will not participate in market performance, but will accrue interest.

What are the charges for the LTC Rider? While the LTC Rider is in effect, there is a charge that is deducted from the Contract Value on a quarterly basis (the
"LTC Charge"). The LTC Charge consists of the sum of three charges: the
Acceleration Benefit Charge, the Extension Benefit Charge, and the Optional
Nonforfeiture Benefit Charge (if elected). The LTC Charge will be higher if you choose the Growth Benefit option because the Acceleration Benefit Charge rate is higher for the Growth Benefit option than it is without it, and because the
LTC Guaranteed Amount may also be higher if there is contract growth. The
Extension Benefit Charge and the Optional Nonforfeiture Benefit Charge do not
have guaranteed maximum annual charge rates and may change at any time, subject to state regulatory approval. For more information, please see Expense Tables and Charges and Other Deductions - Rider Charges - Long-Term CareSM Advantage
Charges.

Can I add the LTC Rider to an existing contract? The LTC Rider may only be purchased at the time the contract is issued and is not available if you have already purchased a contract. The availability and certain options and features of the LTC Rider will depend upon your state's approval, and may not be available in some states. Check with your registered representative regarding the availability of the LTC Rider.


What if I decide to terminate the LTC Rider? The LTC Rider provides a nonforfeiture benefit if you terminate the LTC Rider in certain circumstances.
There is a nonforfeiture benefit, called the "Contingent Nonforfeiture
Benefit," provided without charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider due to a specified increase of the charge for the Extension Benefit and/or the Optional Nonforfeiture Benefit if
elected. You may also choose to add an enhanced nonforfeiture benefit, called the "Optional Nonforfeiture Benefit," for an additional charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider for any reason after three years. The only difference between the two nonforfeiture benefits is the circumstances under which you may terminate the LTC Rider to receive the benefit. Under either nonforfeiture benefit you may receive an amount equal to the greater of one month's maximum monthly benefit or an amount equal to the sum of all Extension Benefit Charges and Optional Nonforfeiture
Benefit Charges paid minus the amount of any Extension Benefits paid prior to the LTC Rider's termination. Termination of the LTC Rider does not automatically terminate the underlying contract.

What are the risks associated with the LTC Rider? Some of the principal risks associated with the LTC Rider are:
o You may never need long-term care. Thus, you may pay for a feature from which you never realize any benefits.
o Even if you need long-term care, you may not qualify for LTC Benefits under the LTC Rider, or the LTC Benefits you receive may not cover all of the long-term expenses you incur since the maximum amount of LTC Benefit you may receive with the Growth Benefit is capped at $22,222 per month and $16,666 per month without the Growth Benefit, assuming you wait until after the fifth contract anniversary to receive LTC Benefits.
o You may die before you obtain all the LTC Benefit payments to which you would otherwise be entitled. Remaining LTC Benefit payments that would have otherwise been payable, do not increase the amount paid on your death.
o Your ability to withdraw Contract Value without substantially and irrevocably reducing your LTC Benefits will be limited. Accordingly, you should not purchase the LTC Rider if you anticipate taking withdrawals or needing more than limited access to your Contract Value. In general, if you elect the
  Growth Benefit option, you will not be able to make any withdrawals without permanently reducing your LTC Benefits. If you do not purchase the Growth
  Benefit, you will be able to make withdraws of up to 5% of the excess of your Contract Value over the LTC Guaranteed Amount annually without reducing your LTC Benefits. That restriction will exist until LTC Benefit payments are complete or the LTC Rider otherwise terminates.
o You must wait at least one year before you can take LTC Benefit payments.
o If you take LTC Benefit payments before the fifth contract anniversary, your monthly payments will be smaller and it will take you longer to receive the full amount of LTC Benefits than if you begin taking LTC Benefit payments after the fifth contract anniversary.
o Even if you would otherwise be able to qualify for LTC Benefits, you may fail to file required forms or documentation and have your benefit denied or revoked.
o Your variable Subaccount investments will be restricted to certain
  Subaccounts and in certain percentages if you purchase the LTC Rider; the
  Subaccounts are designed for steadier, but potentially more modest, investment performance that you may otherwise receive by investing in
  Subaccounts with more aggressive investment objectives.
o If you begin taking LTC Benefit payments, your Contract Value to the extent of the LTC Guaranteed Amount will be transferred to the LTC Fixed Account, where it will not be insulated from the claims of our general creditors, will be subject to the claims-paying ability of Lincoln Life, and will not participate in any market performance.
o If you purchase the LTC Rider, you may not purchase any of the other Living
Benefit Riders that we offer.
o The Extension Benefit Charge and Optional Nonforfeiture Benefit Charge rates are not subject to a maximum, and may increase significantly (subject to state approval).
o LTC Benefit payments may reduce your Death Benefit by deducting withdrawals in the same proportion that the withdrawal reduces the Contract Value.

Eligibility to Purchase the LTC Rider

Eligibility Requirements. If you wish to purchase the LTC Rider, you must meet certain eligibility requirements:
o The LTC Rider must be purchased at the same time you purchase your contract.
  The LTC Rider cannot be added to existing contracts.
o LTC Benefits are payable to the person insured under the LTC Rider (the
  "Covered Life"). The Covered Life must be the Contractowner and the
  Annuitant under the contract. If a grantor trust owns the contract, the
  Covered Life will be the Annuitant. There can only be one Covered Life.
  Thus, if the contract has joint owners, the Covered Life must be the primary owner.
o The Covered Life must be at least 45 years of age and not older than 74 years of age on the contract date, unless the Growth Benefit option is elected, in which case the Covered Life may not be older than 69 years of age. We must confirm your eligibility through a verification process that includes a review of prescription medications that you are taking, or have taken in the past 5 years, and your medical history. Certain medical conditions or the use of certain medications or medical devices will disqualify you from being eligible to purchase the LTC Rider. Some of the types of medical conditions that will disqualify you from purchasing the rider are Cancer, Parkinson's
  Disease, Multiple Sclerosis, Heart Disease, Diabetes, Alzheimer's/Dementia,
  Bipolar Disorder, Schizophrenia, AIDS, Pulmonary Disorders, Kidney Disease,
  Liver Disease, Lupus, Rheumatoid Arthritis and Myasthenia Gravis as well as medications that are used to treat these conditions. This list is not exhaustive, there are other conditions and medications that are not included. We reserve the right to add or remove medical conditions and prescription drugs at our discretion.

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

o You will be required to sign a waiver of confidentiality form that will allow us to conduct a third-party prescription drug screening at the time we process your application.

Issuance Procedures. We will notify you if we decline to issue the LTC Rider within 2 days of our receipt of your application that is in good order. We will not issue the LTC Rider if you do not meet the eligibility requirements. If we decline to issue the LTC Rider, we will still issue the annuity contract.

Required Signature. If the LTC Rider is issued, you will be required to sign and return one copy of a contract amendment to verify that the medical statements relating to your medical history that you provided upon application for the LTC Rider are true. The signed contract amendment must be returned to us within 45 days of the contract date. Failure to sign and return a signed copy of the contract amendment within 45 days of the contract date will result in an automatic termination of the LTC Rider. If the LTC Rider is terminated for failure to return the contract amendment, you will not be able to terminate the contract without penalty (because the free look period will have expired).
Check with your registered representative regarding state specific requirements in California and Maryland.

Limitations on Purchase Payments. The LTC Benefits will be calculated based upon the dollar amount of Gross Purchase Payments made into the contract in the first 90 days after the contract date. No Purchase Payments may be made into the contract after 90 days from the contract date. The minimum Gross Purchase
Payment amount under a contract if you purchase the LTC Rider is $50,000
($75,000 in California and South Dakota), and the maximum amount of cumulative
Gross Purchase Payments that can be made during that 90-day period is $400,000.
There is no guarantee that the LTC Rider or certain options will be available for new purchasers in the future as we reserve the right to discontinue the LTC
Rider at any time.

Limitations on Purchasing Other Riders. You may not purchase any other Living
Benefit Rider otherwise available with your contract or any other living benefits that we may offer in the future while you own the LTC Rider.

Investment Restrictions. By purchasing the LTC Rider, you will be limited in how you can invest in the Subaccounts and the fixed account. You must allocate all of your Purchase Payments and Contract Value at all times in accordance with Investment Requirements. For details about these limitations, see The
Contracts - Investment Requirements.

Eligibility to Receive LTC Benefit Payments

Establishing Initial Eligibility for LTC Benefits

You will not be eligible to receive LTC Benefit payments under the LTC Rider until after the first Contract Year. (Although we refer to the first contract anniversary throughout this discussion, this provision may vary by state.)
After the first contract anniversary, you may start the process to request and receive LTC Benefits. You must take the following steps to start receiving LTC
Benefit payments:

 PLEASE NOTE: The process to request LTC Benefits is involved and you should carefully consider that you may need substantial
 assistance from a family member or other trusted person to claim and obtain LTC Benefits once you are receiving long-term care.
 In this regard, our claims-processing department can help you if necessary. You should plan ahead to ensure that a person you
 trust has agreed to be responsible for completing the initial process, as well as the ongoing requirements, discussed below.

Step 1:   You must first notify us by phone at 800-487-1485, or send written notice to: PO Box 21008, Dept. 0514, Greensboro,
          NC
          27420-1008 of your intent to request LTC Benefits. We will process any notifications or requests for LTC Benefits submitted
          by you, or on your behalf by your legally authorized representative, which may include a court-appointed conservator or an
          individual acting under a valid power of attorney. Before starting the eligibility process we will verify that the first contract
          anniversary has passed.
Step 2:   Once we receive notification of your intent to request LTC Benefits, we will provide you with claims forms which will be
          used to determine your initial eligibility to receive LTC Benefits.
Step 3:   You must complete and submit the claims forms. This requires that you have a Licensed Health Care Practitioner certify in a
          written assessment that you are Chronically Ill and complete a Plan of Care for you, which is a written plan of care that is
          developed based on your written assessment and specifies the type, frequency and duration of all Long-Term Care
          Services
          you will need.
Step 4:   We will determine your eligibility based on the 1) assessment; 2) Plan of Care; and 3) whether you have been or will be
          receiving Long-Term Care Services covered by the LTC Rider due to you being Chronically Ill. Once we have determined your eligibility for benefits, we will send you a Request for Benefits form to be completed by you in order to receive LTC
          Benefits.
Step 5:   You must submit a Request for Benefits form within 90 days after we have determined that you are eligible for LTC
          Benefits.
          The Request for Benefits form will be used to pay LTC Benefits for a period of up to three months.


Step 6:   You must satisfy the 90 day deductible period before any LTC Benefits will be paid. The 90-day deductible period is measured from the date you first receive Long-Term Care Services. See the Deductible Period paragraph later in this section.

Written Assessment. In order to determine whether you have been or will be receiving Long-Term Care Services due to being Chronically Ill, we require that a Licensed Health Care Practitioner certify, within the preceding 12 months, in a written assessment that you are Chronically Ill. You have a Chronic Illness if you require either: 1) substantial assistance with performing at least two of six Activities of Daily Living ("ADLs") for at least 90 days or; 2)
substantial supervision to protect you from threats to health and safety due to severe cognitive impairment. Severe cognitive impairment is deterioration or loss of intellectual capacity that is:
o Comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia; and
o Is measured and confirmed by clinical evidence and standardized tests that reliably measure impairment in short-term or long-term memory; orientation as to person (such as who they are), place (such as their location), and time (such as day, date and year); and deductive or abstract reasoning, including judgment as it relates to safety awareness.

The written assessment will evaluate your ability to perform ADLs and/or your cognitive condition. You will be responsible for the cost of obtaining the initial and any subsequent assessments.

 A Licensed Health Care Practitioner is a physician (as defined in Section 1861(r)(1) of the Social Security Act, as amended); a
 registered professional nurse; a licensed social worker; or another professional individual who meets the requirements prescribed
 by the United States Secretary of the Treasury.

  The  ix Activities of Daily Living are:
  1.   Bathing - the ability to wash oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of
       the tub or shower.
  2.   Continence - the ability to maintain control of bowel and bladder function, the ability to perform associated personal hygiene (including caring of a catheter or colostomy bag).
  3.   Dressing - the ability to put on or take off all items of clothing and any necessary braces, fasteners or artificial limbs.
  4.   Eating - the ability to feed oneself by getting food into the body from a receptacle (such as plate, cup or table) or by
       a
       feeding tube or intravenously.
  5.   Toileting - the ability to get to and from the toilet, get on or off the toilet, and perform associated personal hygiene.
  6.   Transferring - the ability to move oneself into or out of a bed, chair or wheelchair.

Plan of Care. The Licensed Health Care Practitioner must also complete a Plan of Care for you, which is a written plan of care that is developed based on the written assessment that you are Chronically Ill (as described in the preceding section) and specifies the type, frequency and duration of all Long-Term Care
Services you will need. Long-Term Care Services are maintenance or personal care services, or any necessary diagnostic, preventive, therapeutic, curing, treating, mitigating, and rehabilitative service that is required because you are Chronically Ill and that are provided pursuant to a Plan of Care. The
Long-Term Care Services include, but are not limited to, nursing home care, hospice care, adult day care, assisted living services, home health care and rehabilitative services as described in the Long-Term Care Coverage
Endorsement. You will be responsible for the cost of obtaining the required
Plan of Care. In order to receive LTC Benefits under the LTC Rider, you must follow the Plan of Care.

Exclusions and Limitations. The following are not Long-Term Care Services under the LTC Rider:
o alcohol and drug treatment, unless the drug addiction is a result of medication taken in doses prescribed by a physician
o care in a facility operated primarily for the treatment of mental or nervous disorders, other than qualifying stays or care resulting from a clinical diagnosis of Alzheimer's Disease or similar forms of irreversible dementia
o treatment arising out of an attempt (while sane or insane) at suicide or an intentionally self-inflicted injury
o treatment in government facilities, such as the healthcare facilities run by the Veterans Administration (unless exclusion of coverage is otherwise prohibited by law)
o services for which benefits are available to you under Medicare or other governmental program (other than Medicaid), workers compensation laws, employer liability laws, occupational disease laws or motor vehicle no-fault laws
o services or care provided to you outside the United States
o all care and support services that are provided by immediate members of your family, whether paid or unpaid.

Deductible Period. You must satisfy the 90 day deductible period before any LTC
Benefits will be paid. This means, you must wait 90 days after the date that you start to receive Long-Term Care Services covered under the LTC Rider before we will start paying LTC Benefits. For example, assume that you enter a nursing home on March 1 of a particular year after the first contract anniversary, due to not being able to perform two of the six ADLs. You notify us of your intent to request LTC Benefits on April 1. On April 8, you receive the claims forms from us. On May 1, we receive the completed claims forms, including the written assessment and Plan of

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Care. On May 10, we determine that your eligibility to receive LTC Benefits was
March 1 and send you a Request for Benefits form. On May 20, we receive the completed Request for Benefits form. The deductible period would be 90 days from March 1 and will end as of May 29. We would start monthly LTC Benefit payments after May 29.

Requesting LTC Benefits. We will notify you in writing once we have determined your eligibility for benefits and will send you a Request for Benefits form to be completed by you in order to receive LTC Benefits. The Request for Benefits form will be used to pay LTC Benefits for a period of up to three months. You will need to provide a new Request for Benefits form to continue to receive LTC
Benefits beyond the period requested in the Request for Benefits form. This form will notify us of the dollar amount of LTC Benefit payments that you are requesting, where you would like us to pay them, and from whom you are receiving Long-Term Care Services. If the Request for Benefits form is not received within 90 days after we have determined that you are eligible for LTC
Benefits, you will no longer be deemed eligible to receive LTC Benefits and the eligibility determination process will restart. See the Federal Taxation of this section for a discussion of the limits on the dollar amount of LTC Benefit payments.

 Please Note: The amount you request in LTC Benefits may be more or less that your actual expenses for Long-Term Care
 Services. The LTC Rider is not a reimbursement plan and does not depend on your actual expenses. However, if you receive
 amounts in excess of the IRS limit, those amounts may be taxable unless you have actually incurred long-term care expenses of
 that amount. See General Provisions - Federal Taxation.

Denial of LTC Benefits. We will notify you in writing if we deny any request for LTC Benefits. We will deny a request for LTC Benefits if we determine that you are not eligible to receive LTC Benefits as set forth in the preceding sections or if you have not fulfilled any of the requirements in order for us to determine your eligibility or process your request. You may request a review of our decision. A request for a review of a denial of a request for LTC
Benefits must be in writing and must include any information that may support your request or eligibility status. The request for a review of a denial of a request for LTC Benefits must be submitted to us generally within 3 years
(although this period may vary by the state in which the LTC Rider is issued)
after the time the request for LTC Benefits was filed. We will review your request for a review and provide a written decision, generally within 60 days after receiving it (although this period may vary because of a different requirement imposed by the state in which the LTC Rider is issued). There is no further review after we provide you with our written decision. If we determine that a request for LTC Benefits should have been granted we will pay you the
LTC Benefits you should have received.

Establishing Continued Eligibility for LTC Benefits

Once you qualify and begin to receive LTC Benefit payments, you must take certain steps to continue to receive LTC Benefits. If you fail to take these steps, your LTC Benefits will stop, and you will have to reestablish your eligibility to restart LTC Benefit payments. You must take the following steps to continue receiving LTC Benefit payments:

Every Three Months:   You must submit a new Request for Benefits form, which must be received by us no earlier than 30 days prior
                      to the end of the current three-month period for which you are receiving LTC Benefits. We will provide you
                      with a new Request for Benefits form prior to the end of the current three-month period. If a new Request for
                      Benefits form is not submitted prior to the end of the current three-month period for which you are receiving
                      LTC Benefits, we will automatically pay the LTC Benefit that you are receiving for an additional month.
                      If you
                      do not want to receive this payment you must contact us either by phone or in writing at the address or phone number provided above. LTC Benefits paid during that month will be equal to the amount of the most recent LTC Benefit payment paid to you. If we do not receive a Request for Benefits form within 90 days after
                      the three-month period for which LTC Benefits were previously requested, you will have to reestablish your
                      eligibility to receive benefits. Request for Benefits form are always available by contacting us at
                      800-487-
                      1485.
Every Year:           At least once every 12 months after we have established your initial benefit eligibility, a Licensed
                      Health Care
                      Practitioner must (1) complete a new assessment on a form provided by us and again certify that you are
                      Chronically Ill, and that you are expected to remain Chronically Ill for at least 90 days, and (2) either prescribe
                      a new Plan of Care, or reconfirm the existing Plan of Care. We will provide you with a new assessment form
                      prior to the end of the current twelve-month period. The appropriate forms are always available by contacting
                      us at 800-487-1485.

Revocation of Eligibility for LTC Benefits. We will notify you in writing if we revoke your eligibility for LTC Benefits. You may request a review of our decision. We may revoke your eligibility if we determine that you are no longer eligible to receive LTC Benefits or should not have been found eligible to receive LTC Benefits. We may also revoke your eligibility for failure to follow any of the procedures as discussed above. A revocation of eligibility does not mean that you may be found eligible in the future. A request for a review of a revocation of eligibility must be in writing and must include any information that may support your request or eligibility status. The request for a review of a revocation of eligibility must be submitted to us generally within 3 years
(although this period may vary because of a different requirement imposed by the state in which the LTC Rider is issued) after the time the last Request for
Benefits form was filed. We will review your request for a review and provide a written decision within 60 days after receiving it. There is no


further review after we provide you with our written decision. If we determine that we should not have revoked your eligibility we will pay you the LTC
Benefits you should have received.

Verification of Continued Eligibility

At any time and as often as we reasonably require, we reserve the right to verify that all of the conditions for initial and ongoing eligibility are satisfied. Verification of your continued eligibility may include any or all of the following:
o review of medical facts (including, but not limited to, medical files or diagnostic test results) to determine the extent of any Chronic Illness;
o a physical examination at our expense by a physician of our choosing to determine that all of the criteria for eligibility are met;
o requiring proof that you have received the prescribed care or support services.

If the Company is unable to verify that you are receiving Long-Term Care
Services as set forth in the Plan of Care or that you are Chronically Ill, the
Company will revoke your eligibility to receive LTC Benefits and reject any pending or subsequent request for benefits, and take action pursuant to the overpayment provision described below. Any subsequent determination of benefit eligibility will be treated as the initial determination of eligibility.

Overpayment of LTC Benefits

If you no longer meet the eligibility criteria or no longer wish to receive LTC
Benefit payments, you will need to notify us by contacting us either by phone or in writing at the address or phone number provided above. Failure to notify us that you no longer meet the eligibility criteria may result in an overpayment. In the event we make an overpayment to you, we will notify you and request repayment. An overpayment could be made under an existing Request for
Benefits after a Covered Life is no longer eligible to receive benefits or as a result of an administrative error in processing a request for benefits. If you receive an overpayment, it is your responsibility to return the amount of the overpayment within 60 days of our request. If you do not return the overpayment within 60 days of our request, we will deduct the amount of the overpayment from your future LTC Benefits, if any, or otherwise from any withdrawals, cash surrender, or Death Benefit proceeds.

Determining LTC Benefits

General Summary of LTC Benefits

Before delving into a more detailed discussion, we want to provide you with an overview of the basic choices you have relating to the LTC Rider, as well as a brief roadmap of the general concepts that impact your LTC Benefits.

Choices Under the LTC Rider. The amount of LTC Benefits that you may receive under the LTC Rider is dependent upon several choices that you make.
o You will decide how much money to invest in the contract in order to fund the
  LTC Rider. The amount of the initial Gross Purchase Payment and of any subsequent Purchase Payments made in the first 90 days after the contract date will determine the amount of Acceleration Benefits and Extension
  Benefits you may receive.
o You will also choose whether you would like the opportunity to grow the LTC
  Benefits by choosing, for a higher charge, the Growth Benefit option.
o You will choose whether to purchase for an additional cost the Optional
  Nonforfeiture Benefit option which provides an LTC Benefit if you terminate the LTC Rider under certain circumstances after the third contract anniversary.
o Once you are eligible to receive LTC Benefits, you will decide when and in what amounts up to certain limits you would like to receive monthly LTC
  Benefit payments. As long as you have met the conditions described earlier in this discussion (Eligibility for LTC Benefits), you may use the LTC
  Benefit payments for any purpose and may receive more than your actual expenses for LTC Services.

Roadmap of Important LTC Concepts. There are certain important features of the
LTC Rider you need to understand. The following section summarizes these features.

As described above, there are two primary LTC Benefits: the Acceleration
Benefit and the Extension Benefit. There is also an additional optional LTC
Benefit - the Growth Benefit - that is available for an additional charge. The
Acceleration and Growth Benefits are calculated based on the LTC Guaranteed
Amount. The Extension Benefit at issue of the LTC Rider is calculated based on the initial Acceleration Benefit and will be double the dollar amount of the
Acceleration Benefit. The LTC Guaranteed Amount is also important as it affects the charges you pay for the LTC Rider. See "LTC Charges" for additional information. The LTC Guaranteed Amount is equal to the Acceleration Benefit plus the Growth Benefit, if elected. However, you should understand that the
LTC Guaranteed Amount is not available to you as a lump sum withdrawal or as a
Death Benefit. See the discussion following this chart for a more detailed discussion of each LTC Benefit.

                    Acceleration Benefit

o                    First payments made under the LTC Rider

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

                                                  Acceleration Benefit

o   Deducted from your Contract Value
o   Equals your initial Gross Purchase Payment and any subsequent Gross Purchase Payments made in the first 90 days
o   Paid monthly up to a monthly maximum amount (referred to as Maximum Monthly Level Benefit which is described in the
    Determining LTC Benefits-Maximum Monthly Level Benefit section)
o   Payments reduce the LTC Guaranteed Amount and Acceleration Benefit
o   If the Contract Value is reduced to zero, benefits are paid by us from our general account
o   Not affected by investment results

                                       -

                                                   Extension Benefit

o   Second payments made under the LTC Rider once Acceleration Benefit is reduced to zero
o   Paid by us from our general account
o   Equals double the Acceleration Benefit as of the 90th day after the contract date
o   Paid monthly up to a monthly maximum amount (referred to as Maximum Monthly Level Benefit which is described in the
    Determining LTC Benefits-Maximum Monthly Level Benefit section)
o   Payments reduce the Extension Benefit
o   Not affected by investment results

                                       -

                                                        Growth Benefit

o   May be purchased for an additional cost
o   Increases the LTC Guaranteed Amount annually by the amount of investment gain, if any, in the Subaccounts and any fixed account
o   Payments made in addition to Acceleration Benefit and Extension Benefit payments
o   Deducted from your Contract Value
o   Paid monthly up to a monthly maximum amount that is different from the monthly maximum amounts applicable to the
    Acceleration Benefit and Extension Benefit and that may increase but will never decrease based upon investment performance
o   Payments reduce the LTC Guaranteed Amount and Growth Benefit
o   If the Contract Value is reduced to zero, LTC benefits are paid by us from our general account
o   Each annual step-up is not affected by subsequent investment results

                                       -

Wit drawals
o   Permitted any time in addition to LTC Benefit payments
o   Will not decrease LTC Benefits (but will reduce Contract Value) to the extent annual withdrawals are less than or equal to
    5% of
    the excess amount, if any, of the Contract Value over the LTC Guaranteed Amount as of the immediately preceding contract anniversary
o   The amount of any withdrawal that exceeds 5% of the excess amount of the Contract Value over the LTC Guaranteed Amount will be an Excess Withdrawal (i.e., if the LTC Guaranteed Amount is greater than or equal to the Contract Value on any contract
    anniversary, any withdrawal will be an Excess Withdrawal)
o   If the Growth Benefit has been elected, ANY withdrawal is an Excess Withdrawal
o   Excess Withdrawals result in proportional reductions to all LTC Benefits by the same percentage that the Excess Withdrawal reduces the Contract Value
o   Thus, if you purchase the Growth Benefit option, any withdrawal will be an Excess Withdrawal (unless you are age 76 or the maximum LTC Guaranteed Amount limit of $800,000 has been reached, and your Contract Value on the immediately preceding contract anniversary exceeds the LTC Guaranteed Amount)

Now that we have discussed the general important features that impact your LTC
Benefits, we can engage in a more detailed discussion of how exactly these LTC
Benefits are calculated.


Acceleration Benefit Payments

Once you become eligible to receive LTC Benefits and we make a determination of your eligibility, we will move your Contract Value to the extent of the LTC
Guaranteed Amount to our LTC Fixed Account. Amounts allocated to the LTC Fixed
Account will no longer have the ability to participate in market performance.
See LTC Fixed Account for more information. We then pay you the Acceleration
Benefit as monthly Acceleration Benefit payments during the Acceleration
Benefit Duration. Each payment will be the amount you request up to the Maximum
Monthly Level Benefit amount. See Determining LTC Benefits - Maximum Monthly
Level Benefit below for a detailed description. The Acceleration Benefit is first paid from the Contract Value.

 Acceleration Benefit Duration = the period of time over which Acceleration Benefits are paid. If you have not received LTC Benefits
 prior to the fifth contract anniversary, the minimum Acceleration Benefit Duration will be 24 months (i.e., 2 years).

 Acceleration Benefit = the initial Purchase Payment, plus each subsequent Purchase
   Payment made within the first 90 days after
 the contract date, less Excess Withdrawals (adjusted as described in this discussion), less Acceleration Benefit payments. If you
 have not elected the Growth Benefit, the LTC Guaranteed Amount equals the Acceleration
   Benefit.

 Excess Withdrawals will reduce the LTC Guaranteed Amount and Acceleration Benefit by the
   same percentage that the Excess
 Withdrawal reduces the Contract Value.

We promise that if your Contract Value is reduced to zero due to investment losses and there is a remaining amount of Acceleration Benefit, the remaining
Acceleration Benefit payments will be paid from our assets and investments we hold in our general account, subject to the conditions discussed in this prospectus. Because we transfer Contract Value equal to the LTC Guaranteed
Amount (or all Contract Value, if less) to the LTC Fixed Account (which is part of our general account) once you begin receiving payments, all Acceleration
Benefit payments are subject to the claims of our general creditors and the claims-paying ability of Lincoln Life. The Acceleration Benefit is not available as a lump sum withdrawal or as a Death Benefit.

Acceleration Benefit payments reduce the Acceleration Benefit, LTC Guaranteed
Amount and Contract Value. Excess Withdrawals will reduce the Acceleration
Benefit and LTC Guaranteed Amount by the same proportion that the Excess
Withdrawal reduces your Contract Value. See Withdrawals for more information on
Excess Withdrawals.

Once the Acceleration Benefit is reduced to zero, the Extension Benefit
Duration will begin. In the last month that you receive an Acceleration Benefit payment, if the remaining amount of Acceleration Benefit is less than the
Maximum Monthly Level Benefit amount, the payment that you receive will include the remaining Acceleration Benefit plus an amount of Extension Benefit to make the payment equal to the amount you have requested. The following month the LTC
Benefit will be paid from the Extension Benefit.

Extension Benefit Payments

Once the Acceleration Benefit is reduced to zero and you are still requesting and otherwise eligible to receive LTC Benefit payments, we will start to pay you the Extension Benefit as monthly Extension Benefit payments. Extension
Benefit payments are paid up to the Maximum Monthly Level Benefit amount. See
"Determining LTC Benefits - Maximum Monthly Level Benefit" below for more details. The Extension Benefit is an obligation of Lincoln Life subject to the claims-paying ability of Lincoln Life and is supported by the general account, not by your Contract Value. We promise to pay the Extension Benefit during the
Extension Benefit Duration subject to the conditions discussed in this prospectus. The Extension Benefit is not available as a lump sum withdrawal or as a Death Benefit.

 Extension Benefit Duration = the period of time over which Extension Benefits are paid.
   The Extension Benefit Duration is initially
 twice the length of the Acceleration Benefit Duration. If you have not received LTC
   Benefits prior to the fifth contract anniversary,
 the minimum Extension Benefit Duration will be 48 months (i.e., 4 years).

 Extension Benefit = twice the initial Acceleration Benefit (GrossPurchase Payments within the first 90 days after the contract date),
 less Excess Withdrawals (adjusted as described in this discussion), less Extension
   Benefit payments.

 Excess Withdrawals will reduce the LTC Guaranteed Amount and Extension Benefit by the
   same percentage that the Excess
 Withdrawal reduces the Contract Value.

  Example: The following example shows the calculation of the LTC Guaranteed Amount, the
Acceleration Benefit and the Extension
  Benefit as of the contract date, and the recalculation of those amounts after a subsequent
Gross Purchase Payment is made prior
  to the 90th day after the contract date.
  Initial Gross Purchase Payment January 1 (contract date equals January    $100,000
1):

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

 Contract Value January 1:
 LTC Guaranteed Amount January 1 (equals initial Gross Purchase Payment):
 Acceleration Benefit January 1 (equals LTC Guaranteed Amount):
 Extension Benefit January 1 (2 x $100,000 Acceleration Benefit):
 Contract Value February 1 prior to subsequent Gross Purchase Payment:
 Subsequent Purchase Payment received February 1:
 LTC Guaranteed Amount after subsequent Purchase Payment

                                                                           ($100,000 LTC Guaranteed Amount + $100,000
                                                                           subsequent Gross Purchase Payment made within 90
                                                                           days of
                                                                           contract date):
 Acceleration Benefit after subsequent Gross Purchase Payment:
 Extension Benefit after subsequent Gross Purchase Payment

                                                                           (2 x $200,000 Acceleration Benefit):
 Contract Value after additional Gross Purchase Payment:

 Contract Value January 1:                                                 $100,000
 LTC Guaranteed Amount January 1 (equals initial Gross Purchase Payment):  $100,000
 Acceleration Benefit January 1 (equals LTC Guaranteed Amount):            $100,000
 Extension Benefit January 1 (2 x $100,000 Acceleration Benefit):          $200,000
 Contract Value February 1 prior to subsequent Gross Purchase Payment:     $110,000
 Subsequent Purchase Payment received February 1:                          $100,000
 LTC Guaranteed Amount after subsequent Purchase Payment
                                                                           $200,000
 Acceleration Benefit after subsequent Gross Purchase Payment:             $200,000
 Extension Benefit after subsequent Gross Purchase Payment
                                                                           $400,000
 Contract Value after additional Gross Purchase Payment:                   $210,000

Maximum Monthly Level Benefit

The Maximum Monthly Level Benefit is the monthly limit for Acceleration and
Extension Benefits that may be paid to you under the LTC Rider. The Maximum
Monthly Level Benefit is calculated on the contract date and each contract anniversary up to, and including, the fifth contract anniversary. Because the maximum monthly amount is based upon the number of months over which the
Acceleration Benefits are paid, the maximum monthly amount is lowest on the first contract anniversary and is recalculated and increases every year you wait to request LTC Benefits up to fifth contract anniversary. If you receive
LTC Benefit payments prior to the fifth contract anniversary, the maximum monthly amount will be lower than if you wait until after five years after the contract date. We promise that the total amount of LTC Benefits available will be the same, but will be paid out over a longer time period (as long as you are alive) and at a lower monthly maximum amount.

 Maximum Monthly Level Benefit = the remaining Acceleration Benefit divided by the number of months of remaining Acceleration
 Benefit Duration. For example, if the Acceleration Benefit is $200,000 and the
   Acceleration Benefit Duration as of the fifth contract
 anniversary was 24 months, the Maximum Monthly Level Benefit would be $8,333.33
   ($200,000/24).

Excess Withdrawals will reduce the Maximum Monthly Level Benefit amount by the same percentage the Excess Withdrawal reduces the Contract Value. See
Withdrawals. All other withdrawals and LTC Benefit payments will not change the
Maximum Monthly Level Benefit amount. The Maximum Monthly Level Benefit amount does not include Growth Benefits.

                                      IMPORTANT NOTE:

 We designed the LTC Rider to function most optimally if you do not start receiving LTC
   Benefits until on or after the fifth contract
 anniversary. After the fifth contract anniversary, you can maximize your monthly LTC
   Benefit payments and receive those
 payments over the shortest period of time (which means you will have a shorter period of time to access the money we pay from
 our general account during the Extension Benefit period). This discussion assumes that you do not begin taking LTC Benefit
 payments until after the fifth contract anniversary. However, because we wanted to provide you with the flexibility to begin
 taking LTC Benefit payments prior to the fifth contract anniversary if the need arises, we will highlight the impact of taking LTC
 Benefit payments earlier in a later section. See "Determining LTC Benefits - Electing to
   Receive LTC Benefits Before the Fifth
 Contract Anniversary."

Whether you can request all of the Maximum Monthly Level Benefit (after the required waiting period and fulfilling all other applicable requirements to receive LTC Benefits) will depend on whether you are residing in a "nursing home" or are receiving "hospice care" (which may be received in your home or in a hospice care facility). Both of these terms, and other qualified Long-Term
Care services, are defined in the Long-Term Care Coverage Endorsement form; the actual terms and definitions may vary because of requirements imposed by the particular state in which the LTC Benefit was issued. The following chart shows the amount you may request in LTC Benefits.


Type of Long-Term Care Services                                         Amount of Monthly Benefit You Can Request

 If you are residing in a nursing home or are receiving hospice care:   You may request an amount up to the Maximum Monthly
                                                                        Level
                                                                        Benefit amount. Contractowners with contracts issued in
                                                                        certain
                                                                        states not listed below may also request up to the
                                                                        Maximum
                                                                        Monthly Level Benefit amount if they are in an assisted
                                                                        living
                                                                        facility.
 If you are eligible and qualify for other qualified Long-Term Care     You may request only up to 50% of the Maximum Monthly
                                                                        Level
 Services (such as but not limited to home health care, adult day       Benefit amount*. If upon commencement of a month you
                                                                        qualify to
 care, assisted living services), but are not residing in a nursing     receive up to 50% of the Maximum Monthly Level Benefit
                                                                        amount
 home or receiving hospice care:                                        and during that month you enter a nursing home or start
                                                                        to receive
                                                                        hospice care, you will qualify to receive up to 100% of
                                                                        the
                                                                        Maximum Monthly Level Benefit amount the following
                                                                        month.

*     Contractowners whose contracts were issued in the following states may only request up to 50% of the Maximum Monthly Level Benefit amount for assisted living services: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME,
      MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY.
      Contractowners in all other states may request up to 100% of the Maximum
      Monthly Level Benefit amount for assisted living services.

The Maximum Monthly Level Benefit amount will not change after the fifth contract anniversary unless you make an Excess Withdrawal (as described below).
If, after the fifth contract anniversary, you receive less than the Maximum
Monthly Level Benefit amount in any given month, the Maximum Monthly Level
Benefit amount will not be increased, but the minimum Acceleration Benefit
Duration or minimum Extension Benefit Duration will be increased and will equal the remaining Acceleration Benefit or Extension Benefit divided by the Maximum
Monthly Level Benefit amount.

 Example: The following is an example of how taking less than the Maximum Monthly Level
   Benefit impacts future
Maximum
 Monthly Level Benefit amounts and extends the Acceleration Benefit Duration and
   Extension Benefit Duration. This example
also
 illustrates how the Maximum Monthly Level Benefit does not change after the fifth
   Contract Year. Assume LTC Benefit
payments
 begin after the fifth contract anniversary and the owner receives 50% of the Maximum
   Monthly Level Benefit each
month.
 On fifth contract anniversary:
 Acceleration Benefit:
 Acceleration Benefit Duration:
 Extension Benefit:
 Extension Benefit Duration:
 Maximum Monthly Level Benefit ($100,000/24):
 Monthly LTC Benefit payment (50% of $4,166.67):
 On the sixth contract anniversary:
 Remaining Acceleration Benefit:

                                                                                           ($100,000 - LTC Benefit payments of
                                                                                           $25,000 ($2,083.33 x 12))
 Remaining Acceleration Benefit Duration

                                                                                           (assuming the Contractowner
                                                                                           continues to receive 50% of the
                                                                                           Maximum Monthly Level Benefit):
                                                                                           ($75,000 /
                                                                                           $2,083.33)
 Remaining Acceleration Benefit Duration

                                                                                           (if the Contractowner begins
                                                                                           receiving 100% of the Maximum
                                                                                           Monthly Level Benefit): ($75,000 /
                                                                                           $4,166.67)
 Remaining Extension Benefit:
 Remaining Extension Benefit Duration

                                                                                           (assuming the Contractowner
                                                                                           continues to receive 50% of the
                                                                                           Maximum Monthly Level Benefit each
                                                                                           year):
                                                                                           ($200,000 / $2,083.33)
 Remaining Acceleration Benefit Duration

                                                                                           (if the Contractowner begins
                                                                                           receiving 100% of the Maximum
                                                                                           Monthly Level Benefit): ($200,000 /
                                                                                           $4,166.67)

 Example: The following is an example of how taking less than the Maximum Monthly Level Benefit impacts future Maximum
 Monthly Level Benefit amounts and extends the Acceleration Benefit Duration and Extension Benefit
Duration. This example also
 illustrates how the Maximum Monthly Level Benefit does not change after the fifth Contract Year. Assume
LTC Benefit payments
 begin after the fifth contract anniversary and the owner receives 50% of the Maximum Monthly Level
Benefit each month.
 On fifth contract anniversary:
 Acceleration Benefit:                                                                     $ 100,000
 Acceleration Benefit Duration:                                                            24 months
 Extension Benefit:                                                                        $ 200,000
 Extension Benefit Duration:                                                               48 months
 Maximum Monthly Level Benefit ($100,000/24):                                              $4,166.67
 Monthly LTC Benefit payment (50% of $4,166.67):                                           $2,083.33
 On the sixth contract anniversary:
 Remaining Acceleration Benefit:
                                                                                           $  75,000
 Remaining Acceleration Benefit Duration
                                                                                           36 months
 Remaining Acceleration Benefit Duration
                                                                                           18 months
 Remaining Extension Benefit:                                                              $ 200,000
 Remaining Extension Benefit Duration
                                                                                           96 months
 Remaining Acceleration Benefit Duration
                                                                                           48 months

Special Considerations When Determining the Amount of Benefits to Request: Keep
in mind that you may use the LTC Benefit payments for any purpose and may request more than your actual expenses for Long-Term Care Services (subject to the maximums discussed above). When determining the amount of the LTC Benefit to request, however, there are a number of factors you may want to take into account.

                                                                             123

During the Acceleration Benefit Duration, for example, you may want to consider the actual cost of your care and the expected length of your care, the chance that you may not live long enough to receive all the LTC Benefit payments, and the need for Death Benefit and/or annuity features under your contract. During the Acceleration Benefit Duration, taking less than the maximum amount of the
Acceleration Benefit to which you are entitled will extend the Acceleration
Benefit Duration (and thus will extend the beginning of the Extension Benefit
Duration, when LTC Benefits are being paid out of our assets). (As discussed below, not taking Growth Benefit payments will not extend the Acceleration
Benefit Duration.) If the cost of any qualified Long-Term Care Services that you are receiving is less than the maximum you can request and you anticipate needing money for Long-Term Care Services for a longer period of time than the
LTC Benefit Duration, then you may want to consider taking less than the maximum amount. Taking less than the maximum has the advantage of extending your benefits over a longer time period and/or allowing you to retain your
Death Benefit and annuity options (which are reduced by withdrawals including
LTC Benefit payments and thus will not be reduced as quickly), but has the disadvantage of there being a greater chance that you may not live long enough to receive all or as many LTC Benefit payments.

Once you are in the Extension Benefit Duration, when LTC Benefits are being paid out of our assets, it is almost universally better to take your maximum permitted amount each month, in case of death prior to all LTC Benefit payments being made.

In all cases, you should also consider the limits imposed under IRS rules. See
General Provisions - Federal Taxation below.

Growth Benefit Option

At the time you purchase the Rider, you will choose whether to add the Growth
Benefit option. The Growth Benefit option may not be added after the LTC Rider is issued. The Growth Benefit option may provide an additional amount of LTC
Benefit from investment gains in the Subaccounts and fixed account. The Growth
Benefit is paid as monthly Growth Benefit payments up to the Maximum Monthly
Growth Benefit amount.

Growth Benefit payments may be paid in addition to Acceleration Benefit payments and Extension Benefit payments and are paid during both the
Acceleration Benefit Duration and the Extension Benefit Duration. Thus, while your initial Gross Purchase Payment (and any subsequent Gross Purchase Payment made during the first 90 days up to the applicable maximum limit) is returned to you over the Acceleration Benefit Duration, your Growth Benefit is spread over both the Acceleration Benefit Duration and the Extension Benefit Duration.
After the Extension Benefit is reduced to zero and if there is any remaining
LTC Guaranteed Amount, you may continue to receive Growth Benefits, if otherwise eligible, until the LTC Guaranteed Amount is reduced to zero. At such point, Growth Benefit payments will no longer be subject to the Maximum Monthly
Growth Benefit limit (i.e., you can request a lump sum of any remaining LTC
Guaranteed Amount).

On each contract anniversary until you reach age 76, the LTC Guaranteed Amount may increase to an amount equal to the Contract Value, if higher, due to automatic step-ups, up to the maximum LTC Guaranteed Amount limit of $800,000
(referred to as the automatic step-up). The Growth Benefit is equal to the difference between the LTC Guaranteed Amount and the Acceleration Benefit, if
any. On the contract date, the Growth Benefit is zero. The Growth Benefit will be calculated on each contract anniversary or at the time of an Excess
Withdrawal.

 Automatic Step-Ups = On each contract anniversary, the LTC Guaranteed Amount will automatically step up to the Contract
Value
 as of the contract anniversary if:
 o                                                                                         The Covered Life is still living and
                                                                                           under age 76;
 o                                                                                         The Contract Value on that contract
                                                                                           anniversary is greater than the LTC
                                                                                           Guaranteed Amount; and
 o                                                                                         The maximum LTC Guaranteed Amount
                                                                                           limit has never been reached.

 Excess Withdrawals will reduce the LTC Guaranteed Amount and Growth Benefit by the same percentage that the Excess
 Withdrawal reduces the Contract Value.

Once you begin receiving LTC Benefit payments, we transfer Contract Value to the LTC Fixed Account (which is part of our general account) equal to the LTC
Guaranteed Amount (or the Contract Value, if less). Each contract anniversary thereafter, we transfer to the LTC Fixed Account the amount by which the LTC
Guaranteed Amount "stepped up" that year. See LTC Fixed Account for additional information. Because your Contract Value will be earning fixed interest in the
LTC Fixed Account and will no longer be participating in any investment performance in the separate account, there is very little likelihood that the automatic step-ups will continue to increase the LTC Guaranteed Amount while you are receiving LTC Benefits even though you will still be paying an increased Acceleration Benefit Charge for the Growth Benefit. Thus if you
purchase the Growth Benefit, you should allow sufficient time before you anticipate needing LTC Benefits to allow the automatic step-ups to increase the
LTC Guaranteed Amount and should not purchase it if you anticipate needing LTC
Benefit within a short time-frame.

You will pay a higher LTC Charge for the Growth Benefit option than for the
Level Benefit option. In addition, when deciding whether to purchase the Growth
Benefit option, you should consider that under the Growth Benefit option, any withdrawal will be an Excess Withdrawal. However, if the maximum LTC Guaranteed
Amount limit of $800,000 has been reached or you are age 76 or older, and your
Contract Value exceeds the LTC Guaranteed Amount on a contract anniversary, you may withdraw an amount up to the Conforming Withdrawal amount. See Withdrawals for an example of how an Excess Withdrawal reduces the LTC Guaranteed Amount.


Once the maximum LTC Guaranteed Amount limit has been reached or you are age 76 or older, you will not receive any further automatic step-ups of the LTC
Guaranteed Amount (even if it later declines due to Excess Withdrawals or LTC
Benefit payments). Contract Value in excess of the maximum LTC Guaranteed
Amount will not provide any additional Growth Benefit.

 Example: Following is an example of how the automatic step-ups will work through the first three contract
anniversaries
 (assuming no withdrawals).
 Total Gross Purchase Payments added to the contract as of 90th day after the contract date:
 LTC Guaranteed Amount as of 90th day after the contract date equals total Purchase
   Payments made into
the
 contract:
 Acceleration Benefit as of 90th day after the contract date:
 Total Contract Value on first contract anniversary reflecting investment gain:
 New LTC Guaranteed Amount on first contract anniversary:

                                                                                           (LTC Guaranteed Amount steps up
                                                                                           since $225,000 is greater than LTC
                                                                                           Guaranteed Amount of $200,000)
 Growth Benefit on first contract anniversary

                                                                                           ($225,000 LTC Guaranteed Amount -
                                                                                           $200,000 Acceleration Benefit):
 Total Contract Value on second contract anniversary reflecting investment loss from previous contract
anniversary
                                                                                           ($225,000 LTC Guaranteed Amount does
                                                                                           not change as the Contract Value of
                                                                                           $218,000 is less; $25,000
                                                                                           Growth Benefit does not change):
 Total Contract Value on third contract anniversary reflecting investment gain from previous contract
anniversary:
 New LTC Guaranteed Amount on third contract anniversary

                                                                                           (LTC Guaranteed Amount steps up as
                                                                                           $240,000 is greater than LTC
                                                                                           Guaranteed Amount of $225,000):
 Growth Benefit on third contract anniversary

                                                                                           ($240,000 LTC Guaranteed Amount -
                                                                                           $200,000 Acceleration Benefit):

 Example: Following is an example of how the automatic step-ups will work through the first three contract anniversaries
 (assuming no withdrawals).
 Total Gross Purchase Payments added to the contract as of 90th day after the contract     $200,000
date:
 LTC Guaranteed Amount as of 90th day after the contract date equals total Purchase        $200,000
Payments made into the
 contract:
 Acceleration Benefit as of 90th day after the contract date:                              $200,000
 Total Contract Value on first contract anniversary reflecting investment gain:            $225,000
 New LTC Guaranteed Amount on first contract anniversary:
                                                                                           $225,000
 Growth Benefit on first contract anniversary
                                                                                           $ 25,000
 Total Contract Value on second contract anniversary reflecting investment loss from previous contract anniversary
                                                                                           $218,000
 Total Contract Value on third contract anniversary reflecting investment gain from        $240,000
previous contract anniversary:
 New LTC Guaranteed Amount on third contract anniversary
                                                                                           $240,000
 Growth Benefit on third contract anniversary
                                                                                           $ 40,000

You may choose to irrevocably terminate the automatic step-ups if you believe that you have sufficient LTC Benefits to cover your needs and do not want or need to further increase the LTC Benefits. You may terminate automatic step-ups after the fifth contract anniversary by notifying us in writing at least 30 days prior to the next contract anniversary. By choosing to terminate the automatic step-ups, the LTC Guaranteed Amount will no longer step up to the
Contract Value, if higher. You will still pay the higher Acceleration Benefit
Charge associated with the Growth Benefit if you terminate automatic step-ups.
However, the charge will not increase as the LTC Guaranteed Amount (which the charge is based on) will no longer increase because of step-ups to the Contract
Value. See Charges and Other Deductions - Rider Charges - Long-Term CareSM
Advantage Charge.

Growth Benefit payments reduce the Growth Benefit, the LTC Guaranteed Amount, and the Contract Value by the dollar amount of the payment. Excess Withdrawals reduce the Growth Benefit by the same percentage that the Excess Withdrawal amount reduces the Contract Value. This means that the reduction in the Growth
Benefit could be more than the dollar amount withdrawn. Because we transfer
Contract Value equal to the LTC Guaranteed Amount (or all Contract Value, if
less) to the LTC Fixed Account once you begin receiving payments and each contract anniversary thereafter, all Growth Benefit payments are subject to claims of our general creditors and to the claims-paying ability of Lincoln
Life.

Maximum Monthly Growth Benefit

The Maximum Monthly Growth Benefit amount is the maximum amount of Growth
Benefit that may be paid in any calendar month. The Maximum Monthly Growth
Benefit amount is recalculated each contract anniversary and upon an Excess
Withdrawal. The calculation of the Maximum Monthly Growth Benefit amount is based on payment of the Growth Benefit over both the Acceleration and Extension
Benefit Durations.

Under the formula, we determine how many months of Acceleration and Extension
Benefit payments are remaining by dividing the total remaining Acceleration and
Extension Benefits by the Maximum Monthly Level Benefit amount. Then the Growth
Benefit is divided over this same number of months.

 The Maximum Monthly Growth Benefit amount = [i - ((ii + iii) - iv)] where:
 (i)      equals the Growth Benefit on the contract anniversary;
 (ii)     equals any remaining Acceleration Benefit on the contract anniversary;
 (iii)    equals any remaining Extension Benefit on the contract anniversary; and
 (iv)     equals the Maximum Monthly Level Benefit amount on the contract anniversary.

                                                                             125

When you make a request for benefits, you may request an amount up to the
Maximum Monthly LTC Benefit amount. You will receive a single monthly LTC
Benefit payment that will include the Growth Benefit payment, in addition to either the Acceleration Benefit payment or Extension Benefit payment. We deduct your request first from the Acceleration Benefit (during the Acceleration
Benefit Duration) or Extension Benefit (during the Extension Benefit Duration)
up to the Maximum Monthly Level Benefit (which is the maximum amount you could request if you did not have the Growth Benefit option). Any amount requested above that amount will be deducted from the Growth Benefit up to the Maximum
Monthly LTC Benefit amount. Thus, no Growth Benefit payments will be made unless you are requesting more than the Maximum Monthly Level Benefit amount available to you for that month. However, any unused Growth Benefit Payments can be used once the Maximum Growth Benefit Monthly payment is recalculated.

 Maximum Monthly LTC Benefit amount = the Maximum Monthly Level Benefit amount plus the
   Maximum Monthly Growth Benefit
 amount

Whether you can request all of the Maximum Monthly LTC Benefit will depend on whether you are residing in a nursing home or receiving hospice care:

Type of Long-Term Care Services                                         Amount of Monthly Benefit You Can Request

 If you are residing in a nursing home or are receiving hospice care:   You may request an amount up to the Maximum Monthly LTC
                                                                        Benefit amount. Contractowners with contracts issued in
                                                                        certain
                                                                        states not listed below may also request up to the
                                                                        Maximum
                                                                        Monthly LTC Benefit amount if they are in an assisted
                                                                        living facility.
 If you are eligible and qualify for other qualified Long-Term Care     You may request only up to 50% of the Maximum Monthly
                                                                        LTC
 Services (such as but not limited to home health care, adult day       Benefit amount*. If upon commencement of a month you
                                                                        qualify to
 care, assisted living services), but are not residing in a nursing     receive up to 50% of the Maximum Monthly LTC Benefit
                                                                        amount
 home or receiving hospice care:                                        and during that month you enter a nursing home or start
                                                                        to receive
                                                                        hospice care, you will qualify to receive up to 100% of
                                                                        the
                                                                        Maximum Monthly LTC Benefit amount the following month.

*Contractowners whose contracts were issued in the following states may only request up to 50% of the Maximum Monthly LTC Benefit amount for assisted living services: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC,
ND, NE, NM, OK, OR, RI, SC, SD, WV, WY. Contractowners in all other states may request up to 100% of the Maximum Monthly LTC Benefit amount for assisted living services.

 Example: The following is an example of how the Maximum Monthly Growth Benefit amount,
   Maximum Monthly Level
Benefit
 amount and the Maximum Monthly LTC Benefit are calculated on the fifth contract anniversary with growth of the Contract
Value
 from investment gains of $20,000 and assuming $100,000 Gross Purchase Payments were made prior to 90th day after
the
 contract date.
 Acceleration Benefit on fifth contract anniversary:
 Extension Benefit on fifth contract anniversary:
 Contract Value on fifth contract anniversary:
 LTC Guaranteed Amount on fifth contract anniversary steps-up to Contract Value of
$120,000:
 Growth Benefit

                                                                                           ($120,000 LTC Guaranteed Amount -
                                                                                           $100,000 Acceleration Benefit):
 Maximum Monthly Level Benefit

                                                                                           ($100,000 - 24 months of
                                                                                           Acceleration Benefit Duration left):
 Maximum Monthly Growth Benefit

                                                                                           [$20,000 Growth Benefit - (($100,000
                                                                                           Acceleration Benefit + $200,000
                                                                                           Extension Benefit) - $4,166.67
                                                                                           Maximum Monthly Level Benefit)]:
 Maximum Monthly LTC Benefit ($4,166.67 + $277.78):

 Example: The following is an example of how the Maximum Monthly Growth Benefit amount, Maximum Monthly
Level Benefit
 amount and the Maximum Monthly LTC Benefit are calculated on the fifth contract anniversary with growth of the Contract Value
 from investment gains of $20,000 and assuming $100,000 Gross Purchase Payments were made prior to 90th day after the
 contract date.
 Acceleration Benefit on fifth contract anniversary:                                       $ 100,000
 Extension Benefit on fifth contract anniversary:                                          $ 200,000
 Contract Value on fifth contract anniversary:                                             $ 120,000
 LTC Guaranteed Amount on fifth contract anniversary steps-up to Contract Value of         $ 120,000
$120,000:
 Growth Benefit
                                                                                           $  20,000
 Maximum Monthly Level Benefit
                                                                                           $4,166.67
 Maximum Monthly Growth Benefit
                                                                                           $  277.78
 Maximum Monthly LTC Benefit ($4,166.67 + $277.78):                                        $4,444.45

Special Considerations When Determining the Amount of Benefits to Request: If
you receive less than the Maximum Monthly Growth Benefit amount, the unused
Growth Benefit for that month will not be available for the remainder of that
Contract Year. On the next contract anniversary, the remaining Growth Benefit for the prior year will carry over and the Growth Benefit and the Maximum
Monthly Growth Benefit amount will be recalculated, and will increase, as stated above. Taking less than the Maximum Monthly Growth Benefit amount will not extend the Acceleration Benefit Duration or Extension Benefit Duration.
This calculation is intended to permit you to take your remaining Growth
Benefit over the same period you will receive your remaining Acceleration
Benefit plus your Extension Benefit. Any Growth Benefit remaining at the end of the Extension Benefit Duration will continue to be available to you as LTC
Benefit payments until exhausted, and will not be subject to a monthly maximum limit.


 Example: Continuing the prior example if, during the first six months of the Contract
   Year, you requested that you be paid the
 entire Maximum Monthly Growth Benefit each month and then for the other six months you requested no Growth Benefit, there
 will be unused Growth Benefit for that contract year of $1,666.68 ($277.78 Maximum
   Monthly Growth Benefit x 6 months). On the
 next contract anniversary, the Maximum Monthly Growth Benefit will increase because there was unused Growth Benefit during
 the current Contract Year.

Electing to Receive LTC Benefits Before the Fifth Contract Anniversary

As we previously mentioned, we designed the LTC Rider to function most optimally if you do not start receiving LTC Benefits until on or after the fifth contract anniversary. The LTC Rider is designed to provide the highest amount of monthly LTC Benefits if you wait until after the fifth contract anniversary to receive LTC Benefit payments, though no matter when you start to receive LTC Benefit payments, we promise to pay you the same overall amount of
LTC Benefits. The preceding discussion assumed that you do not begin taking LTC
Benefit payments before the fifth contract anniversary. However, you have the flexibility to begin taking LTC Benefit payments prior to the fifth contract anniversary if the need arises. This section highlights the impact of taking
LTC Benefit payments earlier.

When you purchase the LTC Rider, the LTC Benefit Duration is equal to 252 months and is comprised of 84 months (i.e., 7 years) of Acceleration Benefit
Duration plus 168 months (i.e., 14 years) of Extension Benefit Duration. If you have not received LTC Benefits, on each contract anniversary up to the fifth contract anniversary, we will recalculate the LTC Benefit Duration by subtracting 12 months from the Acceleration Benefit Duration and 24 months from the Extension Benefit Duration. This is important because the Acceleration
Benefits and the Extension Benefits are paid monthly up to the Maximum Monthly
Level Benefit amount and the Maximum Monthly Level Benefit amount is calculated based on the number of months remaining in the Acceleration Benefit Duration or
Extension Benefit Duration.

The following chart illustrates how the LTC Benefit Durations decrease each year that you wait to receive LTC Benefit payments up to the fifth contract anniversary. You should refer to this chart and carefully consider the information contained in the chart in order to determine the minimum
Acceleration Benefit Duration and the minimum Extension Benefit Duration based on the Contract Year you start to submit requests for LTC Benefits.

                       LTC Benefit Duration Chart
 Contract Year of First      Acceleration       Extension      Total LTC
   Request for Maximum          Benefit          Benefit        Benefit
  Level Benefit amounts        Duration         Duration        Duration

           1*                 84 months       168 months      252 months
            2                 72 months       144 months      216 months
            3                 60 months       120 months      180 months
            4                 48 months        96 months      144 months
            5                 36 months        72 months      108 months
           6+                 24 months        48 months       72 months

*     You may not receive LTC Benefit payments prior to the first contract anniversary and satisfaction of the 90-day deductible period.

When a benefit payment less than the Maximum Monthly Level Benefit amount is made prior to the fifth contract anniversary, we will recalculate your Maximum
Monthly Level Benefit amount and it will increase, but we will not extend the
Acceleration Benefit Duration. Accordingly, if you receive less than the
Maximum Monthly Level Benefit amount in any Contract Year prior to the fifth contract anniversary, the Maximum Monthly Level Benefit will be recalculated on the contract anniversary and will increase. In addition, the minimum Extension
Benefit Duration will be recalculated on the contract anniversary and will decrease due to the higher Maximum Monthly Level Benefit amount. The Extension
Benefit Duration will be recalculated to equal the Extension Benefit divided by the recalculated Maximum Monthly Level Benefit.

Example: The following chart provides an example of how the Maximum Monthly
Level Benefit (annualized) increases each year that you wait to start receiving
Acceleration Benefit payments up to the fifth contract anniversary. This chart illustrates a Gross Purchase Payment of $100,000, resulting in an Acceleration
Benefit of $100,000 as of the Contract Year when you start to receive
Acceleration Benefit payments. The example also assumes you have chosen the
Level Benefit option and that the Maximum Monthly Level Benefit amount is taken each Contract Year starting at the beginning of the Contract Year and that no withdrawals have been made other than the illustrated LTC Benefit amounts.

                                                                             127

                                        Maximum Monthly Level Benefit (annualized)
                                     based on when Acceleration Benefit payments begin
                                    Acceleration
                                      Benefit       Acceleration       Acceleration                          Acceleration
                                      payments    Benefit payments   Benefit payments   Benefit payments   Benefit payments
LTC Benefit              Contract     Begin in        Begin in           Begin in           Begin in           Begin in
Duration                   Year        Year 2          Year 3             Year 4             Year 5             Year 6

 Acceleration Benefit        1*
                             2        $16,667
                             3        $16,667    $20,000
                             4        $16,667    $20,000            $25,000
                             5        $16,667    $20,000            $25,000            $33,000
                             6        $16,667    $20,000            $25,000            $33,000            $50,000
                             7        $16,667    $20,000            $25,000            $33,000            $50,000
 Extension Benefits          8        $16,667    $20,000            $25,000            $33,000            $50,000
                             9        $16,667    $20,000            $25,000            $33,000            $50,000
                            10        $16,667    $20,000            $25,000            $33,000            $50,000
                            11        $16,667    $20,000            $25,000            $33,000            $50,000
                            12        $16,667    $20,000            $25,000            $33,000
                            13        $16,667    $20,000            $25,000            $33,000
                            14        $16,667    $20,000            $25,000
                            15        $16,667    $20,000            $25,000
                            16        $16,667    $20,000
                            17        $16,667    $20,000
                            18        $16,667
                            19        $16,667

*     You may not receive LTC Benefit payments prior to the first contract anniversary and satisfaction of the 90-day deductible period. For illustrative purposes, this chart does not include satisfaction of the deductible period.

 Example: Continuing the example illustrated by the chart, if you started to receive
   Acceleration Benefit payments during the
third
 Contract Year, the Maximum Monthly Level Benefit would be calculated as follows:
 LTC Guaranteed Amount as of second contract anniversary:
 Acceleration Benefit (equals LTC Guaranteed Amount):
 Extension Benefit (2 x Acceleration Benefit):
 Acceleration Benefit Duration (from LTC Benefit Duration chart):
 Maximum Monthly Level Benefit

                                                                                           ($100,000 Acceleration Benefit - 60
                                                                                           months):
 Extension Benefit Duration (from LTC Benefit Duration chart):
 By electing to start receiving Acceleration Benefit payments in the third Contract Year, the Maximum Monthly Level
Benefit
 (annualized) would be $20,000. If the Maximum Monthly Level Benefit were requested and paid out each month, the
Acceleration
 Benefit Duration would be 60 months (5 years) followed by an Extension Benefit Duration of 120 months (10 years). The
total
 available Acceleration and Extension Benefits would still be $300,000 ($100,000
   Acceleration Benefit plus $200,000
Extension
 Benefit). If you waited to start receiving the Acceleration Benefit payments on or after the fifth contract anniversary, the
annual
 benefit would have been $50,000 paid out over the minimum Acceleration and Extension
   Benefit Durations of 24 and 48
months
 respectively.
 If you are receiving the Maximum Monthly Level Benefit each month, the Maximum Monthly
   Level Benefit will not change
the
 following Contract Year. If you receive less than the Maximum Monthly Level Benefit amount in any Contract Year prior to the
fifth
 contract anniversary, the Maximum Monthly Level Benefit will be recalculated on the contract anniversary and will increase.
In
 addition, the minimum Extension Benefit Duration will be recalculated on the contract anniversary and will decrease due to
the
 higher Maximum Monthly Level Benefit amount. The Extension Benefit Duration will be recalculated to equal the Extension
Benefit
 divided by the recalculated Maximum Monthly Level Benefit.

 Example: Continuing the example illustrated by the chart, if you started to receive Acceleration Benefit payments during the third
 Contract Year, the Maximum Monthly Level Benefit would be calculated as follows:
 LTC Guaranteed Amount as of second contract anniversary:                                  $100,000
 Acceleration Benefit (equals LTC Guaranteed Amount):                                      $100,000
 Extension Benefit (2 x Acceleration Benefit):                                             $200,000
 Acceleration Benefit Duration (from LTC Benefit Duration chart):                          60 months
 Maximum Monthly Level Benefit
                                                                                           $1,666.67 or $20,000 per year
 Extension Benefit Duration (from LTC Benefit Duration chart):                             120 months
 By electing to start receiving Acceleration Benefit payments in the third Contract Year, the Maximum Monthly Level
Benefit
 (annualized) would be $20,000. If the Maximum Monthly Level Benefit were requested and paid out each month, the
Acceleration
 Benefit Duration would be 60 months (5 years) followed by an Extension Benefit Duration of 120 months (10 years). The total
 available Acceleration and Extension Benefits would still be $300,000 ($100,000 Acceleration Benefit plus $200,000
Extension
 Benefit). If you waited to start receiving the Acceleration Benefit payments on or after the fifth contract anniversary, the annual
 benefit would have been $50,000 paid out over the minimum Acceleration and Extension Benefit Durations of 24 and 48
months
 respectively.
 If you are receiving the Maximum Monthly Level Benefit each month, the Maximum Monthly Level Benefit will not change the following Contract Year. If you receive less than the Maximum Monthly Level Benefit amount in any Contract Year prior to the fifth
 contract anniversary, the Maximum Monthly Level Benefit will be recalculated on the contract anniversary and will increase. In
 addition, the minimum Extension Benefit Duration will be recalculated on the contract anniversary and will decrease due to the
 higher Maximum Monthly Level Benefit amount. The Extension Benefit Duration will be recalculated to equal the Extension
Benefit
 divided by the recalculated Maximum Monthly Level Benefit.


 Example: Continuing the previous example, the following is an example of how the Maximum
   Monthly Level Benefit amount
and
 the minimum Extension Benefit Duration are recalculated on the third contract anniversary where less than the Maximum
Monthly
 Level Benefit amount has been requested. The example assumes the Level Benefit option has been chosen. The $100,000
LTC
 Guaranteed Amount as of the second contract anniversary has been reduced by Acceleration
   Benefit payments of only
$10,000
 (paid in the third Contract Year) of the available annual amount of $20,000.
 LTC Guaranteed Amount as of the third contract anniversary

                                                                                           ($100,000 - $10,000 LTC Benefit
                                                                                           payment in prior Contract Year):
 Acceleration Benefit (equals the LTC Guaranteed Amount):
 Extension Benefit (has not been reduced as no Extension Benefits have been paid):
 Acceleration Benefit Duration:
 Maximum Monthly Level Benefit

                                                                                           ($90,000 Acceleration Benefit - 48
                                                                                           months):
 Extension Benefit Duration

                                                                                           ($200,000 Extension Benefit - $1,875
                                                                                           Maximum Monthly Level Benefit):
 The remaining Acceleration Benefit Duration after the third contract anniversary is 48 months. The new Maximum Monthly
Level
 Benefit amount increases to $22,500 (annualized) and the Extension Benefit Duration decreases to 107 months due to
receiving
 less than the Maximum Monthly Level Benefit amount. Only one-half of the Maximum Monthly
   Level Benefit amount ($937.50)
will
 be available to you if you are not confined to a nursing home or are not receiving hospice
care.
 On the fifth contract anniversary, we will recalculate the Maximum Monthly Level Benefit amount for the last time and it will
not
 change thereafter unless you make an Excess Withdrawal. If after the fifth contract anniversary, you receive less than
the
 Maximum Monthly Level Benefit amount in any given month, the Maximum Monthly Level
   Benefit amount will not be
increased;
 but the Acceleration Benefit Duration or Extension Benefit Duration will be increased and will equal the remaining
Acceleration
 Benefit or Extension Benefit divided by the Maximum Monthly Level Benefit amount.

 Example: Continuing the previous example, the following is an example of how the Maximum Monthly Level Benefit amount and the minimum Extension Benefit Duration are recalculated on the third contract anniversary where less than the Maximum
Monthly
 Level Benefit amount has been requested. The example assumes the Level Benefit option has been chosen. The $100,000 LTC
 Guaranteed Amount as of the second contract anniversary has been reduced by Acceleration Benefit payments of only $10,000
 (paid in the third Contract Year) of the available annual amount of $20,000.
 LTC Guaranteed Amount as of the third contract anniversary
                                                                                           $ 90,000
 Acceleration Benefit (equals the LTC Guaranteed Amount):                                  $ 90,000
 Extension Benefit (has not been reduced as no Extension Benefits have been paid):         $200,000
 Acceleration Benefit Duration:                                                            48 months
 Maximum Monthly Level Benefit
                                                                                           $1,875.00 or $22,500 per year
 Extension Benefit Duration
                                                                                           107 months
 The remaining Acceleration Benefit Duration after the third contract anniversary is 48 months. The new Maximum Monthly
Level
 Benefit amount increases to $22,500 (annualized) and the Extension Benefit Duration decreases to 107 months due to receiving
 less than the Maximum Monthly Level Benefit amount. Only one-half of the Maximum Monthly Level Benefit amount ($937.50)
will
 be available to you if you are not confined to a nursing home or are not receiving hospice care.
 On the fifth contract anniversary, we will recalculate the Maximum Monthly Level Benefit amount for the last time and it will not
 change thereafter unless you make an Excess Withdrawal. If after the fifth contract anniversary, you receive less than the
 Maximum Monthly Level Benefit amount in any given month, the Maximum Monthly Level Benefit amount will not be increased;
 but the Acceleration Benefit Duration or Extension Benefit Duration will be increased and will equal the remaining
Acceleration
 Benefit or Extension Benefit divided by the Maximum Monthly Level Benefit amount.

Withdrawals

You may be able to make withdrawals pursuant to the withdrawal provision of your contract without a reduction to the LTC Benefits if the LTC Guaranteed
Amount is less than the Contract Value. Under the LTC Rider, withdrawals are either Conforming Withdrawals or Excess Withdrawals. Conforming Withdrawals
will not have any effect on the LTC Benefits and will reduce the Contract Value by the amount of the withdrawal. Excess Withdrawals reduce the LTC Benefits by the same percentage that the Excess Withdrawal reduced the Contract Value.
Excess Withdrawals reduce the Contract Value by the amount of the withdrawal.
The tax consequences of withdrawals are discussed in the Federal Tax Matters section of this prospectus.

All withdrawals you make, whether or not within the Conforming Withdrawal amount, will continue to be subject to any other terms and conditions contained in your contract. See The Contracts-Surrenders and Withdrawals.

Conforming Withdrawals

If available, you may make periodic withdrawals from your Contract Value in amounts less than or equal to the Conforming Withdrawal amount each Contract
Year without reducing the LTC Benefits. Conforming Withdrawals may be withdrawn in addition to receiving LTC Benefit payments . Conforming Withdrawals will not reduce the LTC Guaranteed Amount, the Acceleration Benefit, the Extension
Benefit, and if elected, the Growth Benefit. If the LTC Guaranteed Amount is equal to or greater than your Contract Value on a contract anniversary, any withdrawal in that Contract Year will not be a Conforming Withdrawal. Moreover, if you elect the Growth Benefit option, any withdrawal will be deemed an Excess
Withdrawal unless you are age 76 or older or the maximum LTC Guaranteed Amount limit of $800,000 has been reached and your Contract Value exceeds the maximum
LTC Guaranteed Amount on a contract anniversary, in which case you may withdraw an amount up to the Conforming Withdrawal amount for that Contract Year.

  Conforming Withdrawal = any withdrawal that does not exceed during a contract year the greater of $0 and (a) minus (b)
where:
  (a)   equals 5% of the difference of the Contract Value over the LTC Guaranteed Amount as of the most recent contract anniversary (or, prior to the first contract anniversary, the contract date); and
  (b)   equals all prior withdrawals in that Contract Year.

Excess Withdrawals

Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Contract Year that exceeds the Conforming Withdrawal amount. Only that portion of the current withdrawal amount that exceeds the Conforming
Withdrawal amount will be

                                                                             129

deemed to be an Excess Withdrawal. Any Excess Withdrawal that reduces the
Contract Value to zero will terminate the LTC Rider and the only LTC Benefit that you may be eligible to receive will be the Optional Nonforfeiture Benefit, if elected.

 More specifically, Excess Withdrawals reduce various benefits in accordance with the following
formula:
 o                                                                                         Multiply the benefit being affected
                                                                                           (i.e., the Acceleration Benefit)
                                                                                           before the Excess Withdrawal by (1 -
                                                                                           the Reduction
                                                                                           Percentage due to Excess
                                                                                           Withdrawal).
 o                                                                                         The Reduction Percentage due to
                                                                                           Excess Withdrawal = Excess
                                                                                           Withdrawal - Contract Value before
                                                                                           the Excess Withdrawal.
 Importantly, this means that the reduction could be more than the dollar amount withdrawn.

Excess Withdrawals will reduce the LTC Guaranteed Amount, Acceleration Benefit,
Extension Benefit, Maximum Monthly Level Benefit and any Growth Benefit and
Maximum Monthly Growth Benefit by the same percentage that the Excess
Withdrawal reduces the Contract Value. This means that the reductions in these amounts could be more than the dollar amount withdrawn. In a declining market,
Excess Withdrawals may substantially reduce or eliminate the LTC Benefits, the
Maximum Monthly Level Benefit, and if elected, Maximum Monthly Growth Benefit.

 Example: The following example shows how an Excess Withdrawal, in a declining market, reduces the Acceleration Benefit,
LTC
 Guaranteed Amount, Maximum Monthly Level Benefit, Extension Benefit, Maximum Monthly
   Growth Benefit and Growth
Benefit.
 The example assumes you have chosen the Growth Benefit option. Since the LTC Guaranteed
   Amount is greater than the
Contract
 Value, any withdrawal is an Excess Withdrawal and there is no Conforming Withdrawal amount.
 LTC Guaranteed Amount:
 Acceleration Benefit:
 Extension Benefit:
 Maximum Monthly Level Benefit:
 Growth Benefit:
 Maximum Monthly Growth Benefit:
 Excess Withdrawal from Contract Value:
 Contract Value immediately prior to Excess Withdrawal:
 Reduction Percentage due to Excess Withdrawal

                                                                                           [$4,000 Excess Withdrawal - $85,000
                                                                                           Contract Value]:
 LTC Guaranteed Amount after Excess Withdrawal

                                                                                           [$320,000 LTC Guaranteed Amount x
                                                                                           (1-4.71%)]:
 Extension Benefit after Excess Withdrawal

                                                                                           [$240,000 x (1-4.71%)]:
 Maximum Monthly Level Benefit after Excess Withdrawal

                                                                                           [$5,000 Maximum Monthly Level
                                                                                           Benefit x (1-4.71%)]:
 Growth Benefit after Excess Withdrawal [$200,000 Growth Benefit x (1-4.71%)]:
 Maximum Monthly Growth Benefit after Excess Withdrawal

                                                                                           [$2,778 Maximum Monthly Growth
                                                                                           Benefit x (1-4.71%)]:

 Example: The following example shows how an Excess Withdrawal, in a declining market, reduces the
Acceleration Benefit, LTC
 Guaranteed Amount, Maximum Monthly Level Benefit, Extension Benefit, Maximum Monthly Growth Benefit
and Growth Benefit.
 The example assumes you have chosen the Growth Benefit option. Since the LTC Guaranteed Amount is greater than the Contract
 Value, any withdrawal is an Excess Withdrawal and there is no Conforming Withdrawal amount.
 LTC Guaranteed Amount:                                                                    $320,000
 Acceleration Benefit:                                                                     $120,000
 Extension Benefit:                                                                        $240,000
 Maximum Monthly Level Benefit:                                                            $  5,000
 Growth Benefit:                                                                           $200,000
 Maximum Monthly Growth Benefit:                                                           $  2,778
 Excess Withdrawal from Contract Value:                                                    $  4,000
 Contract Value immediately prior to Excess Withdrawal:                                    $ 85,000
 Reduction Percentage due to Excess Withdrawal
                                                                                           4.71%
 LTC Guaranteed Amount after Excess Withdrawal
                                                                                           $304,928
 Extension Benefit after Excess Withdrawal
                                                                                           $228,696
 Maximum Monthly Level Benefit after Excess Withdrawal
                                                                                           $  4,765
 Growth Benefit after Excess Withdrawal [$200,000 Growth Benefit x (1-4.71%)]:             $190,580
 Maximum Monthly Growth Benefit after Excess Withdrawal
                                                                                           $  2,647

LTC Fixed Account

The LTC Fixed Account is part of the general account, and thus is not insulated from the claims of our general creditors. The LTC Fixed Account is designated to hold an amount equal to the LTC Guaranteed Amount while paying LTC Benefits.
The LTC Fixed Account will offer a rate of interest that will be adjusted periodically and is guaranteed to be an effective rate of not less than the minimum guaranteed interest rate stated in your contract on amounts held in the
LTC Fixed Account. Contracts issued in certain states may guarantee a higher minimum rate of interest than in other states. Refer to your contract for the specific guaranteed minimum interest rate applicable to your contract. See
Fixed Side of the Contract for more information about the general account.

On the date we make the initial determination that you are eligible to receive
LTC Benefits (as described in the "Establishing Benefit Eligibility" section), we will transfer Contract Value equal to the LTC Guaranteed Amount (or all
Contract Value, if less) as of that date to the LTC Fixed Account. Amounts transferred to the LTC Fixed Account will no longer have the ability to participate in the performance of the variable Subaccounts. The Contract Value will be transferred proportionately from the variable Subaccounts and the fixed account for use with dollar-cost averaging, if any, in which you are invested.
Transfers of Contract Value to the LTC Fixed Account may reduce the Contract
Value in the Subaccounts to zero. Acceleration Benefit payments and Growth
Benefit payments (if elected) will first be deducted from the LTC Fixed
Account. LTC Charges will be deducted proportionally from the LTC Fixed
Account, the fixed account for use with dollar-cost averaging and the
Subaccounts.


On the contract anniversary that follows the initial determination of eligibility to receive LTC Benefits and on each contract anniversary that follows, we will transfer Contract Value to and from the LTC Fixed Account, the
Subaccounts and any other fixed account. The amount of Contract Value that will be transferred into the LTC Fixed Account will be equal to the difference, if any, between the LTC Guaranteed Amount and the Contract Value that is in the
LTC Fixed Account. This may result in the entire Contract Value being allocated to the LTC Fixed Account. If the Contract Value in the LTC Fixed Account
exceeds the LTC Guaranteed Amount, we will move Contract Value equal to the difference between the Contract Value and the LTC Guaranteed Amount from the
LTC Fixed Account to the Subaccounts according to your instructions for future allocations.

If you begin receiving LTC Benefits and then stop receiving LTC Benefits for twelve consecutive months, we will allow you to transfer in installments the
Contract Value in the LTC Fixed Account back to the Subaccounts. This transfer will be made under a twelve-month dollar-cost averaging service. See The
Contracts - Additional Services for more details on dollar-cost averaging. If, after you stop receiving LTC Benefits and then at a later date recommence receiving benefits, sufficient Contract Value will be transferred back to the
LTC Fixed Account so that the balance in the LTC Fixed Account equals the LTC
Guaranteed Amount.

Termination

Termination Events

The LTC Rider will terminate under any of the following circumstances:
o termination of the contract;
o upon written request to terminate the LTC Rider after the third contract anniversary (you may not request to terminate the LTC Rider prior to the third contract anniversary);
o you elect to receive Annuity Payouts under any of the Annuity Payout options available under the contract, including but not limited to electing i4LIFE
  (Reg. TM) Advantage (with or without the Guaranteed Income Benefit);
o on the date the Contractowner is changed due to death or divorce;
o upon the death of the Covered Life;
o 45 days after the contract date if a signed duplicate copy of the contract amendment issued with the LTC Rider is not returned to Lincoln Life;
o an Excess Withdrawal reduces the Contract Value to zero;
o all LTC Benefits are reduced to zero;
o you terminate the LTC Rider under either Nonforfeiture Benefit provision;
o within the first six months following the contract date we determine that you made a misrepresentation in the application or contract amendment that was material to the issuance of the rider we may void or terminate the rider;
o after the first six months but prior to the end of the first 24 months after the contract date we determine that you made a misrepresentation that was material to both the issuance of the rider and a claim for LTC Benefits we may void or terminate the rider; or
o after 24 months from the contract date if we determine that you knowingly or intentionally misrepresented relevant facts relating to your health the LTC
  Rider may be voided or terminated by us.

Upon termination of the LTC Rider, the LTC Benefits (except benefits provided under either Nonforfeiture Benefit provision) and LTC Charge will terminate and a proportional amount of the LTC Charge will be deducted. Contract Value in the
LTC Fixed Account will be transferred to the Subaccounts according to your future Subaccount allocation instructions. The termination will not result in any increase to the Contract Value to equal the LTC Guaranteed Amount.

Nonforfeiture Benefit

The LTC Rider provides a nonforfeiture benefit ("Nonforfeiture Benefit") if you terminate the LTC Rider in certain circumstances (described below). The
Nonforfeiture Benefit provides a reduced long-term care insurance benefit.
o There is a Nonforfeiture Benefit called the Contingent Nonforfeiture Benefit, provided without charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider due to a specified increase of the charge for the Extension Benefit and/or the Optional Nonforfeiture Benefit.
o You may also choose to add an enhanced Nonforfeiture Benefit, called the
  Optional Nonforfeiture Benefit, for an additional charge, that pays a reduced long-term care insurance benefit. It is "enhanced" because you may terminate the LTC Rider for any reason after three years, rather than just if there is a specified increase of the charge for the Extension Benefit and/or the Optional Nonforfeiture Benefit.

Once either Nonforfeiture Benefit is in effect, the LTC Charges will terminate.
You should be aware that the Nonforfeiture Benefit provision provides only a limited amount of LTC Benefits. Moreover, the LTC Benefits provided by the
Contingent Nonforfeiture Benefit and the Optional Nonforfeiture Benefit are
equivalent; (this amount is hereinafter referred to as the "Nonforfeiture
Benefit Amount") the important difference between the two are the conditions under which they will be paid. These conditions are described below. The
Nonforfeiture Benefit Amount is the greater of:
o one month's Maximum Monthly Level Benefit in effect on the date that the LTC
Rider is terminated; or

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

o an amount equal to the sum of all Extension Benefit Charges and Optional
  Nonforfeiture Benefit Charges paid for the LTC Rider minus any Extension
  Benefits paid prior to the date the LTC Rider is terminated.

In the state of California, the Nonforfeiture Benefit amount is the greater of:
o the Maximum Monthly Level Benefit in effect on the date the Contractowner fully surrendered or annuitized the contract, multiplied by either;
     o 1, if the contract is fully surrendered or annuitized prior to the tenth rider date anniversary; or
     o 2, if the contract is fully surrendered or annuitized on or after the tenth rider date anniversary.
o an amount equal to the sum of all Extension Benefit Charges and Optional
  Nonforfeiture Benefit Charges paid for the LTC Rider minus any Extension
  Benefits paid prior to the date the Contractowner fully surrendered or annuitized the contract.

Payments of the Nonforfeiture Benefit Amount are made only after the seventh contract anniversary (after the third anniversary in the state of Texas) and after the conditions set forth below are met. Payment of the Nonforfeiture
Benefit Amount is subject to the benefit eligibility and deductible period requirements described in the Establishing Benefit Eligibility section.
Nonforfeiture Benefit Amount payments must be requested as described in the
Requesting LTC Benefits section. Nonforfeiture Benefit Amount payments will be payable monthly up to the Maximum Monthly Level Benefit amount in effect on the date that the LTC Rider is terminated.

Once the Nonforfeiture Benefit provision is effective, it will remain effective until the earlier of the death of the Covered Life or the date the total
Nonforfeiture Benefit Amounts have been fully paid out. Upon the death of the
Covered Life, the Nonforfeiture Benefit terminates. The Nonforfeiture Benefit
Amount will not exceed the remaining amount of Extension Benefits that would have been paid if the LTC Rider had remained in force.

Contingent Nonforfeiture Benefit. The Contingent Nonforfeiture Benefit is
provided at no charge on all LTC Riders. The Contingent Nonforfeiture Benefit
will pay you the Nonforfeiture Benefit Amount if both of the following conditions are met:
o the sum of the Extension Benefit Charge rate and/or Optional Nonforfeiture
  Benefit Charge rate, if elected, has increased by more than a specified percentage over the initial charge; and
o you surrender your contract or elect to terminate the LTC Rider within 120 days after the Extension Benefit Charge rate and/or Optional Nonforfeiture
  Benefit Charge rate, if elected, is increased.

The specified percentage of change to the sum of the Extension Benefit Charge rate and/or the Optional Nonforfeiture Benefit Charge rate that will trigger the availability of Contingent Nonforfeiture Benefit is determined by your age as of the contract date. The specified percentages are as follows:

     Age on      Percent Over Initial         Percent Over Initial
 Contract Date          Charge          Age          Charge

    45 - 49             130%            66            48%
    50 - 54             110%            67            46%
    55 - 59              90%            68            44%
       60                70%            69            42%
       61                66%            70            40%
       62                62%            71            38%
       63                58%            72            36%
       64                54%            73            34%
       65                50%            74            32%

Optional Nonforfeiture Benefit. As noted, for an additional charge, you may purchase the Optional Nonforfeiture Benefit. The Optional Nonforfeiture Benefit
provides for payment of the Nonforfeiture Benefit Amount under the following conditions:
o you surrender the contract at least three years after the contract date; or
o you submit a written request to terminate the LTC Rider at least three years after the contract date; or
o you elect to receive annuity payments under any Annuity Payout option available in the contract or any other annuity settlement option we make available and commencing prior to the contract's maturity date and at least three years after the contract date.

If you purchase the Optional Nonforfeiture Benefit and terminate the LTC Rider under conditions applicable under either the Contingent Nonforfeiture Benefit and the Optional Nonforfeiture Benefit, only the one applicable Nonforfeiture
Benefit will be payable. The Optional Nonforfeiture provision may not be purchased after the LTC Rider is issued.


General Provisions

Death Benefits

The LTC Rider has no provision for Death Benefits, other than the Death Benefit provision in the underlying contract. The LTC Rider terminates upon death of the Covered Life and the LTC Benefits, including the LTC Guaranteed Amount, will not be payable under any Death Benefit option. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described in the
"Death Benefit" section of the prospectus) will be in effect. If a
Contractowner who had been receiving LTC Benefit payments dies while the contract is in effect, we reserve the right to withhold a portion of any Death
Benefits that would otherwise be payable until we have verified that we have received all requests for LTC Benefits. Death Benefit distributions in accordance with Code section 72(s) or 401(a) (9) will not be made later than five years from the date of the Contractowner's death.

The Guarantee of Principal Death Benefit and Enhanced Guaranteed Minimum Death
Benefit both calculate Death Benefit amounts by deducting withdrawals in the same proportion that the withdrawal reduces the Contract Value. For purposes of calculating Death Benefits under those contracts, Acceleration Benefit payments and Growth Benefit payments, as well as Conforming and Excess Withdrawals, are considered withdrawals that reduce the amount of the Death Benefit. See The
Contracts - Death Benefits.

Investment Requirements

By purchasing the LTC Rider, you will be limited in how you can invest in the
Subaccounts and the fixed account. You will be subject to Investment
Requirements. See The Contracts - Investment Requirements for a description of these investment restrictions. The Investment Requirements will apply to your entire Contract Value. No Purchase Payments can be directly invested in the LTC
Fixed Account.

Federal Taxation

Qualified Long-Term Care Insurance Contract. The LTC Rider is a Qualified
Long-Term Care Insurance Contract under section 7702B(b) of the Internal
Revenue Code. As described above, the LTC Charge is deducted from the Contract
Value on a quarterly basis. For tax years beginning after December 31, 2009, the deductions from the Contract Value to pay LTC Charges will not be reported as taxable distributions from the variable annuity contract and such deductions will reduce the Contractowners basis in the contract. The deductions from the
Contract Value will reduce the Contract Value, but not below zero.

Federal Income Tax Treatment of Benefits under the LTC Rider. The LTC Benefits provided under the LTC Rider are treated as provided under a "Qualified
Long-Term Care Insurance Contract," as that term is defined under section
7702B(b) of the Internal Revenue Code. This discussion outlines our understanding of the federal income tax treatment of the LTC Benefits, as well as how the LTC Benefit payments will be reported to you. However, you should always consult a tax advisor about the application of tax rules to your individual situation.

Benefits that you receive under a Qualified Long-Term Care Insurance Contract will not be treated as taxable income to you as long as such benefits do not exceed the greater of (i) the expenses that you actually incur for Covered
Services, or (ii) a maximum per diem, or daily, dollar amount determined by the
IRS. All payments that you receive under all Qualified Long-Term Care Insurance
Contracts, as well as any payments under an accelerated benefit rider made to you if you are chronically ill, are included in determining whether the benefit limits have been exceeded and reduce the Contractowner's basis in the contract.
These payments may also reduce the basis in your annuity contract.

If the LTC Benefits that you receive exceed the benefit limits outlined above, the amount of the excess benefits may represent taxable income to you. If you are under age 591/2 at the time of the payment of excess benefits, an additional 10% "penalty tax" may apply.

If the Maximum Monthly LTC Benefit amount, if applicable, exceeds the limits under IRS rules (currently $360.00 per day or $131,400 annually for 2017), amounts received by you in excess of the IRS limit may be excludable from ordinary income to the extent that you have actually incurred long-term care expenses of that amount. You should take into account the IRS limit when selecting the amount of monthly LTC Benefit you would like to receive. We recommend that you discuss the tax implications of receiving benefits in excess of the IRS limit with a tax advisor.

Maturity Date

When you purchase the LTC Rider, the maturity date set forth in your contract will be the Annuitant's 99th birthday. The maturity date is the date when you must choose an Annuity Payout option and annuitize your contract. Except as set forth below, annuitization of your contract will terminate the LTC Rider.

If you are receiving LTC Benefit payments under this LTC Rider at the maturity date (when you reach age 99), we will extend the maturity date and continue to provide LTC Benefit payments, subject to the terms and conditions of the LTC
Rider. If you decide to elect an Annuity Payout option and annuitize your
Contract Value, the LTC Rider will terminate.

If you are not receiving LTC Benefit payments at the maturity date and you have a Contract Value, you will need to elect an Annuity Payout option available under your contract. This will terminate the Acceleration and Growth Benefits
(that would have been paid from your Contract Value) and also the LTC Charge.
However, the Extension Benefit, if any, will continue on your contract.

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

If LTC Benefit payments end after you reach age 99 and you still have value in your contract, you must elect an Annuity Payout option within 90 days after the last LTC Benefit payment is made. This will terminate the LTC Rider. An exception to this occurs if LTC Benefit payments stop after age 99 because you are not currently eligible to receive benefits (for example, you are no longer receiving LTC Services). In this situation, the Acceleration and Growth
Benefits that would have been paid from your Contract Value will terminate as well as the LTC Charge. Any Extension Benefit will remain in effect to provide payments in the event of future eligibility for LTC Benefits.

Any LTC Benefit paid after age 99 will be paid in the same manner as any LTC
Benefit previously described in this discussion, including, but not limited to, eligibility, deductible period and maximum monthly limits.

Misstatement of Age or Sex

If your age or sex has been misstated, we will adjust the LTC Charges to the amounts that would have applied based on your correct age or sex. If the LTC
Rider would not have been issued at the correct age and sex, it will be cancelled and we will refund to you all LTC Charges paid minus the amount of
LTC Benefits that have been paid.

LTC Rider Return Privilege

You may cancel the LTC Rider within 30 days of your receipt of the LTC Rider for any reason by delivering or mailing the LTC Rider, postage prepaid, to the
Home Office at PO Box 7866, 1300 Clinton Street, Fort Wayne, IN 46802-7866. A
LTC Rider cancelled under this provision will be void and any LTC Charges assessed will be refunded. Cancellation of the LTC Rider under this provision will not result in cancellation of the contract.

Monthly Statements

In addition to the quarterly variable annuity statement, we will send you a monthly statement once you begin receiving LTC Benefit payments detailing the amount of LTC Benefits that have been paid and remaining available LTC
Benefits. The monthly statement will only be sent to you for those months that you received an LTC Benefit. The statement will also show the impact of such
LTC Benefit payments on your Contract Value and Death Benefit, if any. See
General Provisions - Death Benefits for a description of the impact of the LTC
Rider on Death Benefits.

Annuity Payouts
When you apply for a contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the Annuitant's 99th birthday.
Your broker-dealer may recommend that you annuitize at an earlier age. As an alternative, Contractowners with Lincoln SmartSecurity (Reg. TM) Advantage may elect to annuitize their Guaranteed Amount under the Guaranteed Amount Annuity
Payment Option. Contractowners with Lincoln Lifetime IncomeSM Advantage may elect the Maximum Annual Withdrawal Amount Annuity Payout Option.
Contractowners with any version of Lincoln Lifetime IncomeSM Advantage 2.0 ,
Lincoln Market Select (Reg. TM) Advantage or Lincoln Max 6 SelectSM Advantage
may elect to annuitize their Income Base under the Guaranteed Annual Income
Amount Annuity Payout Option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the Contract
Value may be used to purchase an Annuity Payout option.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any Subaccount would be or become less than
$50, we have the right to reduce their frequency until the payouts are at least
$50 each. Following are explanations of the annuity options available.

Annuity Options

The annuity options outlined below do not apply to Contractowners who have elected i4LIFE (Reg. TM) Advantage or any version of i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit, the Maximum Annual Withdrawal Amount Annuity Payout
Option, the Guaranteed Amount Annuity Payment Option, or the Guaranteed Annual
Income Amount Annuity Payout Option.

Life Annuity. This option offers a periodic payout during the lifetime of the
Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries.
However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.


Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant.
The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint
Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the Annuitant and a joint Annuitant. When one of the joint Annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the Annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant with the guarantee that upon death a payout will be made of the value of the number of Annuity Units (see Variable Annuity Payouts)
equal to the excess, if any, of:
o the total amount applied under this option divided by the Annuity Unit value for the date payouts begin, minus
o the Annuity Units represented by each payout to the Annuitant multiplied by the number of payouts paid before death.

The value of the number of Annuity Units is computed on the date the death claim is approved for payment by the Home Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the Annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b)
the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an Annuity Payout option as a method of paying the Death Benefit to a Beneficiary. If you do, the Beneficiary cannot change this payout option.
You may change or revoke in writing to our Home Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an
Annuity Payout option, the Beneficiary may choose any Annuity Payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

General Information

Any previously selected Death Benefit in effect before the Annuity Commencement
Date will no longer be available on and after the Annuity Commencement Date.
You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among Subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Home
Office. You must give us at least 30 days' notice before the date on which you want payouts to begin. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the Annuitant's death (or surviving Annuitant's death in case of joint life Annuity) will be paid to you or your Beneficiary as payouts become due after we are in receipt of:
o proof, satisfactory to us, of the death;
o written authorization for payment; and
o all claim forms, fully completed.

Variable Annuity Payouts

Variable Annuity Payouts will be determined using:
o The Contract Value on the Annuity Commencement Date, less any applicable premium taxes;
o The annuity tables contained in the contract;
o The annuity option selected; and
o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

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

2. Credit the contract with a fixed number of Annuity Units equal to the first periodic payout divided by the Annuity Unit value; and

3. Calculate the value of the Annuity Units each period thereafter.

Annuity Payouts assume an investment return of 3%, 4%, 5%, or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore, please check with your registered representative. You may choose your assumed interest rate at the time you elect a variable Annuity Payout on the administrative form provided by
us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess.
Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed Side of the Contract

You may allocate Purchase Payments to the fixed side of the contract, if available. Allocations made to the fixed side of the contract are added to your
Contract Value. Certain charges related to the contract and the charges for the
Living Benefit Riders are deducted from your Contract Value. Therefore, a portion of those charges may be deducted from the fixed account. See Charges and Other Deductions section of this prospectus for more information. Since amounts in the fixed account make up part of your Contract Value, those amounts may be used to calculate benefits under the Living Benefit Riders. See the
Living Benefit Riders section in this prospectus for more information.

Net Purchase Payments and Contract Value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Department of Insurance as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the
1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the Guaranteed
Period is subject to the Interest Adjustment and other charges (see Interest
Adjustment and Charges and Other Deductions). This may reduce your value upon surrender, withdrawal or transfer but will not reduce the amount below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract) interest had been credited to the fixed account. Refer to
Transfers before the Annuity Commencement Date and Transfers after the Annuity
Commencement Date for additional transfer restrictions from the fixed account.

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED
IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION.
CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST
RATE WILL BE DECLARED.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting Purchase Payments or transfers into the fixed side of the contract at any time. Please contact your registered representative for further information.

Guaranteed Periods

The fixed account is divided into separate Guaranteed Periods, which credit guaranteed interest.

You may allocate Net Purchase Payments to one or more Guaranteed Periods of 1 to 10 years. We may add Guaranteed Periods or discontinue accepting Net
Purchase Payments into one or more Guaranteed Periods at any time. The minimum amount of any Gross Purchase Payment that can be allocated to a Guaranteed
Period is $2,000. Each Net Purchase Payment allocated to the fixed account will start its own Guaranteed Period and will earn a guaranteed interest rate. The duration of the Guaranteed Period affects the guaranteed interest rate of the fixed account. A Guaranteed Period ends on the date after the number of calendar years in the Guaranteed Period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the Guaranteed Period. Amounts surrendered, transferred or withdrawn prior to the end of the Guaranteed Period will be subject to the
Interest Adjustment. Each Guaranteed Period Net Purchase Payment will be treated separately for purposes of determining any applicable Interest
Adjustment.

You may transfer amounts from the fixed account to the variable Subaccount(s)
subject to the following restrictions:
o fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and


o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer amounts from the fixed account to the variable Subaccounts. You should carefully consider whether the fixed account meets your investment criteria. Any amount withdrawn from the fixed account may be subject to any applicable account fees and premium taxes.

We will notify the Contractowner in writing at least 30 days prior to the expiration date for any Guaranteed Period amount. A new Guaranteed Period of the same duration as the previous Guaranteed Period will begin automatically at the end of the previous Guaranteed Period, unless we receive, prior to the end of a Guaranteed Period, a written election by the Contractowner. The written election may request the transfer of the Guaranteed Period amount to a different fixed account or to a variable Subaccount from among those being offered by us. Transfers of any Guaranteed Period amount which become effective upon the date of expiration of the applicable Guaranteed Period are not subject to the limitation of twelve transfers per Contract Year or the additional fixed account transfer restrictions.

Interest Adjustment

Any surrender, withdrawal or transfer of a Guaranteed Period amount before the end of the Guaranteed Period (other than dollar cost averaging, cross-reinvestment, Maximum Annual Withdrawals under Lincoln SmartSecurity
(Reg. TM) Advantage or Regular Income Payments under i4LIFE (Reg. TM)
Advantage) will be subject to the Interest Adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the Guaranteed Period will not be subject to the Interest Adjustment. The Interest Adjustment will be applied to the amount being surrendered, withdrawn or transferred. The Interest
Adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. Any transfer, withdrawal, or surrender of Contract Value from the fixed account will be increased or decreased by an Interest Adjustment, unless the transfer, withdrawal or surrender is effective:
o during the free look period (See Return Privilege).
o on the expiration date of a Guaranteed Period.
o as a result of the death of the Contractowner or Annuitant.
o subsequent to the diagnosis of a terminal illness of the Contractowner.
  Diagnosis of the terminal illness must be after the effective date of the contract and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.
o subsequent to the admittance of the Contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the effective date of the contract and continue for 90 consecutive days prior to the surrender or withdrawal.
o subsequent to the permanent and total disability of the Contractowner if such disability begins after the effective date of the contract and prior to the
  65th birthday of the Contractowner.
o upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your registered representative regarding the availability of these provisions.

In general, the Interest Adjustment reflects the relationship between the yield rate in effect at the time a Net Purchase Payment is allocated to a fixed subaccount's Guaranteed Period under the contract and the yield rate in effect at the time of the Net Purchase Payment's surrender, withdrawal or transfer. It also reflects the time remaining in the Guaranteed Period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the Net Purchase Payment was allocated, then the application of the
Interest Adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the Net Purchase Payment, then the application of the
Interest Adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal
Reserve Board.

The Interest Adjustment is calculated by multiplying the transaction amount by:

   (1+A)n
-----------
            -1
  (1+B+K)n

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

where:
A   =
B   =
K   =
n   =

whe e:
A   yield rate for a U.S. Treasury security with time to maturity equal to the Subaccount's Guaranteed Period, determined at the beginning of the Guaranteed Period.
B   yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the Guaranteed Period if greater
    than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.
K   a 0.25% adjustment (unless otherwise limited by applicable state law). This adjustment builds into the formula a factor representing direct and indirect costs to us associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in
    addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be
    lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome,
    and
    then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will
    be no Interest Adjustment.
n   The number of years remaining in the Guaranteed Period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years).
    Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the Interest Adjustment.

Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
o your Contract Value drops below certain state specified minimum amounts
  ($1,000 or less) for any reason, including if your Contract Value decreases due to the performance of the Subaccounts you selected;
o no Gross Purchase Payments have been received for two (2) full, consecutive
Contract Years; and
o the annuity benefit at the Annuity Commencement Date would be less than
  $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional Gross Purchase
Payments to bring your Contract Value above the minimum level to avoid surrender. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders.

Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
o when the NYSE is closed (other than weekends and holidays);
o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
o when the SEC so orders to protect Contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or Death Benefit from the money market sub-account until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a Contractowner's account to government regulators.

Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, without a new sales charge.

This election must be made by your written authorization to us on an approved
Lincoln reinvestment form and received in our Home Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of Accumulation
Units which will be credited when the proceeds are reinvested will be based on the value of the Accumulation Unit(s) on the next Valuation Date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and
a


subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940
Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

Distribution of the Contracts
Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with Lincoln Financial Advisors Corporation and/or Lincoln Financial Securities
Corporation (collectively "LFN"), also affiliates of ours. The Principal
Underwriter has also entered into selling agreements with broker-dealers that are unaffiliated with us ("Selling Firms"). While the Principal Underwriter has
the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal
Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The Principal Underwriter may also offer "non-cash compensation", as defined under FINRA's rules, which includes among other things, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the contract to you or for any alternative proposal that may have been presented to you. You may wish to take such compensation payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a contract. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.

Compensation Paid to LFN. The maximum commission the Principal Underwriter pays to LFN is 5.00% of Purchase Payments. LFN may elect to receive a lower commission when a Purchase Payment is made along with an earlier quarterly payment based on Contract Value for so long as the contract remains in effect.
Upon annuitization, the maximum commission the Principal Underwriter pays to
LFN is 5.00% of annuitized value and/or ongoing annual compensation of up to
1.00% of annuity value or statutory reserves.

Lincoln Life also pays for the operating and other expenses of LFN, including the following sales expenses: registered representative training allowances;
compensation and bonuses for LFN's management team; advertising expenses; and
all other expenses of distributing the contracts. LFN pays its registered representatives a portion of the commissions received for their sales of contracts. LFN registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements. In addition, LFN registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help
LFN registered representatives and/or their managers qualify for such benefits.
LFN registered representatives and their managers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission the Principal
Underwriter pays to Selling Firms, other than LFN, is 5.25% of Purchase
Payments, plus 0.35% annual trail compensation beginning in years two and beyond. Some Selling Firms may elect to receive a lower commission when a
Purchase Payment is made along with an earlier quarterly payment based on
Contract Value for so long as the contract's Selling Firm remains in effect.
Upon annuitization, the maximum commission the Principal Underwriter pays to
Selling Firms is 5.25% of annuitized value and/or ongoing annual compensation of up to 0.60% of annuity value or statutory reserves. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to registered representatives; (2) sales promotions relating to the contracts;
(3) costs associated with sales conferences and educational seminars for their registered representatives; (4) other sales expenses incurred by them; and (5)
inclusion in the financial products the Selling Firm offers.

Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling
Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards.

These additional types of compensation are not offered to all Selling Firms.
The terms of any particular agreement governing compensation may vary among
Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or

                                                                             139

lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2016 is contained in the SAI.

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Contractowners or the VAA.
All compensation is paid from our resources, which include fees and charges imposed on your contract.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life.
This prospectus provides a general description of the material features of the contract. Contracts, endorsements and riders may vary as required by state law.
Questions about your contract should be directed to us at 1-888-868-2583.

Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax advisor about the application of tax rules found in the Internal Revenue Code
("Code"), Treasury Regulations and applicable IRS guidance to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

Under the Code, you are generally not subject to tax on any increase in your
Contract Value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
o An individual must own the contract (or the Code must treat the contract as owned by an individual).
o The investments of the VAA must be "adequately diversified" in accordance with Treasury regulations.
o Your right to choose particular investments for a contract must be limited.
o The Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the Contract Value over the Purchase Payments for the contract.
Examples of contracts where the owner pays current tax on the contract's earnings, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Payout period;
o Contracts acquired by an estate of a decedent;
o Certain qualified contracts;
o Contracts purchased by employers upon the termination of certain qualified plans; and
o Certain contracts used in connection with structured settlement agreements.


Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the
Contract Value over the contract Gross Purchase Payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the Treasury regulations so that the VAA will be considered "adequately diversified."

Restrictions

The Code limits your right to choose particular investments for the contract.
Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate Contract Values among the Subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the Code.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity may lose a portion of its deduction for otherwise deductible interest expenses.
However, this rule does not apply to a contract owned by an entity engaged in a trade or business that covers the life of one individual who is either (i) a
20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the contract. This rule also does not apply to a contract owned by an entity engaged in a trade or business that covers the joint lives of the 20% Owner or the entity and the Owner's spouse at the time first covered by the contract.

Age At Which Annuity Payouts Begin

The Code does not expressly identify a particular age by which Annuity Payouts must begin. However, those rules do require that an annuity contract provide for amortization, through Annuity Payouts, of the contract's Purchase Payments and earnings. As long as annuity payments begin or are scheduled to begin on a date on which the Annuitant's remaining life expectancy is enough to allow for a sufficient Annuity Payout period, the contract should be treated as an annuity. If the annuity contract is not treated as an annuity, you would be currently taxed on the excess of the Contract Value over the Purchase Payments into the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity under the Code and that any increase in your Contract Value will not be taxed until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your Contract Value exceeds your
Purchase Payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). You will pay tax on a surrender to the extent the amount you receive exceeds your Purchase Payments.
In certain circumstances, your Purchase Payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has a Living Benefit Rider, and if the guaranteed amount under that rider immediately before a withdrawal exceeds your Contract Value, the Code may require that you include those additional amounts in your income. Please consult your tax advisor.

Taxation Of Annuity Payouts, Including Regular Income Payments

The Code imposes tax on a portion of each Annuity Payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your Purchase
Payments in the contract. We will notify you annually of the taxable amount of your Annuity Payout. Once you have recovered the total amount of the Gross
Purchase Payment in the contract, you will pay tax on the full amount of your
Annuity Payouts. If Annuity Payouts end because of the Annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular
Income Payments, are taken from i4LIFE (Reg. TM) Advantage during the Access
Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Deductions For Lincoln Long-Term CareSM Advantage Rider Charges

The Lincoln Long-Term CareSM Advantage rider ("LTC Rider") is a Qualified
Long-Term Care Insurance Contract under section 7702B(b) of the Code. As previously described in this prospectus, the LTC Rider charge is deducted from the contract value on a quarterly basis. For tax years beginning after December
31, 2009, the deductions from the contract value to pay LTC Rider charges

                                                                             141

will not be reported as taxable distributions from the variable annuity contract and such deductions will reduce your basis in the contract. The deductions from the contract value will reduce the contract value, but not below zero.

Taxation Of Amounts Paid As Long-Term Care Benefits

If your contract includes the LTC Rider (discussed in greater detail in the LTC
Rider section), distributions from your contract that are made under the terms of the LTC Rider will not be treated as taxable income to you as long as such benefits do not exceed the greater of (i) the expenses that you actually incur for covered services, or (ii) a maximum per diem, or daily, dollar amount determined by the IRS. All payments that you receive under all Qualified
Long-Term Care Insurance Contracts, as well as any payments under an accelerated benefit rider made to you if you are chronically ill, are included in determining whether the benefit limits have been exceeded and reduce your basis in the contract. These payments may also reduce the basis in your annuity contract.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a
Contractowner or an Annuitant. The tax treatment of these amounts depends on whether the Contractowner or the Annuitant dies before or after the Annuity
Commencement Date.

Death prior to the Annuity Commencement Date:
o If the Beneficiary receives Death Benefits under an Annuity Payout option, they are taxed in the same manner as Annuity Payouts.
o If the Beneficiary does not receive Death Benefits under an Annuity Payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:
o If Death Benefits are received in accordance with the existing Annuity Payout option following the death of a Contractowner who is not the Annuitant, they are excludible from income in the same manner as the Annuity Payout prior to the death of the Contractowner.
o If Death Benefits are received in accordance with the existing Annuity Payout option following the death of the Annuitant (whether or not the Annuitant is also the Contractowner), the Death Benefits are excludible from income if they do not exceed the Purchase Payments not yet distributed from the contract. All Annuity Payouts in excess of the Purchase Payments not previously received are includible in income.
o If Death Benefits are received in a lump sum, the Code imposes tax on the amount of Death Benefits which exceeds the amount of Gross Purchase Payments not previously received.

Additional Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The Code may impose a 10% additional tax on any distribution from your contract which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or Annuity Payouts that:
o you receive on or after you reach 591/2,
o you receive because you became disabled (as defined in the Code),
o you receive from an immediate annuity,
o a Beneficiary receives on or after your death, or
o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. If you take a distribution from your contract that may be subject to the tax, we will include a Distribution Code "D" in Box 7 of the Form 1099-R issued to report the distribution. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an Annuity
Payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an Annuity
Payout that you must include in income and the amount that might be subject to the additional tax described previously.


Loans and Assignments

Except for certain qualified contracts, the Code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your Contract Value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your Contract Value to the extent it exceeds your Purchase Payments not previously received. The new owner's Gross Purchase Payments in the contract would then be increased to reflect the amount included in income.

Charges for Additional Benefits

Your contract automatically includes a basic Death Benefit and may include other optional riders. Certain enhancements to the basic Death Benefit may also be available to you. The cost of the basic Death Benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the Death Benefit and other optional rider charges, if any, as a contract withdrawal.

Special Considerations for Same-Sex Spouses

In 2013, the U.S. Supreme Court held that same-sex spouses who are married under state law are treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Qualified Retirement Plans

We have designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called
"qualified contracts." We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified retirement plans. Persons planning to use the contract in connection with a qualified retirement plan should obtain advice from a competent tax advisor.

Types of Qualified Contracts and Terms of Contracts

Qualified retirement plans may include the following:
o Individual Retirement Accounts and Annuities ("Traditional IRAs")
o Roth IRAs
o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
o 401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
o 403(a) plans (qualified annuity plans)
o 403(b) plans (public school system and tax-exempt organization annuity plans)
o H.R. 10 or Keogh Plans (self-employed individual plans)
o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of
Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code's requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
o Federal tax rules limit the amount of Purchase Payments that can be made, and the tax deduction or exclusion that may be allowed for the Purchase
  Payments. These limits vary depending on the type of qualified retirement plan and the participant's specific circumstances (e.g., the participant's compensation).
o Minimum annual distributions are required under some qualified retirement plans once you reach age 701/2 or retire, if later as described below.
o Loans are allowed under certain types of qualified retirement plans, but
  Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit

                                                                             143

  loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include Gross Purchase Payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for Purchase Payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by April 1 of the year following the year you attain age 701/2 or retire, if later. You are required to take distributions from your traditional IRAs by April 1 of the year following the year you reach age 701/2.
If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a required minimum distribution exceeds the actual distribution from the qualified plan.

Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death
Benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced Death
Benefit is any Death Benefit that has the potential to pay more than the
Contract Value or a return of Purchase Payments. Annuity contracts inside
Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax advisor regarding any tax ramifications.

Additional Tax on Early Distributions from Qualified Retirement Plans

The Code may impose a 10% additional tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the additional tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% additional tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:
o Distribution received on or after the Annuitant reaches 591/2,
o Distribution received on or after the Annuitant's death or because of the
Annuitant's disability (as defined in the Code),
o Distribution received as a series of substantially equal periodic payments based on the Annuitant's life (or life expectancy), or
o Distribution received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This tax affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is a qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001
(EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b)
non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA)
permits direct conversions from certain qualified, 403(b) or 457(b) plans to
Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal


income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax
Withholding). We are not required to send you such notice for your IRA. You should always consult your tax advisor before you move or attempt to move any funds.

The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all
IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual's IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers.

Death Benefit and IRAs

Pursuant to Treasury regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit from being provided under the contract when we issue the contract as a
Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the Death Benefit under a contract issued as a Traditional or
Roth IRA could result in increased taxes to you. Certain Death Benefit options may not be available for all of our products.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us in writing prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or Annuity Payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The
Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.
The IRS requires that tax be withheld, even if you have requested otherwise.
Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Our Tax Status

Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any
Federal income tax liability on the income and gains earned by the VAA.
However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the
VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in the Law

The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of Contractowners who have interests in any Subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Contractowner provide their voting instructions to us. For funds un-affiliated with Lincoln, even though Contractowners may choose not to provide voting instruction, the shares of a fund to which such Contractowners would have been entitled to provide voting instruction will be voted by us in the same proportion as the voting instruction which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Contractowners

                                                                             145

would have been entitled to provide voting instruction will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Contractowners eligible to vote, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied proportionately to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.

Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln
National Life Insurance Company at PO Box 2348, Fort Wayne, IN 46801-2348. A
contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the Contract Value as of the Valuation Date on which we receive the cancellation request, plus any premium taxes which had been deducted. No Interest Adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the Contract Value during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return the greater of the
Gross Purchase Payment(s) or Contract Value as of the Valuation Date we
receive, the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of Gross Purchase
Payments or Contract Value as of the Valuation Date.

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana
Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon
Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first Contract
Year, reports containing information required by that Act or any other applicable law or regulation.

A written (or electronic, if elected) confirmation of each transaction will be provided to you on the next Valuation Date, except for the following transactions, which are mailed quarterly:
o deduction of any account fee or rider charges;
o any rebalancing event under Asset Allocation Models, Investment Requirements or the portfolio rebalancing service;
o any transfer or withdrawal under any applicable additional service: dollar cost averaging, AWS, or the cross-reinvestment service; and
o Regular Income Payments from i4LIFE (Reg. TM) Advantage.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate Accumulation Unit value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.


Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the
Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.

Special Arrangements

At times, we may offer variations of the contracts described in this prospectus to existing owners as part of an exchange program. Contracts purchased through this exchange offer may impose different fees and expenses and provide certain additional benefits from those described in this prospectus.

Legal Proceedings
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal
Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of
Additional Information for possible additional information regarding legal proceedings.

                                                                             147

Contents of the Statement of Additional Information (SAI) for Lincoln Life
Variable Annuity Account N

Item

Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment Calculations
Determination of Accumulation and Annuity Unit Value
Capital Markets
Advertising & Ratings
About the S&P 500 Index
Unclaimed Property
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:

                Statement of Additional Information Request Card
                    Lincoln ChoicePlus AssuranceSM (A Share)
                    Lincoln Life Variable Annuity Account N

............................................................................................
Please send me a free copy of the current Statement of Additional Information for Lincoln
  Life Variable Annuity Account N Lincoln
ChoicePlus AssuranceSM (A Share).

                                 (Please Print)

Name: -------------------------------------------------------------------------

Address: ----------------------------------------------------------------------

City --------------------------------------------------- State ---------
Zip ---------

Mail to The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne,
IN 46801-2348.


                      (This page intentionally left blank)

                                                                             149

Appendix A - Condensed Financial Information

Accumulation Unit Values
The following information relates to Accumulation Unit values and Accumulation
Units for contracts purchased prior to November 15, 2010 and fee-based contracts purchased prior to June 30, 2010 for funds in the periods ended
December 31. It should be read along with the VAA's financial statement and notes which are included in the SAI.**

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

AB VPS Global Thematic Growth
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     N/A        N/A        N/A          6.907     9.378          1*
2010......     N/A        N/A        N/A          9.378    11.021          9
2011......     N/A        N/A        N/A         11.021     8.366         11
2012......     N/A        N/A        N/A          8.366     9.389         10
2013......     N/A        N/A        N/A          9.389    11.438         10
2014......     N/A        N/A        N/A         11.438    11.880         11
2015......     N/A        N/A        N/A         11.880    12.085         10
2016......     N/A        N/A        N/A         12.085    11.872         10
----------     --         ---        ---         ------    ------       ----
AB VPS Growth and Income(1)
2008......    10.525     6.743         4          9.749     6.262        114
2009......     6.743     8.026         5          6.262     7.469        263
2010......     8.026     8.954         5          7.469     8.349        329
2011......     8.954     9.394         5          8.349     8.777        352
2012......     9.394    10.894         5          8.777    10.198        338
2013......    10.894    12.758         4         10.198    11.953        314
----------    ------    ------       ---         ------    ------       ----
AB VPS International Value(2)
2008......    10.519     5.447        13         10.855     5.190        361
2009......     5.447     7.238        28          5.190     6.911      1,398
2010......     7.238     7.467        46          6.911     7.143      2,978
2011......     7.467     5.949        51          7.143     5.703      3,501
2012......     5.949     6.720        47          5.703     6.454      3,357
2013......     6.720     7.410        44          6.454     7.122      3,144
----------    ------    ------       ---         ------    ------      -----
AB VPS Small/Mid Cap Value
2008......    10.387     7.015         5          9.407     6.454        151
2009......     7.015     9.897         6          6.454     9.125        233
2010......     9.897    12.392         6          9.125    11.448        264
2011......    12.392    11.200         6         11.448    10.367        262
2012......    11.200    13.123         5         10.367    12.172        233
2013......    13.123    17.864         4         12.172    16.603        211
2014......    17.864    19.250         4         16.603    17.926        190
2015......    19.250    17.955         3         17.926    16.754        168
2016......    17.955    22.161         3         16.754    20.720        145
----------    ------    ------       ---         ------    ------      -----
American Century VP Balanced
2016......     N/A        N/A        N/A         10.261    10.437          3
----------    ------    ------       ---         ------    ------      -----
American Century VP Inflation Protection(3)
2008......    10.859    10.494         1*        11.078    10.513         37
2009......    10.494    11.441         2         10.513    11.486        143
2010......    11.441    11.893         1*        11.486    11.963        387
2011......    11.893    13.145         3         11.963    13.248        375
2012......    13.145    13.961         3         13.248    14.100        362
2013......    13.961    13.687         3         14.100    13.833        374
----------    ------    ------       ---         ------    ------      -----
American Funds Global Growth
2008......    11.558     7.610        31         11.715     7.174        377
2009......     7.610    10.711        32          7.174    10.117        631
2010......    10.711    11.838        32         10.117    11.204      1,050
2011......    11.838    10.668        28         11.204    10.117      1,008
2012......    10.668    12.932        27         10.117    12.288        881
2013......    12.932    16.523        28         12.288    15.732        761
2014......    16.523    16.720        26         15.732    15.951        695
2015......    16.720    17.684        26         15.951    16.905        622
2016......    17.684    17.599        26         16.905    16.858        584
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

AB VPS Global Thematic Growth
2008......     9.815     6.199           6        9.857     6.211         1*
2009......     6.199     9.422          14        6.211     9.449         1*
2010......     9.422    11.089          37        9.449    11.132         1*
2011......    11.089     8.430          38       11.132     8.471         1*
2012......     8.430     9.475          35        8.471     9.530         1*
2013......     9.475    11.560          34        9.530    11.639         1*
2014......    11.560    12.025          28       11.639    12.120         1*
2015......    12.025    12.251          31       12.120    12.360         1*
2016......    12.251    12.053          27       12.360    12.172         1*
-----------   ------    ------          --       ------    ------         -
AB VPS Growth and Income(1)
2008......    10.336     6.282         398        9.230     6.295        28
2009......     6.282     7.504        1051        6.295     7.527        29
2010......     7.504     8.401        1330        7.527     8.436        27
2011......     8.401     8.844       1,190        8.436     8.890        26
2012......     8.844    10.292       1,091        8.890    10.355        23
2013......    10.292    12.070       1,007       10.355    12.148        33
-----------   ------    ------       -----       ------    ------        --
AB VPS International Value(2)
2008......    10.712     5.206        1234       10.886     5.218       100
2009......     5.206     6.943        4196        5.218     6.965       147
2010......     6.943     7.187        8615        6.965     7.217       200
2011......     7.187     5.747      10,124        7.217     5.777       221
2012......     5.747     6.514       9,575        5.777     6.554       208
2013......     6.514     7.192       8,893        6.554     7.239       203
-----------   ------    ------      ------       ------    ------       ---
AB VPS Small/Mid Cap Value
2008......     9.483     6.475         524        9.434     6.489        52
2009......     6.475     9.168         945        6.489     9.197        72
2010......     9.168    11.519         996        9.197    11.567        57
2011......    11.519    10.447         930       11.567    10.501        57
2012......    10.447    12.284         819       10.501    12.360        48
2013......    12.284    16.781         679       12.360    16.901        49
2014......    16.781    18.145         566       16.901    18.294        34
2015......    18.145    16.984         498       18.294    17.140        30
2016......    16.984    21.037         427       17.140    21.251        26
-----------   ------    ------      ------       ------    ------       ---
American Century VP Balanced
2016......    10.056    10.447          13        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
American Century VP Inflation Protection(3)
2008......    11.098    10.547          80       11.112    10.569         7
2009......    10.547    11.540         520       10.569    11.576        35
2010......    11.540    12.037       1,007       11.576    12.087        68
2011......    12.037    13.351         964       12.087    13.419        42
2012......    13.351    14.230         918       13.419    14.317        41
2013......    14.230    13.968         914       14.317    14.059        42
-----------   ------    ------      ------       ------    ------       ---
American Funds Global Growth
2008......    11.470     7.196         938       10.775     7.212        65
2009......     7.196    10.164       1,486        7.212    10.196        82
2010......    10.164    11.273       2,057       10.196    11.320        85
2011......    11.273    10.195       2,032       11.320    10.247        69
2012......    10.195    12.402       1,824       10.247    12.478        62
2013......    12.402    15.900       1,598       12.478    16.014        58
2014......    15.900    16.147        1413       16.014    16.278        54
2015......    16.147    17.138        1177       16.278    17.295        61
2016......    17.138    17.115        1097       17.295    17.289        56
-----------   ------    ------      ------       ------    ------       ---

                                      A-1

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

American Funds Global Small Capitalization
2008......    12.084     6.293        13         12.462     5.760        409
2009......     6.293    10.040        23          5.760     9.207      1,281
2010......    10.040    12.156        30          9.207    11.169      2,385
2011......    12.156     9.721        33         11.169     8.950      2,818
2012......     9.721    11.363        31          8.950    10.482      2,632
2013......    11.363    14.416        25         10.482    13.326      2,278
2014......    14.416    14.561        24         13.326    13.487       2167
2015......    14.561    14.440        21         13.487    13.402       1991
2016......    14.440    14.582        20         13.402    13.560       1888
----------    ------    ------        --         ------    ------      -----
American Funds Growth
2008......    10.771     6.595        50         10.800     6.224        841
2009......     6.595     9.093        54          6.224     8.599      1,961
2010......     9.093    10.674        60          8.599    10.114      2,632
2011......    10.674    10.106        55         10.114     9.595      2,492
2012......    10.106    11.784        53          9.595    11.210      2,235
2013......    11.784    15.163        50         11.210    14.454      1,989
2014......    15.163    16.273        43         14.454    15.543       1845
2015......    16.273    17.199        42         15.543    16.460       1649
2016......    17.199    18.625        40         16.460    17.860       1502
----------    ------    ------        --         ------    ------      -----
American Funds Growth-Income
2008......    10.165     6.955       103         10.334     6.442      2,273
2009......     6.955     9.028       132          6.442     8.378      5,703
2010......     9.028     9.950       159          8.378     9.252      8,430
2011......     9.950     9.661       156          9.252     9.001      8,435
2012......     9.661    11.226       147          9.001    10.480      7,712
2013......    11.226    14.822       131         10.480    13.866      6,748
2014......    14.822    16.219       118         13.866    15.203       5979
2015......    16.219    16.275       107         15.203    15.286       5481
2016......    16.275    17.952        97         15.286    16.894       4929
----------    ------    ------       ---         ------    ------      -----
American Funds International
2008......    11.394     7.288        26         12.176     7.132        446
2009......     7.288    10.314        27          7.132    10.113        668
2010......    10.314    10.939        28         10.113    10.747      1,041
2011......    10.939     9.308        26         10.747     9.163      1,134
2012......     9.308    10.855        31          9.163    10.707      1,105
2013......    10.855    13.059        30         10.707    12.907      1,084
2014......    13.059    12.573        29         12.907    12.452       1073
2015......    12.573    11.873        29         12.452    11.782       1035
2016......    11.873    12.158        26         11.782    12.089        972
----------    ------    ------       ---         ------    ------      -----
BlackRock Global Allocation V.I.
2009......     N/A        N/A        N/A         10.761    11.623         50
2010......    11.609    12.602         1*        11.623    12.643        308
2011......    12.602    12.011         1*        12.643    12.074        400
2012......    12.011    13.063         1*        12.074    13.158        409
2013......    13.063    14.783         1*        13.158    14.920        385
2014......    14.783    14.904         1*        14.920    15.073        338
2015......    14.904    14.593         1*        15.073    14.788        315
2016......    14.593    14.983         1*        14.788    15.213        285
----------    ------    ------       ---         ------    ------      -----
ClearBridge Variable Mid Cap
2014......     N/A        N/A        N/A         10.342    10.590          2
2015......     N/A        N/A        N/A         10.590    10.704          1*
2016......     N/A        N/A        N/A         10.704    11.574          1*
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

American Funds Global Small Capitalization
2008......    12.123     5.778       1,153       12.010     5.790        81
2009......     5.778     9.250       3,592        5.790     9.279       126
2010......     9.250    11.239       6,389        9.279    11.285       177
2011......    11.239     9.019       7,638       11.285     9.066       197
2012......     9.019    10.579       6,967        9.066    10.644       181
2013......    10.579    13.469       5,912       10.644    13.566       156
2014......    13.469    13.652        5321       13.566    13.764       151
2015......    13.652    13.586        4629       13.764    13.711       138
2016......    13.586    13.768        4336       13.711    13.908       128
-----------   ------    ------       -----       ------    ------       ---
American Funds Growth
2008......    10.697     6.244       2,516       10.236     6.257       175
2009......     6.244     8.639       6,476        6.257     8.666       238
2010......     8.639    10.177       8,411        8.666    10.219       274
2011......    10.177     9.669       7,958       10.219     9.718       240
2012......     9.669    11.313       7,158        9.718    11.383       203
2013......    11.313    14.609       6,056       11.383    14.713       189
2014......    14.609    15.733        5193       14.713    15.862       152
2015......    15.733    16.687        4250       15.862    16.840       152
2016......    16.687    18.133        3793       16.840    18.318       123
-----------   ------    ------       -----       ------    ------       ---
American Funds Growth-Income
2008......     9.958     6.462       5,983       10.149     6.476       481
2009......     6.462     8.417      16,766        6.476     8.444       718
2010......     8.417     9.309      24,792        8.444     9.347       843
2011......     9.309     9.070      24,582        9.347     9.117       810
2012......     9.070    10.576      22,232        9.117    10.641       691
2013......    10.576    14.014      18,791       10.641    14.114       611
2014......    14.014    15.389       15445       14.114    15.514       555
2015......    15.389    15.496       13179       15.514    15.638       524
2016......    15.496    17.152       11601       15.638    17.326       454
-----------   ------    ------      ------       ------    ------       ---
American Funds International
2008......    12.196     7.155         938       11.130     7.170        96
2009......     7.155    10.160       1,482        7.170    10.192       113
2010......    10.160    10.814       2,339       10.192    10.858       134
2011......    10.814     9.234       2,770       10.858     9.281       152
2012......     9.234    10.806       2,819        9.281    10.872       138
2013......    10.806    13.046       2,926       10.872    13.139       141
2014......    13.046    12.605        2806       13.139    12.707       152
2015......    12.605    11.944        2598       12.707    12.054       155
2016......    11.944    12.274        2471       12.054    12.399       143
-----------   ------    ------      ------       ------    ------       ---
BlackRock Global Allocation V.I.
2009......    10.708    11.634         166       10.442    11.641        10
2010......    11.634    12.674         955       11.641    12.694        26
2011......    12.674    12.121       1,279       12.694    12.153        19
2012......    12.121    13.230       1,240       12.153    13.278        33
2013......    13.230    15.024       1,162       13.278    15.093        36
2014......    15.024    15.200        1039       15.093    15.285        32
2015......    15.200    14.935         966       15.285    15.034        28
2016......    14.935    15.388         901       15.034    15.505        19
-----------   ------    ------      ------       ------    ------       ---
ClearBridge Variable Mid Cap
2014......    10.000    10.600           1*       N/A        N/A        N/A
2015......    10.600    10.729           1*       N/A        N/A        N/A
2016......    10.729    11.620           4        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---

                                      A-2

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Diversified Income
2008......    10.987    10.344         3         10.867    10.127         50
2009......    10.344    12.959         5         10.127    12.712        695
2010......    12.959    13.825        15         12.712    13.589      1,909
2011......    13.825    14.515        15         13.589    14.296      1,987
2012......    14.515    15.344        14         14.296    15.142      1,970
2013......    15.344    14.960        15         15.142    14.793      2,088
2014......    14.960    15.534        14         14.793    15.391       1993
2015......    15.534    15.158        14         15.391    15.049       1895
2016......    15.158    15.484        13         15.049    15.404       1852
----------    ------    ------        --         ------    ------      -----
Delaware VIP Emerging Markets
2008......    11.212     5.754         1*        10.734     5.773         48
2009......     5.754    10.111         1*         5.773    10.165         61
2010......    10.111    11.821         3         10.165    11.909        207
2011......    11.821     9.353         3         11.909     9.441        262
2012......     9.353    10.564         3          9.441    10.684        228
2013......    10.564    11.478         2         10.684    11.632        212
2014......    11.478    10.414         2         11.632    10.576        212
2015......    10.414     8.778         3         10.576     8.932        218
2016......     8.778     9.870         1*         8.932    10.063        193
----------    ------    ------        --         ------    ------      -----
Delaware VIP High Yield
2008......    10.421     8.017         2          9.988     7.741         25
2009......     8.017    11.787         2          7.741    11.405         74
2010......    11.787    13.397         1*        11.405    12.988        110
2011......    13.397    13.559         1*        12.988    13.171        110
2012......    13.559    15.738         1*        13.171    15.319        108
2013......    15.738    16.963         1*        15.319    16.544        107
2014......    16.963    16.688         1*        16.544    16.308         97
2015......    16.688    15.371         2         16.308    15.051         90
2016......    15.371    17.165         2         15.051    16.842         82
----------    ------    ------        --         ------    ------      -----
Delaware VIP Limited-Term Diversified Income
2008......    10.523    10.273        12         10.403    10.210        445
2009......    10.273    11.440        35         10.210    11.392      2,362
2010......    11.440    11.801        64         11.392    11.775      5,484
2011......    11.801    11.970        63         11.775    11.966      5,763
2012......    11.970    12.138        65         11.966    12.160      5,829
2013......    12.138    11.846        66         12.160    11.891      6,254
2014......    11.846    11.885        64         11.891    11.955       6122
2015......    11.885    11.829        59         11.955    11.922       5791
2016......    11.829    11.903        57         11.922    12.020       5535
----------    ------    ------        --         ------    ------      -----
Delaware VIP REIT
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     N/A        N/A        N/A          5.800     6.744          6
2010......     7.560     9.467         1*         6.744     8.462         34
2011......     9.467    10.358         5          8.462     9.277         47
2012......    10.358    11.946         5          9.277    10.721         37
2013......    11.946    12.042         5         10.721    10.829         45
2014......    12.042    15.379         5         10.829    13.857         38
2015......    15.379    15.747         5         13.857    14.217         35
2016......    15.747    16.449         5         14.217    14.881         33
----------    ------    ------       ---         ------    ------      -----
Delaware VIP Small Cap Value
2008......     N/A        N/A        N/A         10.155     6.904          5
2009......     N/A        N/A        N/A          6.904     9.002         25
2010......     8.974    11.709         2          9.002    11.769        141
2011......    11.709    11.397         2         11.769    11.478        147
2012......    11.397    12.809         2         11.478    12.926        117
2013......    12.809    16.871         2         12.926    17.059        100
2014......    16.871    17.624         2         17.059    17.856         98
2015......    17.624    16.305         2         17.856    16.552         91
2016......    16.305    21.140         1*        16.552    21.503         78
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Diversified Income
2008......    10.916    10.159         292       10.882    10.180        49
2009......    10.159    12.770       2,247       10.180    12.810       101
2010......    12.770    13.672       5,459       12.810    13.728       159
2011......    13.672    14.405       5,749       13.728    14.479       164
2012......    14.405    15.280       5,714       14.479    15.374       172
2013......    15.280    14.951       5,866       15.374    15.057       160
2014......    14.951    15.578        5219       15.057    15.705       181
2015......    15.578    15.255        4763       15.705    15.394       172
2016......    15.255    15.638        4434       15.394    15.797       180
-----------   ------    ------       -----       ------    ------       ---
Delaware VIP Emerging Markets
2008......    11.934     5.787         106       10.866     5.796        15
2009......     5.787    10.205         175        5.796    10.232        16
2010......    10.205    11.973         594       10.232    12.017        34
2011......    11.973     9.507         733       12.017     9.551        40
2012......     9.507    10.775         694        9.551    10.835        40
2013......    10.775    11.748         652       10.835    11.826        42
2014......    11.748    10.697         639       11.826    10.779        35
2015......    10.697     9.048         664       10.779     9.127        27
2016......     9.048    10.209         590        9.127    10.308        28
-----------   ------    ------       -----       ------    ------       ---
Delaware VIP High Yield
2008......     9.979     7.766         152       10.464     7.782        11
2009......     7.766    11.458         229        7.782    11.494        18
2010......    11.458    13.068         296       11.494    13.122        17
2011......    13.068    13.273         292       13.122    13.341        14
2012......    13.273    15.460         260       13.341    15.554        22
2013......    15.460    16.722         271       15.554    16.841        22
2014......    16.722    16.508         219       16.841    16.642        20
2015......    16.508    15.258         190       16.642    15.398        25
2016......    15.258    17.100         167       15.398    17.273        21
-----------   ------    ------       -----       ------    ------       ---
Delaware VIP Limited-Term Diversified Income
2008......    10.448    10.242       1,412       10.488    10.264       106
2009......    10.242    11.445       6,643       10.264    11.481       284
2010......    11.445    11.848      15,308       11.481    11.896       347
2011......    11.848    12.060      16,300       11.896    12.121       341
2012......    12.060    12.272      16,485       12.121    12.347       361
2013......    12.272    12.018      17,558       12.347    12.104       367
2014......    12.018    12.101       16044       12.104    12.199       376
2015......    12.101    12.086       14344       12.199    12.196       328
2016......    12.086    12.204       13386       12.196    12.327       324
-----------   ------    ------      ------       ------    ------       ---
Delaware VIP REIT
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     5.823     6.776          15        6.245     6.797         1*
2010......     6.776     8.515          75        6.797     8.550         1*
2011......     8.515     9.348         100        8.550     9.397         2
2012......     9.348    10.820         104        9.397    10.887         2
2013......    10.820    10.945         124       10.887    11.024         2
2014......    10.945    14.027          93       11.024    14.142         5
2015......    14.027    14.413          78       14.142    14.545         1*
2016......    14.413    15.108          74       14.545    15.262         1*
-----------   ------    ------      ------       ------    ------       ---
Delaware VIP Small Cap Value
2008......     9.321     6.909          24        9.217     6.913         1*
2009......     6.909     9.022         150        6.913     9.037         1*
2010......     9.022    11.813         434        9.037    11.844         4
2011......    11.813    11.538         468       11.844    11.580         5
2012......    11.538    13.014         421       11.580    13.073         5
2013......    13.014    17.201         359       13.073    17.297         4
2014......    17.201    18.031         322       17.297    18.150         3
2015......    18.031    16.740         279       18.150    16.867         3
2016......    16.740    21.780         240       16.867    21.968         4
-----------   ------    ------      ------       ------    ------       ---

                                      A-3

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Smid Cap Growth(4)
2008......     N/A        N/A        N/A          9.410     5.618          5
2009......     N/A        N/A        N/A          5.618     8.594          3
2010......     N/A        N/A        N/A         10.275    11.642         11
2011......     N/A        N/A        N/A         11.642    12.450         24
2012......    15.416    15.501         1*        12.450    13.660         28
2013......     N/A        N/A        N/A         13.660    19.084         29
2014......     N/A        N/A        N/A         19.084    19.456         23
2015......    23.335    23.340         1*        19.456    20.691         23
2016......    23.340    24.935         1*        20.691    22.149         24
----------    ------    ------       ---         ------    ------         --
Delaware VIP U.S. Growth
2008......    10.366     6.845         2          8.852     6.300         50
2009......     6.845     9.677         6          6.300     8.925        684
2010......     9.677    10.867        20          8.925    10.043      1,889
2011......    10.867    11.555        20         10.043    10.700      1,987
2012......    11.555    13.251        18         10.700    12.296      1,810
2013......    13.251    17.621        15         12.296    16.383      1,586
2014......    17.621    19.604        13         16.383    18.263       1396
2015......    19.604    20.374        12         18.263    19.019       1246
2016......    20.374    19.044        12         19.019    17.813       1229
----------    ------    ------       ---         ------    ------      -----
Delaware VIP Value
2008......     N/A        N/A        N/A          9.134     6.487          7
2009......     N/A        N/A        N/A          6.487     7.563         19
2010......     N/A        N/A        N/A          7.563     8.644         21
2011......     N/A        N/A        N/A          8.644     9.360         39
2012......     N/A        N/A        N/A          9.360    10.615         34
2013......     N/A        N/A        N/A         10.615    14.031         37
2014......     N/A        N/A        N/A         14.031    15.811         38
2015......    16.558    16.661         1*        15.811    15.569         36
2016......    16.661    18.839         1*        15.569    17.639         42
----------    ------    ------       ---         ------    ------      -----
Deutsche Alternative Asset Allocation VIP
2009......     N/A        N/A        N/A          N/A        N/A        N/A
2010......     N/A        N/A        N/A         11.536    12.821          3
2011......     N/A        N/A        N/A         12.821    12.311         10
2012......     N/A        N/A        N/A         12.311    13.343          7
2013......     N/A        N/A        N/A         13.343    13.322          5
2014......     N/A        N/A        N/A         13.322    13.630          1*
2015......    12.946    12.459         1*        13.630    12.625          4
2016......    12.459    12.937         1*        12.625    13.136          4
----------    ------    ------       ---         ------    ------      -----
Fidelity VIP Contrafund
2008......    10.792     7.047        16         11.558     6.635        625
2009......     7.047     9.442        18          6.635     8.908      1,051
2010......     9.442    10.919        22          8.908    10.322      1,438
2011......    10.919    10.499        22         10.322     9.945      1,420
2012......    10.499    12.060        25          9.945    11.447      1,291
2013......    12.060    15.621        23         11.447    14.856      1,155
2014......    15.621    17.250        22         14.856    16.438       1027
2015......    17.250    17.132        17         16.438    16.359        943
2016......    17.132    18.255        17         16.359    17.466        877
----------    ------    ------       ---         ------    ------      -----
Fidelity VIP Growth
2008......     N/A        N/A        N/A         10.813     6.471          8
2009......     N/A        N/A        N/A          6.471     8.207         15
2010......     8.778    10.754         1*         8.207    10.074         21
2011......    10.754    10.632         1*        10.074     9.981         24
2012......    10.632    12.031         1*         9.981    11.316         21
2013......    12.031    16.183         1*        11.316    15.252         20
2014......    16.183    17.769         1*        15.252    16.780         20
2015......    17.769    18.788         1*        16.780    17.778         19
2016......     N/A        N/A        N/A         17.778    17.715         12
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Smid Cap Growth(4)
2008......     8.748     5.635          7         8.760     5.647         7
2009......     5.635     8.634          9         5.647     8.662         7
2010......    10.335    11.714         17        10.376    11.763         6
2011......    11.714    12.545         37        11.763    12.610         8
2012......    12.545    13.785         39        12.610    13.870         8
2013......    13.785    19.288         39        13.870    19.427         7
2014......    19.288    19.693         33        19.427    19.855         5
2015......    19.693    20.975         33        19.855    21.168         2
2016......    20.975    22.487         37        21.168    22.717         2
-----------   ------    ------         --        ------    ------         -
Delaware VIP U.S. Growth
2008......     8.874     6.320        208        10.341     6.334        10
2009......     6.320     8.967      1,947         6.334     8.995        45
2010......     8.967    10.105      5,324         8.995    10.147       105
2011......    10.105    10.782      5,604        10.147    10.838       119
2012......    10.782    12.409      5,015        10.838    12.485       106
2013......    12.409    16.559      4,296        12.485    16.677        91
2014......    16.559    18.487       3550        16.677    18.638        84
2015......    18.487    19.281       3019        18.638    19.457        66
2016......    19.281    18.085       2923        19.457    18.269        62
-----------   ------    ------      -----        ------    ------       ---
Delaware VIP Value
2008......     8.814     6.507         18         N/A        N/A        N/A
2009......     6.507     7.599         55         N/A        N/A        N/A
2010......     7.599     8.698        105         7.622     8.734        40
2011......     8.698     9.432        142         8.734     9.480        15
2012......     9.432    10.713        134         9.480    10.779        18
2013......    10.713    14.182        129        10.779    14.283        22
2014......    14.182    16.004        100        14.283    16.134        24
2015......    16.004    15.783        110        16.134    15.927        22
2016......    15.783    17.908        111        15.927    18.090        24
-----------   ------    ------      -----        ------    ------       ---
Deutsche Alternative Asset Allocation VIP
2009......     N/A        N/A        N/A         11.341    11.554         1*
2010......    11.547    12.853          7        11.554    12.874         2
2011......    12.853    12.359         16        12.874    12.392         2
2012......    12.359    13.416         22        12.392    13.464         2
2013......    13.416    13.415         24        13.464    13.477         3
2014......    13.415    13.746         26        13.477    13.823         3
2015......    13.746    12.751         25        13.823    12.835         3
2016......    12.751    13.287         21        12.835    13.388         3
-----------   ------    ------      -----        ------    ------       ---
Fidelity VIP Contrafund
2008......    11.142     6.656      2,136        11.298     6.670       215
2009......     6.656     8.949      3,759         6.670     8.977       254
2010......     8.949    10.386      4,862         8.977    10.429       243
2011......    10.386    10.021      4,548        10.429    10.073       212
2012......    10.021    11.552      4,083        10.073    11.623       198
2013......    11.552    15.015      3,553        11.623    15.122       189
2014......    15.015    16.639       2982        15.122    16.775       146
2015......    16.639    16.584       2594        16.775    16.735       139
2016......    16.584    17.732       2376        16.735    17.912       119
-----------   ------    ------      -----        ------    ------       ---
Fidelity VIP Growth
2008......    10.677     6.492         35        10.691     6.506         1*
2009......     6.492     8.245         64         N/A        N/A        N/A
2010......     8.245    10.137         84         8.269    10.176         6
2011......    10.137    10.058         81        10.176    10.107         5
2012......    10.058    11.420         76        10.107    11.488         8
2013......    11.420    15.416         71        11.488    15.522         8
2014......    15.416    16.985         66        15.522    17.120         3
2015......    16.985    18.022         54         N/A        N/A        N/A
2016......    18.022    17.986         46         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---

                                      A-4

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Fidelity VIP Mid Cap
2008......    11.269     7.186         4         11.522     6.925         98
2009......     7.186     9.932         5          6.925     9.592        184
2010......     9.932    12.630         6          9.592    12.222        436
2011......    12.630    11.136         7         12.222    10.798        467
2012......    11.136    12.619         7         10.798    12.259        426
2013......    12.619    16.957         7         12.259    16.507        405
2014......    16.957    17.783         5         16.507    17.346        367
2015......    17.783    17.302         4         17.346    16.911        345
2016......    17.302    19.154         4         16.911    18.758        311
----------    ------    ------         -         ------    ------        ---
Fidelity VIP Overseas(5)
2008......     N/A        N/A        N/A         11.064     6.824         13
2009......     N/A        N/A        N/A          6.824     8.536         27
2010......     N/A        N/A        N/A          8.536     9.545         52
2011......     N/A        N/A        N/A          9.545     7.819         55
2012......     N/A        N/A        N/A          7.819     9.328         47
2013......     N/A        N/A        N/A          9.328    10.439         45
----------    ------    ------       ---         ------    ------        ---
Franklin Income VIP
2008......    10.356     7.659        18         10.447     7.309        633
2009......     7.659    10.271        25          7.309     9.821      1,190
2010......    10.271    11.446        26          9.821    10.967      1,531
2011......    11.446    11.591        26         10.967    11.128      1,489
2012......    11.591    12.914        26         11.128    12.423      1,388
2013......    12.914    14.554        24         12.423    14.028      1,298
2014......    14.554    15.059        20         14.028    14.544       1198
2015......    15.059    13.844        16         14.544    13.397       1135
2016......    13.844    15.612        14         13.397    15.139       1042
----------    ------    ------       ---         ------    ------      -----
Franklin Mutual Shares VIP
2008......    10.208     6.956        44         10.402     6.555      1,342
2009......     6.956     8.672        89          6.555     8.189      3,964
2010......     8.672     9.538       113          8.189     9.024      6,821
2011......     9.538     9.335       112          9.024     8.850      7,071
2012......     9.335    10.548       102          8.850    10.020      6,450
2013......    10.548    13.381        90         10.020    12.736      5,679
2014......    13.381    14.177        85         12.736    13.521       5147
2015......    14.177    13.330        77         13.521    12.738       4915
2016......    13.330    15.301        69         12.738    14.652       4357
----------    ------    ------       ---         ------    ------      -----
FTVIPT Franklin Small-Mid Cap Growth Securities(6)
2008......    10.428     6.742         1*        10.150     6.206         61
2009......     6.742     9.573         1*         6.206     8.831        130
2010......     9.573    12.084         1*         8.831    11.169        179
2011......    12.084    11.374         1*        11.169    10.534        174
2012......    11.374    12.471         1*        10.534    11.573        162
2013......    12.471    14.562         1*        11.573    13.524        153
----------    ------    ------       ---         ------    ------      -----
Invesco V.I. International Growth
2014......     N/A        N/A        N/A         10.226     9.656          1*
2015......     N/A        N/A        N/A          9.656     9.319          2
2016......     N/A        N/A        N/A          9.319     9.171          4
----------    ------    ------       ---         ------    ------      -----
JPMorgan Insurance Trust Global Allocation
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP American Century Select Mid Cap Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A         11.265    12.453          1*
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Fidelity VIP Mid Cap
2008......    11.167     6.947         205       10.576     6.962        44
2009......     6.947     9.637         481        6.962     9.667        62
2010......     9.637    12.297       1,006        9.667    12.348        72
2011......    12.297    10.881       1,107       12.348    10.937        63
2012......    10.881    12.372       1,011       10.937    12.448        54
2013......    12.372    16.685         898       12.448    16.804        49
2014......    16.685    17.559         808       16.804    17.702        40
2015......    17.559    17.144         710       17.702    17.301        38
2016......    17.144    19.044         651       17.301    19.238        32
-----------   ------    ------       -----       ------    ------        --
Fidelity VIP Overseas(5)
2008......    11.086     6.846          43       11.100     6.860         5
2009......     6.846     8.576          64        6.860     8.603         4
2010......     8.576     9.604         100        8.603     9.643         4
2011......     9.604     7.879         106        9.643     7.920         1*
2012......     7.879     9.414          77        7.920     9.472         1*
2013......     9.414    10.541          69        9.472    10.610         1*
-----------   ------    ------       -----       ------    ------        --
Franklin Income VIP
2008......    10.329     7.332       1,986       10.371     7.347       162
2009......     7.332     9.867       3,494        7.347     9.898       144
2010......     9.867    11.035       4,293        9.898    11.080       238
2011......    11.035    11.213       4,044       11.080    11.270       136
2012......    11.213    12.538       3,735       11.270    12.614       120
2013......    12.538    14.179       3,390       12.614    14.280       114
2014......    14.179    14.722        2867       14.280    14.842       117
2015......    14.722    13.582        2548       14.842    13.706       114
2016......    13.582    15.370        2216       13.706    15.526       113
-----------   ------    ------       -----       ------    ------       ---
Franklin Mutual Shares VIP
2008......    10.110     6.576       4,123       10.142     6.590       386
2009......     6.576     8.227      11,878        6.590     8.253       509
2010......     8.227     9.080      19,245        8.253     9.117       601
2011......     9.080     8.918      19,483        9.117     8.964       574
2012......     8.918    10.112      17,484        8.964    10.174       504
2013......    10.112    12.873      14,878       10.174    12.965       446
2014......    12.873    13.686       12534       12.965    13.798       408
2015......    13.686    12.914       11375       13.798    13.032       370
2016......    12.914    14.875        9822       13.032    15.027       339
-----------   ------    ------      ------       ------    ------       ---
FTVIPT Franklin Small-Mid Cap Growth Securities(6)
2008......    10.168     6.226         204        9.855     6.239        12
2009......     6.226     8.872         310        6.239     8.900        24
2010......     8.872    11.238         440        8.900    11.285        16
2011......    11.238    10.616         432       11.285    10.670        15
2012......    10.616    11.680         403       10.670    11.751        11
2013......    11.680    13.656         372       11.751    13.745        10
-----------   ------    ------      ------       ------    ------       ---
Invesco V.I. International Growth
2014......    10.087     9.664          15        N/A        N/A        N/A
2015......     9.664     9.341          19        N/A        N/A        N/A
2016......     9.341     9.207          25        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
JPMorgan Insurance Trust Global Allocation
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
LVIP American Century Select Mid Cap Managed Volatility
2014......    10.564    11.292           1*      10.450    11.303         2
2015......    11.292    10.732           4       11.303    10.754         1*
2016......    10.732    12.509           4       10.754    12.547         1*
-----------   ------    ------      ------       ------    ------       ---

                                      A-5

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP American Global Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ----------- -------- -------------     --         ---        ---
LVIP American Global Small Capitalization
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         12.794    10.209         1*
2012...... N/A           N/A         N/A         10.209    11.914         1*
2013...... N/A           N/A         N/A         11.914    15.088         1*
2014...... N/A           N/A         N/A         15.088    15.206         1*
2015...... N/A           N/A         N/A         15.206    15.047         1*
2016...... N/A           N/A         N/A         15.047    15.163         1*
---------- ----------- -------- -------------    ------    ------       ---
LVIP American Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         12.523    11.830         1*
2012...... N/A           N/A         N/A         11.830    13.770         1*
2013...... N/A           N/A         N/A         13.770    17.693         1*
2014...... N/A           N/A         N/A         17.693    18.960         1*
2015...... N/A           N/A         N/A         18.960    20.006         1*
2016...... N/A           N/A         N/A         20.006    21.631         1*
---------- ----------- -------- -------------    ------    ------       ---
LVIP American Growth-Income
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ----------- -------- -------------    ------    ------       ---
LVIP American International
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ----------- -------- -------------    ------    ------       ---
LVIP Baron Growth Opportunities
2008...... N/A           N/A         N/A          9.592     6.203        31
2009...... N/A           N/A         N/A          6.203     8.504        48
2010...... N/A           N/A         N/A          8.504    10.651        64
2011...... N/A           N/A         N/A         10.651    10.980        59
2012...... N/A           N/A         N/A         10.980    12.867        53
2013...... N/A           N/A         N/A         12.867    17.861        52
2014...... N/A           N/A         N/A         17.861    18.560        47
2015...... N/A           N/A         N/A         18.560    17.516        48
2016...... N/A           N/A         N/A         17.516    18.326        42
---------- ----------- -------- -------------    ------    ------       ---
LVIP BlackRock Dividend Value Managed Volatility
2008...... N/A           N/A         N/A          9.568     6.411        24
2009...... N/A           N/A         N/A          6.411     7.814        39
2010...... N/A           N/A         N/A          7.814     9.110        39
2011...... N/A           N/A         N/A          9.110     8.774        35
2012...... N/A           N/A         N/A          8.774    10.147        33
2013...... N/A           N/A         N/A         10.147    11.858        42
2014...... N/A           N/A         N/A         11.858    12.131        46
2015...... N/A           N/A         N/A         12.131    11.410        49
2016...... N/A           N/A         N/A         11.410    12.628        43
---------- ----------- -------- -------------    ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP American Global Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......    13.879    17.311         1*         N/A        N/A        N/A
2014......    17.311    17.502         1*         N/A        N/A        N/A
2015......    17.502    18.514         1*         N/A        N/A        N/A
2016......    18.514    18.419         1*         N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP American Global Small Capitalization
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.804    10.232         1*         N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP American Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.533    11.857         1*         N/A        N/A        N/A
2012......    11.857    13.822         1*         N/A        N/A        N/A
2013......    13.822    17.787         4          N/A        N/A        N/A
2014......    17.787    19.089         2          N/A        N/A        N/A
2015......    19.089    20.172         2          N/A        N/A        N/A
2016......    20.172    21.843         2          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP American Growth-Income
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.215    11.854         2          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP American International
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.308    10.467         1*         N/A        N/A        N/A
2012......    10.467    12.202         1*         N/A        N/A        N/A
2013......    12.202    14.672         2          N/A        N/A        N/A
2014......    14.672    14.125         1*         N/A        N/A        N/A
2015......    14.125    13.341         1*         N/A        N/A        N/A
2016......    13.341    13.659         1*         N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP Baron Growth Opportunities
2008......     9.610     6.223        53          9.622     6.236         8
2009......     6.223     8.543        85          6.236     8.570        22
2010......     8.543    10.716       176          8.570    10.761        18
2011......    10.716    11.064       212         10.761    11.121        11
2012......    11.064    12.985       198         11.121    13.065         8
2013......    12.985    18.052       171         13.065    18.181         6
2014......    18.052    18.786       159         18.181    18.940         8
2015......    18.786    17.756       141         18.940    17.919         6
2016......    17.756    18.606       134         17.919    18.795         5
-----------   ------    ------       ---         ------    ------       ---
LVIP BlackRock Dividend Value Managed Volatility
2008......     9.535     6.431        53          9.121     6.444         1*
2009......     6.431     7.851        95          6.444     7.875         2
2010......     7.851     9.166       104          7.875     9.204         1*
2011......     9.166     8.842       110          9.204     8.887        20
2012......     8.842    10.240       106          8.887    10.303        18
2013......    10.240    11.985       155         10.303    12.071        23
2014......    11.985    12.279       123         12.071    12.380        18
2015......    12.279    11.567       119         12.380    11.673         1*
2016......    11.567    12.821       130         11.673    12.951         1*
-----------   ------    ------       ---         ------    ------       ---

                                      A-6

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP BlackRock Emerging Markets Managed Volatility(10)
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A         10.408    10.014         1*
2014......     N/A        N/A        N/A         10.014     9.415         2
2015......     N/A        N/A        N/A          9.415     7.911         6
2016......     N/A        N/A        N/A          7.911     8.368         5
----------     --         ---        --------    ------    ------       ---
LVIP BlackRock Global Allocation V.I. Managed Risk
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A         10.454    10.303         2
2015......     N/A        N/A        N/A         10.303     9.736         2
2016......     N/A        N/A        N/A          9.736     9.889         2
----------     --         ---        --------    ------    ------       ---
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------     --         ---        --------    ------    ------       ---
LVIP BlackRock Inflation Protected Bond
2010......     N/A        N/A        N/A         10.311    10.143        12
2011......   10.131     11.210         1*        10.143    11.246        41
2012......   11.210     11.780         3         11.246    11.842        51
2013......   11.780     10.652         5         11.842    10.730       495
2014......   10.652     10.839         5         10.730    10.940       478
2015......   10.839     10.397         5         10.940    10.515       418
2016......   10.397     10.626         4         10.515    10.767       398
----------   ------     ------       ---         ------    ------       ---
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------   ------     ------       ---         ------    ------       ---
LVIP BlackRock U.S. Opportunities Managed Volatility(11)
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------   ------     ------       ---         ------    ------       ---
LVIP Blended Core Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------   ------     ------       ---         ------    ------       ---
LVIP Blended Large Cap Growth Managed Volatility
2008......     N/A        N/A        N/A         11.495     7.059        11
2009......     N/A        N/A        N/A          7.059     9.666        21
2010......     N/A        N/A        N/A          9.666    10.640        29
2011......     N/A        N/A        N/A         10.640     9.920        32
2012......     N/A        N/A        N/A          9.920    11.414        27
2013......     N/A        N/A        N/A         11.414    14.160        25
2014......     N/A        N/A        N/A         14.160    14.748        25
2015......     N/A        N/A        N/A         14.748    14.774        24
2016......     N/A        N/A        N/A         14.774    14.414        25
----------   ------     ------       ---         ------    ------       ---
LVIP Blended Mid Cap Managed Volatility
2008......     N/A        N/A        N/A          9.650     5.510         4
2009......     N/A        N/A        N/A          5.510     8.085         9
2010......     N/A        N/A        N/A          8.085    10.171        12
2011......     N/A        N/A        N/A         10.171     9.291        12
2012......     N/A        N/A        N/A          9.291     9.779        11
2013......     N/A        N/A        N/A          9.779    12.069        12
2014......     N/A        N/A        N/A         12.069    11.058        12
2015......     N/A        N/A        N/A         11.058    10.473        13
2016......     N/A        N/A        N/A         10.473    10.586        12
----------   ------     ------       ---         ------    ------       ---
LVIP Clarion Global Real Estate
2008......     N/A        N/A        N/A          7.863     4.731        17
2009......     N/A        N/A        N/A          4.731     6.447        35
2010......     N/A        N/A        N/A          6.447     7.517        60
2011......     N/A        N/A        N/A          7.517     6.787        66
2012......     N/A        N/A        N/A          6.787     8.366        45
2013......    8.761      8.431         1*         8.366     8.543        50
2014......    8.431      9.473         1*         8.543     9.618        47
2015......     N/A        N/A        N/A          9.618     9.392        42
2016......     N/A        N/A        N/A          9.392     9.396        42
----------   ------     ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP BlackRock Emerging Markets Managed Volatility(10)
2012......    10.543    11.005          3         N/A        N/A        N/A
2013......    11.005    10.035         14         N/A        N/A        N/A
2014......    10.035     9.448         19        10.048     9.470         2
2015......     9.448     7.951         26         9.470     7.977         2
2016......     7.951     8.422         25         7.977     8.458         2
-----------   ------    ------         --        ------     -----       ---
LVIP BlackRock Global Allocation V.I. Managed Risk
2013......    10.132    10.464          1*        9.819    10.471         1*
2014......    10.464    10.328          7        10.471    10.345        10
2015......    10.328     9.773          7        10.345     9.800         6
2016......     9.773     9.943          1*        9.800     9.980         6
-----------   ------    ------         --        ------    ------       ---
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
LVIP BlackRock Inflation Protected Bond
2010......    10.129    10.153          3         N/A        N/A        N/A
2011......    10.153    11.274        243        10.159    11.292         7
2012......    11.274    11.888        295        11.292    11.919        21
2013......    11.888    10.788      1,281        11.919    10.827        66
2014......    10.788    11.016       1130        10.827    11.067        48
2015......    11.016    10.604       1010        11.067    10.664        38
2016......    10.604    10.875        953        10.664    10.947        35
-----------   ------    ------      -----        ------    ------       ---
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP BlackRock U.S. Opportunities Managed Volatility(11)
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP Blended Core Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......    10.625     9.998          7         N/A        N/A        N/A
2016......     9.998    10.782          6         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP Blended Large Cap Growth Managed Volatility
2008......    10.840     7.081          7         N/A        N/A        N/A
2009......     7.081     9.711         31         N/A        N/A        N/A
2010......     9.711    10.706         48         9.741    10.750         1*
2011......    10.706     9.996         48        10.750    10.048         2
2012......     9.996    11.519         42        10.048    11.590         2
2013......    11.519    14.312         33        11.590    14.415         2
2014......    14.312    14.928         27        14.415    15.050         2
2015......    14.928    14.977         26        15.050    15.115         2
2016......    14.977    14.634         26        15.115    14.783         2
-----------   ------    ------      -----        ------    ------       ---
LVIP Blended Mid Cap Managed Volatility
2008......     9.527     5.524         16         9.466     5.533         1*
2009......     5.524     8.117         29         5.533     8.139         1*
2010......     8.117    10.227         42         8.139    10.264         6
2011......    10.227     9.356         44        10.264     9.399         6
2012......     9.356     9.863         43         9.399     9.919         6
2013......     9.863    12.189         32         9.919    12.271         7
2014......    12.189    11.185         34        12.271    11.271         4
2015......    11.185    10.609         35        11.271    10.701         4
2016......    10.609    10.741         34        10.701    10.845         4
-----------   ------    ------      -----        ------    ------       ---
LVIP Clarion Global Real Estate
2008......     7.764     4.743         30         7.895     4.751         8
2009......     4.743     6.472         54         4.751     6.489        19
2010......     6.472     7.559         75         6.489     7.586        23
2011......     7.559     6.834         92         7.586     6.866        15
2012......     6.834     8.437         87         6.866     8.485        12
2013......     8.437     8.629         92         8.485     8.686        22
2014......     8.629     9.729         85         8.686     9.804        20
2015......     9.729     9.515         75         9.804     9.597        19
2016......     9.515     9.533         74         9.597     9.625        20
-----------   ------    ------      -----        ------    ------       ---

                                      A-7

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP ClearBridge Large Cap Managed Volatility
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------     --         ---        ---          --         ---
LVIP Delaware Bond
2008......    10.736    10.206        35         10.517    10.012      1,046
2009......    10.206    11.959        74         10.012    11.756      4,322
2010......    11.959    12.789       123         11.756    12.596      9,066
2011......    12.789    13.567       121         12.596    13.390      9,152
2012......    13.567    14.255       121         13.390    14.097      9,024
2013......    14.255    13.727       118         14.097    13.601      9,563
2014......    13.727    14.337       111         13.601    14.235       8986
2015......    14.337    14.185       101         14.235    14.112       8427
2016......    14.185    14.362        94         14.112    14.317       8023
----------    ------    ------       ---         ------    ------      -----
LVIP Delaware Diversified Floating Rate
2010......    10.070    10.072         1*        10.082    10.084          6
2011......    10.072     9.913         1*        10.084     9.945         52
2012......     9.913    10.193         1*         9.945    10.246         46
2013......    10.193    10.132         2         10.246    10.206        178
2014......    10.132    10.058         2         10.206    10.151        159
2015......    10.058     9.851         2         10.151     9.963        214
2016......     9.851     9.939         2          9.963    10.071        210
----------    ------    ------       ---         ------    ------      -----
LVIP Delaware Foundation Aggressive Allocation(7)
2008......     N/A        N/A        N/A         10.084     7.069         12
2009......     N/A        N/A        N/A          7.069     9.223         20
2010......     N/A        N/A        N/A          9.223    10.256         19
2011......     N/A        N/A        N/A         10.256     9.933         18
2012......     N/A        N/A        N/A          9.933    11.125         17
2013......     N/A        N/A        N/A         11.125    13.224         16
2014......     N/A        N/A        N/A         13.224    13.640         12
2015......     N/A        N/A        N/A         13.640    13.304         11
2016......     N/A        N/A        N/A         13.304    13.891         11
----------    ------    ------       ---         ------    ------      -----
LVIP Delaware Social Awareness
2008......     N/A        N/A        N/A          9.442     6.654          2
2009......     N/A        N/A        N/A          6.654     8.542          2
2010......     N/A        N/A        N/A          8.542     9.412          7
2011......     N/A        N/A        N/A          9.412     9.355          7
2012......     N/A        N/A        N/A          9.355    10.651          7
2013......     N/A        N/A        N/A         10.651    14.272          7
2014......     N/A        N/A        N/A         14.272    16.237          9
2015......     N/A        N/A        N/A         16.237    15.930          6
2016......     N/A        N/A        N/A         15.930    16.776          6
----------    ------    ------       ---         ------    ------      -----
LVIP Delaware Special Opportunities
2008......     N/A        N/A        N/A          8.851     5.746         10
2009......     N/A        N/A        N/A          5.746     7.402         12
2010......     N/A        N/A        N/A          7.402     9.550         24
2011......     N/A        N/A        N/A          9.550     8.941         21
2012......     N/A        N/A        N/A          8.941    10.148         25
2013......     N/A        N/A        N/A         10.148    13.408         23
2014......     N/A        N/A        N/A         13.408    14.252         18
2015......     N/A        N/A        N/A         14.252    14.112         17
2016......     N/A        N/A        N/A         14.112    16.780         16
----------    ------    ------       ---         ------    ------      -----
LVIP Dimensional International Core Equity
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP Dimensional International Equity Managed Volatility
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          8.580     9.789          2
2013......     N/A        N/A        N/A          9.789    11.140          3
2014......     N/A        N/A        N/A         11.140    10.186         13
2015......     N/A        N/A        N/A         10.186     9.670         20
2016......     N/A        N/A        N/A          9.670     9.748         21
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP ClearBridge Large Cap Managed Volatility
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------    --         ---        ---          --         ---        ---
LVIP Delaware Bond
2008......    10.570    10.044       3,510       10.622    10.065       282
2009......    10.044    11.811      13,814       10.065    11.848       501
2010......    11.811    12.674      27,791       11.848    12.726       702
2011......    12.674    13.493      27,722       12.726    13.562       668
2012......    13.493    14.227      27,034       13.562    14.314       653
2013......    14.227    13.747      28,666       14.314    13.845       596
2014......    13.747    14.409       25503       13.845    14.526       602
2015......    14.409    14.306       22753       14.526    14.437       559
2016......    14.306    14.535       21286       14.437    14.683       514
-----------   ------    ------      ------       ------    ------       ---
LVIP Delaware Diversified Floating Rate
2010......    10.093    10.094          14        N/A        N/A        N/A
2011......    10.094     9.969         188       10.100     9.986         5
2012......     9.969    10.287         208        9.986    10.314         5
2013......    10.287    10.262         487       10.314    10.299        40
2014......    10.262    10.222         462       10.299    10.269        32
2015......    10.222    10.047         424       10.269    10.104        42
2016......    10.047    10.172         417       10.104    10.240        30
-----------   ------    ------      ------       ------    ------       ---
LVIP Delaware Foundation Aggressive Allocation(7)
2008......    10.266     7.091          49       10.298     7.106         1*
2009......     7.091     9.266          53        7.106     9.295         1*
2010......     9.266    10.319          53        9.295    10.362         1*
2011......    10.319    10.009          53       10.362    10.061         1*
2012......    10.009    11.227          56       10.061    11.297         1*
2013......    11.227    13.365          46       11.297    13.462         1*
2014......    13.365    13.806          40       13.462    13.920         1*
2015......    13.806    13.487          31        N/A        N/A        N/A
2016......    13.487    14.103          30        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
LVIP Delaware Social Awareness
2008......     9.786     6.675           1*       9.480     6.689         1*
2009......     6.675     8.582          20        6.689     8.609        11
2010......     8.582     9.470          31        8.609     9.510        32
2011......     9.470     9.427          42        9.510     9.475        29
2012......     9.427    10.749          40        9.475    10.815        21
2013......    10.749    14.425          33       10.815    14.528        14
2014......    14.425    16.436          29       14.528    16.570         4
2015......    16.436    16.148          29       16.570    16.295         1*
2016......    16.148    17.032          27        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
LVIP Delaware Special Opportunities
2008......     8.375     5.760          14        8.646     5.769         4
2009......     5.760     7.431          48        5.769     7.450         4
2010......     7.431     9.602          56        7.450     9.636         1*
2011......     9.602     9.003          66        9.636     9.044         1*
2012......     9.003    10.234          63        9.044    10.291         1*
2013......    10.234    13.542          54       10.291    13.631         1*
2014......    13.542    14.416          50       13.631    14.525         3
2015......    14.416    14.295          43       14.525    14.418         1*
2016......    14.295    17.024          41       14.418    17.187         1*
-----------   ------    ------      ------       ------    ------       ---
LVIP Dimensional International Core Equity
2015......     9.181     9.021           1*       N/A        N/A        N/A
2016......     9.021     9.333           1*       N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
LVIP Dimensional International Equity Managed Volatility
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     9.403     9.812           1*       N/A        N/A        N/A
2013......     9.812    11.184          13        N/A        N/A        N/A
2014......    11.184    10.241          17       11.213    10.279         2
2015......    10.241     9.737          14       10.279     9.782         2
2016......     9.737     9.830          17        9.782     9.886         2
-----------   ------    ------      ------       ------    ------       ---

                                      A-8

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Dimensional U.S. Core Equity 1
2008......    10.282     7.224         3          9.748     6.742         4
2009......     7.224     8.876         4          6.742     8.302         6
2010......     8.876     9.880         4          8.302     9.259        12
2011......     9.880     9.854         3          9.259     9.253        19
2012......     9.854    11.200         3          9.253    10.538        18
2013......    11.200    14.711         3         10.538    13.869        16
2014......    14.711    16.410         3         13.869    15.502        17
2015......    16.410    15.850         3         15.502    15.003        15
2016......    15.850    17.872         2         15.003    16.951        15
----------    ------    ------         -         ------    ------        --
LVIP Dimensional U.S. Core Equity 2
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Equity Managed Volatility
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A         10.723    10.906         1*
2013......     N/A        N/A        N/A         10.906    13.930         1*
2014......     N/A        N/A        N/A         13.930    14.415         8
2015......     N/A        N/A        N/A         14.415    13.165         9
2016......     N/A        N/A        N/A         13.165    14.464         9
----------    ------    ------       ---         ------    ------       ---
LVIP Dimensional/Vanguard Total Bond
2011......     N/A        N/A        N/A         10.291    10.389         4
2012......     N/A        N/A        N/A         10.389    10.655        19
2013......     N/A        N/A        N/A         10.655    10.242        30
2014......     N/A        N/A        N/A         10.242    10.596        46
2015......     N/A        N/A        N/A         10.596    10.508        40
2016......     N/A        N/A        N/A         10.508    10.605       107
----------    ------    ------       ---         ------    ------       ---
LVIP Franklin Templeton Global Equity Managed Volatility
2008......     9.313     6.034         2          8.857     6.054       140
2009......     6.034     7.628         3          6.054     7.668       199
2010......     7.628     8.020         7          7.668     8.079       270
2011......     8.020     7.668         7          8.079     7.739       247
2012......     7.668     9.170         7          7.739     9.273       182
2013......     9.170    10.850         5          9.273    10.995       169
2014......    10.850    10.492         4         10.995    10.653       153
2015......    10.492     9.520         4         10.653     9.686       147
2016......     9.520     9.620         4          9.686     9.807       139
----------    ------    ------       ---         ------    ------       ---
LVIP Franklin Templeton Value Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ---
LVIP Global Conservative Allocation Managed Risk
2008......     N/A        N/A        N/A         10.418     8.672        30
2009......     N/A        N/A        N/A          8.672    10.703        46
2010......     N/A        N/A        N/A         10.703    11.693       104
2011......     N/A        N/A        N/A         11.693    11.985       119
2012......     N/A        N/A        N/A         11.985    13.006       131
2013......     N/A        N/A        N/A         13.006    14.111       131
2014......     N/A        N/A        N/A         14.111    14.744       116
2015......     N/A        N/A        N/A         14.744    14.286       109
2016......     N/A        N/A        N/A         14.286    14.830        85
----------    ------    ------       ---         ------    ------       ---
LVIP Global Growth Allocation Managed Risk
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     N/A        N/A        N/A          6.913     9.309        64
2010......     N/A        N/A        N/A          9.309    10.372       296
2011......     N/A        N/A        N/A         10.372    10.254       352
2012......     N/A        N/A        N/A         10.254    11.064       519
2013......     N/A        N/A        N/A         11.064    12.419       607
2014......     N/A        N/A        N/A         12.419    12.702       702
2015......     N/A        N/A        N/A         12.702    12.094       758
2016......     N/A        N/A        N/A         12.094    12.523       727
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Dimensional U.S. Core Equity 1
2008......     9.766     6.764         14         N/A        N/A        N/A
2009......     6.764     8.340         42         N/A        N/A        N/A
2010......     8.340     9.316         78         N/A        N/A        N/A
2011......     9.316     9.325         86         N/A        N/A        N/A
2012......     9.325    10.636         91         N/A        N/A        N/A
2013......    10.636    14.018         86         N/A        N/A        N/A
2014......    14.018    15.691         75         N/A        N/A        N/A
2015......    15.691    15.209         69        15.466    15.346         1*
2016......    15.209    17.210         70        15.346    17.382         1*
-----------   ------    ------         --        ------    ------       ---
LVIP Dimensional U.S. Core Equity 2
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
LVIP Dimensional U.S. Equity Managed Volatility
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     9.736    10.933          6         N/A        N/A        N/A
2013......    10.933    13.983          9        10.951    14.020         1*
2014......    13.983    14.494         12        14.020    14.546         2
2015......    14.494    13.257          8        14.546    13.319         2
2016......    13.257    14.587         25        13.319    14.669         2
-----------   ------    ------       ----        ------    ------       ---
LVIP Dimensional/Vanguard Total Bond
2011......    10.058    10.399         38        10.281    10.406         1*
2012......    10.399    10.681        124        10.406    10.698         2
2013......    10.681    10.282        109        10.698    10.309         1*
2014......    10.282    10.654         93        10.309    10.692         1*
2015......    10.654    10.581        114        10.692    10.630         3
2016......    10.581    10.695        164        10.630    10.756         1*
-----------   ------    ------       ----        ------    ------       ---
LVIP Franklin Templeton Global Equity Managed Volatility
2008......     9.602     6.069        313         8.916     6.079        18
2009......     6.069     7.698        537         6.079     7.719        11
2010......     7.698     8.123        842         7.719     8.152        21
2011......     8.123     7.793        808         8.152     7.829        10
2012......     7.793     9.352        659         7.829     9.405         5
2013......     9.352    11.104        577         9.405    11.178         5
2014......    11.104    10.775        494        11.178    10.858         7
2015......    10.775     9.812        463        10.858     9.897         4
2016......     9.812     9.949        476         9.897    10.045         4
-----------   ------    ------       ----        ------    ------       ---
LVIP Franklin Templeton Value Managed Volatility
2014......    10.630    10.356          2        10.054    10.365         9
2015......    10.356     9.453          2        10.365     9.471         6
2016......     9.453    10.410          1*        9.471    10.440         6
-----------   ------    ------       ----        ------    ------       ---
LVIP Global Conservative Allocation Managed Risk
2008......    10.450     8.699        100         N/A        N/A        N/A
2009......     8.699    10.753        326         8.569    10.788        21
2010......    10.753    11.765        439        10.788    11.814        11
2011......    11.765    12.077        467        11.814    12.140        89
2012......    12.077    13.126        512        12.140    13.207        61
2013......    13.126    14.262        495        13.207    14.365         6
2014......    14.262    14.924        428        14.365    15.047         6
2015......    14.924    14.482        424        15.047    14.615         5
2016......    14.482    15.057        376        14.615    15.211         5
-----------   ------    ------       ----        ------    ------       ---
LVIP Global Growth Allocation Managed Risk
2008......    10.307     7.321         31        10.347     7.336        11
2009......     7.321     9.352        159         7.336     9.381        11
2010......     9.352    10.436        479         9.381    10.479        52
2011......    10.436    10.332        637        10.479    10.385        83
2012......    10.332    11.165      1,068        10.385    11.234       113
2013......    11.165    12.552      1,546        11.234    12.642       131
2014......    12.552    12.857       1514        12.642    12.962       190
2015......    12.857    12.260       1429        12.962    12.372       180
2016......    12.260    12.714       1413        12.372    12.844       155
-----------   ------    ------      -----        ------    ------       ---

                                      A-9

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Global Income
2009......     N/A        N/A        N/A         10.095    10.719       174
2010......    10.708    11.588         1*        10.719    11.623       706
2011......    11.588    11.557         2         11.623    11.615       778
2012......    11.557    12.279         6         11.615    12.365       766
2013......    12.279    11.773         6         12.365    11.879       835
2014......    11.773    11.840         6         11.879    11.971       787
2015......    11.840    11.445         5         11.971    11.595       730
2016......    11.445    11.349         5         11.595    11.521       678
----------    ------    ------       ---         ------    ------       ---
LVIP Global Moderate Allocation Managed Risk
2008......     N/A        N/A        N/A         10.407     7.963        55
2009......     N/A        N/A        N/A          7.963    10.080       171
2010......     N/A        N/A        N/A         10.080    11.156       347
2011......     N/A        N/A        N/A         11.156    11.157       480
2012......     N/A        N/A        N/A         11.157    12.088       705
2013......     N/A        N/A        N/A         12.088    13.367       748
2014......     N/A        N/A        N/A         13.367    13.762       701
2015......     N/A        N/A        N/A         13.762    13.145       723
2016......     N/A        N/A        N/A         13.145    13.559       677
----------    ------    ------       ---         ------    ------       ---
LVIP Government Money Market
2008......    10.574    10.592         3         10.455    10.543       116
2009......    10.592    10.485        10         10.543    10.457       186
2010......    10.485    10.375         9         10.457    10.368       190
2011......    10.375    10.264         8         10.368    10.278       309
2012......    10.264    10.155        14         10.278    10.189       280
2013......    10.155    10.046        14         10.189    10.100       322
2014......    10.046     9.939        28         10.100    10.012       248
2015......     9.939     9.832        18         10.012     9.924       327
2016......     9.832     9.727        18          9.924     9.838       324
----------    ------    ------       ---         ------    ------       ---
LVIP Invesco Diversified Equity-Income Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          9.351    10.629         9
----------    ------    ------       ---         ------    ------       ---
LVIP Invesco Select Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ---
LVIP JPMorgan High Yield
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.839    10.992         1*        10.852    11.028         4
2012......    10.992    12.463         3         11.028    12.528        35
2013......    12.463    13.103         3         12.528    13.198        71
2014......    13.103    13.294         3         13.198    13.418        90
2015......    13.294    12.600         3         13.418    12.743        88
2016......    12.600    14.080         3         12.743    14.267        83
----------    ------    ------       ---         ------    ------       ---
LVIP JPMorgan Select Mid Cap Value Managed Volatility
2008......     N/A        N/A        N/A          8.679     6.128         1*
2009......     N/A        N/A        N/A          6.128     7.553         5
2010......     N/A        N/A        N/A          7.553     9.315        10
2011......     N/A        N/A        N/A          9.315     9.047        18
2012......     N/A        N/A        N/A          9.047    10.173        14
2013......     N/A        N/A        N/A         10.173    12.488        19
2014......     N/A        N/A        N/A         12.488    13.347        15
2015......    12.769    11.979         1*        13.347    12.174        16
2016......    11.979    13.000         1*        12.174    13.238        16
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Global Income
2009......    10.119    10.730        452        10.462    10.738        13
2010......    10.730    11.653      1,597        10.738    11.673        39
2011......    11.653    11.662      1,728        11.673    11.694        25
2012......    11.662    12.434      1,692        11.694    12.481        31
2013......    12.434    11.963      1,878        12.481    12.020        31
2014......    11.963    12.074       1769        12.020    12.143        39
2015......    12.074    11.712       1624        12.143    11.791        33
2016......    11.712    11.655       1560        11.791    11.745        36
-----------   ------    ------      -----        ------    ------        --
LVIP Global Moderate Allocation Managed Risk
2008......    10.426     7.988        148        10.476     8.005         1*
2009......     7.988    10.127        297         8.005    10.159         8
2010......    10.127    11.225        715        10.159    11.272        47
2011......    11.225    11.243        867        11.272    11.301        51
2012......    11.243    12.199      1,497        11.301    12.274        61
2013......    12.199    13.511      1,893        12.274    13.607       123
2014......    13.511    13.930       1668        13.607    14.044       100
2015......    13.930    13.326       1664        14.044    13.448        75
2016......    13.326    13.766       1511        13.448    13.905        62
-----------   ------    ------      -----        ------    ------       ---
LVIP Government Money Market
2008......    10.508    10.577        433        10.507    10.599       148
2009......    10.577    10.506        335        10.599    10.539        92
2010......    10.506    10.432        326        10.539    10.475        13
2011......    10.432    10.357        765        10.475    10.410        17
2012......    10.357    10.283        736        10.410    10.346        35
2013......    10.283    10.208        682        10.346    10.281       209
2014......    10.208    10.135        441        10.281    10.217        10
2015......    10.135    10.061        462        10.217    10.153        15
2016......    10.061     9.989        423        10.153    10.090        35
-----------   ------    ------      -----        ------    ------       ---
LVIP Invesco Diversified Equity-Income Managed Volatility
2014......    10.447    10.314          1*        N/A        N/A        N/A
2015......    10.314     9.708          1*        N/A        N/A        N/A
2016......     9.708    10.671          1*        N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP Invesco Select Equity Managed Volatility
2014......     9.723    10.370          3         9.916    10.381         2
2015......    10.370     9.376          6         N/A        N/A        N/A
2016......     9.376     9.852          6         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP JPMorgan High Yield
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.863    11.055         24        10.869    11.073         1*
2012......    11.055    12.578        100        11.073    12.611        10
2013......    12.578    13.270        242        12.611    13.318        18
2014......    13.270    13.511        250        13.318    13.574        25
2015......    13.511    12.851        245        13.574    12.923        16
2016......    12.851    14.410        225        12.923    14.505        16
-----------   ------    ------      -----        ------    ------       ---
LVIP JPMorgan Select Mid Cap Value Managed Volatility
2008......     8.688     6.144          2         8.338     6.154         1*
2009......     6.144     7.583         12         6.154     7.603         1*
2010......     7.583     9.367         34         7.603     9.401         1*
2011......     9.367     9.111         34         9.401     9.152         1*
2012......     9.111    10.260         42         N/A        N/A        N/A
2013......    10.260    12.614         52        10.317    12.697         1*
2014......    12.614    13.502         53        12.697    13.605         1*
2015......    13.502    12.334         45        13.605    12.440         1*
2016......    12.334    13.432         50        12.440    13.561         1*
-----------   ------    ------      -----        ------    ------       ---

                                      A-10

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Managed Risk Profile 2010
2008...... N/A           N/A         N/A         10.090     7.885          7
2009...... N/A           N/A         N/A          7.885     9.697         10
2010...... N/A           N/A         N/A          9.697    10.685         10
2011...... N/A           N/A         N/A         10.685    10.694         10
2012...... N/A           N/A         N/A         10.694    11.475         10
2013...... N/A           N/A         N/A         11.475    12.357          5
2014...... N/A           N/A         N/A         12.357    12.800          4
2015...... N/A           N/A         N/A         12.800    12.450          3
2016...... N/A           N/A         N/A         12.450    12.854          2
---------- -----        -----                    ------    ------         --
LVIP Managed Risk Profile 2020
2008...... N/A           N/A         N/A          7.872     7.465          2
2009...... N/A           N/A         N/A          7.465     9.273          3
2010...... N/A           N/A         N/A          9.273    10.270          3
2011...... N/A           N/A         N/A         10.270    10.173          3
2012...... N/A           N/A         N/A         10.173    10.899          3
2013...... N/A           N/A         N/A         10.899    11.973          3
2014...... N/A           N/A         N/A         11.973    12.355          3
2015...... N/A           N/A         N/A         12.355    11.944          3
2016...... N/A           N/A         N/A         11.944    12.334          2
---------- -----        -----                    ------    ------         --
LVIP Managed Risk Profile 2030
2008...... N/A           N/A         N/A          N/A        N/A        N/A
2009...... N/A           N/A         N/A          N/A        N/A        N/A
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A         12.096    12.035         10
---------- -----        -----                    ------    ------       ----
LVIP Managed Risk Profile 2040
2008...... N/A           N/A         N/A          N/A        N/A        N/A
2009...... N/A           N/A         N/A          N/A        N/A        N/A
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- -----        -----                    ------    ------       ----
LVIP MFS International Equity Managed Volatility
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- -----        -----                    ------    ------       ----
LVIP MFS International Growth
2008...... N/A           N/A         N/A          9.908     5.652         12
2009...... 6.116        7.550          2          5.652     7.590        287
2010...... 7.550        8.425         15          7.590     8.487      1,066
2011...... 8.425        7.491         15          8.487     7.561      1,279
2012...... 7.491        8.825         14          7.561     8.925      1,171
2013...... 8.825        9.892         12          8.925    10.024      1,127
2014...... 9.892        9.266         12         10.024     9.408       1135
2015...... 9.266        9.261         11          9.408     9.422       1066
2016...... 9.261        9.288         10          9.422     9.468       1036
---------- -----        -----        ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Managed Risk Profile 2010
2008......    10.205     7.904          9         N/A        N/A        N/A
2009......     7.904     9.735         18         N/A        N/A        N/A
2010......     9.735    10.743         16         N/A        N/A        N/A
2011......    10.743    10.768         12         N/A        N/A        N/A
2012......    10.768    11.572          6         N/A        N/A        N/A
2013......    11.572    12.480          6         N/A        N/A        N/A
2014......    12.480    12.947         16         N/A        N/A        N/A
2015......    12.947    12.612         15         N/A        N/A        N/A
2016......    12.612    13.040         15         N/A        N/A        N/A
-----------   ------    ------         --         --         ---
LVIP Managed Risk Profile 2020
2008......     9.840     7.483          4         N/A        N/A        N/A
2009......     7.483     9.309         10         N/A        N/A        N/A
2010......     9.309    10.326         10         N/A        N/A        N/A
2011......    10.326    10.243         10         N/A        N/A        N/A
2012......    10.243    10.991         14         N/A        N/A        N/A
2013......    10.991    12.092         14         N/A        N/A        N/A
2014......    12.092    12.497         13         N/A        N/A        N/A
2015......    12.497    12.099         13         N/A        N/A        N/A
2016......    12.099    12.513         12         N/A        N/A        N/A
-----------   ------    ------         --         --         ---
LVIP Managed Risk Profile 2030
2008......     6.673     7.158          1*        N/A        N/A        N/A
2009......     7.158     9.069          1*        N/A        N/A        N/A
2010......     9.069    10.104          1*        N/A        N/A        N/A
2011......    10.104     9.947          1*        N/A        N/A        N/A
2012......     9.947    10.626          1*        N/A        N/A        N/A
2013......    10.626    11.966          1*        N/A        N/A        N/A
2014......    11.966    12.339          1*        N/A        N/A        N/A
2015......    12.339    11.892          1*        N/A        N/A        N/A
2016......    11.892    12.210          1*        N/A        N/A        N/A
-----------   ------    ------         --         --         ---
LVIP Managed Risk Profile 2040
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     N/A        N/A        N/A          N/A        N/A        N/A
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ----         --         ---
LVIP MFS International Equity Managed Volatility
2013......     9.396    10.104          3        10.114    10.110         2
2014......    10.104     9.291          8         N/A        N/A        N/A
2015......     9.291     9.210         10         N/A        N/A        N/A
2016......     9.210     9.000          1*        N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
LVIP MFS International Growth
2008......     9.724     5.665         62        10.013     5.675         5
2009......     5.665     7.620        885         5.675     7.640        22
2010......     7.620     8.533      3,151         7.640     8.564        62
2011......     8.533     7.614      3,754         8.564     7.649        73
2012......     7.614     9.001      3,346         7.649     9.052        64
2013......     9.001    10.124      3,171         9.052    10.191        59
2014......    10.124     9.517       3060        10.191     9.590        61
2015......     9.517     9.544       2746         9.590     9.627        58
2016......     9.544     9.606       2616         9.627     9.699        52
-----------   ------    ------      -----        ------    ------       ---

                                      A-11

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP MFS Value
2008......     8.734     6.506        31          9.457     6.527        883
2009......     6.506     7.765        71          6.527     7.806      3,023
2010......     7.765     8.549       100          7.806     8.611      5,869
2011......     8.549     8.426        99          8.611     8.504      6,215
2012......     8.426     9.670        94          8.504     9.779      5,666
2013......     9.670    12.972        79          9.779    13.144      4,900
2014......    12.972    14.142        74         13.144    14.359       4372
2015......    14.142    13.877        66         14.359    14.118       4019
2016......    13.877    15.616        60         14.118    15.919       3635
----------    ------    ------       ---         ------    ------      -----
LVIP Mondrian International Value
2008......     N/A        N/A        N/A         10.724     7.235         30
2009......     6.683     9.140         2          7.235     8.671         36
2010......     N/A        N/A        N/A          8.671     8.783         38
2011......     N/A        N/A        N/A          8.783     8.317         42
2012......     N/A        N/A        N/A          8.317     9.012         42
2013......    10.468    11.354        27          9.012    10.857      2,065
2014......    11.354    10.919        27         10.857    10.462       1994
2015......    10.919    10.366        24         10.462     9.952       1930
2016......    10.366    10.638        23          9.952    10.234       1863
----------    ------    ------       ---         ------    ------      -----
LVIP Multi-Manager Global Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP PIMCO Low Duration Bond
2014......     N/A        N/A        N/A          9.988     9.944         23
2015......     N/A        N/A        N/A          9.944     9.994         77
2016......    10.067    10.086         2          9.994    10.139         86
----------    ------    ------       ---         ------    ------      -----
LVIP Select Core Equity Managed Volatility
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP SSGA Bond Index
2008......     N/A        N/A        N/A         10.204    10.497          7
2009......     N/A        N/A        N/A         10.497    10.847         23
2010......     N/A        N/A        N/A         10.847    11.363         71
2011......     N/A        N/A        N/A         11.363    12.064         88
2012......     N/A        N/A        N/A         12.064    12.386        109
2013......     N/A        N/A        N/A         12.386    11.930        125
2014......     N/A        N/A        N/A         11.930    12.472        206
2015......     N/A        N/A        N/A         12.472    12.360        191
2016......     N/A        N/A        N/A         12.360    12.499        194
----------    ------    ------       ---         ------    ------      -----
LVIP SSGA Conservative Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A         10.967    11.465         64
2013......     N/A        N/A        N/A         11.465    12.105          1*
2014......     N/A        N/A        N/A         12.105    12.533          4
2015......     N/A        N/A        N/A         12.533    12.273          4
2016......     N/A        N/A        N/A         12.273    12.739          7
----------    ------    ------       ---         ------    ------      -----
LVIP SSGA Conservative Structured Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.425    10.594          2
2012......     N/A        N/A        N/A         10.594    11.348          7
2013......     N/A        N/A        N/A         11.348    12.011         33
2014......     N/A        N/A        N/A         12.011    12.531         27
2015......     N/A        N/A        N/A         12.531    12.158         27
2016......     N/A        N/A        N/A         12.158    12.841         31
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP MFS Value
2008......     9.341     6.543       2,955        9.473     6.554       240
2009......     6.543     7.836       9,796        6.554     7.857       376
2010......     7.836     8.658      17,911        7.857     8.689       508
2011......     8.658     8.563      18,668        8.689     8.602       485
2012......     8.563     9.862      16,717        8.602     9.918       435
2013......     9.862    13.275      14,020        9.918    13.363       375
2014......    13.275    14.524       11747       13.363    14.635       370
2015......    14.524    14.301       10234       14.635    14.425       318
2016......    14.301    16.151        8957       14.425    16.307       288
-----------   ------    ------      ------       ------    ------       ---
LVIP Mondrian International Value
2008......    10.393     7.258          25       10.619     7.273         4
2009......     7.258     8.711          59        7.273     8.738        11
2010......     8.711     8.837         110        8.738     8.874        19
2011......     8.837     8.381         137        8.874     8.423        18
2012......     8.381     9.095         121        8.423     9.150        36
2013......     9.095    10.974       5,851        9.150    11.051       163
2014......    10.974    10.590        5314       11.051    10.676       159
2015......    10.590    10.089        4911       10.676    10.181       145
2016......    10.089    10.390        4659       10.181    10.495       145
-----------   ------    ------      ------       ------    ------       ---
LVIP Multi-Manager Global Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
LVIP PIMCO Low Duration Bond
2014......    10.010     9.954          39        9.993     9.960         2
2015......     9.954    10.019          86        9.960    10.035         2
2016......    10.019    10.180         113       10.035    10.207        10
-----------   ------    ------      ------       ------    ------       ---
LVIP Select Core Equity Managed Volatility
2013......     N/A        N/A        N/A         10.176    11.122         2
2014......     N/A        N/A        N/A         11.122    11.692         3
2015......     N/A        N/A        N/A         11.692    11.018         1*
2016......     N/A        N/A        N/A         11.018    11.627         1*
-----------   ------    ------      ------       ------    ------       ---
LVIP SSGA Bond Index
2008......     9.977    10.506           1*      10.123    10.511         2
2009......    10.506    10.871         205       10.511    10.888         8
2010......    10.871    11.406         306       10.888    11.435         7
2011......    11.406    12.128         352       11.435    12.171         6
2012......    12.128    12.471         536       12.171    12.527        11
2013......    12.471    12.029         526       12.527    12.096        12
2014......    12.029    12.594         554       12.096    12.677        11
2015......    12.594    12.500         539       12.677    12.595        15
2016......    12.500    12.659         558       12.595    12.768        16
-----------   ------    ------      ------       ------    ------       ---
LVIP SSGA Conservative Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.478    10.654           2        N/A        N/A        N/A
2012......    10.654    11.507          72       11.406    11.535         1*
2013......    11.507    12.167          14        N/A        N/A        N/A
2014......    12.167    12.615           1*       N/A        N/A        N/A
2015......    12.615    12.372           9        N/A        N/A        N/A
2016......    12.372    12.862          31        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---
LVIP SSGA Conservative Structured Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.431    10.616          22        N/A        N/A        N/A
2012......    10.616    11.389           1*      10.723    11.417         7
2013......    11.389    12.073          31        N/A        N/A        N/A
2014......    12.073    12.615          42        N/A        N/A        N/A
2015......    12.615    12.257          59        N/A        N/A        N/A
2016......    12.257    12.965          69        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---

                                      A-12

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Developed International 150
2008......     N/A        N/A        N/A          8.338     6.283         2
2009......     N/A        N/A        N/A          6.283     8.987         5
2010......     N/A        N/A        N/A          8.987     9.530        13
2011......     N/A        N/A        N/A          9.530     8.278        20
2012......     N/A        N/A        N/A          8.278     9.300        22
2013......     N/A        N/A        N/A          9.300    11.061        20
2014......     N/A        N/A        N/A         11.061    11.033        24
2015......     N/A        N/A        N/A         11.033    10.438        22
2016......     N/A        N/A        N/A         10.438    11.324        20
----------     --         ---        --------    ------    ------        --
LVIP SSGA Emerging Markets 100
2008......     N/A        N/A        N/A          8.123     6.074         2
2009......     N/A        N/A        N/A          6.074    11.405         6
2010......     N/A        N/A        N/A         11.405    14.405        18
2011......     N/A        N/A        N/A         14.405    12.113        19
2012......     N/A        N/A        N/A         12.113    13.491        19
2013......     N/A        N/A        N/A         13.491    12.959        20
2014......     N/A        N/A        N/A         12.959    12.379        17
2015......   10.493     10.000         1*        12.379    10.152        16
2016......   10.000     11.390         1*        10.152    11.585        15
----------   ------     ------       ---         ------    ------        --
LVIP SSGA Global Tactical Allocation Managed Volatility(8)
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......    7.014      9.211         2          6.515     8.568        21
2010......     N/A        N/A        N/A          8.568     9.212        23
2011......     N/A        N/A        N/A          9.212     9.126        58
2012......     N/A        N/A        N/A          9.126    10.028        51
2013......     N/A        N/A        N/A         10.028    10.885        68
2014......     N/A        N/A        N/A         10.885    11.188        64
2015......     N/A        N/A        N/A         11.188    10.339        57
2016......     N/A        N/A        N/A         10.339    10.796        58
----------   ------     ------       ---         ------    ------       ---
LVIP SSGA International Index
2008......     N/A        N/A        N/A          8.303     6.420         2
2009......     N/A        N/A        N/A          6.420     8.114         7
2010......     N/A        N/A        N/A          8.114     8.587        16
2011......     N/A        N/A        N/A          8.587     7.438        24
2012......     N/A        N/A        N/A          7.438     8.685        25
2013......     N/A        N/A        N/A          8.685    10.388        74
2014......     N/A        N/A        N/A         10.388     9.670        78
2015......     N/A        N/A        N/A          9.670     9.442        72
2016......     N/A        N/A        N/A          9.442     9.427        71
----------   ------     ------       ---         ------    ------       ---
LVIP SSGA International Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          8.435     8.398         5
----------   ------     ------       ---         ------    ------       ---
LVIP SSGA Large Cap 100
2008......     N/A        N/A        N/A          9.689     6.998         3
2009......     N/A        N/A        N/A          6.998     9.360         9
2010......     N/A        N/A        N/A          9.360    11.029        25
2011......     N/A        N/A        N/A         11.029    11.156        30
2012......     N/A        N/A        N/A         11.156    12.377        28
2013......     N/A        N/A        N/A         12.377    16.620        27
2014......     N/A        N/A        N/A         16.620    19.179        24
2015......     N/A        N/A        N/A         19.179    18.074        20
2016......     N/A        N/A        N/A         18.074    21.714        17
----------   ------     ------       ---         ------    ------       ---
LVIP SSGA Large Cap Managed Volatility
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------   ------     ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Developed International 150
2008......     6.019     6.288         1*         8.749     6.291         2
2009......     6.288     9.008        41          6.291     9.021         4
2010......     9.008     9.566        62          9.021     9.590         4
2011......     9.566     8.322        78          9.590     8.351         4
2012......     8.322     9.363        92          8.351     9.405         7
2013......     9.363    11.153       102          9.405    11.214         7
2014......    11.153    11.141       114         11.214    11.214         4
2015......    11.141    10.557       114         11.214    10.636         5
2016......    10.557    11.470       109         10.636    11.567         5
-----------   ------    ------       ---         ------    ------         -
LVIP SSGA Emerging Markets 100
2008......     5.782     6.079         1*         8.382     6.082         1*
2009......     6.079    11.432        28          6.082    11.449         2
2010......    11.432    14.471        49         11.449    14.497         2
2011......    14.471    12.186        73         14.497    12.220         4
2012......    12.186    13.593        74         12.220    13.644         4
2013......    13.593    13.077       101         13.644    13.139         6
2014......    13.077    12.510       105         13.139    12.582         3
2015......    12.510    10.275       109         12.582    10.344         4
2016......    10.275    11.744       104         10.344    11.835         4
-----------   ------    ------       ---         ------    ------         -
LVIP SSGA Global Tactical Allocation Managed Volatility(8)
2008......     9.479     6.648         3          N/A        N/A        N/A
2009......     6.648     8.609        17          8.533     8.635         2
2010......     8.609     9.269        24          8.635     9.307         2
2011......     9.269     9.196       140          9.307     9.243         3
2012......     9.196    10.120       124          9.243    10.182         3
2013......    10.120    11.002       134         10.182    11.081         3
2014......    11.002    11.325       112         11.081    11.417         3
2015......    11.325    10.482       110         11.417    10.578         3
2016......    10.482    10.961       106         10.578    11.072         3
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA International Index
2008......     6.180     6.425         1*         8.732     6.429         2
2009......     6.425     8.133        56          6.429     8.145         4
2010......     8.133     8.619        75          8.145     8.641         4
2011......     8.619     7.478        96          8.641     7.504         4
2012......     7.478     8.744       125          7.504     8.784         7
2013......     8.744    10.475       203          8.784    10.533         9
2014......    10.475     9.765       229         10.533     9.828         6
2015......     9.765     9.550       239          9.828     9.622        14
2016......     9.550     9.548       236          9.622     9.630         7
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA International Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     8.473     8.437        21          8.497     8.462         2
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA Large Cap 100
2008......     6.790     7.004         1*        10.157     7.007         2
2009......     7.004     9.381        72          7.007     9.396         5
2010......     9.381    11.071       100          9.396    11.099         5
2011......    11.071    11.215       112         11.099    11.255         8
2012......    11.215    12.461       138         11.255    12.518         6
2013......    12.461    16.758       129         12.518    16.851         6
2014......    16.758    19.367       129         16.851    19.494         4
2015......    19.367    18.278       144         19.494    18.417         4
2016......    18.278    21.992       128         18.417    22.181         3
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA Large Cap Managed Volatility
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---

                                      A-13

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Moderate Index Allocation
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         10.684    10.537         1*
2012...... N/A           N/A         N/A         10.537    11.636        19
2013...... N/A           N/A         N/A         11.636    12.937        19
2014...... N/A           N/A         N/A         12.937    13.353        23
2015...... N/A           N/A         N/A         13.353    13.007        24
2016...... N/A           N/A         N/A         13.007    13.712        24
---------- ------      ------        --------    ------    ------       ---
LVIP SSGA Moderate Structured Allocation
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         10.758    11.469         3
2013...... 11.414      12.704          7         11.469    12.790       515
2014...... 12.704      13.230          7         12.790    13.347       449
2015...... 13.230      12.700          5         13.347    12.838       428
2016...... 12.700      13.692          5         12.838    13.869       374
---------- ------      ------        ---         ------    ------       ---
LVIP SSGA Moderately Aggressive Index Allocation
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         11.239    11.632         5
2013...... N/A           N/A         N/A         11.632    13.202         5
2014...... N/A           N/A         N/A         13.202    13.574        11
2015...... N/A           N/A         N/A         13.574    13.146         6
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
LVIP SSGA Moderately Aggressive Structured Allocation
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         10.882    10.569         3
2012...... N/A           N/A         N/A         10.569    11.639         5
2013...... N/A           N/A         N/A         11.639    13.251         7
2014...... N/A           N/A         N/A         13.251    13.791         7
2015...... N/A           N/A         N/A         13.791    13.158         7
2016...... N/A           N/A         N/A         13.158    14.370        22
---------- ------      ------        ---         ------    ------       ---
LVIP SSGA S&P 500 Index
2008...... N/A           N/A         N/A          8.821     6.231         7
2009...... N/A           N/A         N/A          6.231     7.767        26
2010...... N/A           N/A         N/A          7.767     8.809        48
2011...... N/A           N/A         N/A          8.809     8.870        60
2012...... N/A           N/A         N/A          8.870    10.140        58
2013...... 12.657      14.070          4         10.140    13.233       342
2014...... 14.070      15.746          4         13.233    14.838       283
2015...... 15.746      15.716          4         14.838    14.840       257
2016...... 15.716      17.329          5         14.840    16.395       220
---------- ------      ------        ---         ------    ------       ---
LVIP SSGA Small-Cap Index
2008...... N/A           N/A         N/A          8.450     5.996         4
2009...... N/A           N/A         N/A          5.996     7.470        10
2010...... N/A           N/A         N/A          7.470     9.319        16
2011...... N/A           N/A         N/A          9.319     8.792        18
2012...... N/A           N/A         N/A          8.792    10.073        17
2013...... 11.651      13.552          1*        10.073    13.733       176
2014...... 13.552      13.995          1*        13.733    14.210       154
2015...... 13.995      13.157          1*        14.210    13.385       143
2016...... 13.157      15.664          1*        13.385    15.969       126
---------- ------      ------        ---         ------    ------       ---
LVIP SSGA Small-Mid Cap 200
2008...... N/A           N/A         N/A         10.478     7.250         1*
2009...... N/A           N/A         N/A          7.250    10.870         2
2010...... N/A           N/A         N/A         10.870    13.728         6
2011...... N/A           N/A         N/A         13.728    13.271         8
2012...... N/A           N/A         N/A         13.271    14.933         7
2013...... N/A           N/A         N/A         14.933    19.855         6
2014...... N/A           N/A         N/A         19.855    20.472         7
2015...... N/A           N/A         N/A         20.472    18.853         6
2016...... N/A           N/A         N/A         18.853    24.245        12
---------- ------      ------        ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Moderate Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.690    10.560          1*        N/A        N/A        N/A
2012......    10.560    11.678         47         N/A        N/A        N/A
2013......    11.678    13.003         45         N/A        N/A        N/A
2014......    13.003    13.442         33         N/A        N/A        N/A
2015......    13.442    13.113         51         N/A        N/A        N/A
2016......    13.113    13.845         62         N/A        N/A        N/A
-----------   ------    ------       ----         --         ---        ---
LVIP SSGA Moderate Structured Allocation
2010......    10.491    10.593          4         N/A        N/A        N/A
2011......    10.593    10.518         28         N/A        N/A        N/A
2012......    10.518    11.511         30         N/A        N/A        N/A
2013......    11.511    12.856      1,749        11.539    12.900        57
2014......    12.856    13.436       1486        12.900    13.495        45
2015......    13.436    12.943       1335        13.495    13.013        51
2016......    12.943    14.003       1239        13.013    14.093        46
-----------   ------    ------      -----        ------    ------       ---
LVIP SSGA Moderately Aggressive Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.829    10.448          8         N/A        N/A        N/A
2012......    10.448    11.674          8         N/A        N/A        N/A
2013......    11.674    13.270         10         N/A        N/A        N/A
2014......    13.270    13.665         10         N/A        N/A        N/A
2015......    13.665    13.253         14         N/A        N/A        N/A
2016......    13.253    14.089         14         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP SSGA Moderately Aggressive Structured Allocation
2010......    10.761    10.889         10         N/A        N/A        N/A
2011......    10.889    10.592         10         N/A        N/A        N/A
2012......    10.592    11.681         14         N/A        N/A        N/A
2013......    11.681    13.319         29        11.709    13.364         1*
2014......    13.319    13.882         37        13.364    13.944         1*
2015......    13.882    13.265         58        13.944    13.338         1*
2016......    13.265    14.509        106         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP SSGA S&P 500 Index
2008......     9.637     6.251         27         9.228     6.264        16
2009......     6.251     7.803        153         6.264     7.827        33
2010......     7.803     8.864        189         7.827     8.900         6
2011......     8.864     8.938        212         8.900     8.984         6
2012......     8.938    10.234        231         8.984    10.296         8
2013......    10.234    13.375      1,130        10.296    13.470        41
2014......    13.375    15.020        910        13.470    15.142        30
2015......    15.020    15.044        774        15.142    15.182        24
2016......    15.044    16.646        704        15.182    16.815        24
-----------   ------    ------      -----        ------    ------       ---
LVIP SSGA Small-Cap Index
2008......     8.168     6.011          7         8.569     6.021         9
2009......     6.011     7.500         55         6.021     7.519        14
2010......     7.500     9.369         59         7.519     9.403         6
2011......     9.369     8.853         66         9.403     8.894         3
2012......     8.853    10.158         73         8.894    10.215         3
2013......    10.158    13.870        455        10.215    13.962        14
2014......    13.870    14.374        408        13.962    14.483         6
2015......    14.374    13.560        371        14.483    13.677         6
2016......    13.560    16.201        314        13.677    16.357         7
-----------   ------    ------      -----        ------    ------       ---
LVIP SSGA Small-Mid Cap 200
2008......     7.010     7.256          1*       11.096     7.259         1*
2009......     7.256    10.896         18         7.259    10.912         2
2010......    10.896    13.781         24        10.912    13.815         1*
2011......    13.781    13.342         25        13.815    13.388         1*
2012......    13.342    15.036         35        13.388    15.103         2
2013......    15.036    20.021         42        15.103    20.130         2
2014......    20.021    20.675         42        20.130    20.809         1*
2015......    20.675    19.068         37        20.809    19.211         1*
2016......    19.068    24.558         36        19.211    24.767         1*
-----------   ------    ------      -----        ------    ------       ---

                                      A-14

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------     --         ---        ---          --         ---        ---
LVIP T. Rowe Price Growth Stock
2008......     N/A        N/A        N/A          8.918     5.730         29
2009......     N/A        N/A        N/A          5.730     8.105         55
2010......     N/A        N/A        N/A          8.105     9.352         76
2011......     N/A        N/A        N/A          9.352     9.093         74
2012......     N/A        N/A        N/A          9.093    10.635         71
2013......     N/A        N/A        N/A         10.635    14.619         62
2014......     N/A        N/A        N/A         14.619    15.711         50
2015......     N/A        N/A        N/A         15.711    17.197         54
2016......     N/A        N/A        N/A         17.197    17.238         55
----------     --         ---        ---         ------    ------       ----
LVIP T. Rowe Price Structured Mid-Cap Growth
2008......    11.177     6.904         1*        10.528     6.314         32
2009......     6.904     9.968         1*         6.314     9.134         38
2010......     9.968    12.626         1*         9.134    11.593         41
2011......    12.626    11.974         1*        11.593    11.016         37
2012......    11.974    13.740         1*        11.016    12.666         33
2013......    13.740    18.272         1*        12.666    16.877         30
2014......    18.272    20.115         1*        16.877    18.617         27
2015......    20.115    20.262         1*        18.617    18.791         28
2016......    20.262    21.501         1*        18.791    19.980         28
----------    ------    ------       ---         ------    ------       ----
LVIP U.S. Growth Allocation Managed Risk
2015......     N/A        N/A        N/A          9.715     9.562          1*
2016......     N/A        N/A        N/A          9.562     9.838          1*
----------    ------    ------       ---         ------    ------       ----
LVIP Vanguard Domestic Equity ETF
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A         10.071    10.692          1*
2013......     N/A        N/A        N/A         10.692    13.796          2
2014......     N/A        N/A        N/A         13.796    15.303          3
2015......     N/A        N/A        N/A         15.303    15.082          3
2016......     N/A        N/A        N/A         15.082    16.719         17
----------    ------    ------       ---         ------    ------       ----
LVIP Vanguard International Equity ETF
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          9.239     9.885          3
2013......     N/A        N/A        N/A          9.885    11.213          5
2014......     N/A        N/A        N/A         11.213    10.570          5
2015......     N/A        N/A        N/A         10.570    10.142          5
2016......     N/A        N/A        N/A         10.142    10.398          6
----------    ------    ------       ---         ------    ------       ----
LVIP VIP Mid Cap Managed Volatility(11)
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ----
LVIP Wellington Capital Growth
2008......     9.366     6.188        16          9.415     6.208        141
2009......     6.188     8.233        30          6.208     8.276      1,286
2010......     8.233     9.663        53          8.276     9.733      2,939
2011......     9.663     8.674        50          9.733     8.754      3,193
2012......     8.674    10.189        46          8.754    10.304      3,003
2013......    10.189    13.672        40         10.304    13.854      2,544
2014......    13.672    15.023        37         13.854    15.253       2205
2015......    15.023    16.218        34         15.253    16.500       1921
2016......    16.218    16.017        32         16.500    16.328       1831
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......    10.231    11.305          1*        N/A        N/A        N/A
-----------   ------    ------       ----         --         ---        ---
LVIP T. Rowe Price Growth Stock
2008......     9.454     5.744         72         8.884     5.753         6
2009......     5.744     8.137        122         5.753     8.158         6
2010......     8.137     9.403        205         8.158     9.437         7
2011......     9.403     9.156        206         9.437     9.199        16
2012......     9.156    10.725        157         9.199    10.785        27
2013......    10.725    14.765        157        10.785    14.863        22
2014......    14.765    15.891        140        14.863    16.013        20
2015......    15.891    17.421        142        16.013    17.572        22
2016......    17.421    17.488        144        17.572    17.658        13
-----------   ------    ------       ----        ------    ------       ---
LVIP T. Rowe Price Structured Mid-Cap Growth
2008......    10.256     6.334         34         7.388     6.348         1*
2009......     6.334     9.177         82         6.348     9.206        12
2010......     9.177    11.664        159         9.206    11.713         9
2011......    11.664    11.100        150        11.713    11.158         4
2012......    11.100    12.782        137        11.158    12.861         4
2013......    12.782    17.058        123        12.861    17.181         4
2014......    17.058    18.844        109        17.181    18.999         3
2015......    18.844    19.049         97        18.999    19.224         3
2016......    19.049    20.284        100        19.224    20.492         3
-----------   ------    ------       ----        ------    ------       ---
LVIP U.S. Growth Allocation Managed Risk
2015......     9.841     9.572         27         N/A        N/A        N/A
2016......     9.572     9.863         52         9.129     9.879         2
-----------   ------    ------       ----        ------    ------       ---
LVIP Vanguard Domestic Equity ETF
2011......     9.068     9.400          2         N/A        N/A        N/A
2012......     9.400    10.718         19        10.269    10.735         1*
2013......    10.718    13.850         20        10.735    13.887         2
2014......    13.850    15.387         23        13.887    15.443         1*
2015......    15.387    15.187         18        15.443    15.257         1*
2016......    15.187    16.861         20        15.257    16.956         1*
-----------   ------    ------       ----        ------    ------       ---
LVIP Vanguard International Equity ETF
2011......     8.884     8.387          4         N/A        N/A        N/A
2012......     8.387     9.909         11         N/A        N/A        N/A
2013......     9.909    11.258         13         N/A        N/A        N/A
2014......    11.258    10.628         23        11.287    10.667         3
2015......    10.628    10.212         21         N/A        N/A        N/A
2016......    10.212    10.486         27         N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
LVIP VIP Mid Cap Managed Volatility(11)
2014......     N/A        N/A        N/A          9.364    10.190         3
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
LVIP Wellington Capital Growth
2008......     9.425     6.223        549         9.471     6.233        22
2009......     6.223     8.309      3,837         6.233     8.331        79
2010......     8.309     9.786      8,448         8.331     9.821       157
2011......     9.786     8.815      9,144         9.821     8.856       168
2012......     8.815    10.392      8,420         8.856    10.450       154
2013......    10.392    13.992      6,954        10.450    14.085       133
2014......    13.992    15.429       5624        14.085    15.546       121
2015......    15.429    16.714       4594        15.546    16.859        98
2016......    16.714    16.565       4295        16.859    16.725        88
-----------   ------    ------      -----        ------    ------       ---

                                      A-15

                        with EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Wellington Mid-Cap Value
2008......     N/A        N/A        N/A          8.244     5.085        34
2009......     N/A        N/A        N/A          5.085     7.161        72
2010......     N/A        N/A        N/A          7.161     8.771       102
2011......     N/A        N/A        N/A          8.771     7.862       104
2012......     N/A        N/A        N/A          7.862     9.647        96
2013......     N/A        N/A        N/A          9.647    12.794        88
2014......     N/A        N/A        N/A         12.794    13.696        84
2015......     N/A        N/A        N/A         13.696    13.334        81
2016......     N/A        N/A        N/A         13.334    14.904        80
----------     --         ---        ---         ------    ------       ---
MFS (Reg. TM) VIT Growth
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     N/A        N/A        N/A          N/A        N/A        N/A
2010......     N/A        N/A        N/A          8.635     9.844        20
2011......     N/A        N/A        N/A          9.844     9.701        23
2012......     N/A        N/A        N/A          9.701    11.256        24
2013......     N/A        N/A        N/A         11.256    15.226        21
2014......     N/A        N/A        N/A         15.226    16.400        28
2015......    16.954    17.180         1*        16.400    17.440        29
2016......    17.180    17.362         1*        17.440    17.660        33
----------    ------    ------       ---         ------    ------       ---
MFS (Reg. TM) VIT Total Return(9)
2008......    10.367     8.481         5         10.039     8.044       126
2009......     8.481     9.875         5          8.044     9.385       310
2010......     9.875    10.708         7          9.385    10.197       560
2011......    10.708    10.758         7         10.197    10.266       576
2012......    10.758    11.804         7         10.266    11.286       556
2013......    11.804    13.097         7         11.286    12.532       557
----------    ------    ------       ---         ------    ------       ---
MFS (Reg. TM) VIT Total Return
2016......     N/A        N/A        N/A         14.875    15.137        29
----------    ------    ------       ---         ------    ------       ---
MFS (Reg. TM) VIT Utilities
2008......    14.240     8.891         5         11.929     8.093        68
2009......     8.891    11.684         5          8.093    10.657       106
2010......    11.684    13.118         7         10.657    11.988       136
2011......    13.118    13.818         6         11.988    12.654       130
2012......    13.818    15.473         9         12.654    14.197       128
2013......    15.473    18.397         9         14.197    16.914       122
2014......    18.397    20.464         8         16.914    18.852       115
2015......    20.464    17.253         8         18.852    15.926       114
2016......    17.253    18.982         5         15.926    17.557       109
----------    ------    ------       ---         ------    ------       ---
PIMCO VIT CommodityRealReturn Strategy
2009......     N/A        N/A        N/A         10.887    12.557         1*
2010......     N/A        N/A        N/A         12.557    15.462        12
2011......     N/A        N/A        N/A         15.462    14.168        13
2012......     N/A        N/A        N/A         14.168    14.760        13
2013......     N/A        N/A        N/A         14.760    12.475        11
2014......     N/A        N/A        N/A         12.475    10.062        11
2015......     N/A        N/A        N/A         10.062     7.412        13
2016......     N/A        N/A        N/A          7.412     8.439        12
----------    ------    ------       ---         ------    ------       ---
Templeton Global Bond VIP
2008......    12.164    12.022        15         11.531    11.850       427
2009......    12.022    14.112        22         11.850    13.938       986
2010......    14.112    15.974        17         13.938    15.809       929
2011......    15.974    15.662        17         15.809    15.531       833
2012......    15.662    17.824        14         15.531    17.711       746
2013......    17.824    17.916        14         17.711    17.838       749
2014......    17.916    18.045        14         17.838    18.002       700
2015......    18.045    17.079        12         18.002    17.073       649
2016......    17.079    17.389        12         17.073    17.417       622
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Wellington Mid-Cap Value
2008......     8.253     5.098         59         8.194     5.106        13
2009......     5.098     7.189        144         5.106     7.208        12
2010......     7.189     8.818        196         7.208     8.850        20
2011......     8.818     7.917        205         8.850     7.953        13
2012......     7.917     9.729        183         7.953     9.784        11
2013......     9.729    12.921        159         9.784    13.007        10
2014......    12.921    13.853        147        13.007    13.959         5
2015......    13.853    13.508        139        13.959    13.625         4
2016......    13.508    15.121        141        13.625    15.267         5
-----------   ------    ------        ---        ------    ------        --
MFS (Reg. TM) VIT Growth
2008......     N/A        N/A        N/A          N/A        N/A        N/A
2009......     6.152     8.655          5         N/A        N/A        N/A
2010......     8.655     9.881         30         8.668     9.906         3
2011......     9.881     9.752         55         9.906     9.787         3
2012......     9.752    11.332         62         9.787    11.384         1*
2013......    11.332    15.352         77        11.384    15.438         4
2014......    15.352    16.561        113        15.438    16.670         8
2015......    16.561    17.637        107        16.670    17.771         8
2016......    17.637    17.887        118        17.771    18.040        10
-----------   ------    ------       ----        ------    ------       ---
MFS (Reg. TM) VIT Total Return(9)
2008......     9.970     8.070        534        10.070     8.087        54
2009......     8.070     9.429      1,334         8.087     9.458        70
2010......     9.429    10.260      2,003         9.458    10.302        77
2011......    10.260    10.345      1,956        10.302    10.398        79
2012......    10.345    11.390      1,879        10.398    11.460        63
2013......    11.390    12.654      1,778        11.460    12.737        56
-----------   ------    ------      -----        ------    ------       ---
MFS (Reg. TM) VIT Total Return
2016......    14.226    15.364         27         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
MFS (Reg. TM) VIT Utilities
2008......    11.797     8.119        247        12.301     8.136        40
2009......     8.119    10.707        375         8.136    10.740        30
2010......    10.707    12.063        449        10.740    12.112        27
2011......    12.063    12.751        435        12.112    12.817        21
2012......    12.751    14.328        380        12.817    14.416        19
2013......    14.328    17.096        333        14.416    17.218        19
2014......    17.096    19.084        281        17.218    19.239        14
2015......    19.084    16.146        264        19.239    16.294        12
2016......    16.146    17.826        241        16.294    18.007         7
-----------   ------    ------      -----        ------    ------       ---
PIMCO VIT CommodityRealReturn Strategy
2009......    11.195    12.569          5        11.659    12.578         1*
2010......    12.569    15.500         39        12.578    15.526         2
2011......    15.500    14.224         21        15.526    14.262         1*
2012......    14.224    14.841         23        14.262    14.895         1*
2013......    14.841    12.562         17        14.895    12.621         1*
2014......    12.562    10.147         12        12.621    10.204         1*
2015......    10.147     7.486         10        10.204     7.537         2
2016......     7.486     8.536          8         7.537     8.601         2
-----------   ------    ------      -----        ------    ------       ---
Templeton Global Bond VIP
2008......    11.397    11.888      1,930        11.564    11.913       117
2009......    11.888    14.003      4,570        11.913    14.047       169
2010......    14.003    15.907      4,059        14.047    15.972       176
2011......    15.907    15.650      3,612        15.972    15.730       150
2012......    15.650    17.874      3,253        15.730    17.983       140
2013......    17.874    18.029      3,199        17.983    18.158       140
2014......    18.029    18.222       2777        18.158    18.371       126
2015......    18.222    17.308       2409        18.371    17.466       107
2016......    17.308    17.683       2261        17.466    17.863        94
-----------   ------    ------      -----        ------    ------       ---

*     The numbers of accumulation units less than 500 were rounded up to one.

**    This table reflects the accumulation unit values and the number of accumulation units for both the ChoicePlus Assurance A Share and
      ChoicePlus Assurance A Class.

                                      A-16

(1)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA S&P 500 Index Fund Subaccount.

(2)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP Mondrian International Value Fund Subaccount.

(3)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP BlackRock Inflation Protected Bond Fund Subaccount.

(4)   Effective October 9, 2010, the Delaware VIP (Reg. TM) Trend Series was
      reorganized into the Delaware VIP (Reg. TM) Smid Cap Growth Series. The values in the table for periods prior to the date of the reorganization reflect investments in the Delaware VIP (Reg. TM) Trend Series.

(5)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA International Index Fund Subaccount.

(6)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Small-Cap Index Fund Subaccount.

(7)   Effective June 15, 2009, the LVIP UBS Global Asset Allocation Fund was
      reorganized into the LVIP Delaware Foundation Aggressive Allocation Fund.
      The values in the table for periods prior to the date of the reorganization reflect investments in the LVIP UBS Global Asset
      Allocation Fund.

(8)   Effective July 30, 2010, the LVIP Wilshire Aggressive Profile Fund was
      restructured into the LVIP SSGA Global Tactical Allocation Managed
      Volatility Fund. The values in the table for periods prior to the date of the restructuring reflect investments in the LVIP Wilshire Aggressive
      Profile Fund.

(9)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Moderate Structured Allocation Fund Subaccount.

(10)  On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP SSGA International Managed Volatility Fund Subaccount.

(11)  On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP Blended Mid Cap Managed Volatility Fund Subaccount.

                                      A-17

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix B - Condensed Financial Information

Accumulation Unit Values
The following information relates to Accumulation Unit values and number of
Accumulation Units for contracts purchased on or after November 15, 2010 for funds available in the periods ended December 31. It should be read along with the VAA's financial statement and notes which are included in the SAI.**

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

AB VPS Global Thematic Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.955     8.302         6
2012......     N/A        N/A        N/A          8.302     9.303        10
2013......     N/A        N/A        N/A          9.303    11.317         5
2014......    12.574    13.145         1*        11.317    11.737         5
2015......     N/A        N/A        N/A         11.737    11.922         9
2016......     N/A        N/A        N/A         11.922    11.694         8
----------    ------    ------       ---         ------    ------       ---
AB VPS Growth and Income(1)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          8.298     8.710        21
2012......     N/A        N/A        N/A          8.710    10.105        20
2013......     N/A        N/A        N/A         10.105    11.837        22
----------    ------    ------       ---         ------    ------       ---
AB VPS International Value(2)
2010......     N/A        N/A        N/A          6.942     7.099        17
2011......     7.808     6.212        20          7.099     5.659       751
2012......     6.212     7.006        20          5.659     6.395       752
2013......     7.006     7.721        20          6.395     7.053       717
----------    ------    ------       ---         ------    ------       ---
AB VPS Small/Mid Cap Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         11.378    10.288        32
2012......     N/A        N/A        N/A         10.288    12.061        41
2013......     N/A        N/A        N/A         12.061    16.427        48
2014......    20.896    20.795         4         16.427    17.709        52
2015......    20.795    19.367         6         17.709    16.527        47
2016......    19.367    23.869         3         16.527    20.409        44
----------    ------    ------       ---         ------    ------       ---
American Century VP Balanced
2016......     N/A        N/A        N/A         10.350    10.427        13
----------    ------    ------       ---         ------    ------       ---
American Funds Global Growth
2010......     N/A        N/A        N/A         10.946    11.135         2
2011......    14.554    13.096         2         11.135    10.040       108
2012......    13.096    15.851         3         10.040    12.176       134
2013......    15.851    20.222         3         12.176    15.565       151
2014......    20.222    20.433         7         15.565    15.758       164
2015......    20.433    21.579         9         15.758    16.676       170
2016......    21.579    21.443        17         16.676    16.604       182
----------    ------    ------       ---         ------    ------       ---
American Funds Global Small Capitalization
2010......     N/A        N/A        N/A         10.970    11.101        14
2011......    15.631    12.481        15         11.101     8.882       782
2012......    12.481    14.567        17          8.882    10.387       946
2013......    14.567    18.454        18         10.387    13.185       880
2014......    18.454    18.612        25         13.185    13.324       941
2015......    18.612    18.429        26         13.324    13.220       915
2016......    18.429    18.582        26         13.220    13.356       873
----------    ------    ------       ---         ------    ------       ---
American Funds Growth
2010......     N/A        N/A        N/A          9.863    10.052         4
2011......    12.130    11.467         7         10.052     9.521       308
2012......    11.467    13.350         6          9.521    11.108       350
2013......    13.350    17.153         5         11.108    14.300       324
2014......    17.153    18.382         7         14.300    15.355       328
2015......    18.382    19.398        17         15.355    16.237       323
2016......    19.398    20.975        15         16.237    17.592       319
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

AB VPS Global Thematic Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.294     9.340         12         N/A        N/A        N/A
2012......     9.340    10.493         16         N/A        N/A        N/A
2013......    10.493    12.796         16         N/A        N/A        N/A
2014......    12.796    13.304         18         N/A        N/A        N/A
2015......    13.304    13.547         18         N/A        N/A        N/A
2016......    13.547    13.322         15         N/A        N/A        N/A
-----------   ------    ------       ----         --         ---        ---
AB VPS Growth and Income(1)
2010......    10.969    11.194          1*        N/A        N/A        N/A
2011......    11.194    11.779         50         N/A        N/A        N/A
2012......    11.779    13.700         42         N/A        N/A        N/A
2013......    13.700    16.063         41         N/A        N/A        N/A
-----------   ------    ------       ----         --         ---        ---
AB VPS International Value(2)
2010......    11.346    11.581         42         7.183     7.187         1*
2011......    11.581     9.255      1,684         7.187     5.747        13
2012......     9.255    10.485      1,666         5.747     6.514        12
2013......    10.485    11.575      1,570         6.514     7.192        12
-----------   ------    ------      -----         -----     -----       ---
AB VPS Small/Mid Cap Value
2010......    11.140    11.131          2         N/A        N/A        N/A
2011......    11.131    10.090         44        11.519    10.447         1*
2012......    10.090    11.859         55        10.447    12.284         1*
2013......    11.859    16.192         69        12.284    16.781         1*
2014......    16.192    17.500         64        16.781    18.145         1*
2015......    17.500    16.372         54        18.145    16.984         1*
2016......    16.372    20.268         57        16.984    21.037         1*
-----------   ------    ------      -----        ------    ------       ---
American Century VP Balanced
2016......    10.100    10.444          7         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
American Funds Global Growth
2010......    11.511    11.739          8         N/A        N/A        N/A
2011......    11.739    10.611        353        11.273    10.195         3
2012......    10.611    12.901        465        10.195    12.402         5
2013......    12.901    16.532        460        12.402    15.900         6
2014......    16.532    16.780        494        15.900    16.147         8
2015......    16.780    17.801        475        16.147    17.138        13
2016......    17.801    17.769        494        17.138    17.115        12
-----------   ------    ------      -----        ------    ------       ---
American Funds Global Small Capitalization
2010......    11.764    11.951         48        11.181    11.239         1*
2011......    11.951     9.586      2,854        11.239     9.019        19
2012......     9.586    11.239      3,588         9.019    10.579        25
2013......    11.239    14.302      3,268        10.579    13.469        45
2014......    14.302    14.489       3313        13.469    13.652        50
2015......    14.489    14.412       3096        13.652    13.586        47
2016......    14.412    14.597       2948        13.586    13.768        47
-----------   ------    ------      -----        ------    ------       ---
American Funds Growth
2010......    11.322    11.593         39        10.186    10.177         1*
2011......    11.593    11.008      1,096        10.177     9.669         6
2012......    11.008    12.874      1,257         9.669    11.313         6
2013......    12.874    16.617      1,144        11.313    14.609         9
2014......    16.617    17.887       1128        14.609    15.733         9
2015......    17.887    18.961       1005        15.733    16.687        15
2016......    18.961    20.595        984        16.687    18.133        14
-----------   ------    ------      -----        ------    ------       ---

                                      B-1

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

American Funds Growth-Income
2010...... N/A           N/A         N/A          8.968     9.195         28
2011...... 10.937      10.604         23          9.195     8.932      1,601
2012...... 10.604      12.303         33          8.932    10.384      2,041
2013...... 12.303      16.220         37         10.384    13.718      1,962
2014...... 16.220      17.722         53         13.718    15.019       2011
2015...... 17.722      17.757         56         15.019    15.078       1966
2016...... 17.757      19.557         56         15.078    16.640       1878
---------- ------      ------        ---         ------    ------      -----
American Funds International
2010...... N/A           N/A         N/A         10.500    10.681          2
2011...... 14.352      12.194          3         10.681     9.093        381
2012...... 12.194      14.199          7          9.093    10.610        701
2013...... 14.199      17.057         14         10.610    12.770        849
2014...... 17.057      16.398         27         12.770    12.301       1044
2015...... 16.398      15.461         33         12.301    11.622       1087
2016...... 15.461      15.808         29         11.622    11.907       1045
---------- ------      ------        ---         ------    ------      -----
BlackRock Global Allocation V.I.
2010...... N/A           N/A         N/A         12.512    12.613          2
2011...... 12.572      11.964          4         12.613    12.026        168
2012...... 11.964      12.993          3         12.026    13.087        175
2013...... 12.993      14.681          2         13.087    14.817        164
2014...... 14.681      14.779         12         14.817    14.946        165
2015...... 14.779      14.449         25         14.946    14.642        159
2016...... 14.449      14.813         15         14.642    15.040        152
---------- ------      ------        ---         ------    ------      -----
ClearBridge Variable Mid Cap
2014...... N/A           N/A         N/A         10.257    10.580          1*
2015...... N/A           N/A         N/A         10.580    10.677          3
2016...... N/A           N/A         N/A         10.677    11.528          3
---------- ------      ------        ---         ------    ------      -----
Delaware VIP Diversified Income
2010...... N/A           N/A         N/A         13.454    13.505         12
2011...... 13.882      14.553         13         13.505    14.186        575
2012...... 14.553      15.361         15         14.186    15.003        702
2013...... 15.361      14.954         15         15.003    14.635        781
2014...... 14.954      15.504         18         14.635    15.204        768
2015...... 15.504      15.107         18         15.204    14.844        753
2016...... 15.107      15.409         27         14.844    15.171        765
---------- ------      ------        ---         ------    ------      -----
Delaware VIP Emerging Markets
2010...... N/A           N/A         N/A         11.479    11.844          1*
2011...... N/A           N/A         N/A         11.844     9.376        102
2012...... 16.947      17.992          1*         9.376    10.595        121
2013...... 17.992      19.521          1*        10.595    11.518        117
2014...... 19.521      17.685          1*        11.518    10.455        113
2015...... 17.685      14.885          2         10.455     8.817        119
2016...... 14.885      16.711          2          8.817     9.919        104
---------- ------      ------        ---         ------    ------      -----
Delaware VIP Limited-Term Diversified Income
2010...... N/A           N/A         N/A         11.707    11.702         32
2011...... 11.852      12.004         53         11.702    11.876      1,711
2012...... 12.004      12.154         59         11.876    12.049      2,260
2013...... 12.154      11.843         66         12.049    11.765      2,610
2014...... 11.843      11.865         82         11.765    11.810       2757
2015...... 11.865      11.792         86         11.810    11.760       2694
2016...... 11.792      11.847         94         11.760    11.839       2552
---------- ------      ------        ---         ------    ------      -----
Delaware VIP REIT
2010...... N/A           N/A         N/A          8.428     8.410          1*
2011...... N/A           N/A         N/A          8.410     9.206         19
2012...... N/A           N/A         N/A          9.206    10.623         23
2013...... N/A           N/A         N/A         10.623    10.714         29
2014...... N/A           N/A         N/A         10.714    13.689         25
2015...... 19.302      18.548          1*        13.689    14.024         26
2016...... 18.548      19.346          4         14.024    14.656         29
---------- ------      ------        ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

American Funds Growth-Income
2010......    10.791    11.066          98        9.320     9.309         1*
2011......    11.066    10.777       4,884        9.309     9.070        33
2012......    10.777    12.560       6,554        9.070    10.576       117
2013......    12.560    16.634       6,027       10.576    14.014        87
2014......    16.634    18.256        5722       14.014    15.389        94
2015......    18.256    18.374        5418       15.389    15.496       112
2016......    18.374    20.328        4965       15.496    17.152       107
-----------   ------    ------       -----       ------    ------       ---
American Funds International
2010......    11.697    11.855           4        N/A        N/A        N/A
2011......    11.855    10.118       1,594       10.814     9.234        18
2012......    10.118    11.835       3,075        9.234    10.806        33
2013......    11.835    14.280       3,329       10.806    13.046        80
2014......    14.280    13.791        3622       13.046    12.605        92
2015......    13.791    13.062        3654       12.605    11.944        97
2016......    13.062    13.415        3513       11.944    12.274        98
-----------   ------    ------       -----       ------    ------       ---
BlackRock Global Allocation V.I.
2010......    10.818    11.045          10        N/A        N/A        N/A
2011......    11.045    10.558         798       12.674    12.121         3
2012......    10.558    11.518         920       12.121    13.230         5
2013......    11.518    13.073         969       13.230    15.024         4
2014......    13.073    13.220         975       15.024    15.200         6
2015......    13.220    12.983         922       15.200    14.935         9
2016......    12.983    13.370         917       14.935    15.388         9
-----------   ------    ------       -----       ------    ------       ---
ClearBridge Variable Mid Cap
2014......    10.024    10.597           6        N/A        N/A        N/A
2015......    10.597    10.721          39        N/A        N/A        N/A
2016......    10.721    11.605           6        9.989    11.620         1*
-----------   ------    ------       -----       ------    ------       ---
Delaware VIP Diversified Income
2010......    10.269    10.337          63       13.624    13.672         1*
2011......    10.337    10.886       3,003       13.672    14.405        16
2012......    10.886    11.542       3,969       14.405    15.280        24
2013......    11.542    11.287       4,353       15.280    14.951        31
2014......    11.287    11.755        4233       14.951    15.578        32
2015......    11.755    11.505        4023       15.578    15.255        30
2016......    11.505    11.788        3907       15.255    15.638        29
-----------   ------    ------       -----       ------    ------       ---
Delaware VIP Emerging Markets
2010......    12.011    12.427           4        N/A        N/A        N/A
2011......    12.427     9.862         549       11.973     9.507         4
2012......     9.862    11.171         722        9.507    10.775         6
2013......    11.171    12.175         702       10.775    11.748         7
2014......    12.175    11.080         734       11.748    10.697         9
2015......    11.080     9.367         757       10.697     9.048        10
2016......     9.367    10.564         689        9.048    10.209        10
-----------   ------    ------       -----       ------    ------       ---
Delaware VIP Limited-Term Diversified Income
2010......    10.154    10.162         154       11.834    11.848         1*
2011......    10.162    10.339       7,723       11.848    12.060        42
2012......    10.339    10.515      11,091       12.060    12.272       127
2013......    10.515    10.293      12,533       12.272    12.018       158
2014......    10.293    10.358       12691       12.018    12.101       167
2015......    10.358    10.340       12129       12.101    12.086       155
2016......    10.340    10.436       11581       12.086    12.204       154
-----------   ------    ------      ------       ------    ------       ---
Delaware VIP REIT
2010......     N/A        N/A        N/A          8.533     8.515         1*
2011......    11.046    12.121          23        8.515     9.348         1*
2012......    12.121    14.022          43        9.348    10.820         2
2013......    14.022    14.178          50       10.820    10.945        60
2014......    14.178    18.160          44       10.945    14.027        60
2015......    18.160    18.650          41       14.027    14.413        60
2016......    18.650    19.541          54       14.413    15.108        61
-----------   ------    ------      ------       ------    ------       ---

                                      B-2

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Small Cap Value
2010...... N/A           N/A         N/A         11.665    11.724         1*
2011...... N/A           N/A         N/A         11.724    11.417        63
2012...... 14.032      14.488          2         11.417    12.838        73
2013...... 14.488      19.055          1*        12.838    16.918        69
2014...... 19.055      19.875          3         16.918    17.682        62
2015...... 19.875      18.360          4         17.682    16.367        58
2016...... 18.360      23.768          1*        16.367    21.230        51
---------- ------      ------        ---         ------    ------        --
Delaware VIP Smid Cap Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         11.571    12.354        10
2012...... N/A           N/A         N/A         12.354    13.535        17
2013...... N/A           N/A         N/A         13.535    18.881        20
2014...... 21.050      23.180          2         18.881    19.220        24
2015...... 23.180      24.565          3         19.220    20.410        22
2016...... 24.565      26.204          2         20.410    21.815        23
---------- ------      ------        ---         ------    ------       ---
Delaware VIP U.S. Growth
2010...... N/A           N/A         N/A          9.939     9.982        18
2011...... 10.417      11.059         19          9.982    10.618       806
2012...... 11.059      12.664         20         10.618    12.184       936
2013...... 12.664      16.815         24         12.184    16.209       881
2014...... 16.815      18.679         28         16.209    18.043       863
2015...... 18.679      19.384         30         18.043    18.761       818
2016...... 19.384      18.091         30         18.761    17.545       799
---------- ------      ------        ---         ------    ------       ---
Delaware VIP Value
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          8.591     9.288        31
2012...... N/A           N/A         N/A          9.288    10.518        39
2013...... N/A           N/A         N/A         10.518    13.882        36
2014...... N/A           N/A         N/A         13.882    15.619        31
2015...... N/A           N/A         N/A         15.619    15.357        37
2016...... 18.717      21.084          1*        15.357    17.373        42
---------- ------      ------        ---         ------    ------       ---
Deutsche Alternative Asset Allocation VIP
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         12.881    13.271         1*
2013...... N/A           N/A         N/A         13.271    13.231         5
2014...... N/A           N/A         N/A         13.231    13.517         1*
2015...... N/A           N/A         N/A         13.517    12.501         1*
2016...... N/A           N/A         N/A         12.501    12.987         1*
---------- ------      ------        ---         ------    ------       ---
Fidelity VIP Contrafund
2010...... N/A           N/A         N/A         10.112    10.258         3
2011...... 12.548      12.047          2         10.258     9.869       195
2012...... 12.047      13.817          5          9.869    11.342       250
2013...... 13.817      17.870          4         11.342    14.697       257
2014...... 17.870      19.704          9         14.697    16.239       241
2015...... 19.704      19.540         14         16.239    16.136       228
2016...... 19.540      20.789          7         16.136    17.202       220
---------- ------      ------        ---         ------    ------       ---
Fidelity VIP Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         10.012     9.905         2
2012...... N/A           N/A         N/A          9.905    11.213        11
2013...... N/A           N/A         N/A         11.213    15.090        12
2014...... N/A           N/A         N/A         15.090    16.577        15
2015...... N/A           N/A         N/A         16.577    17.536        19
2016...... 17.655      19.406          3         17.536    17.449        18
---------- ------      ------        ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Small Cap Value
2010......   11.603    11.757           2        N/A        N/A         N/A
2011......   11.757    11.477         375       11.813    11.538          2
2012......   11.477    12.938         458       11.538    13.014          6
2013......   12.938    17.093         389       13.014    17.201          6
2014......   17.093    17.909         380       17.201    18.031          7
2015......   17.909    16.618         326       18.031    16.740          6
2016......   16.618    21.611         307       16.740    21.780          6
-----------  ------    ------         ---       ------    ------        ---
Delaware VIP Smid Cap Growth
2010......    N/A        N/A         N/A         N/A        N/A         N/A
2011......   12.217    13.077          55        N/A        N/A         N/A
2012......   13.077    14.362          93       13.398    13.785          1*
2013......   14.362    20.086          84       13.785    19.288          1*
2014......   20.086    20.498          74       19.288    19.693          1*
2015......   20.498    21.821          69       19.693    20.975          1*
2016......   21.821    23.382          73       20.975    22.487          1*
-----------  ------    ------        ----       ------    ------        ---
Delaware VIP U.S. Growth
2010......   11.510    11.475          61       10.169    10.105          1*
2011......   11.475    12.238       2,695       10.105    10.782         18
2012......   12.238    14.078       3,278       10.782    12.409         26
2013......   14.078    18.776       2,994       12.409    16.559         41
2014......   18.776    20.952        2747       16.559    18.487         44
2015......   20.952    21.840        2484       18.487    19.281         41
2016......   21.840    20.476        2436       19.281    18.085         42
-----------  ------    ------       -----       ------    ------        ---
Delaware VIP Value
2010......   11.298    11.318           2        N/A        N/A         N/A
2011......   11.318    12.267          16        N/A        N/A         N/A
2012......   12.267    13.926          26       10.429    10.713          1*
2013......   13.926    18.426          32       10.713    14.182          1*
2014......   18.426    20.783          34       14.182    16.004          1*
2015......   20.783    20.486          30       16.004    15.783          1*
2016......   20.486    23.233          37       15.783    17.908          1*
-----------  ------    ------       -----       ------    ------        ---
Deutsche Alternative Asset Allocation VIP
2010......    N/A        N/A         N/A         N/A        N/A         N/A
2011......   11.106    10.674           2        N/A        N/A         N/A
2012......   10.674    11.580           3        N/A        N/A         N/A
2013......   11.580    11.574           9        N/A        N/A         N/A
2014......   11.574    11.854           8       13.681    13.746          1*
2015......   11.854    10.990           5        N/A        N/A         N/A
2016......   10.990    11.446           5        N/A        N/A         N/A
-----------  ------    ------       -----       ------    ------        ---
Fidelity VIP Contrafund
2010......   11.040    11.376          14        N/A        N/A         N/A
2011......   11.376    10.971         914       10.386    10.021          7
2012......   10.971    12.640       1,152       10.021    11.552         32
2013......   12.640    16.421       1,050       11.552    15.015          7
2014......   16.421    18.189         964       15.015    16.639          8
2015......   18.189    18.119         892       16.639    16.584          6
2016......   18.119    19.364         866       16.584    17.732          7
-----------  ------    ------       -----       ------    ------        ---
Fidelity VIP Growth
2010......    N/A        N/A         N/A         N/A        N/A         N/A
2011......   11.809    11.711          14        N/A        N/A         N/A
2012......   11.711    13.291          25        N/A        N/A         N/A
2013......   13.291    17.932          25        N/A        N/A         N/A
2014......   17.932    19.748          32        N/A        N/A         N/A
2015......   19.748    20.944          35        N/A        N/A         N/A
2016......   20.944    20.891          37       16.811    17.986          1*
-----------  ------    ------       -----       ------    ------        ---

                                      B-3

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Fidelity VIP Mid Cap
2010......     N/A        N/A        N/A         12.152    12.147          3
2011......    15.320    13.487         1*        12.147    10.715        165
2012......    13.487    15.259         4         10.715    12.147        213
2013......    15.259    20.476         5         12.147    16.332        215
2014......    20.476    21.441         6         16.332    17.137        231
2015......    21.441    20.830         7         17.137    16.681        221
2016......    20.830    23.024        13         16.681    18.475        200
----------    ------    ------       ---         ------    ------        ---
Fidelity VIP Overseas(3)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          9.486     7.759          4
2012......     N/A        N/A        N/A          7.759     9.243          3
2013......     N/A        N/A        N/A          9.243    10.338          8
----------    ------    ------       ---         ------    ------       ----
Franklin Income VIP
2010......     N/A        N/A        N/A         10.693    10.899          5
2011......    11.932    12.065         7         10.899    11.043        205
2012......    12.065    13.423         6         11.043    12.310        253
2013......    13.423    15.104         5         12.310    13.880        270
2014......    15.104    15.605        15         13.880    14.369        292
2015......    15.605    14.324        22         14.369    13.215        298
2016......    14.324    16.130        12         13.215    14.911        274
----------    ------    ------       ---         ------    ------       ----
Franklin Mutual Shares VIP
2010......     N/A        N/A        N/A          8.727     8.968         24
2011......     9.800     9.577        29          8.968     8.782      1,527
2012......     9.577    10.805        37          8.782     9.928      1,819
2013......    10.805    13.687        40          9.928    12.601      1,721
2014......    13.687    14.479        53         12.601    13.357       1726
2015......    14.479    13.594        56         13.357    12.565       1702
2016......    13.594    15.581        53         12.565    14.431       1519
----------    ------    ------       ---         ------    ------      -----
FTVIPT Franklin Small-Mid Cap Growth Securities(4)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    13.121    12.332         2         11.101    10.454         31
2012......    12.332    13.500         2         10.454    11.467         31
2013......    13.500    15.755         2         11.467    13.393         28
----------    ------    ------       ---         ------    ------      -----
Invesco V.I. International Growth
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A         10.141     9.296          7
2016......     9.485     9.086         1*         9.296     9.135          8
----------    ------    ------       ---         ------    ------      -----
JPMorgan Insurance Trust Global Allocation
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP American Century Select Mid Cap Managed Volatility
2014......     N/A        N/A        N/A         10.227    11.258          1*
2015......     N/A        N/A        N/A         11.258    10.668          5
2016......     N/A        N/A        N/A         10.668    12.397          4
----------    ------    ------       ---         ------    ------      -----
LVIP American Global Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP American Global Small Capitalization
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Fidelity VIP Mid Cap
2010......    11.783    11.862         10         N/A        N/A        N/A
2011......    11.862    10.490        682        12.297    10.881         3
2012......    10.490    11.922        900        10.881    12.372        16
2013......    11.922    16.069        813        12.372    16.685         6
2014......    16.069    16.903        809        16.685    17.559         7
2015......    16.903    16.495        738        17.559    17.144         7
2016......    16.495    18.315        713        17.144    19.044         7
-----------   ------    ------        ---        ------    ------       ---
Fidelity VIP Overseas(3)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.298    10.085         16         N/A        N/A        N/A
2012......    10.085    12.043         15         N/A        N/A        N/A
2013......    12.043    13.482         14         N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
Franklin Income VIP
2010......    10.709    10.948         15         N/A        N/A        N/A
2011......    10.948    11.119        726        11.035    11.213         3
2012......    11.119    12.426        908        11.213    12.538         3
2013......    12.426    14.046        867        12.538    14.179         3
2014......    14.046    14.577        845        14.179    14.722         3
2015......    14.577    13.441        853        14.722    13.582         8
2016......    13.441    15.204        812        13.582    15.370         6
-----------   ------    ------       ----        ------    ------       ---
Franklin Mutual Shares VIP
2010......    10.566    10.812         92         9.114     9.080         1*
2011......    10.812    10.614      4,683         9.080     8.918        42
2012......    10.614    12.029      5,912         8.918    10.112        57
2013......    12.029    15.306      5,452        10.112    12.873        75
2014......    15.306    16.265       5227        12.873    13.686        82
2015......    16.265    15.339       5053        13.686    12.914        79
2016......    15.339    17.660       4480        12.914    14.875        77
-----------   ------    ------      -----        ------    ------       ---
FTVIPT Franklin Small-Mid Cap Growth Securities(4)
2010......    11.859    11.988          1*       11.286    11.238         1*
2011......    11.988    11.318         74        11.238    10.616         1*
2012......    11.318    12.446         75        10.616    11.680         1*
2013......    12.446    14.550         73        11.680    13.656         1*
-----------   ------    ------      -----        ------    ------       ---
Invesco V.I. International Growth
2014......    10.238     9.662         21         N/A        N/A        N/A
2015......     9.662     9.334         45         9.839     9.341         3
2016......     9.334     9.195         63         9.341     9.207         3
-----------   ------    ------      -----        ------    ------       ---
JPMorgan Insurance Trust Global Allocation
2015......     9.375     9.473          1*        N/A        N/A        N/A
2016......     9.473     9.946          1*        N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP American Century Select Mid Cap Managed Volatility
2014......    10.764    11.287          8         N/A        N/A        N/A
2015......    11.287    10.722         18         N/A        N/A        N/A
2016......    10.722    12.491         24         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP American Global Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.413    11.174          7         N/A        N/A        N/A
2012......    11.174    13.536          8         N/A        N/A        N/A
2013......    13.536    17.280         10         N/A        N/A        N/A
2014......    17.280    17.463         10         N/A        N/A        N/A
2015......    17.463    18.463         10        17.191    18.514         1*
2016......    18.463    18.359         10        18.514    18.419         1*
-----------   ------    ------      -----        ------    ------       ---
LVIP American Global Small Capitalization
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.800    10.224         11        12.804    10.232         1*
2012......    10.224    11.944         27        10.232    11.960         1*
2013......    11.944    15.141         27        11.960    15.168         1*
2014......    15.141    15.275         27        15.168    15.309         1*
2015......    15.275    15.130         28        15.309    15.171         1*
2016......    15.130    15.262         29        15.171    15.309         1*
-----------   ------    ------      -----        ------    ------       ---

                                      B-4

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP American Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------     --         ---        ---
LVIP American Growth-Income
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         17.485    17.989         1*
2014...... N/A           N/A         N/A         17.989    19.629         1*
2015...... N/A           N/A         N/A         19.629    19.641         2
2016...... N/A           N/A         N/A         19.641    21.604         2
---------- ------      ------        --------    ------    ------       ---
LVIP American International
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------    ------    ------       ---
LVIP Baron Growth Opportunities
2010...... N/A           N/A         N/A         10.670    10.585         1*
2011...... N/A           N/A         N/A         10.585    10.896        11
2012...... N/A           N/A         N/A         10.896    12.749        11
2013...... N/A           N/A         N/A         12.749    17.670        13
2014...... N/A           N/A         N/A         17.670    18.335        14
2015...... 18.878      18.002          1*        18.335    17.277        12
2016...... N/A           N/A         N/A         17.277    18.049        12
---------- ------      ------        ---         ------    ------       ---
LVIP BlackRock Dividend Value Managed Volatility
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          9.054     8.707         1*
2012...... N/A           N/A         N/A          8.707    10.054         1*
2013...... N/A           N/A         N/A         10.054    11.732        13
2014...... N/A           N/A         N/A         11.732    11.984        23
2015...... N/A           N/A         N/A         11.984    11.255        33
2016...... N/A           N/A         N/A         11.255    12.438        64
---------- ------      ------        ---         ------    ------       ---
LVIP BlackRock Emerging Markets Managed Volatility(6)
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         10.688     9.994         5
2014...... N/A           N/A         N/A          9.994     9.382         6
2015...... N/A           N/A         N/A          9.382     7.871         6
2016...... N/A           N/A         N/A          7.871     8.314        10
---------- ------      ------        ---         ------    ------       ---
LVIP BlackRock Global Allocation V.I. Managed Risk
2013...... N/A           N/A         N/A          9.998    10.444         2
2014...... N/A           N/A         N/A         10.444    10.278        12
2015...... N/A           N/A         N/A         10.278     9.697        13
2016...... N/A           N/A         N/A          9.697     9.836        13
---------- ------      ------        ---         ------    ------       ---
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
LVIP BlackRock Inflation Protected Bond
2010...... N/A           N/A         N/A         10.120    10.134         2
2011...... 10.121      11.183          1*        10.134    11.219       119
2012...... 11.183      11.733          1*        11.219    11.795       204
2013...... 11.733      10.594          1*        11.795    10.671       199
2014...... 10.594      10.764          1*        10.671    10.864       225
2015...... 10.764      10.310          1*        10.864    10.427       221
2016...... 10.310      10.520          1*        10.427    10.661       222
---------- ------      ------        ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP American Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.529    11.848         5          N/A        N/A        N/A
2012......    11.848    13.804        11          N/A        N/A        N/A
2013......    13.804    17.755        18          N/A        N/A        N/A
2014......    17.755    19.046        19          N/A        N/A        N/A
2015......    19.046    20.116        20          N/A        N/A        N/A
2016......    20.116    21.772        21          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        --------
LVIP American Growth-Income
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.212    11.844         8          N/A        N/A        N/A
2012......    11.844    13.752        11          N/A        N/A        N/A
2013......    13.752    18.148        16          N/A        N/A        N/A
2014......    18.148    19.851        15          N/A        N/A        N/A
2015......    19.851    19.914        15          N/A        N/A        N/A
2016......    19.914    21.958        15          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        --------
LVIP American International
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.305    10.458         2         12.308    10.467         1*
2012......    10.458    12.186         5         10.467    12.202         1*
2013......    12.186    14.645        10         12.202    14.672         1*
2014......    14.645    14.093        10         14.672    14.125         1*
2015......    14.093    13.304        10         14.125    13.341         1*
2016......    13.304    13.613        11         13.341    13.659         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Baron Growth Opportunities
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.628    12.000        38          N/A        N/A        N/A
2012......    12.000    14.076        52         12.815    12.985         3
2013......    14.076    19.558        78         12.985    18.052         5
2014......    19.558    20.344        79         18.052    18.786         7
2015......    20.344    19.219        60         18.786    17.756         7
2016......    19.219    20.128        54         17.756    18.606         6
-----------   ------    ------       ---         ------    ------       ---
LVIP BlackRock Dividend Value Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.205    10.803         1*         N/A        N/A        N/A
2012......    10.803    12.505        25         10.219    10.240         1*
2013......    12.505    14.629        75         10.240    11.985         1*
2014......    14.629    14.980       118         11.985    12.279         1*
2015......    14.980    14.104       132         12.279    11.567         1*
2016......    14.104    15.626       266         11.567    12.821         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP BlackRock Emerging Markets Managed Volatility(6)
2012......    10.200    11.003         1*         N/A        N/A        N/A
2013......    11.003    10.028        12          N/A        N/A        N/A
2014......    10.028     9.437        47          N/A        N/A        N/A
2015......     9.437     7.937        73          N/A        N/A        N/A
2016......     7.937     8.404        87          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP BlackRock Global Allocation V.I. Managed Risk
2013......     9.592    10.461         2          N/A        N/A        N/A
2014......    10.461    10.320        29          N/A        N/A        N/A
2015......    10.320     9.761        38         10.415     9.773         1*
2016......     9.761     9.925        61          9.773     9.943         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016......    10.338    10.187         4          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP BlackRock Inflation Protected Bond
2010......    10.102    10.150         5         10.122    10.153         1*
2011......    10.150    11.265       365         10.153    11.274         1*
2012......    11.265    11.873       544         11.274    11.888         5
2013......    11.873    10.769       550         11.888    10.788         1*
2014......    10.769    10.991       590         10.788    11.016         1*
2015......    10.991    10.574       558         11.016    10.604         3
2016......    10.574    10.839       597         10.604    10.875         3
-----------   ------    ------       ---         ------    ------       ---

                                      B-5

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016......     N/A        N/A        N/A         10.381    10.457          1*
----------     --         ---        ---         ------    ------          -
LVIP BlackRock U.S. Opportunities Managed Volatility(7)
2015......     N/A        N/A        N/A          9.227     9.023          4
2016......     N/A        N/A        N/A          9.023     9.467          5
----------     --         ---        ---         ------    ------          -
LVIP Blended Core Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A         10.480    10.683          4
----------     --         ---        ---         ------    ------       ----
LVIP Blended Large Cap Growth Managed Volatility
2010......     N/A        N/A        N/A         10.521    10.575          1*
2011......     N/A        N/A        N/A         10.575     9.844         16
2012......     N/A        N/A        N/A          9.844    11.310         21
2013......     N/A        N/A        N/A         11.310    14.010         15
2014......     N/A        N/A        N/A         14.010    14.569         12
2015......    16.147    16.001         1*        14.569    14.574         19
2016......    16.001    15.556         4         14.574    14.197         37
----------    ------    ------       ---         ------    ------       ----
LVIP Blended Mid Cap Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.116     9.227          3
2012......     N/A        N/A        N/A          9.227     9.698          3
2013......     N/A        N/A        N/A          9.698    11.950          6
2014......     N/A        N/A        N/A         11.950    10.933         11
2015......    10.527    10.162         1*        10.933    10.338         17
2016......    10.162    10.236         1*        10.338    10.435         41
----------    ------    ------       ---         ------    ------       ----
LVIP Clarion Global Real Estate
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          7.477     6.740         19
2012......     N/A        N/A        N/A          6.740     8.296         23
2013......     N/A        N/A        N/A          8.296     8.459         27
2014......     9.256     9.365         3          8.459     9.509         22
2015......     9.365     9.113         2          9.509     9.272         23
2016......     9.113     9.085        11          9.272     9.261         29
----------    ------    ------       ---         ------    ------       ----
LVIP ClearBridge Large Cap Managed Volatility
2015......     N/A        N/A        N/A          9.282     9.280          9
2016......     N/A        N/A        N/A          9.280     9.497          9
----------    ------    ------       ---         ------    ------       ----
LVIP Delaware Bond
2010......     N/A        N/A        N/A         12.503    12.519         49
2011......    12.665    13.415        71         12.519    13.288      2,628
2012......    13.415    14.075        82         13.288    13.969      3,399
2013......    14.075    13.532        91         13.969    13.457      3,876
2014......    13.532    14.113       116         13.457    14.063       3974
2015......    14.113    13.942       123         14.063    13.921       3897
2016......    13.942    14.095       135         13.921    14.102       3720
----------    ------    ------       ---         ------    ------      -----
LVIP Delaware Diversified Floating Rate
2010......     N/A        N/A        N/A         10.076    10.075          1*
2011......    10.062     9.889         1*        10.075     9.921         84
2012......     9.889    10.153         1*         9.921    10.206        106
2013......    10.153    10.077         1*        10.206    10.151        184
2014......    10.077     9.988         8         10.151    10.081        178
2015......     9.988     9.768         8         10.081     9.879        159
2016......     9.768     9.840        11          9.879     9.972        146
----------    ------    ------       ---         ------    ------      -----
LVIP Delaware Social Awareness
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          9.354     9.283          3
2012......     N/A        N/A        N/A          9.283    10.553          3
2013......     N/A        N/A        N/A         10.553    14.120          3
2014......     N/A        N/A        N/A         14.120    16.041          3
2015......    18.376    18.260         2         16.041    15.713          3
2016......     N/A        N/A        N/A         15.713    16.523          3
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016......    10.420    10.473           7        N/A        N/A        N/A
-----------   ------    ------           -        --         ---        ---
LVIP BlackRock U.S. Opportunities Managed Volatility(7)
2015......     9.982     9.038           6        N/A        N/A        N/A
2016......     9.038     9.505          11        N/A        N/A        N/A
-----------   ------    ------          --        --         ---        ---
LVIP Blended Core Equity Managed Volatility
2014......     9.936    10.511           4        N/A        N/A        N/A
2015......    10.511     9.985           8       10.441     9.998         1*
2016......     9.985    10.763           8        9.998    10.782         1*
-----------   ------    ------          --       ------    ------       ---
LVIP Blended Large Cap Growth Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.025    10.289          11        N/A        N/A        N/A
2012......    10.289    11.850          11        N/A        N/A        N/A
2013......    11.850    14.716          19        N/A        N/A        N/A
2014......    14.716    15.342          35        N/A        N/A        N/A
2015......    15.342    15.385          48       14.918    14.977         1*
2016......    15.385    15.025         114       14.977    14.634         1*
-----------   ------    ------       -----       ------    ------       ---
LVIP Blended Mid Cap Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.152    11.111          12       10.227     9.356         1*
2012......    11.111    11.707          28        9.356     9.863         1*
2013......    11.707    14.462          17        9.863    12.189         1*
2014......    14.462    13.264          45       12.189    11.185         1*
2015......    13.264    12.575          54       11.185    10.609         1*
2016......    12.575    12.724          98       10.609    10.741         1*
-----------   ------    ------       -----       ------    ------       ---
LVIP Clarion Global Real Estate
2010......    11.562    11.709           2        N/A        N/A        N/A
2011......    11.709    10.582          27        7.559     6.834         2
2012......    10.582    13.058          37        6.834     8.437         3
2013......    13.058    13.347          47        8.437     8.629        37
2014......    13.347    15.042          46        8.629     9.729        37
2015......    15.042    14.703          52        9.729     9.515        37
2016......    14.703    14.723          52        9.515     9.533        37
-----------   ------    ------       -----       ------    ------       ---
LVIP ClearBridge Large Cap Managed Volatility
2015......     9.844     9.296          14        N/A        N/A        N/A
2016......     9.296     9.537          26        N/A        N/A        N/A
-----------   ------    ------       -----       ------    ------       ---
LVIP Delaware Bond
2010......    10.273    10.322         267       12.642    12.674         1*
2011......    10.322    10.984      13,009       12.674    13.493        67
2012......    10.984    11.575      17,755       13.493    14.227        99
2013......    11.575    11.179      20,163       14.227    13.747       190
2014......    11.179    11.712       19861       13.747    14.409       209
2015......    11.712    11.623       18888       14.409    14.306       198
2016......    11.623    11.803       18054       14.306    14.535       200
-----------   ------    ------      ------       ------    ------       ---
LVIP Delaware Diversified Floating Rate
2010......    10.083    10.091           8       10.096    10.094         1*
2011......    10.091     9.961         348       10.094     9.969         2
2012......     9.961    10.274         417        9.969    10.287         2
2013......    10.274    10.243         647       10.287    10.262         5
2014......    10.243    10.198         606       10.262    10.222         5
2015......    10.198    10.019         584       10.222    10.047         5
2016......    10.019    10.138         613       10.047    10.172         4
-----------   ------    ------      ------       ------    ------       ---
LVIP Delaware Social Awareness
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.900    10.844          11        N/A        N/A        N/A
2012......    10.844    12.359          17        N/A        N/A        N/A
2013......    12.359    16.578          16        N/A        N/A        N/A
2014......    16.578    18.879          17        N/A        N/A        N/A
2015......    18.879    18.540          14        N/A        N/A        N/A
2016......    18.540    19.544          15        N/A        N/A        N/A
-----------   ------    ------      ------       ------    ------       ---

                                      B-6

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Delaware Special Opportunities
2010...... N/A           N/A         N/A          9.531     9.498         1*
2011...... N/A           N/A         N/A          9.498     8.879         2
2012...... N/A           N/A         N/A          8.879    10.063         3
2013...... N/A           N/A         N/A         10.063    13.276         3
2014...... N/A           N/A         N/A         13.276    14.090         9
2015...... N/A           N/A         N/A         14.090    13.931         8
2016...... N/A           N/A         N/A         13.931    16.540         7
---------- ------      ------        --------    ------    ------         -
LVIP Dimensional International Core Equity
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------    ------    ------       ---
LVIP Dimensional International Equity Managed Volatility
2011...... N/A           N/A         N/A          8.092     8.329         1*
2012...... N/A           N/A         N/A          8.329     9.764         1*
2013...... N/A           N/A         N/A          9.764    11.096         1*
2014...... N/A           N/A         N/A         11.096    10.131         2
2015...... N/A           N/A         N/A         10.131     9.603         2
2016...... N/A           N/A         N/A          9.603     9.666         3
---------- ------      ------        --------    ------    ------       ---
LVIP Dimensional U.S. Core Equity 1
2010...... N/A           N/A         N/A          9.095     9.202         1*
2011...... N/A           N/A         N/A          9.202     9.183        38
2012...... N/A           N/A         N/A          9.183    10.442        26
2013...... N/A           N/A         N/A         10.442    13.722        16
2014...... N/A           N/A         N/A         13.722    15.314        15
2015...... N/A           N/A         N/A         15.314    14.799        17
2016...... N/A           N/A         N/A         14.799    16.695        16
---------- ------      ------        --------    ------    ------       ---
LVIP Dimensional U.S. Core Equity 2
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------    ------    ------       ---
LVIP Dimensional U.S. Equity Managed Volatility
2011...... N/A           N/A         N/A          9.061     9.388         1*
2012...... N/A           N/A         N/A          9.388    10.880         3
2013...... N/A           N/A         N/A         10.880    13.873         3
2014...... N/A           N/A         N/A         13.873    14.337         5
2015...... N/A           N/A         N/A         14.337    13.074         6
2016...... N/A           N/A         N/A         13.074    14.343        25
---------- ------      ------        --------    ------    ------       ---
LVIP Dimensional/Vanguard Total Bond
2011...... N/A           N/A         N/A         10.014    10.380        28
2012...... N/A           N/A         N/A         10.380    10.629        48
2013...... N/A           N/A         N/A         10.629    10.202        47
2014...... 10.385      10.462          2         10.202    10.539        59
2015...... 10.462      10.339          2         10.539    10.435        61
2016...... 10.339      10.398          1*        10.435    10.516       100
---------- ------      ------        ---         ------    ------       ---
LVIP Franklin Templeton Global Equity Managed Volatility
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          8.035     7.686        30
2012...... N/A           N/A         N/A          7.686     9.196        47
2013...... N/A           N/A         N/A          9.196    10.886        45
2014...... N/A           N/A         N/A         10.886    10.532        55
2015...... N/A           N/A         N/A         10.532     9.562        58
2016...... N/A           N/A         N/A          9.562     9.667        65
---------- ------      ------        ---         ------    ------       ---
LVIP Franklin Templeton Value Managed Volatility
2014...... N/A           N/A         N/A          9.950    10.325        11
2015...... N/A           N/A         N/A         10.325     9.396        23
2016...... N/A           N/A         N/A          9.396    10.316        37
---------- ------      ------        ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Delaware Special Opportunities
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.779    11.039        12          N/A        N/A        N/A
2012......    11.039    12.543        25          N/A        N/A        N/A
2013......    12.543    16.588        40         10.894    13.542         1*
2014......    16.588    17.650        41          N/A        N/A        N/A
2015......    17.650    17.494        31          N/A        N/A        N/A
2016......    17.494    20.822        31         15.726    17.024         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional International Core Equity
2015......     8.756     9.018         1*         N/A        N/A        N/A
2016......     9.018     9.325         1*         9.082     9.333         6
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional International Equity Managed Volatility
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     9.131     9.804         6          N/A        N/A        N/A
2013......     9.804    11.169        19          N/A        N/A        N/A
2014......    11.169    10.223        43         10.607    10.241         6
2015......    10.223     9.715        48         10.241     9.737         8
2016......     9.715     9.803       101          9.737     9.830         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Core Equity 1
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.999    11.003        13          N/A        N/A        N/A
2012......    11.003    12.544        14          N/A        N/A        N/A
2013......    12.544    16.525        16          N/A        N/A        N/A
2014......    16.525    18.488        17          N/A        N/A        N/A
2015......    18.488    17.911        17          N/A        N/A        N/A
2016......    17.911    20.257        16          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Core Equity 2
2015......     N/A        N/A        N/A          9.564     9.417         3
2016......     N/A        N/A        N/A          9.417    10.886        21
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Equity Managed Volatility
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......    10.285    10.924        10          N/A        N/A        N/A
2013......    10.924    13.964        22          N/A        N/A        N/A
2014......    13.964    14.467        30         13.220    14.494        16
2015......    14.467    13.226        38         14.494    13.257        19
2016......    13.226    14.546       142         13.257    14.587         2
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional/Vanguard Total Bond
2011......    10.024    10.396       119         10.284    10.399         1*
2012......    10.396    10.672       269         10.399    10.681        14
2013......    10.672    10.269       231         10.681    10.282         5
2014......    10.269    10.635       238         10.282    10.654         5
2015......    10.635    10.556       269         10.654    10.581         4
2016......    10.556    10.665       371         10.581    10.695         5
-----------   ------    ------       ---         ------    ------       ---
LVIP Franklin Templeton Global Equity Managed Volatility
2010......    11.018    11.269         2          N/A        N/A        N/A
2011......    11.269    10.806       180          8.123     7.793         1*
2012......    10.806    12.961       193          7.793     9.352         1*
2013......    12.961    15.382       208          9.352    11.104         1*
2014......    15.382    14.919       232         11.104    10.775         1*
2015......    14.919    13.578       227         10.775     9.812         1*
2016......    13.578    13.762       247          9.812     9.949         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Franklin Templeton Value Managed Volatility
2014......     9.556    10.350         7          N/A        N/A        N/A
2015......    10.350     9.443        21         10.445     9.453         1*
2016......     9.443    10.394        25          9.453    10.410         1*
-----------   ------    ------       ---         ------    ------       ---

                                      B-7

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Global Conservative Allocation Managed Risk
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         11.621    11.894         58
2012......     N/A        N/A        N/A         11.894    12.888        109
2013......     N/A        N/A        N/A         12.888    13.961        104
2014......     N/A        N/A        N/A         13.961    14.566        137
2015......     N/A        N/A        N/A         14.566    14.092        144
2016......     N/A        N/A        N/A         14.092    14.607        133
----------     --         ---        ---         ------    ------       ----
LVIP Global Growth Allocation Managed Risk
2010......     N/A        N/A        N/A         10.153    10.308         36
2011......     N/A        N/A        N/A         10.308    10.175        220
2012......     N/A        N/A        N/A         10.175    10.963        740
2013......    13.253    14.236        21         10.963    12.287      1,516
2014......    14.236    14.510        38         12.287    12.548       2027
2015......    14.510    13.767        52         12.548    11.929       2186
2016......    13.767    14.206        48         11.929    12.334       2054
----------    ------    ------       ---         ------    ------      -----
LVIP Global Income
2010......     N/A        N/A        N/A         11.451    11.598          4
2011......    11.560    11.511         3         11.598    11.572        236
2012......    11.511    12.212         3         11.572    12.301        279
2013......    12.212    11.691         3         12.301    11.800        300
2014......    11.691    11.740         9         11.800    11.873        323
2015......    11.740    11.331         9         11.873    11.483        314
2016......    11.331    11.220         3         11.483    11.392        325
----------    ------    ------       ---         ------    ------      -----
LVIP Global Moderate Allocation Managed Risk
2010......     N/A        N/A        N/A         11.086    11.088         23
2011......     N/A        N/A        N/A         11.088    11.072        188
2012......     N/A        N/A        N/A         11.072    11.978      1,041
2013......    14.679    14.865         1*        11.978    13.225      1,741
2014......    14.865    15.251         4         13.225    13.595       2033
2015......    15.251    14.517         4         13.595    12.967       2185
2016......    14.517    14.920         4         12.967    13.354       2223
----------    ------    ------       ---         ------    ------      -----
LVIP Government Money Market
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.300    10.192         16
2012......     N/A        N/A        N/A         10.192    10.088         17
2013......     N/A        N/A        N/A         10.088     9.985        117
2014......     N/A        N/A        N/A          9.985     9.884         60
2015......    10.011     9.971        34          9.884     9.783         75
2016......     9.971     9.850        10          9.783     9.683        120
----------    ------    ------       ---         ------    ------      -----
LVIP Invesco Diversified Equity-Income Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          9.847     9.660          8
2016......     N/A        N/A        N/A          9.660    10.587         35
----------    ------    ------       ---         ------    ------      -----
LVIP Invesco Select Equity Managed Volatility
2014......     N/A        N/A        N/A          9.906    10.339          7
2015......     N/A        N/A        N/A         10.339     9.320          7
2016......     N/A        N/A        N/A          9.320     9.763          7
----------    ------    ------       ---         ------    ------      -----
LVIP JPMorgan High Yield
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.829    10.965         1*        10.842    11.001         13
2012......    10.965    12.414         1*        11.001    12.479         42
2013......    12.414    13.032         3         12.479    13.127         94
2014......    13.032    13.203        10         13.127    13.325        146
2015......    13.203    12.494        13         13.325    12.635        171
2016......    12.494    13.940        14         12.635    14.126        174
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Global Conservative Allocation Managed Risk
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.761    11.041        242         N/A        N/A        N/A
2012......    11.041    11.994        454         N/A        N/A        N/A
2013......    11.994    13.026        457         N/A        N/A        N/A
2014......    13.026    13.624        515         N/A        N/A        N/A
2015......    13.624    13.213        539         N/A        N/A        N/A
2016......    13.213    13.731        533         N/A        N/A        N/A
-----------   ------    ------       ----         --         ---        ---
LVIP Global Growth Allocation Managed Risk
2010......    11.192    11.236          5         N/A        N/A        N/A
2011......    11.236    11.119        854        10.436    10.332        15
2012......    11.119    12.010      3,473        10.332    11.165        68
2013......    12.010    13.494      8,217        11.165    12.552       154
2014......    13.494    13.816      11185        12.552    12.857       120
2015......    13.816    13.167      12623        12.857    12.260       131
2016......    13.167    13.649      12288        12.260    12.714       135
-----------   ------    ------      -----        ------    ------       ---
LVIP Global Income
2010......    10.616    10.746         13         N/A        N/A        N/A
2011......    10.746    10.749        804        11.653    11.662         5
2012......    10.749    11.455      1,037        11.662    12.434        19
2013......    11.455    11.016      1,186        12.434    11.963        11
2014......    11.016    11.112       1190        11.963    12.074        13
2015......    11.112    10.774       1131        12.074    11.712        14
2016......    10.774    10.715       1109        11.712    11.655        15
-----------   ------    ------      -----        ------    ------       ---
LVIP Global Moderate Allocation Managed Risk
2010......    10.894    11.057          8         N/A        N/A        N/A
2011......    11.057    11.069        594         N/A        N/A        N/A
2012......    11.069    12.004      3,648        11.389    12.199        18
2013......    12.004    13.288      7,886        12.199    13.511        45
2014......    13.288    13.694       9711        13.511    13.930        72
2015......    13.694    13.093      10878        13.930    13.326        76
2016......    13.093    13.518      10529        13.326    13.766        74
-----------   ------    ------      -----        ------    ------       ---
LVIP Government Money Market
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.953     9.877         61         N/A        N/A        N/A
2012......     9.877     9.801        154         N/A        N/A        N/A
2013......     9.801     9.725        215        10.215    10.208        47
2014......     9.725     9.650        189        10.208    10.135        21
2015......     9.650     9.575        331        10.135    10.061         7
2016......     9.575     9.502        201         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP Invesco Diversified Equity-Income Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......    10.327     9.700         10        10.271     9.708         1*
2016......     9.700    10.657         19         9.708    10.671         1*
-----------   ------    ------      -----        ------    ------       ---
LVIP Invesco Select Equity Managed Volatility
2014......    10.013    10.365          2         N/A        N/A        N/A
2015......    10.365     9.367          3         N/A        N/A        N/A
2016......     9.367     9.837         13         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP JPMorgan High Yield
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.859    11.044         35         N/A        N/A        N/A
2012......    11.044    12.560        184        11.173    12.578         1*
2013......    12.560    13.245        328        12.578    13.270        19
2014......    13.245    13.479        445        13.270    13.511        22
2015......    13.479    12.813        486        13.511    12.851        22
2016......    12.813    14.360        465        12.851    14.410        23
-----------   ------    ------      -----        ------    ------       ---

                                      B-8

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP JPMorgan Select Mid Cap Value Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.209     8.913         3          9.275     8.994          4
2012......     8.913     9.987         1*         8.994    10.098          4
2013......     9.987    12.217         1*        10.098    12.378          7
2014......    12.217    13.012         1*        12.378    13.210          6
2015......    13.012    11.827        20         13.210    12.031         13
2016......    11.827    12.815         9         12.031    13.062         29
----------    ------    ------       ---         ------    ------       ----
LVIP MFS International Equity Managed Volatility
2013......     N/A        N/A        N/A          9.549    10.084          3
2014......     N/A        N/A        N/A         10.084     9.246          4
2015......     N/A        N/A        N/A          9.246     9.138          4
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ----
LVIP MFS International Growth
2010......     N/A        N/A        N/A          8.238     8.441         13
2011......     8.380     7.440        16          8.441     7.509        512
2012......     7.440     8.752        16          7.509     8.851        481
2013......     8.752     9.794        18          8.851     9.925        500
2014......     9.794     9.161        24          9.925     9.302        537
2015......     9.161     9.142        25          9.302     9.301        502
2016......     9.142     9.155        25          9.301     9.333        481
----------    ------    ------       ---         ------    ------       ----
LVIP MFS Value
2010......     N/A        N/A        N/A          8.290     8.564         37
2011......     8.503     8.367        48          8.564     8.445      2,004
2012......     8.367     9.589        54          8.445     9.697      2,415
2013......     9.589    12.843        60          9.697    13.014      2,269
2014......    12.843    13.982        82         13.014    14.196       2275
2015......    13.982    13.699        90         14.196    13.937       2164
2016......    13.699    15.393        91         13.937    15.691       1970
----------    ------    ------       ---         ------    ------      -----
LVIP Mondrian International Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          8.729     8.253          1*
2012......     N/A        N/A        N/A          8.253     8.930          1*
2013......    13.285    14.396        12          8.930    10.742        479
2014......    14.396    13.824        17         10.742    10.335        479
2015......    13.824    13.104        17         10.335     9.817        475
2016......    13.104    13.427        18          9.817    10.079        447
----------    ------    ------       ---         ------    ------      -----
LVIP Multi-Manager Global Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------      -----
LVIP PIMCO Low Duration Bond
2014......     N/A        N/A        N/A         10.004     9.934         30
2015......    10.002     9.937         2          9.934     9.970         53
2016......     9.937    10.047        12          9.970    10.100         69
----------    ------    ------       ---         ------    ------      -----
LVIP Select Core Equity Managed Volatility
2013......     N/A        N/A        N/A         10.227    11.093          5
2014......     N/A        N/A        N/A         11.093    11.615          3
2015......     N/A        N/A        N/A         11.615    10.902          5
2016......     N/A        N/A        N/A         10.902    11.459          6
----------    ------    ------       ---         ------    ------      -----
LVIP SSGA Bond Index
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         11.320    12.001          3
2012......     N/A        N/A        N/A         12.001    12.302         23
2013......     N/A        N/A        N/A         12.302    11.832         30
2014......     N/A        N/A        N/A         11.832    12.350         31
2015......    12.206    12.039         2         12.350    12.221         37
2016......    12.039    12.131        10         12.221    12.340         57
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP JPMorgan Select Mid Cap Value Managed Volatility
2010......    11.048    11.180          3         N/A        N/A        N/A
2011......    11.180    10.869         27         N/A        N/A        N/A
2012......    10.869    12.234         32         9.897    10.260         1*
2013......    12.234    15.033         58         N/A        N/A        N/A
2014......    15.033    16.083         59         N/A        N/A        N/A
2015......    16.083    14.684         65        13.612    12.334         1*
2016......    14.684    15.984        130        12.334    13.432         1*
-----------   ------    ------        ---        ------    ------       ---
LVIP MFS International Equity Managed Volatility
2013......    10.103    10.100          5         N/A        N/A        N/A
2014......    10.100     9.284         14         N/A        N/A        N/A
2015......     9.284     9.198         35         9.835     9.210         1*
2016......     9.198     8.983         48         9.210     9.000         1*
-----------   ------    ------        ---        ------    ------       ---
LVIP MFS International Growth
2010......    12.046    12.376         31         8.536     8.533         1*
2011......    12.376    11.037      1,281         8.533     7.614         9
2012......    11.037    13.042      1,206         7.614     9.001        54
2013......    13.042    14.661      1,189         9.001    10.124         9
2014......    14.661    13.775       1230        10.124     9.517        10
2015......    13.775    13.808       1151         9.517     9.544         9
2016......    13.808    13.891       1106         9.544     9.606         9
-----------   ------    ------      -----        ------    ------       ---
LVIP MFS Value
2010......    10.618    10.915        112         8.670     8.658         1*
2011......    10.915    10.790      6,204         8.658     8.563        49
2012......    10.790    12.421      7,952         8.563     9.862        67
2013......    12.421    16.712      7,117         9.862    13.275       108
2014......    16.712    18.275       6720        13.275    14.524       117
2015......    18.275    17.986       6299        14.524    14.301       130
2016......    17.986    20.301       5630        14.301    16.151       123
-----------   ------    ------      -----        ------    ------       ---
LVIP Mondrian International Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.541    10.939          9         N/A        N/A        N/A
2012......    10.939    11.865         11         N/A        N/A        N/A
2013......    11.865    14.309      1,274        10.096    10.974         8
2014......    14.309    13.802       1256        10.974    10.590         8
2015......    13.802    13.142       1203        10.590    10.089         7
2016......    13.142    13.528       1146        10.089    10.390         8
-----------   ------    ------      -----        ------    ------       ---
LVIP Multi-Manager Global Equity Managed Volatility
2014......    10.117     9.853          3         N/A        N/A        N/A
2015......     9.853     9.081         28         N/A        N/A        N/A
2016......     9.081     9.507         37         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP PIMCO Low Duration Bond
2014......    10.007     9.950         28         N/A        N/A        N/A
2015......     9.950    10.011        101        10.350    10.019         1*
2016......    10.011    10.167        167        10.019    10.180         2
-----------   ------    ------      -----        ------    ------       ---
LVIP Select Core Equity Managed Volatility
2013......    10.126    11.111         28         N/A        N/A        N/A
2014......    11.111    11.663         61         N/A        N/A        N/A
2015......    11.663    10.974         75        11.782    10.990         1*
2016......    10.974    11.564         72        10.990    11.586         1*
-----------   ------    ------      -----        ------    ------       ---
LVIP SSGA Bond Index
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.194    10.832          5         N/A        N/A        N/A
2012......    10.832    11.133        121        12.305    12.471         1*
2013......    11.133    10.733        127        12.471    12.029         1*
2014......    10.733    11.232        121        12.029    12.594         6
2015......    11.232    11.142        128        12.594    12.500         8
2016......    11.142    11.279        191        12.500    12.659         7
-----------   ------    ------      -----        ------    ------       ---

                                      B-9

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Conservative Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A         11.578    12.043        16
2014......     N/A        N/A        N/A         12.043    12.449        17
2015......     N/A        N/A        N/A         12.449    12.173        23
2016......     N/A        N/A        N/A         12.173    12.617        23
----------     --         ---        ---         ------    ------       ---
LVIP SSGA Conservative Structured Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.418    10.571         1*
2012......     N/A        N/A        N/A         10.571    11.307        56
2013......     N/A        N/A        N/A         11.307    11.950        59
2014......     N/A        N/A        N/A         11.950    12.448        61
2015......    11.907    11.929         8         12.448    12.059        64
2016......    11.929    12.555        14         12.059    12.717        89
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Developed International 150
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          9.494     8.234         1*
2012......     N/A        N/A        N/A          8.234     9.237         1*
2013......     N/A        N/A        N/A          9.237    10.969         3
2014......     N/A        N/A        N/A         10.969    10.925         4
2015......     N/A        N/A        N/A         10.925    10.321         5
2016......     N/A        N/A        N/A         10.321    11.179         5
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Emerging Markets 100
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         14.351    12.049         1*
2012......     N/A        N/A        N/A         12.049    13.399         2
2013......     N/A        N/A        N/A         13.399    12.852         2
2014......    13.037    12.100         3         12.852    12.258         2
2015......    12.100     9.889         3         12.258    10.037         3
2016......     N/A        N/A        N/A         10.037    11.438         2
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Global Tactical Allocation Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          9.155     9.056       136
2012......     N/A        N/A        N/A          9.056     9.936       103
2013......     N/A        N/A        N/A          9.936    10.770        81
2014......     N/A        N/A        N/A         10.770    11.052        88
2015......     N/A        N/A        N/A         11.052    10.199        84
2016......     N/A        N/A        N/A         10.199    10.633       134
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA International Index
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          9.533    10.302         8
2014......     N/A        N/A        N/A         10.302     9.575         4
2015......    10.133     9.197         1*         9.575     9.336         6
2016......     9.197     9.150         1*         9.336     9.307        11
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA International Managed Volatility
2014......     N/A        N/A        N/A          9.956     9.223         1*
2015......     N/A        N/A        N/A          9.223     8.784         1*
2016......     8.349     8.311         1*         8.784     8.361        11
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Large Cap 100
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.987    11.097         1*
2012......     N/A        N/A        N/A         11.097    12.293         2
2013......     N/A        N/A        N/A         12.293    16.483         2
2014......     N/A        N/A        N/A         16.483    18.992         5
2015......    18.480    17.604         2         18.992    17.871         7
2016......     N/A        N/A        N/A         17.871    21.437         6
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Conservative Index Allocation
2010......     N/A        N/A        N/A          N/A       N/A         N/A
2011......     N/A        N/A        N/A          N/A       N/A         N/A
2012......    11.089    11.493        33          N/A       N/A         N/A
2013......    11.493    12.146        23         11.354   12.167          2
2014......    12.146    12.587        12         12.167   12.615          2
2015......    12.587    12.339        44         12.615   12.372          2
2016......    12.339    12.821        94         12.372   12.862          2
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA Conservative Structured Allocation
2010......     N/A        N/A        N/A          N/A       N/A         N/A
2011......    10.429    10.609        41          N/A       N/A         N/A
2012......    10.609    11.375        84          N/A       N/A         N/A
2013......    11.375    12.052        97          N/A       N/A         N/A
2014......    12.052    12.587       164          N/A       N/A         N/A
2015......    12.587    12.224       157          N/A       N/A         N/A
2016......    12.224    12.923       176          N/A       N/A         N/A
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA Developed International 150
2010......     N/A        N/A        N/A          N/A       N/A         N/A
2011......     N/A        N/A        N/A          N/A       N/A         N/A
2012......    11.023    11.497         4          N/A       N/A         N/A
2013......    11.497    13.688         2          N/A       N/A         N/A
2014......    13.688    13.667         2          N/A       N/A         N/A
2015......    13.667    12.944         3          N/A       N/A         N/A
2016......    12.944    14.056         3          N/A       N/A         N/A
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA Emerging Markets 100
2010......     N/A        N/A        N/A          N/A       N/A         N/A
2011......    12.975    10.920         2          N/A       N/A         N/A
2012......    10.920    12.175        10          N/A       N/A         N/A
2013......    12.175    11.707        10          N/A       N/A         N/A
2014......    11.707    11.194        12          N/A       N/A         N/A
2015......    11.194     9.189        20          N/A       N/A         N/A
2016......     9.189    10.498        21         10.696   11.744          1*
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA Global Tactical Allocation Managed Volatility
2010......    10.979    11.033         4          N/A       N/A         N/A
2011......    11.033    10.941       361          N/A       N/A         N/A
2012......    10.941    12.035       309          9.793   10.120          1*
2013......    12.035    13.077       311         10.120   11.002          1*
2014......    13.077    13.454       308         11.002   11.325          1*
2015......    13.454    12.446       292         11.325   10.482          1*
2016......    12.446    13.008       298          N/A       N/A         N/A
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA International Index
2010......     N/A        N/A        N/A          N/A       N/A         N/A
2011......    11.852    10.277         1*         N/A       N/A         N/A
2012......    10.277    12.011         3          N/A       N/A         N/A
2013......    12.011    14.382        20          N/A       N/A         N/A
2014......    14.382    13.400        24          N/A       N/A         N/A
2015......    13.400    13.098        25          N/A       N/A         N/A
2016......    13.098    13.090        24          N/A       N/A         N/A
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA International Managed Volatility
2014......     N/A        N/A        N/A          N/A       N/A         N/A
2015......     9.489     8.828         6          N/A       N/A         N/A
2016......     8.828     8.424        94          N/A       N/A         N/A
-----------   ------    ------       ---         ------   ------        ---
LVIP SSGA Large Cap 100
2010......     N/A        N/A        N/A          N/A       N/A         N/A
2011......    11.018    11.156         1*         N/A       N/A         N/A
2012......    11.156    12.389        18          N/A       N/A         N/A
2013......    12.389    16.653        24          N/A       N/A         N/A
2014......    16.653    19.236        25          N/A       N/A         N/A
2015......    19.236    18.146        24          N/A       N/A         N/A
2016......    18.146    21.822        29         17.179   21.992          1*
-----------   ------    ------       ---         ------   ------        ---

                                      B-10

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Large Cap Managed Volatility
2013......     N/A        N/A        N/A         10.599    10.922         1*
2014......     N/A        N/A        N/A         10.922    11.482         4
2015......     N/A        N/A        N/A         11.482    10.749        14
2016......     N/A        N/A        N/A         10.749    11.480        14
----------     --         ---        ---         ------    ------        --
LVIP SSGA Moderate Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A         11.133    11.594         4
2013......     N/A        N/A        N/A         11.594    12.871         5
2014......     N/A        N/A        N/A         12.871    13.265        13
2015......    13.317    12.763        23         13.265    12.902        34
2016......    12.763    13.407        22         12.902    13.581        46
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Moderate Structured Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.579    10.473         5
2012......    11.158    11.372        60         10.473    11.427        24
2013......    11.372    12.639        88         11.427    12.725        79
2014......    12.639    13.142       105         12.725    13.259       103
2015......    13.142    12.597       115         13.259    12.734       121
2016......    12.597    13.561       124         12.734    13.736       184
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Moderately Aggressive Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......    13.133    13.366         1*         N/A        N/A        N/A
2015......    13.366    12.899         2         13.769    13.039         3
2016......    12.899    13.644         2         13.039    13.820         3
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Moderately Aggressive Structured Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.866    10.517         2         10.875    10.547         1*
2012......    10.517    11.541        13         10.547    11.596        19
2013......    11.541    13.093        13         11.596    13.183        27
2014......    13.093    13.579        14         13.183    13.700        54
2015......    13.579    12.911        18         13.700    13.052        71
2016......    12.911    14.051        27         13.052    14.232        71
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA S&P 500 Index
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.936     9.969         1*         8.755     8.802         6
2012......     9.969    11.358         1*         8.802    10.048        19
2013......    11.358    14.770         1*        10.048    13.093        56
2014......    14.770    16.504         1*        13.093    14.659        59
2015......    16.504    16.448         1*        14.659    14.639        37
2016......    16.448    18.108         5         14.639    16.149        36
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Small-Cap Index
2010......     N/A        N/A        N/A          9.129     9.268         1*
2011......     N/A        N/A        N/A          9.268     8.731         4
2012......     N/A        N/A        N/A          8.731     9.988         7
2013......    11.547    13.418         3          9.988    13.597        37
2014......    13.418    13.836         3         13.597    14.049        38
2015......    13.836    12.988         3         14.049    13.213        36
2016......    12.988    15.440         1*        13.213    15.740        32
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Small-Mid Cap 200
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         13.676    13.201         1*
2012......     N/A        N/A        N/A         13.201    14.832         1*
2013......     N/A        N/A        N/A         14.832    19.691         1*
2014......     N/A        N/A        N/A         19.691    20.273         1*
2015......     N/A        N/A        N/A         20.273    18.641         2
2016......     N/A        N/A        N/A         18.641    23.937         2
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Large Cap Managed Volatility
2013......   10.453    10.940          1*         N/A       N/A         N/A
2014......   10.940    11.529          1*         N/A       N/A         N/A
2015......   11.529    10.820          8          N/A       N/A         N/A
2016......   10.820    11.585         15          N/A       N/A         N/A
-----------  ------    ------         --          --      ------        ---
LVIP SSGA Moderate Index Allocation
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......   10.688    10.552          7          N/A       N/A         N/A
2012......   10.552    11.664         52          N/A       N/A         N/A
2013......   11.664    12.981         57          N/A       N/A         N/A
2014......   12.981    13.412         46          N/A       N/A         N/A
2015......   13.412    13.078         69          N/A       N/A         N/A
2016......   13.078    13.800         89          N/A       N/A         N/A
-----------  ------    ------        ---          --      ------        ---
LVIP SSGA Moderate Structured Allocation
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......   10.590    10.510         28          N/A       N/A         N/A
2012......   10.510    11.497        188         11.118   11.511          2
2013......   11.497    12.834        389         11.511   12.856         17
2014......   12.834    13.406        513         12.856   13.436         16
2015......   13.406    12.908        615         13.436   12.943         15
2016......   12.908    13.958        725         12.943   14.003         13
-----------  ------    ------        ---         ------   ------        ---
LVIP SSGA Moderately Aggressive Index Allocation
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......    N/A        N/A         N/A          N/A       N/A         N/A
2012......   10.646    11.660         23          N/A       N/A         N/A
2013......   11.660    13.247         27          N/A       N/A         N/A
2014......   13.247    13.634         49          N/A       N/A         N/A
2015......   13.634    13.217         52          N/A       N/A         N/A
2016......   13.217    14.043         58          N/A       N/A         N/A
-----------  ------    ------        ---         ------   ------        ---
LVIP SSGA Moderately Aggressive Structured Allocation
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......   10.886    10.584         68          N/A       N/A         N/A
2012......   10.584    11.667        137          N/A       N/A         N/A
2013......   11.667    13.296        158          N/A       N/A         N/A
2014......   13.296    13.852        182          N/A       N/A         N/A
2015......   13.852    13.230        188         13.034   13.265          1*
2016......   13.230    14.463        202          N/A       N/A         N/A
-----------  ------    ------        ---         ------   ------        ---
LVIP SSGA S&P 500 Index
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......   11.105    11.192         10          N/A       N/A         N/A
2012......   11.192    12.808         24          N/A       N/A         N/A
2013......   12.808    16.731         73          N/A       N/A         N/A
2014......   16.731    18.780         66          N/A       N/A         N/A
2015......   18.780    18.801         59         15.076   15.044          2
2016......   18.801    20.792        125         15.044   16.646          2
-----------  ------    ------        ---         ------   ------        ---
LVIP SSGA Small-Cap Index
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......   11.235    10.611          9          N/A       N/A         N/A
2012......   10.611    12.169         17          8.909   10.158          1*
2013......   12.169    16.607         79         10.158   13.870         19
2014......   16.607    17.202         73         13.870   14.374         19
2015......   17.202    16.219         69         14.374   13.560         19
2016......   16.219    19.369         63         13.560   16.201         19
-----------  ------    ------        ---         ------   ------        ---
LVIP SSGA Small-Mid Cap 200
2010......    N/A        N/A         N/A          N/A       N/A         N/A
2011......   11.256    10.893          1*         N/A       N/A         N/A
2012......   10.893    12.269          8          N/A       N/A         N/A
2013......   12.269    16.329          7          N/A       N/A         N/A
2014......   16.329    16.854         10          N/A       N/A         N/A
2015......   16.854    15.536         17         20.625   19.068          1*
2016......   15.536    20.000         17         19.068   24.558          1*
-----------  ------    ------        ---         ------   ------        ---

                                      B-11

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013......     N/A        N/A        N/A         10.401    11.191          4
2014......     N/A        N/A        N/A         11.191    10.893          4
2015......     N/A        N/A        N/A         10.893     9.819         10
2016......     N/A        N/A        N/A          9.819    11.184         22
----------     --         ---        ---         ------    ------         --
LVIP T. Rowe Price Growth Stock
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.235     8.947         3          9.302     9.030         29
2012......     8.947    10.428         3          9.030    10.546         35
2013......    10.428    14.284         3         10.546    14.475         42
2014......    14.284    15.298         8         14.475    15.532         43
2015......    15.298    16.686        11         15.532    16.976         51
2016......    16.686    16.667        12         16.976    16.991         54
----------    ------    ------       ---         ------    ------       ----
LVIP T. Rowe Price Structured Mid-Cap Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         11.521    10.931         16
2012......     N/A        N/A        N/A         10.931    12.550         15
2013......     N/A        N/A        N/A         12.550    16.698         13
2014......    20.499    21.570         4         16.698    18.391         13
2015......    21.570    21.696         4         18.391    18.535         12
2016......    21.696    22.988         4         18.535    19.678         10
----------    ------    ------       ---         ------    ------       ----
LVIP U.S. Growth Allocation Managed Risk
2015......     9.935     9.540         2         10.028     9.553         57
2016......     9.540     9.781         4          9.553     9.813        403
----------    ------    ------       ---         ------    ------       ----
LVIP Vanguard Domestic Equity ETF
2011......     N/A        N/A        N/A          8.633     9.382          1*
2012......     N/A        N/A        N/A          9.382    10.665         11
2013......     N/A        N/A        N/A         10.665    13.741         11
2014......     N/A        N/A        N/A         13.741    15.220         19
2015......    15.449    14.839         1*        15.220    14.977         22
2016......    14.839    16.393         1*        14.977    16.579         26
----------    ------    ------       ---         ------    ------       ----
LVIP Vanguard International Equity ETF
2011......     N/A        N/A        N/A          8.452     8.371          1*
2012......     N/A        N/A        N/A          8.371     9.861          6
2013......     N/A        N/A        N/A          9.861    11.169          6
2014......     N/A        N/A        N/A         11.169    10.513          6
2015......     N/A        N/A        N/A         10.513    10.072         17
2016......     N/A        N/A        N/A         10.072    10.311         30
----------    ------    ------       ---         ------    ------       ----
LVIP VIP Mid Cap Managed Volatility(7)
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          9.862     9.577          7
2016......     N/A        N/A        N/A          9.577    10.411          7
----------    ------    ------       ---         ------    ------       ----
LVIP Wellington Capital Growth
2010......     N/A        N/A        N/A          9.443     9.680         20
2011......     9.613     8.616        24          9.680     8.694        985
2012......     8.616    10.106        27          8.694    10.218      1,185
2013......    10.106    13.541        30         10.218    13.718      1,070
2014......    13.541    14.856        32         13.718    15.080        993
2015......    14.856    16.014        29         15.080    16.288        889
2016......    16.014    15.791        29         16.288    16.094        839
----------    ------    ------       ---         ------    ------      -----
LVIP Wellington Mid-Cap Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          8.723     7.808         19
2012......     N/A        N/A        N/A          7.808     9.566         21
2013......     N/A        N/A        N/A          9.566    12.668         16
2014......     N/A        N/A        N/A         12.668    13.540         15
2015......     N/A        N/A        N/A         13.540    13.163         18
2016......    12.242    14.413         8         13.163    14.691         24
----------    ------    ------       ---         ------    ------      -----

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013......    10.905    11.208          1*        N/A        N/A        N/A
2014......    11.208    10.938         13         N/A        N/A        N/A
2015......    10.938     9.884         19        11.133     9.896         1*
2016......     9.884    11.287         53         9.896    11.305         1*
-----------   ------    ------         --        ------    ------       ---
LVIP T. Rowe Price Growth Stock
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.508    11.200         50         N/A        N/A        N/A
2012......    11.200    13.113         77         N/A        N/A        N/A
2013......    13.113    18.043         87        13.937    14.765         1*
2014......    18.043    19.410         93        14.765    15.891         1*
2015......    19.410    21.267        111        15.891    17.421         2
2016......    21.267    21.339        113        17.421    17.488         2
-----------   ------    ------       ----        ------    ------       ---
LVIP T. Rowe Price Structured Mid-Cap Growth
2010......    11.998    11.947          4         N/A        N/A        N/A
2011......    11.947    11.365         48         N/A        N/A        N/A
2012......    11.365    13.080         66         N/A        N/A        N/A
2013......    13.080    17.446         64        16.267    17.058         1*
2014......    17.446    19.264         68         N/A        N/A        N/A
2015......    19.264    19.463         60        20.322    19.049         1*
2016......    19.463    20.715         65        19.049    20.284         1*
-----------   ------    ------       ----        ------    ------       ---
LVIP U.S. Growth Allocation Managed Risk
2015......    10.070     9.569        500         9.992     9.572         3
2016......     9.569     9.854       1621         9.572     9.863        14
-----------   ------    ------       ----        ------    ------       ---
LVIP Vanguard Domestic Equity ETF
2011......    10.088     9.397         19         N/A        N/A        N/A
2012......     9.397    10.709         70         N/A        N/A        N/A
2013......    10.709    13.832         80         N/A        N/A        N/A
2014......    13.832    15.359         84         N/A        N/A        N/A
2015......    15.359    15.152         87        15.743    15.187         1*
2016......    15.152    16.813         88        15.187    16.861         1*
-----------   ------    ------       ----        ------    ------       ---
LVIP Vanguard International Equity ETF
2011......     9.917     8.385         12         8.647     8.387         1*
2012......     8.385     9.901         51         8.387     9.909         1*
2013......     9.901    11.243         66         9.909    11.258         1*
2014......    11.243    10.609         85        11.258    10.628         1*
2015......    10.609    10.189         91        10.628    10.212         1*
2016......    10.189    10.457         87        10.212    10.486         1*
-----------   ------    ------       ----        ------    ------       ---
LVIP VIP Mid Cap Managed Volatility(7)
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......    10.426     9.616          7         N/A        N/A        N/A
2016......     9.616    10.478          7         N/A        N/A        N/A
-----------   ------    ------       ----        ------    ------       ---
LVIP Wellington Capital Growth
2010......    11.437    11.665         63         9.797     9.786         1*
2011......    11.665    10.503      3,190         9.786     8.815        24
2012......    10.503    12.375      4,012         8.815    10.392        33
2013......    12.375    16.655      3,514        10.392    13.992        45
2014......    16.655    18.355       3119        13.992    15.429        45
2015......    18.355    19.875       2703        15.429    16.714        40
2016......    19.875    19.687       2550        16.714    16.565        42
-----------   ------    ------      -----        ------    ------       ---
LVIP Wellington Mid-Cap Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.616    10.423         34         N/A        N/A        N/A
2012......    10.423    12.803         41         N/A        N/A        N/A
2013......    12.803    16.996         44        12.293    12.921         1*
2014......    16.996    18.212         48        12.921    13.853         1*
2015......    18.212    17.749         45        13.853    13.508         1*
2016......    17.749    19.859         58        13.508    15.121         1*
-----------   ------    ------      -----        ------    ------       ---

                                      B-12

                        With EEB                          with EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

MFS (Reg. TM) VIT Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          9.807     9.650         8
2012......    10.065    11.079         2          9.650    11.180         9
2013......    11.079    14.934         2         11.180    15.100        14
2014......    14.934    16.030         7         15.100    16.240        51
2015......    16.030    16.987        13         16.240    17.244        74
2016......    16.987    17.141        17         17.244    17.436        77
----------    ------    ------       ---         ------    ------       ---
MFS (Reg. TM) VIT Total Return(5)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         10.134    10.187        53
2012......     N/A        N/A        N/A         10.187    11.183        56
2013......     N/A        N/A        N/A         11.183    12.411        55
----------    ------    ------       ---         ------    ------       ---
MFS (Reg. TM) VIT Total Return
2016......    15.376    16.116         1*        14.419    14.914         9
----------    ------    ------       ---         ------    ------       ---
MFS (Reg. TM) VIT Utilities
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A         11.914    12.557        28
2012......     N/A        N/A        N/A         12.557    14.068        38
2013......     N/A        N/A        N/A         14.068    16.735        41
2014......    24.889    25.295         2         16.735    18.624        48
2015......    25.295    21.294         4         18.624    15.710        49
2016......    21.294    23.392         2         15.710    17.293        50
----------    ------    ------       ---         ------    ------       ---
PIMCO VIT CommodityRealReturn Strategy
2010......     N/A        N/A        N/A         14.861    15.425         1*
2011......    15.375    14.039         2         15.425    14.112        11
2012......    14.039    14.575         2         14.112    14.681        12
2013......    14.575    12.275         1*        14.681    12.389        11
2014......    12.275     9.866         1*        12.389     9.977         9
2015......     9.866     7.243         2          9.977     7.339        10
2016......     7.243     8.216        15          7.339     8.343        13
----------    ------    ------       ---         ------    ------       ---
Templeton Global Bond VIP
2014......     N/A        N/A        N/A         18.205    17.784         1*
2015......     N/A        N/A        N/A         17.784    16.841         3
2016......    17.031    18.110         1*        16.841    17.154         1*
----------    ------    ------       ---         ------    ------       ---

                        with GOP                        Acct Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

MFS (Reg. TM) VIT Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    11.375    11.221        43         N/A        N/A         N/A
2012......    11.221    13.032        57         N/A        N/A         N/A
2013......    13.032    17.647        65        14.796    15.352          1*
2014......    17.647    19.027       142        15.352    16.561          2
2015......    19.027    20.253       171        16.561    17.637          3
2016......    20.253    20.530       185        17.637    17.887          3
-----------   ------    ------       ---        ------    ------        ---
MFS (Reg. TM) VIT Total Return(5)
2010......    10.505    10.697         3        10.260    10.260          1*
2011......    10.697    10.780       146        10.260    10.345          1*
2012......    10.780    11.863       152        10.345    11.390          1*
2013......    11.863    13.178       147        11.390    12.654          1*
-----------   ------    ------       ---        ------    ------        ---
MFS (Reg. TM) VIT Total Return
2016......    15.425    15.975        19         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
MFS (Reg. TM) VIT Utilities
2010......    11.434    11.672         1*        N/A        N/A         N/A
2011......    11.672    12.332       128         N/A        N/A         N/A
2012......    12.332    13.850       183        12.728    14.328         12
2013......    13.850    16.517       177        14.328    17.096          1*
2014......    16.517    18.428       171        17.096    19.084          1*
2015......    18.428    15.584       201        19.084    16.146          1*
2016......    15.584    17.197       192        16.146    17.826          1*
-----------   ------    ------       ---        ------    ------        ---
PIMCO VIT CommodityRealReturn Strategy
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    13.265    12.166        13         N/A        N/A         N/A
2012......    12.166    12.688        12         N/A        N/A         N/A
2013......    12.688    10.734        13         N/A        N/A         N/A
2014......    10.734     8.666        13        11.721    10.147          1*
2015......     8.666     6.391        23         N/A        N/A         N/A
2016......     6.391     7.283        24         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
Templeton Global Bond VIP
2014......    10.061     9.944        14        18.455    18.222          1*
2015......     9.944     9.440        32        18.222    17.308          1*
2016......     9.440     9.640        45        17.308    17.683          1*
-----------   ------    ------       ---        ------    ------        ---

*     The numbers of accumulation units less than 500 were rounded up to one.

**    This table reflects the accumulation unit values and the number of accumulation units for both the ChoicePlus Assurance A Share and
      ChoicePlus Assurance A Class.

(1)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA S&P 500 Index Fund Subaccount.

(2)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP Mondrian International Value Fund Subaccount.

(3)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA International Index Fund Subaccount.

(4)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Small-Cap Index Fund Subaccount.

(5)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Moderate Structured Allocation Fund Subaccount.

(6)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP SSGA International Managed Volatility Fund Subaccount.

(7)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP Blended Mid Cap Managed Volatility Fund Subaccount.

                                      B-13

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix C - Condensed Financial Information

Accumulation Unit Values
The following information relates to Accumulation Unit values and number of
Accumulation Units for contracts purchased as part of a Fee-Based Financial
Plan on or after June 30, 2010 for funds available in the periods ended
December 31. It should be read along with the VAA's financial statement and notes which are included in the SAI.

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

AB VPS Global Thematic Growth
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A         N/A        N/A         N/A
2012...... N/A           N/A         N/A         N/A        N/A         N/A
2013...... N/A           N/A         N/A         N/A        N/A         N/A
2014...... N/A           N/A         N/A         N/A        N/A         N/A
2015...... N/A           N/A         N/A        12.723    12.085         11
2016...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---
AB VPS Growth and Income(1)
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A         N/A        N/A         N/A
2012...... N/A           N/A         N/A         N/A        N/A         N/A
2013...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---
AB VPS International Value(2)
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A         N/A        N/A         N/A
2012...... N/A           N/A         N/A         N/A        N/A         N/A
2013...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---
AB VPS Small/Mid Cap Value
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A        11.448    10.367          1*
2012...... N/A           N/A         N/A        10.367    12.172         10
2013...... N/A           N/A         N/A        12.172    16.603          1*
2014...... N/A           N/A         N/A        16.603    17.926          2
2015...... N/A           N/A         N/A        17.926    16.754          2
2016...... N/A           N/A         N/A        16.754    20.720          6
---------- ----------- -------- -------------   ------    ------        ---
American Century VP Balanced
2016...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---
American Funds Global Growth
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A         N/A        N/A         N/A
2012...... N/A           N/A         N/A         N/A        N/A         N/A
2013...... N/A           N/A         N/A         N/A        N/A         N/A
2014...... N/A           N/A         N/A         N/A        N/A         N/A
2015...... N/A           N/A         N/A         N/A        N/A         N/A
2016...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---
American Funds Global Small Capitalization
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A         N/A        N/A         N/A
2012...... N/A           N/A         N/A         N/A        N/A         N/A
2013...... N/A           N/A         N/A         N/A        N/A         N/A
2014...... N/A           N/A         N/A         N/A        N/A         N/A
2015...... N/A           N/A         N/A         N/A        N/A         N/A
2016...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---
American Funds Growth
2010...... N/A           N/A         N/A         N/A        N/A         N/A
2011...... N/A           N/A         N/A         N/A        N/A         N/A
2012...... N/A           N/A         N/A         N/A        N/A         N/A
2013...... N/A           N/A         N/A         N/A        N/A         N/A
2014...... N/A           N/A         N/A         N/A        N/A         N/A
2015...... N/A           N/A         N/A         N/A        N/A         N/A
2016...... N/A           N/A         N/A         N/A        N/A         N/A
---------- ----------- -------- -------------   ------    ------        ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

AB VPS Global Thematic Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    11.132     8.471         9         N/A        N/A         N/A
2012......     8.471     9.530        12         N/A        N/A         N/A
2013......     9.530    11.639        11         N/A        N/A         N/A
2014......    11.639    12.120        11         N/A        N/A         N/A
2015......    12.120    12.360        14         N/A        N/A         N/A
2016......    12.360    12.172        12         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        --------
AB VPS Growth and Income(1)
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        --------
AB VPS International Value(2)
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        --------
AB VPS Small/Mid Cap Value
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    11.567    10.501        13         N/A        N/A         N/A
2012......    10.501    12.360        26         N/A        N/A         N/A
2013......    12.360    16.901        35         N/A        N/A         N/A
2014......    16.901    18.294        31        15.661    17.663          1*
2015......    18.294    17.140        30        17.663    16.558          3
2016......    17.140    21.251        33        16.558    20.539          2
-----------   ------    ------       ---        ------    ------        ---
American Century VP Balanced
2016......    10.312    10.454         1*        N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
American Funds Global Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
2014......     N/A        N/A        N/A         N/A        N/A         N/A
2015......     N/A        N/A        N/A         N/A        N/A         N/A
2016......     N/A        N/A        N/A         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
American Funds Global Small Capitalization
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
2014......     N/A        N/A        N/A         N/A        N/A         N/A
2015......     N/A        N/A        N/A         N/A        N/A         N/A
2016......     N/A        N/A        N/A         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
American Funds Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
2014......     N/A        N/A        N/A         N/A        N/A         N/A
2015......     N/A        N/A        N/A         N/A        N/A         N/A
2016......     N/A        N/A        N/A         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---

                                      C-1

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

American Funds Growth-Income
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------     --         ---        ---
American Funds International
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------     --         ---        ---
BlackRock Global Allocation V.I.
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... 12.890      13.063          2         12.731    13.158         8
2013...... 13.063      14.783          2         13.158    14.920         9
2014...... 14.783      14.904          2         14.920    15.073        10
2015...... 14.904      14.593          2         15.073    14.788         6
2016...... 14.593      14.983          2         14.788    15.213         5
---------- ------      ------        ---         ------    ------       ---
ClearBridge Variable Mid Cap
2014...... N/A           N/A         N/A         10.052    10.590         1*
2015...... N/A           N/A         N/A         10.590    10.704         1*
2016...... N/A           N/A         N/A         10.704    11.574         1*
---------- ------      ------        ---         ------    ------       ---
Delaware VIP Diversified Income
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... 14.778      15.344          1*        14.319    15.142         9
2013...... 15.344      14.960          1*        15.142    14.793        15
2014...... 14.960      15.534          1*        14.793    15.391        43
2015...... 15.534      15.158          6         15.391    15.049        15
2016...... 15.158      15.484          1*        15.049    15.404        17
---------- ------      ------        ---         ------    ------       ---
Delaware VIP Emerging Markets
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          9.583    10.684         1*
2013...... N/A           N/A         N/A         10.684    11.632         1*
2014...... N/A           N/A         N/A         11.632    10.576         2
2015...... N/A           N/A         N/A         10.576     8.932         1*
2016...... N/A           N/A         N/A          8.932    10.063         1*
---------- ------      ------        ---         ------    ------       ---
Delaware VIP Limited-Term Diversified Income
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         11.775    11.966         1*
2012...... N/A           N/A         N/A         11.966    12.160         3
2013...... N/A           N/A         N/A         12.160    11.891         2
2014...... N/A           N/A         N/A         11.891    11.955        11
2015...... N/A           N/A         N/A         11.955    11.922         4
2016...... N/A           N/A         N/A         11.922    12.020        10
---------- ------      ------        ---         ------    ------       ---
Delaware VIP REIT
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         12.189    10.829         1*
2014...... N/A           N/A         N/A         10.829    13.857         1*
2015...... 15.649      15.747          1*        13.857    14.217         2
2016...... N/A           N/A         N/A         14.217    14.881         2
---------- ------      ------        ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

American Funds Growth-Income
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------    --         ---        ---          --         ---        ---
American Funds International
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
-----------    --         ---        ---          --         ---        ---
BlackRock Global Allocation V.I.
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.694    12.153       208          N/A        N/A        N/A
2012......    12.153    13.278       241          N/A        N/A        N/A
2013......    13.278    15.093       255          N/A        N/A        N/A
2014......    15.093    15.285       253         13.217    13.342         6
2015......    15.285    15.034       266         13.342    13.130         6
2016......    15.034    15.505       194         13.130    13.548         3
-----------   ------    ------       ---         ------    ------       ---
ClearBridge Variable Mid Cap
2014......    10.654    10.607         1*         N/A        N/A        N/A
2015......    10.607    10.748        14         10.763    10.756         2
2016......    10.748    11.651         4         10.756    11.666         3
-----------   ------    ------       ---         ------    ------       ---
Delaware VIP Diversified Income
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    13.728    14.479        58          N/A        N/A        N/A
2012......    14.479    15.374       134          N/A        N/A        N/A
2013......    15.374    15.057       201         11.265    11.369         4
2014......    15.057    15.705       233         11.369    11.864        14
2015......    15.705    15.394       268         11.864    11.635        25
2016......    15.394    15.797       297         11.635    11.945        29
-----------   ------    ------       ---         ------    ------       ---
Delaware VIP Emerging Markets
2010......    10.921    12.017         8          N/A        N/A        N/A
2011......    12.017     9.551        33          N/A        N/A        N/A
2012......     9.551    10.835        41          N/A        N/A        N/A
2013......    10.835    11.826        49         12.321    12.262         1*
2014......    11.826    10.779        61         12.262    11.181         3
2015......    10.779     9.127        49         11.181     9.472         7
2016......     9.127    10.308        45          9.472    10.703         6
-----------   ------    ------       ---         ------    ------       ---
Delaware VIP Limited-Term Diversified Income
2010......    11.948    11.896        13          N/A        N/A        N/A
2011......    11.896    12.121        42          N/A        N/A        N/A
2012......    12.121    12.347        39          N/A        N/A        N/A
2013......    12.347    12.104       146          N/A        N/A        N/A
2014......    12.104    12.199       139         10.392    10.455        22
2015......    12.199    12.196       139         10.455    10.458        18
2016......    12.196    12.327       148         10.458    10.575        11
-----------   ------    ------       ---         ------    ------       ---
Delaware VIP REIT
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     8.550     9.397         2          N/A        N/A        N/A
2012......     9.397    10.887         7          N/A        N/A        N/A
2013......    10.887    11.024        12         14.458    14.281         1*
2014......    11.024    14.142        32         14.281    18.329         3
2015......    14.142    14.545        40         18.329    18.861         3
2016......    14.545    15.262        38         18.861    19.801         5
-----------   ------    ------       ---         ------    ------       ---

                                      C-2

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Small Cap Value
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         11.769    11.478        11
2012...... N/A           N/A         N/A         11.478    12.926         1*
2013...... N/A           N/A         N/A         12.926    17.059         1*
2014...... N/A           N/A         N/A         17.059    17.856         6
2015...... N/A           N/A         N/A         17.856    16.552         2
2016...... N/A           N/A         N/A         16.552    21.503         5
---------- ------      ------        --------    ------    ------       ---
Delaware VIP Smid Cap Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         11.642    12.450         9
2012...... N/A           N/A         N/A         12.450    13.660         2
2013...... N/A           N/A         N/A         13.660    19.084         1*
2014...... N/A           N/A         N/A         19.084    19.456         1*
2015...... N/A           N/A         N/A         19.456    20.691         7
2016...... N/A           N/A         N/A         20.691    22.149         1*
---------- ------      ------        --------    ------    ------       ---
Delaware VIP U.S. Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         10.043    10.700        11
2012...... N/A           N/A         N/A         10.700    12.296         4
2013...... N/A           N/A         N/A         12.296    16.383         3
2014...... N/A           N/A         N/A         16.383    18.263         3
2015...... N/A           N/A         N/A         18.263    19.019         8
2016...... N/A           N/A         N/A         19.019    17.813         1*
---------- ------      ------        --------    ------    ------       ---
Delaware VIP Value
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          8.644     9.360        12
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         11.491    14.031         2
2014...... N/A           N/A         N/A         14.031    15.811         1*
2015...... N/A           N/A         N/A         15.811    15.569         3
2016...... N/A           N/A         N/A         15.569    17.639         1*
---------- ------      ------        --------    ------    ------       ---
Deutsche Alternative Asset Allocation VIP
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         13.009    13.322         1*
2014...... N/A           N/A         N/A         13.322    13.630         1*
2015...... N/A           N/A         N/A         13.630    12.625         1*
2016...... N/A           N/A         N/A         12.625    13.136         1*
---------- ------      ------        --------    ------    ------       ---
Fidelity VIP Contrafund
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         10.322     9.945         1*
2012...... N/A           N/A         N/A          9.945    11.447         4
2013...... N/A           N/A         N/A         11.447    14.856         4
2014...... N/A           N/A         N/A         14.856    16.438         5
2015...... 17.831      17.132          6         16.438    16.359         5
2016...... N/A           N/A         N/A         16.359    17.466         3
---------- ------      ------        ---         ------    ------       ---
Fidelity VIP Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         11.264    11.316         2
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A         16.949    16.780         8
2015...... N/A           N/A         N/A         16.780    17.778         1*
2016...... N/A           N/A         N/A         17.778    17.715         1*
---------- ------      ------        ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Delaware VIP Small Cap Value
2010......    10.323    11.844         8         N/A        N/A         N/A
2011......    11.844    11.580        23         N/A        N/A         N/A
2012......    11.580    13.073        25         N/A        N/A         N/A
2013......    13.073    17.297        28         N/A        N/A         N/A
2014......    17.297    18.150        31        16.502    18.075          1*
2015......    18.150    16.867        29        18.075    16.806          2
2016......    16.867    21.968        25        16.806    21.899          2
-----------   ------    ------        --        ------    ------        ---
Delaware VIP Smid Cap Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    11.763    12.610         3         N/A        N/A         N/A
2012......    12.610    13.870         5         N/A        N/A         N/A
2013......    13.870    19.427         8         N/A        N/A         N/A
2014......    19.427    19.855        15         N/A        N/A         N/A
2015......    19.855    21.168        25         N/A        N/A         N/A
2016......    21.168    22.717        25        23.434    23.694          1*
-----------   ------    ------       ---        ------    ------        ---
Delaware VIP U.S. Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.147    10.838         3         N/A        N/A         N/A
2012......    10.838    12.485         1*        N/A        N/A         N/A
2013......    12.485    16.677         1*        N/A        N/A         N/A
2014......    16.677    18.638         2         N/A        N/A         N/A
2015......    18.638    19.457         3         N/A        N/A         N/A
2016......    19.457    18.269         4         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
Delaware VIP Value
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     8.734     9.480         8         N/A        N/A         N/A
2012......     9.480    10.779         7         N/A        N/A         N/A
2013......    10.779    14.283         6         N/A        N/A         N/A
2014......    14.283    16.134        12         N/A        N/A         N/A
2015......    16.134    15.927        25         N/A        N/A         N/A
2016......    15.927    18.090        52        23.260    23.544          1*
-----------   ------    ------       ---        ------    ------        ---
Deutsche Alternative Asset Allocation VIP
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    12.874    12.392         6         N/A        N/A         N/A
2012......    12.392    13.464        13         N/A        N/A         N/A
2013......    13.464    13.477        14         N/A        N/A         N/A
2014......    13.477    13.823        16         N/A        N/A         N/A
2015......    13.823    12.835        17         N/A        N/A         N/A
2016......    12.835    13.388        12        10.967    11.599          1*
-----------   ------    ------       ---        ------    ------        ---
Fidelity VIP Contrafund
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.429    10.073        58         N/A        N/A         N/A
2012......    10.073    11.623        89         N/A        N/A         N/A
2013......    11.623    15.122       108         N/A        N/A         N/A
2014......    15.122    16.775       103        16.260    18.356          1*
2015......    16.775    16.735       116        18.356    18.322          5
2016......    16.735    17.912       113        18.322    19.620          4
-----------   ------    ------       ---        ------    ------        ---
Fidelity VIP Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......    11.412    11.488         1*        N/A        N/A         N/A
2013......    11.488    15.522         4         N/A        N/A         N/A
2014......    15.522    17.120         8         N/A        N/A         N/A
2015......    17.120    18.183        12         N/A        N/A         N/A
2016......    18.183    18.165        12        21.061    21.170          1*
-----------   ------    ------       ---        ------    ------        ---

                                      C-3

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Fidelity VIP Mid Cap
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         12.222    10.798         1*
2012...... 12.389      12.619          1*        10.798    12.259         4
2013...... 12.619      16.957          1*        12.259    16.507        14
2014...... 16.957      17.783          1*        16.507    17.346         6
2015...... 17.783      17.302          1*        17.346    16.911        14
2016...... 17.302      19.154          1*        16.911    18.758         4
---------- ------      ------        ---         ------    ------       ---
Fidelity VIP Overseas(3)
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
Franklin Income VIP
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         11.775    12.423         1*
2013...... N/A           N/A         N/A         12.423    14.028         1*
2014...... 15.692      15.059          7         14.028    14.544         1*
2015...... 15.059      13.844         12         14.544    13.397         1*
2016...... 13.844      15.612         14         13.397    15.139         1*
---------- ------      ------        ---         ------    ------       ---
Franklin Mutual Shares VIP
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          9.024     8.850         2
2012...... N/A           N/A         N/A          8.850    10.020         5
2013...... N/A           N/A         N/A         10.020    12.736         5
2014...... N/A           N/A         N/A         12.736    13.521         5
2015...... N/A           N/A         N/A         13.521    12.738         2
2016...... N/A           N/A         N/A         12.738    14.652         2
---------- ------      ------        ---         ------    ------       ---
FTVIPT Franklin Small-Mid Cap Growth Securities(4)
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
Invesco V.I. International Growth
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
JPMorgan Insurance Trust Global Allocation
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
LVIP American Century Select Mid Cap Managed Volatility
2014...... 10.830      11.253          1*        10.136    11.275         1*
2015...... N/A           N/A         N/A         11.275    10.700         1*
2016...... N/A           N/A         N/A         10.700    12.453        10
---------- ------      ------        ---         ------    ------       ---
LVIP American Global Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         12.152    13.502        10
2013...... N/A           N/A         N/A         13.502    17.220         9
2014...... N/A           N/A         N/A         17.220    17.385         4
2015...... N/A           N/A         N/A         17.385    18.362         6
2016...... N/A           N/A         N/A         18.362    18.240         5
---------- ------      ------        ---         ------    ------       ---
LVIP American Global Small Capitalization
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         10.602    11.914         1*
2013...... N/A           N/A         N/A         11.914    15.088        10
2014...... N/A           N/A         N/A         15.088    15.206         6
2015...... 14.720      14.883          4         15.206    15.047        14
2016...... N/A           N/A         N/A         15.047    15.163         6
---------- ------      ------        ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

Fidelity VIP Mid Cap
2010......    11.320    12.348         8          N/A        N/A        N/A
2011......    12.348    10.937        42          N/A        N/A        N/A
2012......    10.937    12.448        51          N/A        N/A        N/A
2013......    12.448    16.804        53         15.334    16.186         1*
2014......    16.804    17.702        52         16.186    17.060         1*
2015......    17.702    17.301        67         17.060    16.682         2
2016......    17.301    19.238        68         16.682    18.559         3
-----------   ------    ------        --         ------    ------       ---
Fidelity VIP Overseas(3)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.643     7.920         2          N/A        N/A        N/A
2012......     7.920     9.472         1*         N/A        N/A        N/A
2013......     9.472    10.610         1*         N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
Franklin Income VIP
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.080    11.270         3          N/A        N/A        N/A
2012......    11.270    12.614        25          N/A        N/A        N/A
2013......    12.614    14.280        19          N/A        N/A        N/A
2014......    14.280    14.842        48          N/A        N/A        N/A
2015......    14.842    13.706        60          N/A        N/A        N/A
2016......    13.706    15.526        49          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
Franklin Mutual Shares VIP
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.117     8.964        45          N/A        N/A        N/A
2012......     8.964    10.174        86          N/A        N/A        N/A
2013......    10.174    12.965        85         14.889    15.416         1*
2014......    12.965    13.798        92         15.416    16.415         2
2015......    13.798    13.032        81         16.415    15.512         8
2016......    13.032    15.027        74         15.512    17.895         5
-----------   ------    ------       ---         ------    ------       ---
FTVIPT Franklin Small-Mid Cap Growth
Securities(4)
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
Invesco V.I. International Growth
2014......    10.285     9.671        14          9.401     9.674         3
2015......     9.671     9.357        14          9.674     9.365         3
2016......     9.357     9.232        26          9.365     9.244         2
-----------   ------    ------       ---         ------    ------       ---
JPMorgan Insurance Trust Global Allocation
2015......     9.423     9.482        24          N/A        N/A        N/A
2016......     9.482     9.971        16          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP American Century Select Mid Cap Managed Volatility
2014......    10.354    11.303         8         10.424    11.309         1*
2015......    11.303    10.754        34         11.309    10.765         1*
2016......    10.754    12.547        43         10.765    12.566         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP American Global Growth
2010......    11.484    12.422         8          N/A        N/A        N/A
2011......    12.422    11.199         8          N/A        N/A        N/A
2012......    11.199    13.586         6          N/A        N/A        N/A
2013......    13.586    17.370        10         16.444    17.401         1*
2014......    17.370    17.580        13         17.401    17.619         1*
2015......    17.580    18.615        39         17.619    18.674         1*
2016......    18.615    18.538        22         18.674    18.604         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP American Global Small Capitalization
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.810    10.248         2          N/A        N/A        N/A
2012......    10.248    11.989         6          N/A        N/A        N/A
2013......    11.989    15.221         6          N/A        N/A        N/A
2014......    15.221    15.378        11          N/A        N/A        N/A
2015......    15.378    15.256        22         17.570    15.298         1*
2016......    15.256    15.412        13         15.298    15.462         2
-----------   ------    ------       ---         ------    ------       ---

                                      C-4

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP American Growth
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A         12.528    13.770         2
2013...... N/A            N/A        N/A         13.770    17.693         4
2014...... N/A            N/A        N/A         17.693    18.960         7
2015...... N/A            N/A        N/A         18.960    20.006        14
2016...... 19.586       21.352        10         20.006    21.631         7
---------- ------       ------       ---         ------    ------       ---
LVIP American Growth-Income
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A         12.887    13.718         2
2013...... N/A            N/A        N/A         13.718    18.084         4
2014...... 18.990       19.584         4         18.084    19.762         9
2015...... 19.584       19.587         5         19.762    19.804        10
2016...... 19.587       21.534        10         19.804    21.816        10
---------- ------       ------       ---         ------    ------       ---
LVIP American International
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A         12.299    10.442         1*
2012...... N/A            N/A        N/A         10.442    12.154         3
2013...... N/A            N/A        N/A         12.154    14.593         4
2014...... N/A            N/A        N/A         14.593    14.028        10
2015...... N/A            N/A        N/A         14.028    13.230        10
2016...... N/A            N/A        N/A         13.230    13.524        10
---------- ------       ------       ---         ------    ------       ---
LVIP Baron Growth Opportunities
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A         10.651    10.980         1*
2012...... N/A            N/A        N/A         10.980    12.867         9
2013...... N/A            N/A        N/A         12.867    17.861         9
2014...... N/A            N/A        N/A         17.861    18.560         3
2015...... 18.829       19.280         3         18.560    17.516         3
2016...... N/A            N/A        N/A         17.516    18.326         3
---------- ------       ------       ---         ------    ------       ---
LVIP BlackRock Dividend Value Managed Volatility
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A          N/A        N/A        N/A
2013...... N/A            N/A        N/A         11.109    11.858         3
2014...... N/A            N/A        N/A         11.858    12.131         7
2015...... N/A            N/A        N/A         12.131    11.410         3
2016...... N/A            N/A        N/A         11.410    12.628         8
---------- ------       ------       ---         ------    ------       ---
LVIP BlackRock Emerging Markets Managed Volatility(6)
2012...... N/A            N/A        N/A          N/A        N/A        N/A
2013...... N/A            N/A        N/A          9.802    10.014         1*
2014...... 10.371        9.371         1*        10.014     9.415         7
2015...... N/A            N/A        N/A          9.415     7.911         7
2016...... N/A            N/A        N/A          7.911     8.368         9
---------- ------       ------       ---         ------    ------       ---
LVIP BlackRock Global Allocation V.I. Managed Risk
2013...... N/A            N/A        N/A          9.929    10.454         1*
2014...... 10.381       10.269         1*        10.454    10.303         7
2015...... N/A            N/A        N/A         10.303     9.736         3
2016...... N/A            N/A        N/A          9.736     9.889         3
---------- ------       ------       ---         ------    ------       ---
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016...... N/A            N/A        N/A         10.280    10.181        26
---------- ------       ------       ---         ------    ------       ---
LVIP BlackRock Inflation Protected Bond
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A         10.143    11.246        60
2012...... 11.319       11.780         1*        11.246    11.842        33
2013...... 11.780       10.652         1*        11.842    10.730         7
2014...... 10.652       10.839         2         10.730    10.940        10
2015...... 10.839       10.397         2         10.940    10.515        10
2016...... 10.397       10.626         2         10.515    10.767        10
---------- ------       ------       ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP American Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.539    11.875        31          N/A        N/A        N/A
2012......    11.875    13.857        34          N/A        N/A        N/A
2013......    13.857    17.849        32        17.100     17.880         1*
2014......    17.849    19.176        35        17.880     19.218         3
2015......    19.176    20.283        50        19.218     20.339         4
2016......    20.283    21.986        54        20.339     22.057         3
-----------   ------    ------       ---        ------     ------       ---
LVIP American Growth-Income
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    12.221    11.871         5          N/A        N/A        N/A
2012......    11.871    13.804        11          N/A        N/A        N/A
2013......    13.804    18.243        26        17.384     18.275         1*
2014......    18.243    19.985        31        18.275     20.029         1*
2015......    19.985    20.078        53          N/A        N/A        N/A
2016......    20.078    22.173        44        19.770     22.241         2
-----------   ------    ------       ---        ------     ------       ---
LVIP American International
2010......    11.774    12.315         8          N/A        N/A        N/A
2011......    12.315    10.482        36          N/A        N/A        N/A
2012......    10.482    12.232        40          N/A        N/A        N/A
2013......    12.232    14.724        56          N/A        N/A        N/A
2014......    14.724    14.189        63        14.188     14.221         6
2015......    14.189    13.415        60        14.221     13.452         2
2016......    13.415    13.748        45        13.452     13.792         3
-----------   ------    ------       ---        ------     ------       ---
LVIP Baron Growth Opportunities
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.761    11.121         8          N/A        N/A        N/A
2012......    11.121    13.065        20          N/A        N/A        N/A
2013......    13.065    18.181        25          N/A        N/A        N/A
2014......    18.181    18.940        27        18.795     20.533         3
2015......    18.940    17.919        31        20.533     19.436         2
2016......    17.919    18.795        31        19.436     20.396         1*
-----------   ------    ------       ---        ------     ------       ---
LVIP BlackRock Dividend Value Managed
Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.204     8.887        18          N/A        N/A        N/A
2012......     8.887    10.303        37          N/A        N/A        N/A
2013......    10.303    12.071        86        13.421     14.735         2
2014......    12.071    12.380        99        14.735     15.120         7
2015......    12.380    11.673       126        15.120     14.264         2
2016......    11.673    12.951       185        14.264     15.834         2
-----------   ------    ------       ---        ------     ------       ---
LVIP BlackRock Emerging Markets Managed Volatility(6)
2012......    10.237    11.008        10          N/A        N/A        N/A
2013......    11.008    10.048        39        10.076     10.055         1*
2014......    10.048     9.470        71        10.055      9.482         7
2015......     9.470     7.977       109         9.482      7.991         7
2016......     7.977     8.458       126         7.991      8.476         5
-----------   ------    ------       ---        ------     ------       ---
LVIP BlackRock Global Allocation V.I. Managed Risk
2013......     9.819    10.471        88          N/A        N/A        N/A
2014......    10.471    10.345       259          N/A        N/A        N/A
2015......    10.345     9.800       332          N/A        N/A        N/A
2016......     9.800     9.980       331         9.702      9.998         2
-----------   ------    ------       ---        ------     ------       ---
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016......    10.048    10.197        59          N/A        N/A        N/A
-----------   ------    ------       ---        ------     ------       ---
LVIP BlackRock Inflation Protected Bond
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.159    11.292        37          N/A        N/A        N/A
2012......    11.292    11.919        54          N/A        N/A        N/A
2013......    11.919    10.827        57          N/A        N/A        N/A
2014......    10.827    11.067        58          N/A        N/A        N/A
2015......    11.067    10.664        60          N/A        N/A        N/A
2016......    10.664    10.947        74          N/A        N/A        N/A
-----------   ------    ------       ---        ------     ------       ---

                                      C-5

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016...... N/A            N/A        N/A          N/A        N/A        N/A
---------- ------         ---        --------     --         ---        ---
LVIP BlackRock U.S. Opportunities Managed Volatility(7)
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          N/A        N/A        N/A
---------- ------         ---        --------     --         ---        ---
LVIP Blended Core Equity Managed Volatility
2014...... N/A            N/A        N/A         10.639    10.501         2
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          9.710    10.731         3
---------- ------         ---        --------    ------    ------       ---
LVIP Blended Large Cap Growth Managed Volatility
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A         11.297    11.414         2
2013...... N/A            N/A        N/A         11.414    14.160         4
2014...... N/A            N/A        N/A         14.160    14.748         6
2015...... N/A            N/A        N/A         14.748    14.774         1*
2016...... N/A            N/A        N/A         14.774    14.414         2
---------- ------         ---        --------    ------    ------       ---
LVIP Blended Mid Cap Managed Volatility
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A          N/A        N/A        N/A
2013...... N/A            N/A        N/A         11.598    12.069         3
2014...... 10.614       10.891         4         12.069    11.058        12
2015...... N/A            N/A        N/A         11.058    10.473         8
2016...... N/A            N/A        N/A         10.473    10.586        11
---------- ------       ------       ---         ------    ------       ---
LVIP Clarion Global Real Estate
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          7.517     6.787         2
2012...... N/A            N/A        N/A          6.787     8.366         3
2013...... N/A            N/A        N/A          8.366     8.543         4
2014...... N/A            N/A        N/A          8.543     9.618         4
2015...... N/A            N/A        N/A          9.618     9.392         1*
2016...... N/A            N/A        N/A          9.392     9.396         1*
---------- ------       ------       ---         ------    ------       ---
LVIP ClearBridge Large Cap Managed Volatility
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          N/A        N/A        N/A
---------- ------       ------       ---         ------    ------       ---
LVIP Delaware Bond
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... 13.766       14.255         1*        13.625    14.097         5
2013...... 14.255       13.727         1*        14.097    13.601        13
2014...... 13.727       14.337         2         13.601    14.235        18
2015...... 14.337       14.185         7         14.235    14.112        10
2016...... 14.185       14.362         1*        14.112    14.317        21
---------- ------       ------       ---         ------    ------       ---
LVIP Delaware Diversified Floating Rate
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A         10.223    10.246         1*
2013...... N/A            N/A        N/A         10.246    10.206         4
2014...... 10.173       10.058         6         10.206    10.151         4
2015...... 10.058        9.851         3         10.151     9.963         3
2016...... N/A            N/A        N/A          9.963    10.071         7
---------- ------       ------       ---         ------    ------       ---
LVIP Delaware Social Awareness
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          9.412     9.355         1*
2012...... N/A            N/A        N/A          9.355    10.651         1*
2013...... N/A            N/A        N/A         10.651    14.272         1*
2014...... N/A            N/A        N/A         14.272    16.237         9
2015...... N/A            N/A        N/A         16.237    15.930         1*
2016...... N/A            N/A        N/A         15.930    16.776         1*
---------- ------       ------       ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016......    10.091    10.483         7         N/A        N/A         N/A
-----------   ------    ------         -        ------    ------        ---
LVIP BlackRock U.S. Opportunities Managed Volatility(7)
2015......     9.919     9.047         8         N/A        N/A         N/A
2016......     9.047     9.528        21         N/A        N/A         N/A
-----------   ------    ------        --        ------    ------        ---
LVIP Blended Core Equity Managed Volatility
2014......    10.166    10.527         4         N/A        N/A         N/A
2015......    10.527    10.016        43         N/A        N/A         N/A
2016......    10.016    10.812        55        10.248    10.829          1*
-----------   ------    ------        --        ------    ------        ---
LVIP Blended Large Cap Growth Managed
Volatility
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......    11.447    11.590        15         N/A        N/A         N/A
2013......    11.590    14.415        34        13.402    14.823          2
2014......    14.415    15.050        41        14.823    15.484          3
2015......    15.050    15.115        63        15.484    15.559          3
2016......    15.115    14.783        94        15.559    15.225          3
-----------   ------    ------       ---        ------    ------        ---
LVIP Blended Mid Cap Managed Volatility
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.264     9.399         4         N/A        N/A         N/A
2012......     9.399     9.919        11         N/A        N/A         N/A
2013......     9.919    12.271        40         N/A        N/A         N/A
2014......    12.271    11.271        69        14.411    13.387          1*
2015......    11.271    10.701        84        13.387    12.716          1*
2016......    10.701    10.845       140        12.716    12.894          1*
-----------   ------    ------       ---        ------    ------        ---
LVIP Clarion Global Real Estate
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     7.586     6.866        16         N/A        N/A         N/A
2012......     6.866     8.485        30         N/A        N/A         N/A
2013......     8.485     8.686        34        13.320    13.445          1*
2014......     8.686     9.804        37        13.445    15.182         10
2015......     9.804     9.597        33        15.182    14.870         10
2016......     9.597     9.625        30        14.870    14.920          8
-----------   ------    ------       ---        ------    ------        ---
LVIP ClearBridge Large Cap Managed Volatility
2015......     9.735     9.305        22         N/A        N/A         N/A
2016......     9.305     9.561        35         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
LVIP Delaware Bond
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    12.726    13.562        30         N/A        N/A         N/A
2012......    13.562    14.314        89         N/A        N/A         N/A
2013......    14.314    13.845        65        11.234    11.261          4
2014......    13.845    14.526       144        11.261    11.821          4
2015......    14.526    14.437       285        11.821    11.754          4
2016......    14.437    14.683       327        11.754    11.960          6
-----------   ------    ------       ---        ------    ------        ---
LVIP Delaware Diversified Floating Rate
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.100     9.986        51         N/A        N/A         N/A
2012......     9.986    10.314        78         N/A        N/A         N/A
2013......    10.314    10.299       182        10.269    10.318          6
2014......    10.299    10.269       199        10.318    10.293         17
2015......    10.269    10.104       228        10.293    10.132         17
2016......    10.104    10.240       211        10.132    10.273         16
-----------   ------    ------       ---        ------    ------        ---
LVIP Delaware Social Awareness
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
2014......    16.105    16.570         1*        N/A        N/A         N/A
2015......     N/A        N/A        N/A         N/A        N/A         N/A
2016......    14.495    17.204         2         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---

                                      C-6

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Delaware Special Opportunities
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A          N/A        N/A        N/A
2013...... N/A            N/A        N/A          N/A        N/A        N/A
2014...... N/A            N/A        N/A         13.551    14.252         1*
2015...... N/A            N/A        N/A         14.252    14.112         1*
2016...... N/A            N/A        N/A         14.112    16.780         7
---------- ------         ---        ---         ------    ------       ---
LVIP Dimensional International Core Equity
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          N/A        N/A        N/A
---------- ------         ---        ---         ------    ------       ---
LVIP Dimensional International Equity Managed Volatility
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A          9.133     9.789         1*
2013...... N/A            N/A        N/A          9.789    11.140         1*
2014...... 11.460       10.113        11         11.140    10.186         1*
2015...... 10.113        9.581         5         10.186     9.670         1*
2016...... N/A            N/A        N/A          9.670     9.748         1*
---------- ------       ------       ---         ------    ------       ---
LVIP Dimensional U.S. Core Equity 1
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A          N/A        N/A        N/A
2013...... N/A            N/A        N/A          N/A        N/A        N/A
2014...... N/A            N/A        N/A         15.161    15.502         3
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          N/A        N/A        N/A
---------- ------       ------       ---         ------    ------       ---
LVIP Dimensional U.S. Core Equity 2
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          N/A        N/A        N/A
---------- ------       ------       ---         ------    ------       ---
LVIP Dimensional U.S. Equity Managed Volatility
2011...... N/A            N/A        N/A          N/A        N/A        N/A
2012...... N/A            N/A        N/A          N/A        N/A        N/A
2013...... N/A            N/A        N/A          N/A        N/A        N/A
2014...... 14.224       14.311         8         14.370    14.415         1*
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A         13.062    14.464         3
---------- ------       ------       ---         ------    ------       ---
LVIP Dimensional/Vanguard Total Bond
2011...... N/A            N/A        N/A         10.078    10.389         1*
2012...... N/A            N/A        N/A         10.389    10.655         4
2013...... N/A            N/A        N/A         10.655    10.242         6
2014...... 10.422       10.519         1*        10.242    10.596        11
2015...... N/A            N/A        N/A         10.596    10.508         6
2016...... N/A            N/A        N/A         10.508    10.605        13
---------- ------       ------       ---         ------    ------       ---
LVIP Franklin Templeton Global Equity Managed Volatility
2010...... N/A            N/A        N/A          N/A        N/A        N/A
2011...... N/A            N/A        N/A          8.079     7.739         1*
2012...... N/A            N/A        N/A          7.739     9.273        14
2013...... N/A            N/A        N/A          9.273    10.995         9
2014...... N/A            N/A        N/A         10.995    10.653        18
2015...... N/A            N/A        N/A         10.653     9.686         9
2016...... N/A            N/A        N/A          9.686     9.807        10
---------- ------       ------       ---         ------    ------       ---
LVIP Franklin Templeton Value Managed Volatility
2014...... N/A            N/A        N/A         10.025    10.340         1*
2015...... N/A            N/A        N/A          N/A        N/A        N/A
2016...... N/A            N/A        N/A          9.398    10.363         1*
---------- ------       ------       ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Delaware Special Opportunities
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.636     9.044         3          N/A        N/A        N/A
2012......     9.044    10.291         3          N/A        N/A        N/A
2013......    10.291    13.631         5          N/A        N/A        N/A
2014......    13.631    14.525         5          N/A        N/A        N/A
2015......    14.525    14.418        34          N/A        N/A        N/A
2016......    14.418    17.187        35          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP Dimensional International Core Equity
2015......     9.591     9.027         1*         8.751     9.030         4
2016......     9.027     9.349        12          9.030     9.357        10
-----------   ------    ------       ---          -----     -----       ---
LVIP Dimensional International Equity Managed Volatility
2011......     8.674     8.350         3          N/A        N/A        N/A
2012......     8.350     9.828         9          N/A        N/A        N/A
2013......     9.828    11.213        19         10.384    11.228         3
2014......    11.213    10.279        83         11.228    10.297         3
2015......    10.279     9.782       101         10.297     9.805         5
2016......     9.782     9.886       122          9.805     9.914         6
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Core Equity 1
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.355     9.372         1*         N/A        N/A        N/A
2012......     9.372    10.701         1*         N/A        N/A        N/A
2013......    10.701    14.118         1*         N/A        N/A        N/A
2014......    14.118    15.818         1*         N/A        N/A        N/A
2015......    15.818    15.346         1*        17.606    18.114         8
2016......    15.346    17.382        11         18.114    20.528        11
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Core Equity 2
2015......     9.404     9.423         1*         N/A        N/A        N/A
2016......     9.423    10.904        29          9.737    10.913         6
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional U.S. Equity Managed Volatility
2011......     8.431     9.412         4          N/A        N/A        N/A
2012......     9.412    10.951        36          N/A        N/A        N/A
2013......    10.951    14.020        58         12.888    14.038         4
2014......    14.020    14.546       213         14.038    14.573         4
2015......    14.546    13.319       208         14.573    13.350         1*
2016......    13.319    14.669       225         13.350    14.711         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Dimensional/Vanguard Total Bond
2011......    10.339    10.406         7          N/A        N/A        N/A
2012......    10.406    10.698        41          N/A        N/A        N/A
2013......    10.698    10.309        62         10.368    10.323         5
2014......    10.309    10.692       337         10.323    10.712         5
2015......    10.692    10.630       350         10.712    10.655         1*
2016......    10.630    10.756       369         10.655    10.787        16
-----------   ------    ------       ---         ------    ------       ---
LVIP Franklin Templeton Global Equity Managed
Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     8.152     7.829         7          N/A        N/A        N/A
2012......     7.829     9.405        32          N/A        N/A        N/A
2013......     9.405    11.178       111         14.522    15.494         2
2014......    11.178    10.858       145         15.494    15.058         2
2015......    10.858     9.897       123         15.058    13.732         2
2016......     9.897    10.045        97         13.732    13.945         2
-----------   ------    ------       ---         ------    ------       ---
LVIP Franklin Templeton Value Managed Volatility
2014......    10.302    10.365        11         10.255    10.371         4
2015......    10.365     9.471        56         10.371     9.481         4
2016......     9.471    10.440        76          9.481    10.456         4
-----------   ------    ------       ---         ------    ------       ---

                                      C-7

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Global Conservative Allocation Managed Risk
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         12.314    13.006        57
2013...... N/A           N/A         N/A         13.006    14.111        63
2014...... N/A           N/A         N/A         14.111    14.744        66
2015...... N/A           N/A         N/A         14.744    14.286        64
2016...... N/A           N/A         N/A         14.286    14.830        58
---------- ------      ------        --------    ------    ------       ---
LVIP Global Growth Allocation Managed Risk
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... 11.545      11.697          2         10.354    11.064        57
2013...... N/A           N/A         N/A         11.064    12.419       105
2014...... 13.544      13.375          1*        12.419    12.702       122
2015...... N/A           N/A         N/A         12.702    12.094       149
2016...... N/A           N/A         N/A         12.094    12.523       178
---------- ------      ------        ---         ------    ------       ---
LVIP Global Income
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         11.623    11.615         2
2012...... 11.919      12.279          1*        11.615    12.365         6
2013...... 12.279      11.773          1*        12.365    11.879        37
2014...... 11.773      11.840          6         11.879    11.971        24
2015...... 11.840      11.445          1*        11.971    11.595        20
2016...... 11.445      11.349          1*        11.595    11.521        20
---------- ------      ------        ---         ------    ------       ---
LVIP Global Moderate Allocation Managed Risk
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... 12.486      12.643          2         11.340    12.088        77
2013...... N/A           N/A         N/A         12.088    13.367       137
2014...... N/A           N/A         N/A         13.367    13.762       136
2015...... N/A           N/A         N/A         13.762    13.145       140
2016...... N/A           N/A         N/A         13.145    13.559        99
---------- ------      ------        ---         ------    ------       ---
LVIP Government Money Market
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A         10.368    10.278         1*
2012...... N/A           N/A         N/A         10.278    10.189         2
2013...... N/A           N/A         N/A         10.189    10.100         1*
2014...... N/A           N/A         N/A         10.100    10.012         1*
2015...... N/A           N/A         N/A         10.012     9.924         1*
2016...... N/A           N/A         N/A          9.924     9.838         1*
---------- ------      ------        ---         ------    ------       ---
LVIP Invesco Diversified Equity-Income Managed Volatility
2014...... N/A           N/A         N/A          9.954    10.305         1*
2015...... N/A           N/A         N/A         10.305     9.684         2
2016...... N/A           N/A         N/A          9.684    10.629         2
---------- ------      ------        ---         ------    ------       ---
LVIP Invesco Select Equity Managed Volatility
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
LVIP JPMorgan High Yield
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         12.744    13.198         2
2014...... N/A           N/A         N/A         13.198    13.418         3
2015...... N/A           N/A         N/A         13.418    12.743         3
2016...... N/A           N/A         N/A         12.743    14.267         3
---------- ------      ------        ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP Global Conservative Allocation Managed
Risk
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.814    12.140         16         N/A        N/A        N/A
2012......    12.140    13.207        152        11.681    12.057        32
2013......    13.207    14.365        118         N/A        N/A        N/A
2014......    14.365    15.047        137        13.683    13.750         4
2015......    15.047    14.615        116        13.750    13.363         4
2016......    14.615    15.211        106        13.363    13.914         2
-----------   ------    ------       ----        ------    ------       ---
LVIP Global Growth Allocation Managed Risk
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......    10.475    11.234        553         N/A        N/A        N/A
2013......    11.234    12.642      1,473         N/A        N/A        N/A
2014......    12.642    12.962       1539         N/A        N/A        N/A
2015......    12.962    12.372       1447        14.012    13.316         4
2016......    12.372    12.844       1224        13.316    13.830         1*
-----------   ------    ------      -----        ------    ------       ---
LVIP Global Income
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.673    11.694         44         N/A        N/A        N/A
2012......    11.694    12.481         78         N/A        N/A        N/A
2013......    12.481    12.020        103        11.041    11.096         2
2014......    12.020    12.143        120        11.096    11.215        13
2015......    12.143    11.791        136        11.215    10.895        21
2016......    11.791    11.745        128        10.895    10.858        19
-----------   ------    ------      -----        ------    ------       ---
LVIP Global Moderate Allocation Managed Risk
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.272    11.301          2         N/A        N/A        N/A
2012......    11.301    12.274        329         N/A        N/A        N/A
2013......    12.274    13.607        754        13.074    13.384        13
2014......    13.607    14.044       1028        13.384    13.821        26
2015......    14.044    13.448       1005        13.821    13.241        25
2016......    13.448    13.905        836        13.241    13.699        22
-----------   ------    ------      -----        ------    ------       ---
LVIP Government Money Market
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.475    10.410         20         N/A        N/A        N/A
2012......    10.410    10.346         35         N/A        N/A        N/A
2013......    10.346    10.281         86         9.815     9.796        26
2014......    10.281    10.217         27         9.796     9.740         1*
2015......    10.217    10.153         43         9.740     9.681         3
2016......    10.153    10.090        140         9.681     9.626         2
-----------   ------    ------      -----        ------    ------       ---
LVIP Invesco Diversified Equity-Income Managed Volatility
2014......    10.018    10.321          2         N/A        N/A        N/A
2015......    10.321     9.724         28         N/A        N/A        N/A
2016......     9.724    10.700         58         9.948    10.715         1*
-----------   ------    ------      -----        ------    ------       ---
LVIP Invesco Select Equity Managed Volatility
2014......    10.282    10.381          2        10.100    10.386         2
2015......    10.381     9.395         21        10.386     9.404         2
2016......     9.395     9.881         19         N/A        N/A        N/A
-----------   ------    ------      -----        ------    ------       ---
LVIP JPMorgan High Yield
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.869    11.073          3         N/A        N/A        N/A
2012......    11.073    12.611         17         N/A        N/A        N/A
2013......    12.611    13.318         34        13.272    13.343         1*
2014......    13.318    13.574         28        13.343    13.605         1*
2015......    13.574    12.923         57        13.605    12.959         1*
2016......    12.923    14.505         41        12.959    14.553         4
-----------   ------    ------      -----        ------    ------       ---

                                      C-8

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP JPMorgan Select Mid Cap Value Managed Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          9.973    10.173        11
2013......     N/A        N/A        N/A         10.173    12.488         3
2014......    12.419    13.160         1*        12.488    13.347        13
2015......     N/A        N/A        N/A         13.347    12.174         9
2016......     N/A        N/A        N/A         12.174    13.238        12
----------    ------    ------       ---         ------    ------       ---
LVIP MFS International Equity Managed Volatility
2013......     N/A        N/A        N/A          9.823    10.092         1*
2014......     N/A        N/A        N/A         10.092     9.266         2
2015......     N/A        N/A        N/A          9.266     9.171         1*
2016......     N/A        N/A        N/A          9.171     8.948         4
----------    ------    ------       ---         ------    ------       ---
LVIP MFS International Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     8.393     8.825         2          8.394     8.925         2
2013......     8.825     9.892         2          8.925    10.024         2
2014......     9.892     9.266         2         10.024     9.408         2
2015......     9.266     9.261         2          9.408     9.422         2
2016......     9.261     9.288         2          9.422     9.468         2
----------    ------    ------       ---         ------    ------       ---
LVIP MFS Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A         10.592    13.144         3
2014......     N/A        N/A        N/A         13.144    14.359         4
2015......     N/A        N/A        N/A         14.359    14.118         5
2016......     N/A        N/A        N/A         14.118    15.919         6
----------    ------    ------       ---         ------    ------       ---
LVIP Mondrian International Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A          9.980    10.857         1*
2014......     N/A        N/A        N/A         10.857    10.462         1*
2015......     N/A        N/A        N/A         10.462     9.952         2
2016......     N/A        N/A        N/A          9.952    10.234         2
----------    ------    ------       ---         ------    ------       ---
LVIP Multi-Manager Global Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A          N/A        N/A        N/A
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ---
LVIP PIMCO Low Duration Bond
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......     N/A        N/A        N/A         10.023     9.994        42
2016......     N/A        N/A        N/A          9.994    10.139        37
----------    ------    ------       ---         ------    ------       ---
LVIP Select Core Equity Managed Volatility
2013......     N/A        N/A        N/A          N/A        N/A        N/A
2014......     N/A        N/A        N/A         11.242    11.644         2
2015......     N/A        N/A        N/A         11.644    10.946         1*
2016......     N/A        N/A        N/A          N/A        N/A        N/A
----------    ------    ------       ---         ------    ------       ---
LVIP SSGA Bond Index
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     N/A        N/A        N/A          N/A        N/A        N/A
2013......     N/A        N/A        N/A         11.980    11.930         1*
2014......    12.080    12.310         1*        11.930    12.472         4
2015......     N/A        N/A        N/A         12.472    12.360         5
2016......     N/A        N/A        N/A         12.360    12.499        11
----------    ------    ------       ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP JPMorgan Select Mid Cap Value Managed
Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.401     9.152         4          N/A        N/A        N/A
2012......     9.152    10.317        21          N/A        N/A        N/A
2013......    10.317    12.697        44         13.972    15.142         1*
2014......    12.697    13.605        72         15.142    16.233         1*
2015......    13.605    12.440        97         16.233    14.851         1*
2016......    12.440    13.561       126         14.851    16.198         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP MFS International Equity Managed Volatility
2013......     9.538    10.110        10          N/A        N/A        N/A
2014......    10.110     9.307        21          N/A        N/A        N/A
2015......     9.307     9.234        78          N/A        N/A        N/A
2016......     9.234     9.032       100          9.183     9.050         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP MFS International Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     8.564     7.649         8          N/A        N/A        N/A
2012......     7.649     9.052        11          N/A        N/A        N/A
2013......     9.052    10.191         8          N/A        N/A        N/A
2014......    10.191     9.590        16          N/A        N/A        N/A
2015......     9.590     9.627        18          N/A        N/A        N/A
2016......     9.627     9.699        17         14.959    14.076         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP MFS Value
2010......     7.963     8.689        17          N/A        N/A        N/A
2011......     8.689     8.602        26          N/A        N/A        N/A
2012......     8.602     9.918        12          N/A        N/A        N/A
2013......     9.918    13.363        31          N/A        N/A        N/A
2014......    13.363    14.635        26         17.594    18.448         1*
2015......    14.635    14.425        59         18.448    18.193         4
2016......    14.425    16.307        67         18.193    20.577         3
-----------   ------    ------       ---         ------    ------       ---
LVIP Mondrian International Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     8.874     8.423        10          N/A        N/A        N/A
2012......     8.423     9.150         5          N/A        N/A        N/A
2013......     9.150    11.051         8          N/A        N/A        N/A
2014......    11.051    10.676         5          N/A        N/A        N/A
2015......    10.676    10.181         4          N/A        N/A        N/A
2016......    10.181    10.495        12         13.640    13.708         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Multi-Manager Global Equity Managed Volatility
2014......     N/A        N/A        N/A          N/A        N/A        N/A
2015......    10.147     9.103         8          N/A        N/A        N/A
2016......     9.103     9.545         7          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP PIMCO Low Duration Bond
2014......    10.008     9.960         3          N/A        N/A        N/A
2015......     9.960    10.035        77         10.059    10.044         5
2016......    10.035    10.207       118         10.044    10.220         1*
-----------   ------    ------       ---         ------    ------       ---
LVIP Select Core Equity Managed Volatility
2013......    10.152    11.122        17         10.168    11.125         3
2014......    11.122    11.692        74         11.125    11.701         5
2015......    11.692    11.018       138         11.701    11.032         5
2016......    11.018    11.627       108         11.032    11.648         4
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA Bond Index
2010......    11.524    11.435        22          N/A        N/A        N/A
2011......    11.435    12.171        24          N/A        N/A        N/A
2012......    12.171    12.527        23          N/A        N/A        N/A
2013......    12.527    12.096        31         10.863    10.813         4
2014......    12.096    12.677        48         10.813    11.338         9
2015......    12.677    12.595        95         11.338    11.270         8
2016......    12.595    12.768       117         11.270    11.430         4
-----------   ------    ------       ---         ------    ------       ---

                                      C-9

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Conservative Index Allocation
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------     --         ---        ---
LVIP SSGA Conservative Structured Allocation
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------     --         ---        ---
LVIP SSGA Developed International 150
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         10.390    11.061        11
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------    ------    ------       ---
LVIP SSGA Emerging Markets 100
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         14.421    13.491         1*
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A         13.601    10.152         1*
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        --------    ------    ------       ---
LVIP SSGA Global Tactical Allocation Managed Volatility
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          9.632    10.028         4
2013...... N/A           N/A         N/A         10.028    10.885        21
2014...... N/A           N/A         N/A         10.885    11.188        20
2015...... N/A           N/A         N/A         11.188    10.339        17
2016...... N/A           N/A         N/A         10.339    10.796         7
---------- ------      ------        --------    ------    ------       ---
LVIP SSGA International Index
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          9.581    10.388         5
2014...... N/A           N/A         N/A         10.388     9.670         6
2015...... N/A           N/A         N/A          9.670     9.442         6
2016...... N/A           N/A         N/A          9.442     9.427         6
---------- ------      ------        --------    ------    ------       ---
LVIP SSGA International Managed Volatility
2014...... N/A           N/A         N/A         10.002     9.235         1*
2015...... N/A           N/A         N/A          9.235     8.809         1*
2016...... N/A           N/A         N/A          8.809     8.398         9
---------- ------      ------        --------    ------    ------       ---
LVIP SSGA Large Cap 100
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         14.628    16.620         1*
2014...... N/A           N/A         N/A         16.620    19.179         8
2015...... 19.439      17.804          2         19.179    18.074         2
2016...... N/A           N/A         N/A         18.074    21.714         6
---------- ------      ------        ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Conservative Index Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.482    10.669         4          N/A        N/A        N/A
2012......    10.669    11.535        10          N/A        N/A        N/A
2013......    11.535    12.208        81          N/A        N/A        N/A
2014......    12.208    12.671        84          N/A        N/A        N/A
2015......    12.671    12.439        83          N/A        N/A        N/A
2016......    12.439    12.945        85          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP SSGA Conservative Structured Allocation
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    10.436    10.631        17          N/A        N/A        N/A
2012......    10.631    11.417        16          N/A        N/A        N/A
2013......    11.417    12.114         6          N/A        N/A        N/A
2014......    12.114    12.670        33          N/A        N/A        N/A
2015......    12.670    12.324        33          N/A        N/A        N/A
2016......    12.324    13.048        28          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP SSGA Developed International 150
2010......     8.950     9.590         3          N/A        N/A        N/A
2011......     9.590     8.351         4          N/A        N/A        N/A
2012......     8.351     9.405         4          N/A        N/A        N/A
2013......     9.405    11.214         5          N/A        N/A        N/A
2014......    11.214    11.214        17          N/A        N/A        N/A
2015......    11.214    10.636        19          N/A        N/A        N/A
2016......    10.636    11.567        18          N/A        N/A        N/A
-----------   ------    ------       ---          --         ---        ---
LVIP SSGA Emerging Markets 100
2010......    12.448    14.497         2          N/A        N/A        N/A
2011......    14.497    12.220         4          N/A        N/A        N/A
2012......    12.220    13.644         8          N/A        N/A        N/A
2013......    13.644    13.139        10          N/A        N/A        N/A
2014......    13.139    12.582        17          N/A        N/A        N/A
2015......    12.582    10.344        17         12.549     9.293         1*
2016......    10.344    11.835        23          9.293    10.638         5
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA Global Tactical Allocation Managed
Volatility
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.307     9.243       137          N/A        N/A        N/A
2012......     9.243    10.182       206          N/A        N/A        N/A
2013......    10.182    11.081       338          N/A        N/A        N/A
2014......    11.081    11.417       316          N/A        N/A        N/A
2015......    11.417    10.578       298          N/A        N/A        N/A
2016......    10.578    11.072       308         12.694    13.182         2
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA International Index
2010......     7.977     8.641         4          N/A        N/A        N/A
2011......     8.641     7.504         4          N/A        N/A        N/A
2012......     7.504     8.784         6          N/A        N/A        N/A
2013......     8.784    10.533        14          N/A        N/A        N/A
2014......    10.533     9.828        19         14.652    13.526         1*
2015......     9.828     9.622        42         13.526    13.248         1*
2016......     9.622     9.630        56         13.248    13.266        10
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA International Managed Volatility
2014......    10.096     9.259        11         10.157     9.264         1*
2015......     9.259     8.854        49          9.264     8.863         1*
2016......     8.854     8.462       196          8.863     8.475         7
-----------   ------    ------       ---         ------    ------       ---
LVIP SSGA Large Cap 100
2010......    10.018    11.099         5          N/A        N/A        N/A
2011......    11.099    11.255         6          N/A        N/A        N/A
2012......    11.255    12.518         6          N/A        N/A        N/A
2013......    12.518    16.851         7          N/A        N/A        N/A
2014......    16.851    19.494        25          N/A        N/A        N/A
2015......    19.494    18.417        39         20.284    18.352         1*
2016......    18.417    22.181        53         18.352    22.114         1*
-----------   ------    ------       ---         ------    ------       ---

                                      C-10

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Large Cap Managed Volatility
2013...... N/A           N/A         N/A          N/A       N/A         N/A
2014...... 10.791      11.466          1*        10.774   11.510         23
2015...... N/A           N/A         N/A         11.510   10.792         22
2016...... N/A           N/A         N/A         10.792   11.543         24
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA Moderate Index Allocation
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... N/A           N/A         N/A          N/A       N/A         N/A
2013...... N/A           N/A         N/A          N/A       N/A         N/A
2014...... N/A           N/A         N/A          N/A       N/A         N/A
2015...... N/A           N/A         N/A          N/A       N/A         N/A
2016...... N/A           N/A         N/A          N/A       N/A         N/A
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA Moderate Structured Allocation
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... N/A           N/A         N/A          N/A       N/A         N/A
2013...... N/A           N/A         N/A         12.238   12.790          8
2014...... N/A           N/A         N/A         12.790   13.347         12
2015...... N/A           N/A         N/A         13.347   12.838         14
2016...... N/A           N/A         N/A          N/A       N/A         N/A
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA Moderately Aggressive Index Allocation
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... N/A           N/A         N/A         11.366   11.632          3
2013...... N/A           N/A         N/A         11.632   13.202          3
2014...... N/A           N/A         N/A         13.202   13.574          3
2015...... N/A           N/A         N/A          N/A       N/A         N/A
2016...... N/A           N/A         N/A         12.601   13.954         14
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA Moderately Aggressive Structured Allocation
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... N/A           N/A         N/A          N/A       N/A         N/A
2013...... N/A           N/A         N/A          N/A       N/A         N/A
2014...... N/A           N/A         N/A          N/A       N/A         N/A
2015...... N/A           N/A         N/A          N/A       N/A         N/A
2016...... N/A           N/A         N/A          N/A       N/A         N/A
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA S&P 500 Index
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... 10.282      10.804          3          9.677   10.140          4
2013...... 10.804      14.070          2         10.140   13.233          4
2014...... 14.070      15.746          2         13.233   14.838          5
2015...... 15.746      15.716          2         14.838   14.840          5
2016...... 15.716      17.329          2         14.840   16.395          4
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA Small-Cap Index
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... N/A           N/A         N/A          9.641   10.073          1*
2013...... N/A           N/A         N/A         10.073   13.733         12
2014...... N/A           N/A         N/A         13.733   14.210          2
2015...... N/A           N/A         N/A         14.210   13.385          1*
2016...... N/A           N/A         N/A         13.385   15.969          7
---------- ------      ------        ---         ------   ------        ---
LVIP SSGA Small-Mid Cap 200
2010...... N/A           N/A         N/A          N/A       N/A         N/A
2011...... N/A           N/A         N/A          N/A       N/A         N/A
2012...... N/A           N/A         N/A          N/A       N/A         N/A
2013...... N/A           N/A         N/A         16.051   19.855          1*
2014...... N/A           N/A         N/A         19.855   20.472          2
2015...... N/A           N/A         N/A         20.472   18.853          2
2016...... N/A           N/A         N/A         18.853   24.245          5
---------- ------      ------        ---         ------   ------        ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA Large Cap Managed Volatility
2013......    10.170    10.950         8         N/A        N/A         N/A
2014......    10.950    11.557        56         N/A        N/A         N/A
2015......    11.557    10.863        50         N/A        N/A         N/A
2016......    10.863    11.648        57        10.887    11.670          1*
-----------   ------    ------        --        ------    ------        ---
LVIP SSGA Moderate Index Allocation
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.695    10.575        16         N/A        N/A         N/A
2012......     N/A        N/A        N/A        10.816    11.721          5
2013......    12.386    13.048         5        11.721    13.070          6
2014......    13.048    13.502        27        13.070    13.531          6
2015......    13.502    13.184        36        13.531    13.220          6
2016......    13.184    13.934        32        13.220    13.979          8
-----------   ------    ------       ---        ------    ------        ---
LVIP SSGA Moderate Structured Allocation
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.597    10.533        40         N/A        N/A         N/A
2012......    10.533    11.539        42         N/A        N/A         N/A
2013......    11.539    12.900        51        12.387    12.922          2
2014......    12.900    13.495        60        12.922    13.525          6
2015......    13.495    13.013        78        13.525    13.048          6
2016......    13.013    14.093        65        13.048    14.138          6
-----------   ------    ------       ---        ------    ------        ---
LVIP SSGA Moderately Aggressive Index
Allocation
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.833    10.463         1*        N/A        N/A         N/A
2012......    10.463    11.703         8         N/A        N/A         N/A
2013......    11.703    13.315         9         N/A        N/A         N/A
2014......    13.315    13.725        53         N/A        N/A         N/A
2015......    13.725    13.325        14         N/A        N/A         N/A
2016......    13.325    14.180         9         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
LVIP SSGA Moderately Aggressive Structured
Allocation
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    10.893    10.607        32         N/A        N/A         N/A
2012......    10.607    11.709        42         N/A        N/A         N/A
2013......    11.709    13.364        98         N/A        N/A         N/A
2014......    13.364    13.944       105         N/A        N/A         N/A
2015......    13.944    13.338       113         N/A        N/A         N/A
2016......    13.338    14.603        38         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
LVIP SSGA S&P 500 Index
2010......     7.954     8.900         6         N/A        N/A         N/A
2011......     8.900     8.984        12         N/A        N/A         N/A
2012......     8.984    10.296        15         N/A        N/A         N/A
2013......    10.296    13.470        25         N/A        N/A         N/A
2014......    13.470    15.142        25        17.696    18.954          3
2015......    15.142    15.182       100        18.954    19.013          3
2016......    15.182    16.815       145        19.013    21.069         10
-----------   ------    ------       ---        ------    ------        ---
LVIP SSGA Small-Cap Index
2010......     7.926     9.403         2         N/A        N/A         N/A
2011......     9.403     8.894         3         N/A        N/A         N/A
2012......     8.894    10.215         4         N/A        N/A         N/A
2013......    10.215    13.962         9        15.926    16.726          1*
2014......    13.962    14.483        22        16.726    17.356          1*
2015......    14.483    13.677        38        17.356    16.398          1*
2016......    13.677    16.357        52        16.398    19.621          5
-----------   ------    ------       ---        ------    ------        ---
LVIP SSGA Small-Mid Cap 200
2010......    11.946    13.815         1*        N/A        N/A         N/A
2011......    13.815    13.388         1*        N/A        N/A         N/A
2012......    13.388    15.103         2         N/A        N/A         N/A
2013......    15.103    20.130         2         N/A        N/A         N/A
2014......    20.130    20.809        13         N/A        N/A         N/A
2015......    20.809    19.211        22         N/A        N/A         N/A
2016......    19.211    24.767        31         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---

                                      C-11

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... 10.617      10.884          1*        11.125    10.920         4
2015...... N/A           N/A         N/A         10.920     9.858         3
2016...... N/A           N/A         N/A          9.858    11.245         7
---------- ------      ------        ---         ------    ------       ---
LVIP T. Rowe Price Growth Stock
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          9.352     9.093         1*
2012...... N/A           N/A         N/A          9.093    10.635         2
2013...... N/A           N/A         N/A         10.635    14.619         9
2014...... N/A           N/A         N/A         14.619    15.711        14
2015...... N/A           N/A         N/A         15.711    17.197        14
2016...... N/A           N/A         N/A         17.197    17.238         8
---------- ------      ------        ---         ------    ------       ---
LVIP T. Rowe Price Structured Mid-Cap Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         15.410    16.877         1*
2014...... N/A           N/A         N/A         16.877    18.617         9
2015...... N/A           N/A         N/A         18.617    18.791         2
2016...... N/A           N/A         N/A         18.791    19.980         3
---------- ------      ------        ---         ------    ------       ---
LVIP U.S. Growth Allocation Managed Risk
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------        ---         ------    ------       ---
LVIP Vanguard Domestic Equity ETF
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         11.866    13.796         2
2014...... N/A           N/A         N/A         13.796    15.303         2
2015...... N/A           N/A         N/A         15.303    15.082         4
2016...... N/A           N/A         N/A         15.082    16.719         3
---------- ------      ------        ---         ------    ------       ---
LVIP Vanguard International Equity ETF
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A         11.213    11.213         2
2014...... N/A           N/A         N/A         11.213    10.570         3
2015...... N/A           N/A         N/A         10.570    10.142         3
2016...... N/A           N/A         N/A         10.142    10.398         3
---------- ------      ------        ---         ------    ------       ---
LVIP VIP Mid Cap Managed Volatility(7)
2014...... N/A           N/A         N/A          9.676    10.174         1*
2015...... N/A           N/A         N/A         10.174     9.600         2
2016...... N/A           N/A         N/A          9.600    10.451         1*
---------- ------      ------        ---         ------    ------       ---
LVIP Wellington Capital Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A         10.368    10.304         2
2013...... N/A           N/A         N/A         10.304    13.854         1*
2014...... N/A           N/A         N/A         13.854    15.253         9
2015...... N/A           N/A         N/A         15.253    16.500         1*
2016...... N/A           N/A         N/A         16.500    16.328         2
---------- ------      ------        ---         ------    ------       ---
LVIP Wellington Mid-Cap Value
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          9.427     9.647        12
2013...... N/A           N/A         N/A          9.647    12.794         1*
2014...... N/A           N/A         N/A         12.794    13.696         1*
2015...... N/A           N/A         N/A         13.696    13.334         1*
2016...... N/A           N/A         N/A         13.334    14.904         1*
---------- ------      ------        ---         ------    ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013......    10.385    11.219        14          N/A        N/A        N/A
2014......    11.219    10.964        46         11.203    10.973         2
2015......    10.964     9.923        49         10.973     9.936         2
2016......     9.923    11.348        76          9.936    11.369         2
-----------   ------    ------        --         ------    ------       ---
LVIP T. Rowe Price Growth Stock
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     9.437     9.199        13          N/A        N/A        N/A
2012......     9.199    10.785        41          N/A        N/A        N/A
2013......    10.785    14.863        55          N/A        N/A        N/A
2014......    14.863    16.013        66         18.096    19.591         6
2015......    16.013    17.572        98         19.591    21.508         6
2016......    17.572    17.658        96         21.508    21.625         6
-----------   ------    ------       ---         ------    ------       ---
LVIP T. Rowe Price Structured Mid-Cap Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......    11.713    11.158         7          N/A        N/A        N/A
2012......    11.158    12.861         9          N/A        N/A        N/A
2013......    12.861    17.181        10          N/A        N/A        N/A
2014......    17.181    18.999        13          N/A        N/A        N/A
2015......    18.999    19.224        18          N/A        N/A        N/A
2016......    19.224    20.492        15          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP U.S. Growth Allocation Managed Risk
2015......    10.018     9.578        26          N/A        N/A        N/A
2016......     9.578     9.879        67          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP Vanguard Domestic Equity ETF
2011......     9.418     9.406         1*         N/A        N/A        N/A
2012......     9.406    10.735         7          N/A        N/A        N/A
2013......    10.735    13.887        14          N/A        N/A        N/A
2014......    13.887    15.443       267          N/A        N/A        N/A
2015......    15.443    15.257       258          N/A        N/A        N/A
2016......    15.257    16.956       232          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP Vanguard International Equity ETF
2011......     8.040     8.392         4          N/A        N/A        N/A
2012......     8.392     9.926         7          N/A        N/A        N/A
2013......     9.926    11.287        13          N/A        N/A        N/A
2014......    11.287    10.667        99          N/A        N/A        N/A
2015......    10.667    10.260       106          N/A        N/A        N/A
2016......    10.260    10.546        88         10.120    10.575         2
-----------   ------    ------       ---         ------    ------       ---
LVIP VIP Mid Cap Managed Volatility(7)
2014......     9.524    10.190         1*         9.653    10.193         5
2015......    10.190     9.639        18         10.193     9.647         5
2016......     9.639    10.519        17          9.647     9.362         5
-----------   ------    ------       ---         ------    ------       ---
LVIP Wellington Capital Growth
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     N/A        N/A        N/A          N/A        N/A        N/A
2012......     9.778    10.450         1*         N/A        N/A        N/A
2013......    10.450    14.085         1*         N/A        N/A        N/A
2014......    14.085    15.546         2          N/A        N/A        N/A
2015......    15.546    16.859        15          N/A        N/A        N/A
2016......    16.859    16.725        16          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---
LVIP Wellington Mid-Cap Value
2010......     N/A        N/A        N/A          N/A        N/A        N/A
2011......     8.850     7.953         8          N/A        N/A        N/A
2012......     7.953     9.784         9          N/A        N/A        N/A
2013......     9.784    13.007         6          N/A        N/A        N/A
2014......    13.007    13.959         8          N/A        N/A        N/A
2015......    13.959    13.625         5          N/A        N/A        N/A
2016......    13.625    15.267         3          N/A        N/A        N/A
-----------   ------    ------       ---         ------    ------       ---

                                      C-12

                        With EEB                          With EGMDB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

MFS (Reg. TM) VIT Growth
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... N/A           N/A         N/A          N/A        N/A        N/A
2016...... N/A           N/A         N/A        16.580     17.660         2
---------- ------      ------                   ------     ------       ---
MFS (Reg. TM) VIT Total Return(5)
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------                   ------     ------       ---
MFS (Reg. TM) VIT Total Return
2016...... N/A           N/A         N/A          N/A        N/A        N/A
---------- ------      ------                   ------     ------       ---
MFS (Reg. TM) VIT Utilities
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A        13.758     14.197         8
2013...... N/A           N/A         N/A        14.197     16.914         1*
2014...... N/A           N/A         N/A        16.914     18.852         1*
2015...... N/A           N/A         N/A        18.852     15.926         1*
2016...... N/A           N/A         N/A        15.926     17.557         1*
---------- ------      ------                   ------     ------       ---
PIMCO VIT CommodityRealReturn Strategy
2010...... N/A           N/A         N/A          N/A        N/A        N/A
2011...... N/A           N/A         N/A          N/A        N/A        N/A
2012...... N/A           N/A         N/A          N/A        N/A        N/A
2013...... N/A           N/A         N/A        12.820     12.475         1*
2014...... N/A           N/A         N/A        12.475     10.062         1*
2015...... N/A           N/A         N/A        10.062      7.412         1*
2016...... N/A           N/A         N/A         7.412      8.439         1*
---------- ------      ------                   ------     ------       ---
Templeton Global Bond VIP
2014...... N/A           N/A         N/A          N/A        N/A        N/A
2015...... 18.199      17.079          3          N/A        N/A        N/A
2016...... 17.079      17.389         13          N/A        N/A        N/A
---------- ------      ------        ---        ------     ------       ---

                        with GOP                       Account Value DB
           ---------------------------------- ----------------------------------
            Accumulation Unit                  Accumulation Unit
                  value                              value
           --------------------   Number of   --------------------   Number of
            Beginning   End of   Accumulation  Beginning   End of   Accumulation
            of period   period      Units      of period   period      Units
           ----------- -------- ------------- ----------- -------- -------------
           (Accumulation Unit value in dollars and Number of Accumulation Units
                                       in thousands)

MFS (Reg. TM) VIT Growth
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......    13.949    15.438         2         N/A        N/A         N/A
2014......    15.438    16.670         4         N/A        N/A         N/A
2015......    16.670    17.771         4         N/A        N/A         N/A
2016......    17.771    18.040         9        19.031    20.804          1*
-----------   ------    ------       ---        ------    ------        ---
MFS (Reg. TM) VIT Total Return(5)
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......     N/A        N/A        N/A         N/A        N/A         N/A
2012......     N/A        N/A        N/A         N/A        N/A         N/A
2013......     N/A        N/A        N/A         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
MFS (Reg. TM) VIT Total Return
2016......    15.355    15.525         1*        N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
MFS (Reg. TM) VIT Utilities
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    12.112    12.817         1*        N/A        N/A         N/A
2012......    12.817    14.416         4         N/A        N/A         N/A
2013......    14.416    17.218         3         N/A        N/A         N/A
2014......    17.218    19.239        14         N/A        N/A         N/A
2015......    19.239    16.294        10         N/A        N/A         N/A
2016......    16.294    18.007        10         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
PIMCO VIT CommodityRealReturn Strategy
2010......     N/A        N/A        N/A         N/A        N/A         N/A
2011......    15.526    14.262         1*        N/A        N/A         N/A
2012......    14.262    14.895         8         N/A        N/A         N/A
2013......    14.895    12.621         3         N/A        N/A         N/A
2014......    12.621    10.204        17         N/A        N/A         N/A
2015......    10.204     7.537         5         N/A        N/A         N/A
2016......     7.537     8.601         7         N/A        N/A         N/A
-----------   ------    ------       ---        ------    ------        ---
Templeton Global Bond VIP
2014......    18.729    18.371         6        18.636    18.446          3
2015......    18.371    17.466        10        18.446    17.546          3
2016......    17.466    17.863        24        17.546    17.954          4
-----------   ------    ------       ---        ------    ------        ---

*     The numbers of accumulation units less than 500 were rounded up to one.

(1)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA S&P 500 Index Fund Subaccount.

(2)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP Mondrian International Value Fund Subaccount.

(3)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA International Index Fund Subaccount.

(4)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Small-Cap Index Fund Subaccount.

(5)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Moderate Structured Allocation Fund Subaccount.

(6)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP SSGA International Managed Volatility Fund Subaccount.

(7)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP Blended Mid Cap Managed Volatility Fund Subaccount.

                                      C-13

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

Appendix D - Discontinued Death Benefits and Living Benefit Riders

The Living Benefit Riders described in this Appendix are no longer available.
This Appendix contains important information for Contractowners who purchased their contract and one of the following Living Benefit Riders.

Death Benefits
Estate Enhancement Benefit Rider (EEB Rider). The amount of Death Benefit payable under this rider is the greatest of the following amounts:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or

o the sum of all Gross Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under any version of
  Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln Market Select (Reg. TM)
  Advantage or Lincoln Max 6 SelectSM Advantage or the Maximum Annual
  Withdrawal amount under Lincoln Lifetime IncomeSM Advantage may reduce the sum of all Purchase Payments amount on a dollar for dollar basis. See Living
  Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk),
  Lincoln Market Select (Reg. TM) Advantage, Lincoln Max 6 SelectSM Advantage
  or Lincoln Lifetime IncomeSM Advantage); or

o the highest Contract Value on any contract anniversary (including the inception date) (determined before the allocation of any Gross Purchase
  Payments on that contract anniversary) prior to the 81st birthday of the deceased Contractowner, joint owner (if applicable), or Annuitant and prior to the death of the Contractowner, joint owner or Annuitant for whom a death claim is approved for payment. The highest Contract Value is adjusted for certain transactions. It is increased by Gross Purchase Payments made on or after that contract anniversary on which the highest Contract Value is obtained. It is decreased by withdrawals subsequent to that contract anniversary date in the same proportion that withdrawals reduced the
  Contract Value; or

o the current Contract Value as of the Valuation Date we approve the payment of the claim plus an amount equal to the enhancement rate times the lesser of:
     o the contract earnings; or
     o the covered earnings limit.

     Note: If there are no contract earnings, there will not be an amount provided under this item.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The enhancement rate is based on the age of the oldest Contractowner, joint owner (if applicable), or Annuitant on the date when the rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age
70 to 75, the rate is 25%. The EEB rider is not available if the oldest
Contractowner, joint owner (if applicable), or Annuitant is age 76 or older at the time the rider would become effective.

Contract earnings equal:
o the Contract Value as of the date of death of the individual for whom a death claim is approved by us for payment; minus

o the Contract Value as of the effective date of this rider (determined before the allocation of any Gross Purchase Payments on that date); minus

o each Gross Purchase Payment that is made to the contract on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus

o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

   (i)        is the Contract Value immediately prior to the withdrawal; and

   (ii)       is the amount of Purchase Payments made into the contract prior to the withdrawal.

The covered earnings limit equals 200% of:

                                      D-1

o the Contract Value as of the effective date of this rider (determined before the allocation of any Gross Purchase Payments on that date); plus

o each Gross Purchase Payment that is made to the contract on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the Contractowner, joint owner (if applicable) or Annuitant; minus

o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

   (i)        is the Contract Value immediately prior to the withdrawal; and

   (ii)       is the amount of Purchase Payments made into the contract prior to the withdrawal.

After the death of a Contractowner, if the EEB rider is in effect, the enhancement rate for future benefits will be based on the age of the older of the surviving spouse or the Annuitant at the time the EEB is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current Contract Value (after crediting any Death Benefit amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving
Annuitant is 76 or older, the EEB Death Benefit will be reduced to the EGMDB at the charge that was in effect at the time you purchased your contract.

The EEB rider may not be terminated unless you surrender the contract or the contract is in the Annuity Payout period.

Living Benefit Riders

Lincoln Lifetime IncomeSM Advantage

The Lincoln Lifetime IncomeSM Advantage rider provides minimum, guaranteed, periodic withdrawals for your life as Contractowner/
Annuitant (single life option) or for the lives of you as
Contractowner/Annuitant and your spouse as joint owner or primary Beneficiary
(joint life option) regardless of the investment performance of the contract, provided that certain conditions are met. The Contractowner, Annuitant or
Secondary Life may not be changed while this rider is in effect (except if the
Secondary Life assumes ownership of the contract upon death of the
Contractowner), including any sale or assignment of the contract as collateral.
A minimum guaranteed amount (Guaranteed Amount) is used to calculate the periodic withdrawals from your contract, but is not available as a separate benefit upon death or surrender. The Guaranteed Amount is equal to the initial
Purchase Payment (or Contract Value if elected after contract issue) increased by subsequent Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and
the step-up to 200% of the initial Guaranteed Amount (if applicable to your contract) and decreased by withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. No additional Purchase Payments are allowed if the Contract Value decreases to zero for any reason.

This rider provides annual withdrawals of 5% of the initial Guaranteed Amount called Maximum Annual Withdrawal amounts. With the single life option, you may receive Maximum Annual Withdrawal amounts for your lifetime. If you purchased the joint life option, Maximum Annual Withdrawal amounts for the lifetimes of you and your spouse are available. Withdrawals in excess of the Maximum Annual
Withdrawal amount and any withdrawals prior to age 591/2 (for the single life option) or age 65 (for the joint life option) may significantly reduce your
Maximum Annual Withdrawal amount. Withdrawals will also negatively impact the availability of the 5% Enhancement, the 200% step-up (if applicable to your contract) and Lincoln Lifetime IncomeSM Advantage Plus. These options are discussed below in detail.

An additional option, Lincoln Lifetime IncomeSM Advantage Plus, provides that on the seventh Benefit Year anniversary, provided you have not made any withdrawals, you may choose to cancel your Lincoln Lifetime IncomeSM Advantage rider and receive an increase in your Contract Value of an amount equal to the excess of your initial Guaranteed Amount (and Purchase Payments made within 90 days of rider election) over your Contract Value. This option guarantees at least a return of your initial Purchase Payment after 7 years. Lincoln Lifetime
IncomeSM Advantage Plus must have been purchased with Lincoln Lifetime IncomeSM
Advantage. Lincoln Lifetime IncomeSM Advantage Plus is discussed in detail below.

By purchasing the Lincoln Lifetime IncomeSM Advantage rider, you are limited in how you can invest in the Subaccounts in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See The
Contracts - Investment Requirements - Option 3 if you purchased Lincoln
Lifetime IncomeSM Advantage on or after January 20, 2009. See The Contracts -
Investment Requirements - Option 2 if you purchased Lincoln Lifetime IncomeSM
Advantage prior to January 20, 2009.

                                      D-2

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. These riders are fully discussed in this prospectus. There are differences between the riders in the features provided as well as the charge structure and investment options. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between
Lincoln Lifetime IncomeSM Advantage and these other riders is also included in this prospectus (see i4LIFE (Reg. TM) Advantage option). Not all riders will be available at all times.

We have designed the rider to protect you from outliving your Contract Value.
If the rider terminates or you (and your spouse, if applicable) die before your
Contract Value is reduced to zero, neither you nor your estate will receive any lifetime withdrawals from us under the rider. We limit your withdrawals to the
Maximum Annual Withdrawal amount and impose Investment Requirements in order to minimize the risk that your Contract Value will be reduced to zero before your
(or your spouse's) death.

If the rider was elected at contract issue, then the rider was effective on the contract's effective date. If the rider was elected after the contract was issued the rider became effective on the next Valuation Date following approval by us. You cannot simultaneously elect Lincoln Lifetime IncomeSM Advantage with any other Living Benefit Rider.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculation scheduled to occur on that anniversary will occur on the next Valuation Date.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a Death Benefit. The initial Guaranteed Amount varies based on when you elect the rider. If you elected the rider at the time you purchased the contract, the initial Guaranteed Amount equals your initial
Purchase Payment . If you elected the rider after we issued the contract, the initial Guaranteed Amount equals the Contract Value on the effective date of the rider. The maximum Guaranteed Amount is $10 million. This maximum takes into consideration the total guaranteed amounts under the Living Benefit Riders from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (or spouse if joint life option) are the covered life.

Additional Purchase Payments automatically increase the Guaranteed Amount by the amount of the Purchase Payment (not to exceed the maximum Guaranteed
Amount); for example, a $10,000 additional Purchase Payment will increase the
Guaranteed Amount by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. If after the first Benefit Year cumulative additional Purchase Payments equal or exceed $100,000 the charge for Lincoln
Lifetime IncomeSM Advantage will change to the then current charge in effect on the next Benefit Year anniversary. The charge will never exceed the guaranteed maximum annual charge. See Charges and Other Deductions - Rider Charges -
Lincoln Lifetime IncomeSM Advantage Charge. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason including market loss.

The following example demonstrates the impact of additional Purchase Payments on the Lincoln Lifetime IncomeSM Advantage charge:

    Initial Purchase Payment...................    $100,000
    Additional Purchase Payment in Year 2......    $ 95,000   No change to charge
    Additional Purchase Payment in Year 3......    $ 50,000   Charge will be the then current charge
    Additional Purchase Payment in Year 4......    $ 25,000   Charge will be the then current charge

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the rider is based on the Guaranteed Amount, the cost of the rider increases when additional Purchase Payments, Automatic Annual
Step-ups, 5% Enhancements and the 200% step-up (if applicable to your contract)
are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount. In addition, the charge rate may change when cumulative Purchase Payments exceed $100,000 and also when
Automatic Annual Step-ups occur as discussed below. See Charges and Other
Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage Charge.

5% Enhancement to the Guaranteed Amount. On each Benefit Year anniversary, the
Guaranteed Amount, minus Purchase Payments received in the preceding Benefit
Year, will be increased by 5% if the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) is under 86 and the rider is within the 10 year period described below. Additional Purchase Payments must be invested in the contract at least one Benefit Year before the 5% Enhancement will be made on the portion of the Guaranteed Amount equal to that Purchase
Payment. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Guaranteed Amount for purposes of receiving the 5% Enhancement on the first Benefit Year anniversary.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value including a Maximum Annual Withdrawal amount. A
5% Enhancement will occur in subsequent years after a withdrawal only under certain conditions. If you are eligible (as defined below) for the 5%
Enhancement in the next year, the enhancement will not occur until the Benefit
Year anniversary of that year.

                                      D-3

The following is an example of the impact of the 5% Enhancement on the
Guaranteed Amount :

Initial Purchase Payment = $100,000; Guaranteed Amount = $100,000

Additional Purchase Payment on day 30 = $15,000; Guaranteed Amount = $115,000

Additional Purchase Payment on day 95 = $10,000; Guaranteed Amount = $125,000

On the first Benefit Year anniversary, the Guaranteed Amount is $130,750
($115,000 x 1.05 = $120,750 + $10,000). The $10,000 Purchase Payment on day 95
is not eligible for the 5% Enhancement until the second Benefit Year anniversary.

The 5% Enhancement will be in effect for 10 years from the effective date of the rider. The 5% Enhancement will cease upon the death of the
Contractowner/Annuitant or upon the death of the survivor of the Contractowner or spouse (if joint life option is in effect) or when the oldest of these individuals reaches age 86. A new 10-year period will begin each time an
Automatic Annual Step-up to the Contract Value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Guaranteed Amount, you will not receive the 5% Enhancement. The 5%
Enhancement cannot increase the Guaranteed Amount above the maximum Guaranteed
Amount of $10 million. For riders purchased prior to January 20, 2009, the 5%
Enhancement will be in effect for 15 years from the effective date of the rider, and a new 15-year period will begin following each Automatic Annual
Step-up.

Any withdrawal from the Contract Value limits the 5% Enhancement as follows:

   a. The 5% Enhancement will not occur on any Benefit Year anniversary in which there is a withdrawal, including a Maximum Annual Withdrawal amount, from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no other withdrawals are made from the contract and the rider is within the 10-year period as long as the Contractowner/Annuitant (single life option) is 591/2 or older or the
     Contractowner and spouse (joint life option) are age 65 or older.

   b. If the Contractowner/Annuitant (single life option) is under age 591/2 or the Contractowner or spouse (joint life option) is under age 65, and a withdrawal is made from the contract, the 5% Enhancement will not occur again until an Automatic Annual Step-Up to the Contract Value (as described below) occurs.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawals section below.

If your Guaranteed Amount is increased by the 5% Enhancement on the Benefit
Year anniversary, your charge rate for the rider will not change. However, the amount you pay for the rider will increase since the charge for the rider is based on the Guaranteed Amount. See Charges and Other Deductions - Rider
Charges - Lincoln Lifetime IncomeSM Advantage Charge.

Automatic Annual Step-ups of the Guaranteed Amount. The Guaranteed Amount will automatically step-up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) are both still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary is greater than the
     Guaranteed Amount after the 5% Enhancement (if any) or 200% step-up (if any, as described below).

Each time the Guaranteed Amount is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM
Advantage Charge.

If your rider charge rate is increased upon an Automatic Annual Step-up, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate for the rider to change. This opt-out will only apply for this particular Automatic
Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. If you decline the Automatic Annual Step-up, you will receive the 200% step-up (if you are eligible as described below) or the 5% Enhancement (if you are eligible as specified above); however, a new
10-year period for 5% Enhancements will not begin. You may not decline the
Automatic Annual Step-up, if applicable, if your additional Purchase Payments would cause your charge to increase. See the earlier Guaranteed Amount section.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase Payments and issue age above 591/2 (single life) or 65 (joint life)):

                                      D-4

                                                                       Potential for   Length of 5%
                                              Contract    Guaranteed     Charge to     Enhancement
                                               Value        Amount         Change         Period
                                           ------------- ------------ --------------- -------------

      Initial Purchase Payment $50,000....   $  47,750*     $50,000         No              10
      1st Benefit Year anniversary........   $  54,000      $54,000        Yes              10
      2nd Benefit Year anniversary........   $  53,900      $56,700         No               9
      3rd Benefit Year anniversary........   $  57,000      $59,535         No               8
      4th Benefit Year anniversary........   $  64,000      $64,000        Yes              10

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Guaranteed Amount to the Contract Value of $54,000 since the increase in the Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535) and a new 10-year Enhancement Period began.

An Automatic Annual Step-up cannot increase the Guaranteed Amount beyond the maximum Guaranteed Amount of $10 million.

Step-up to 200% of the initial Guaranteed Amount. If you purchased Lincoln
Lifetime IncomeSM Advantage on or after October 5, 2009, the 200% step-up will not be available. For Contractowners who purchased Lincoln Lifetime IncomeSM
Advantage on or after January 20, 2009 but before October 5, 2009, on the
Benefit Year anniversary after you (single life) or the younger of you and your spouse (joint life) reach age 65, or the rider has been in effect for 10 years, whichever event is later, we will step-up your Guaranteed Amount to 200% of your initial Guaranteed Amount (plus any Purchase Payments made within 90 days of rider election), less any withdrawals, if this would increase your
Guaranteed Amount to an amount higher than that provided by the 5% Enhancement or the Automatic Annual Step-up for that year, if applicable. (You will not also receive the 5% Enhancement or Automatic Annual Step-up if the 200% step-up applies.) This step-up will not occur if:

   1. any withdrawal was made prior to age 591/2 (single life) or age 65
     (joint life);

   2. an Excess Withdrawal (defined below) has occurred; or

   3. cumulative withdrawals totaling more than 10% of the initial Guaranteed
     Amount (plus Purchase Payments within 90 days of rider election) have been made (even if these withdrawals were within the Maximum Annual Withdrawal amount).

   For example, assume the initial Guaranteed Amount is $200,000. A $10,000
   Maximum Annual Withdrawal was made at age 65 and at age 66. If one more
   $10,000 Maximum Annual Withdrawal was made at age 67, the step-up would not be available since withdrawals cannot exceed $20,000 (10% of $200,000).

If you purchased Lincoln Lifetime IncomeSM Advantage prior to January 20, 2009, you will not be eligible to receive the 200% step-up of the Guaranteed Amount until the Benefit Year anniversary after you (single life) or the younger of you and your spouse (joint life) reach age 70, or the rider has been in effect for 10 years, whichever event is later.

This Step-up is only available one time and it will not occur if, on the applicable Benefit Year anniversary, your Guaranteed Amount exceeds 200% of your initial Guaranteed Amount (plus Purchase Payments within 90 days of rider election). Required minimum distributions (RMDs) from qualified contracts may adversely impact this benefit because you may have to withdraw more than 10% of your initial Guaranteed Amount. See the terms governing RMDs in the Maximum
Annual Withdrawal Amount section below.

This step-up will not cause a change to the charge rate for your rider.
However, the amount you pay for the rider will increase since the charge is based on the Guaranteed Amount. See Charges and Other Deductions - Rider
Charges - Lincoln Lifetime IncomeSM Advantage Charge.

The following example demonstrates the impact of this step-up on the Guaranteed
Amount:

Initial Purchase Payment at age 55 = $200,000; Guaranteed Amount = $200,000;
Maximum Annual Withdrawal amount = $10,000.

After 10 years, at age 65, the Guaranteed Amount is $272,339 (after applicable
5% Enhancements and two $10,000 Maximum Annual Withdrawal Amounts) and the
Contract Value is $250,000. Since the Guaranteed Amount is less than $360,000
($200,000 initial Guaranteed Amount reduced by the two $10,000 withdrawals x
200%), the Guaranteed Amount is increased to $360,000.

The 200% step-up (if applicable to your contract) cannot increase the
Guaranteed Amount beyond the maximum Guaranteed Amount of $10 million.

Maximum Annual Withdrawal Amount. You may make periodic withdrawals up to the
Maximum Annual Withdrawal amount each Benefit Year for your (Contractowner)
lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as you are at least age 591/2 (single life option) or you and your spouse are both at least age 65 (joint life option) and your Maximum
Annual Withdrawal amount is greater than zero.

                                      D-5

On the effective date of the rider, the Maximum Annual Withdrawal amount is equal to 5% of the initial Guaranteed Amount. If you do not withdraw the entire
Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year.

If your Contract Value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue automatically for your life (and your spouse if applicable under joint life option) under the Maximum Annual Withdrawal Amount Annuity Payment Option
(discussed later). You may not withdraw the remaining Guaranteed Amount in a lump sum.

Note: if any withdrawal is made, the 5% Enhancement is not available during that Benefit Year and Lincoln Lifetime IncomeSM Advantage Plus is not available
(see below). Withdrawals may also negatively impact the 200% step-up (see above).

The tax consequences of withdrawals are discussed in Federal Tax Matters section of this prospectus.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your Contract Value.

The Maximum Annual Withdrawal amount will be doubled, called the Nursing Home
Enhancement, during a Benefit Year when the Contractowner/Annuitant is age
591/2 or older or the Contractowner and spouse (joint life option), are both age 65 or older, and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider (36 months or more for Contractowners who purchased this rider prior to January 20, 2009), the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Maximum Annual Withdrawal amount will be reduced by 50%
starting after the next Benefit Year anniversary.

The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications.
This does not include an assisted living or similar facility. For riders purchased on or after January 20, 2009, the admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States.

The remaining references to the 5% Maximum Annual Withdrawal amount also include the Nursing Home Enhancement Maximum Annual Withdrawal amount.

The Maximum Annual Withdrawal amount is increased by 5% of any additional
Purchase Payments . For example, if the Maximum Annual Withdrawal amount of
$2,500 (5% of $50,000 Guaranteed Amount) is in effect and an additional
Purchase Payment of $10,000 is made , the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of $10,000).

5% Enhancements, Automatic Annual Step-ups and the 200% step-up (if applicable to your contract) will cause a recalculation of the eligible Maximum Annual
Withdrawal amount to the greater of:

a. the Maximum Annual Withdrawal amount immediately prior to the 5%
     Enhancement, Automatic Annual Step-up or 200% step-up; or

b. 5% of the Guaranteed Amount on the Benefit Year anniversary.

See the chart below for examples of the recalculation.

The Maximum Annual Withdrawal amount from both Lincoln Lifetime IncomeSM
Advantage and Lincoln SmartSecurity (Reg. TM) Advantage under all Lincoln Life contracts (or contracts issued by our affiliates) applicable to you (or your spouse if joint life option) can never exceed 5% of the maximum Guaranteed
Amount.

Withdrawals after age 591/2 (Single Life Option) or age 65 (Joint Life Option).
If the cumulative amounts withdrawn from the contract during the Benefit Year
(including the current withdrawal) after age 591/2 (single life) or age 65
(joint life) are within the Maximum Annual Withdrawal amount, then:

1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

2. the Maximum Annual Withdrawal amount will remain the same.

The impact of withdrawals prior to age 591/2 or age 65 will be discussed later in this section. The following example illustrates the impact of Maximum Annual
Withdrawals on the Guaranteed Amount and the recalculation of the Maximum
Annual Withdrawal amount (assuming no additional Purchase Payments and the
Contractowner (single life) is older than 591/2 and the Contractowner and spouse (joint life) are both older than 65):

                                      D-6

                                              Contract    Guaranteed    Maximum Annual
                                               Value        Amount     Withdrawal Amount
                                           ------------- ------------ ------------------

      Initial Purchase Payment $50,000....   $  47,750*     $50,000         $2,500
      1st Benefit Year anniversary........   $  54,000      $54,000         $2,700
      2nd Benefit Year anniversary........   $  51,000      $51,300         $2,700
      3rd Benefit Year anniversary........   $  57,000      $57,000         $2,850
      4th Benefit Year anniversary........   $  64,000      $64,000         $3,200

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

The initial Maximum Annual Withdrawal amount is equal to 5% of the Guaranteed
Amount. Since withdrawals occurred each year (even withdrawals within the
Maximum Annual Withdrawal amount), the 5% Enhancement of the Guaranteed Amount was not available. However, each year the Automatic Annual Step-up occurred
(first, third and fourth Benefit Year anniversaries), the Maximum Annual
Withdrawal amount was recalculated to 5% of the current Guaranteed Amount.

Withdrawals from Individual Retirement Annuity contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum
Annual Withdrawal amount) only if the withdrawals are taken in systematic installments of the amount needed to satisfy the RMD rules under Internal
Revenue Code Section 401(a)(9). In addition, in order for this exception for
RMDs to apply, the following must occur:

1. Lincoln's automatic withdrawal service is used to calculate and pay the RMD;

2. The RMD calculation must be based only on the value in this contract;

3. No withdrawals other than RMDs are made within that Benefit Year (except as described in next paragraph); and

4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Maximum Annual
Withdrawal amount, an additional amount up to the Maximum Annual Withdrawal amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Maximum Annual
Withdrawal amount, including amounts attributed to RMDs, will be treated as
Excess Withdrawals (see below).

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Maximum Annual Withdrawal amount. When Excess Withdrawals occur:

1. The Guaranteed Amount is reduced by the same proportion that the Excess
  Withdrawal reduces the Contract Value. This means that the reduction in the
  Guaranteed Amount could be more than a dollar-for-dollar reduction.

2. The Maximum Annual Withdrawal amount will be immediately recalculated to 5%
  of the new (reduced) Guaranteed Amount (after the proportionate reduction for the Excess Withdrawal); and

3. The 200% step-up will never occur.

The following example demonstrates the impact of an Excess Withdrawal on the
Guaranteed Amount and the Maximum Annual Withdrawal amount. A $12,000 withdrawal caused a $15,182 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $85,000
Maximum Annual Withdrawal amount = $5,000 (5% of the initial Guaranteed Amount of $100,000)

After a $12,000 Withdrawal ($5,000 is within the Maximum Annual Withdrawal amount, $7,000 is the Excess Withdrawal):

The Contract Value and Guaranteed Amount are reduced dollar for dollar for the
Maximum Annual Withdrawal amount of $5,000:

Contract Value = $55,000
Guaranteed Amount = $80,000

The Contract Value is reduced by the $7,000 Excess Withdrawal and the
Guaranteed Amount is reduced by 12.73%, the same proportion that the Excess
Withdrawal reduced the $55,000 Contract Value ($7,000 / $55,000)

Contract Value = $48,000

Guaranteed Amount = $69,818 ($80,000 x 12.73% = $10,182; $80,000 - $10,182 =
$69,818)
Maximum Annual Withdrawal amount = $3,491 (5% of $69,818)

                                      D-7

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce or deplete your Maximum Annual Withdrawal amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract
Value.

Withdrawals before age 591/2/65. If any withdrawal is made prior to the time the Contractowner is age 591/2 (single life) or the Contractowner and spouse
(joint life) are both age 65, including withdrawals equal to Maximum Annual
Withdrawal amounts, the following will occur:

1. The Guaranteed Amount will be reduced in the same proportion that the entire withdrawal reduced the Contract Value (this means that the reduction in the
  Guaranteed Amount could be more than a dollar-for-dollar reduction);

2. The Maximum Annual Withdrawal amount will be immediately recalculated to 5%
of the new (reduced) Guaranteed Amount;

3. The 5% Enhancement to the Guaranteed Amount is not available until after an
  Automatic Annual Step-up to the Contract Value occurs. This Automatic Annual
  Step-up will not occur until the Contract Value exceeds the Guaranteed
  Amount on a Benefit Year anniversary (see the 5% Enhancement section above);
  and

4. The 200% step-up will never occur.

The following is an example of the impact of a withdrawal prior to age 591/2 for single or age 65 for joint:
o $100,000 Purchase Payment
o $100,000 Guaranteed Amount
o A 10% market decline results in a Contract Value of $90,000
o $5,000 Maximum Annual Withdrawal amount

If a $5,000 withdrawal is made before age 591/2, the Guaranteed Amount will be
  $94,444 ($100,000 reduced by 5.56% ($5,000/
$90,000) and the new Maximum Annual Withdrawal amount is $4,722 (5% x $94,444).

In a declining market, withdrawals prior to age 591/2 (or 65 if Joint Life) may substantially deplete or eliminate your Guaranteed Amount and reduce or deplete your Maximum Annual Withdrawal amount.

Lincoln Lifetime IncomeSM Advantage Plus. The Lincoln Lifetime IncomeSM
Advantage Plus rider is no longer available. If you have purchased Lincoln
Lifetime IncomeSM Advantage Plus ("Plus Option"), on the seventh Benefit Year anniversary, you may elect to receive an increase in your Contract Value equal to the excess of your initial Guaranteed Amount (plus any Purchase Payments made within 90 days of the rider effective date), over your current Contract
Value. Making this election will terminate the Plus Option as well as Lincoln
Lifetime IncomeSM Advantage and the total charge for this rider and you will have no further rights to Maximum Annual Withdrawal amounts or any other benefits under this rider. You have 30 days after the seventh Benefit Year anniversary to make this election, but you will receive no more than the difference between the Contract Value and the initial Guaranteed Amount (plus any Purchase Payments within 90 days of the rider effective date) on the seventh Benefit Year anniversary.

You may not elect to receive an increase in Contract Value if any withdrawal is made, including Maximum Annual Withdrawal amounts or RMDs, prior to the seventh
Benefit Year anniversary. If you make a withdrawal prior to the seventh Benefit
Year anniversary, the charge for this Plus Option (in addition to the Lincoln
Lifetime IncomeSM Advantage charge) will continue until the seventh Benefit
Year anniversary. After the seventh Benefit Year anniversary, the 0.15% charge for the Plus Option will be removed from your contract and the charge for your
Lincoln Lifetime IncomeSM Advantage will continue.

If you do not elect to exercise the Plus Option, after the seventh Benefit Year anniversary, your Lincoln Lifetime IncomeSM Advantage and its charge will continue and the Plus Option 0.15% charge will be removed from your contract.

The following example illustrates the Plus Option upon the seventh Benefit Year anniversary:

Initial Purchase Payment of $100,000; Initial Guaranteed Amount of $100,000.

On the seventh Benefit Year anniversary, if the current Contract Value is
$90,000; the Contractowner may choose to have $10,000 placed in the contract and the Plus Option (including the right to continue Lincoln Lifetime IncomeSM
Advantage) will terminate at that time.

If you purchased the Lincoln Lifetime IncomeSM Advantage Plus option, you have limited investment options until the seventh Benefit Year anniversary as set forth in the Investment Requirements section of this prospectus. After the seventh Benefit Year anniversary, if your contract continues, you may invest in other Subaccounts in your contract, subject to the Investment Requirements applicable to your purchase date of Lincoln Lifetime IncomeSM Advantage.

Maximum Annual Withdrawal Amount Annuity Payout Option. If you are required to annuitize your Maximum Annual Withdrawal amount because you have reached the maturity date of the contract, the Maximum Annual Withdrawal Amount Annuity
Payout Option is available.

The Maximum Annual Withdrawal Amount Annuity Payout Option is a fixed annuitization in which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life (this option is different

                                      D-8

from other annuity payment options discussed in your prospectus, including
i4LIFE (Reg. TM) Advantage, which are based on your Contract Value). Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Maximum
Annual Withdrawal amount (including the Nursing Home Enhancement if you qualify) for your life or the life of you and your spouse for the joint life option.

If the Contract Value is zero and you have a remaining Maximum Annual
Withdrawal amount, you will receive the Maximum Annual Withdrawal Amount
Annuity Payment Option.

If you are receiving the Maximum Annual Withdrawal Amount Annuity Payout
Option, your Beneficiary may be eligible for a final payment upon death of the single life or surviving joint life. To be eligible the Death Benefit option in effect immediately prior to the exercise of the Maximum Annual Withdrawal
Amount Annuity Payout Option must not be the Account Value Death Benefit.

The final payment is equal to the sum of all Purchase Payments, decreased by withdrawals in the same proportion as the withdrawals reduce the Contract
Value; withdrawals less than or equal to the Maximum Annual Withdrawal amount and payments under the Maximum Annual Withdrawal Annuity Payout Option will reduce the sum of the Purchase Payments dollar for dollar. If your Death
Benefit option in effect immediately prior to the Maximum Annual Withdrawal
Amount Annuity Payout Option provided for deduction for withdrawals on a dollar for dollar basis, then any withdrawals that occurred prior to the election of
Lincoln Lifetime IncomeSM Advantage will reduce the sum of all Purchase
Payments on a dollar for dollar basis.

Death Prior to the Annuity Commencement Date. Lincoln Lifetime IncomeSM
Advantage has no provision for a payout of the Guaranteed Amount upon death of the Contractowners or Annuitant. In addition, Lincoln Lifetime IncomeSM
Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described in the
Death Benefit section of this prospectus) will be in effect. Election of
Lincoln Lifetime IncomeSM Advantage does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or
401(a)(9) as applicable as amended from time to time. See The Contracts - Death
Benefit.

Upon the death of the single life, Lincoln Lifetime IncomeSM Advantage will end and no further Maximum Annual Withdrawal amounts are available (even if there was a Guaranteed Amount in effect at the time of the death). Lincoln Lifetime
IncomeSM Advantage Plus will also terminate, if in effect. If the Beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the Beneficiary may purchase a new Living
Benefit Rider if available under the terms and charge in effect at the time of the new purchase. There is no carryover of the Guaranteed Amount.

Upon the first death under the joint life option, the lifetime payout of the
Maximum Annual Withdrawal amount will continue for the life of the surviving spouse. The 5% Enhancement, 200% Step-up, Lincoln Lifetime IncomeSM Advantage
Plus and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, Lincoln Lifetime IncomeSM
Advantage will end and no further Maximum Annual Withdrawal amounts are available (even if there was a Guaranteed Amount in effect at the time of the death). Lincoln Lifetime IncomeSM Advantage Plus will also terminate, if in effect.

As an alternative, after the first death, the surviving spouse may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase.
The surviving spouse must be under age 65. In deciding whether to make this change, the surviving spouse should consider: 1) if the change will cause the
Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and 2)
if the single life rider option for new issues will provide an earlier age
(591/2) to receive Maximum Annual Withdrawal amounts.

Impact of Divorce on Joint Life Option. In the event of a divorce, the
Contractowner may terminate the joint life option and purchase a single life option, if available, (if the Contractowner is under age 65) at the current rider charge and the terms in effect for new sales of the single life option.

After a divorce, the Contractowner may keep the joint life option to have the opportunity to receive lifetime payouts for the lives of the Contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the rider up to and including the date the new spouse is added to the rider.

Termination. After the seventh anniversary of the effective date of the rider, the Contractowner may terminate the rider by notifying us in writing. Lincoln
Lifetime IncomeSM Advantage will automatically terminate:
o Upon exercise of the Lincoln Lifetime IncomeSM Advantage Plus option to receive an increase in the Contract Value equal to the excess of your initial Guaranteed Amount over the Contract Value;
o on the Annuity Commencement Date (except payments under the Maximum Annual
  Withdrawal Amount Annuity Payment Option will continue if applicable);
o upon the death under the single life option or the death of the surviving spouse under the joint life option;
o when the Maximum Annual Withdrawal amount is reduced to zero; or
o upon termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Guaranteed Amount. Upon effective termination of this rider, the benefits and charges within this rider will terminate.

                                      D-9

If you terminate the rider, you must wait one year before you can elect any
Living Benefit Rider available for purchase at that time. If you have elected to receive an increase in your Contract Value under Lincoln Lifetime IncomeSM
Advantage Plus (after the seventh Benefit Year), you may elect a new Living
Benefit Rider at any time.

i4LIFE (Reg. TM) Advantage Option. i4LIFE (Reg. TM) Advantage is an Annuity
Payout option, available for purchase at an additional charge, that provides periodic Regular Income Payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the Access Period. A minimum payout floor, called the Guaranteed Income
Benefit, is also available for purchase at the time you elect i4LIFE (Reg. TM)
Advantage. Depending on a person's age and the selected length of the Access
Period, i4LIFE (Reg. TM) Advantage may provide a higher payout than the Maximum
Annual Withdrawal amounts under Lincoln Lifetime IncomeSM Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage in
effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage may decide to terminate Lincoln Lifetime IncomeSM Advantage and purchase i4LIFE (Reg. TM)
Advantage since i4LIFE (Reg. TM) Advantage provides a different income stream.
If this decision is made, the Contractowner can use any remaining Lincoln
Lifetime IncomeSM Advantage Guaranteed Amount to establish the Guaranteed
Income Benefit under the i4LIFE (Reg. TM) Advantage. Owners of the Lincoln
Lifetime IncomeSM Advantage rider are guaranteed the ability to purchase i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit in the future even if it is no longer generally available for purchase. Owners of Lincoln Lifetime IncomeSM
Advantage are also guaranteed that the annuity factors that are used to calculate the initial Guaranteed Income Benefit under i4LIFE (Reg. TM)
Advantage will be the annuity factors in effect as of the day they purchased
Lincoln Lifetime IncomeSM Advantage. In addition, owners of Lincoln Lifetime
IncomeSM Advantage may in the future purchase the Guaranteed Income Benefit at or below the guaranteed maximum charge that is in effect on the date that they purchase Lincoln Lifetime IncomeSM Advantage.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for Lincoln Lifetime
IncomeSM Advantage purchasers must be elected before the Annuity Commencement
Date and by age 99 for nonqualified contracts or age 85 for qualified contracts. See i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit
sections of this prospectus. The charges for these benefits will be the current charge for new purchasers in effect for the i4LIFE (Reg. TM) Advantage and the current Guaranteed Income Benefit charge in effect for prior purchasers of
Lincoln Lifetime IncomeSM Advantage at the time of election of these benefits.
If you use your Lincoln Lifetime IncomeSM Advantage Guaranteed Amount to
establish the Guaranteed Income Benefit, you must keep i4LIFE (Reg. TM)
Advantage and the Guaranteed Income Benefit in effect for at least 3 years.

Below is an example of how the Guaranteed Amount from Lincoln Lifetime IncomeSM
Advantage is used to establish the Guaranteed Income Benefit with i4LIFE (Reg.
TM) Advantage.

Prior to i4LIFE (Reg. TM) Advantage election:

Contract Value = $100,000

Guaranteed Amount = $150,000

After i4LIFE (Reg. TM)Advantage election:

Regular Income Payment = $6,700 per year = Contract Value divided by the i4LIFE
(Reg. TM) Advantage annuity factor

Guaranteed Income Benefit = $7,537.50 per year = Guaranteed Amount divided by
Guaranteed Income Benefit Table factor applicable to owners of the Lincoln
Lifetime IncomeSM Advantage rider.

Lincoln SmartSecurity (Reg. TM) Advantage

This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed
Amount is equal to the initial Gross Purchase Payment (or Contract Value if elected after contract issue) adjusted for subsequent Gross Purchase Payments, step-ups and withdrawals in accordance with the provisions set forth below.
There are two options that step-up the Guaranteed Amount to a higher level (the
Contract Value at the time of the step-up):

     Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up or

     Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up,
the Contractowner has the option to step-up the Guaranteed Amount after five years. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic
Step-up option, the Guaranteed Amount will automatically step up to the
Contract Value, if higher, on each Benefit Year anniversary through the tenth anniversary. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up, the Contractowner can also initiate additional 10-year periods of automatic step-ups.

You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln SmartSecurity
(Reg. TM) Advantage - 1 Year Automatic Step-up single life or joint life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse. These options are discussed below in detail.

If you purchased this rider, you are limited in how much you can invest in certain Subaccounts. See The Contracts - Investment Requirements.

                                      D-10

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If the Contractowner elects to step up the
Guaranteed Amount (this does not include Automatic Annual Step-ups within a
10-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that.
The step-up will be effective on the next Valuation Date after notice of the step-up is approved by us. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a Death Benefit. The initial Guaranteed Amount varies based on when and how you elect the benefit. If you elected the benefit at the time you purchased the contract, the Guaranteed Amount equals your initial Gross Purchase Payment. If you elected the benefit after we issued the contract, the Guaranteed Amount equals the Contract Value on the effective date of the rider. The maximum Guaranteed Amount is $5,000,000 under Lincoln
SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and $10 million for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic
Step-up option. This maximum takes into consideration the combined guaranteed amounts under the Living Benefit Riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

Additional Gross Purchase Payments automatically increase the Guaranteed Amount by the amount of the Gross Purchase Payment (not to exceed the maximum); for example, a $10,000 additional Gross Purchase Payment will increase the
Guaranteed Amount by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional Gross Purchase Payments will not be allowed if the Contract Value is zero.

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the rider is based on the Guaranteed Amount, the cost of the rider increases when additional Gross Purchase Payments and step-ups are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step up to the Contract Value on each Benefit Year anniversary up to and including the tenth Benefit Year if:

   a. the Contractowner or joint owner is still living; and

   b. the Contract Value as of the Valuation Date, after the deduction of any withdrawals (including Interest Adjustments), the rider charge and account fee plus any Purchase Payments made on that date is greater than the
     Guaranteed Amount immediately preceding the Valuation Date.

After the tenth Benefit Year anniversary, you may initiate another 10-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed
Amount to the greater of the Contract Value or the current Guaranteed Amount if:

   a. each Contractowner and Annuitant is under age 81; and

   b. the Contractowner or joint owner is still living.

If you choose, we will administer this election for you automatically, so that a new 10-year period of step-ups will begin at the end of each prior 10-year step-up period.

Following is an example of how the step-ups work in the Lincoln SmartSecurity
(Reg. TM) Advantage - 1 Year Automatic Step-up option, (assuming no withdrawals or additional Purchase Payments):

                                                                     Contract   Guaranteed
                                                                       Value      Amount
                                                                    ---------- -----------

      Initial Purchase Payment $50,000 (less 4.5% sales charge)....  $47,750     $50,000
      1st Benefit Year anniversary.................................  $54,000     $54,000
      2nd Benefit Year anniversary.................................  $53,900     $54,000
      3rd Benefit Year anniversary.................................  $57,000     $57,000

Annual step-ups, if the conditions are met, will continue until (and including)
the tenth Benefit Year anniversary. If you had elected to have the next 10-year period of step-ups begin automatically after the prior 10-year period, annual step-ups, if conditions are met, will continue beginning on the eleventh
Benefit Year anniversary.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up
option, after the fifth anniversary of the rider, you may elect (in writing) to step-up the Guaranteed Amount to an amount equal to the Contract Value on the effective date of the step-up. Additional step-ups are permitted, but you must wait at least 5 years between each step-up.

                                      D-11

Under both the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective
Step-up and the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic
Step-up options, Contractowner elected step-ups (other than automatic step-ups)
will be effective on the next Valuation Date after we receive your request and a new Benefit Year will begin. Gross Purchase Payments and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step up the Guaranteed Amount to your Benefit Year anniversary dates.
All step-ups are subject to the maximum Guaranteed Amount.

A Contractowner elected step-up (including Contractowner step-ups that we administer for you to begin a new 10-year step-up period) may cause a change in the charge rate for this benefit. There is no change in the charge rate when automatic, annual step-ups occur during a 10-year period. See Charges and Other
Deductions - Rider Charges - Lincoln SmartSecurity (Reg. TM) Advantage Charge.

Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the rider, the Maximum Annual Withdrawal amount is:
o 7% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM)
Advantage - 5 Year Elective Step-up option; and
o 5% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up option.

If you do not withdraw the entire Maximum Annual Withdrawal amount during a
Benefit Year, there is no carryover of the extra amount into the next Benefit
Year. The Maximum Annual Withdrawal amount is increased by 7% or 5% (depending on your option) of any additional Gross Purchase Payments. For example, if the
Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $2,500 (5% of $50,000 Guaranteed
Amount) is in effect and an additional Gross Purchase Payment of $10,000 is made the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of
$10,000). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step up the Maximum Annual Withdrawal amount to the greater of:

   a. the Maximum Annual Withdrawal amount immediately prior to the step-up;
     or

   b. 7% or 5% (depending on your option) of the new (stepped up) Guaranteed
     Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year
(including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

   1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis; and

   2. the Maximum Annual Withdrawal amount will remain the same.

Withdrawals within the Maximum Annual Withdrawal amount are not subject to the
Interest Adjustment on the amount withdrawn from the fixed account, if applicable. See The Contracts - Fixed Side of the Contract. If the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option is in effect, withdrawals from IRA contracts will be treated as within the Maximum
Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code Section
401(a)(9) for this Contract Value, and no other withdrawals are taken.
Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year
(including the current withdrawal) exceed the Maximum Annual Withdrawal amount:

1. The Guaranteed Amount is reduced to the lesser of:
     o the Contract Value immediately following the withdrawal; or
     o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2. The Maximum Annual Withdrawal amount will be the lesser of:
     o the Maximum Annual Withdrawal amount immediately prior to the withdrawal; or
     o the greater of:
    o 7% or 5% (depending on your option) of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
     o 7% or 5% (depending on your option) of the Contract Value immediately following the withdrawal; or
     o the new Guaranteed Amount.

The following example of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum
Annual Withdrawal amount. A $7,000 Excess Withdrawal caused a $32,000 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal:
Contract Value = $60,000

                                      D-12

Guaranteed Amount = $85,000
Maximum Annual Withdrawal = $5,000 (5% of the initial Guaranteed Amount of
  $100,000)

After a $7,000 Withdrawal:
Contract Value = $53,000
Guaranteed Amount = $53,000
Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the Contract Value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($85,000
- $7,000 = $78,000).

The Maximum Annual Withdrawal amount was reduced to the lesser of:

1. Maximum Annual Withdrawal amount prior to the withdrawal ($5,000); or

2. The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the
Contract Value following the withdrawal ($2,650); or

3. The new Guaranteed Amount ($53,000).

The lesser of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up
option for IRA contracts, the annual amount available for withdrawal within the
Maximum Annual Withdrawal amount may not be sufficient to satisfy your required minimum distributions under the Internal Revenue Code. This is particularly true for individuals over age 84. Therefore, you may have to make withdrawals that exceed the Maximum Annual Withdrawal amount. Withdrawals over the Maximum
Annual Withdrawal amount may quickly and substantially decrease your Guaranteed
Amount and Maximum Annual Withdrawal amount, especially in a declining market.
You should consult your tax advisor to determine if there are ways to limit the risks associated with those withdrawals. Such methods may involve the timing of withdrawals or foregoing step-ups of the Guaranteed Amount.

Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to an Interest Adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the Interest
Adjustment calculation.

Lifetime Withdrawals. (Available only with the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up single or joint life options and not the
Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option or the prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option). Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (Contractowner) lifetime (single life option) or for the lifetimes of you (Contractowner) and your spouse (joint life option), as long as:

1. No withdrawals are made before you (and your spouse if a joint life) are age
65; and

2. An Excess Withdrawal (described above) has not reduced the Maximum Annual
Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

If any withdrawal is made prior to the time you (or both spouses) are age 65, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

1. If a step-up of the Guaranteed Amount after age 65 causes the Maximum Annual
  Withdrawal amount to equal or increase from the immediately prior Maximum
  Annual Withdrawal amount. This typically occurs if the Contract Value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new
  Maximum Annual Withdrawal amount will automatically be available for the specified lifetime(s); or

2. The Contractowner makes a one-time election to reset the Maximum Annual
  Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first Valuation Date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that Valuation Date. This will reduce your Maximum Annual Withdrawal amount. A Contractowner would only choose this if the above situation did not occur. To reset the Maximum
  Annual Withdrawal amount, the following must occur:

   a. the Contractowner (and spouse if applicable) is age 65;

   b. the contract is currently within a 10-year automatic step-up period described above (or else a Contractowner submits a step-up request to start a new 10-year automatic step-up period) (the Contractowner must be eligible to elect a step-up; i.e., all Contractowners and the Annuitant must be alive and under age 81); and

   c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

                                      D-13

As an example of these two situations, if you purchased the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up single life with
$100,000, your initial Guaranteed Amount is $100,000 and your initial Maximum
Annual Withdrawal amount is $5,000. If you make a $5,000 withdrawal at age 62, your Guaranteed Amount will decrease to $95,000. Since you did not satisfy the age 65 requirement, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after age 65 (either automatic or
Contractowner-elected) causes the Guaranteed Amount to equal or exceed
$100,000, then the Maximum Annual Withdrawal amount of $5,000 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if you are age 65 and the contract is within a 10-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount; 5% of $95,000 is $4,750. This is your new Maximum
Annual Withdrawal amount which can be paid for your lifetime unless Excess
Withdrawals are made.

The tax consequences of withdrawals and annuity payments are discussed in
Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your Contract Value. If the contract is surrendered, the
Contractowner will receive the Contract Value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.

If your Contract Value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the
Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed
Amount in a lump sum.

Guaranteed Amount Annuity Payment Option. If you desire to annuitize your
Guaranteed Amount, the Guaranteed Amount Annuity Payment Option is available.

The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the Contractowner (and spouse if applicable) will receive the Guaranteed Amount in annual annuity payments equal to the current 7% or 5% (depending on your option) Maximum Annual Withdrawal amount, including the lifetime Maximum Annual
Withdrawals if in effect (this option is different from other annuity payment options discussed in this prospectus, including i4LIFE (Reg. TM) Advantage, which are based on your Contract Value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and may continue until death if the lifetime Maximum Annual Withdrawal is in effect. This may result in a partial, final payment. You would consider this option only if your Contract Value is less than the Guaranteed Amount (and you don't believe the Contract Value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero.

If the Contract Value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.

Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the Contractowners or
Annuitant. In addition, Lincoln SmartSecurity (Reg. TM) Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit will be paid other than any applicable Maximum
Annual Withdrawal amounts. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up - single life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new single life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the
Contract Value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10-year period of automatic step-ups. At this time, the charge for the rider will become the current charge in effect for the single life option. The surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout. In deciding whether to make this change, the surviving spouse should consider:

1. the change a reset would cause to the Guaranteed Amount and the Maximum
Annual Withdrawal amount;

2. whether it is important to have Maximum Annual Withdrawal amounts for life or only until the Guaranteed Amount is reduced to zero; and

3. the cost of the single life option.

Upon the first death under the Lincoln SmartSecurity (Reg. TM) Advantage - 1
Year Automatic Step-up - joint life option, the lifetime payout of the Maximum
Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's
Beneficiary elects to take

                                      D-14

the annuity Death Benefit in installments over life expectancy, the Maximum
Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse Beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the joint life option to the single life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal
amount. The new Guaranteed Amount will equal the Contract Value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new
Guaranteed Amount. This also starts a new 10-year period of automatic step-ups.
At this time, the charge for the rider will become the current charge in effect for the single life option. In deciding whether to make this change, the surviving spouse should consider:

1. if the reset will cause the Guaranteed Amount and the Maximum Annual
Withdrawal amount to decrease; and

2. if the cost of the single life option is less than the cost of the joint life option.

If the surviving spouse of the deceased Contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up option, will apply to the spouse as the new Contractowner. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year
Elective Step-up option, the new Contractowner is eligible to elect to step up the Guaranteed Amount prior to the next available step-up date; however, all other conditions for the step-up apply and any subsequent step-up by the new
Contractowner must meet all conditions for a step-up.

If a non-spouse Beneficiary elects to receive the Death Benefit in installments over life expectancy (thereby keeping the contract in force), the Beneficiary may continue the Lincoln SmartSecurity (Reg. TM) Advantage if desired.
Automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option will not continue and elective step-ups of the
Guaranteed Amount under both options will not be permitted. In the event the
Contract Value declines below the Guaranteed Amount (as adjusted for withdrawals of Death Benefit payments), the Beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the Death Benefit, in order to be in compliance with the
Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this rider. If there are multiple
Beneficiaries, each Beneficiary will be entitled to continue a share of the
Lincoln SmartSecurity (Reg. TM) Advantage equal to his or her share of the
Death Benefit.

Impact of Divorce on Joint Life Option. In the event of a divorce, the
Contractowner may change from a joint life option to a single life option (if available) (if the Contractowner is under age 81) at the current rider charge of the single life option. At the time of the change, the Guaranteed Amount will be reset to the current Contract Value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount.

After a divorce, the Contractowner may keep the joint life option to have the opportunity to receive lifetime payouts for the lives of the Contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the rider up to and including the date the new spouse is added to the rider.

Termination. After the later of the fifth Benefit Year anniversary of the effective date of the rider or the fifth Benefit Year anniversary of the most recent Contractowner-elected step-up, including any step-up we administered for you, of the Guaranteed Amount, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the
Contractowner fails to adhere to the Investment Requirements. Lincoln
SmartSecurity (Reg. TM) Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Amount
  Annuity Payment Option will continue if applicable);
o upon the election of i4LIFE (Reg. TM) Advantage;
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o upon the last payment of the Guaranteed Amount unless the lifetime Maximum
Annual Withdrawal is in effect;
o when the Maximum Annual Withdrawal or Contract Value is reduced to zero due to an Excess Withdrawal; or
o upon termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Guaranteed Amount. Upon effective termination of this rider, the benefits and charges within this rider will terminate.

If you terminate the rider, you must wait one year before you can purchase any
Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Option. Contractowners with an active Lincoln
SmartSecurity (Reg. TM) Advantage rider who decide to terminate their rider and purchase i4LIFE (Reg. TM) Advantage can use any remaining Guaranteed Amount to establish the Select Guaranteed Income Benefit under the i4LIFE (Reg. TM)
Advantage terms and charge in effect at the time of the i4LIFE (Reg. TM)
Advantage election (i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) is not available). Contractowners may consider this if i4LIFE
(Reg. TM) Advantage will provide a higher payout amount, among other reasons.
There are many factors to consider when making this decision, including the cost of the riders, the payout amounts, applicable guarantees and applicable
Investment Requirements. You should discuss this decision with your registered representative. See Living Benefit Riders - i4LIFE (Reg. TM) Advantage.

                                      D-15

4LATER (Reg. TM) Advantage (Managed Risk)

4LATER (Reg. TM) Advantage (Managed Risk) is a rider that provides an Income
Base which will be used to establish the amount of the Guaranteed Income
Benefit payment upon the election of i4LIFE (Reg. TM) Advantage. If you elect
4LATER (Reg. TM) Advantage (Managed Risk), you must later elect i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit (Managed Risk) in order to receive a benefit from 4LATER (Reg. TM) Advantage (Managed Risk). You will be subject to certain Investment Requirements in which your Contract Value must be allocated among specified Subaccounts. See The Contracts - Investment Requirements.

Income Base. The Income Base is an amount used to calculate the Guaranteed
Income Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) at a later date. The Income Base is not available to you as a lump sum withdrawal or as a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elected 4LATER (Reg. TM) Advantage (Managed
Risk) at the time you purchased the contract, the Income Base equals your initial Purchase Payment. If you elected the rider after you purchased the contract, the initial Income Base equals the Contract Value on the effective date of 4LATER (Reg. TM) Advantage (Managed Risk). The maximum Income Base is
$10 million. The maximum takes into consideration the total guaranteed amounts from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or Secondary Life, if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payments (not to exceed the maximum Income Base). For example, an additional Purchase Payment of $10,000 will increase the Income
Base by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the charge for 4LATER (Reg. TM) Advantage
(Managed Risk) will change to the then current charge in effect on the next
Benefit Year anniversary. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason, including market loss.

Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.
This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Income
Base and the Contract Value. The Contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Income Base.

Prior to the withdrawal:
Contract Value = $112,000
Income Base = $125,500

After a withdrawal of $11,200, the Contract Value is reduced by 10% ($11,200)
and the Income Base is also reduced by 10%, the same proportion by which the withdrawal reduced the Contract Value ($11,200 - $112,000)

Contract Value = $100,800 ($112,000 - $11,200)
Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 =
$112,950)

In a declining market, withdrawals may significantly reduce your Income Base.
If the Income Base is reduced to zero due to withdrawals, this rider will terminate. If the Contract Value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Automatic Annual Step-up. The Income Base will automatically step up to the
Contract Value on each Benefit Year anniversary if:

   a. the Annuitant (single life option), or the Secondary Life (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in years in which a withdrawal has occurred.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in the preceding Benefit Year, will be increased by
5% if:

   a. the Annuitant (as well as the Secondary Life if the joint life option is in effect) are under age 86; and

   b. if there were no withdrawals in the preceding Benefit Year; and

   c. the rider is within the Enhancement Period described below.

The Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic
Annual Step-up. If during any Enhancement Period there are no Automatic Annual
Step-ups, the 5% Enhancements will terminate at the end of the Enhancement
Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any new Purchase Payment made after the initial

                                      D-16
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Purchase Payment will be added immediately to the Income Base. However, any new
Purchase Payment must be invested in the contract for at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any new Purchase
Payments made within the first 90 days after the effective date of 4LATER (Reg.
TM) Advantage (Managed Risk) will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the 4LATER (Reg. TM) Advantage (Managed Risk)
charge could increase to the then current charge at the time of any 5%
Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the Annuitant (single life option), or the Secondary Life (joint life option) must still be living and be under age
86.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the
5% Enhancement in the next Benefit Year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 = $120,750 plus $10,000). The $10,000 Purchase
Payment on day 95 is not eligible for the 5% Enhancement until the second
Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal. The 5% Enhancement will occur on the following
Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

The following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement affect the Income Base and the potential for the charge to increase or decrease (assuming there have been no withdrawals or new Purchase Payments):

                                                                                       Potential for
                                          Contract    Income Base with                    Charge
                                           Value       5% Enhancement    Income Base     to Change
                                       ------------- ------------------ ------------- --------------

Initial Purchase Payment $50,000......   $  47,750*         N/A            $50,000         N/A
1st Benefit Year anniversary..........   $  54,000         $52,500         $54,000         Yes
2nd Benefit Year anniversary..........   $  53,900         $56,700         $56,700          No
3rd Benefit Year anniversary..........   $  56,000         $59,535         $59,535          No
4th Benefit Year anniversary..........   $  64,000         $62,512         $64,000         Yes

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Death Prior to the Annuity Commencement Date. 4LATER (Reg. TM) Advantage
(Managed Risk) has no provision for a payout of the Income Base upon death of the Contractowners or Annuitant. In addition, 4LATER (Reg. TM) Advantage
(Managed Risk) provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of the 4LATER
(Reg. TM) Advantage (Managed Risk) does not impact the Death Benefit options available for purchase with your annuity contract. Generally all Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s)
or 401(a)(9), as amended. See The Contracts - Death Benefit.

                                      D-17
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If the Contractowner is not also named as the Annuitant or the Secondary Life, upon the first death of the Annuitant or Secondary Life, the 4LATER (Reg. TM)
Advantage (Managed Risk) rider will continue. Upon the second death of either the Annuitant or Secondary Life, 4LATER (Reg. TM) Advantage (Managed Risk) will terminate.

Upon the death of the Contractowner, the 4LATER (Reg. TM) Advantage (Managed
Risk) rider will continue only if either Annuitant or the Secondary Life becomes the new Contractowner and payments under i4LIFE (Reg. TM) Advantage begin within one year after the death of the Contractowner.

Termination. After the fifth anniversary of the effective date of the 4LATER
(Reg. TM) Advantage (Managed Risk) rider, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the Contractowner fails to adhere to the Investment Requirements.
4LATER (Reg. TM) Advantage (Managed Risk) will automatically terminate:
o on the Annuity Commencement Date; or
o upon election of 4LATER (Reg. TM) Select Advantage; or
o if the Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral; or
o upon the second death of either the Annuitant or Secondary Life; or
o when the Income Base is reduced to zero due to withdrawals; or
o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 99 for nonqualified contracts); or
o upon termination of the underlying contract.

This termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) for
Contractowners who transition from 4LATER (Reg. TM) Advantage (Managed Risk).
Contractowners with an active 4LATER (Reg. TM) Advantage (Managed Risk) may purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) at
the terms in effect when the Contractowner purchased 4LATER (Reg. TM) Advantage
(Managed Risk) rider. i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) provides for periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access
Period), a Death Benefit during the Access Period, and a minimum payout floor, called the Guaranteed Income Benefit. You will be required to adhere to certain
Investment Requirements during the time you own i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk). See Living Benefit Riders - i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit for more information.

Once you elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk), you can use the greater of the Income Base under 4LATER (Reg. TM)
Advantage (Managed Risk) or Account Value to establish the Guaranteed Income
Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk). This decision must be made by the maximum age to elect i4LIFE (Reg. TM)
Advantage, which is age 95. Purchasers of 4LATER (Reg. TM) Advantage (Managed
Risk) who have waited until after the fifth Benefit Year anniversary may elect
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) until age
99.

If you elect the 4LATER (Reg. TM) Advantage (Managed Risk) joint life option, you must purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk) joint life option.

Contractowners who elect 4LATER (Reg. TM) Advantage (Managed Risk) are guaranteed the ability in the future to elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk) even if it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they elected 4LATER (Reg. TM) Advantage (Managed Risk). The minimum length of the i4LIFE (Reg. TM) Advantage Access Period will vary based upon when you purchased your 4LATER (Reg. TM) Advantage (Managed Risk) rider and how long the rider was in effect before you decided to purchase i4LIFE
(Reg. TM) Advantage. These requirements are specifically listed in the i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit section of this prospectus under
Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.

The Contractowner must elect the levelized option for Regular Income Payments.
While i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) is in
effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

You should consider electing i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) when you are ready to immediately start receiving i4LIFE
(Reg. TM) Advantage payments. Payments from a nonqualified contract that a person receives under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments.

4LATER (Reg. TM) Advantage

4LATER (Reg. TM) Advantage (or "4LATER (Reg. TM)") is a rider that protects against market loss by providing you with a method to receive a minimum payout from your annuity. The rider provides an Income Base (described below) prior to the time you begin taking payouts from your annuity. If you elected 4LATER
(Reg. TM) Advantage, you must elect i4LIFE (Reg. TM) Advantage with the 4LATER
(Reg. TM) Guaranteed Income Benefit to

                                      D-18

receive a benefit from 4LATER (Reg. TM) Advantage. Election of this rider may limit how much you can invest in certain Subaccounts. See The Contracts -
Investment Requirements. See Charges and Other Deductions for a discussion of the 4LATER (Reg. TM) Advantage charge.

4LATER (Reg. TM) Advantage Before Payouts Begin

The following discussion applies to 4LATER (Reg. TM) Advantage during the accumulation phase of your annuity, referred to as 4LATER (Reg. TM). This is prior to the time any payouts begin under i4LIFE (Reg. TM) Advantage with the
4LATER (Reg. TM) Guaranteed Income Benefit.

Income Base. The Income Base is a value established when you purchased a 4LATER
(Reg. TM) and will only be used to calculate the minimum payouts available under your contract at a later date. The Income Base is not available for withdrawals or as a Death Benefit. If you elected 4LATER (Reg. TM) at the time you purchase the contract, the Income Base initially equals the Purchase
Payments. If you elected 4LATER (Reg. TM) after we issue the contract, the
Income Base will initially equal the Contract Value on the 4LATER (Reg. TM)
effective date. Additional Purchase Payments automatically increase the Income
Base by the amount of the Gross Purchase Payments . After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per
Benefit Year without Home Office approval. Additional Purchase Payments will not be allowed if the Contract Value is zero. Each withdrawal reduces the
Income Base in the same proportion as the amount withdrawn reduces the Contract
Value on the Valuation Date of the withdrawal.

As described below, during the accumulation phase, the Income Base will be automatically enhanced by 15% (adjusted for additional Purchase Payments and withdrawals as described in the Future Income Base section below) at the end of each Waiting Period. In addition, after the Initial Waiting Period, you may elect to reset your Income Base to the current Contract Value if your Contract
Value has grown beyond the 15% enhancement. You may elect this reset on your own or you may choose to have Lincoln Life automatically reset the Income Base for you at the end of each Waiting Period. These reset options are discussed below. Then, when you are ready to elect i4LIFE (Reg. TM) Advantage and establish the 4LATER (Reg. TM) Guaranteed Income Benefit, the Income Base (if
higher than the Contract Value) is used in the 4LATER (Reg. TM) Advantage
Guaranteed Income Benefit calculation.

Waiting Period. The Waiting Period is each consecutive 3-year period which begins on the 4LATER (Reg. TM) Effective Date, or on the date of any reset of the Income Base to the Contract Value. At the end of each completed Waiting
Period, the Income Base is increased by 15% (as adjusted for Purchase Payments and withdrawals) to equal the Future Income Base as discussed below. The
Waiting Period is also the amount of time that must pass before the Income Base can be reset to the current Contract Value. A new Waiting Period begins after each reset and must be completed before the next 15% enhancement or another reset occurs.

Future Income Base. 4LATER (Reg. TM) provides a 15% automatic enhancement to the Income Base after a 3-year Waiting Period. This enhancement will continue every 3 years until i4LIFE (Reg. TM) Advantage is elected, you terminate 4LATER
(Reg. TM) or you reach the Maximum Income Base. See Maximum Income Base. During
the Waiting Period, the Future Income Base is established to provide the value of this 15% enhancement on the Income Base. After each 3-year Waiting Period is satisfied, the Income Base is increased to equal the value of the Future Income
Base. The 4LATER (Reg. TM) charge will then be assessed on this newly adjusted
Income Base, but the charge rate will not change.

Any Gross Purchase Payment made after the 4LATER (Reg. TM) Effective Date, but within 90 days of the contract effective date, will increase the Future Income
Base by the amount of the Gross Purchase Payment, plus 15% of that Purchase
Payment.

Example:

        Initial Purchase Payment................................    $100,000
        Purchase Payment 60 days later..........................    $ 10,000
                                                                    --------
        Income Base.............................................    $110,000
        Future Income Base (during the 1st Waiting Period)......    $126,500   ($110,000 x 115%)
        Income Base (after 1st Waiting Period)..................    $126,500
        New Future Income Base (during 2nd Waiting Period)......    $145,475   ($126,500 x 115%)

Any Purchase Payments made after the 4LATER (Reg. TM) Effective Date and more than 90 days after the contract effective date will increase the Future Income
Base by the amount of the Purchase Payment plus 15% of that Purchase Payment proportionately for the number of full years remaining in the current Waiting
Period.

Example:

                                      D-19

        Income Base................................................    $100,000
        Purchase Payment in Year 2.................................    $ 10,000
                                                                       --------
        New Income Base............................................    $110,000
        Future Income Base (during 1st Waiting Period-Year 2)......    $125,500   ($100,000 x 115%) +
                                                                                  ($10,000 x 100%) +
                                                                                  ($10,000 x 15% x 1/3)
        Income Base (after 1st Waiting Period).....................    $125,500
        New Future Income Base (during 2nd Waiting Period).........    $144,325   (125,500 x 115%)

Withdrawals reduce the Future Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.

During any subsequent Waiting Periods, if you elect to reset the Income Base to the Contract Value, the Future Income Base will equal 115% of the Contract
Value on the date of the reset and a new Waiting Period will begin. See Resets of the Income Base to the current Contract Value below.

In all situations, the Future Income Base is subject to the Maximum Income Base described below. The Future Income Base is never available to the Contractowner to establish a 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, but is the
value the Income Base will become at the end of the Waiting Period.

Maximum Income Base. The Maximum Income Base is equal to 200% of the Income
Base on the 4LATER (Reg. TM) Effective Date. The Maximum Income Base will be increased by 200% of any additional Gross Purchase Payments. In all circumstances, the Maximum Income Base can never exceed $10 million. This maximum takes into consideration the combined guaranteed amounts from any
Living Benefit Riders under all Lincoln Life contracts (or contracts issued by our affiliates) owned by you or on which you are the Annuitant.

After a reset to the current Contract Value, the Maximum Income Base will equal
200% of the Contract Value on the Valuation Date of the reset not to exceed $10 million.

Each withdrawal will reduce the Maximum Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.

Example:

   Income Base.................................  $100,000   Maximum Income Base...................  $200,000
   Purchase Payment in Year 2..................  $ 10,000   Increase to Maximum Income Base.......  $ 20,000
   New Income Base.............................  $110,000   New Maximum Income Base...............  $220,000
   Future Income Base after Purchase Payment...  $125,500   Maximum Income Base...................  $220,000
   Income Base (after 1st Waiting Period)......  $125,500
   Future Income Base (during 2nd Waiting Period)$144,325   Maximum Income Base...................  $220,000
   Contract Value in Year 4....................  $112,000
   Withdrawal of 10%...........................  $ 11,200
   After Withdrawal (10% adjustment)
   Contract Value..............................  $100,800
   Income Base.................................  $112,950
   Future Income Base..........................  $129,892   Maximum Income Base...................  $198,000

Resets of the Income Base to the current Contract Value ("Resets"). You may elect to reset the Income Base to the current Contract Value at any time after the initial Waiting Period following: (a) the 4LATER (Reg. TM) Effective Date or (b) any prior reset of the Income Base. Resets are subject to a maximum of
$10 million and the Annuitant must be under age 81. You might consider resetting the Income Base if your Contract Value has increased above the Income
Base (including the 15% automatic enhancements) and you want to lock-in this increased amount to use when setting the Guaranteed Income Benefit. If the
Income Base is reset to the Contract Value, the 15% automatic enhancement will not apply until the end of the next Waiting Period.

This reset may be elected by sending a written request to our Home Office or by specifying at the time of purchase that you would like us to administer this reset election for you. If you want us to administer this reset for you, at the end of each 3-year Waiting Period, if the Contract Value is higher than the
Income Base (after the Income Base has been reset to the Future Income Base), we will implement this election and the Income Base will be equal to the
Contract Value on that date. We will notify you that a reset has occurred. This will continue until you elect i4LIFE (Reg. TM) Advantage, the Annuitant reaches age 81, or you reach the Maximum Income Base. If we administer this reset election for you, you have 30 days after the election to notify us if you wish to reverse this election and have your Income Base increased to the Future
Income Base instead. You may wish to reverse this election if you are not interested in the increased charge. If the Contract Value is less than the
Income Base on any reset date, we will not administer this reset. We will not

                                      D-20

attempt to administer another reset until the end of the next 3-year Waiting
Period; however, you have the option to request a reset during this period by sending a written request to our Home Office.

At the time of the reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next Valuation Date after notice of the reset is approved by
us.

We reserve the right to restrict resets to Benefit Year anniversaries. The
Benefit Year is the 12-month period starting with the 4LATER (Reg. TM)
Effective Date and starting with each anniversary of the 4LATER (Reg. TM)
Effective Date after that. If the Contractowner elects to reset the Income
Base, the Benefit Year will begin on the effective date of the reset and each anniversary of the effective date of the reset after that.

Eligibility. To have purchased 4LATER (Reg. TM) Advantage, the Annuitant must have been age 80 or younger. If you plan to elect i4LIFE (Reg. TM) Advantage within three years of the issue date of 4LATER (Reg. TM) Advantage, you will not receive the benefit of the Future Income Base. i4LIFE (Reg. TM) Advantage
with 4LATER (Reg. TM) Guaranteed Income Benefit must be elected by age 85 for qualified contracts or age 99 for nonqualified contracts.

4LATER (Reg. TM) Rider Effective Date. If 4LATER (Reg. TM) was elected at contract issue, then it became effective on the contract's effective date. If
4LATER (Reg. TM) was elected after the contract was issued, then it became effective on the next Valuation Date following approval by us.

4LATER (Reg. TM) Guaranteed Income Benefit

When you are ready to elect i4LIFE (Reg. TM) Advantage Regular Income Payments, the greater of the Income Base accumulated under 4LATER (Reg. TM) or the
Contract Value will be used to calculate the 4LATER (Reg. TM) Guaranteed Income
Benefit. The 4LATER (Reg. TM) Guaranteed Income Benefit is a minimum payout floor for your i4LIFE (Reg. TM) Advantage Regular Income Payments. See Charges
and Other Deductions for a discussion of the 4LATER (Reg. TM) Guaranteed Income
Benefit charge.

The Guaranteed Income Benefit will be determined by dividing the greater of the
Income Base or Contract Value (or Guaranteed Amount if applicable) on the
Periodic Income Commencement Date, by 1,000 and multiplying the result by the rate per $1,000 from the Guaranteed Income Benefit Table in your 4LATER (Reg.
TM) rider. If the Contract Value is used to establish the 4LATER (Reg. TM)
Guaranteed Income Benefit, this rate provides a Guaranteed Income Benefit not less than 75% of the initial i4LIFE (Reg. TM) Advantage Regular Income Payment
(which is also based on the Contract Value). If the Income Base is used to establish the Guaranteed Income Benefit (because it is larger than the Contract
Value), the resulting Guaranteed Income Benefit will be more than 75% of the initial i4LIFE (Reg. TM) Advantage Regular Income Payment.

If the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the
4LATER (Reg. TM) Guaranteed Income Benefit, because of poor investment results, a payment equal to the 4LATER (Reg. TM) Guaranteed Income Benefit is the
minimum payment you will receive. If the 4LATER (Reg. TM) Guaranteed Income
Benefit is paid, it will be paid with the same frequency as your i4LIFE (Reg.
TM) Advantage Regular Income Payment. If your Regular Income Payment is less than the 4LATER (Reg. TM) Guaranteed Income Benefit, we will reduce your i4LIFE
(Reg. TM) Advantage Account Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the 4LATER (Reg. TM) Guaranteed Income Benefit. This withdrawal from your
Account Value will be made from the Subaccounts and the fixed account proportionately according to your investment allocations.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM)
Account Value:

    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190

If your Account Value reaches zero as a result of withdrawals to provide the
4LATER (Reg. TM) Guaranteed Income Benefit, we will continue to pay you an amount equal to the 4LATER (Reg. TM) Guaranteed Income Benefit.

When your Account Value reaches zero, your i4LIFE (Reg. TM) Advantage Access
Period will end and the i4LIFE (Reg. TM) Advantage Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the
4LATER (Reg. TM) Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled and will reduce your Death Benefit. See
i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the 4LATER (Reg. TM) Guaranteed Income Benefit for as long as the Annuitant (or the Secondary Life, if applicable) is living (i.e., the
i4LIFE (Reg. TM) Advantage Lifetime Income Period). If your Account Value equals zero, no Death Benefit will be paid.

                                      D-21
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If the market performance in your contract is sufficient to provide Regular
Income Payments at a level that exceeds the 4LATER (Reg. TM) Guaranteed Income
Benefit, the 4LATER (Reg. TM) Guaranteed Income Benefit will never come into effect.

The 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will automatically step-up every three years to 75% of the then current Regular Income Payment, if that result is greater than the immediately prior 4LATER (Reg. TM) Guaranteed
Income Benefit. The step-up will occur on every third Periodic Income
Commencement Date anniversary for 15 years. At the end of a 15-year step-up period, the Contractowner may elect a new 15-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the
Guaranteed Income Benefit, you can request that Lincoln Life administer this election for you.

Additional Purchase Payments cannot be made to your contract after the Periodic
Income Commencement Date. The 4LATER (Reg. TM) Guaranteed Income Benefit is
reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. You may want to discuss the impact of additional withdrawals with your registered representative.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period. See i4LIFE
(Reg. TM) Advantage - Access Period. Generally, shorter Access Periods will produce a higher initial i4LIFE (Reg. TM) Advantage Regular Income Payment and
higher Guaranteed Income Benefit payments than longer Access Periods. The minimum Access Period required with the 4LATER (Reg. TM) Guaranteed Income
Benefit currently is the longer of 15 years or the difference between your current age (nearest birthday) and age 85. We reserve the right to increase this minimum prior to election of 4LATER (Reg. TM) Advantage, subject to the terms in your rider. (Note: i4LIFE (Reg. TM) Advantage may allow a shorter
Access Period if a Guaranteed Income Benefit is not provided.)

If you choose to lengthen your Access Period at a later date, thereby recalculating and reducing your Regular Income Payment, your 4LATER (Reg. TM)
Guaranteed Income Benefit will also be recalculated and reduced. The 4LATER
(Reg. TM) Guaranteed Income Benefit will be adjusted in proportion to the reduction in the Regular Income Payment. If you choose to shorten your Access
Period, the 4LATER (Reg. TM) rider will terminate.

When you make your 4LATER (Reg. TM) Guaranteed Income Benefit and i4LIFE (Reg.
TM) Advantage elections, you must also choose an AIR of 4% to calculate your
i4LIFE (Reg. TM) Advantage Regular Income Payments. Once you have elected
4LATER (Reg. TM), the AIR rate will not change.

The following is an example of what happens when you extend the Access Period:

     Assume:
     i4LIFE (Reg. TM) Advantage remaining Access Period = 10 years
     Current i4LIFE (Reg. TM) Advantage Regular Income Payment = $6,375
     Current 4LATER (Reg. TM) Guaranteed Income Benefit = $5,692

     Extend Access Period 5 years:
     i4LIFE (Reg. TM) Advantage Regular Income Payment after extension = $5,355
     Percentage change in i4LIFE (Reg. TM) Advantage Regular Income Payment =
   $5,355 - $6,375 = 84%
     New 4LATER (Reg. TM) Guaranteed Income Benefit = $5,692 x 84% = $4,781

Termination. After the later of the third anniversary of the 4LATER (Reg. TM)
rider Effective Date or the most recent Reset, the 4LATER (Reg. TM) rider may be terminated upon written notice to us. Prior to the Periodic Income
Commencement Date, 4LATER (Reg. TM) will automatically terminate upon any of the following events:
o termination of the contract to which the 4LATER (Reg. TM) rider is attached;
o the change of or the death of the Annuitant (except if the surviving spouse assumes ownership of the contract and the role of the Annuitant upon death of the Contractowner); or
o the change of Contractowner (except if the surviving spouse assumes ownership of the contract and the role of Annuitant upon the death of the
  Contractowner), including the assignment of the contract; or
o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 85 for qualified contracts and age 99 for nonqualified contracts).

After the Periodic Income Commencement Date, the 4LATER (Reg. TM) rider will terminate due to any of the following events:
o the death of the Annuitant (or the later of the death of the Annuitant or
Secondary Life if a joint payout was elected); or
o a Contractowner requested decrease in the Access Period or a change to the
Regular Income Payment frequency.

A termination due to a decrease in the Access Period, a change in the Regular
Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement
Date anniversary. Termination will be only for the 4LATER (Reg. TM) Guaranteed
Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate 4LATER (Reg. TM) prior to the Periodic Income Commencement
Date, you must wait one year before you can elect another Living Benefit Rider.
If you terminate the 4LATER (Reg. TM) rider on or after the Periodic Income
Commencement Date, you cannot re-elect it. You may be able to elect any available version of the Guaranteed Income Benefit after one year. The
Guaranteed Income Benefit will be based on the Account Value at the time of the election. The election of one of these benefits, if available, will be treated as a new purchase, subject to the terms and charges in effect at the time of election.

                                      D-22

Appendix E - Guaranteed Annual Income Rates for Previous Rider Elections
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and Lincoln Lifetime
IncomeSM Advantage 2.0 Guaranteed Annual Income Rates

Guaranteed Annual Income Rates by Ages for rider elections on or after May 20,
                      2013 but prior to January 23, 2017:

             Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

        Single Life Option                         Joint Life Option
----------------------------------    -------------------------------------------
                                               Age
                Guaranteed Annual      (younger of you and      Guaranteed Annual
    Age            Income rate          your spouse's age)         Income rate
-----------    -------------------    ---------------------    ------------------

  55 - 58            3.50%                  55 - 58                  3.50%
  59 - 64            4.00%                  59 - 64                  4.00%
    65+              5.00%                  65 - 74                  4.50%
                                              75+                    5.00%

Guaranteed Annual Income Rates by Ages for rider elections on or after December
                       3, 2012 but prior to May 20, 2013:

             Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

 Single & Joint Life Option*      Single & Joint Life Option
-----------------------------    ---------------------------
                                      Guaranteed Annual
             Age                         Income rate
-----------------------------    ---------------------------

           55 - 58                          3.50%
           59 - 64                          4.00%
             65+                            5.00%

                    Lincoln Lifetime IncomeSM Advantage 2.0

 Single & Joint Life Option*      Single & Joint Life Option
-----------------------------    ---------------------------
                                      Guaranteed Annual
             Age                         Income rate
-----------------------------    ---------------------------

           55 - 58                          3.00%
           59 - 64                          3.50%
           65 - 69                          4.50%
             70+                            5.00%

*If joint life option is in effect, the younger of you and your spouse's age applies.

                                      E-1

Guaranteed Annual Income Rates by Ages for rider elections on or after April 2,
                      2012 but prior to December 3, 2012:

             Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

           Single Life Option                                  Joint Life Option
-----------------------------------------    ------------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and
    Age                   rate                your spouse's age)      Guaranteed Annual Income rate
-----------    --------------------------    --------------------    ------------------------------

  55 - 58                4.00%                     55 - 64                       4.00%
    59+                  5.00%                       65+                         5.00%

                    Lincoln Lifetime IncomeSM Advantage 2.0

           Single Life Option                                  Joint Life Option
-----------------------------------------    ------------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and
    Age                   rate                your spouse's age)      Guaranteed Annual Income rate
-----------    --------------------------    --------------------    ------------------------------

  55 - 58                3.50%                     55 - 64                       3.50%
  59 - 64                4.00%                     65 - 69                       4.50%
  65 - 69                4.50%                       70+                         5.00%
    70+                  5.00%

Guaranteed Annual Income Rates by Ages for rider elections prior to April 2,
                                     2012:

                    Lincoln Lifetime IncomeSM Advantage 2.0

           Single Life Option                                  Joint Life Option
-----------------------------------------    ------------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and
    Age                   rate                your spouse's age)      Guaranteed Annual Income rate
-----------    --------------------------    --------------------    ------------------------------

  55 - 58                4.00%                     55 - 64                       4.00%
    59+                  5.00%                       65+                         5.00%

                                      E-2

Lincoln Market Select (Reg. TM) Advantage Guaranteed Annual Income Rates

Guaranteed Annual Income Rates by Ages for applications or rider election forms signed between August 29, 2016 (October 3, 2016 for existing Contractowners)
                              and April 14, 2017:

                   Lincoln Market Select (Reg. TM) Advantage

        Single Life Option                         Joint Life Option
----------------------------------    -------------------------------------------
                                               Age
                Guaranteed Annual      (younger of you and      Guaranteed Annual
    Age            Income rate*         your spouse's age)        Income rate*
-----------    -------------------    ---------------------    ------------------

  55 - 58            3.50%                  55 - 58                  3.50%
  59 - 64            4.00%                  59 - 64                  4.00%
    65+              5.00%                  65 - 74                  4.50%
                                              75+                    5.00%

*In order to have received the rate indicated, your application or rider election form must have been signed or dated on or before the last day of the effective period noted above.

                                      E-3

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix F - Guaranteed Income Benefit Percentages for Previous Rider Elections

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit elections between
August 29, 2016 (October 3, 2016 for existing Contractowners) and April 14,
2017, or for purchasers of Lincoln Market Select (Reg. TM) Advantage between
August 29, 2016 (October 3, 2016 for existing Contractowners) and April 14,
2017, or for purchasers of 4LATER (Reg. TM) Select Advantage between January 9,
                            2017 - April 14, 2017.

 Single & Joint Life Option**      Single & Joint Life Option**
------------------------------    -----------------------------
              Age                        GIB Percentage*
------------------------------    -----------------------------

         Under age 40                         2.50%
            40 - 54                           3.00%
            55 - 58                           3.50%
            59 - 64                           4.00%
            65 - 69                           4.50%
            70 - 79                           5.00%
              80+                             5.50%

*In order to have received the percentage indicated, your applications or rider election form must have been signed or dated on or before the last day of the effective period noted above. Purchasers of Lincoln Market Select (Reg. TM)
Advantage may use any remaining Income Base reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income
Benefit.

**If joint life option is in effect, the younger of you and your spouse's age applies.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit elections or for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0
                           on or after May 20, 2013.

            Single Life Option                                Joint Life Option
-------------------------------------------    -----------------------------------------------
                     Percentage of Account              Age              Percentage of Account
                     Value, Income Base or      (younger of you and      Value, Income Base or
       Age             Guaranteed Amount*        your spouse's age)       Guaranteed Amount*
----------------    -----------------------    ---------------------    ----------------------

  Under age 40              2.00%                  Under age 40                 2.00%
     40 - 54                2.50%                    40 - 54                    2.50%
     55 - 58                3.00%                    55 - 58                    3.00%
     59 - 64                3.50%                    59 - 69                    3.50%
     65 - 69                4.00%                    70 - 74                    4.00%
     70 - 74                4.50%                      75+                      4.50%
       75+                  5.00%

*  Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining
   Income Base reduced by all Guaranteed Annual Income payments since the last
   Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the Account Value to establish the initial Guaranteed Income Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) elections between May 21, 2012 and May 19, 2013, or for purchasers of Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) between April 2, 2012 and May 19, 2013, or 4LATER (Reg. TM) Advantage (Managed Risk) between July 16, 2012 and May 19,
                                     2013.

 Single & Joint Life Option*      Single & Joint Life Option*
-----------------------------    ----------------------------
                                     Percentage of Account
             Age                    Value or Income Base**
-----------------------------    ----------------------------

         Under age 40                       2.50%
           40 - 54                          3.00%
           55 - 58                          3.50%
           59 - 64                          4.00%
           65 - 69                          4.50%
           70 - 79                          5.00%
             80+                            5.50%

* If joint life option is in effect, the younger of you and your spouse's age applies.

                                      F-1

** Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may
   use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income
   Benefit. Purchasers of 4LATER (Reg. TM) Advantage (Managed Risk) may use
   any remaining Income Base to establish the initial Guaranteed Income
   Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit elections between May 21,
                         2012 and May 19, 2013, or for
purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 between April 2, 2012 and
                                 May 19, 2013.

 Single & Joint Life Option*         Single & Joint Life Option*
-----------------------------    -----------------------------------
                                     Percentage of Account Value,
             Age                  Income Base or Guaranteed Amount**
-----------------------------    -----------------------------------

         Under age 40                           2.00%
           40 - 54                              2.50%
           55 - 58                              3.00%
           59 - 64                              3.50%
           65 - 69                              4.00%
           70 - 74                              4.50%
             75+                                5.00%

* If joint life option is in effect, the younger of you and your spouse's age applies.

** Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any
   remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the
   Account Value to establish the initial Guaranteed Income Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit elections prior to May 21,
                          2012, or for purchasers of
        Lincoln Lifetime IncomeSM Advantage 2.0 prior to April 2, 2012.

 Single & Joint Life Option*         Single & Joint Life Option*
-----------------------------    -----------------------------------
                                     Percentage of Account Value,
             Age                  Income Base or Guaranteed Amount**
-----------------------------    -----------------------------------

         Under age 40                           2.50%
           40 - 54                              3.00%
           55 - 58                              3.50%
           59 - 64                              4.00%
           65 - 69                              4.50%
           70 - 79                              5.00%
             80+                                5.50%

* If joint life option is in effect, the younger of you and your spouse's age applies.

** Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any
   remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the
   Account Value to establish the initial Guaranteed Income Benefit.

                                      F-2